NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

RELATING TO

THE SPECIAL MEETING OF SECURITYHOLDERS

TO BE HELD ON APRIL 18, 2019

THE BUSINESS COMBINATION AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, INCLUDING WITHOUT LIMITATION ANY SECURITIES REGULATORY AUTHORITY OF ANY CANADIAN PROVINCE OR TERRITORY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE U.S., NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

March 19, 2019

March 19, 2019

Dear Securityholder:

You are invited to attend a special meeting (the "Meeting" or the "Cannex Meeting") for the holders of Class A convertible restricted voting shares ("Cannex Class A Shares") in the capital of Cannex Capital Holdings Inc. ("Cannex"), common shares ( "Cannex Common Shares" and together with the Cannex Class A Shares, the "Cannex Shares") in the capital of Cannex, and senior secured convertible notes ("Cannex Notes" and together with the Cannex Shares, the "Cannex Securities") of Cannex to be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7, on April 18, 2019 commencing at 8:00am (Vancouver time), to consider and, if thought advisable, approve a series of transactions that will result in the exchange of Cannex Common Shares for subordinate voting shares in the capital of the Resulting Issuer ("Resulting Issuer Subordinate Voting Shares") and Cannex Class A Shares for class B proportionate voting shares in the capital of the Resulting Issuer ("Resulting Issuer Proportionate Voting Shares" and together with the Resulting Issuer Subordinate Voting Shares, the "Resulting Issuer Shares") in accordance with the Cannex Share Exchange Ratio, as applicable, of the Resulting Issuer (as defined below) and the exchange of Cannex Notes for senior secured convertible notes of the Resulting Issuer (the "Resulting Issuer Notes") in accordance with the Cannex Note Exchange (as defined below). These transactions, among others, are contemplated under the terms of a business combination agreement dated March 1, 2019 (the "Business Combination Agreement") entered into among Cannex, 4Front Holdings LLC ("4Front"), 1196260 B.C. Ltd. ("BC Newco"), and 4Front Corp. ("Nevada HoldCo"). References herein to the "Resulting Issuer" are to the successor corporation under the statutory Business Combination of Nevada Holdco and BC Newco pursuant to the provisions of the Business Corporations Act (British Columbia) (the "BCBCA") and the plan of arrangement set forth in Appendix C (the "Plan of Arrangement") with the Resulting Issuer as the successor corporation following the completion of the business combination (the "Business Combination") contemplated by the Business Combination Agreement and the Plan of Arrangement.

The Resulting Issuer will continue the businesses of Cannex and 4Front and intends to operate large-scale indoor cannabis cultivation facilities and to manufacture and brand infused products, edibles, and other derivative cannabis products in the United States. A more detailed description of the Resulting Issuer is set forth in Appendix F in the attached Management Information Circular.

On completion of the Business Combination contemplated by the Business Combination Agreement: (i) former holders of Cannex Common Shares are expected to hold approximately 78.4% of the outstanding Resulting Issuer Subordinate Voting Shares (on an undiluted basis); and (ii) former holders of Cannex Class A Shares are expected to hold approximately 24.3% of the outstanding Resulting Issuer Proportionate Voting Shares (on an undiluted basis). In aggregate, Cannex Shareholders are expected to hold approximately 36.6% of the outstanding Resulting Issuer Shares (on an as-converted, undiluted basis). The Resulting Issuer will also have a class of multiple voting shares ("Resulting Issuer Multiple Voting Shares") held by certain former equity holders of 4Front. The Resulting Issuer Multiple Voting Shares will provide such former holders with voting control of the Resulting Issuer, as such shares represent 62.4% of the aggregate votes represented by the Resulting Issuer Multiple Voting Shares and Resulting Issuer Shares together.

In connection with the Business Combination, the Cannex Shareholders will also be asked to consider and, if deemed advisable, to pass an ordinary resolution to approve the equity incentive plan of the Resulting Issuer for Resulting Issuer Subordinate Voting Shares and the the equity incentive plan of the Resulting Issuer for Resulting Issuer Proportionate Shares (collectively, the "Resulting Issuer Equity Incentive Plans").

Voting Requirements

In order to become effective, the Cannex Component of the Business Combination must be approved by a resolution passed by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in OSC Rule 56-501 - Restricted Shares and NI 41-101 - General Prospectus Requirements; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"); and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. See "The Business Combination -- Regulatory Law Matters and Securities Law Matters -- Canadian Securities Law Matters". In addition to that approval, completion of the Business Combination is subject to certain customary conditions, including the approval of the Supreme Court of British Columbia, which are described in the attached Management Information Circular.

The resolution to approve the Resulting Issuer Equity Incentive Plans must be approved by a majority of the votes cast in person or by proxy by the Cannex Shareholders at the Meeting.

Board Recommendation

The Board of Directors of Cannex (the "Cannex Board") unanimously recommends that the Cannex Securityholders vote FOR the Cannex Component of the Business Combination. After taking into consideration, among other things, the Cannex Fairness Opinion of Beacon Securities Limited ("Beacon"), the Cannex Board has unanimously determined that the Cannex Component of the Business Combination is in the best interests of Cannex and is fair to the Cannex Securityholders and Cannex Noteholders and the Cannex Board has approved the Cannex Component of the Business Combination and authorized its submission to the Cannex Securityholders and the Cannex Noteholders. The attached Management Information Circular contains a detailed description of the reasons for the determinations and recommendations of the Cannex Board.

The Cannex Board also unanimously recommends that the Cannex Shareholders vote FOR the approval of the Resulting Issuer Equity Incentive Plan. It is a condition precedent to the completion of the Business Combination that Cannex Shareholders approve the Resulting Issuer Equity Incentive Plans.

Voting

Your vote is important regardless of the number of Cannex Securities you own. If you are not registered as the holder of your Cannex Securities but hold your securities through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Cannex Securities. See the section in the accompanying Management Information Circular entitled "General Proxy Information - Voting Options - Voting for Non-Registered Holders" for further information on how to vote your Cannex Securities.

If you are a registered holder of Cannex Securities, we encourage you to vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy to Alliance Trust Company by mail, or by hand delivery at 1010, 402 - 2nd Street SW, Calgary, Alberta T2P 2Y3, or by fax at (403) 237-6111 or email at inquiries@alliancetrust.ca at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Letters of Transmittal for Cannex Shares

If you hold your Cannex Shares through a broker or other person, please contact that broker or other person for instructions and assistance in receiving the Resulting Issuer Shares in respect of such Cannex Shares. If you are a registered Cannex Shareholder, we also encourage you to complete and return the enclosed Letter of Transmittal together with the certificate(s) or DRS Statement(s) representing your Cannex Shares and any other required documents and instruments, to the depositary, Alliance Trust Company, in the enclosed return envelope in accordance with the instructions set out in the Letter of Transmittal so that if the Cannex Component of the Business Combination is approved, the consideration for your Cannex Shares can be sent to you as soon as possible following the Business Combination becoming effective. The Letter of Transmittal contains other procedural information related to the Business Combination and should be reviewed carefully.

If you have any questions, please us by telephone at (604) 628-9338 or by e-mail at info@cannexcapital.com.

Sincerely,

(signed) Anthony Dutton

Anthony Dutton

Director, President and CEO

Cannex Capital Holdings Inc.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders (the "Cannex Shareholders") of common shares (the "Cannex Common Shares") in the capital of Cannex Capital Holdings Inc. ("Cannex"), Class A convertible restricted voting shares (the "Cannex Class A Shares" and together with the Cannex Common Shares, the "Cannex Shares") in the capital of Cannex, and the holders (the "Cannex Noteholders" and together with the Cannex Shareholders, the "Cannex Securityholders") of senior secured convertible notes (the "Cannex Notes" and together with the Cannex Shares, the "Cannex Securities") of Cannex will be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7, on April 18, 2019 commencing at 8:00am (Vancouver time) for the following purposes:

1. to consider pursuant and, if thought advisable, to pass, with or without variation, a special resolution (the "Cannex Component of the Business Combination Resolution"), the full text of which is set forth in Appendix B to the accompanying Management Information Circular (the "Circular"), to approve the Cannex Component of the Business Combination (as defined herein) in accordance with the Interim Order made pursuant to Section 291 of the BCBCA that entails the approval of the Business Combination, the Plan of Arrangement, the Cannex Share Exchange, the Cannex Warrant Exchange, the Cannex Note Exchange, the Cannex Option Exchange, the Cannex Windup and the CCGI Windup;

2. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix H to the Circular, to approve the equity incentive plans for the Resulting Issuer (the "Resulting Issuer Equity Incentive Plans"); and

3. to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Business Combination Agreement and the Plan of Arrangement and is deemed to form part of this Notice of Meeting.

The record date for the determination of Cannex Securityholders entitled to receive notice of and to vote at the Meeting is March 19, 2019 (the "Record Date"). Only Cannex Securityholders whose names have been entered in the register of Cannex Securityholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Cannex Securityholders are entitled to vote at the Meeting either in person or by proxy. Registered Cannex Securityholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be received by April 16, 2019 at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you are a non-registered Cannex Securityholder, please refer to the section in the Circular entitled "General Proxy Information - Voting Options - Voting for Non-Registered Holders" for information on how to vote your Cannex Securities. If you are a non-registered Cannex Securityholder and you do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Registered Cannex Shareholders have the right to dissent with respect to the Cannex Component of the Business Combination Resolution in accordance with Section 238 of the BCBCA, as modified by Article 4 of the Plan of Arrangement and the Interim Order. A Cannex Shareholder's right to dissent is more particularly described in the Circular and the text of Section 238 of the BCBCA is set forth in Appendix G. Please refer to the Circular under the heading "Dissent Rights of Cannex Shareholders" for a description of the rights to dissent in respect of the Business Combination.

Failure to strictly comply with the requirements set forth in Part 8 - Division 2 of the BCBCA, Article 4 of the Plan of Arrangement and the Interim Order with respect to the Business Combination, may result in the loss of any right to dissent. Persons who are beneficial owners of Cannex Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Cannex Shares are entitled to dissent. Accordingly, a beneficial owner of Cannex Shares desiring to exercise the right to dissent must make arrangements for the Cannex Shares or beneficially owned by such holder to be registered in such holder's name prior to the time the written notice of dissent to the Cannex Component of the Business Combination Resolution is required to be received by Cannex or, alternatively, make arrangements for the registered holder of such Cannex Shares to dissent on behalf of the holder.

DATED at Vancouver, British Columbia this 19th day of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF CANNEX CAPITAL HOLDINGS INC.

(signed) Anthony Dutton

Anthony Dutton

Director, President and CEO

ADDENDA

APPENDIX A	GLOSSARY OF TERMS
APPENDIX B	CANNEX COMPONENT OF THE BUSINESS COMBINATION RESOLUTION
APPENDIX C	PLAN OF ARRANGEMENT
APPENDIX D	CANNEX FAIRNESS OPINION
APPENDIX E	PETITION AND INTERIM ORDER
APPENDIX F	INFORMATION RELATING TO THE RESULTING ISSUER
APPENDIX G	DIVISION 2 OF PART 8 OF THE BCBCA
APPENDIX H	RESULTING ISSUER EQUITY INCENTIVE PLANS RESOLUTION
APPENDIX I	FINANCIAL STATEMENTS
APPENDIX J	RESULTING ISSUER EQUITY INCENTIVE PLANS

STATEMENT ON GLOSSARY OF TERMS

Unless the context otherwise requires, any capitalized terms used herein and not otherwise defined have the meanings given to them in the Glossary of Terms attached to this Circular attached to this Circular as Appendix A. Unless otherwise indicated, the defined terms in the Glossary of Terms are not used in the other appendices attached to this Circular.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of March 19, 2019.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized by Cannex or 4Front. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Cannex Securityholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Business Combination, the Plan of Arrangement and the related securities described herein have not been approved or disapproved by any securities regulatory authority (including, without limitation, any securities regulatory authority of any Canadian province or territory, the United States Securities and Exchange Commission, or any securities regulatory authority of any state of the U.S.), nor has any securities regulatory authority passed upon the fairness or merits of the Business Combination or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

Descriptions in this Circular of the terms of the Business Combination Agreement, the Plan of Arrangement and the Resulting Issuer Equity Incentive Plans are summaries of the terms of those documents and are qualified in their entirety by such terms. Cannex Securityholders should refer to the full text of the Business Combination Agreement, the Plan of Arrangement, and Resulting Issuer Equity Incentive Plans for complete details of those documents. The Business Combination Agreement and the Plan of Arrangement have been filed by Cannex under its profile on SEDAR and are available at www.sedar.com. In addition, the Plan of Arrangement is attached as Appendix C to this Circular and the Resulting Issuer Equity Incentive Plans are attached as Appendix J to this Circular.

Information Contained in this Circular regarding 4Front

The information concerning 4Front and its affiliates contained in this Circular has been provided by 4Front for inclusion in this Circular and should be read together with, and qualified by, the documents of 4Front incorporated by reference herein. Although Cannex has no knowledge that would indicate any statements contained herein relating to 4Front and its affiliates taken from or based upon such information provided by 4Front are untrue or incomplete, neither Cannex nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to 4Front and its affiliates, or for any failure by 4Front to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Cannex.

Currency and Exchange Rates

Unless otherwise indicated herein, references to "$", "US$" or "U.S. dollars" are to United States dollars, and references to "Cdn$", "C$" or "Canadian dollars" are to Canadian dollars.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the indicative rate or the noon buying rate provided by the Bank of Canada, as applicable:

	Years ended December 31
	2018 (Cdn$)	2017 (Cdn$)	2016 (Cdn$)
High	1.3642	1.3743	1.4589
Low	1.2288	1.2128	1.2544
Rate at end of period	1.3642	1.2545	1.3427
Average rate for period	1.2957	1.2986	1.3248

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated into this Circular by reference, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as "forward-looking statements") that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Business Combination; intentions, plans and future actions of Cannex, 4Front and the Resulting Issuer; the timing for the implementation of the Business Combination and the potential benefits of the Business Combination; the likelihood of the Business Combination being completed; principal steps of the Business Combination; statements made in, and based upon, the Cannex Fairness Opinion; statements relating to the business and future activities of and developments related to Cannex, 4Front and the Resulting Issuer after the date of this Circular and prior to the Effective Time and to and of 4Front and the Resulting Issuer after the Effective Time; approval of Cannex Securityholders and Court approval of the Business Combination; listing of the Resulting Issuer Subordinate Voting Shares on the CSE; market position, ability to compete and future financial or operating performance of the Resulting Issuer; liquidity of Resulting Issuer Shares following the Effective Time; anticipated developments in operations; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "should", "would", "might", or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

To the extent any forward-looking information constitutes "future-oriented financial information" or "financial outlook", as those terms are defined under Canadian securities laws, such statements are being provided to describe the current anticipated effect of the Business Combination, and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Future-oriented financial information and financial outlook, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out in this cautionary statement. The Resulting Issuer's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Resulting Issuer's revenue, earnings and expenses may differ materially from the revenue, earnings and expenses profiles provided in this Circular. Such information is presented for illustrative purposes only. Forward-looking information that may constitute "future-oriented financial information" or "financial outlook" includes (in each case at Appendix F to this circular): statements about potential sale leaseback transactions of the Resulting Issuer; the forecasted budget of the Resulting Issuer; and expectations regarding generation of cash to fund operations of the Resulting Issuer.

These forward-looking statements are based on the beliefs of Cannex's and 4Front's management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Business Combination Agreement, including the approval and its fairness by the Court.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

Business Combination Risks:

  the parties failure to satisfy the conditions to completion of the Business Combination Agreement;
  the Business Combination Agreement may be terminated in certain circumstances;
  the possibility that the Cannex Component of the Business Combination Resolution may not be approved at the Meeting;
  retention of employees, suppliers and other personnel being adversely affected by uncertainty surrounding the Business Combination;
  risks related to factors beyond the control of 4Front, Cannex or the eventual Resulting Issuer;
  Cannex share price volatility due to events that may or may not be within such parties' control;
  disruptions or changes in the credit or security markets;
  the inability to renew existing licenses or permits or obtain required licenses and permits, or the inability to obtain regulatory approval in all states of operation for the commercial arrangements described herein litigation risks;
  risks related to directors and officers of Cannex possibly having interests in the Cannex Component of the Business Combination that are different from other Cannex Securityholders;
  risks relating to the possibility that more than 5% of Cannex Shareholders may exercise their dissent rights with respect to the Cannex Component of the Business Combination;
  risks that other conditions to the consummation of the Business Combination are not satisfied;
  the dilution of Cannex Securityholders, Cannex Noteholders, or Cannex Warrantholders;
  risks related to the possibility that 4Front and Cannex may not integrate successfully;
  the timely receipt of all necessary consents and approvals (including, without limitation, CSE, regulatory and shareholder) for the Business Combination;

United States Regulatory System Risks:

  the federal government has not legalized marijuana for medical or adult-use;
  there is a substantial risk of regulatory or political change;
  in addition to the Resulting Issuer's anticipated ownership and investment in the business being conducted by Advisors (as defined in Appendix F), the Resulting Issuer intends to invest in businesses with little or no operating history and that are engaged in activities considered illegal under U.S. federal law;
  banks often refuse to provide banking services to businesses involved in the marijuana industry due to the present state of the laws and regulations governing financial institutions in the United States;
  with the exception of the limited operating history of its subsidiaries, the Resulting Issuer will have a limited operating history;

  lack of access to U.S. bankruptcy protections and other bankruptcy risks;
  Resulting Issuer maybe subject to heightened scrutiny by Canadian authorities;
  Foreign Private Issuer (as defined herein) status;
  loss of Foreign Private Issuer status;
  there may be unknown additional regulatory fees and taxes that may be assessed in the future;
  the Resulting Issuer likely will not be able to secure its payment and other contractual rights with liens on the inventory or licenses of its clients and contracting parties;
  delays in enactment of new state or federal regulations could restrict the ability of the Resulting Issuer to reach strategic growth targets and lower return on investor capital;
  U.S. Food and Drug Administration regulation of cannabis and industrial hemp;
  the Resulting Issuer will be subject to applicable anti-money laundering laws and regulations;
  limited trademark protection;
  there is a risk of high bonding and insurance costs;
  the inability of the Resulting Issuer to respond to the changing regulatory landscape could harm its business;
  reliable data on the medical and adult-use marijuana industry is not available;
  there are general regulatory risks that may have a material effect on the Resulting Issuer and its subsidiaries; and
  inconsistent public opinion and perception of the medical and adult-use use marijuana industry hinders market growth and state adoption.

Business and Operations Risks:

  dependence on performance of subsidiaries;
  projections;
  the marijuana industry presents substantial risks and uncertainty;
  4Front is currently involved in litigation, and there may be additional litigation that the Resulting Issuer will be involved in in the future;
  future acquisitions or dispositions;
  ability to manage future growth;
  lending activities;
  enforceability of contracts;
  operation permits and authorizations;
  the Resulting Issuer will rely to a great extent on the expertise of the anticipated Resulting Issuer Board and officers, and any departures may impair the Resulting Issuer's businesses and investments;
  security risks;
  synthetic products may compete with medical marijuana use and products;
  there are risks associated with well-capitalized entrants developing large-scale operations;
  4Front is fairly described as an early stage business enterprise;
  talent pool;
  risks inherent in an agricultural business;
  the Resulting Issuer may be subject to significant competition;
  internal controls;
  potential disclosure of personal information to government or regulatory entities;
  promoting and maintaining brands;
  certain remedies and rights to indemnification may be limited;
  proposed acquisitions;
  the uncertain and fragmented nature of the medical and adult-use marijuana industry often results in an unconventional due diligence process and acquisition terms that could result in unknown and materially detrimental consequences to the Resulting Issuer;
  disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to the Resulting Issuer;

  there may be material delays in identifying and acquiring assets;
  currency fluctuations;
  investments maybe pre-revenue;
  enforceability of judgments against foreign subsidiaries;
  results of future clinical research;
  environmental risk and regulation;
  product liability;
  product recalls;
  reliance on key inputs;
  management of growth;
  fraudulent or illegal activity by employees, contractors and consultants;
  intellectual property;
  operational risks;
  lack of control over operations of investments;
  the Resulting Issuer will not have a highly diversified portfolio of assets;
  many of the Resulting Issuer's assets will be subject to a substantial risk of default, and payment of obligations owing to the Resulting Issuer will generally not be guaranteed by any other third party;
  the Resulting Issuer's assets may be purchased with limited representations and warranties from the sellers of those assets;
  information technology systems and cyber security risk; and
  the Resulting Issuer may be subject to risks associated with financial leverage.

Market, Securities and Other Risks:

  eventual holders of Resulting Issuer Multiple Voting Shares (as defined herein) will have voting control of the Resulting Issuer;
  additional financing;
  there will be conversion limitations on the Resulting Issuer Proportionate Voting Shares;
  the Resulting Issuer will face potential conflicts of interest;
  shareholders will not be represented by the Resulting Issuer's legal counsel;
  price volatility of publicly traded securities;
  shareholders will have little or no rights to participate in the Resulting Issuer's affairs;
  dividends;
  costs of maintaining a public listing; and
  Canada-United States border risks.

Certain Tax Risks:

  United States tax classification of the Resulting Issuer;
  the application of Section 280E of the Code (as defined herein) substantially limits the Resulting Issuer's ability to deduct certain expenses;
  changes in tax laws may affect the operations of the Resulting Issuer and the taxation of the interest to shareholders; and
  investment in the Resulting Issuer is not intended to provide any material tax benefits to shareholders.

Cannabis Industry Risks:

  the timing and completion of acquisitions and other transactions discussed in this Circular (including in Appendix F);
  the timing and amount of capital expenditures;
  future exchange rates;
  the granting, renewal and/or timing of a state or local cannabis license;
  the impact of increasing competition;
  conditions in general economic and financial markets;

  access to capital;
  future operating costs;
  government regulations, including future legislative and regulatory developments involving medical and recreational cannabis and the timing thereto;
  the effects of regulation by governmental agencies;
  the anticipated changes to laws regarding the recreational use of cannabis;
  the demand for cannabis products and corresponding forecasted increase in revenues; and
  the size of the medical cannabis market and the recreational cannabis market.

Although Cannex and 4Front believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the availability of sources of income to generate cash flow and revenue; the dependence on management and directors; risks relating to the receipt of the required licenses, risks relating to additional funding requirements; due diligence risks; exchange rate risks; potential transaction and legal risks; risks relating to laws and regulations applicable to the production and sale of marijuana; and other factors beyond Cannex, 4Front or the Resulting Issuer's control, as more particularly described under the heading "Risk Factors" in the information relating to the Resulting Issuer attached as Appendix F.

Consequently, all forward-looking statements made in this Circular and other documents regarding Cannex, 4Front or the Resulting Issuer, as applicable, are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on Cannex, 4Front or the Resulting Issuer. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that Cannex, 4Front or the Resulting Issuer, and/or persons acting on their behalf may issue. None of Cannex, 4Front or the Resulting Issuer undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

This list is not exhaustive of the factors that may affect any forward-looking statements of Cannex, 4Front and the Resulting Issuer. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Cannex, 4Front and the Resulting Issuer. Some of the important risks and uncertainties that could affect forward-looking statements are described further in Appendix F to this Circular. Cannex, 4Front and the Resulting Issuer do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, Cannex Securityholders should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES SECURITYHOLDERS

THE BUSINESS COMBINATION AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY U.S. STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE BUSINESS COMBINATION OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Resulting Issuer Shares, Resulting Issuer Replacement Options, Resulting Issuer Warrants and Resulting Issuer Notes to be issued under the Business Combination have not been registered under the U.S. Securities Act or applicable state securities laws, in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will be informed of the intention to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and will consider, among other things, the substantive and procedural fairness of the Business Combination to Cannex Securityholders as further described in this Circular under the heading "The Business Combination - Regulatory Law Matters and Securities Law Matters".

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

The financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with United States standards.

Cannex Securityholders who are resident in, or citizens of, the United States, or are otherwise subject to United States federal income taxation, are advised to review the summary contained in this Circular under the heading "Certain United States Federal Income Tax Considerations" and to consult their own tax advisors to determine the particular United States tax consequences to them of the Business Combination in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant non-U.S., state, local or other taxing jurisdiction.

The enforcement by investors of civil liabilities under United States federal or state securities laws may be affected adversely by the fact that each of Cannex and the Resulting Issuer is incorporated or organized outside the United States, that many of their respective officers and directors and the experts named herein are residents of a foreign country, and that some of the assets of Cannex, 4Front and/or the Resulting Issuer and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Cannex Securityholders to effect service of process within the United States upon Cannex, 4Front and the Resulting Issuer, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, U.S. Cannex Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms attached to this Circular as Appendix A.

The Meeting

The Meeting will be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7 on April 18, 2019 commencing at 8:00am (Vancouver time).

Record Date

Only Cannex Securityholders of record at the close of business on March 19, 2019 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

The Meeting is a special meeting of Cannex Securityholders. At the Meeting, Cannex Securityholders will be asked to consider and, if deemed advisable, to pass, the Cannex Component of the Business Combination Resolution approving the business combination involving 4Front, BC Newco, Cannex, and Nevada Holdco. The full text of the Cannex Component of the Business Combination Resolution is set out in Appendix B to this Circular. In order to implement the Cannex Component of the Business Combination, the Cannex Component of the Business Combination Resolution must be approved, with or without variation, by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in OSC Rule 56-501 - Restricted Shares and NI 41-101 - General Prospectus Requirements; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. See "The Business Combination -- Regulatory Law Matters and Securities Law Matters -- Canadian Securities Law Matters".

In addition, the Cannex Shareholders will also be asked to consider and, if deemed advisable, to pass an ordinary resolution to approve the Resulting Issuer Equity Incentive Plans. The resolution to approve the Resulting Issuer Equity Incentive Plans must be approved by a majority of the votes cast in person or by proxy by the Cannex Shareholders at the Cannex Meeting. See "Other Matters to be Considered at the Meeting - Approval of the Resulting Issuer Equity Incentive Plans".

The Business Combination

Under the Business Combination, the following shall occur and shall be deemed to occur, except to the extent otherwise indicated, in the following order without any further act or formality:

1. each Nevada Holdco Dissenting Share held by a Nevada Holdco Dissenting Shareholder in respect of which a Nevada Holdco Shareholder has validly exercised his, her or its Nevada Holdco Dissent Right shall be deemed to be transferred by such Nevada Holdco Dissenting Shareholder to Nevada Holdco (free and clear of any Liens of any nature whatsoever) in accordance with and for the consideration as set forth in Article 4 of the Plan of Arrangement, and such Nevada Holdco Dissenting Shareholder shall cease to be a holder of such Nevada Holdco Share and his, her or its name shall be removed from the central securities register of Nevada Holdco as a holder of a Nevada Holdco Dissenting Share. Such Nevada Holdco Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Nevada Holdco Dissenting Shares to Nevada Holdco in accordance with Article 4 of the Plan of Arrangement. Nevada Holdco shall be the holder of all of the Nevada Holdco Dissenting Shares transferred in accordance with Article 4 of the Plan of Arrangement and such Nevada Holdco Shares will be cancelled and the central securities register of Nevada Holdco shall be revised accordingly;

2. one minute after step one above, each Cannex Dissenting Share held by a Cannex Dissenting Shareholder in respect of which a Cannex Shareholder has validly exercised his, her or its Cannex Dissent Right shall be deemed to be transferred by such Cannex Dissenting Shareholder to Cannex (free and clear of any Liens of any nature whatsoever) in accordance with and for the consideration as set forth in Article 4 of the Plan of Arrangement, and such Cannex Dissenting Shareholder shall cease to be a holder of such Cannex Share and his, her or its name shall be removed from the central securities register of Cannex as a holder of a Cannex Dissenting Share. Such Cannex Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Cannex Dissenting Shares to Cannex in accordance with Article 4 of the Plan of Arrangement. Cannex shall be the holder of all of the Cannex Dissenting Shares transferred in accordance with this Subsection and such Cannex Shares will be cancelled and the central securities register of Cannex shall be revised accordingly;

3. one minute after step two above, BC Newco and Nevada Holdco shall amalgamate to form the Resulting Issuer, with the same effect as if they had amalgamated under Section 269 of the BCBCA;

(i) without limiting the generality of step three above, BC Newco and Nevada Holdco shall amalgamate and continue as one company, the Resulting Issuer, under the terms and conditions prescribed in the Plan of Arrangement;

(ii) the property, rights and interests of each of BC Newco and Nevada Holdco shall continue to be the property, rights and interests of the Resulting Issuer;

(iii) the Resulting Issuer shall continue to be liable for the obligations of each of BC Newco and Nevada Holdco;

(iv) the Resulting Issuer shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either BC Newco or Nevada Holdco before the BC Amalgamation has become effective;

(v) a conviction against, or a ruling, order or judgment in favour of or against, either BC Newco or Nevada Holdco may be enforced by or against the Resulting Issuer;

(vi) the board of directors of the Resulting Issuer shall be comprised of a minimum of three and a maximum of 10 directors and the initial five directors of the Resulting Issuer will be the Board Nominees;

(vii) the notice of articles and articles of the Resulting Issuer shall be substantially in the form of the notice of articles and articles of Nevada Holdco following the Continuance and the registered office of the Resulting Issuer shall be the registered office of Nevada Holdco following the Continuance;

(viii) each BC Newco Share held by a holder thereof will be cancelled and the holder's name shall be removed from the register of holders of such BC Newco Shares, and in consideration therefor, the holder thereof shall receive a fully paid and non-assessable Resulting Issuer Subordinate Voting Share on the basis of one Resulting Issuer Subordinate Voting Share for each BC Newco Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such BC Newco Share in accordance with the Plan of Arrangement;

(ix) each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share held by a Nevada Holdco Shareholder will be cancelled and the holder's name shall be removed from the register of holders of such Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and in consideration therefor, the holder thereof shall receive a Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share or Resulting Issuer Multiple Voting Share, as the case may be, upon the BC Amalgamation on the basis of one Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share and Resulting Issuer Multiple Voting Share for each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and the registered holder of the Nevada Holdco Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Nevada Holdco Shares in accordance with the Plan of Arrangement;

(x) the amounts added to the stated capital of the Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the corresponding class of Nevada Holdco Shares (other than the Nevada Holdco Shares held by Nevada Holdco Dissenting Shareholders) immediately prior to the Effective Time, and an additional amount equal to the paid-up capital of the BC Newco Shares immediately prior to the Effective Time shall be added to the stated capital of the Resulting Issuer Subordinate Voting Shares;

(xi) each Nevada Holdco Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Nevada Holdco Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer NH Warrant in exchange for the termination of the rights and release of claims in respect of each Nevada Holdco Warrant terminated and cancelled. Each Resulting Issuer NH Warrant shall be exercisable into a Resulting Issuer Subordinate Voting Share and the exercise price per Resulting Issuer NH Warrant will be adjusted accordingly, and any document evidencing a Nevada Holdco Warrant will thereafter evidence and be deemed to evidence such Resulting Issuer NH Warrant. Except as explicitly provided in the Plan of Arrangement, all terms and conditions of a Resulting Issuer NH Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Nevada Holdco NH Warrant for which it was exchanged, and will be governed by the terms of the Resulting Issuer NH Warrant and the former holder of such Nevada Holdco Warrants will cease to be the holder thereof or to have any rights as a holder of such Nevada Holdco Warrants; and

(xii) each Nevada Holdco Option shall be terminated and cancelled and each holder of Nevada Holdco Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer NH Replacement Options in exchange for the termination of the rights and release of claims in respect of each Nevada Holdco Option terminated and cancelled. Each Resulting Issuer NH Replacement Option shall be exercisable into a Resulting Issuer Proportionate Voting Share. Such Resulting Issuer NH Replacement Options shall provide for an exercise price per Resulting Issuer NH Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Nevada Holdco Option, and any document evidencing a Nevada Holdco Option shall thereafter evidence and be deemed to evidence such Resulting Issuer NH Replacement Option for Resulting Issuer Proportionate Voting Shares. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer NH Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Nevada Holdco Option for which it was exchanged, and shall be governed by the terms of the Resulting Issuer Equity Incentive Plans, the former holder of such Nevada Holdco Options will cease to be the holder thereof or to have any rights as a holder of such Nevada Holdco Options, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Nevada Holdco Option. It is intended that subsection 7(1.4) of Tax Act and U.S. Treas. Reg. Secs. 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D), as applicable, apply to such exchange of Nevada Holdco Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Resulting Issuer NH Replacement Option will be increased such that the In-The-Money Amount of the Resulting Issuer NH Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Nevada Holdco Option (or a fraction thereof) exchanged for such Resulting Issuer NH Replacement Option immediately before the exchange;

4. one minute after step three above, each Resulting Issuer Share held by the Initial BC Newco Shareholder shall, without any further action by or on behalf of the Initial BC Newco Shareholder, be, and shall be deemed to be, canceled and the holder's name shall be removed from the register of holders of such Resulting Issuer Share, and in consideration therefor, the holder thereof shall receive a cash payment for such Resulting Issuer Share equal to $1.00;

5. one minute after step four above, the CCGI Windup shall be, and shall be deemed to be, effected;

6. one minute after step five above, each Cannex Common Share and Cannex Class A Share outstanding immediately prior to the Effective Time, will be and will be deemed to be transferred to the Resulting Issuer by the applicable Cannex Shareholder, and the holder's name will be removed from the register of holders of such Cannex Share, and in consideration therefor, the holder thereof will receive fully paid and non-assessable Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, respectively, on the basis of the Cannex Share Exchange Ratio (rounded down to the nearest whole number); and

(i) each Cannex Shareholder shall cease to be the holder of such Cannex Shares and to have any rights as a holder of such Cannex Shares other than the right to the Resulting Issuer Shares pursuant to this step six;

(ii) the Resulting Issuer shall be, and shall be deemed to be, the transferee of such Cannex Shares; and

(iii) the Resulting Issuer and Cannex shall make the appropriate entries in their securities registers to reflect the matters referred to in this step six;

7. concurrently with step six above, each Cannex PP Warrant will be and will be deemed to be terminated and cancelled and each holder of Cannex PP Warrants will be entitled to receive, from the Resulting Issuer, a Resulting Issuer PP Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex PP Warrant terminated and cancelled. Each Resulting Issuer PP Warrant will be exercisable for Resulting Issuer Subordinate Voting Shares based on the Cannex Share Exchange Ratio (such that, upon exercise, in lieu of each Cannex Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the holder will receive Resulting Issuer Subordinate Voting Shares based on the Cannex Share Exchange Ratio). The Resulting Issuer PP Warrants will provide for an exercise price per Resulting Issuer Warrant equal to the exercise price per Cannex PP Warrant, and any document evidencing a Cannex PP Warrant will thereafter evidence and be deemed to evidence such Resulting Issuer PP Warrant. Except as explicitly provided in the Plan of Arrangement, all terms and conditions of a Resulting Issuer PP Warrant to be issued in exchange for a Cannex PP Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Cannex PP Warrant for which it was exchanged, and will be governed by the terms of the Resulting Issuer PP Warrant and the former holder of such Cannex PP Warrants will cease to be the holder thereof or to have any rights as a holder of such Cannex PP Warrants;

8. concurrently with step six above, the Cannex PP Warrants exchanged pursuant to step seven shall be cancelled without payment;

9. concurrently with step six above, each Cannex GG Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Cannex GG Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer GG Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex GG Warrant terminated and cancelled.  Each Resulting Issuer GG Warrant shall be exercisable for Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio and the exercise price per Resulting Issuer GG Warrant shall be adjusted accordingly (such that, upon exercise, in lieu of each Cannex Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the holder shall receive Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio).  All terms and conditions of the Resulting Issuer GG Warrant to be issued in exchange for a Cannex GG Warrant shall be governed by the terms of the certificate evidencing the Resulting Issuer GG Warrant and, upon exchange, the former holder of such Cannex GG Warrants will cease to be the holder thereof or to have any rights as a holder of such Cannex GG Warrants;

10. concurrently with step six above, the Cannex GG Warrants exchanged pursuant to step nine above shall be cancelled without payment;

11. concurrently with step six above, each Cannex Note shall be and shall be deemed to be terminated and cancelled and each holder of Cannex Notes shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer Note in exchange for the termination of the rights and release of claims in respect of each Cannex Note terminated and cancelled.  Each Resulting Issuer Note shall be convertible into Resulting Issuer Proportionate Voting Shares in accordance with the Cannex Share Exchange Ratio (such that, upon conversion, in lieu of each Cannex Share to which such holder was theretofore entitled upon such conversion, the holder will receive Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio) and any document evidencing a Cannex Note shall thereafter cease and terminate and will be replaced by a Resulting Issuer Note. All terms and conditions of a Resulting Issuer Note, shall be governed by the terms of the certificate evidencing the Resulting Issuer Note, and the former holder of such Cannex Note will cease to be the holder thereof or to have any rights as a holder of such Cannex Note;

12. concurrently with step six above, the Cannex Notes exchanged pursuant to Subsection step eleven shall be cancelled without payment;

13. concurrently with step six above, each Cannex Option shall be terminated and cancelled and each holder of Cannex Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer Replacement Options in exchange for the termination of the rights and release of claims in respect of each Cannex Option terminated and cancelled, on the basis of the Cannex Option Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Resulting Issuer Replacement Option, then the number of Resulting Issuer Replacement Options otherwise issued shall be rounded down to the nearest whole number). Such Resulting Issuer Replacement Options shall provide for an exercise price per Resulting Issuer Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Cannex Share that would otherwise be payable pursuant to the Cannex Option it replaces is divided by (ii) the Cannex Share Exchange Ratio, and any document evidencing a Cannex Option shall thereafter evidence and be deemed to evidence such Resulting Issuer Replacement Options. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Cannex Option for which it was exchanged, and shall be governed by the terms of the applicable Resulting Issuer Equity Incentive Plan and the former holder of such Cannex Options will cease to be the holder thereof or to have any rights as a holder of such Cannex Options and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Cannex Option. It is intended that subsection 7(1.4) of Tax Act and U.S. Treas. Reg. Secs. 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D), as applicable, apply to such exchange of Cannex Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Resulting Issuer Replacement Option will be increased such that the In-The-Money Amount of the Resulting Issuer Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Cannex Option (or a fraction thereof) exchanged for such Resulting Issuer Replacement Option immediately before the exchange;

14. concurrently with step six above, the Cannex Options exchanged pursuant to step thirteen shall be cancelled without payment; and

15. one minute after step six above, the Cannex Windup shall be, and shall be deemed to be, effected;

provided that none of the foregoing events or transactions shall occur or be deemed to occur unless all of the foregoing occur or is deemed to occur.

As of the Effective Date, each Nevada Holdco Share (other than Nevada Holdco Shares held immediately prior to such time by Nevada Holdco Dissenting Shareholders), and any certificates deemed to represent such Nevada Holdco Shares, will only represent the right to receive in exchange therefor the corresponding Resulting Issuer Proportionate Voting Shares that the holder is entitled to receive in accordance with the Plan of Arrangement. Each Cannex Share (other than Cannex Shares held immediately prior to such time by Cannex Dissenting Shareholders) and any certificates deemed to represent such Cannex Shares will represent only the right to receive in exchange therefor the corresponding the Resulting Issuer Subordinate Voting Shares and/or the Resulting Issuer Proportionate Voting Shares that the holder is entitled to receive in accordance with the Plan of Arrangement.

Upon completion of the Business Combination, the directors of the Resulting Issuer are expected to be Josh Rosen, Leo Gontmakher, Anthony Dutton (or such other director as Cannex and 4Front may mutually agree upon), Eric Rey and David Daily.

Recommendation of the Cannex Board

The Cannex Board, having taken into account the Cannex Fairness Opinion and such other matters as it considered relevant, including the factors set out below under the heading "The Business Combination - Reasons for the Business Combination", and after consultation with its financial and legal advisors has unanimously determined that the Business Combination is in the best interests of Cannex and the Cannex Securityholders.

Accordingly, the Cannex Board unanimously recommends that Cannex Securityholders vote FOR the Cannex Component of the Business Combination Resolution.

The Cannex Board also unanimously recommends that Cannex Shareholders vote FOR the approval of the Resulting Issuer Equity Incentive Plans.

Cannex Fairness Opinion

On February 27, 2019, Beacon delivered to the Cannex Board its opinion, that, as of such date, and subject to the assumptions, limitations, qualifications and factors set out in the Cannex Fairness Opinion, the Consideration to be received by the Cannex Shareholders under the Business Combination is fair, from a financial point of view, to the Cannex Shareholders. The full text of the Cannex Fairness Opinion, which sets out, among other things, the assumptions made, information received and matters considered by Beacon in rendering the Cannex Fairness Opinion, as well as the limitations and qualifications the opinion is subject to, is attached as Appendix D to this Circular. Cannex Shareholders are urged to read the Cannex Fairness Opinion in its entirety. The summary of the Cannex Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Cannex Fairness Opinion.

Beacon has consented to the inclusion in this Circular of the Cannex Fairness Opinion in its entirety, together with the summary herein and other information relating to Beacon and the Cannex Fairness Opinion. The Cannex Fairness Opinion addresses only the fairness of the consideration to be received by the Cannex Shareholders under the Business Combination Agreement from a financial point of view and does not and should not be construed as a valuation of Cannex, 4Front or the Resulting Issuer or their respective assets or securities and does not constitute a recommendation to any Cannex Shareholder as to whether to vote in favour of the Cannex Component of the Business Combination Resolution. The Cannex Fairness Opinion may not be used by any other person or relied upon by any other person other than and the Cannex Board.

See "The Business Combination -- Cannex Fairness Opinion".

Cannex Shareholder Voting Agreements

On March 1, 2019, 4Front entered into the Cannex Shareholder Voting Agreements with certain directors and officers of Cannex and the Cannex Locked-up Shareholders. The Cannex Shareholder Voting Agreements set forth, among other things, the agreement of such shareholders to vote their Cannex Shares in favour of the Business Combination.

See "The Business Combination - Cannex Shareholder Voting Agreements".

Cannex, 4Front and the Resulting Issuer

Cannex

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licenses cannabis cultivators processors and dispensaries in the United States, including: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. Cannex has operations in Washington State and a corporate head office in Vancouver, British Columbia, Canada.

See "Information Concerning Cannex".

4Front

4Front is a U.S. cannabis based retailer and brand development company, as it operates dispensaries in Illinois, Maryland, Massachusetts, and Pennsylvania. 4Front provides consulting services in areas related to the cannabis sector, including cultivation, retail distribution, production, and technology.

See "Information Concerning 4Front".

The Resulting Issuer

The head office of the Resulting Issuer will be located at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018 and the registered office of the Resulting Issuer will be at 1241 Alberni Street, Vancouver, British Columbia V6E 4R4. Upon completion of the Business Combination, the Resulting Issuer expects that it will become a reporting issuer in British Columbia, Alberta and Ontario and will be approximately capitalized with US$35 million in working capital.

See "Information Concerning the Resulting Issuer".

Conditions to the Business Combination

In order for the Business Combination to become effective, certain conditions must have been satisfied or waived, at or before the Effective Time including but not limited to:

  the Pre-Arrangement Transactions shall have been completed;

  the Nevada Holdco Continuance Resolution shall have been approved and adopted by the Nevada Holdco Shareholders at the Nevada Holdco Meeting;

  the Continuance shall be made effective;

  the Nevada Holdco Business Combination Resolution shall have been approved and adopted by the Nevada Holdco Shareholders at the Nevada Holdco Meeting in accordance with the Interim Order and the Business Combination Agreement;

  written consent to the Business Combination and other transactions contemplated in the Business Combination Agreement shall have been received from the Cannex Noteholders in form and substance satisfactory to the Parties, acting reasonably;

  the Cannex Component of the Business Combination Resolution shall have been approved and adopted by the Cannex Securityholders at the Cannex Meeting in accordance with the Interim Order and the Business Combination Agreement;

  the Resulting Issuer Equity Incentive Plans shall have been approved and adopted by (i) the Nevada Holdco Shareholders at the Nevada Holdco Meeting, and (ii) the Cannex Shareholders at the Cannex Meeting;

  the Interim Order and the Final Order shall each have been obtained on terms consistent with the Business Combination Agreement, and shall not have been set aside or modified in a manner unacceptable to either of the Transacting Parties, each acting reasonably, on appeal or otherwise;

  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the transactions contemplated herein, in the Contemporaneous Agreements, in the Pre-Arrangement Agreements or in connection with the Business Combination illegal or otherwise preventing or prohibiting consummation of any such transactions;

  there shall not be pending or threatened in writing any Action by any Governmental Entity or any other Person that is reasonably likely to result in:

  any prohibition or restriction on the consummation of the transactions contemplated herein, in the Contemporaneous Agreements, in the Pre-Arrangement Agreements or in connection with the Business Combination or a Person obtaining from any Party any damages that would result in a 4Front Material Adverse Effect, Cannex Material Adverse Effect, BC Newco Material Adverse Effect or Nevada Holdco Material Adverse Effect as applicable, directly or indirectly in connection with the Business Combination;

  any prohibition or material limit on the ownership by the Resulting Issuer of any of the Parties or any material portion of their respective business;

  the imposition of limitations on the ability of U.S. Co to acquire or hold, or exercise full rights of ownership of the membership interests of 4Front to be obtained as a result of consummation of the transactions contemplated in the Pre-Arrangement Agreements, including the right to vote such shares or membership interests; or

  the unavailability of the Section 3(a)(10) Exemption or the Intended Tax Treatment contemplated by the Business Combination Agreement;

  all Required Regulatory Approvals shall have been obtained on terms and conditions satisfactory to each of the Parties, acting reasonably;

  holders of no more than 5% (or such lower percentage so as not to have a material adverse effect on the Intended Tax Treatment set forth in the Business Combination Agreement) of the Nevada Holdco Shares shall have exercised Nevada Holdco Dissent Rights;

  holders of no more than 5% (or such lower percentage so as not to have a material adverse effect on the Intended Tax Treatment set forth in the Business Combination Agreement) of the Cannex Shares shall have exercised Cannex Dissent Rights;

  the Cannex CSE Approval shall have been obtained;

  the issuance of the Resulting Issuer Subordinate Voting Shares, the Resulting Issuer Proportionate Voting Shares, the Resulting Issuer Multiple Voting Shares, the Resulting Issuer Replacement Options, Resulting Issuer NH Replacement Options, the Resulting Issuer Notes, and the Resulting Issuer Warrants and the issuance of Resulting Issuer Subordinate Voting Shares upon conversion of the Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or as imposed by the CSE);

  the Escrow Agreements, if required by the CSE or pursuant to Securities Law shall have been fully executed by the parties thereto;

  the Board Nominees shall have been appointed to the Resulting Issuer Board;

  the Key Employees shall have executed and delivered employment, non-solicitation, and non-competition agreements, relating to the Resulting Issuer;

  any applications, notices, consents and documentation required under the HSR Act, prior to the consummation of the Business Combination shall have been given and/or obtained and all waiting periods thereunder shall have expired or been terminated;

  there is no adoption, implementation, promulgation, repeal, modification, amendment or change in applicable Law (including with respect to U.S. Treasury Regulations under Section 7874 of the Code) after the date hereof, such that the Resulting Issuer should not be treated as a U.S. domestic corporation under Section 7874 of the Code, taking into account any action taken pursuant to the Business Combination Agreement); and

  the Business Combination Agreement shall not have been terminated.

The Business Combination Agreement also provides that the respective obligations of Cannex, BC Newco, 4Front, and Nevada HoldCo to complete the Business Combination are subject to the satisfaction or waiver of certain additional conditions precedent, including, but not limited to, there having not occurred any Material Adverse Effect in respect of either 4Front or Cannex.

See "The Business Combination - The Business Combination - Conditions to the Business Combination Becoming Effective".

Non-Solicitation and Right to Match

Pursuant to the Business Combination Agreement, Cannex has agreed, among other things, it shall not directly or indirectly solicit, initiate, encourage or facilitate any inquiries, proposals, from any other Persons (including any of its shareholders, officers or employees) relating to any Cannex Acquisition Proposal, or engage in any discussions, negotiations, or provide any information to assist any other Persons to make or complete any Cannex Acquisition Proposal. However, the Cannex Board does have the right to consider and accept a Cannex Superior Proposal under certain conditions and 4Front has the right to make such adjustments to the terms and conditions of the Business Combination Agreement and the Business Combination as 4Front deems appropriate that would enable 4Front to improve the terms of the Business Combination. The Cannex Board, acting in good faith, shall reasonably determine whether the Cannex Superior Proposal is a Superior Proposal to 4Front's amended Business Combination Agreement. If Cannex terminates the Business Combination Agreement in order to accept the Cannex Superior Proposal, as well as in certain other circumstances described in further detail herein and in the Business Combination Agreement, Cannex must pay 4Front the Termination Fee. Cannex's right to consider Cannex Superior Proposal(s) continues only until Cannex Securityholder approval has been obtained.

See "The Business Combination - The Business Combination Agreement - Non-Solicitation Covenant", "- Right to Match" and "The Business Combination - The Business Combination Agreement - Termination - Termination Fee".

Termination of Business Combination Agreement

The Business Combination Agreement may be terminated prior to the Effective Date in certain circumstances. Many of such termination events lead to consequences such as payment by Cannex to 4Front of the Termination Fee.

See "The Business Combination - The Business Combination Agreement - Termination".

Procedure for Exchange of Cannex Securities

Cannex Shares

Alliance Trust Company is acting as the depositary (the "Depositary") for Cannex. The Depositary will receive deposits of certificates or DRS Statements representing Cannex Shares and an accompanying Letter of Transmittal, at the office specified in the Letter of Transmittal and will be responsible for issuing and registering the Consideration to which Cannex Shareholders are entitled to under the Business Combination.

At the time of sending this Circular to each Cannex Shareholder, Cannex is also sending to each Registered Cannex Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Cannex Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other intermediary for instructions and assistance in receiving the Consideration in respect of their Cannex Shares.

Registered Cannex Shareholders are requested to tender to the Depositary any certificates or DRS Statements representing their Cannex Shares along with the duly completed Letter of Transmittal. As soon as practicable after the Effective Date, the Depositary will forward to each Registered Cannex Shareholder that submitted an effective Letter of Transmittal to the Depositary, together with the certificate(s) or DRS Statement(s) representing the Cannex Shares held by such Cannex Shareholder immediately prior to the Effective Date, DRS Advices representing the appropriate number of Resulting Issuer Shares to which the Former Cannex Shareholder is entitled under the Business Combination, to be delivered to or at the direction of such Cannex Shareholder. DRS Advices representing the Resulting Issuer Shares will be registered in such name or names as directed in the Letter of Transmittal and will be either (i) delivered to the address or addresses as such Cannex Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Cannex Shareholder in the Letter of Transmittal.

Cannex Notes

Cannex Noteholders are not required to take any action in order to receive the Resulting Issuer Notes following completion of the Business Combination. Upon completion of the Business Combination, the Resulting Issuer Notes to be issued to the Cannex Noteholders will automatically be issued and registered in accordance with registration information previously provided by the Cannex Noteholder.

Cannex Options

Cannex Optionholders are not required to take any action in order to receive the Resulting Issuer Replacement Options following completion of the Business Combination. Upon completion of the Business Combination, the Resulting Issuer Replacement Options to be issued to the Cannex Optionholders will automatically be issued and registered in accordance with registration information previously provided by the Cannex Optionholder.

Cannex Warrants

 Cannex GG Warrantholders and Cannex PP Warrantholders are not required to take any action in order to receive the Resulting Issuer GG Warrants and Resulting Issuer PP Warrants respectively, following completion of the Business Combination. Upon completion of the Business Combination, the Resulting Issuer GG Warrants and Resulting Issuer PP Warrants to be issued to the Cannex GG Warrantholders and Cannex PP Warrantholders respectively will automatically be issued and registered in accordance with registration information previously provided by the Cannex GG Warrantholders and Cannex PP Warrantholders.

See "The Business Combination - Procedure for Exchange of Cannex Securities".

Dissent Rights

Registered Cannex Shareholders have dissent rights to the Cannex Component of the Business Combination Resolution.

Pursuant to the Interim Order, each Registered Cannex Shareholder may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order. Each Dissenting Cannex Shareholder is entitled to be paid by Cannex the fair value (determined as of the close of business on the last Business Day before the Cannex Component of the Business Combination Resolution was adopted at the Meeting) of all, but not less than all, of such holder's Cannex Shares, provided that the holder duly dissents to the Cannex Component of the Business Combination and the Business Combination becomes effective. A Non-Registered Holder who wishes to dissent with respect to its Cannex Shares should be aware that only Registered Cannex Shareholders are entitled to exercise Dissent Rights. A Registered Cannex Shareholder such as an intermediary who holds Cannex Shares as nominee for Non-Registered Holders, some of whom wish to dissent, shall exercise Cannex Business Combination Dissent Rights on behalf of such Non-Registered Holders with respect to the Cannex Shares held for such Non-Registered Holders. The Dissent Rights must be strictly complied with in order for a Registered Cannex Shareholder to receive cash representing the fair value of Cannex Shares held.

To exercise the Dissent Rights a written notice of objection to the Cannex Component of the Business Combination Resolution must be received by Cannex, Attn: James Munro, Royal Centre, Suite 1500 1055 West Georgia Street, PO Box 1117 Vancouver, British Columbia Canada V6E 4N7, by 5:00 p.m., April 16, 2019 or two business days prior to any adjournment of the Cannex Meeting.

See "Dissent Rights of Cannex Shareholders".

Income Tax Considerations

Summary of Certain Canadian Federal Income Tax Considerations

Resident Shareholders

A Resident Shareholder, other than a Dissenting Resident Shareholder, who receives Resulting Issuer Shares in exchange for Cannex Shares pursuant to the Cannex Component of the Business Combination will be deemed not to realize any capital gain (or capital loss) as a result of the exchange pursuant to section 85.1 of the Tax Act, unless such Resident Shareholder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. Such Resident Shareholder will be deemed to dispose of its Cannex Shares for proceeds of disposition equal to the adjusted cost base of such Cannex Shares immediately before the Cannex Component of the Business Combination and to have acquired the Resulting Issuer Shares at an aggregate cost equal to such proceeds of disposition.

A Resident Shareholder who exchanges Cannex Shares for Resulting Issuer Shares pursuant to the Cannex Component of the Business Combination and who chooses to recognize the full amount of the capital gain (or capital loss) in respect of the exchange may do so by including the amount of such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Resulting Issuer Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Cannex Shares to the Resident Shareholder, determined immediately before such exchange, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Certain Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital Losses" below. The cost of the Resulting Issuer Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances.

For the purpose of determining at any time the adjusted cost base of Resulting Issuer Shares of a particular class acquired by a Resident Shareholder on the Cannex Component of the Business Combination, the cost of such shares must be averaged with the adjusted cost base to the Resident Shareholder of all other Resulting Issuer Shares of such class held by the Resident Shareholder as capital property at that time.

Non-Resident Shareholders

A Non-Resident Shareholder, other than a Non-Resident Shareholder who exercises its Dissent Rights, who receives Resulting Issuer Shares in exchange for Cannex Shares pursuant to the Cannex Component of the Business Combination will be deemed not to realize any capital gain (or capital loss) as a result of the exchange pursuant to section 85.1 of the Tax Act, unless such Cannex Shares are "taxable Canadian property" and such Non-Resident Shareholder chooses to recognize a capital gain (or capital loss) on its return of income for the year. Such Non-Resident Shareholder will be deemed to dispose of its Cannex Shares for proceeds of disposition equal to the adjusted cost base of such Cannex Shares immediately before the Cannex Component of the Business Combination and to have acquired the Resulting Issuer Shares at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of Resulting Issuer Shares of a particular class acquired by a Non-Resident Shareholder pursuant to the Cannex Component of the Business Combination, the cost of such shares must be averaged with the adjusted cost base to the Non-Resident Shareholder of all other Resulting Issuer Shares of such class held by the Non-Resident Shareholder as capital property at that time.

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on an exchange or disposition of Cannex Shares unless the Cannex Shares constitute "taxable Canadian property" and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.  For a description of the definition of "taxable Canadian property", see "Certain Canadian Federal Income Tax Considerations - Disposition of Resulting Issuer Shares" below.

In the event the Cannex Shares are taxable Canadian property to a Non-Resident Shareholder and the Non-Resident Shareholder chooses to recognize a capital gain (or capital loss) as described in the preceding paragraphs and such Non-Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described under "Certain Canadian Federal Income Tax Considerations -- Residents of Canada -- Disposition Resulting Issuer Shares" will generally apply. Non-Resident Shareholders who dispose of Cannex Shares that are "taxable Canadian property" (as defined in the Tax Act) should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under "Certain Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Summary of Certain U.S. Federal Income Tax Considerations

Receipt of Resulting Issuer Shares Pursuant to the Cannex Component of the Business Combination

The parties intend that the Business Combination Agreement be treated as a "plan of reorganization" under Section 368 of the Code, and that the various steps included in the Cannex Component of the Business Combination are treated as a series of interdependent steps integrated into a single transaction qualifying as a tax deferred transaction(s) under Section 368 of the Code. Specifically, Cannex and 4Front intend that the Cannex Component of the Business Combination qualify as a reorganization under Section 368(a)(1)(C) of the Code, and that the Resulting Issuer will be treated as a U.S. domestic corporation under Section 7874 of the Code. Neither Cannex nor 4Front has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Cannex Component of the Business Combination. Accordingly, there can be no assurance that the IRS will not challenge the status of the Cannex Component of the Business Combination as a Reorganization or that the U.S. courts will uphold the status of the Cannex Component of the Business Combination as a Reorganization in the event of an IRS challenge. Subject to the discussion under "Certain United States Federal Income Tax Considerations - Effect of Code Section 367" and the discussion under "Certain United States Federal Income Tax Considerations - Tax Consequences of the Cannex Component of the Business Combination if Cannex is Classified as a PFIC", and assuming the Cannex Component of the Business Combination qualifies as a Reorganization, then in general:

  a U.S. Holder will not recognize income, gain or loss upon the surrender of Cannex Shares and the receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination;

  the aggregate tax basis of Resulting Issuer Shares received by a U.S. Holder in the Cannex Component of the Business Combination will be the same as such U.S. Holder's aggregate tax basis in Cannex Shares surrendered in the Cannex Component of the Business Combination, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code, as discussed below; and

  the holding period of Resulting Issuer Shares received by a U.S. Holder pursuant to the Cannex Component of the Business Combination will include the holding period of the Cannex Shares held by such U.S. Holder.

If the Cannex Component of the Business Combination fails to qualify as a Reorganization, a U.S. Holder of Cannex Shares generally would be treated as if it had sold such shares in a taxable transaction.

Ownership and Distribution of Resulting Issuer Shares

Distributions of cash or property on Resulting Issuer Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Resulting Issuer's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Upon the sale or other taxable disposition of Resulting Issuer Shares, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized by such U.S. Holder in connection with such sale or other taxable disposition, and (ii) such U.S. Holder's adjusted tax basis in such stock.

Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares

Distributions of cash or property on Resulting Issuer Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Resulting Issuer's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussions under "Certain United States Federal Income Tax Considerations - Information Reporting and Backup Withholding" and under "- FATCA", any gain realized on the sale or other disposition of Resulting Issuer Shares by a Non U.S. Holder generally will not be subject to U.S. federal income tax unless:

• the gain is effectively connected with the Non U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non U.S. Holder);

• the Non U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

• the rules of the Foreign Investment in Real Property Tax Act of 1980 apply to treat the gain as effectively connected with a U.S. trade or business.

A summary of the principal United States federal income tax considerations in respect of the Cannex Component of the Business Combination is included under "Certain United States Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section. Investors are advised to consult their own tax advisors as to the U.S. federal income and other tax considerations relating to the Business Combination, the receipt, ownership and disposition of Resulting Issuer Shares in light of their particular circumstances, as well as the effect of any state, local or non-U.S. tax Laws.

Court Approval

The Business Combination requires Court approval under the BCBCA. Prior to the mailing of this Circular, Cannex obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. Subject to the terms of the Business Combination Agreement, and if the Cannex Component of the Business Combination Resolution is approved by Cannex Securityholders at the Meeting in the manner required by the Interim Order, Cannex intends to make an application to the Court for the Final Order.

Any Cannex Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a notice of appearance no later than 5:00 p.m. (Vancouver time) two business days prior to the date of the application of the Final Order along with any other documents required, all as set out in the Petition and Interim Order, the text of which are set out in Appendix E to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

Cannex has been advised by its counsel, McMillan LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Business Combination and that the Court will consider, among other things, the fairness and reasonableness of the Business Combination, both from a substantive and a procedural point of view. The Court may approve the Business Combination, either as proposed or as amended, on the terms presented or substantially on those terms.

The Court will be advised, at the hearing, that the Court's approval of the Business Combination and determination of the fairness of the exchange of securities contemplated thereby to the Cannex Securityholders will, pursuant to Section 3(a)(10) of the U.S. Securities Act, form the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Cannex Share Exchange, the Cannex Warrant Exchange and the Cannex Note Exchange.

See "The Business Combination - Court Approval of the Business Combination".

Regulatory Law Matters and Securities Law Matters

Canadian Securities Law Matters

Cannex is a reporting issuer in British Columbia, Alberta and Ontario. The Cannex Common Shares currently trade on the CSE. Pursuant to the Business Combination, Cannex Shareholders will exchange their Cannex Common Shares and Cannex Class A Shares for Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, holders of Cannex Warrants will exchange their Cannex Warrants for Resulting Issuer Warrants and holders of Cannex Notes will exchange their Cannex Notes for Resulting Issuer Notes, all in accordance with the Cannex Share Exchange Ratio. Following the Effective Date, the Cannex Common Shares will be delisted from the CSE (anticipated to be effective one to two Business Days following the Effective Date) and the Resulting Issuer expects to apply to the applicable Canadian securities regulators to have Cannex cease to be a reporting issuer.

Upon completion of the Business Combination, the Resulting Issuer expects that it will be a reporting issuer in British Columbia, Alberta and Ontario. It is intended that an application to list the Resulting Issuer Subordinate Voting Shares on the CSE will be made. There can be no assurance as to if, or when, the Resulting Issuer Subordinate Voting Shares will be listed or traded. It is a mutual condition of the Business Combination that the CSE shall have conditionally approved the listing of the Resulting Issuer Subordinate Voting Shares to be issued pursuant to the Business Combination (including any Resulting Issuer Subordinate Voting Shares issuable upon the exercise or conversion of Resulting Issuer Replacement Options, Resulting Issuer Warrants, Resulting Issuer Notes), subject in each case only to compliance with the usual requirements of the CSE, including customary post-closing deliveries. As the Resulting Issuer Subordinate Voting Shares are not currently listed on a stock exchange, unless and until such a listing is obtained, holders of Resulting Issuer Subordinate Voting Shares may not have a market for their shares.

The distribution of the Resulting Issuer Shares will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Resulting Issuer Shares received pursuant to the Business Combination will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for the Resulting Issuer Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of the Resulting Issuer, the selling security holder has no reasonable grounds to believe that the Resulting Issuer is in default of applicable Securities Laws.

Each Cannex Shareholder is urged to consult such Cannex Shareholder's professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Resulting Issuer Shares.

The Restricted Share Rules regulate the creation and distribution of "restricted shares" (as defined in OSC Rule 56-501) and "restricted securities" (as defined in NI 41-101) by reporting issuers in Canada. The definitions of "restricted shares" and "restricted securities" include equity shares which have voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attaching to any other shares of an outstanding class of shares of the issuer.

OSC Rule 56-501 provides, among other things, that prospectus exemptions under Ontario securities law are not available in respect of a "stock distribution" (as defined in OSC Rule 56-501), unless either (i) the "stock distribution", or (ii) the "reorganization" (as defined in OSC Rule 56-501) that resulted in the creation of the "restricted shares", received "minority approval" in addition to any other required security holder approval. NI 41-101 prohibits, among other things, the filing of a prospectus under which restricted securities, subject securities (as defined in NI 41-101) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, restricted securities or subject securities, are distributed unless the issuer receives minority approval of its securityholders.

"Minority approval" means, for the purposes of the Restricted Share Rules, approval by a majority of the votes cast by holders of voting shares, and if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, (A) "affiliates" of the issuer, or (B) "control persons" of the issuer, as those terms are defined in the Restricted Share Rules.

The Resulting Issuer Subordinate Voting Shares and the Resulting Issuer Proportionate Voting Shares will be "restricted shares" (as defined under in OSC Rule 56-501) and "restricted securities" (as defined under NI 41-101). Therefore, so that the Resulting Issuer can utilize the prospectus exemptions under Ontario securities laws and file a prospectus in connection with the distribution of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, in connection with (i) completing the Cannex Share Exchange and (ii) future offerings of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares without having to obtain the approval of Resulting Issuer Shareholders (in accordance with the Restricted Share Rules) for each distribution of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, the Cannex Component of the Business Combination must be approved by a majority of the votes cast by Cannex Shareholders other than the votes attaching at the time to Cannex Shares held directly or indirectly by "affiliates" or "control persons" of Cannex.

To the best of the knowledge of management and the Cannex Board, there are no affiliates of Cannex that beneficially own any securities of Cannex, there is no "control person" of Cannex (within the meaning of such term in the Restricted Share Rules (as defined herein)) and, accordingly there are no Cannex Securities which may not be counter for the purpose of approval of the Cannex Component of the Business Combination Resolution for purposes of the Restricted Share Rules.

See "The Business Combination - Regulatory Law Matters and Securities Law Matters".

Regulatory Approvals

Completion of the Business Combination is subject to the condition precedent contained in the Business Combination relating to Required Regulatory Approvals having been fulfilled.

The Parties have identified HSR Clearance as a required Regulatory Approval. Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each party has filed a Notification and Report Form with the DOJ and with the FTC and applicable waiting period requirements have been satisfied. The Business Combination exceeds the prescribed thresholds and therefore is subject to the applicable waiting period requirements of the HSR Act. The Parties filed their respective Notification and Report Forms under the HSR Act on March 19, 2019.

The waiting period under the HSR Act will expire 30 days after the Parties each filed their Notification and Report Form, unless earlier terminated by the FTC or the DOJ or unless the FTC or the DOJ issues a Second Request prior to that time. If within the 30-day waiting period, the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Business Combination would be extended until 30 days following substantial compliance with the Second Request unless the FTC or the DOJ terminates the waiting period prior to its expiration. The Parties are entitled to complete the Business Combination at the end of the waiting period, provided that the FTC or the DOJ has not taken action that results in a court order stopping the Business Combination. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Business Combination. It is a condition to closing of the Business Combination that HSR Clearance be obtained (as it is a Regulatory Approval).

United States Securities Law Matters

The Resulting Issuer Shares, Resulting Issuer Replacement Options, Resulting Issuer Warrants and Resulting Issuer Notes to be issued pursuant to the Business Combination will not be registered under the provisions of the U.S. Securities Act or any applicable U.S. federal or state securities laws in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. However, Section 3(a)(10) of the U.S. Securities Act does not exempt securities issued in connection with the exercise of convertible or derivative securities that were originally exempt from the registration requirements the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act or under applicable securities laws of any state of the United States. Accordingly, Section 3(a)(10) of the U.S. Securities Act does not exempt Resulting Issuer Shares that may be issued upon the exercise of the Resulting Issuer Options and Resulting Issuer Warrants to be issued pursuant to the Business Combination.

The Resulting Issuer Shares to be held by Cannex Shareholders following completion of the Business Combination, and full satisfaction of the conditions set forth by the U.S. Securities and Exchange Commission with respect to an exemption under Section 3(a)(10), will be freely tradable in the U.S. under U.S. federal securities laws, except by persons who are deemed "affiliates" of the Resulting Issuer at the time of their proposed transfer or within 90 days prior to their proposed transfer or who have been "affiliates" of the Resulting Issuer, Nevada Holdco, 4Front or Cannex within 90 days of the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally as well as executive officers, directors, and principal shareholders of the issuer. Any resale of such Resulting Issuer Shares, as applicable, by such an affiliate may be subject to the registration requirements of the U.S. Securities Act and any applicable U.S. federal or state securities laws, absent an exemption therefrom (including the exemption provided by Rule 144). It is not intended for the Resulting Issuer Subordinate Voting Shares to be listed on any United States stock exchange or quoted on an over-the-counter market in the U.S.

Exercise of the Resulting Issuer Replacement Options and the Resulting Issuer Warrants

The Resulting Issuer Replacement Options and the Resulting Issuer Warrants may not be exercised in the United States or by or on behalf of a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act), except by a person that qualifies as an "accredited investor" (as defined in Rule 501 under the U.S. Securities Act) or unless the securities are exercised pursuant to another available exemption from registration under the U.S. Securities Act. Prior to the issuance of any shares pursuant to any such exercise, the Resulting Issuer may require the delivery of an opinion of counsel or other evidence or certifications reasonably satisfactory to the Resulting Issuer to the effect that the issuance of such shares does not require registration under the U.S. Securities Act and is in compliance with U.S. federal and/or state securities law. Any such exercise must also comply with applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of United States Securities Laws applicable to the securities received upon completion of the Business Combination. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable United States Securities Laws.

THE RESULTING ISSUER SHARES AND ANY OTHER SECURITIES, IF ANY, TO WHICH CANNEX SHAREHOLDERS WILL BE ENTITLED PURSUANT TO THE BUSINESS COMBINATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY U.S. STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE BUSINESS COMBINATION OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

See "The Business Combination - Regulatory Law Matters and Securities Law Matters".

Selected Unaudited Pro Forma Consolidated Financial Information of the Resulting Issuer

The selected pro forma financial information of the Resulting Issuer set forth below should be read in conjunction with the pro forma financial statements of the Resulting Issuer and the accompanying notes thereto attached as Appendix I to the Circular. The unaudited pro forma consolidated statements of financial position and the unaudited pro forma consolidated statement of operations are comprised of information derived from the financial statements for each of 4Front, Healthy Pharms Inc. and Cannex for the most recently completed interim and annual financial periods.

The unaudited pro forma consolidated statements of financial position gives effect to the Business Combination as if the Business Combination had occurred on September 30, 2018. The unaudited pro forma consolidated statement of operations gives effect to the Business Combination as if the Business Combination had occurred at the beginning of the financial period covered by such statements.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected in the applicable financial statements occurred on the dates indicated. Actual amounts recorded upon consummation of the Business Combination will differ from the pro forma information presented herein. No attempt has been made to calculate or estimate potential synergies between 4Front and Cannex. The unaudited pro forma consolidated financial statement information set forth herein is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements and the accompanying notes included in Appendix I to the Circular.

Unaudited Pro forma Consolidated Statements of Financial Position as at September 30, 2018

All figures presented are in $US	4Front Sep 30, 2018	Healthy Pharms Inc. Sep 30, 2018	Cannex Oct 31, 2018	Adjustments	Pro forma Consolidated
Total Assets	24,295,963	7,097,659	43,298,591	274,036,887	348,729,100
Total Liabilities	5,582,238	11,738,365	8,626,475	32,197,669	58,144,747
Total Members' Equity (Deficit)	18,713,725	(4,640,706)	34,672,117	241,839,217	290,584,353

Unaudited Pro forma Interim Consolidated Statement of Operations for the Period Ended September 30, 2018

All figures presented are in $US	4Front nine months ended Sep 30, 2018	Healthy Pharms Inc. nine months ended Sep 30, 2018	Cannex nine months ended Oct 31, 2018	Adjustments	Pro forma Consolidated
Gross (Loss) Profit	(363,496)	1,159,316	5,098,657	-	5,894,477
Loss From Operations	(7,927,355)	1,799	(881,339)	-	(8,806,895)
Net Income (Loss)	(8,660,503)	(1,158,753)	(1,226,496)	-	(11,045,752)
Net Loss Attributable to Members of the Resulting Issuer	(7,833,203)	(1,158,753)	(1,676,223)	-	(10,668,179)

Unaudited Pro forma Consolidated Statement of Operations

All figures presented are in $US	4Front fiscal year Dec 31, 2017	Healthy Pharms Inc. fiscal year Dec 31, 2017	Cannex 12 months ended(1) Jan 31, 2018	Adjustments	Pro forma Consolidated
Gross (Loss) Profit	(318,407)	1,942,087	7,893,611	-	9,517,291
Loss From Operations	(4,656,765)	(336,561)	(1,171,842)	-	(6,165,168)
Net Income (Loss)	(4,339,127)	(1,187,261)	(247,413)	-	(6,423,801)
Net Loss Attributable to Members of the Resulting Issuer	(3,588,870)	(1,837,261)	(285,536)	-	(5,711,667)

Note:

(1) Denotes period beginning with the commencement of Cannex operations on February 22, 2017 and ending January 31, 2018.

Risk Factors

Cannex Securityholders should carefully consider the risk factors relating to the Business Combination. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Business Combination will be satisfied; (ii) the Business Combination Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect on Cannex; (iii) the Termination Fee provided under the Business Combination Agreement if the Business Combination Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire Cannex; (iv) Cannex will incur costs even if the Business Combination is not completed and may have to pay the Termination Fee; (v) Cannex directors and executive officers may have interests in the Business Combination that are different from those of the Cannex Securityholders; (vi) the Resulting Issuer Subordinate Voting Shares may not be listed on any stock exchange; (vii) Cannex will issue a fixed number Cannex Common Shares to 4Front; (viii) 4Front and Cannex may not integrate successfully; (ix) Tax risks if the Resulting Issuer Subordinate Voting Shares are not listed on a designated stock exchange; and (x) Cannex/4Front may incur significant tax liabilities under Section 280E of the Code.

Additional risks and uncertainties, including those currently unknown or considered immaterial by Cannex, may also adversely affect the Resulting Issuer Shares, and/or the business of the Resulting Issuer following the Business Combination. In addition to the risk factors relating to the Business Combination set out in this Circular, Cannex Securityholders should also carefully consider the risk factors associated with the business of the Resulting Issuer included in this Circular, including the documents incorporated by reference therein. For more information, see "Risk Factors".

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Cannex for use at the Meeting, to be held on April 18, 2019 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and employees of Cannex for no additional compensation.

Voting Options

Voting by Registered Cannex Securityholders

You are a Registered Cannex Securityholder if your Cannex Securities are held in your name or if you have a certificate or DRS Statement for Cannex Securities. As a Registered Cannex Securityholder you can vote in the following ways:

In Person	Attend the Meeting and register with the transfer agent, Alliance Trust Company, upon your arrival. Do not fill out and return your proxy if you intend to vote in person at the Meeting.
Mail	Enter voting instructions, sign the form of proxy and send your completed form to: Alliance Trust Company 1010, 407 - 2nd Street SW Calgary, Alberta T2P 2Y3.
Fax	403-237-6111 - Please scan and fax both pages of your completed, signed form of proxy.
Internet	Go to www.alliancetrust.ca/shareholders. Enter your 12-digit control number printed on the form of proxy and follow the instructions on the website to vote your Cannex Securities.
Questions?	Contact Alliance Trust Company 403-237-6111 or toll free 1-877-537-6111

Voting for Non-Registered Holders

If your Cannex Securities are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution ("Intermediary") and, as such, your nominee will be the entity legally entitled to vote your Cannex Securities and must seek your instructions as to how to vote your Cannex Securities.

Accordingly, Non-Registered who have not waived the right to receive the Notice of Meeting, Circular, and form of proxy will either:

(a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "VIF") which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States. Broadridge typically prepares a machine-readable VIF, mails those forms to Non-Registered Holders and asks Non-Registered Holders to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Additionally, Cannex may utilize Broadridge's QuickVoteTM service to assist eligible Cannex Securityholders with voting their shares directly over the phone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Cannex Securities to be represented at the Meeting. Sometimes, instead of the one-page pre-printed form, the VIF will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for this form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Cannex Securities beneficially owned by the Non-Registered Holder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Alliance Trust Company.

In either case, the purpose of these procedures is to permit Non-Registered Holder to direct the voting of their Cannex Securities. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holder should carefully follow the instructions of their intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered. Please register with the transfer agent, Alliance Trust Company of Canada, upon arrival at the Meeting.

The Notice of Meeting and this Circular are being sent to both registered and non-registered owners of Cannex Securities and to non-objecting beneficial owners under NI 54-101. Management of Cannex does not intend to pay for intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to objecting Non-Registered Holders and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner's intermediary assumes the cost of delivery. Please carefully review and return your voting instructions as specified in the request for voting instructions form or form of proxy.

If you have any questions or require more information with respect to voting your Cannex Securities at the Meeting, please contact us by telephone at (604) 628-9338 or by e-mail at info@cannexcapital.com.

How a Vote is Passed

At the Meeting, Cannex Securityholders will be asked, among other things, to consider and to vote to approve the Cannex Component of the Business Combination Resolution approving the Cannex Component of the Business Combination. To be effective, the Cannex Component of the Business Combination must be approved by a resolution passed by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in the Restricted Share Rules; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. See "The Business Combination -- Regulatory Law Matters and Securities Law Matters -- Canadian Securities Law Matters".

The resolution to approve the Resulting Issuer Equity Incentive Plans must be approved by a majority of the votes cast in person or by proxy by the Cannex Shareholders at the Cannex Meeting. See "Other Matters to be Considered at the Meeting - Approval of the Resulting Issuer Equity Incentive Plans".

The quorum for the transaction of business at the Meeting is at least one person who is a Cannex Shareholder, or who represents by proxy, and is entitled to vote at least 5% of the Cannex Shares at the Meeting.

Who can Vote?

If you were a Registered Cannex Securityholder as of the close of business on March 19, 2019, you are entitled to attend the Meeting and cast one vote for each Cannex security registered in your name on all resolutions put before the Meeting. If Cannex Securities are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer's authority should be presented at the Meeting. If you are a Registered Cannex Securityholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions. If your Cannex Securities are registered in the name of a "nominee" (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled "Voting for Non-Registered Holders" set out above.

It is important that your Cannex Securities be represented at the Meeting regardless of the number of Cannex Securities you hold. If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your Cannex Securities will be represented.

Appointment of Proxies

If you do not come to the Meeting, you can still make your vote(s) count by appointing someone who will be there to act as your proxyholder at the Meeting. You can appoint the persons named in the enclosed forms of proxy, who are executive officers of Cannex. Alternatively, you can appoint any other person or entity (who need not be a Cannex Securityholder) other than the persons designated on the enclosed form of proxy to attend the Meeting and act on your behalf. Regardless of who you appoint as your proxyholder, you can either instruct that person or company how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy. In order to be valid, you must return the completed form of proxy 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting to the transfer agent, Alliance Trust Company, #1010, 407 2nd Street S.W. Calgary, Alberta T2P 2Y3 or by fax number 1-403-237-6181.

What is a Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. We have enclosed a form of proxy with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed forms of proxy are directors and officers of Cannex. A Cannex Securityholder who wishes to appoint some other person to represent such Cannex Securityholder at the Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Cannex Securityholder. To vote your Cannex Securities, your proxyholder must attend the Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Cannex Securities. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Cannex Securities in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your Cannex Securities as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your Cannex Securities at the Meeting as follows:

✓ FOR the Cannex Component of the Business Combination Resolution

✓ FOR the approval of the Resulting Issuer Equity Incentive Plans

Further details about these matters are set out in this Circular. The enclosed forms of proxy give the persons named on the form the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Cannex is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed forms of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the Meeting and voting in person if you were a Registered Cannex Securityholder at the Record Date; (b) signing a proxy bearing a later date and depositing it in the manner and within the time described above under the heading "Appointment of Proxies"; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Cannex at 1241 Alberni Street, Vancouver, British Columbia V6E 4R4; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 p.m. (Vancouver time) on the last Business Day before the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your Cannex Securities, but to do so you must attend the Meeting in person.

Voting Securities and Principal Holders

The authorized capital of Cannex consists of an unlimited number of Cannex Common Shares and an unlimited number of Cannex Class A Shares. Each Cannex Shareholder is entitled to one vote for each Cannex Share registered in his or her name at the close of business on March 19, 2019, the date fixed by the directors as the Record Date for determining who is entitled to receive notice of and to vote at the Meeting with respect to the Cannex Component of the Business Combination Resolution.

At the close of business on March 19, 2019, there were 87,492,204 Cannex Common Shares, 96,521,734 Cannex Class A Shares, and US$32,000,000 aggregate principal amount of Cannex Notes issued and outstanding. As at the date hereof, to the knowledge of the directors and executive officers of Cannex, as of March 19, 2019, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of Cannex other than as follows:

Holder	Number of Cannex Common Shares Beneficially Owned	Number of Cannex Class A Shares Beneficially Owned	Percentage of Cannex Common Shares	Percentage of Cannex Class A Shares
Leo Gontmakher	4,342,457	25,606,400	4.98%	26.53%
Vlad Orlovskii(1)	4,067,598	23,985,625	4.67%	24.85%
Roman Tkachenko	2,057,770	12,134,161	2.36%	12.57%
Arkadi Gontmakher	2,485,596	14,656,952	2.85%	15.19%
Oleg Orlovskii	2,105,711	12,416,857	2.42%	12.86%

Note:

(1) Vlad Orlovskii holds Cannex Shares directly and indirectly through Olan LLC.

THE BUSINESS COMBINATION

At the Meeting, Cannex Securityholders will be asked to consider and, if thought advisable, to pass, the Cannex Component of the Business Combination Resolution to approve the Cannex Component of the Business Combination, including the Plan of Arrangement, under the BCBCA pursuant to the terms of the Business Combination Agreement. The Business Combination, the Plan of Arrangement and the terms of the Business Combination Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which has been filed by Cannex under its profile on SEDAR at www.sedar.com, and the Plan of Arrangement, which is attached to this Circular as Appendix C.

In order to implement the Cannex Component of the Business Combination, the Cannex Component of the Business Combination Resolution must be approved by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in the Restricted Share Rules; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. See "The Business Combination -- Regulatory Law Matters and Securities Law Matters -- Canadian Securities Law Matters". A copy of the Cannex Component of the Business Combination Resolution is set out in Appendix B of this Circular.

Unless otherwise directed, it is management's intention to vote FOR the Cannex Component of the Business Combination Resolution. If you do not specify how you want your Cannex Securities voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Cannex Component of the Business Combination Resolution.

If the Cannex Component of the Business Combination is approved at the Meeting and the Final Order approving the Business Combination is issued by the Court and the applicable conditions to the completion of the Business Combination are satisfied or waived, the Business Combination will take effect at the Effective Time (anticipated to be 10:00 a.m. (Vancouver time) on the Effective Date). The Effective Date is expected to occur on or before April 23, 2019, or such later date as is agreed to by the parties.

If you hold your Cannex Securities through a broker or other person, please contact that broker or other person for instructions and assistance in receiving the Consideration under the Business Combination Agreement. In order to receive the Consideration to be distributed pursuant to the Business Combination, a Registered Cannex Securityholder must complete, sign, date and return the enclosed Letter of Transmittal and all documents required thereby in accordance with the instructions set out therein.

On completion of the Business Combination contemplated by the Business Combination Agreement: (i) former holders of Cannex Common Shares are expected to hold approximately 78.4% of the outstanding Resulting Issuer Subordinate Voting Shares (on an undiluted basis); and (ii) former holders of Cannex Class A Shares are expected to hold approximately 24.3% of the outstanding Resulting Issuer Proportionate Voting Shares (on an undiluted basis). In aggregate, Cannex Shareholders are expected to hold approximately 36.6% of the outstanding Resulting Issuer Shares (on an as-converted, undiluted basis). The Resulting Issuer will also have a class of Resulting Issuer Multiple Voting Shares held by certain former equity holders of 4Front. The Resulting Issuer Multiple Voting Shares will provide such former holders with voting control of the Resulting Issuer, as such shares represent 62.4% of the aggregate votes represented by the Resulting Issuer Multiple Voting Shares and Resulting Issuer Shares together.

Principal Steps of the Business Combination

Under the Plan of Arrangement, commencing at the Effective Time, the following shall occur and shall be deemed to occur, except to the extent otherwise indicated, in the following order without any further act or formality:

1. each Nevada Holdco Dissenting Share held by a Nevada Holdco Dissenting Shareholder in respect of which a Nevada Holdco Shareholder has validly exercised his, her or its Nevada Holdco Dissent Right shall be deemed to be transferred by such Nevada Holdco Dissenting Shareholder to Nevada Holdco (free and clear of any Liens of any nature whatsoever) in accordance with and for the consideration as set forth in Article 4 of the Plan of Arrangement, and such Nevada Holdco Dissenting Shareholder shall cease to be a holder of such Nevada Holdco Share and his, her or its name shall be removed from the central securities register of Nevada Holdco as a holder of a Nevada Holdco Dissenting Share. Such Nevada Holdco Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Nevada Holdco Dissenting Shares to Nevada Holdco in accordance with Article 4 of the Plan of Arrangement. Nevada Holdco shall be the holder of all of the Nevada Holdco Dissenting Shares transferred in accordance with Article 4 of the Plan of Arrangement and such Nevada Holdco Shares will be cancelled and the central securities register of Nevada Holdco shall be revised accordingly;

2. one minute after step one above, each Cannex Dissenting Share held by a Cannex Dissenting Shareholder in respect of which a Cannex Shareholder has validly exercised his, her or its Cannex Dissent Right shall be deemed to be transferred by such Cannex Dissenting Shareholder to Cannex (free and clear of any Liens of any nature whatsoever) in accordance with and for the consideration as set forth in Article 4 of the Plan of Arrangement, and such Cannex Dissenting Shareholder shall cease to be a holder of such Cannex Share and his, her or its name shall be removed from the central securities register of Cannex as a holder of a Cannex Dissenting Share. Such Cannex Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Cannex Dissenting Shares to Cannex in accordance with Article 4 of the Plan of Arrangement. Cannex shall be the holder of all of the Cannex Dissenting Shares transferred in accordance with this Subsection and such Cannex Shares will be cancelled and the central securities register of Cannex shall be revised accordingly;

3. one minute after step two above, BC Newco and Nevada Holdco shall amalgamate to form the Resulting Issuer, with the same effect as if they had amalgamated under Section 269 of the BCBCA;

(i) without limiting the generality of step three above, BC Newco and Nevada Holdco shall amalgamate and continue as one company, the Resulting Issuer, under the terms and conditions prescribed in the Plan of Arrangement;

(ii) the property, rights and interests of each of BC Newco and Nevada Holdco shall continue to be the property, rights and interests of the Resulting Issuer;

(iii) the Resulting Issuer shall continue to be liable for the obligations of each of BC Newco and Nevada Holdco;

(iv) the Resulting Issuer shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either BC Newco or Nevada Holdco before the BC Amalgamation has become effective;

(v) a conviction against, or a ruling, order or judgment in favour of or against, either BC Newco or Nevada Holdco may be enforced by or against the Resulting Issuer;

(vi) the board of directors of the Resulting Issuer shall be comprised of a minimum of three and a maximum of 10 directors and the initial five directors of the Resulting Issuer will be the Board Nominees;

(vii) the notice of articles and articles of the Resulting Issuer shall be substantially in the form of the notice of articles and articles of Nevada Holdco following the Continuance and the registered office of the Resulting Issuer shall be the registered office of Nevada Holdco following the Continuance;

(viii) each BC Newco Share held by a holder thereof will be cancelled and the holder's name shall be removed from the register of holders of such BC Newco Shares, and in consideration therefor, the holder thereof shall receive a fully paid and non-assessable Resulting Issuer Subordinate Voting Share on the basis of one Resulting Issuer Subordinate Voting Share for each BC Newco Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such BC Newco Share in accordance with the Plan of Arrangement;

(ix) each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share held by a Nevada Holdco Shareholder will be cancelled and the holder's name shall be removed from the register of holders of such Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and in consideration therefor, the holder thereof shall receive a Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share or Resulting Issuer Multiple Voting Share, as the case may be, upon the BC Amalgamation on the basis of one Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share and Resulting Issuer Multiple Voting Share for each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and the registered holder of the Nevada Holdco Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Nevada Holdco Shares in accordance with the Plan of Arrangement;

(x) the amounts added to the stated capital of the Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the corresponding class of Nevada Holdco Shares (other than the Nevada Holdco Shares held by Nevada Holdco Dissenting Shareholders) immediately prior to the Effective Time, and an additional amount equal to the paid-up capital of the BC Newco Shares immediately prior to the Effective Time shall be added to the stated capital of the Resulting Issuer Subordinate Voting Shares;

(xi) each Nevada Holdco Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Nevada Holdco Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer NH Warrant in exchange for the termination of the rights and release of claims in respect of each Nevada Holdco Warrant terminated and cancelled. Each Resulting Issuer NH Warrant shall be exercisable into a Resulting Issuer Subordinate Voting Share and the exercise price per Resulting Issuer NH Warrant will be adjusted accordingly, and any document evidencing a Nevada Holdco Warrant will thereafter evidence and be deemed to evidence such Resulting Issuer NH Warrant. Except as explicitly provided in the Plan of Arrangement, all terms and conditions of a Resulting Issuer NH Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Nevada Holdco NH Warrant for which it was exchanged, and will be governed by the terms of the Resulting Issuer NH Warrant and the former holder of such Nevada Holdco Warrants will cease to be the holder thereof or to have any rights as a holder of such Nevada Holdco Warrants; and

(xii) each Nevada Holdco Option shall be terminated and cancelled and each holder of Nevada Holdco Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer NH Replacement Options in exchange for the termination of the rights and release of claims in respect of each Nevada Holdco Option terminated and cancelled. Each Resulting Issuer NH Replacement Option shall be exercisable into a Resulting Issuer Proportionate Voting Share. Such Resulting Issuer NH Replacement Options shall provide for an exercise price per Resulting Issuer NH Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Nevada Holdco Option, and any document evidencing a Nevada Holdco Option shall thereafter evidence and be deemed to evidence such Resulting Issuer NH Replacement Option for Resulting Issuer Proportionate Voting Shares. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer NH Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Nevada Holdco Option for which it was exchanged, and shall be governed by the terms of the Resulting Issuer Equity Incentive Plans, the former holder of such Nevada Holdco Options will cease to be the holder thereof or to have any rights as a holder of such Nevada Holdco Options, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Nevada Holdco Option. It is intended that subsection 7(1.4) of Tax Act and U.S. Treas. Reg. Secs. 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D), as applicable, apply to such exchange of Nevada Holdco Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Resulting Issuer NH Replacement Option will be increased such that the In-The-Money Amount of the Resulting Issuer NH Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Nevada Holdco Option (or a fraction thereof) exchanged for such Resulting Issuer NH Replacement Option immediately before the exchange;

4. one minute after step three above, each Resulting Issuer Share held by the Initial BC Newco Shareholder shall, without any further action by or on behalf of the Initial BC Newco Shareholder, be, and shall be deemed to be, canceled and the holder's name shall be removed from the register of holders of such Resulting Issuer Share, and in consideration therefor, the holder thereof shall receive a cash payment for such Resulting Issuer Share equal to $1.00;

5. one minute after step four above, the CCGI Windup shall be, and shall be deemed to be, effected;

6. one minute after step five above, each Cannex Common Share and Cannex Class A Share outstanding immediately prior to the Effective Time, will be and will be deemed to be transferred to the Resulting Issuer by the applicable Cannex Shareholder, and the holder's name will be removed from the register of holders of such Cannex Share, and in consideration therefor, the holder thereof will receive fully paid and non-assessable Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, respectively, on the basis of the Cannex Share Exchange Ratio (rounded down to the nearest whole number); and

(i) each Cannex Shareholder shall cease to be the holder of such Cannex Shares and to have any rights as a holder of such Cannex Shares other than the right to the Resulting Issuer Shares pursuant to this step six;

(ii) the Resulting Issuer shall be, and shall be deemed to be, the transferee of such Cannex Shares; and

(iii) the Resulting Issuer and Cannex shall make the appropriate entries in their securities registers to reflect the matters referred to in this step six;

7. concurrently with step six above, each Cannex PP Warrant will be and will be deemed to be terminated and cancelled and each holder of Cannex PP Warrants will be entitled to receive, from the Resulting Issuer, a Resulting Issuer PP Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex PP Warrant terminated and cancelled. Each Resulting Issuer PP Warrant will be exercisable for Resulting Issuer Subordinate Voting Shares based on the Cannex Share Exchange Ratio (such that, upon exercise, in lieu of each Cannex Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the holder will receive Resulting Issuer Subordinate Voting Shares based on the Cannex Share Exchange Ratio). The Resulting Issuer PP Warrants will provide for an exercise price per Resulting Issuer Warrant equal to the exercise price per Cannex PP Warrant, and any document evidencing a Cannex PP Warrant will thereafter evidence and be deemed to evidence such Resulting Issuer PP Warrant. Except as explicitly provided in the Plan of Arrangement, all terms and conditions of a Resulting Issuer PP Warrant to be issued in exchange for a Cannex PP Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Cannex PP Warrant for which it was exchanged, and will be governed by the terms of the Resulting Issuer PP Warrant and the former holder of such Cannex PP Warrants will cease to be the holder thereof or to have any rights as a holder of such Cannex PP Warrants;

8. concurrently with step six above, the Cannex PP Warrants exchanged pursuant to step seven shall be cancelled without payment;

9. concurrently with step six above, each Cannex GG Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Cannex GG Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer GG Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex GG Warrant terminated and cancelled.  Each Resulting Issuer GG Warrant shall be exercisable for Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio and the exercise price per Resulting Issuer GG Warrant shall be adjusted accordingly (such that, upon exercise, in lieu of each Cannex Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the holder shall receive Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio). All  terms and conditions of the Resulting Issuer GG Warrant to be issued in exchange for a Cannex GG Warrant, shall be governed by the terms of the certificate evidencing the Resulting Issuer GG Warrant and, upon exchange, the former holder of such Cannex GG Warrants will cease to be the holder thereof or to have any rights as a holder of such Cannex GG Warrants;

10. concurrently with step six above, the Cannex GG Warrants exchanged pursuant to step nine above shall be cancelled without payment;

11. concurrently with step six above, each Cannex Note shall be and shall be deemed to be terminated and cancelled and each holder of Cannex Notes shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer Note in exchange for the termination of the rights and release of claims in respect of each Cannex Note terminated and cancelled.  Each Resulting Issuer Note shall be convertible into Resulting Issuer Proportionate Voting Shares in accordance with the Cannex Share Exchange Ratio (such that, upon conversion, in lieu of each Cannex Share to which such holder was theretofore entitled upon such conversion, the holder will receive Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio) and any document evidencing a Cannex Note shall thereafter cease and terminate and will be replaced by a Resulting Issuer Note. All terms and conditions of a Resulting Issuer Note, shall be governed by the terms of the certificate evidencing the Resulting Issuer Note, and the former holder of such Cannex Note will cease to be the holder thereof or to have any rights as a holder of such Cannex Note;

12. concurrently with step six above, the Cannex Notes exchanged pursuant to Subsection step eleven shall be cancelled without payment;

13. concurrently with step six above, each Cannex Option shall be terminated and cancelled and each holder of Cannex Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer Replacement Options in exchange for the termination of the rights and release of claims in respect of each Cannex Option terminated and cancelled, on the basis of the Cannex Option Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Resulting Issuer Replacement Option, then the number of Resulting Issuer Replacement Options otherwise issued shall be rounded down to the nearest whole number). Such Resulting Issuer Replacement Options shall provide for an exercise price per Resulting Issuer Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Cannex Share that would otherwise be payable pursuant to the Cannex Option it replaces is divided by (ii) the Cannex Share Exchange Ratio, and any document evidencing a Cannex Option shall thereafter evidence and be deemed to evidence such Resulting Issuer Replacement Options. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Cannex Option for which it was exchanged, and shall be governed by the terms of the applicable Resulting Issuer Equity Incentive Plan and the former holder of such Cannex Options will cease to be the holder thereof or to have any rights as a holder of such Cannex Options and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Cannex Option. It is intended that subsection 7(1.4) of Tax Act and U.S. Treas. Reg. Secs. 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D), as applicable, apply to such exchange of Cannex Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Resulting Issuer Replacement Option will be increased such that the In-The-Money Amount of the Resulting Issuer Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Cannex Option (or a fraction thereof) exchanged for such Resulting Issuer Replacement Option immediately before the exchange;

14. concurrently with step six above, the Cannex Options exchanged pursuant to step thirteen shall be cancelled without payment; and

15. one minute after step six above, the Cannex Windup shall be, and shall be deemed to be, effected;

provided that none of the foregoing events or transactions shall occur or be deemed to occur unless all of the foregoing occur or is deemed to occur.

As of the Effective Date, each Nevada Holdco Share (other than Nevada Holdco Shares held immediately prior to such time by Nevada Holdco Dissenting Shareholders and other than the initial holder of Nevada Holdco common stock), and any certificates deemed to represent such Nevada Holdco Shares, will only represent the right to receive in exchange therefor the corresponding Resulting Issuer Proportionate Voting Shares that the holder is entitled to receive in accordance with the Plan of Arrangement. Each Cannex Share (other than Cannex Shares held immediately prior to such time by Cannex Dissenting Shareholders) and any certificates deemed to represent such Cannex Shares will represent only the right to receive in exchange therefor the corresponding the Resulting Issuer Subordinate Voting Shares and/or the Resulting Issuer Proportionate Voting Shares that the holder is entitled to receive in accordance with the Plan of Arrangement.

Upon completion of the Business Combination, the directors of the Resulting Issuer are expected to be Josh Rosen, Leo Gontmakher, Anthony Dutton (or such other director as Cannex and 4Front may mutually agree upon), Eric Rey and David Daily.

Background to the Business Combination

In May 2018, 4Front CEO Josh Rosen and Gerald Derevyanny, a Cannex officer and board member, met in Seattle to discuss a possible strategic corporate alliance whereby Cannex would consult 4Front regarding their cannabis production and processing assets. This idea was not pursued as Cannex believed superior shareholder value would be achieved by leveraging Cannex's operational knowledge directly rather than by providing consulting for other firms. Nonetheless, Cannex was impressed with the 4Front team and their portfolio of cannabis assets.

In September 2018, Mr. Rosen contacted Cannex management again to discuss the possibility of a merger as an alternative to 4Front pursuing a go-public transaction alone. A non-disclosure agreement was executed allowing Cannex access to 4Front's data room established for diligence pursuant to a recent private capital raise. Cannex reviewed the diligence provided and concluded that a merger, subject to an acceptable valuation, would be accretive to Cannex Shareholders.

After the September meeting, Cannex management did extensive comparative transaction analysis, and had numerous internal discussions regarding maximizing the value of Cannex. Management assessed Cannex's assets as: (i) occupying cannabis real estate in Washington State which produced significant cash flow, (ii) a suite of cannabis brands which had successfully been commercialized through an operating partner in Washington State, and (iii) significant knowledge of cannabis production and processing operations which was being undervalued because of Cannex's lack of direct ownership of cannabis licenses in larger and/or lesser-competition markets such as California, Massachusetts and elsewhere.

Cannex determined that, while 4Front did not possess significant cannabis production/processing capabilities, 4Front had assembled a significant portfolio of assets in lucrative cannabis markets - Illinois, Massachusetts, Pennsylvania, and Maryland. Significantly, 4Front's legacy consulting business provided an additional potential channel of discounted cannabis licenses and/or cash settlements. Cannex concluded that its shareholders would incur more dilution through the capital raises and/or acquisitions to assemble assets equivalent to 4Front. Additionally, Cannex would be at a time disadvantaged when compared to a merger at or below a ratio of 2:1 4Front Shares to Cannex Shares (a relative ownership split of approximately 66.7% 4Front and 33.3% Cannex).

A follow-up meeting between 4Front and Cannex, which included officers and certain board members, took place in mid-October 2018 to discuss fundamental merger terms with an exchange ratio of 1:1.75 of Cannex to 4Front shares being ultimately agreed. This ratio underpinned an approximate ownership split of 36.4% of the merged entity to Cannex and 63.6% to 4Front. Over the next weeks, Cannex management, with board support, began finalizing fundamental business terms with 4Front management.

On November 25, 2018, 4Front and Cannex entered into a letter agreement outlining the proposed Business Combination, which was announced to the markets the morning of November 26, 2018. 4Front and Cannex immediately began corporate and tax diligence, and also to work together to determine the proper legal structure for the Business Combination. Cannex and 4Front agreed to a two-week diligence period, later extended to three weeks. After the review, Cannex management concluded that the issues revealed in diligence were not material relative to the value of the transaction.

On December 6, 2018, counsel for Cannex circulated its memorandum to Cannex to 4Front, Cannex, and their respective advisors, outlining their review of the proposed structure of the Business Combination, and concluded that the Business Combination was acceptable from a Canadian Securities Law point of view.

On January 23, 2019, Cannex received the first draft of the Business Combination Agreement from 4Front. Cannex's U.S. and Canadian counsel provided responsive comments in early February. Subsequently, in early to mid-February 2018, Cannex received the drafts of various critical schedules to the Business Combination Agreement (e.g. the Plan of Arrangement, the schedule covering the three-class share structure, etc.), and reviewed and commented on those drafts as well.

On March 1, 2019, Cannex and 4Front finalized and signed the Business Combination Agreement and the Cannex Shareholder Voting Agreements.

Recommendation of the Cannex Board

The Cannex Board, having taken into account the Cannex Fairness Opinion and such other matters as it considered relevant, including the factors set out below under the heading "The Business Combination - Reasons for the Business Combination", and after consultation with its financial and legal advisors has unanimously determined that the Business Combination is in the best interests of Cannex and is fair to the Cannex Securityholders. Accordingly, the Cannex Board unanimously recommends that Cannex Securityholders vote FOR the Cannex Component of the Business Combination Resolution.

Each director of Cannex, officer of Cannex, and each Cannex Locked-up Shareholder subject to the Cannex Shareholder Voting Agreements, is required by the Cannex Shareholder Voting Agreements, among other things, to vote all of his or her Cannex Shares (including any Cannex Shares issued upon the exercise of any Cannex Options, Cannex Warrants and Cannex Notes) in favour of the Cannex Component of the Business Combination Resolution, subject to the terms of the Cannex Shareholder Voting Agreements.

Reasons for the Business Combination

The Cannex Board, in unanimously determining that the Business Combination is in the best interests of Cannex and is fair to Cannex Securityholders, and recommending that Cannex Securityholders vote in favour of the Cannex Component of the Business Combination Resolution, and in unanimously making its recommendation to the Cannex Board, respectively, considered and relied upon a number of factors, including, among others, the following:

(a) that the Resulting Issuer Shares to be received by Cannex Shareholders in the Business Combination offers Cannex Shareholders an opportunity to own shares in a larger licensed cannabis facilities operator with facilities throughout the United States providing Cannex Shareholders with exposure to strong growth opportunities in the cannabis industry in the United States;

(b) Cannex's financial advisor, Beacon, provided its opinion to the Cannex Board to the effect that, as of February 27, 2019, and subject to the assumptions, limitations and qualifications set out in the Cannex Fairness Opinion, the Consideration to be received by the Cannex Shareholders under the Business Combination is fair, from a financial point of view, to Cannex Shareholders;

(c) the fact that Beacon was independent of 4Front and Cannex for purposes of the Business Combination;

(d) the treatment of holder(s) of Cannex Options, Cannex Warrants and Cannex Notes;

(e) the fact that Cannex's and 4Front's respective representations, warranties and covenants and the conditions to their respective obligations set forth in the Business Combination Agreement are reasonable in the judgment of the Cannex Board following consultations with its advisors, and are the product of arm's length negotiations between Cannex and its advisors and 4Front and its advisors;

(f) the likelihood of the Business Combination being completed is considered by the Cannex Board to be high, in light of several factors including the financial capability of 4Front and the absence of significant closing conditions outside the control of Cannex, other than the Cannex Securityholder approval, the approval by the Court of the Business Combination, the exercise by Registered Cannex Shareholders of no more than 5% of the Cannex Shares of their Dissent Rights and other customary closing conditions;

(g) the terms of the Business Combination Agreement allow the Cannex Board to respond, in accordance with its fiduciary duties, to an unsolicited Acquisition Proposal that would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal. The Termination Fee payable to 4Front in connection with a termination of the Business Combination Agreement is reasonable in the circumstance and is not preclusive of other proposals;

(h) the fact that the Cannex Component of the Business Combination Resolution must be approved by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in the Restricted Share Rules; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. The Cannex Board also considered the fact that the Business Combination must also be approved by the Court, which will consider the substantive and procedural fairness of the Business Combination to all Cannex Securityholders;

(i) that any Cannex Shareholder who opposes the Business Combination may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of the Dissent Shares in accordance with the Business Combination; and

(j) that Cannex Shareholders will generally benefit from a tax deferred rollover under the Tax Act in respect of any capital gains that would otherwise be realized on the disposition of the Cannex Shares.

In the course of its deliberations, the Cannex Board also identified and considered a variety of risks, including, but not limited to:

(a) concerns about Cannex Shareholders being diluted and the uncertainty of the value of Resulting Issuer Shares as there is no public market for them; and

(b) the risks to Cannex if the Business Combination is not completed, including the costs to Cannex in pursuing the Business Combination and the diversion of management attention away from the conduct of Cannex's business in the ordinary course.

The foregoing summary of the information and factors considered by the Cannex Board is not, and is not intended to be, exhaustive. In view of the wide variety of factors and information considered in connection with their evaluation of the Business Combination, the Cannex Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusion and recommendation. In addition, individual members of the Cannex Board may have given different weight to different factors or items of information.

Cannex Fairness Opinion

On February 27, 2019, the Cannex Board received the oral opinion of Beacon to the effect that, as of the date of the Cannex Fairness Opinion, subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Cannex Shareholders pursuant to the Business Combination is fair, from a financial point of view, to the Cannex Shareholders. The oral opinion was subsequently confirmed by delivery of the written Cannex Fairness Opinion on February 27, 2019. The full text of the Cannex Fairness Opinion which sets out, among other things, the assumptions made, information reviewed and matters considered by Beacon in rendering the Cannex Fairness Opinion, as well as the limitations and qualifications the opinion is subject to, is attached as Appendix D to this Circular. Cannex Shareholders are urged to read the Cannex Fairness Opinion in its entirety. The summary of the Cannex Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

In assessing the fairness of the Consideration of the Business Combination, from a financial point of view, to be received by the Cannex Shareholders, Beacon considered, among other factors, the following items and methodologies:

1. Comparable company analysis:

a. Beacon reviewed publicly available information on selected public companies comparable to Cannex and 4Front to derive valuation multiples based on the market trading prices. Beacon considered enterprise value to 2019E and 2020E revenue and enterprise value to 2019E and 2020E earnings before interest, taxes, depreciation and amortization metrics to be the primary valuation multiples when applying the comparable multiples methodology to Cannex and 4Front.

2. Precedent transactions analysis:

a. Beacon reviewed publicly available information on selected mergers and acquisition transactions in the cannabis sector in Canada and the United States announced since 2015 and with transactions values between US$50 million and US$3 billion; and

b. Beacon reviewed the implied transaction percentage premium of selected merger and acquisition transactions of publicly trade cannabis companies.

3. Historical share price trading analysis:

a. Beacon reviewed the historical stock prices of Cannex's Common Shares, specifically the 1-day, 5-day, 10-day, 20-day, 30-day, 45-day, 60-day, 90-day and 120-day volume weighted average trading price prior to the date of the announcement of the Business Combination.

4. Balance sheet analysis:

a. Beacon reviewed the most recently audited and unaudited financial statements of Cannex and 4Front, considering, among other things, their respective positions in cash, working capital and liquidity.

5. Equity research analyst analyses and share price targets:

a. Beacon reviewed recent investment dealer and analyst research reports on Cannex and the cannabis industry.

6. Other:

a. Beacon considered other qualitative factors with respect to the Business Combination, including, but not limited to, the strategic fit of Cannex within 4Front's portfolio and any potential synergies that may result.

Under the terms of its engagement, Beacon will be paid a fixed fee for delivery of the Cannex Fairness Opinion, which is not contingent upon the opinion being favourable. In addition, Cannex has agreed to reimburse Beacon for its reasonable out-of-pocket expenses, whether or not the Business Combination is completed, and to indemnify Beacon against certain potential liabilities and expenses arising from its engagement.

The Cannex Fairness Opinion is given as of February 27, 2019 and Beacon disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Cannex Fairness Opinion which may come or be brought to Beacon's attention after the date of its opinion. Without limiting the foregoing, in the event that Beacon learns that any of the information relied on in preparing the Cannex Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Beacon reserves the right to change or withdraw the Cannex Fairness Opinion.

Subject to the terms of its engagement, Beacon has consented to the inclusion in this Circular of the Cannex Fairness Opinion in its entirety, together with the summary herein and other information relating to Beacon and the Cannex Fairness Opinion. The Cannex Fairness Opinion was provided to the Cannex Board for its exclusive use only in considering the Business Combination and may not be relied upon by any other person or for any other purpose or published or disclosed to any other person without the express written consent of Beacon. The Cannex Fairness Opinion addresses only the fairness, from a financial point of view, of the Consideration to be received by the Cannex Shareholders pursuant to the Business Combination and does not and should not be construed as a valuation of Cannex or 4Front (or any of their affiliates) or their respective assets, liabilities or securities or as a recommendation to any Cannex Shareholder as to how to vote with respect to the Business Combination or any other matter at the Meeting.

Treatment of Cannex Options

Subject to the terms and conditions of the Business Combination Agreement and pursuant to the Business Combination and, notwithstanding the terms of the Cannex Options, each Cannex Common Share Option will be exchanged for one Resulting Issuer Replacement Option for Subordinate Voting Share and each Cannex Class A Share Option will be exchanged for one Resulting Issuer Replacement Option for Proportionate Voting Share, in accordance with the Cannex Option Exchange Ratio and any applicable adjustments.

Treatment of Cannex Warrants

Subject to the terms and conditions of the Business Combination Agreement and pursuant to the Business Combination and notwithstanding the terms of the Cannex Warrants, each Cannex PP Warrantholder will be issued one Resulting Issuer PP Warrant for each Cannex PP Warrant held and each Cannex GG Warrantholder will be issued one Resulting Issuer GG Warrant for each Cannex GG Warrant held.

Treatment of Cannex Notes

Subject to the terms and conditions of the Business Combination Agreement and pursuant to the Business Combination and notwithstanding the terms of the Cannex Notes, the Cannex Noteholders will be issued Resulting Issuer Notes in exchange for the Cannex Notes, in the aggregate principal amount of US$32,000,000. Cannex, 4Front, and GGP continue to work to determine the precise terms of the Resulting Issuer Notes, for a general outline of the anticipated terms of the Resulting Issuer Notes, which are subject to change, see section titled "Description of Resulting Issuer Securities - Resulting Issuer Notes".

Approval of Cannex Component of the Business Combination Resolution

At the Meeting, the Cannex Securityholders will be asked to approve the Cannex Component of the Business Combination Resolution, the full text of which is set out in Appendix B to this Circular. In order for the Cannex Component of the Business Combination to become effective, as provided in the Interim Order and by the BCBCA, the Cannex Component of the Business Combination Resolution must be approved by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in the Restricted Share Rules; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. Should Cannex Securityholders fail to approve the Cannex Component of the Business Combination Resolution by the requisite votes, the Business Combination will not be completed

The Cannex Board has approved the terms of the Business Combination Agreement and the Plan of Arrangement it entails, and recommends that the Cannex Securityholders vote FOR the Cannex Component of the Business Combination Resolution. See "The Business Combination - Recommendation of the Cannex Board" above.

Cannex Shareholder Voting Agreements

On March 1, 2019, 4Front entered into the Cannex Shareholder Voting Agreements with certain directors and officers of Cannex and the Cannex Locked-up Shareholders. The Cannex Shareholder Voting Agreements set forth, among other things, the agreement of such shareholders to vote their Cannex Shares (including any Cannex Shares issued upon the exercise of any Cannex Options and Cannex Warrants) in favour of the Business Combination and any other matter necessary for the consummation of the Business Combination.

The Cannex Shareholder Voting Agreements require voting support and prevent such shareholders  from exercising Dissent Rights. Each Cannex director, Cannex officer, and Cannex Locked-up Shareholder subject to the Cannex Shareholder Voting Agreements has agreed to vote any Cannex Shares owned legally or beneficially by them or over which he or she exercises control or direction (directly or indirectly) in favour of the Business Combination and to not vote any such Cannex Shares in favour of any transaction constituting an Acquisition Proposal.

The Cannex Shareholder Voting Agreements terminate automatically at the earliest to occur of the closing of the Business Combination, the Outside Date, or the date the Business Combination Agreement is terminated in accordance with its terms or expires. In addition, the Cannex Shareholder Voting Agreements may be terminated by the mutual consent of the parties thereto or by the applicable shareholder if the conditions to the consummation of the Business Combination or the terms of the Business Combination Agreement are amended in a manner that is materially adverse to the shareholders, or if there is a material decrease or change in the form of consideration payable to the shareholders, in each case without the prior written consent of the shareholders.

Completion of the Business Combination

Subject to the provisions of the Business Combination Agreement, the Business Combination will become effective at the Effective Time (anticipated to be 10:00 a.m. (Vancouver time) on the Effective Date, being the date following the date upon which all of the conditions to completion of the Business Combination as set out in the Business Combination Agreement have been satisfied or waived in accordance with the Business Combination Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the filings required under Section 288 of the BCBCA have been filed). Completion of the Business Combination is expected to occur on or before April 23, 2019; however, it is possible that completion may be delayed beyond this period if the conditions to completion of the Business Combination cannot be met on a timely basis, but in no event shall completion of the Business Combination occur later than the Outside Date, unless agreed in writing by the Parties.

Procedure for Exchange of Cannex Securities

Cannex Shares

Alliance Trust Company is acting as depositary under the Business Combination pursuant to the terms of the Depositary Agreement. The Depositary will receive deposits of certificates or DRS Statements representing Cannex Shares and an accompanying Letter of Transmittal, at the office specified in the Letter of Transmittal and will be responsible for delivering the Consideration to which Cannex Shareholders are entitled to under the Business Combination.

At the time of sending this Circular to each Cannex Shareholder, Cannex is also sending to each Registered Cannex Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Cannex Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other intermediary for instructions and assistance in receiving the Consideration in respect of their Cannex Shares.

Registered Cannex Shareholders are requested to tender to the Depositary any certificates or DRS Statements representing their Cannex Shares along with the duly completed Letter of Transmittal. As soon as practicable after the Effective Date, the Depositary will forward to each Registered Cannex Shareholder that submitted a properly completed Letter of Transmittal to the Depositary, together with the certificate(s) or DRS Statement(s) representing the Cannex Shares held by such Cannex Shareholder immediately prior to the Effective Date, certificates or DRS Advices representing the appropriate number of Resulting Issuer Shares to which the Former Cannex Shareholder is entitled under the Business Combination, to be delivered to or at the direction of such Cannex Shareholder. DRS advices representing the Resulting Issuer Shares will be registered in such name or names as directed in the Letter of Transmittal and will be either (i) delivered to the address or addresses as such Cannex Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Cannex Shareholder in the Letter of Transmittal. Instructions will be provided upon receipt of the DRS Advice representing the Resulting Issuer Shares for registered Former Cannex Shareholders that would like to request a Resulting Issuer Share certificate. DRS is a system that will allow Former Cannex Shareholders to hold their Resulting Issuer Shares in "book-entry" form without having a physical share certificate issued as evidence of ownership. Instead, Resulting Issuer Shares will be held in the name of Former Cannex Shareholders and registered electronically in Resulting Issuer's records, which will be maintained by its transfer agent and registrar, Alliance Trust Company. The first time Resulting Issuer Shares are recorded under DRS (upon completion of the Business Combination), Former Cannex Shareholders will receive an initial DRS Advice acknowledging the number of Resulting Issuer Shares held in their DRS account. Anytime that there is movement of Resulting Issuer Shares into or out of a Former Cannex Shareholder's DRS account, an updated DRS Advice will be mailed. Former Resulting Issuer Shareholders may request a statement at any time by contacting Alliance Trust Company. There is not fee to participate in DRS and dividends, if any, will not be affected by DRS.

Only registered Former Cannex Shareholders will receive DRS Advices representing the Resulting Issuer Shares. A Registered Cannex Shareholder that did not submit a properly completed Letter of Transmittal prior to the Effective Date may take delivery of the DRS Advices representing the appropriate number of Resulting Issuer Shares to which the Former Cannex Shareholder is entitled under the Business Combination, by delivering the certificate(s) or DRS Statement(s) representing Cannex Shares formerly held by them to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificates or DRS Statements must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. DRS Advices representing the Resulting Issuer Shares will be registered in such name or names as directed in the Letter of Transmittal to which the Former Cannex Shareholder is entitled under the Business Combination, will be either (i) delivered to the address or addresses as such Cannex Shareholder directed in its Letter of Transmittal or (ii) made available for pick up at the office of the Depositary in accordance with the instructions of the Registered Cannex Shareholder in the Letter of Transmittal.

In the event any certificate or DRS Statement, which immediately before the Effective Time represented one or more outstanding Cannex Shares in respect of which the holder was entitled to receive the Consideration pursuant to the Business Combination, and that was exchanged for the Consideration, is lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate or DRS Statement, the appropriate number of DRS Advices representing the appropriate number of Resulting Issuer Shares to which the Former Cannex Shareholder is entitled under the Business Combination. When authorizing delivery of DRS Advices representing the Resulting Issuer Shares to which the Former Cannex Shareholder is entitled under the Business Combination in exchange for any lost, stolen or destroyed certificate, such former holders to whom certificates and DRS Advices are to be delivered will be required, as a condition precedent to the delivery thereof, to give a bond satisfactory to 4Front, Cannex, the Resulting Issuer and the Depositary in such amount as 4Front, Cannex, the Resulting Issuer and the Depositary may direct or otherwise indemnify 4Front, Cannex, the Resulting Issuer and the Depositary in a manner satisfactory to them, against any claim that may be made against one or both of them with respect to the certificate or DRS Statement alleged to have been lost, stolen or destroyed.

A Registered Cannex Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(a) the share certificates or DRS Statements representing their Cannex Shares;

(b) a Letter of Transmittal in the form accompanying this Circular, or a manually executed photocopy thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the Registered Cannex Shareholder of the share certificate(s) or DRS Statement(s) deposited therewith, the share certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney, duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

Cannex Notes

Cannex Noteholders are not required to take any action in order to receive the Resulting Issuer Notes following completion of the Business Combination. Upon completion of the Business Combination, the Resulting Issuer Notes to be issued to the Cannex Noteholders will automatically be issued and registered in accordance with registration information previously provided by the Cannex Noteholder.

Cannex Options

Cannex Optionholders are not required to take any action in order to receive the Resulting Issuer Replacement Options following completion of the Business Combination. Upon completion of the Business Combination, the Resulting Issuer Replacement Options to be issued to the Cannex Optionholders will automatically be issued and registered in accordance with registration information previously provided by the Cannex Optionholder.

Cannex Warrants

 Cannex GG Warrantholders and Cannex PP Warrantholders are not required to take any action in order to receive the  Resulting Issuer GG Warrants and Resulting Issuer PP Warrants respectively, following completion of the Business Combination. Upon completion of the Business Combination, the Resulting Issuer GG Warrants and Resulting Issuer PP Warrants to be issued to the Cannex GG Warrantholders and Cannex PP Warrantholders, respectively, will automatically be issued and registered in accordance with registration information previously provided by the Cannex GG Warrantholders and Cannex PP Warrantholders, respectively.

No Fractional Shares to be Issued

In no event shall any Cannex Shareholder be entitled to a fractional Resulting Issuer Share. Where the aggregate number of Resulting Issuer Shares to be issued to a person as a portion of the Consideration under or as a result of the Business Combination would result in a fraction of a Resulting Issuer Share being issuable, the number of Resulting Issuer Shares to be received by such Cannex Shareholder shall be rounded down to the nearest whole Resulting Issuer Share and no person will be entitled to any compensation in respect of a fractional Resulting Issuer Share.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to the Cannex Shares with a record date after the Effective Date will be payable or paid to the holder of any un-surrendered certificates or DRS Statements representing Cannex Shares and no such dividends or other distributions will be payable until the surrender of such certificates or DRS Statements representing Cannex Shares in accordance with the terms of the Plan of Arrangement.

Cancellation of Rights after Six Years

Any Former Cannex Shareholder who fails to deliver any certificates or DRS Statements representing their Cannex Shares, a duly completed Letter of Transmittal and such other documents or instruments required to be delivered, to the Depositary on or before the sixth anniversary of the Effective Date, (i) will be deemed to have donated and forfeited to the Resulting Issuer or their respective successors, any Consideration held by the Depositary in trust for such Former Cannex Shareholder and (ii) any certificate or DRS Statements representing their Cannex Shares will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Resulting Issuer, and will be cancelled. None of Cannex, 4Front or the Resulting Issuer, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Cannex, 4Front or the Resulting Issuer or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Accordingly, Former Cannex Shareholders who do not deposit with the Depositary a duly completed Letter of Transmittal and certificates or DRS Statements representing their Cannex Shares on or before the date that is six years after the Effective Date will not receive any Consideration in exchange therefor, will not own any interest in Cannex, 4Front or the Resulting Issuer and will not be paid any other compensation.

Unclaimed or Abandoned Property Law

Notwithstanding anything to the contrary herein, any Consideration, including any forfeited Consideration, shall be subject to all applicable abandoned property, escheat or similar laws in the United States to the extent such law applies to such Consideration.

Court Approval of the Business Combination

A business combination and plan of arrangement under the BCBCA such as the Business Combination and Plan of Arrangement being proposed pursuant to the Business Combination Agreement requires Court approval.

Interim Order

On March 20, 2019, Cannex obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Petition and Interim Order is set out in Appendix E to this Circular.

Final Order

Subject to the terms of the Business Combination Agreement, and if (a) the Nevada Holdco Continuance Resolution is approved at the Nevada Holdco Meeting by the Nevada Holdco Shareholders as provided for in the Interim Order and as required by applicable Law; (b) the Nevada Holdco Business Combination Resolution is approved at the Nevada Holdco Meeting by the Nevada Holdco Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement; (c) Nevada Holdco Shareholders have approved the Resulting Issuer Equity Incentive Plan; and (d) the Cannex Component of the Business Combination Resolution is approved at the Cannex Meeting by the Cannex Securityholders as provided for in the Interim Order and as required by applicable Law, then as soon as reasonably practicable and no later than three (3) Business Days thereafter, Cannex, Nevada Holdco, and BC Newco shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to the BCBCA.

The application for the Final Order approving the Business Combination is anticipated to be scheduled for April 18, 2019 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at 800 Smithe St, Vancouver British Columbia, Canada V6Z 2E1 or at any other date and time as the Court may direct. Any Cannex Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a notice of appearance no later than 5:00 p.m. (Vancouver time) two business days prior to the date of the application of the Final Order, along with any other documents required, all as set out in Petition and Interim Order, the text of which are set out in Appendix E to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a notice of appearance will be given notice of the adjournment.

Cannex has been advised by its counsel, McMillan LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Business Combination and that the Court will consider, among other things, the fairness and reasonableness of the Business Combination, both from a substantive and a procedural point of view. The Court may approve the Business Combination, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Cannex and/or 4Front may determine not to proceed with the Business Combination.

The Resulting Issuer Shares, Resulting Issuer Replacement Options, Resulting Issuer Warrants and Resulting Issuer Notes to be issued under the Business Combination have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof. However, Section 3(a)(10) of the U.S. Securities Act does not exempt securities issued in connection with the exercise of convertible or derivative securities that were originally exempt from the registration requirements the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act or under applicable securities laws of any state of the United States. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Business Combination, and the fairness thereof, are approved by the Court, pursuant to Section 3(a)(10) of the U.S. Securities Act, the Resulting Issuer Shares, Resulting Issuer Replacement Options, Resulting Issuer Warrants and Resulting Issuer Notes to be issued under the Business Combination will not require registration under the U.S. Securities Act. Accordingly, we expect that the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of Resulting Issuer Shares to Cannex Shareholders in connection with the Business Combination and the exchange of Resulting Issuer Replacement Options for Cannex Options. See "The Business Combination - Regulatory Law Matters and Securities Law Matters - United States Securities Law Matters" below.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Interim Order attached at Appendix E to this Circular. The Petition and Interim Order constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

Completion of the Business Combination is subject to the condition precedent contained in the Business Combination Agreement relating to Regulatory Approvals having been fulfilled.

The Parties have identified HSR Clearance as a required Regulatory Approval.

Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each party has filed a Notification and Report Form with the DOJ and with the FTC and applicable waiting period requirements have been satisfied. The Business Combination exceeds the prescribed thresholds and therefore is subject to the applicable waiting period requirements of the HSR Act. The parties filed their respective Notification and Report Forms under the HSR Act on March 19, 2019.

The waiting period under the HSR Act will expire 30 days after the parties each filed their Notification and Report Form, unless earlier terminated by the FTC or the DOJ, or unless the FTC or the DOJ issues a request for a Second Request prior to that time. If within the 30-day waiting period, the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Business Combination would be extended until 30 days following substantial compliance with the Second Request unless the FTC or the DOJ terminates the waiting period prior to its expiration. The parties are entitled to complete the Business Combination at the end of the waiting period, provided that the FTC or the DOJ has not taken action that results in a court order stopping the Business Combination. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Business Combination. It is a condition to closing of the Business Combination that HSR Clearance be obtained (as it is a Regulatory Approval).

Regulatory Law Matters and Securities Law Matters

Other than the Final Order, the Regulatory Approvals, and the necessary conditional approvals of the CSE having been obtained (including approval of the listing and posting for trading on the CSE of the Resulting Issuer Subordinate Voting Shares to be issued pursuant to the Business Combination), Cannex is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Business Combination. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Business Combination. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Cannex currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to receipt of the Cannex Securityholder approval at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Business Combination Agreement, is expected to occur on or before April 23, 2019.

Canadian Securities Law Matters

Each Cannex Shareholder is urged to consult such Cannex Shareholder's professional advisors to determine the Canadian conditions and restrictions applicable to trades in Resulting Issuer Shares.

Status under Canadian Securities Laws

Cannex is a reporting issuer in British Columbia, Alberta and Ontario. The Cannex Common Shares currently trade on the CSE. Pursuant to the Business Combination, Cannex Shareholders will exchange their Cannex Common Shares and Cannex Class A Shares for Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares in accordance with the Cannex Share Exchange Ratio, holders of Cannex Options will exchange their Cannex Options for Resulting Issue Replacement Options in accordance with the Cannex Option Exchange Ratio, holders of Cannex Warrants will exchange their Cannex Warrants for Resulting Issuer Warrants in accordance with the Cannex Warrant Exchange, and holders of Cannex Notes will exchange their Cannex Notes for Resulting Issuer Notes in accordance with the Cannex Note Exchange. Following the Effective Date, the Cannex Common Shares will be delisted from the CSE (anticipated to be effective one to two Business Days following the Effective Date) and the Resulting Issuer expects to apply to the applicable Canadian securities regulators to have Cannex cease to be a reporting issuer.

Upon completion of the Business Combination, it is expected that the Resulting Issuer will be a reporting issuer in British Columbia, Alberta and Ontario and that an application to list the Resulting Issuer Subordinate Voting Shares on the CSE has been made. There can be no assurance as to if, or when, the Resulting Issuer Subordinate Voting Shares will be listed or traded. It is a mutual condition of the Business Combination that the CSE shall have conditionally approved the listing of the Resulting Issuer Subordinate Voting Shares to be issued pursuant to the Business Combination (including any Resulting Issuer Subordinate Voting Shares issuable upon the exercise or conversion of Resulting Issuer Replacement Options, Resulting Issuer Warrants, Resulting Issuer Notes), subject in each case only to compliance with the usual requirements of the CSE, including customary post-closing deliveries. As the Resulting Issuer Subordinate Voting Shares are not currently listed on a stock exchange, unless and until such a listing is obtained, holders of Resulting Issuer Subordinate Voting Shares may not have a market for their shares.

Distribution and Resale of Resulting Issuer Shares under Canadian Securities Laws

The distribution of the Resulting Issuer Shares will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Resulting Issuer Shares received pursuant to the Business Combination will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for the Resulting Issuer Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such trade, and (iv) if the selling security holder is an insider or officer of the Resulting Issuer, the selling security holder has no reasonable grounds to believe that the Resulting Issuer is in default of applicable Securities Laws.

Each Cannex Shareholder is urged to consult such Cannex Shareholder's professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Resulting Issuer Shares.

The Restricted Share Rules

OSC Rule 56-501 and Part 12 of NI 41-101 (collectively, the "Restricted Share Rules") regulate the creation and distribution of "restricted shares" (as defined in OSC Rule 56-501) and "restricted securities" (as defined in NI 41-101) by reporting issuers in Canada. The definitions of "restricted shares" and "restricted securities" include equity shares which have voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attaching to any other shares of an outstanding class of shares of the issuer.

OSC Rule 56-501 provides, among other things, that prospectus exemptions under Ontario securities law are not available in respect of a "stock distribution" (as defined in OSC Rule 56-501), unless either (i) the "stock distribution", or (ii) the "reorganization" (as defined in OSC Rule 56-501) that resulted in the creation of the "restricted shares", received "minority approval" in addition to any other required security holder approval. NI 41-101 prohibits, among other things, the filing of a prospectus under which restricted securities, subject securities (as defined in NI 41-101) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, restricted securities or subject securities, are distributed unless the issuer receives minority approval of its securityholders.

"Minority approval" means, for the purposes of the Restricted Share Rules, approval by a majority of the votes cast by holders of voting shares, and if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, (A) "affiliates" of the issuer, or (B) "control persons" of the issuer, as those terms are defined in the Restricted Share Rules.

The Resulting Issuer Subordinate Voting Shares and the Resulting Issuer Proportionate Voting Shares will be "restricted shares" (as defined under in OSC Rule 56-501) and "restricted securities" (as defined under NI 41-101). Therefore, so that the Resulting Issuer can utilize the prospectus exemptions under Ontario securities laws or file a prospectus in connection with the distribution of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, in connection with (i) completing the Cannex Share Exchange and (ii) future offerings of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares without having to obtain the approval of Resulting Issuer Shareholders (in accordance with the Restricted Share Rules) for each distribution of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, the Cannex Component of the Business Combination must be approved by a majority of the votes cast by Cannex Shareholders other than the votes attaching at the time to Cannex Shares held directly or indirectly by "affiliates" or "control persons" of Cannex.

To the best of the knowledge of management and the Cannex Board, there are no affiliates of Cannex that beneficially own any securities of Cannex, there is no "control person" of Cannex (within the meaning of such term in Restricted Share Rules) and, accordingly there are no Cannex Securities which may not be counter for the purpose of approval of the Cannex Component of the Business Combination Resolution for purposes of the Restricted Share Rules.

The Resulting Issuer Proportionate Voting Shares and the Resulting Issuer Subordinate Voting Shares are being created in order for the Resulting Issuer to meet the definition of a Foreign Private Issuer, as such term is defined pursuant to U.S. securities laws. For information on the purpose and business reasons for the creation and use of the restricted shares, see the risk factors "Foreign Private Issuer Status" and "Loss of Foreign Private Issuer Status" under the subtitle "Risk Factors" in Appendix F

Multilateral Instrument 61-101

As a reporting issuer in British Columbia, Alberta and Ontario, Cannex is, among other things, subject to MI 61-101. MI 61-101 regulates certain types of related party transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding persons who are "interested parties" under applicable Law), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101, apply to, among other transactions "related party transactions" (as defined in MI 61-101), being transactions with a "related party" (as defined in MI 61-101), and "business combinations" (as defined in MI 61-101) which may terminate the interests of security holders without their consent.

MI 61-101 provides that where a "related party" of an issuer is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with an arrangement transaction (such as the Plan of Arrangement), such transaction is considered a "business combination" for the purposes of MI 61-101 and subject to minority approval requirements and such "related party" is an "interested party" (as defined in MI 61-101).

A "collateral benefit" (as defined under MI 61-101) includes any benefit that a "related party" of Cannex (which includes the directors and senior officers of Cannex, as well as any 10% securityholder) is entitled to receive, directly or indirectly, as a consequence of the Business Combination, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to part or future services as an employee, director or consultant of Cannex or the Resulting Issuer. However, MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d) (i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for his or her equity securities under the terms of the Business Combination.

As a reporting issuer in British Columbia, Alberta and Ontario, Cannex is, among other things, subject to MI 61-101. Upon completion of the Business Combination, Anthony Dutton may trigger the termination of his employment in certain circumstances in which case he is entitled to receive a change of control payment under his employment agreements equal to $378,750. Accordingly, the payment to Anthony Dutton may receive as a result of the completion of the Business Combination may constitute a collateral benefit under MI 61-101. In this regard, any Cannex Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Anthony Dutton or any of his joint actors must be excluded for purposes of determining whether minority approval of the Cannex Component of the Business Combination Resolution has been obtained. As of the Record Date, Anthony Dutton and his related parties and joint actors held, or exercised control or direction over, directly or indirectly, an aggregate of 6,245,000 Cannex Common Shares. As a result, a total of 6,245,000 Cannex Common Shares (representing approximately 7.16% of the issued and outstanding Cannex Common Shares as at the Record Date) will be excluded from the "minority approval" vote conducted pursuant to MI 61-101. Under MI 61-101, "minority approval" means, for a business combination or related party transaction of an issuer, approval of the proposed transaction by a majority of the votes cast by holders of each class of affected securities at a meeting of security holders of that class called to consider the transaction. Additionally, Anthony Dutton declared his conflict of interest as an "interested party" expecting to receive a "collateral benefit" pursuant to MI 61-101 and recused himself from all current and future discussions of the Cannex Board regarding the fairness of the Business Combination.

Cannex is not required to obtain a formal valuation under MI 61-101 as, per the exemption to the formal valuation requirement at MI 61-101 at Section 4.3(1), no "interested party" of Cannex will, as a consequence of the Business Combination, directly or indirectly acquire Cannex or its business or combine with Cannex (whether through an amalgamation, arrangement or otherwise, and whether alone or with joint actors) and neither the Business Combination nor the transactions contemplated thereunder is a "related party transaction" for which Cannex would be required to obtain a formal valuation.

MI 61-101 requires Cannex to disclose any "prior valuations" (as defined in MI 61-101) of Cannex or its material assets or securities made within the 24-month period preceding the date of this Circular. After reasonable inquiry, neither Cannex nor any director or officer of Cannex has knowledge of any such "prior valuation". Disclosure is also required for any bona fide prior offer for the Cannex Shares during the 24 months before entry into the Business Combination Agreement. There has not been any such offer during such 24-month period.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to U.S. Cannex Shareholders. The discussion is based in part on non-binding interpretations and no-action letters provided by the staff of the SEC, which do not have the force of law. All U.S. Cannex Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued or distributed to them under the Business Combination complies with applicable securities legislation.

Further information applicable to U.S. Cannex Shareholders is disclosed under the heading "Note to United States Securityholders".

The following discussion does not address the Canadian securities laws that will apply to the issue or resale of securities U.S. Cannex Shareholders within Canada. U.S. Cannex Shareholders reselling their securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

Status under U.S. Securities Laws

The Resulting Issuer is expected to be a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act and Rule 3b¬4 under the Exchange Act. The Resulting Issuer will apply to have the Resulting Issuer Subordinate Voting Shares to be issued under the Business Combination listed on the CSE and quoted on the OTCQX.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The Resulting Issuer Shares, Resulting Issuer Replacement Options, Resulting Issuer Warrants and Resulting Issuer Notes to be issued pursuant to the Business Combination will not be registered under the provisions of the U.S. Securities Act or the securities laws of any state of the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. Section 3(a)(10) of the U.S. Securities Act does not exempt securities issued in connection with the exercise of convertible or derivative securities that were originally exempt from the registration requirements the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act or under applicable securities laws of any state of the United States.

Resales of the Resulting Issuer Shares after the Effective Date

The Resulting Issuer Shares to be held by Cannex Shareholders following completion of the Business Combination will be freely tradable in the U.S. under U.S. federal securities laws, except by persons who are "affiliates" of the Resulting Issuer at the time of their proposed transfer or within 90 days prior to their proposed transfer or who have been "affiliates" of the Resulting Issuer, Nevada Holdco, 4Front or Cannex within 90 days of the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Resulting Issuer Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom (including the exemption provided by Rule 144, discussed below). It is not intended for the Resulting Issuer Subordinate Voting Shares to be listed on a United States stock exchange.

Resales by Affiliates of the Resulting Issuer outside the U.S. under Regulation S

Rule 904 of Regulation S under the U.S. Securities Act, persons who are deemed "affiliates" of the Resulting Issuer following the Effective Date solely by virtue of their status as an officer, director or principal shareholder of the Resulting Issuer may resell their Resulting Issuer Shares, as applicable, outside the United States in an "offshore transaction" (which would include a sale through the physical trading floor of an established non-U.S. stock exchange or through the facilities of certain specified non-U.S. stock exchanges (including the CSE); provided that neither the seller (nor any person acting on behalf of the seller) knows that the transaction has been prearranged with a buyer in the United States) if neither the seller, an affiliate nor any person acting on behalf of the seller engages in "directed selling efforts," in the United States, including any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the securities being offered and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. In addition, with respect to any holder of Resulting Issuer Shares who is an "affiliate" of such entity upon completion of the Business Combination other than by virtue of such person's status as an officer, director of such entity, additional restrictions apply.

Resales by Affiliates of the Resulting Issuer in the U.S. under Rule 144

As described above, persons who are not deemed "affiliates" of the Resulting Issuer after the Business Combination and who have not been affiliates of the Resulting Issuer, Nevada Holdco, 4Front or Cannex within 90 days of the Effective Date may freely resell their Resulting Issuer Shares in the U.S. without the need to comply with any safe harbor exemption, such as the exemption provided by Rule 144 under the U.S. Securities Act.

Persons who are "affiliates" of the Resulting Issuer after the Business Combination or who have been "affiliates" of the Resulting Issuer, Nevada Holdco, 4Front or Cannex within 90 days of the Effective Date, and who wish to sell their shares of the Resulting Issuer in the U.S., will need to avail themselves of an exemption from registration under the U.S. Securities Act (absent an effective resale registration statement filed under the U.S. Securities Act). Rule 144 provides such an exemption, enabling affiliates of the Resulting Issuer to sell the Resulting Issuer Shares, as applicable, that they receive in connection with the Business Combination, provided that the number of such securities sold during any three-month period does not exceed 1% of the then outstanding class of such securities, subject to specified restrictions on the manner of sale, notice requirements, aggregation rules and the availability of current public information about the Resulting Issuer.

Exercise of the Resulting Issuer Replacement Options and the Resulting Issuer Warrants

The Resulting Issuer Replacement Options and the Resulting Issuer Warrants may not be exercised in the United States or by or on behalf of a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act), except by a person that qualifies as an "accredited investor" as defined in Rule 501 under the U.S. Securities Act, unless another exemption from registration under the U.S. Securities Act) is available. Prior to the issuance of any shares pursuant to any such exercise, the Resulting Issuer may require the delivery of an opinion of counsel or other evidence or certifications reasonably satisfactory to the Resulting Issuer to the effect that the issuance of such shares does not require registration under the U.S. Securities Act. Any such exercise must also comply with applicable state securities laws.

Conversion of Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares into Resulting Issuer Subordinate Voting Shares

Assuming no commission or other form of remuneration is paid in relation to the solicitation of conversions of Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares into Resulting Issuer Subordinate Voting Shares, then such conversions pursuant to the rights and privileges of the of Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares are exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(9) thereof and, assuming such of Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares are not "restricted securities" as defined under Rule 144(a)(3) under the U.S. Securities Act and are not held by a person that is an "affiliate" of the Resulting Issuer at the time of conversion or within 90 days prior to the conversion, such Resulting Issuer Subordinate Voting Shares will be freely transferable under U.S. federal securities laws.

The foregoing discussion is only a general overview of certain requirements of United States Securities Laws applicable to the securities received upon completion of the Business Combination. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable United States Securities Laws.

Fees and Expenses

The aggregate expenses of Cannex incurred or to be incurred relating to the Business Combination, including, without limitation, contractual severance obligations, legal, accounting, audit, financial advisory, printing, "tail" policies of directors' and officers' liability insurance and other administrative and professional fees, the preparation and printing of this Circular, and other out-of-pocket costs associated with the Meeting are estimated to be approximately $1,109,271 in the aggregate.

All expenses incurred in connection with the Business Combination and the transactions contemplated thereby shall be paid by the party incurring such expense.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the Cannex Board with respect to the Business Combination, Cannex Securityholders should be aware that certain members of Cannex's management and the Cannex Board have certain interests in connection with the Business Combination that may present them with actual or potential conflicts of interest in connection with the Business Combination.

The table below sets forth the number and percentage of Cannex Common Shares, Cannex Class A Shares, Cannex Options, Cannex Warrants and Cannex Notes that the directors and officers of Cannex and any of their respective affiliates and associates since the beginning of the last completed financial year of Cannex beneficially own or exercise control or direction over, directly or indirectly, as of the date hereof.

Other than the interests and benefits described below, none of the directors or officers of Cannex, or to the knowledge of the directors and officers of Cannex, any of their respective associates or affiliates of the issuer, or insiders (other than a director or officer) of the issuer or any person acting jointly or in concert with the issuer has any material interest, direct or indirect, as a director, officer, shareholder, security holder or creditor of Cannex or otherwise in any matter to be acted upon in connection with the Business Combination or that would materially affect the Business Combination.

Name and Position	Number of Cannex Common Shares Beneficially Owned(1)	Number of Cannex Class A Shares Beneficially Owned(1)	Percentage of Cannex Common Shares(2)	Percentage of Cannex Class A Shares(3)	Number of Cannex Options Beneficially Owned	Percentage of Cannex Options(4)	Number of Cannex Warrants Beneficially Owned	Percentage of Cannex Warrants(5)
Anthony Dutton, Chief Executive Officer, President and Director	6,245,000	Nil	7.16%	N/A	900,000	6.81%	Nil	N/A
David Croom, Chief Financial Officer	Nil	Nil	N/A	N/A	600,000	4.54%	Nil	N/A
Leo Gontmakher, Chief Operating Officer and Director	4,342,457	25,606,400	4.98%	26.53%	1,800,000	13.61%	Nil	N/A
Jerry Derevyanny, Director, Executive Vice President Corporate Development	515,000	Nil	0.59%	N/A	600,000	4.54%	Nil	N/A
Tom Peters, Director	400,000	Nil	0.46%	N/A	600,000	4.54%	Nil	N/A
Roman Tkachenko, Chairman and Director	2,057,770	12,134,161	2.36%	12.57%	700,000	5.29%	Nil	N/A
Dmitriy Goykhman, Director	250,000	Nil	0.29%	N/A	600,000	4.54%	Nil	N/A
D. Barry Lee, (former Chief Financial Officer)	4,812,245	Nil	5.52%	N/A	900,000	6.81%	Nil	N/A
Greg Marshall (former Director)	2,000,000	Nil	2.29%	N/A	500,000	3.78%	515,861	1.31%

Notes:

(1) The number of Cannex Common Shares and  Cannex Class A Shares beneficially owned by each Cannex Shareholder excludes the Cannex Options and Cannex Warrants held by each Cannex Shareholder, which have been separately listed in the column titled "Number of Cannex Options Beneficially Owned" and "Number of Cannex Warrants Beneficially Owned".

(2) The percentage of Cannex Common Shares figures are based on 87,192,204 Cannex Common Shares outstanding on the Record Date.

(3) The percentage of Cannex Class A Shares figures are based on 95,521,734 Cannex Class A Shares outstanding on the Record Date.

(4) The percentage of Cannex Options figures are based on 13,225,000 Cannex Options outstanding on the Record Date.

(5) The percentage of Cannex Warrants figures are based on 39,283,543 Cannex Warrants outstanding on the Record Date

Directors

The Cannex directors (other than directors who are also executive officers) hold, in the aggregate, 2,707,770 Cannex Common Shares representing approximately 3.11% of the Cannex Common Shares outstanding and 12,134,161 Cannex Class A Shares representing approximately 12.57% of the Cannex Class A Shares outstanding on the Record Date. The Cannex directors (other than directors who are also executive officers) hold, in the aggregate, 1,900,000 Cannex Options, representing approximately 14.37% of the Cannex Options outstanding on the Record Date. The Cannex directors (other than directors who are also executive officers) hold, in the aggregate, Nil Cannex Warrants.

All of the Cannex Shares, Cannex Options, Cannex Warrants and Cannex Notes held by the Cannex directors will be treated in the same fashion under the Business Combination as Cannex Shares, Cannex Options, Cannex Warrants and Cannex Notes held by every other Cannex Shareholder, Cannex Optionholder, Cannex Warrantholder and Cannex Noteholder, respectively.

Executive Officers

The current responsibility for the general management of Cannex is held and discharged by a group of four executive officers, led by Anthony Dutton, Director, Chief Executive Officer and President of Cannex. The executive officers of Cannex, in the aggregate, hold 11,102,457 Cannex Common Shares representing approximately 12.73% of the Cannex Common Shares outstanding and hold 25,606,400 Cannex Class A Shares representing approximately 26.53% of the Cannex Class A Shares outstanding on the Record Date. The executive officers of Cannex, in the aggregate, hold 3,900,000 Cannex Options, representing approximately 29.49% of the Cannex Options outstanding on the Record Date. The executive officers of Cannex, in the aggregate, hold Nil Cannex Warrants of the Cannex Warrants outstanding on the Record Date. All of the Cannex Shares, Cannex Options, Cannex Warrants and Cannex Notes held by the Cannex directors will be treated in the same fashion under the Business Combination as Cannex Shares, Cannex Options, Cannex Warrants and Cannex Notes held by every other Cannex Shareholder, Cannex Optionholder, Cannex Warrantholder and Cannex Noteholder, respectively. Cannex Common Shares representing 6.8% of the issues and outstanding Cannex Common Shares as at the Record Date that will be excluded from the "minority approval" vote conducted pursuant to MI 61-101. See "The Business Combination - Multilateral Instrument 61-101".

Indemnification and Insurance

The parties to the Business Combination Agreement have agreed that all rights to indemnification or exculpation existing in favour of current and former directors or officers of 4Front and its subsidiaries and of Cannex and its subsidiaries as provided in the articles, notice of articles and by-laws thereof, or in any agreement, will survive the completion of the Business Combination and be assumed by the Resulting Issuer and will continue in full force and effect.

Cannex Shareholder Voting Agreements

The following persons listed under the section titled "Interests of Certain Persons in the Business Combination" have entered into Cannex Shareholder Voting Agreements: Anthony Dutton, David Croom, Leo Gontmakher, Jerry Derevyanny, Tom Peters, and Roman Tkachenko. Upon completion of the Business Combination, certain of these persons will have employment positions with the Resulting Issuer.

See "The Business Combination - Cannex Shareholder Voting Agreements".

The Business Combination Agreement

The description of the Business Combination Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Business Combination Agreement, which is incorporated by reference herein and may be found under Cannex's profile on SEDAR at www.sedar.com.

Effective Date and Conditions of Business Combination

If the Cannex Component of the Business Combination Resolution is passed, the Final Order of the Court is obtained approving the Business Combination and all other conditions to the Business Combination becoming effective are satisfied or waived, the Business Combination will become effective at the Effective Time (anticipated to be 10:00 a.m. (Vancouver time) on the Effective Date). It is currently expected that the Effective Date will be on or before April 23, 2019

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties made by Cannex to 4Front, Nevada Holdco, and BC Newco. Those representations and warranties were made solely for purposes of the Business Combination Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties in connection with negotiating its terms. In particular, some of the representations and warranties are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosure to Cannex Shareholders, or are used for the purpose of allocating risk between the parties to the Business Combination Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Business Combination Agreement as statements of factual information at the time they were made or otherwise.

Cannex has provided representations and warranties to 4Front, BC Newco and Nevada Holdco that include the following: organization and qualification, authority relative to the Business Combination Agreement, no conflicts, required filings and consent, subsidiaries, compliance with laws, licenses and permits, capitalization and listing, shareholder and similar agreements, U.S. securities law matters, financial statements, undisclosed liabilities, operational matters, employment matters, absence of certain changes or events, litigation, taxes, title to assets, real property, books and records, insurance, non-arm's length transactions, benefit plans, environmental matters, restrictions on business activities, material contracts, intellectual property, bank accounts, relationships with customers, suppliers, distributors and sales representatives, brokers, reporting issuer status, stock exchange compliance, no expropriation, anti-money laundering, corrupt practices legislation, no insolvency, no collateral benefit and federal cannabis laws.

BC Newco has provided representations and warranties to the other parties that include the following: organization and qualification, authority relative to the Business Combination Agreement, no conflicts, required filings and consent, subsidiaries, compliance with laws, capitalization, shareholder and similar agreements, undisclosed liabilities, property of BC Newco, operational matters, employment matters, absence of certain changes or events, litigation, taxes, books and records, insurance, non-arm's length transactions, restrictions on business activities, intellectual property, and no insolvency.

Nevada Holdco has provided representations and warranties to the other parties that include the following: organization and qualification, authority relative to the Business Combination Agreement, no conflicts, required filings and consent, subsidiaries, compliance with laws, capitalization, shareholder and similar agreements, undisclosed liabilities, property of Nevada Holdco, operational matters, employment matters, absence of certain changes or events, litigation, taxes, books and records, insurance, non-arm's length transactions, restrictions on business activities, material contracts, intellectual property, and no insolvency.

4Front has provided representations and warranties to the other Parties that include the following: organization and qualification, authority relative to the Business Combination Agreement, no conflicts, required filings and consent, subsidiaries, compliance with laws, licenses and permits, capitalization, shareholder and similar agreements, U.S. securities law matters, financial statements, undisclosed liabilities, title to assets, real property, operational matters, employment matters, absence of certain changes or events, litigation, taxes, books and records, insurance, non-arm's length transactions, benefit plans, environmental matters, restrictions on business activities, material contracts, intellectual property, bank accounts, relationships with customers, suppliers, distributors and sales representatives, brokers, no expropriation, anti-money laundering, corrupt practices legislation, no insolvency and federal cannabis laws.

The representations and warranties of the parties contained in the Business Combination Agreement shall not survive the completion of the Business Combination and shall expire and be terminated on the earlier of the Effective Time and the date on which the Business Combination Agreement is terminated in accordance with its terms.

Conditions to the Business Combination Becoming Effective

In order for the Plan of Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

In order for the Business Combination to become effective, certain conditions must have been satisfied or waived, at or before the Effective Time including but not limited to:

(a) the Pre-Arrangement Transactions shall have been completed;

(b) the Nevada Holdco Continuance Resolution shall have been approved and adopted by the Nevada Holdco Shareholders at the Nevada Holdco Meeting;

(c) the Continuance shall be made effective;

(d) the Nevada Holdco Business Combination Resolution shall have been approved and adopted by the Nevada Holdco Shareholders at the Nevada Holdco Meeting in accordance with the Interim Order and the Business Combination Agreement;

(e) written consent to the Business Combination and other transactions contemplated in the Business Combination Agreement shall have been received from the Cannex Noteholders in form and substance satisfactory to the Parties, acting reasonably;

(f) the Cannex Component of the Business Combination Resolution shall have been approved and adopted by the Cannex Securityholders at the Cannex Meeting in accordance with the Interim Order and the Business Combination Agreement;

(g) the Resulting Issuer Equity Incentive Plans shall have been approved and adopted by (i) the Nevada Holdco Shareholders at the Nevada Holdco Meeting, and (ii) the Cannex Shareholders at the Cannex Meeting;

(h) the Interim Order and the Final Order shall each have been obtained on terms consistent with the Business Combination Agreement, and shall not have been set aside or modified in a manner unacceptable to either of the Transacting Parties, each acting reasonably, on appeal or otherwise;

(i) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the transactions contemplated herein, or in the Contemporaneous Agreements in the Pre-Arrangement Agreements or in connection with the Business Combination illegal or otherwise preventing or prohibiting consummation of any such transactions;

(j) there shall not be pending or threatened in writing any Action by any Governmental Entity or any other Person that is reasonably likely to result in:

(i) any prohibition or restriction on the consummation of the transactions contemplated herein, or in the Contemporaneous Agreements in the Pre-Arrangement Agreements or in connection with the Business Combination or a Person obtaining from any Party any damages that would result in a 4Front Material Adverse Effect, Cannex Material Adverse Effect, BC Newco Material Adverse Effect or Nevada Holdco Material Adverse Effect as applicable, directly or indirectly in connection with the Business Combination;

(ii) any prohibition or material limit on the ownership by the Resulting Issuer of any of the Parties or any material portion of their respective business;

(iii) the imposition of limitations on the ability of U.S. Co to acquire or hold, or exercise full rights of ownership of the membership interests of 4Front to be obtained as a result of consummation of the transactions contemplated in the Pre-Arrangement Agreements, including the right to vote such shares or membership interests; or

(iv) the unavailability of the Section 3(a)(10) Exemption or the Intended Tax Treatment contemplated by the Business Combination Agreement;

(k) all Required Regulatory Approvals shall have been obtained on terms and conditions satisfactory to each of the Parties, acting reasonably;

(l) holders of no more than 5% (or such lower percentage so as not to have a material adverse effect on the Intended Tax Treatment set forth in the Business Combination Agreement) of the Nevada Holdco Shares shall have exercised Nevada Holdco Dissent Rights;

(m) holders of no more than 5% (or such lower percentage so as not to have a material adverse effect on the Intended Tax Treatment set forth in the Business Combination Agreement) of the Cannex Shares shall have exercised Cannex Dissent Rights;

(n) the Cannex CSE Approval shall have been obtained;

(o) the issuance of the Resulting Issuer Subordinate Voting Shares, the Resulting Issuer Proportionate Voting Shares, the Resulting Issuer Multiple Voting Shares and the Resulting Issuer Replacement Options, Resulting Issuer NH Replacement Options, the Resulting Issuer Notes, and the Resulting Issuer Warrants and the issuance of Resulting Issuer Subordinate Voting Shares upon conversion of the Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or as imposed by the CSE);

(p) the Escrow Agreements, if required by the CSE or pursuant to Securities Law shall have been fully executed by the parties thereto;

(q) the Board Nominees shall have been appointed to the Resulting Issuer Board;

(r) the Key Employees shall have executed and delivered employment, non-solicitation, and non-competition agreements, relating to the Resulting Issuer;

(s) any applications, notices, consents and documentation required under the HSR Act, prior to the consummation of the Business Combination shall have been given and/or obtained and all waiting periods thereunder shall have expired or been terminated;

(t) there is no adoption, implementation, promulgation, repeal, modification, amendment or change in applicable Law (including with respect to U.S. Treasury Regulations under Section 7874 of the Code) after the date hereof, such that the Resulting Issuer should not be treated as a U.S. domestic corporation under Section 7874 of the Code, taking into account any action taken pursuant to the Business Combination Agreement); and

(u) the Business Combination Agreement shall not have been terminated.

The foregoing conditions are for the mutual benefit of Cannex, 4Front, BC Newco, and Nevada Holdco and may be waived by mutual consent of Cannex and 4Front in writing at any time.

Cannex Conditions

The obligation of Cannex to complete the Business Combination is subject to the fulfillment of the following additional conditions at or before the Outside Date or such other time as is specified in the Business Combination Agreement:

(a) all covenants of each other Party under the Business Combination Agreement to be performed on or before the Effective Time which have not been waived by Cannex shall have been duly performed by each such other Party in all material respects and Cannex shall have received a certificate of each other Party addressed to Cannex and dated the Effective Date, signed on behalf of such other Party by a senior executive officer of such other Party confirming the same as at the Effective Time;

(b) the representations and warranties of 4Front set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or 4Front Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(c) the representations and warranties of BC Newco set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or BC Newco Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(d) the representations and warranties of Nevada Holdco set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or Nevada Holdco Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(e) there shall not have occurred a 4Front Material Adverse Effect and Cannex shall have received a certificate signed on behalf of 4Front by the chief executive officer and chief financial officer of 4Front (on 4Front's behalf and without personal liability) to such effect;

(f) there shall not have occurred a BC Newco Material Adverse Effect and Cannex shall have received a certificate signed on behalf of BC Newco by the chief executive officer and chief financial officer of BC Newco (on BC Newco's behalf and without personal liability) to such effect;

(g) there shall not have occurred a Nevada Holdco Material Adverse Effect and Cannex shall have received a certificate signed on behalf of Nevada Holdco by the chief executive officer and chief financial officer of Nevada Holdco (on Nevada Holdco's behalf and without personal liability) to such effect;

(h) each applicable Party shall have delivered or caused to be delivered to the other Parties copies of the consents or waivers, as applicable, of the Required Regulatory Approvals;

(i) each of 4Front, BC Newco and Nevada Holdco shall have delivered or caused to be delivered to Cannex a certificate, dated as of the Effective Date, executed by the secretary or other officer of each such Party, certifying as to:

(i) the names and titles of the officers of such Party authorized to sign the Business Combination Agreement and the other instruments contemplated hereby, together with the true signatures of such officers;

(ii) the resolutions duly adopted by the board of directors or other governing body and the shareholders or members of such Party, as applicable, and as required by the transactions contemplated hereby, authorizing the execution, delivery and performance by such Party of the Business Combination Agreement and the other instruments contemplated hereby; and

(iii) true and correct copies of the organizational documents of such Party; and

(j) the Cannex Board shall have received a bring down, as of the date of the consummation of the Business Combination, of the Cannex Fairness Opinion.

The foregoing conditions are for the benefit of Cannex and may be waived, in whole or in part, by Cannex in writing at any time.

4Front Conditions

The obligation of 4Front to complete the Business Combination is subject to the fulfillment of the following additional conditions at or before the Outside Date or such other time as is specified in the Business Combination Agreement:

(a) all covenants of each other Party under the Business Combination Agreement, to be performed on or before the Effective Time which have not been waived by 4Front shall have been duly performed by each such other Party in all material respects and 4Front shall have received a certificate of each other Party addressed to 4Front and dated the Effective Date, signed on behalf of such other Party by a senior executive officer of such other Party confirming the same as at the Effective Time;

(b) the representations and warranties of Cannex set forth in the Business Combination shall be true and correct in all respects, without regard to any materiality or Cannex Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(c) the representations and warranties of BC Newco set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or BC Newco Material Adverse Effect qualifications contained in them as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(d) the representations and warranties of Nevada Holdco set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or Nevada Holdco Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(e) there shall not have occurred a Cannex Material Adverse Effect and 4Front shall have received a certificate signed on behalf of Cannex by the chief executive officer and chief financial officer of Cannex (on Cannex's behalf and without personal liability) to such effect;

(f) there shall not have occurred a BC Newco Material Adverse Effect and 4Front shall have received a certificate signed on behalf of BC Newco by the chief executive officer and chief financial officer of BC Newco (on BC Newco's behalf and without personal liability) to such effect;

(g) there shall not have occurred a Nevada Holdco Material Adverse Effect and 4Front Holdco shall have received a certificate signed on behalf of Nevada Holdco by the chief executive officer and chief financial officer of Nevada Holdco (on Nevada Holdco's behalf and without personal liability) to such effect;

(h) each applicable Party shall have delivered or caused to be delivered to the other Parties copies of the consents or waivers, as applicable, of the Required Regulatory Approvals;

(i) the Nevada Holdco Board shall have received a bring down, as of the date of the consummation of the Business Combination, of the Nevada Holdco Fairness Opinion;

(j) each of Cannex, BC Newco and Nevada Holdco shall have delivered or caused to be delivered to 4Front a certificate, dated as of the Effective Date, executed by the secretary or other officer of such Party, certifying as to:

(i) the names and titles of the officers or authorized signatories of such Party authorized to sign the Business Combination Agreement and the other instruments contemplated hereby, together with the true signatures of such officers or signatories;

(ii) the resolutions duly adopted by the board of directors or other governing body and the shareholders of such Party and as required in connection with the transactions contemplated hereby, authorizing the execution, delivery and performance by such Party of the Business Combination Agreement and the other instruments contemplated hereby;

(iii) true and correct copies of the organizational documents of such Party;

(k) with respect to each of the Cannex Windup and the CCGI Windup, Cannex shall have delivered to 4Front properly executed statements as of the Effective Date certifying that an interest in each of Cannex Holdings (Nevada) Inc. and Cannex Holdings (California) Inc. is not a U.S. real property interest in the meaning of Section 897(c) of the Code, together with the required notices to the IRS; and

(l) Cannex shall procure that any balloon, lump sum or bonus payments that would otherwise be due and payable by Cannex or any of its Subsidiaries upon the consummation of the Business Combination shall be waived taking into account Section 409A of the Code.

The foregoing conditions are for the benefit of 4Front and may be waived, in whole or in part, by 4Front in writing at any time.

Nevada Holdco Conditions

The obligation of Nevada Holdco to complete the Business Combination is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Nevada Holdco and may be waived by Nevada Holdco):

(a) all covenants of each other Party under the Business Combination Agreement to be performed on or before the Effective Time which have not been waived by Nevada Holdco shall have been duly performed by each such other Party in all material respects and Nevada Holdco shall have received a certificate of each other Party addressed to Nevada Holdco and dated the Effective Date, signed on behalf of such other Party by a senior executive officer of such other Party (on such Party's behalf and without personal liability), confirming the same as at the Effective Time;

(b) the representations and warranties of 4Front set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or 4Front Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(c) the representations and warranties of Cannex set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or Cannex Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(d) there shall not have occurred a 4Front Material Adverse Effect and Nevada Holdco shall have received a certificate signed on behalf of 4Front by the chief executive officer and chief financial officer of 4Front (on 4Front's behalf and without personal liability) to such effect;

(e) there shall not have occurred a BC Newco Material Adverse Effect and Nevada Holdco shall have received a certificate signed on behalf of BC Newco by the chief executive officer and chief financial officer of BC Newco (on BC Newco's behalf and without personal liability) to such effect;

(f) there shall not have occurred a Cannex Material Adverse Effect and Nevada Holdco shall have received a certificate signed on behalf of Cannex by the chief executive officer and chief financial officer of Cannex (on Cannex's behalf and without personal liability) to such effect;

(g) each applicable Party shall have delivered or caused to be delivered to the other Parties copies of the consents or waivers, as applicable, of the Required Regulatory Approvals; and

(h) each of 4Front, BC Newco and Cannex shall have delivered or caused to be delivered to Nevada Holdco a certificate, dated as of the Effective Date, executed by the secretary or other officer of each such Party, certifying as to:

(i) the names and titles of the officers or authorized signatories of such Party authorized to sign the Business Combination Agreement and the other instruments contemplated hereby, together with the true signatures of such officers or signatories;

(ii) the resolutions duly adopted by the board of directors or other governing body and the shareholders or members of such Party, as applicable and as required in connection with the transactions contemplated hereby, authorizing the execution, delivery and performance by such Party of the Business Combination Agreement and the other instruments contemplated hereby; and

(iii) true and correct copies of the organizational documents of such Party.

The foregoing conditions will be for the sole benefit of Nevada Holdco and may be waived by it in whole or in part at any time.

BC Newco Conditions

The obligation of BC Newco to complete the Business Combination is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of BC Newco and may be waived by BC Newco):

(a) all covenants of each other Party under the Business Combination Agreement to be performed on or before the Effective Time which have not been waived by BC Newco shall have been duly performed by each such other Party in all material respects and BC Newco shall have received a certificate of each other Party addressed to BC Newco and dated the Effective Date, signed on behalf of such other Party by a senior executive officer of such other Party (on such Party's behalf and without personal liability), confirming the same as at the Effective Time;

(b) the representations and warranties of 4Front set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or 4Front Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(c) the representations and warranties of Cannex set forth in the Business Combination Agreement shall be true and correct in all respects, without regard to any materiality or Cannex Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(d) there shall not have occurred a 4Front Material Adverse Effect and BC Newco shall have received a certificate signed on behalf of 4Front by the chief executive officer and chief financial officer of 4Front (on 4Front's behalf and without personal liability) to such effect;

(e) there shall not have occurred a Nevada Holdco Material Adverse Effect and BC Newco shall have received a certificate signed on behalf of Nevada Holdco by the chief executive officer and chief financial officer of Nevada Holdco (on Nevada Holdco's behalf and without personal liability) to such effect;

(f) there shall not have occurred a Cannex Material Adverse Effect and BC Newco shall have received a certificate signed on behalf of Cannex by the chief executive officer and chief financial officer of Cannex (on Cannex's behalf and without personal liability) to such effect;

(g) each applicable Party shall have delivered or caused to be delivered to the other Parties copies of the consents or waivers, as applicable, of the Required Regulatory Approvals; and

(h) each of 4Front, Nevada Holdco and Cannex shall have delivered or caused to be delivered to BC Newco a certificate, dated as of the Effective Date, executed by the secretary or other officer of each such Party, certifying as to:

(i) the names and titles of the officers or authorized signatories of such Party authorized to sign the Business Combination Agreement and the other instruments contemplated hereby, together with the true signatures of such officers or signatories;

(ii) the resolutions duly adopted by the board of directors or other governing body and the shareholders or members of such Party, as applicable and as required in connection with the transactions contemplated hereby, authorizing the execution, delivery and performance by such Party of the Business Combination Agreement and the other instruments contemplated hereby; and

(iii) true and correct copies of the organizational documents of such Party.

The foregoing conditions will be for the sole benefit of BC Newco and may be waived by it in whole or in part at any time.

Non-Solicitation Covenant

Under the Business Combination Agreement, except as otherwise provided in the Business Combination Agreement, Cannex and its Affiliates shall not, directly or indirectly, through any of their respective officers, directors, employees, advisors, representatives, agents or otherwise:

(a) make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its shareholders, officers or employees) relating to any Acquisition Proposal for Cannex, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(b) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Cannex, provided that, for greater certainty, Cannex may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Cannex Board has reasonably so determined;

(c) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to 4Front, the approval or recommendation of the Cannex Board or any committee thereof of the Business Combination Agreement or the Cannex Component of the Business Combination;

(d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal involving Cannex or any of its Subsidiaries; or

(e) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal involving Cannex or any of its Subsidiaries;

provided, however, that nothing contained in the Business Combination Agreement shall prevent the Cannex Board from, and the Cannex Board shall be permitted to, engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Cannex Board has determined constitutes a Superior Proposal, or provide information pursuant to any such Person, in each case, where the requirements outlined in the Business Combination Agreement are met.

Cannex agreed to cease and cause to be terminated any existing discussions or negotiations with any Person (other than 4Front) with respect to any potential Acquisition Proposal and, in connection therewith, Cannex agreed to discontinue access to any of its confidential information being given to any Person other than 4Front.

Cannex agreed to (and in any event within one (1) Business Day of receipt thereof) provide notice to 4Front of any bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Cannex or any of its Subsidiaries in connection with such an Acquisition Proposal or potential Acquisition Proposal or for access to the properties, books or records of Cannex or any Subsidiary by any Person that informs Cannex, any member of the Cannex Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal.

If the Cannex Board receives a request for material non-public information from a Person who proposes to Cannex a bona fide Acquisition Proposal, or indicates a possible intent to do so, Cannex may contact the Person making the Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is a Superior Proposal; provided that Cannex shall promptly provide 4Front with copies of all correspondence, including email and other electronic and digital communications, and information provided to or received from such Person. If: (x) the Cannex Board reasonably determines that such Acquisition Proposal constitutes a Superior Proposal; and (y) in the opinion of the Cannex Board, acting in good faith and on written advice from their outside legal advisors, the failure to provide such Person with access to information regarding Cannex and its Subsidiaries would be inconsistent with the fiduciary duties of the Cannex Board, then, and only in such case, Cannex may provide such Person with access to information regarding Cannex and its Subsidiaries, subject to the execution of a confidentiality agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Cannex than the Confidentiality Agreement; provided that Cannex sends a copy of any such confidentiality agreement to 4Front promptly upon its execution and 4Front is provided with a list of, and, at the request of 4Front, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

Cannex agreed that it will not accept, approve or enter into any agreement (a "Cannex Proposed Agreement"), other than a confidentiality agreement with any Person providing for or to facilitate any Acquisition Proposal unless:

(i) the Cannex Board reasonably determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii) the Cannex Meeting has not occurred;

(iii) Cannex has complied with the relevant sections of the Business Combination Agreement;

(iv) Cannex has provided 4Front with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Cannex Proposed Agreement relating to such Superior Proposal, and a written notice from the Cannex Board regarding the value in financial terms that the Cannex Board has, in consultation with its financial advisors, reasonably determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to 4Front not less than ten (10) Business Days prior to the proposed acceptance, approval, recommendation or execution of the Cannex Proposed Agreement by Cannex;

(v) ten (10) Business Days shall have elapsed from the date 4Front received from Cannex the notice and documentation and, if 4Front has proposed to amend the terms of the Business Combination, the Cannex Board shall have reasonably determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Business Combination by 4Front;

(vi) Cannex concurrently terminates this Agreement pursuant;

(vii) Cannex has previously, or concurrently will have, paid to 4Front (or as directed by 4Front) the Termination Fee in accordance with the terms hereof;

and Cannex further agreed that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to 4Front the approval or recommendation of the Cannex Component of the Business Combination, nor accept, approve or recommend any Acquisition Proposal unless the above requirements have been satisfied.

Cannex acknowledges and has agreed that, during the ten (10) Business Day periods or such longer period as Cannex may approve for such purpose, 4Front shall have the opportunity, but not the obligation, to propose to amend the terms of the Business Combination Agreement and the Business Combination and Cannex shall co-operate with 4Front with respect thereto, including negotiating in good faith with 4Front to enable 4Front to make such adjustments to the terms and conditions of the Business Combination Agreement and the Business Combination as 4Front deems appropriate in its sole discretion and as would enable 4Front to proceed with the Business Combination and any related transactions on such adjusted terms. The Cannex Board will review promptly, diligently and in good faith any proposal by 4Front to amend the terms of the Business Combination in order to reasonably determine, in good faith in the exercise of its fiduciary duties, whether 4Front's proposal to amend the Business Combination would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Business Combination.

The Cannex Board shall promptly reaffirm and communicate its recommendation of the Cannex Component of the Business Combination by press release after: (a) any Acquisition Proposal which the Cannex Board reasonably determines not to be a Superior Proposal is publicly announced or made; or (b) the Cannex Board reasonably determines that a proposed amendment to the terms of the Business Combination would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and 4Front has so amended the terms of the Business Combination. 4Front and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are required by applicable Laws or the fiduciary duties of the Cannex Board, the form and content of such press release will be determined by Cannex, acting reasonably and upon the advice of legal counsel.

Nothing in the Business Combination Agreement shall prevent the Cannex Board from responding through a directors' circular or otherwise to the extent required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of 4Front having suffered a 4Front Material Adverse Effect. Further, nothing in the Business Combination Agreement shall prevent the Cannex Board from making any disclosure to the securityholders of Cannex to the extent the Cannex Board, acting in good faith and upon the written advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Cannex Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Cannex Board shall be permitted to make such disclosure, the Cannex Board shall not be permitted to make a Cannex Change in Recommendation for 4Front. 4Front and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are required by applicable Laws or the fiduciary duties of the Cannex Board, the form and content of such disclosure will be determined by Cannex, acting reasonably and upon the advice of outside legal counsel.

Cannex acknowledged and agreed that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the Business Combination Agreement.

Cannex agreed to ensure that the officers, directors and employees of Cannex and its Subsidiaries and any investment bankers or other advisors or representatives retained by Cannex and/or its Subsidiaries in connection with the transactions contemplated by the Business Combination Agreement are aware of the provisions of the Business Combination Agreement, and Cannex shall be responsible for any action or inaction that would constitute a breach of the Business Combination Agreement by such officers, directors, employees, investment bankers, advisors or representatives as if such Persons or entities were direct Parties thereto.

If Cannex provides 4Front with the notice of an Acquisition Proposal contemplated in the Business Combination Agreement on a date that is less than seven (7) calendar days prior to the Cannex Meeting, Cannex shall adjourn the Cannex Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice, provided, however, that the Cannex Meeting shall not be adjourned or postponed to a date later than the seventh (7th) Business Day prior to the Outside Date.

Indemnification

Cannex and 4Front agreed that all rights to indemnification, advancement of expenses and exculpation by either Cannex or 4Front which existed on the date of the Business Combination Agreement in favor of each Person who is now, or has been at any time prior to the date of the Business Combination Agreement or who becomes prior to the Effective Date an officer, director or manager of Cannex or 4Front or any of its Subsidiaries as provided in the constituent documents of such Cannex or 4Front or its applicable Subsidiary, in each case as in effect on the date of the Business Combination Agreement, or pursuant to any other Contract in effect on the date hereof and disclosed in the Schedules to the Business Combination Agreement, shall be assumed by the Resulting Issuer in the Business Combination, without further action, at the Effective Time and shall survive the Business Combination and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

Termination

The Business Combination Agreement may be terminated at any time prior to the Effective Date (notwithstanding the Nevada Holdco Shareholder Approval, the Cannex Securityholder approval, and/or approval by the Court, as applicable):

(i) by mutual written agreement of the Parties;

(ii) by Cannex or 4Front, if:

(A) the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Business Combination Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Business Combination Agreement has been a substantial cause of the failure of the Effective Time to occur by such Outside Date;

(B) after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the transactions contemplated in the Pre-Arrangement Agreements, the Continuance, or the Business Combination illegal or otherwise prohibited or enjoins Cannex or 4Front from consummating the transactions contemplated in the Pre-Arrangement Agreements, the Continuance, or the Business Combination and such applicable Law or enjoinment shall have become final and non-appealable;

(C) after the date hereof, upon any Governmental Entity having notified any Party in writing that it will not permit the transactions contemplated by Business Combination Agreement to proceed, in whole or in part;

(D) a failure to perform any covenant on the part of any Party set forth in Business Combination Agreement shall have occurred that would cause the conditions set forth for the benefit of Cannex not to be satisfied, and Cannex and 4Front or all of the Parties initiating such termination (x) shall have reasonably determined that such conditions are incapable of being satisfied by the Outside Date and (y) shall not then be in breach of Business Combination Agreement so as to cause any condition not to be satisfied;

(E) Cannex Securityholder approval shall not have been obtained at the Cannex Meeting in accordance with the Interim Order; or

(F) Nevada Holdco Shareholder Approval shall not have been obtained at the Nevada Holdco Meeting in accordance with the Interim Order.

The Business Combination Agreement shall be terminated by 4Front if:

(i) prior to the Effective Time: (1) the Cannex Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to 4Front, or fails to publicly reaffirm its recommendation of the Cannex Component of the Business Combination and the other transactions contemplated hereby to which Cannex is a party within three (3) calendar days (and in any case prior to the Cannex Meeting) after having been requested in writing by 4Front, to do so (a "Cannex Change in Recommendation for 4Front"); (2) the Cannex Board shall have approved or recommended any Acquisition Proposal; or (3) Cannex shall have breached the Cannex non-solicitation in any material respect;

(ii) a breach of any material representation or warranty of Cannex, BC Newco or Nevada Holdco, or failure to perform any covenant or agreement on the part of Cannex, BC Newco or Nevada Holdco, set forth in Business Combination Agreement shall have occurred that would cause the conditions set forth in the Business Combination Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by 4Front, and provided that 4Front is not then in breach of the Business Combination Agreement so as to cause any condition in to be satisfied;

(iii) 4Front has been notified in writing by Cannex of a Cannex Proposed Agreement and either: (i) 4Front does not deliver an amended Business Combination proposal within ten (10) Business Days of delivery of the Cannex Proposed Agreement to 4Front; or (ii) 4Front delivers amended Business Combination proposals but the Cannex Board reasonably determines following the conclusion of such ten (10) Business Day period, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Cannex Proposed Agreement continues to be a Superior Proposal in comparison to the amended Business Combination terms offered by 4Front;

(iv) it shall have notified the other Parties that it wishes to enter into a binding written agreement with respect to a Superior Proposal, and provided that no termination shall be effective unless and until 4Front shall have paid to Cannex the amount required to be paid;

(v) there shall have occurred a Cannex Material Adverse Effect;

(vi) a Party has received notice of the existence of Cannex Dissenting Shareholders and/or Nevada Holdco Dissenting Shareholders who would hold more than 5% of the equity of the Resulting Issuer on an as-converted basis;

(vii) the Cannex Shares have been suspended from trading for longer than 30 days; or

(viii) the Cannex Shares have been de-listed from the CSE.

The Business Combination Agreement shall be terminated by Cannex if:

(i) prior to the Effective Time: (1) the Nevada Holdco Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Cannex, or fails to publicly reaffirm its recommendation of the Business Combination and the other transactions contemplated hereby to which Nevada Holdco is a party within three (3) calendar days (and in any case prior to the Nevada Holdco Meeting) after having been requested in writing by Cannex, to do so (a "4Front Change in Recommendation for Cannex"); (2) the 4Front Board shall have approved or recommended any Acquisition Proposal; or (3) 4Front shall have breached the 4Front non-solicitation in any material respect;

(ii) a breach of any representation or warranty of 4Front, BC Newco or Nevada Holdco, or failure to perform any covenant or agreement on the part of 4Front, BC Newco or Nevada Holdco, set forth in the Business Combination Agreement shall have occurred that would cause the conditions not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by 4Front, and provided that 4Front is not then in breach of the Business Combination Agreement so as to cause any condition not to be satisfied;

(iii) Cannex has been notified in writing by 4Front of a 4Front Proposed Agreement in, and either: (i) Cannex, does not deliver an amended Business Combination proposal within ten (10) Business Days of delivery of the 4Front Proposed Agreement to Cannex; or (ii) Cannex, delivers amended Business Combination proposals but the 4Front Board reasonably determines following the conclusion of such ten (10) Business Day period, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the 4Front Proposed Agreement continues to be a Superior Proposal in comparison to the amended Business Combination terms offered by Cannex;

(iv) it shall have notified the other Parties that it wishes to enter into a binding written agreement with respect to a Superior Proposal, provided that no termination shall be effective unless and until Cannex shall have paid to 4Front the amount required to be paid;

(v) there shall have occurred a 4Front Material Adverse Effect; or

(vi) a Party has received notice of the existence of Cannex Dissenting Shareholders and/or Nevada Holdco Dissenting Shareholders who would hold more than 5% of the equity of the Resulting Issuer on an as-converted basis.

If either 4Front or Cannex wish to terminate the Business Combination Agreement pursuant to the terms of the Business Combination Agreement, it shall give notice of such termination to the other Party, specifying in reasonable detail the basis for the exercise of its termination right.

Termination Fee

For the purposes of this Agreement, "Cannex Termination Fee Event" means the termination of the Business Combination Agreement:

(i) by 4Front, if prior to the Effective Time the Cannex Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to 4Front, or fails to publicly reaffirm its recommendation of the Cannex Component of the Business Combination and the other transactions contemplated hereby to which Cannex is a party within three (3) calendar days (and in any case prior to the Cannex Meeting) after having been requested in writing by 4Front, to do so; (2) the Cannex Board shall have approved or recommended any Acquisition Proposal; or (3) Cannex shall have breached the Cannex non-solicitation covenant in any material respect; or

(ii) by 4Front, if 4Front has been notified in writing by Cannex of a Cannex Proposed Agreement and either: (i) 4Front does not deliver an amended Business Combination proposal within ten (10) Business Days of delivery of the Cannex Proposed Agreement to 4Front; or (ii) 4Front delivers amended Business Combination proposals but the Cannex Board reasonably determines following the conclusion of such ten (10) Business Day period, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Cannex Proposed Agreement continues to be a Superior Proposal in comparison to the amended Business Combination terms offered by 4Front, in either case, prior to the Cannex Meeting; or

(iii) by Cannex, if it has notified the other Parties that it wishes to enter into a binding written agreement with respect to a Superior Proposal, provided that no termination shall be effective unless and until Cannex shall have paid to 4Front the amount required to be paid.

If a Cannex Termination Fee Event occurs, Cannex shall pay the Termination Fee to 4Front (or as directed by 4Front), by wire transfer of immediately available funds, prior to or simultaneously with the termination of the Business Combination Agreement.

For the purposes of the Business Combination Agreement, "4Front Termination Fee Event" means the termination of the Business Combination Agreement:

(i) by Cannex if prior to the Effective Time: (1) the Nevada Holdco Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Cannex, or fails to publicly reaffirm its recommendation of the Business Combination and the other transactions contemplated hereby to which Nevada Holdco is a party within three (3) calendar days (and in any case prior to the Nevada Holdco Meeting) after having been requested in writing by Cannex, to do so; (2) the 4Front Board shall have approved or recommended any Acquisition Proposal; or (3) 4Front shall have breached the 4Front non-solicitation in any material respect; or

(ii) by Cannex if Cannex has been notified in writing by 4Front of a 4Front Proposed Agreement in, and either: (i) Cannex, does not deliver an amended Business Combination proposal within ten (10) Business Days of delivery of the 4Front Proposed Agreement to Cannex; or (ii) Cannex, delivers amended Business Combination proposals but the 4Front Board reasonably determines following the conclusion of such ten (10) Business Day period, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the 4Front Proposed Agreement continues to be a Superior Proposal in comparison to the amended Business Combination terms offered by Cannex, in either case, prior to the Nevada Holdco Meeting; or

(iii) by 4Front if a failure to perform any covenant on the part of any Party set forth in Business Combination Agreement shall have occurred that would cause the conditions set forth for the benefit of Cannex not to be satisfied, and (II) the Transacting Party or Parties initiating such termination (x) shall have reasonably determined that such conditions are incapable of being satisfied by the Outside Date and (y) shall not then be in breach of the Business Combination Agreement so as to cause any condition not to be satisfied.

If a 4Front Termination Fee Event occurs, 4Front shall pay the Termination Fee to Cannex by wire transfer of immediately available funds prior to or simultaneously with the termination of the Business Combination Agreement.

DISSENT RIGHTS OF CANNEX SHAREHOLDERS

Registered Cannex Shareholders who wish to dissent should take note that strict compliance with the dissent procedures under the BCBCA is required.

Dissenting to the Cannex Component of the Business Combination

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by an Dissenting Cannex Shareholder who seeks payment of the fair value of its Cannex Shares and is qualified in its entirety by the reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix G, as modified by the Plan of Arrangement, which is attached to this Circular as Appendix C, the Interim Order, which is attached to this Circular as Appendix E, and the Final Order. A Dissenting Cannex Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Cannex Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Arrangement Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order and the Plan of Arrangement, each Registered Cannex Shareholder may exercise Dissent Rights under Sections 238 to 247 of the BCBCA as modified by the Plan of Arrangement, the Interim Order, and the Final Order, in respect of the Business Combination. Each Dissenting Cannex Shareholder is entitled to be paid the fair value (determined as of the close of business on the last Business Day before the Cannex Component of the Business Combination Resolution was adopted at the Meeting) of all, but not less than all, of the holder's Cannex Shares, provided that the holder duly dissents to the Cannex Component of the Business Combination Resolution becomes effective.

A Non-Registered Holder who wishes to dissent with respect to its Cannex Shares should be aware that only Registered Cannex Shareholders are entitled to exercise Dissent Rights. A Registered Cannex Shareholder such as an intermediary who holds Cannex Shares as nominee for Non-Registered Holders, some of whom wish to dissent, shall exercise Dissent Rights on behalf of such Non-Registered Holders with respect to the Cannex Shares held for such Non-Registered Holders.

Pursuant to Section 238 of the BCBCA, the Interim Order and the Plan of Arrangement, every Registered Cannex Shareholder who dissents from the Cannex Component of the Business Combination Resolution in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by Cannex the fair value of the Cannex Shares held by such Dissenting Cannex Shareholder determined as at the point in time immediately before the passing of the Cannex Component of the Business Combination Resolution.

With respect to Cannex Shares in connection to the Business Combination, a Registered Cannex Shareholder may exercise rights of dissent under Section 237 to Section 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order; provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written Notice of Dissent to the Cannex Component of the Business Combination Resolution must be received from Cannex Shareholders who wish to dissent by Cannex at Attn: James Munro, Royal Centre Suite 1500 1055 West Georgia Street, PO Box 11117 Vancouver, British Columbia, Canada V6E 4N7, not later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Any failure by a Cannex Shareholder to fully comply may result in the loss of that holder's Dissent Rights. Beneficial Cannex Shareholders who wish to exercise Dissent Rights must arrange for the Registered Cannex Shareholder holding their Cannex Shares to deliver such Notice of Dissent.

To exercise Dissent Rights, a Cannex Shareholder must dissent with respect to all Cannex Shares of which it is the beneficial owner. A Registered Cannex Shareholder who wishes to dissent must deliver the Notice of Dissent to Cannex as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Cannex Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder's Dissent Rights. Beneficial Cannex Shareholders who wish to exercise Dissent Rights must cause the Registered Cannex Shareholder holding their Cannex Shares to deliver the Notice of Dissent.

To exercise Dissent Rights, a Registered Cannex Shareholder must prepare a separate Notice of Dissent for him, her or itself, if dissenting on his, her or its own behalf, and one for each other beneficial Cannex Shareholder who beneficially owns Cannex Shares registered in such Registered Cannex Shareholder's name and on whose behalf such Registered Cannex Shareholder intends to exercise rights to dissent; and, if dissenting on its own behalf, must dissent with respect to all of the Cannex Shares registered in his, her or its name or if dissenting on behalf of a beneficial Cannex Shareholder, with respect to all of the Cannex Shares registered in his, her or its name and beneficially owned by such beneficial Cannex Shareholder. The Notice of Dissent must set out the number, and the class and series, as applicable, of Cannex Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Cannex Shares constitute all of the Cannex Shares of which the Cannex Shareholder is the registered and beneficial owner and the Cannex Shareholder owns no other Cannex Shares beneficially, a statement to that effect; (b) if such Cannex Shares constitute all of the Cannex Shares of which the Cannex Shareholder is both the registered and beneficial owner, but the Cannex Shareholder owns additional Cannex Shares beneficially, a statement to that effect and the names of the Registered Cannex Shareholders of those other Cannex Shares, the number of Cannex Shares held by each such Registered Cannex Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Cannex Shares; and (c) if the Dissent Rights are being exercised by a Registered Cannex Shareholder who is not the beneficial owner of such Cannex Shares, a statement to that effect and the name and address of the beneficial Cannex Shareholder and a statement that the Registered Cannex Shareholder is dissenting with respect to all Cannex Shares of the beneficial Cannex Shareholder registered in such Registered Cannex Shareholder's name.

If the Cannex Component of the Business Combination Resolution is approved, and Cannex notifies a Registered Cannex Shareholder of Cannex's intention to act upon the authority of the Cannex Component of the Business Combination Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Cannex Shareholder must, if such Cannex Shareholder wishes to proceed with the dissent, within one month after the date of such notice, send to Cannex or its transfer agent a written statements that such holder requires the Company to purchase of all of the Notice Shares. Such written statement must be accompanied by the certificate(s) or DRS Statement(s) representing such Notice Shares, and, if the dissent is being exercised by the Cannex Shareholder on behalf of a beneficial Cannex Shareholder who is not such Registered Cannex Shareholder, a written statement that: (i) is signed by the beneficial Cannex Shareholder on whose behalf dissent is being exercised; and (ii) sets out whether or not the such beneficial Cannex Shareholders is the beneficial owner of other Cannex Shares of the company and, if so, sets out: (A) the names of the registered owners of those other shares, (B) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and (C) that dissent is being exercised in respect of all of those other shares, all in accordance with Section 244 of the BCBCA.

Subsequently, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Cannex Shareholder becomes a Dissenting Cannex Shareholder, and is deemed to have sold and Cannex is deemed to have purchased the Notice Shares. Such Dissenting Cannex Shareholder may not vote, or exercise or assert any rights of a Cannex Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

Dissenting Cannex Shareholders who duly exercise Dissent Rights and who are ultimately:

(a) determined to be entitled to be paid fair value for their Notice Shares by Cannex (which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Effective Date), shall be deemed to have irrevocably transferred such Notice Shares to Cannex in exchange for the right to be paid fair value for such Notice Shares, for cancellation immediately prior to the Effective Time by Cannex and Cannex shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Notice Shares from an escrow fund established for such purpose; or

(b) not entitled to be paid fair value for their Notice Shares by Cannex, for any reason, shall be deemed to have participated in the Business Combination on the same basis as a registered holder of a Cannex Share that has not exercised the Dissent Rights.

In no circumstances shall the Resulting Issuer, Nevada Holdco, Cannex, or any other person be required to recognize such Dissenting Cannex Shareholders as Cannex Shareholders after cancellation of the Notice Shares, which cancellation is to occur at the Effective Time, and each such Person who has exercised Cannex Dissent Rights will cease to be entitled to the rights of the registered holders of Cannex Shares in respect of the Notice Shares and the central securities registers of Cannex will be amended to reflect that such former holder is no longer the holder of such Notice Shares as and from the Effective Time.

The delivery of a Notice of Dissent, as discussed above, does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Cannex Component of the Business Combination Resolution; however, a Dissenting Cannex Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Cannex Shares if the Dissenting Cannex Shareholder votes in favour of the Cannex Component of the Business Combination Resolution. A vote against the Cannex Component of the Business Combination Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

The Dissenting Cannex Shareholder and Cannex may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Notice Shares, Cannex must then promptly pay that amount to the Dissenting Cannex Shareholder.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Cannex Shareholder if, before full payment is made for the Notice Shares, the Business Combination in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Cannex Component of the Business Combination Resolution, or the Dissenting Cannex Shareholder withdraws the Notice of Dissent with Cannex's written consent. If any of these events occur, Cannex must return the share certificates or DRS Advices representing the Cannex Shares to the Dissenting Cannex Shareholder and the Dissenting Cannex Shareholder regains the ability to vote and exercise its rights as a Cannex Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Cannex Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and the Final Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial Cannex Shareholders registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights, should be aware that only the registered owner of such Cannex Shares is entitled to dissent.

Cannex suggests that any Cannex Shareholder wishing to avail himself or herself of Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order, the Final Order and the Plan of Arrangement may prejudice the availability of Dissent Rights. Dissenting Cannex Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

If a Dissenting Cannex Shareholder fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, Cannex will return to the Dissenting Cannex Shareholder the certificate(s) and/or DRS Statement(s) representing the Notice Shares that were delivered to Cannex, if any, and if the Business Combination is completed, that Dissenting Cannex Shareholder will be deemed to have participated in the Business Combination on the same terms as a Cannex Shareholder who has not exercised Dissent Rights.

If a Dissenting Cannex Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Business Combination is not completed, Cannex will return to the Dissenting Cannex Shareholder the certificate(s) and/or DRS Statement(s) delivered to Cannex by the Dissenting Cannex Shareholder, if any.

If, as of the Effective Date, the aggregate number of Cannex Shares in respect of which Cannex Shareholders have duly and validly exercised Dissent Rights exceeds 5% of the Cannex Shares then outstanding, 4Front is entitled, in its discretion, to not complete the Business Combination. See "The Business Combination - The Business Combination Agreement - Conditions to the Business Combination Becoming Effective".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Cannex Shareholder who, for purposes of the Tax Act, holds Cannex Shares, and will hold Resulting Issuer Shares acquired pursuant to the Cannex Component of the Business Combination, as capital property, deals at arm's length with each of Cannex, 4Front, the Resulting Issuer and each of their respective affiliates and is not affiliated with Cannex, 4Front, the Resulting Issuer and each of their respective affiliates and who disposes of Cannex Shares pursuant to the Cannex Component of the Business Combination. Cannex Shares and Resulting Issuer Shares generally will be considered to be capital property to a Cannex Shareholder for purposes of the Tax Act unless the Cannex Shareholder holds such shares in the course of carrying on a business of buying and selling securities or the Cannex Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force on the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the CRA. The summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary does not apply to a Cannex Shareholder (i) that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) an interest in which would be, or whose Cannex Shares are, a "tax shelter" or a "tax shelter investment", each as defined in the Tax Act, (iv) that has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency, (v) that is exempt from taxation under Part I of the ITA, (vi) that is a corporation resident in Canada that is, or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the Cannex Component of the Business Combination, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act, (vii) in respect of whom the Resulting Issuer is or will be a "foreign affiliate" as defined in the Tax Act, or (viii) that holds Cannex Shares or will hold Resulting Issuer Shares as part of a "dividend rental arrangement" within the meaning of the Tax Act. This summary also does not apply to a Cannex Shareholder who has entered into or will enter into a "derivative forward agreement" or "synthetic disposition arrangement" (as those terms are defined in the Tax Act) with respect to Cannex Shares or the Resulting Issuer Shares.  Finally, this summary does not apply to a Cannex Shareholder where, immediately after the exchange, such Cannex Shareholder, or persons with whom such Cannex Shareholder does not deal at arm's length for purposes of the Tax Act, or such Cannex Shareholder together with such persons, either controls the Resulting Issuer or beneficially owns shares of the capital stock of the Resulting Issuer having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of the Resulting Issuer.  Such Holders should consult their own tax advisors having regard to their particular circumstances.

In addition, this summary does not address the tax considerations relevant to Cannex Shareholders who acquired their shares on the exercise of an employee stock option or pursuant to any other employee compensation plan. Such Cannex Shareholders should consult their own tax advisors. This summary also does not apply to a Cannex Optionholder, Cannex Warrantholder or Cannex Noteholder.

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Cannex Shares or Resulting Issuer Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA. The amount of income, capital gains, losses and capital losses may be affected by changes in foreign currency exchange rates.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Cannex Shareholder. Accordingly, Cannex Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Shareholders Resident in Canada

The following portion of this summary is applicable to Resident Shareholders. In circumstances where Cannex Shares and Resulting Issuer Shares may not otherwise constitute capital property to a particular Resident Shareholder, such holder may be entitled to elect that such shares be deemed to be capital property by making an irrevocable election under subsection 39(4) of the Tax Act to deem every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in each subsequent taxation year to be capital property. Resident Shareholders contemplating such an election should first consult their own tax advisors.

Exchange of Resulting Issuer Shares for Cannex Shares

A Resident Shareholder, other than a Dissenting Resident Shareholder, who receives Resulting Issuer Shares in exchange for Cannex Shares pursuant to the Cannex Component of the Business Combination will be deemed not to realize any capital gain (or capital loss) as a result of the exchange pursuant to section 85.1 of the Tax Act, unless such Cannex Shares are "taxable Canadian property" and such Resident Shareholder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. Such Resident Shareholder will be deemed to dispose of its Cannex Shares for proceeds of disposition equal to the adjusted cost base of such Cannex Shares immediately before the Cannex Component of the Business Combination and to have acquired the Resulting Issuer Shares at an aggregate cost equal to such proceeds of disposition.

A Resident Shareholder who exchanges Cannex Shares for Resulting Issuer Shares pursuant to the Cannex Component of the Business Combination and who chooses to recognize the full amount of the capital gain (or capital loss) in respect of the exchange may do so by including the amount of such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Resulting Issuer Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Cannex Shares to the Resident Shareholder, determined immediately before such exchange, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below. The cost of the Resulting Issuer Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances.

For the purpose of determining at any time the adjusted cost base of Resulting Issuer Shares of a particular class acquired by a Resident Shareholder on the Cannex Component of the Business Combination, the cost of such shares must be averaged with the adjusted cost base to the Resident Shareholder of all other Resulting Issuer Shares of such class held by the Resident Shareholder as capital property at that time.

Dividends on Resulting Issuer Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Shareholder's Resulting Issuer Shares, and, except in the case of certain trusts, will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by the Resulting Issuer as "eligible dividends", as defined in the Tax Act.  A dividend payor's ability to make such designations may be limited under the Tax Act, and none of Parties or the Resulting Issuer has made any commitments in this regard.

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Shareholder's Resulting Issuer Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Shareholder that is a corporation as proceeds of a disposition or a capital gain. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a special tax (refundable under certain circumstances) on any dividend that it receives or is deemed to receive on Resulting Issuer Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Disposition of Resulting Issuer Shares

A Resident Shareholder that disposes or is deemed to dispose of a Resulting Issuer Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Resulting Issuer Share exceeds (or is less than) the aggregate of the Resident Shareholder's adjusted cost base of such Resulting Issuer Share (determined immediately before the disposition) and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. A Resident Shareholder must deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

Where a Resident Shareholder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any Resulting Issuer Share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Resulting Issuer Shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

A Resident Shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional tax (refundable under certain circumstances) on certain investment income, which includes taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Dissenting Cannex Shareholders

A Resident Shareholder who is a Dissenting Cannex Shareholder (a "Dissenting Resident Shareholder") who, consequent upon the exercise of Dissent Rights, disposes of Cannex Shares in consideration for a cash payment from Cannex will be deemed to have received a dividend from Cannex equal to the amount by which the cash payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) of the Dissenting Resident Shareholder's Cannex Shares.  The balance of the payment (equal to the paid-up capital of the Dissenting Resident Shareholder's Cannex Shares) will be treated as proceeds of disposition.  The Dissenting Resident Shareholder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Shareholder's Cannex Shares. In certain circumstances, the full payment received by a Dissenting Resident Shareholder that is a corporation resident in Canada may be treated under the Tax Act as proceeds of disposition.

Any deemed dividend received by a Dissenting Resident Shareholder and any capital gain or capital loss realized by the Dissenting Resident Shareholder, will be treated in the same manner as described under the headings "Dividends on Resulting Issuer Shares" and "Taxation of Capital Gains and Capital Losses" above, respectively.

Any interest awarded to a Dissenting Resident Shareholder will be included in the Dissenting Resident Shareholder's income. Dissenting Resident Shareholders should consult their own tax advisors with respect to the tax implications to them of the exercise of their right of dissent.

Non-Residents of Canada

This part of the summary is only applicable to a Cannex Shareholder, who, for purposes of the Tax Act and any applicable income tax treaty, has not been and will not be resident or deemed to be resident in Canada at any time while it has held or will hold Cannex Shares or Resulting Issuer Shares and who does not use or hold, will not use or hold and is not and will not be, deemed to use or hold such Cannex Shares or Resulting Issuer Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Exchange of Cannex Shares for Resulting Issuer Shares Pursuant to the Cannex Component of the Business Combination

A Non-Resident Shareholder, other than a Non-Resident Shareholder who exercises its Dissent Rights, who receives Resulting Issuer Shares in exchange for Cannex Shares pursuant to the Cannex Component of the Business Combination will be deemed not to realize any capital gain (or capital loss) as a result of the exchange pursuant to section 85.1 of the Tax Act, unless such Non-Resident Shareholder chooses to recognize a capital gain (or capital loss) on its return of income for the year. Such Non-Resident Shareholder will be deemed to dispose of its Cannex Shares for proceeds of disposition equal to the adjusted cost base of such Cannex Shares immediately before the Cannex Component of the Business Combination and to have acquired the Resulting Issuer Shares at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of Resulting Issuer Shares of a particular class acquired by a Non-Resident Shareholder pursuant to the Cannex Component of the Business Combination, the cost of such shares must be averaged with the adjusted cost base to the Non-Resident Shareholder of all other Resulting Issuer Shares of such class held by the Non-Resident Shareholder as capital property at that time.

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on an exchange or disposition of Cannex Shares unless the Cannex Shares constitute "taxable Canadian property" and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.  For a description of the definition of "taxable Canadian property", see "Disposition of Resulting Issuer Shares" below.

In the event the Cannex Shares are taxable Canadian property to a Non-Resident Shareholder and the Non-Resident Shareholder chooses to recognize a capital gain (or capital loss) as described in the preceding paragraphs and such Non-Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described above under "Certain Canadian Federal Income Tax Considerations -- Residents of Canada -- Disposition Resulting Issuer Shares" will generally apply. Non-Resident Shareholders who dispose of Cannex Shares that are "taxable Canadian property" (as defined in the Tax Act) should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances.

Disposition of Resulting Issuer Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the disposition of Resulting Issuer Shares, unless the Resulting Issuer Shares constitute "taxable Canadian property" of the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the Cannex Shares and Resulting Issuer Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at the time of a disposition of such shares provided that the shares (i) are listed on a "designated stock exchange" (which currently includes the CSE) for purposes of the Tax Act at that time, and (ii) either (A) at no time during the 60-month period immediately preceding the disposition of the shares were 25% or more of the issued shares of any class or series of the capital stock of the applicable corporation owned by either the Non-Resident Shareholder, by persons with whom the Non-Resident Shareholder did not deal at arm's length, by partnerships in which the Non-Resident Shareholder or any such non-arm's length person holds a membership interest (either directly or through one or more partnerships) or by the Non-Resident Shareholder together with all such persons, or (B) at no time during the 60-month period did the shares of the applicable corporation derive more than 50% of their fair market value from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

If the Cannex Shares are "taxable Canadian property" to a Non-Resident Shareholder, the Resulting Issuer Shares received by such holder therefor pursuant to the Cannex Component of the Business Combination will generally be deemed to be taxable Canadian property to such holder. In certain other circumstances, a Non-Resident Shareholder's shares may also be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Shareholders should consult with their own tax advisors as to whether the Cannex Shares or Resulting Issuer Shares constitute taxable Canadian property having regards to their particular circumstances.

Even if any of the Cannex Shares or Resulting Issuer Shares are taxable Canadian property to a Non-Resident Shareholder at a particular time such holder may be exempt from tax by virtue of an income tax treaty or convention to which Canada is a signatory.

In the event the Resulting Issuer Shares are taxable Canadian property to a Non-Resident Shareholder at the time of disposition and such Non-Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described above under "Certain Canadian Federal Income Tax Considerations -- Residents of Canada -- Disposition Resulting Issuer Shares" will generally apply.

Dividends on Resulting Issuer Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Shareholder's Resulting Issuer Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who is a Dissenting Cannex Shareholder (a "Dissenting Non-Resident Shareholder") who, consequent upon the exercise of Dissent Rights, disposes of Cannex Shares in consideration for a cash payment from Cannex will be deemed to have received a dividend from Cannex equal to the amount by which the cash payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) of the Dissenting Non-Resident Shareholder's Cannex Shares.  The balance of the payment (equal to the paid-up capital of the Dissenting Non-Resident Shareholder's Cannex Shares) will be treated as proceeds of disposition.  The Dissenting Non-Resident Shareholder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Non-Resident Shareholder's Cannex Shares.

Any deemed dividend received by a Dissenting Non-Resident Shareholder and any capital gain or capital loss realized by the Dissenting Non-Resident Shareholder, will be treated in the same manner as described under the headings "Dividends on Resulting Issuer Shares" and "Disposition of Resulting Issuer Shares" above, respectively.

Interest (if any) awarded by a court to a Dissenting Non-Resident Shareholder generally should not be subject to withholding tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

The Resulting Issuer Shares to be issued pursuant to the Cannex Component of the Business Combination would, at a particular time, be "qualified investments" under the Tax Act for Registered Plans, provided, at that time, the Resulting Issuer Subordinate Voting Shares are listed on a designated stock exchange in Canada (which currently includes the CSE), such that the Resulting Issuer would be a "public corporation" for purposes of the Tax Act. If the Resulting Issuer Subordinate Voting Shares are not listed on a designated stock exchange at the time they are issued pursuant to the Cannex Component of the Business Combination, but such shares become listed on a designated stock exchange in Canada before the due date for the Resulting Issuer's first income tax return and the Resulting Issuer makes the appropriate election under the Tax Act in that return or the Resulting Issuer elects to be a "public corporation" as defined in the Tax Act, the Resulting Issuer Shares will be considered qualified investments for Registered Plans from the date of issuance.

Notwithstanding the foregoing, a holder of Resulting Issuer Shares will be subject to a penalty tax if the Resulting Issuer Shares are held in a RRSP, RRIF, TFSA, RDSP or RESP and are a "prohibited investment" for such RRSP, RRIF, TFSA, RDSP or RESP under the Tax Act. The Resulting Issuer Shares will not be a prohibited investment for a RRSP, RRIF, TFSA, RDSP or RESP, as the case may be, held by a particular holder, subscribed or annuitant provided the holder, subscribed or annuitant, as the case may be, deals at arm's length with the Resulting Issuer for the purposes of the Tax Act, and does not have a "significant interest" (as defined in the Tax Act) in the Resulting Issuer. Resulting Issuer Shares will generally not be a prohibited investment if the Resulting Issuer Shares are "excluded property" as defined in the Tax Act. Shareholders should consult their own tax advisors as to whether Resulting Issuer Shares will be a prohibited investment in their particular circumstances, including with respect to whether the Resulting Issuer Shares would be "excluded property".

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relating to the Cannex Component of the Business Combination and to the receipt of Resulting Issuer Shares by U.S. Holders (as defined below) pursuant to the Cannex Component of the Business Combination and to the ownership and disposition of such Resulting Issuer Shares by such U.S. Holders following the Cannex Component of the Business Combination, and the ownership and disposition of such Resulting Issuer Shares by Non U.S. Holders (as defined below). This discussion applies only to holders that hold Cannex Shares or Resulting Issuer Shares, as applicable, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address any tax considerations applicable to a holder of options, warrants, or any other right to acquire Cannex Shares (or, post-transaction, Resulting Issuer Shares), including without limitation, the Cannex Options, Cannex Warrants and Cannex Notes. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. This discussion also assumes that the Business Combination is carried out as described in this Circular.

The discussion does not constitute tax advice and does not address all of the U.S. federal income tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law including:

  banks, thrifts, mutual funds and other financial institutions;

  regulated investment companies and real estate investment trusts;

  traders in securities who elect to apply a mark-to-market method of accounting;

  broker-dealers;

  tax-exempt organizations and pension funds;

  insurance companies;

  dealers or brokers in securities or foreign currency;

  individual retirement and other deferred accounts;

  U.S. Holders whose functional currency is not the U.S. dollar;

  U.S. expatriates;

  except to the limited extent specifically described herein, U.S. Holders who own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Cannex (or who, following the Cannex Component of the Business Combination, will own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of the Resulting Issuer);

  Holders that are required to accelerate the recognition of any item of gross income with respect to Resulting Issuer Shares as a result of such income being recognized on an applicable financial statement;

  "passive foreign investment companies" or "controlled foreign corporations";

  persons liable for the alternative minimum tax;

  holders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

  partnerships or other pass-through entities; and

  holders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any non-income tax considerations or any non-U.S., state or local tax consequences. Except as discussed below, this discussion does not address tax filing and reporting requirements.

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Cannex Shares at the time of the Cannex Component of the Business Combination or, as the context may require, a beneficial owner of Resulting Issuer Shares received as a result of the Cannex Component of the Business Combination, that is:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other "pass-through" entity for U.S. federal income tax purposes, holds Cannex Shares at the time of the Cannex Component of the Business Combination or Resulting Issuer Shares after the Cannex Component of the Business Combination , the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and the partners (or other owners) in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of the Cannex Component of the Business Combination and the ownership and disposition of Resulting Issuer Shares after the Cannex Component of the Business Combination.

INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE CANNEX COMPONENT OF THE BUSINESS COMBINATION, THE RECEIPT, OWNERSHIP AND DISPOSITION OF RESULTING ISSUER SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

Tax Classification of the Resulting Issuer as a U.S. Domestic Corporation

Pursuant to Section 7874(b) of the Code and the U.S. Treasury Regulations promulgated thereunder, notwithstanding that the Resulting Issuer will be organized under the provisions of the BCBCA, solely for U.S. federal income tax purposes, it is anticipated that the Resulting Issuer will be classified as a U.S. domestic corporation.

The Resulting Issuer will be subject to a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Resulting Issuer being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Resulting Issuer that are not discussed in this summary.

Generally, the Resulting Issuer will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is "U.S. source" or "foreign source") and will be required to file a U.S. federal income tax return annually with the IRS. The Resulting Issuer anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Resulting Issuer as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Resulting Issuer in Canada. Accordingly, it is possible that the Resulting issuer will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Resulting Issuer Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that the Resulting Issuer will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Federal Tax Consequences to U.S. Holders

Receipt of Resulting Issuer Shares Pursuant to the Cannex Component of the Business Combination

The parties intend that the Business Combination Agreement be treated as a "plan of reorganization" under Section 368 of the Code, and that the various steps included  in the Cannex Component of the Business Combination are treated as a series of interdependent steps integrated into a single transaction qualifying as a tax deferred transaction(s) under Section 368 of the Code. Specifically, Cannex and 4Front intend that the Cannex Component of the Business Combination qualify as a reorganization (a "Reorganization") under Section 368(a)(1)(C) of the Code and that the Resulting Issuer will be treated as a U.S. domestic corporation under Section 7874 of the Code. Neither Cannex nor 4Front has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Cannex Component of the Business Combination. Accordingly, there can be no assurance that the IRS will not challenge the status of the Cannex Component of the Business Combination as a Reorganization or that the U.S. courts will uphold the status of the Cannex Component of the Business Combination as a Reorganization in the event of an IRS challenge. The tax consequences of the Cannex Component of the Business Combination qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Cannex Component of the Business Combination.

Subject to the discussion below under "- Effect of Code Section 367" and the discussion under "- Tax Consequences of the Cannex Component of the Business Combination if Cannex is Classified as a PFIC", and assuming the Cannex Component of the Business Combination qualifies as a Reorganization, then in general:

  a U.S. Holder will not recognize income, gain or loss upon the surrender of Cannex Shares and the receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination;

  the aggregate tax basis of Resulting Issuer Shares received by a U.S. Holder in the Cannex Component of the Business Combination will be the same as such U.S. Holder's aggregate tax basis in Cannex Shares surrendered in the Cannex Component of the Business Combination, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code, as discussed below; and
  the holding period of Resulting Issuer Shares received by a U.S. Holder pursuant to the Cannex Component of the Business Combination will include the holding period of the Cannex Shares held by such U.S. Holder.

If the Cannex Component of the Business Combination fails to qualify as a Reorganization, subject to the discussion below under "-  Tax Consequences of the Cannex Component of the Business Combination if Cannex is Classified as a PFIC", a U.S. Holder of Cannex Shares generally would be treated as if it had sold such shares in a taxable transaction. In such event, a U.S. Holder would recognize gain or loss equal to the difference between the U.S. Holder's adjusted basis in its Cannex Shares and the fair market value of the Resulting Issuer Shares received in exchange therefor, such U.S. Holder's aggregate basis in the Resulting Issuer Shares received would equal the fair market value of such shares at such time, and such U.S. Holder's holding period in such shares would begin the day after the Cannex Component of the Business Combination.

Effect of Code Section 367

Section 367 of the Code applies to certain non-recognition transactions involving non-U.S. corporations. When it applies, Section 367 of the Code has the effect of imposing U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will apply to the Cannex Component of the Business Combination under the circumstances discussed below, even if the Cannex Component of the Business Combination otherwise qualifies as a Reorganization.

A U.S. Holder who owns, actually or constructively, 10% or more of the voting power or value of all Cannex shares entitled to vote (a "10% Shareholder") will be required to recognize as a dividend the "all earnings and profits amount" attributable to such U.S. Holder's Cannex Shares, as determined under U.S. Treasury Regulations Section 1.367(b)-2(d). A 10% Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (participation exemption). In addition, if certain conditions under U.S. Treasury Regulations Section 1.367(b)-3T(b)(4) are met, a 10% Shareholder may be able to elect to recognize gain (but not loss) with respect to the receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination, rather than recognize as a dividend the "all earnings and profits amount" attributable to such U.S. Holder's Cannex Shares U.S. Holders should consult their own tax advisors regarding the consequences of the Cannex Component of the Business Combination to them under Sections 367 and 245A of the Code and the U.S. Treasury Regulations promulgated thereunder.

A U.S. Holder who is not a 10% Shareholder, but who beneficially owns (actually or constructively) Cannex Shares with a fair market value of $50,000 or more on the date of the Cannex Component of the Business Combination, generally will recognize gain (but not loss) with respect to the deemed receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination, unless such U.S. Holder makes the "Deemed Dividend Election" described below. In the absence of a Deemed Dividend Election, such gain recognized should be equal to the excess of the fair market value of the Resulting Issuer Shares received over the U.S. Holder's adjusted basis in the Cannex Shares surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the holder held the Cannex Shares for longer than one year. U.S. Holders who are individuals are eligible for preferential rates of taxation with respect to their long-term capital gains. A U.S. Holder making a Deemed Dividend Election must include in income as a dividend the "all earnings and profits amount" attributable to the Cannex Shares owned by such U.S. Holder. If a U.S. Holder makes the election, then the holder will not recognize any gain upon the surrender of Cannex Shares for Resulting Issuer Shares pursuant to the Cannex Component of the Business Combination provided the Cannex Component of the Business Combination otherwise qualifies as a Reorganization. For a U.S. Holder to make the Deemed Dividend Election, Cannex must provide the U.S. Holder with the "all earnings and profits amount" for such U.S. Holder, and the U.S. Holder must make the election and file certain notices with such holder's federal income tax return for the year in which the Cannex Component of the Business Combination occurs.

To facilitate the making of a Deemed Dividend Election by U.S. Holders, Cannex intends to provide each U.S. Holder eligible to make the Deemed Dividend Election with information regarding its earnings and profits upon written request. Based on its projected earnings and profits through the date of the Cannex Component of the Business Combination, Cannex does not expect its cumulative earnings and profits to be materially greater than zero through the date of the Cannex Component of the Business Combination. Assuming this expectation is correct, then a U.S. Holder who properly makes the Deemed Dividend Election and complies with the applicable notice requirements generally should not recognize a material amount of income under Section 367(b) of the Code. Thus, it is expected that the making of any Deemed Dividend Election to include the all earnings and profits amount in income as a dividend may be advantageous to a U.S. Holder who would otherwise recognize gain with respect to the surrender of Cannex Shares for Resulting Issuer Shares pursuant to the Cannex Component of the Business Combination. However, there can be no assurance that Cannex's cumulative earnings and profits through the date of the Cannex Component of the Business Combination will not be greater than expected, nor can there be any assurance that the IRS will agree with Cannex's calculation of its earnings and profits. If it were determined that Cannex had earnings and profits materially greater than zero through the date of the Cannex Component of the Business Combination, then a U.S. Holder making the Deemed Dividend Election could have a material all earnings and profits amount with respect to its Cannex Shares, and subject to the discussion in the above paragraph, such U.S. Holder would be required to include such amount in income as a deemed dividend as a result of the Business Combination. U.S. Holders should consult their own tax advisors regarding whether to make the Deemed Dividend Election, as well as the appropriate filing requirements with respect to such election.

A U.S. Holder who is not a 10% Shareholder and who owns Cannex Shares with a fair market value of less than $50,000 on the date of the Cannex Component of the Business Combination should not be required to recognize any gain under Section 367 of the Code in connection with the Cannex Component of the Business Combination, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences of the Cannex Component of the Business Combination if Cannex is Classified as a PFIC

A U.S. Holder of Cannex Shares could be subject to special, adverse tax rules in respect of the Cannex Component of the Business Combination if Cannex was classified as a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held Cannex Shares.

A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets either produce passive income (or produce no income) or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, "gross income" generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Based on current business plans and financial expectations, Cannex expects that it will not be classified as a PFIC during its current tax year. Cannex has made no determination regarding its PFIC status for prior tax years. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Cannex during the current tax year or any prior tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of Cannex with respect to Cannex's current tax year and prior tax years.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if Cannex is classified as a PFIC for any tax year during which a U.S. Holder holds Cannex Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability, unless the U.S. Holder makes a "deemed sale" election with respect to the Cannex Shares. If such "deemed sale" election is made, the U.S. Holder will be deemed to sell the Cannex Shares it holds at their fair market value on the last day of the last taxable year in which Cannex qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC "excess distribution" regime described below. After the deemed sale election, the U.S. Holder's Cannex Shares would not be treated as shares of a PFIC unless Cannex subsequently became a PFIC. U.S. Holders should consult with their own tax advisors regarding the availability and desirability of making a deemed sale election with respect to their Cannex Shares.

Under the default PFIC rules:

  the surrender of Cannex Shares and the receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination may be treated as a taxable transaction under proposed U.S. Treasury Regulations even if it qualifies as occurring pursuant to a Reorganization as discussed above;
  any gain on the surrender of Cannex Shares and the receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination and any "excess distribution" (defined as the excess of distributions with respect to the Cannex Shares in any tax year over 125% of the average annual distributions such U.S. Holder has received from Cannex during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Cannex Shares), will be allocated ratably over such U.S. Holder's holding period for the Cannex Shares;
  the amounts allocated to the current tax year and to any tax year prior to the first year in which Cannex was a PFIC will be taxed as ordinary income in the current year;
  the amounts allocated to each of the other tax years in such U.S. Holder's holding period for the Cannex Shares ("prior PFIC years") will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year;
  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by non-corporate U.S. Holders; and
  any loss realized would generally not be recognized.

A U.S. Holder that has made a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") or a timely and effective election to treat Cannex as a "qualified electing fund" (a "QEF" and such an election a "QEF Election") under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Cannex Component of the Business Combination.  A QEF Election will be treated as timely for purposes of avoiding the default PFIC rules discussed above only if it is made for the first year in the U.S. Holder's holding period for the Cannex Shares in which Cannex is a PFIC. Upon the written request of a U.S. Holder, Cannex will provide such holder with PFIC Annual Information Statements for the relevant tax periods. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election or Mark-to-Market Election. A shareholder of PFIC stock who does not make a timely QEF Election is referred to in this section of the summary as a "Non-Electing Shareholder."

Under proposed U.S. Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that is a PFIC for its taxable year that includes the day after the date of transfer. For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception." However, under such proposed U.S. Treasury Regulations, a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that is not a PFIC for its taxable year that includes the day after the date of transfer.

While Cannex expects that it will not be classified as a PFIC during its current tax year, based on current business plans and financial projections, and has made no determination regarding its PFIC status for prior tax years, the Resulting Issuer will not be classified as a PFIC for its current tax year.  Consequently, the "PFIC-for PFIC Exception" contained in the proposed U.S. Treasury Regulations will not apply. Therefore, if the foregoing rules contained in the proposed U.S. Treasury Regulations were finalized and made applicable to the Cannex Component of the Business Combination, a Non-Electing Shareholder would recognize gain (but not loss) on shares exchanged under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, regardless of whether the surrender of Cannex Shares and the receipt of Resulting Issuer Shares in the Cannex Component of the Business Combination is treated as made pursuant to a Reorganization. Under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, the amount of any such gain recognized by a Non-Electing Shareholder in connection with the Cannex Component of the Business Combination would be equal to the excess, if any, of (a) the fair market value (expressed in U.S. dollars) of the Resulting Issuer Shares received pursuant to the Cannex Component of the Business Combination, over (b) the adjusted tax basis (expressed in U.S. dollars) of such Non-Electing Shareholder in the Cannex Shares surrendered pursuant to the Cannex Component of the Business Combination. Such gain would be recognized on a share-by-share basis and would be taxable as ordinary income under the default PFIC rules, as described above.

The proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. Since the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. However, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Cannex Component of the Business Combination. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Cannex Component of the Business Combination qualify as a single integrated transaction treated as a Reorganization, the U.S. federal income tax consequences to a U.S. Holder may be generally as set forth above in the discussion  "-Receipt of Resulting Issuer Shares Pursuant to the Cannex Component of the Business Combination" however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Cannex Component of the Business Combination as a taxable exchange on some alternative basis. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Cannex Component of the Business Combination qualifies as a Reorganization.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Resulting Issuer Shares pursuant to the Cannex Component of the Business Combination and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Cannex Component of the Business Combination.

Dissenting U.S. Holders

A U.S. Holder who exercises the right to dissent from the Business Combination generally will recognize gain or loss upon the exchange of Cannex Shares for cash in an amount equal to the difference between (i) the cash received, other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income, and (ii) such holder's adjusted tax basis in Cannex Shares. Any gain recognized would be subject to the PFIC rules discussed above if Cannex was a PFIC during such U.S. Holder's holding period in its Cannex Shares. Subject to the PFIC rules, such gain or loss generally will be capital gain or loss and generally will be long-term capital gain if the holder held the Cannex Shares for longer than one year at the completion of the Business Combination. The taxation of dissenting holders is complex, and U.S. Holders contemplating the exercise of dissenters' rights should consult their own tax advisors as to the application of the foregoing rules with regard to their particular circumstances.

Ownership and Disposition of Resulting Issuer Shares

Distributions

Distributions of cash or property on Resulting Issuer Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from Resulting Issuer's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder meets certain holding period and other requirements. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a U.S. Holder's adjusted tax basis in its Resulting Issuer Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under "- Sale or Other Taxable Disposition" below.

Dividends received by corporate U.S. Holders may be eligible for a dividends received deduction, subject to certain restrictions relating to, among others, the corporate U.S. Holder's taxable income, holding period and debt financing.

Sale or Other Taxable Disposition

Upon the sale or other taxable disposition of Resulting Issuer Shares, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized by such U.S. Holder in connection with such sale or other taxable disposition, and (ii) such U.S. Holder's adjusted tax basis in such stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder's holding period respecting such Resulting Issuer Shares is more than twelve months. U.S. Holders who are individuals are eligible for preferential rates of taxation respecting their long-term capital gains. Deductions for capital losses are subject to limitations.

Foreign Tax Credit Limitations Applicable to Resulting Issuer Shares

Because it is anticipated that the Resulting Issuer will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Resulting Issuer Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer's U.S. federal income tax that the taxpayer's foreign source taxable income bears to the taxpayer's worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Resulting Issuer as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Resulting Issuer to be treated as U.S. source rather than foreign source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Resulting Issuer. Similarly, to the extent a sale or disposition of the Resulting Issuer Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Resulting Issuer Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder's Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding these rules.

Other Tax Matters

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Cannex Shares or Resulting Issuer Shares and net gains recognized on the disposition of the Cannex Shares or Resulting Issuer Shares (including in connection with an exchange made pursuant to the Cannex Component of the Business Combination). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Cannex Shares or Resulting Issuer Shares.

Foreign Tax Credits Applicable to the Cannex Component of the Business Combination

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Cannex Component of the Business Combination may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Subject to certain limitations, a credit will generally reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Resulting Issuer Shares, or on the sale, exchange or other taxable disposition of Resulting Issuer Shares, or any Canadian dollars received in connection with the Business Combination (including, but not limited to, by U.S. Holders exercising dissent rights under the Business Combination), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution or proceeds, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

U.S. Holders of Cannex Shares may be subject to information reporting and may be subject to backup withholding, currently at a 24% rate, on consideration received in exchange for Cannex Shares. Distributions on, or the proceeds from a sale or other disposition of, Resulting Issuer Shares paid within the U.S. also may be subject to information reporting and backup withholding.

Backup withholding will generally not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on an IRS Form W-9 (or substitute form); or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the U.S. Holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury Department guidance) who, during any taxable year, hold any interest in any "specified foreign financial asset" generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. "Specified foreign financial asset" generally includes any financial account maintained with a non-U.S. financial institution and may also include Cannex or Resulting Issuer Shares if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares

Definition of a Non U.S. Holder

For purposes of this discussion, a "Non U.S. Holder" is any beneficial owner of Resulting Issuer Shares after giving effect to the Cannex Component of the Business Combination that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions

Distributions of cash or property on the Resulting Issuer Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from Resulting Issuer's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non U.S. Holder's adjusted tax basis in its Resulting Issuer Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under "- Sale or Other Taxable Disposition" below.

Subject to the discussions under "- Information Reporting and Backup Withholding" and under "- FATCA" below, any dividend paid to a Non U.S. Holder of Resulting Issuer Shares that is not effectively connected with the Non U.S. Holder's conduct of a trade or business within the U.S. will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a Non U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such holder's eligibility for the reduced rate. If a Non U.S. Holder holds Resulting Issuer Shares through a financial institution or other agent acting on the Non U.S. Holder's behalf, the Non U.S. Holder will be required to provide appropriate documentation to such agent, and the Non U.S. Holder's agent will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A Non U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non U.S. Holder that are effectively connected with the Non U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the Non U.S. Holder were a U.S. person. In such case, the Resulting Issuer will not have to withhold U.S. federal tax so long as the Non U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non U.S. Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions under "- Information Reporting and Backup Withholding" and under "- FATCA" below, any gain realized on the sale or other disposition of Resulting Issuer Shares by a Non U.S. Holder generally will not be subject to U.S. federal income tax unless:

  the gain is effectively connected with the Non U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non U.S. Holder);

  the Non U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

  the rules of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") apply to treat the gain as effectively connected with a U.S. trade or business.

A Non U.S. Holder who has gain that is described in the first bullet point immediately above will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person. In addition, a corporate Non U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a "U.S. real property interest" ("USRPI"). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation (like Resulting Issuer Shares) assuming the U.S. corporation's interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation's (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation ("USRPHC"). The Resulting Issuer is not, and does not anticipate becoming, a USRPHC.

Information Reporting and Backup Withholding

With respect to distributions and dividends on Resulting Issuer Shares, the Resulting Issuer must report annually to the IRS and to each Non U.S. Holder the amount of distributions and dividends paid to such Non U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non U.S. Holder unless either (i) such Non U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non U.S. Holder otherwise establishes an exemption.

With respect to sales or other dispositions of Resulting Issuer Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Resulting Issuer Shares within the U.S. or conducted through certain U.S. related financial intermediaries, unless either (i) such Non U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of Resulting Issuer Shares, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non U.S. Holder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to the Foreign Account Tax Compliance Act ("FATCA") (Sections 1471 through 1474 of the Code) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition (including certain distributions treated as a sale or other disposition) of, Resulting Issuer Shares paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any "substantial United States owners" (as defined in the Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on Resulting Issuer Shares.

INFORMATION CONCERNING CANNEX

Cannex, through its wholly-owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors, and dispensaries in the United States, including: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil. Indoor lighting and packaging. Cannex has operations in Washington State and its head office is in Vancouver, British Columbia.

Cannex is a reporting issuer in British Columbia, Alberta and Ontario. Cannex's head and registered offices are each located at 1241 Alberni Street, Vancouver, British Columbia, Canada, V6E 4R4.

Trading Price and Volume Data

Cannex was formed by an arrangement under the laws of British Columbia on March 13, 2018 and were listed on CSE on March 14, 2018 under the symbol "CNNX". The following table sets forth the volume of trading and price ranges of the Cannex Shares on the CSE for each month since March 2018.

Period	High C$	Low C$	Volume
March 13 to 31, 2018	1.93	0.80	26,064,192
April 2018	1.40	0.80	10,175,020
May 2018	1.21	0.90	5,925,493
June 2018	1.09	0.85	3,664,339
July 2018	1.00	0.80	2,982,833
August 2018	1.02	0.81	3,819,607
September 2018	1.00	0.84	4,202,760
October 2018	0.90	0.50	6,372,280
November 2018	1.13	0.57	8,717,033
December 2018	1.04	0.70	2,628,487
January 2019	1.00	0.80	2,689,311
February 2019	1.75	0.94	8,229,071

The closing price of the Cannex Shares on the CSE on November 23, 2018, the last trading day preceding the announcement of the Business Combination, was Cdn$1.13.

Prior Purchases and Sales

Except as set forth below and excluding securities purchased or sold pursuant to the exercise of Cannex Options, Cannex Warrants, or Cannex Notes, Cannex has not purchased or sold Cannex Shares during the 12 months prior to date hereof.

Date of Issue	Class of Security	Number of Securities Issued	Price per Security	Total Issue Price
March 12, 2018	Cannex Common Shares	36,972,328(1)	C$1.00	$36,972,328
March 12, 2018	Cannex Common Shares	2,000,003(2)	C$1.00	$2,000,003
March 12, 2018	Cannex Class A Shares	96,521,734(3)	C$1.00	$96,521,734
March 12, 2018	Cannex Common Shares	48,219,872(4)	C$1.00	$48,219,872(4)
March 12, 2018	Cannex PP Warrants	2,893,192(9)	Nil(9)	N/A(9)
March 12, 2018	Cannex Options	11,650,000(10)	Nil(10)	N/A(10)
March 12, 2018	Cannex PP Warrants	24,109,936(4)	Nil(4)	N/A(4)
November 21, 2018	Cannex GG Warrants	7,000,000(6)	Nil(6)	N/A(6)
November 21, 2018	Cannex GG Warrants	4,511,278(7)	Nil(7)	N/A(7)
November 21, 2018	Cannex GG Warrants	2,010,050(8)	Nil(8)	N/A(8)
November 21, 2018	Cannex Notes	US$32,000,000(5)	US$0.83(5)	US$32,000,000(5)
October 5, 2018	Cannex Options	1,975,000(11)	Nil(11)	N/A(11)
February 1, 2019	Cannex Options	200,000(12)	Nil(12)	N/A(12)

Notes:

(1) Issued to certain shareholders of Cannex pursuant to the Cannex-Arco RTO Amalgamation.

(2) Issued to certain shareholders of Arco pursuant to the Cannex-Arco RTO Amalgamation.

(3) Issued to certain shareholders of Cannex USA pursuant to the Cannex-Arco RTO Amalgamation. Each Cannex Class A Share will be exchanged for Resulting Issuer Proportionate Voting Shares on a 1:1 basis.

(4) Issued upon conversion of the subscription receipts sold pursuant to the Cannex Private Placement. Each subscription receipt pursuant to the Cannex Private Placement was issued by Cannex at a price of $1.00 each and entitles the holder thereof to acquire, upon satisfaction of the Cannex Private Placement Escrow Conditions (satisfied March 13, 2018), one Cannex Common Share and one-half of one Cannex PP Warrant, with each such whole Cannex PP Warrant exercisable to purchase one Cannex Common Share for C$1.50 for a period of 24 months (subject to the warrant acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions.

(5) Principal amount of senior secured convertible note issued by Cannex in connection with Cannex Notes. On completion of the Business Combination, the Cannex Notes will be exchanged for Resulting Issuer Notes. If the conversion right under the Resulting Issuer Notes is exercised, then the securities issued will be Resulting Issuer Proportionate Voting Shares. The Resulting Issuer Notes are convertible into Resulting Issuer Proportionate Voting Shares at a conversion price of $0.83 per share pursuant to the conversion right.

(6) Exercisable to purchase one share at the warrant exercise price of US$1.00 for a period of 36 months from November 21, 2018. On completion of the Business Combination, each Cannex Warrant will be exchanged for Resulting Issuer GG Warrants. When exercised the securities issued will be Resulting Issuer Proportionate Voting Shares.

(7) Exercisable to purchase one share at the warrant exercise price of US$1.33 for a period of 36 months from November 21, 2018. On completion of the Business Combination, each Cannex Warrant will be exchanged for Resulting Issuer GG Warrants. When exercised the securities issued will be Resulting Issuer Proportionate Voting Shares.

(8) Exercisable to purchase one share at the warrant exercise price of US$1.99 for a period of 36 months from November 21, 2018. On completion of the Business Combination, each Cannex Warrant will be exchanged for Resulting Issuer GG Warrants. When exercised the securities issued will be Resulting Issuer Proportionate Voting Shares.

(9) Issued upon conversion of the subscription receipts sold pursuant to the Cannex Private Placement; exercisable for one Resulting Issuer Subordinate Voting Share at an exercise price of C$1.00 until March 13, 2020.

(10) Issued under the Cannex Option Plans. Includes 3,700,000 Cannex Class A Share Options exercisable into 3,700,000 Cannex Class A Shares. Upon completion of the Business Combination, such options will be exchanged for 46,250 Resulting Issuer Replacement Options for 46,250 Resulting Issuer Proportionate Voting Shares.

(11) Issued under the Cannex Option Plans. Expiry date is October 5, 2023.

(12) Issued under the Cannex Option Plans. Expiry date is February 1, 2024.

Securities Subject to Business Combination

Outstanding Securities

The following securities of Cannex are issued and outstanding: 87,192,204 Cannex Common Shares; 96,521,734 Cannex Class A Shares; 6,925,000 Cannex Common Share Options,  6,300,000 Cannex Class A Share Options; 13,521,328 Cannex GG Warrants - consisting of 7,000,000 warrants exercisable at a strike price of US$1.00, 4,511,278 warrants exercisable at a strike price of US$1.33, and 2,010,050 warrants exercisable at a strike price of US$1.99; 25,762,215 Cannex PP Warrants - consisting of 1,652,279 broker warrants exercisable at a strike price of $1.00 and 24,109,936 subscriber warrants exercisable at strike price of $1.50; and Cannex Notes in an aggregate principal amount of US$32,000,000.

Description of Cannex Shares

The holders of Cannex Common Shares are entitled to receive notice of and to attend and vote at all meetings of the Cannex Shareholders and each Cannex Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of Cannex. The holders of the Cannex Common Shares are entitled to receive such dividends in any financial year as the Cannex Board  may by resolution determine. In the event of the liquidation, dissolution or winding-up of Cannex, whether voluntary or involuntary, holders of Cannex Common Shares are entitled to share rateably, together with holders of Cannex Class A Shares, in such assets of Cannex as are available for distribution.

The holders of the Cannex Class A Shares are entitled to receive notice of and to attend all meetings of the shareholders or holders of Cannex Class A Shares and to one vote per Cannex Class A Share at any meeting of the shareholders of Cannex provided that the holders of Cannex Class A Shares will not be entitled to vote for the election or removal of the directors of Cannex. Such holders will be entitled to receive dividends as and when declared by the board if also paid to holders of Cannex Common Shares. In the event of the liquidation, dissolution or winding-up of Cannex, whether voluntary or involuntary, holders of Cannex Class A Shares are entitled to share rateably, together with holders of Cannex Common Shares, in such assets of Cannex as are available for distribution.

Description of Cannex Notes

The holders of the Cannex Notes are owed approximately $32,000,000 in aggregate principal amount, plus any accrued and unpaid interest. The Cannex Notes have a maturity date of three years from November 21, 2018. The Cannex Notes have a coupon of LIBOR plus 11% in year one, LIBOR plus 10% in year two, and LIBOR plus 9.5% in year three, with agreed voluntary prepayment rights after the first anniversary of November 21, 2018. The Cannex Notes are exchangeable into Cannex Class A Shares if exercised prior to October 31, 2019, and exercisable into Cannex Common Shares if exercised after October 31, 2019 at a conversion price of $1.10 per share, as applicable.

Description of Cannex Warrants

 The holders of the Cannex GG Warrants were issued in connection with the issuance of the Cannex Notes and include 7,000,000 warrants consist of a strike price of US$1.00, 4,511,278 warrants consist of a strike price of US$1.33, and 2,010,050 warrants exercisable consist of a strike price of US$1.99. The Cannex GG Warrants are exchangeable into Cannex Class A Shares if exercised prior to October 31, 2019, and exercisable into Cannex Common Shares if exercised after October 31, 2019 and contain an expiry date of November 21, 2021.

 The holder of the Cannex PP Warrants consist of 1,652,279 broker warrants exercisable at a strike price of $1.00 and 24,109,936 subscriber warrants exercisable at strike price of $1.50.  The Cannex PP Warrants are exchangeable into Cannex Class A Shares if exercised prior to October 31, 2019, and exercisable into Cannex Common Shares if exercised after October 31, 2019 and contain an expiry date of March 12, 2020.

Description of Cannex Options

 The Cannex Common Share Options are the options to purchase Cannex Common Shares issued pursuant to the stock option plan to purchase Cannex Common Shares approved by the Cannex Shareholders on January 30, 2018. The Cannex Class A Share Options are the options to purchase Cannex Class A Shares pursuant to the stock option plan to grant options to purchase Cannex Class A Shares approved by Cannex Shareholders on January 30, 2018.

Dividend Policy

Cannex has not paid any dividends on the Cannex Shares since its incorporation. Under the terms of the Business Combination Agreement, Cannex is not permitted to declare, set aside or pay dividends on the Cannex Shares except as permitted in certain circumstances. The Resulting Issuer will likely reinvest all future earnings to finance the development and growth of its business. As a result, it is not intended that the Resulting Issuer will pay dividends in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Resulting Issuer Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Resulting Issuer Board deems relevant. The Resulting Issuer will not be bound or limited in any way to pay dividends in the event that the Resulting Issuer Board determines that a dividend is in the best interest of its shareholders.

INFORMATION CONCERNING 4FRONT

4Front was formed as a Delaware limited liability company on August 29, 2016. On September 15, 2016, 4Front acquired assets from 4Front Ventures, Inc. ("4Front Ventures"), in exchange for the issuance to 4Front Ventures of 500,000 Class A Units of 4Front ("Class A Units") and the issuance of Class B Units of 4Front ("Class B Units") to the shareholders of 4Front Ventures. The assets acquired by 4Front from 4Front Ventures consisted of substantially all of the assets and liabilities of 4Front Ventures, including, without limitation, all of the equity membership interests of 4Front Advisors LLC an Arizona limited liability company ("Advisors"), Mission Partners USA, LLC a Delaware limited liability company ("Mission"), and Linchpin Investors, LLC a Delaware limited liability ("Linchpin").

Advisors was formed in 2011, has been in operation since its formation, has not operated at a profit or generated positive operating cash flow, and is fairly described as an early stage business enterprise. Mission was formed in 2016, has been in operation since its formation, has not operated at a profit or generated positive operating cash flow, and is fairly described as an early stage start-up business enterprise. Linchpin was formed in 2016, has been in operation since its formation, has not operated at a profit or generated positive operating cash flow, and is fairly described as an early stage start-up business enterprise.

4Front Overview

4Front is a retail and brand development company in the U.S. cannabis industry. It has developed a national platform that consists of a multi-state footprint, including its network of Mission-branded retail operations and associated production facilities, and a far-reaching network of relationships developed during its long history in the industry, beginning with its founding in 2011 as one of the first professional consulting firms in the sector.

4Front is led by a group of professionals who bring outside expertise from the fields of finance, real estate, manufacturing, branding and marketing, and multi-location retail and hospitality operations. It has invested heavily in assembling a team with the management skills and hands-on operating expertise to support the rapid growth opportunity being afforded by the increased state legalization of cannabis across certain states in the U.S., as well as internationally.

4Front's primary operating subsidiary is Mission, a company that owns, operates and manages medical cannabis dispensaries and adult-use retail stores. Mission owns the licenses or has management agreements or nominee agreements in place to operate 15 retail dispensaries and three cultivation/production facilities in four states, of which six such dispensaries and two cultivation/production facilities are currently operational. These operations are currently located in Illinois, Maryland, Massachusetts, Pennsylvania and Arizona. Most dispensaries operate under the Mission brand name, although Mission currently operates two dispensaries in Massachusetts under the Healthy Pharms, Inc. brand ("Healthy Pharm"), and a cultivation facility in Illinois called Illinois Grown Medicine. Mission expects to open an additional nine retail locations and one production facility by the end of 2019.

4Front continues to pursue new opportunities via applying for new state licenses and acquisitions. The company has an active M&A pipeline and is currently in negotiations with license-holders in markets such as Michigan and Nevada.

To date, 4Front has successfully closed strategic transactions that expand its operational footprint acquisitions, including:

  the acquisition of a dispensary and cultivation/production facility in Illinois;

  three licensing agreements that allow Mission to operate three dispensaries in Maryland;

  the acquisition of Healthy Pharms, a vertically integrated medical operator with a cultivation facility and two dispensaries in Massachusetts; and

  the acquisition of PHX Interactive, LLC, which manages the vertically-integrated license-holder, Greens Goddess Products Inc. ("Greens Goddess").

4Front has also invested substantial time and capital to develop a scalable retail model that includes best practices and standard operating procedures, which are fully digitized for training and continuing education purposes. 4Front's training and continuing education program is a key part of supporting 4Front's commitment to a customer-driven retail environment and rapid growth trajectory.

This is in part due to 4Front's roots as one of the first professional consulting firms in the medical cannabis industry. The company was founded by Josh Rosen and Kris Krane in 2011 as Advisors, a consulting firm helping entrepreneurs navigate the complex regulatory frameworks states were developing as part of the widespread state legalization of medical cannabis. Advisors quickly earned a reputation for its professionalism and its team's ability to win licenses in competitive U.S. jurisdictions. Beginning in 2015, 4Front began to shift the focus of its licensing and advising efforts toward pursuit of ownership and control of operating licenses in state legal markets, with fewer resources being spent on acquiring new clients. It was at this time that 4Front formed Mission.

Overview of Advisors

Mr. Krane and Mr. Rosen formed Advisors in 2011 as a management consulting business to build the capacity of professional operators in the emerging state-legal marijuana industry. Advisors quickly gained a reputation among its peers for its professionalism, experienced team, intimate knowledge of the regulatory environment, and most importantly, an ability to secure licenses in highly competitive jurisdictions. In the process, it has built one of the industry's most robust collections of standard operating procedures and staff and management training modules for primarily cannabis retail operations. These standard operating procedures and training modules have been used extensively with former and current Advisors clients, and incrementally improved along the way.

The Advisors team has expertise in legal compliance, legislative policy development, retail/cultivation/production business operations, good manufacturing practices, facilities management, product development, project management, and retail training. The Advisors team has extensive experience interpreting local marijuana ordinances and complex permit requirements and works with partners through the entire permitting process. Navigating disparate regulatory environments is where Advisors gains its competitive advantage. Since 2011, the Advisors team has helped secure more than 50 operating licenses for both its affiliates and third parties across competitive medical marijuana jurisdictions in the United States.

However, following the decision by 4Front management in 2015 to shift focus to the Mission subsidiary, Advisors has evolved into 4Front's internal consulting arm and holder of its intellectual property in the form of proprietary standard operating procedures and training modules.

Business Model and Growth Strategy

Following an exhaustive evaluation of the marijuana industry in the United States in 2010 and 2011, Advisors saw an opportunity to gain low-cost access to burgeoning medical marijuana markets by deploying its operational expertise and industry knowledge in support of its clients in state-legal markets that were pursing competitive licenses for highly regulated marijuana operations. With an unwavering commitment to professionalizing the industry, Advisors made a name for itself among operators who were looking for a partner that could provide a competitive edge based on sound operational policies and procedures, while maintaining a truly patient-centric operations philosophy.

Advisors' ongoing growth efforts have been focused on developing and augmenting its strong intellectual property catalogue, recruiting and developing its best-in-class team and industry network, and helping partners procure competitive licenses to cultivate and sell marijuana at an industry-leading scale. Its intellectual property includes an exhaustive collection of standard operating procedures for operating professional medical cannabis dispensaries and training and continuing education programs for management and staff.

Over the past five years, Advisors has tailored its intellectual property for the Arizona, California, Illinois, Maryland, Massachusetts, Nevada, Pennsylvania, Michigan and Washington, D.C., markets domestically, and for Manitoba, Canada and Colombia internationally. Advisors successfully helped clients win licenses during the initial and provisional application processes in Massachusetts. In Nevada, Advisors' clients won 19 total licenses for cultivation, production (to make ancillary marijuana products), and dispensing. Advisors' clients won a total of seven dispensary licenses in Illinois out of only 54 granted in the state. Advisors is working with seven applicants in the ongoing second application round in Massachusetts, five of whom have already been granted provisional licenses. In Maryland, five of Advisors six clients were granted provisional dispensary licenses. In Pennsylvania, one of Advisors two clients was successful in obtaining a dispensary permit. In Colombia, Advisors helped one client secure a fabrication license and two cultivation licenses. In 2017, Advisors assisted clients in the Canadian province of Manitoba to successfully obtain a dispensing license. Advisors continues to help clients apply in both new medical marijuana markets and existing marijuana markets when new license application processes are opened.

Advisors Services and Operations

Advisors does not currently accept new outside clients but continues to service its existing outside client portfolio. Instead, it has transitioned to primarily serving as internal consultant for 4Front and its Mission subsidiary, serving as the entity that navigates the merit-based license application processes around the country.

Advisors offers the Mission teams a robust platform to support the entire process, from license procurement through operational start up and ongoing regulatory compliance, and ultimately to a future as a growing operation engaging in best practices. Advisors has leveraged best practices found in the retail, service, and healthcare industries to help Mission deploy an industry-leading platform for facility design, staff training and education, scalable operational policies and procedures, market share maximization, and patient services. Advisors' patient services and manufacturing staff education programs are among the first in the country to receive Patient Focused Certification, a highly respected certification and standards program for medical cannabis companies offered by Americans for Safe Access.

Legacy Clients And Outstanding Payments

Prior to the creation of Mission, Advisors boasted a high rate of client retention through the application and start-up phases of engagement. Its contracts were designed for Advisors to collect initial application fees and, once the operations were established and generating revenue, an ongoing fee based on total revenue. However, Advisors experienced significant challenges in collecting payment of license fees over the full term of Advisors' agreements with clients due to their competing business expense pressures and a misperception that license fees are proportionate to new Advisors service delivery, rather than reflective of value already provided.

Unpaid Advisors' fees have not been included in 4Front's consolidated financial statements. If collected, such fees will represent an opportunity for additional cash flow in the future. Advisors has successfully won court judgements that in aggregate have been in excess of $10,000,000, and Advisors estimates that it could pursue delinquent clients for aggregate damages in excess of $50,000,000. While 4Front believes it may be successful in court judgments in respect of these fees, the probability of collecting such fees, even if successful, is low.

Overview of Mission

In 2015, after spending five years building a defensible, scalable business platform through Advisors, supporting clients across several states, as well as expanded regulatory acceptance of the cannabis industry in certain U.S. states, 4Front began to move beyond consulting and instead pursue strategies and investments in areas such as cultivation, retail distribution, production, technology and ancillary services. It created Mission as a vehicle to pursue more direct interest in licenses in multiple markets and to capitalize on the team's existing expertise to aggressively expand its operating capabilities.

Mission is well positioned for business expansion in 2019 and beyond. It is deploying capital to scale up operations to enter new markets via application processes or acquisition (particularly in markets with limited licenses, which would increase the scarcity value of those licenses) and subsequently build out and operate the licensed businesses, expanding its growing multi-state operational platform.

Business Model and Growth Strategy

Mission is situated to take advantage of a limited window that exists for first movers to capitalize on opportunities in the cannabis industry, particularly when it comes to establishing operations in jurisdictions opening their cannabis markets, which often limit the number of available operating licenses. Mission is focused on pursuing licenses in multiple states. This strategy, coupled with the company's existing scalable retail platform, is the cornerstone of Mission's strategy. It is management's opinion that not only does this platform provide significant opportunity for well-timed economic growth, but it also provides a significant benefit of diversification.

4Front expects Mission to drive a significant portion of its enterprise value in the near and intermediate term as it pursues these opportunities to own, develop and operate dispensary, cultivation and production operations. Mission either owns, manages or is currently pursuing additional licenses in Massachusetts, Maryland, Illinois, Pennsylvania, Ohio, Arkansas, Rhode Island, Michigan, New Jersey, and Arizona domestically, as well as Colombia, Canada and Macedonia internationally. Mission should benefit significantly from the experience and expertise the Advisors team has developed, and as a source of potential investment opportunities, investment diligence support and operational support. In addition, Mission has been able to acquire some of the operating licenses or management agreements from Advisors' legacy clients as business owners have looked to make exits.

Advisors continues to operate as an internal consultant to the Mission subsidiary and as a holder of 4Front's intellectual property, which is in the form of policies and procedures for the efficient and legally compliant (based on a particular state's regulation of the cannabis industry) operation of dispensaries and production facilities, as well as extensive educational modules for management and staff training.

With the regulatory insight and intelligence gleaned from Advisors, Mission is selective and uses a variety of factors to seek out opportunities to expand its footprint in all aspects of the cannabis supply chain. This includes prioritizing cultivation and production in cannabis markets with both limited cultivation or production licenses and/or a significant retail presence or focusing more on retail and distribution in markets with more traditional supply chain dynamics.

Mission is both vertically integrated and a wholesale supplier and retailer in Illinois and Massachusetts, and a manager or owner of retail licenses in Pennsylvania and Maryland one open dispensary in each market at the end of 2018). Mission develops "in-house" brands across the cannabis supply-chain spectrum, but it also distributes other cannabis products via its expanding dispensary footprint. With both the practical experience and the foundation built for expansion, Mission plans to continue to grow its license and operational footprint in various aspects of the cannabis supply depending on the opportunity.

Nominee Agreements and Management Agreements

4Front realizes the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state-to-state: (i) outright ownership of cannabis licences; (ii) realizing the economic benefit of cannabis licenses through Nominee Agreements (as defined herein); or (iii) realizing the economic benefit of cannabis licenses through Management Agreements (as defined herein).

In some states, a Mission subsidiary is the legal holder of the applicable cannabis license. Mission is the legal holder of cannabis licenses in Massachusetts and Maryland.

In certain other states, due to varying ownership requirements and the intention to maximize administrative and operational efficiencies, Mission realizes the economic benefits of cannabis licenses through a Nominee Agreement structure. Pursuant to a typical nominee agreement (a "Nominee Agreement"), an individual, individuals, or a limited liability company with a limited number of members identified by Mission (each, a "Nominee Holder") has legal ownership of the state-granted dispensary and/or cultivation license. Such Nominee Holder transfers the economic interests associated with the license to Mission. Mission indemnifies the Nominee Holder for all liability associated with being a license holder. Pursuant to the Nominee Agreements, Nominee Holders are responsible for the executive management and oversight of the operations of the facility, including hiring employees, and Mission provides all capital requirements. All Nominee Holders are officers or employees of 4Front or a 4Front subsidiary (or, in the case of Nominee Holders that are limited liability companies, the member or members of such LLCs are officers or employees of 4Front or a 4Front subsidiary). Mission uses a Nominee Agreement structure in Illinois and Pennsylvania.

In yet other states, due to restrictions on the number of cannabis licenses that can be held by one person, Mission realizes the economic benefits of cannabis licenses through a Management Agreement structure. In circumstances where such a structure is used, a new management company (generally organized as a limited liability company) is formed, which is generally majority-owned and controlled by Mission or one of the Subsidiaries. Pursuant to a typical management agreement (a "Management Agreement"), a third party who is the legal holder of a dispensary and/or cultivation license contracts with the applicable Mission subsidiary for management services, financing, administrative and/or other services rendered in support of the management and operation of the dispensary and/or cultivation facility operated by the third party. In exchange for such services, Mission is paid a fee on a 'cost plus's basis. Such fee is subject to increase at Mission's sole discretion (such that if the facility associated with the license earns revenue, Mission realizes in the gain). Each Management Agreement also contains an option in favour of Mission or a Mission subsidiary to purchase the license if and when the applicable state allows a person to hold more than one license. Management Agreements may be terminated by the third party if any associated loan that Mission has provided to the third party is paid in full and the third party pays Mission a break fee. Mission uses a Management Agreement structure in Massachusetts, Maryland and Arkansas.

There is risk in these Nominee Agreement and Management Agreement structures which, if realized, could negatively impact the company, including without limitation, loss of a license or other rights (e.g., state regulators could determine that this ownership structure is in violation of a state's regulatory requirements and impose penalties, including loss of a license). In addition, where a Nominee Agreement or Management Agreement structure is used, 4Front is not the owner of the applicable license and any economic benefit to 4Front is ultimately dependent on such third party adhering to the contractual covenants it has with 4Front. The company conducts due diligence prior to the creation of these structures to mitigate these and other such risks.

Summary of Business Development Activities

Mission is focused on maximizing its potential dispensary footprint allowed under the licenses it either owns via its acquisition of Healthy Pharms or expects to help manage and support such as Mission MA, Inc.'s ("Mission MA") Worcester facility and EVG Farms, LLC ("EVG").

Mission has entered into a memorandum of understanding with Mission MA, pursuant to which MMA Capital, LLC ("MMA"), Mission's majority-owned Subsidiary, will be landlord and lender, and to provide consulting services to Mission MA. Mission MA is pursuing a retail medical marijuana dispensary in Worcester, MA, a cultivation and production facility in Worcester, MA, a medical marijuana dispensary in Adams, MA and has the ability to own one additional dispensary location and up to two additional cultivation and production locations under its current licenses.

Mission has also entered into a memorandum of understanding with EVG to be a landlord, lender and provide consulting services to the company. EVG is pursuing a dispensary license to operate a medical and adult use dispensary at the Hyde Park location. If it is successful in receiving the necessary approvals from the City of Boston required to operate in that location, Mission will complete the acquisition of the property and enter into a long-term lease agreement with EVG. In a parallel path to entering the lease, EVG will pursue the necessary approvals from the MA Cannabis Control Commission to be able to operate the dispensary for medical and adult use customers. EVG is allowed to open up to two additional dispensary locations and up to two total cultivation and production facilities.

Across Mission, Mission MA, and EVG, there is the total potential for nine dispensary locations that would serve both medical and adult-use customers. In addition to the open locations at Georgetown and Cambridge, and the almost fully licensed locations in Worcester and Adams, there are five other properties suitable for a dispensary that Mission is pursuing in concert with Healthy Pharms, Mission MA, or EVG. Mission's typical approach is to enter into an option to lease or option to purchase contract with a landlord or seller of a property that meets all the zoning and setback requirements required by local and state law to operate a dispensary. Once the option contract is secured, Mission pursues the necessary local approvals to enter into a Community Host Agreement, along with the documentation required to pursue the state license. If a Community Host Agreement can be secured with a municipality, Mission would then seek to execute its option to purchase or lease the facility and begin pursuing whatever infrastructure improvements are needed to operate a dispensary while seeking the final approval to operate from the Massachusetts Cannabis Control Commission in parallel. Consistent with this strategy, Mission has secured the option to lease an approximately 3,000 square foot location suitable for a dispensary in Brookline, MA.

Mission constantly seeks to evaluate potential real estate opportunities to deploy this strategy but does not have any other locations under option other than the contracts not identified above. Mission's typical cost range is $10,000 - $50,000 for the option contract, $50,000 - $100,000 to secure all of the necessary municipal approvals, and $500,000 - $1,500,000 on infrastructure improvements needed to operate a dispensary facility. Mission would anticipate spending $700,000 - $2,000,000 per additional dispensary location it pursues.

Principal Products or Services of Advisors

Advisors is mainly a consulting business advising clients on regulatory matters, application processes and also the licensing of the intellectual property that Advisors has developed that cover all aspects of the cannabis supply chain. To engage its services, Advisors typically requires a financial commitment from clients of (1) between $15,000 and $50,000 for the application process (per application), and (2) between $50,000 and $200,000 to commence the delivery of operational support (e.g., provision of training and intellectual property) after the applicable dispensary, cultivation or production license has been granted. Additionally, Advisors is entitled to an intellectual property license fee for the client's use of Advisors' operations platform in the amount of between 3% and 5% of gross sales for a period of ten years beginning on the initial engagement date. This pricing model is intended to create an inverse value proposition that allows prospective operators to minimize upfront expenses related to the use of Advisors' platform until such time as revenue is realized from operations. Specific pricing models are determined based on a mix of factors including the competitiveness of acquiring a new cannabis license in a given market, the complexity of the regulatory program governing ongoing operations, a client's existing capacity for operations, and the expected scale at which Advisors' platform will be deployed across a market.

Since 2011, Advisors' leadership team has explored alternatives to the pricing model described above in cases where deviation from this model could potentially expand Advisors' ability to work with the most capable, professional operators in optimal new markets. Despite evaluation of other models - including shifts between upfront engagement fees and implementation fees, equity positions in client operations, static license fees - Advisors continues to employ the basic tenets of its pricing model today. Advisors has observed that its application and implementation fees are in line with market rates and do not deter interest in its services from capable operators within new markets, allowing Advisors to select clients for ongoing operations with modest outbound marketing effort.

Principal Products or Services of Mission

Mission's products and services, through its subsidiaries in various state jurisdictions, are broken into two categories: products and brands produced by Mission and sold to Mission dispensaries and third-party licensed dispensaries, and third-party products purchased by Mission and sold via its dispensary network. Mission currently operate two cultivation and processing facilities, one in Illinois and one in Massachusetts. It produces, packages, and distributes a wide range of cannabis products, including cannabis flower and cannabis concentrates. These products are both sold through its dispensaries located in Illinois and Massachusetts and sold to other dispensaries across each of Illinois and Massachusetts. Third-party sales have historically been a small component of revenue, but are expected to grow in 2019 and beyond. These products are distributed under a variety of brands that Mission has curated to target different segments of the customer and patient markets. Mission maintains strict brand and quality assurance standards and implements standard operating procedures across its cultivation and processing facilities to ensure product consistency and customer experience across all the jurisdictions within which it operates. This includes the centrally managed procurement of all equipment, packaging, and materials inputs.

Cultivation

Mission currently produces 35 different strains of cannabis. All cannabis produced by Mission is cultivated under strict quality-control procedures and samples are tested by third-party labs for cannabinoid, terpene, microbial, and heavy-metal content. All cannabis flower and pre-rolls, which are pre-rolled cannabis cigarettes, are packaged onsite at the respective location.

Production

Mission uses a wide variety of production equipment and techniques to produce a diverse mix of cannabis concentrates. This mix includes the major cannabis concentrate categories: kief, hashish, rosin, oil for vaporization, oil for syringes, "dab-able" products such as shatter and wax, and infused food and beverages. Mission makes these products using the dry-sift technique and proprietary methodology, ice-water hashish making technique and proprietary methodology, industrial rosin press machines and proprietary methodology, supercritical CO2 extraction technique and proprietary methodology and subcritical CO2 technique and proprietary methodology. All cannabis concentrate produced by Mission is processed under strict quality control procedures and samples are tested by third-party labs for cannabinoid, terpene, microbial, and heavy metal content. All cannabis concentrates are packaged onsite at the respective location.

Brands

Mission distributes its products under a variety of different brands. Mission believes in the "House of Brands" approach to cannabis distribution and anticipates continuing to develop additional brands to add to its portfolio. The different brands correlate to both the products sold as well as a target customer population. Currently, this portfolio includes: r007, Strata, Pharm Phresh Flower, Weathervane Extracts, Pharmer's Apothecary and Pharm Kitchen Edibles.

Third-Party Cannabis Products sold through Mission's dispensary network

In addition to distributing the above-mentioned products and brands, Mission dispensaries also sell cannabis flower, concentrates, and paraphernalia purchased from third-party distributors. This allows the dispensaries to appeal to the broadest swathe of cannabis customers and also quickly adapt to the rapidly developing and changing product mix. Samples of all batches of cannabis sold by Mission produced by other licensed producers are tested by third-party labs for cannabinoid, terpene, microbial, and heavy metal content. Mission will not purchase products from third-party producers without a sample testing report from a third party lab.

Research and Development

Mission's research and development activities have been focused on increasing the efficiency of its cultivation and production operations and developing new products and brands.

Mission's primary measures of cultivation efficiency are yield per square foot, cannabinoid and terpene content, and cost per pound. It experiments with plant spacing, light spectrums, soil media, nutrients, storage, and genetic breeding at each location and shares the knowledge and lessons learned across its two cultivation locations.

Mission's primary measures of processing efficiency are yield of oil per pound of input material, cannabinoid and terpene content, and cost per pound of oil. It experiments with various extraction equipment, pressure, temperature, winterization, and storage techniques to increase both the yield and content of cannabinoids and terpenes. It also is focused on increasing the throughput of its packaging and fulfillment capabilities by constantly experimenting with new equipment and packaging.

Mission analyzes the consumption and sales patterns of consumers across a wide jurisdiction of cannabis markets. It uses this insight to improve the positioning and messaging of its current brands and to develop new brands to target specific segments of customers.

Production and Sales

Mission has the current cultivation capacity to produce 4,500 lbs. annually of usable cannabis to be sold both as flower and processed into pre-rolls or cannabis concentrates between both its Illinois and Massachusetts facilities. As described in more detail above, this capacity is expected to increase to over 25,000 lbs. annually once the planned expansions in Massachusetts and Illinois are completed over the upcoming 18 months. Mission currently has the capability to process 1,000 lbs. of cannabis oil annually and infuse the cannabis oil across over 250 different SKUs.

Mission's primary distribution of its products is through its brick-and-mortar dispensary network. These locations also handle the fulfillment of e-commerce transactions where allowed in the various jurisdictions it operates.

Recent Developments

4Front is actively pursuing growth opportunities to expand its portfolio in the medical and adult-use marijuana industry. 4Front currently has a non-binding letter of intent with Om of Medicine LLC ("Om") pursuant to which 4Front expects to acquire 100% of the membership interests in Om at a total enterprise value of $6,000,000 and an incremental $6,000,000 based on various performance hurdles between 2019 and 2021.

Prior Sales

December 2015 - Karl Chowscano, 4Front's chief strategy officer, invested into 4Front Ventures $3.33 million at a $30 million pre-money valuation. With this equity investment, all of 4Front Ventures' convertible note holders converted their debt into equity.

May 2016 - An existing investor loaned 4Front Ventures $3 million at 5% interest rate per annum.

September 2016 - 4Front acquired the assets of 4Front Ventures. In exchange, 4Front Ventures received 500,000 non-convertible Class A Units. The Class A Units carry a 6% preferred return at a principal value of $33.333 million. Additionally, existing 4Front Ventures' shareholders received Class B Units of 4Front proportionate to their investment in 4Front Ventures.

December 2016 - Certain officers of 4Front loaned $500,000 to 4Front at 10% interest per annum in exchange for 125 Class C Units of 4Front each.

March 2017 - 4Front raised another friends and family round led by an existing investor who invested another $1 million. This investment was a convertible note that converted at a 20% discount to the next equity raise with a valuation cap approximating $50 million ($305 per Class D Unit of 4Front ("Class D Units")). The total funds raised were $4.02 million.

October 2017 - 4Front raised another friends and family round on similar terms to the March 2017 capital raise. This convertible note also converted at a 20% discount to the next equity raise with a modestly higher valuation cap approximating $60 million ($330 per Class D Unit). The total funds raised were $6.1 million.

June 2018 - 4Front raised an equity round of Class D Units at a price of $442.50 per unit. The March 2017 and October 2017 convertible note holders all chose to convert their notes at the respective valuation caps. The May 2016 loan was converted, with interest, into Class D Units at a price of $442.50 per unit. All Class D Units carry a 5% preferred return through December 2018. The preferred return increased to 8% after December 2018. The total funds raised were approximately $13.4 million.

August 2018 - 4Front borrowed $3 million from an institutional investor. The note carried a four-month term at an interest rate of 20% per annum compounded monthly. The note was repaid in full in December 2018.

October 2018 - On October 23, 2018, 4Front completed a private placement of 64,218 Class F Units of 4Front ("Class F Units") at a price of US$486.75 per Class F Unit for gross proceeds of $31,258,329, on a "best efforts" agency basis through a syndicate of agents led by Eight Capital. In addition, 4Front issued the Liquidity Warrants. Can/Am Investco Inc. (the "U.S. Blocker") also completed a private placement of 24,951 shares of common stock, par value of $0.001 per share, of the U.S. Blocker (the "U.S. Blocker Stock") for gross proceeds of approximately $12,000,000, on a "best efforts" agency basis through a syndicate of agents led by Eight Capital. To mirror the Liquidity Warrants, the U.S. Blocker similarly issued one U.S. Blocker Liquidity Warrant for each U.S. Blocker Stock issued and sold in the private placement entitling the holder thereof to receive an additional 0.1 of a U.S. Blocker Stock in the event that a Liquidity Event does not occur by April 23, 2019.

November 2018 - The December 2016 officer loans of $500,000 in aggregate were either repaid in cash ($299,678) or converted with interest into Class F Units (615 units).

December 2018 - On December 24, 2018 (as amended February 25, 2019), Cannex issued 4Front a demand unsecured promissory note which allows 4Front to draw-down up to US$8,000,000. The note bears interest at the published prime rate ("Prime") of 5.5% as of December 20, 2018.  All principal and accrued interest under the promissory note, and any other amounts owing under the promissory note, are due and payable on December 24, 2019.

For the 12-month period prior to the date of the Circular, 4Front issued or granted 4Front Shares and securities convertible into 4Front Shares as listed in the tables below. Other than the issuances listed in the tables below, 4Front has not issued any 4Front Shares or securities convertible into 4Front Shares within the 12 months preceding the date of the Circular.

Date of Issue	Class of Security	Number of Securities Issued	Price per Security	Total Issue Price
April 2, 2018	Class C Units	3,650	$442.50	N/A(1)
June 15, 2018	Class D Units	37,641(2)	$442.50	$13,355,078
July 9, 2018	Class C Units	900	$442.50	N/A(1)
October 5, 2018	Class E Units	7,910(3)	$442.50	$3,500,175
October 28, 2018	Class F Units	63,562(4)	$486.75	$30,938,738
October 28, 2018	Compensation Warrants	3,748	$486.75	$1,824,339
November 11, 2018	Class F Units	693(5)	$486.75	$337,318
November 28, 2018	Class C Units	10,866	$486.75	N/A(6)
November 28, 2018	Class F Units	615(7)	$486.75	$299,351
February 25, 2019	Class F Units	9,030(8)	$486.75	$4,395,353

Notes:

(1) Class C Units are profit interest units.  Granted at a time when the fair market value of the units of 4Front were $442.50.

(2) Issued in connection with a private placement of Class D Units at a price of $442.50 per unit and the conversion of the May 2016 loan, with interest, into Class D Units at a price of $442.50 per unit. The total funds raised were approximately $13.3 million.

(3) Issued in connection with the acquisition by 4Front in November 2018 of all of the outstanding shares of Healthy Pharms for $27 million, of which $20 million was paid in cash, $3.5 million of Class E Units and $3.5 million in a promissory note of 4Front due in November 2019 bearing interest at 15% per annum.

(4) Issued in connection with a private placement of Class F Units for gross proceeds of $31,258,329. 4Front also issued one 4Front Liquidity Warrant for each Class F Unit issued and sold in the private placement.

(5) Issued in connection with the acquisition by 4Front in November 2018 of all of the outstanding ownership interests of MavMax, LLC.

(6) Class C Units are profit interest units.  Granted at a time when the fair market value of the units of 4Front were $486.75.

(7) Issued in connection with the partial repayment of the principal and interest of the December 2016 officer loans.

(8) Issued in connection with four acquisitions by 4Front in February 2019.

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INFORMATION CONCERNING THE RESULTING ISSUER FOLLOWING THE BUSINESS COMBINATION

General

After completion of the Business Combination, Cannex and 4Front expect that the business and operations of Cannex and 4Front will be consolidated and the principal registered office of the Resulting Issuer will be located at 1241 Alberni Street, Vancouver, British Columbia V6E 4R4.

The description of the Resulting Issuer, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the information relating to the Resulting Issuer contained in Appendix F to this Circular.

Total Funds Available

Following the close of the Business Combination, the pro forma working capital position of the Resulting Issuer as of January 31, 2019, after giving effect to the Business Combination, as if it had been completed on that date, is approximately $35 million. This amount reflects the combined working capital of 4Front and Cannex as of January 31, 2019.

Projected Source of Funds

Across 4Front's real estate portfolio, multiple properties are candidates for sale leaseback financing with real estate investors (each, a "Sale Leaseback Transaction") that may provide additional funds for capital expenditures. The aforementioned 4Front portfolio consists of leases, leases with options to purchase and outright ownership. In a typical Sale Leaseback Transaction, a real estate investor would purchase the property from 4Front or the property owner, as applicable, and provide funds for capital expenditures earmarked specifically to that property. In return, such investors receive a percentage of annual return of their investment. 4Front has term sheets with investors with respect to three properties that could, if Sale Leaseback Transactions are completed, generate gross proceeds in excess of $25 million. In addition, 4Front believes that additional properties may be eligible for Sale Leaseback Transactions that could general an additional $25 million.

Directors and Executive Officers of the Resulting Issuer

Following completion of the Business Combination, the Resulting Issuer Board will (i) consist of five directors, expected to be Joshua Rosen, Leonid Gontmakher, Anthony Dutton (or such other director as Cannex and 4Front may mutually agree upon), Eric Rey and David Daily. In all cases, each such nominee shall satisfy the director qualification requirements of the BCBCA, shall be subject to applicable regulatory approvals and shall otherwise possess the skills and aptitude necessary to serve as a director of a publicly-traded reporting issuer in Canada. Notwithstanding the foregoing, except with respect to the nominees put forth by Cannex, 4Front and Cannex may mutually decide to change the composition of the Resulting Issuer Board or appoint any other individual as a member of the Resulting Issuer Board at the Effective Time.

Description of Share Capital

 The Resulting Issuer will be authorized to issue an unlimited number of Resulting Issuer Subordinate Voting Shares, an unlimited number of Resulting Issuer Proportionate Voting Shares and an unlimited number of Resulting Issuer Multiple Voting Shares. Upon completion of the Business Combination, the Resulting Issuer Subordinate Voting Shares will represent approximately 9.3% of the voting rights attached to the outstanding securities of the Resulting Issuer, the Resulting Issuer Proportionate Voting Shares will represent approximately 28.7% of the voting rights attached to the outstanding securities of the Resulting Issuer and the Resulting Issuer Multiple Voting Shares will represent approximately 62.0% of the voting rights attached to the outstanding securities of the Resulting Issuer (in each case, on a fully-diluted basis).

The following is a summary of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares, the Proportionate Voting Shares and the Multiple Voting Shares.

Resulting Issuer Subordinate Voting Shares

Holders of Resulting Issuer Subordinate Voting Shares will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Resulting Issuer Subordinate Voting Shares will be entitled to one vote in respect of each Resulting Issuer Subordinate Voting Share held.

As long as any Resulting Issuer Subordinate Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Resulting Issuer Subordinate Voting Shares by separate special resolution, alter or amend the articles of the Resulting Issuer if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Resulting Issuer Subordinate Voting Shares or (ii) affect the rights or special rights of the holders of Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares on a per share basis.

Holders of Resulting Issuer Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. No dividend will be declared on the Resulting Issuer Subordinate Voting Shares unless the Resulting Issuer simultaneously declares equivalent dividends on (i) the Resulting Issuer Proportionate Voting Shares in an amount per Resulting Issuer Proportionate Voting Share equal to the amount of the dividend declared per Resulting Issuer Subordinate Voting Share, multiplied by 80, and (ii) the Resulting Issuer Multiple Voting Shares in an amount per Resulting Issuer Multiple Voting Share equal to the amount of the dividend declared per Resulting Issuer Subordinate Voting Share.

The Resulting Issuer Board may declare a stock dividend payable in Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Subordinate Voting Shares, but only if the Resulting Issuer Board simultaneously declares a stock dividend payable in: (a) (i) Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Proportionate Voting Shares, in a number of shares per Resulting Issuer Proportionate Voting Share equal to the amount of the dividend declared per Resulting Issuer Subordinate Voting Share; or (ii) Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Proportionate Voting Shares, in a number of shares per Resulting Issuer Proportionate Voting Share equal to the amount of the dividend declared per Resulting Issuer Subordinate Voting Share, multiplied by 80; and (b) (i) Resulting Issuer Multiple Voting Shares on the Resulting Issuer Multiple Voting Shares, in a number of shares per Resulting Issuer Multiple Voting Share equal to the amount of the dividend declared per Resulting Issuer Subordinate Voting Share, or (ii) Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Multiple Voting Shares, in a number of shares per Resulting Issuer Multiple Voting Share equal to the amount of the dividend declared per Resulting Issuer Subordinate Voting Share.

Holders of fractional Resulting Issuer Subordinate Voting Shares will be entitled to receive any dividend declared on the Resulting Issuer Subordinate Voting Shares in an amount equal to the dividend per Resulting Issuer Subordinate Voting Share multiplied by the fraction thereof held by such holder.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Resulting Issuer Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Resulting Issuer Subordinate Voting Shares, be entitled to participate rateably along with all the holders of Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares, with the amount of such distribution per Resulting Issuer Subordinate Voting Share equal to each of: (i) the amount of such distribution per Resulting Issuer Proportionate Voting Share divided by 80; and (ii) the amount of such distribution per Resulting Issuer Multiple Voting Share. Each fraction of a Resulting Issuer Subordinate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Resulting Issuer Subordinate Voting Share.

No subdivision or consolidation of the Resulting Issuer Subordinate Voting Shares will occur unless, simultaneously, the Resulting Issuer Proportionate Voting Shares and the Resulting Issuer Multiple Voting Shares are subdivided or consolidated using the same divisor or multiplier.

If an offer is made to purchase Resulting Issuer Proportionate Voting Shares, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the Resulting Issuer Proportionate Voting Shares or the Resulting Issuer Subordinate Voting Shares which may be obtained upon conversion of the Resulting Issuer Proportionate Voting Shares may then be listed, to be made to all or substantially all of the holders of Resulting Issuer Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an "Offer") and not made to the holders of Resulting Issuer Subordinate Voting Shares for consideration per Resulting Issuer Subordinate Voting Share equal to 0.0125 of the consideration offered per Resulting Issuer Proportionate Voting Share, then each Resulting Issuer Subordinate Voting Share will become convertible at the option of the holder into Resulting Issuer Proportionate Voting Shares on the basis of 80 Resulting Issuer Subordinate Voting Shares for one Resulting Issuer Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the "Resulting Issuer Subordinate Voting Share Conversion Right").

The Resulting Issuer Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Resulting Issuer Subordinate Voting Share Conversion Right is exercised, the Resulting Issuer will procure that the transfer agent for the Resulting Issuer Subordinate Voting Shares will deposit under such Offer the Resulting Issuer Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

If Resulting Issuer Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Resulting Issuer Proportionate Voting Shares, such Resulting Issuer Proportionate Voting Shares and any fractions thereof issued will automatically, without further action on the part of the holder thereof, be reconverted into Resulting Issuer Subordinate Voting Shares on the basis of one Resulting Issuer Proportionate Voting Share for 80 Resulting Issuer Subordinate Voting Shares, and the Resulting Issuer will procure that the transfer agent for the Resulting Issuer Subordinate Voting Shares will send to such holder a direct registration statement, certificate or certificates representing the Resulting Issuer Subordinate Voting Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Resulting Issuer Proportionate Voting Shares acquired upon exercise of the Resulting Issuer Subordinate Voting Share Conversion Right, the Resulting Issuer will procure that the transfer agent for the Resulting Issuer Subordinate Voting Shares will deliver to the holders of such Resulting Issuer Proportionate Voting Shares the consideration paid for such Resulting Issuer Proportionate Voting Shares by such Offeror.

Resulting Issuer Proportionate Voting Shares

Holders of Resulting Issuer Proportionate Voting Shares will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another class or series of shares of the Resulting Issuer will have the right to vote. Subject to the terms set out in the articles of the Resulting Issuer, at each such meeting, holders of Resulting Issuer Proportionate Voting Shares will be entitled to 80 votes in respect of each Resulting Issuer Proportionate Voting Share, and each fraction of a Resulting Issuer Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 80 and rounding the product down to the nearest whole number, at each such meeting.

As long as any Resulting Issuer Proportionate Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares, voting together, by separate special resolution, alter or amend the articles of the Resulting Issuer if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Resulting Issuer Proportionate Voting Shares or (ii) affect the rights or special rights of the holders of Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares on a per share basis. Consent of the holders of a majority of the outstanding Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares, voting together, shall be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the Resulting Issuer Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Resulting Issuer Proportionate Voting Shares will have one vote in respect of each Resulting Issuer Proportionate Voting Share held. At any meeting of holders of Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares called to consider such a separate special resolution, each Resulting Issuer Proportionate Voting Share and Resulting Issuer Multiple Voting Share will entitle the holder to one vote and each fraction of a Resulting Issuer Proportionate Voting Share or Resulting Issuer Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

Holders of Resulting Issuer Proportionate Voting Shares will be entitled to receive, as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. No dividend will be declared on the Resulting Issuer Proportionate Voting Shares unless the Resulting Issuer simultaneously declares equivalent dividends on (i) the Resulting Issuer Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Resulting Issuer Proportionate Voting Share divided by 80, and (ii) the Resulting Issuer Multiple Voting Shares, in an amount equal to the dividend declared per Resulting Issuer Proportionate Voting Share divided by 80.

The Resulting Issuer Board may declare a stock dividend payable in Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Subordinate Voting Shares, in a number of shares per Resulting Issuer Subordinate Voting Share equal to the amount of the dividend declared per Resulting Issuer Proportionate Voting Share divided by 80; and (ii) Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Multiple Voting Shares, in a number of shares per Resulting Issuer Multiple Voting Share equal to the amount of the dividend declared per Resulting Issuer Proportionate Voting Share divided by 80. The directors of the Resulting Issuer may declare a stock dividend payable in Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Subordinate Voting Shares, in a number of shares per Resulting Issuer Subordinate Voting Share equal to the amount of the dividend declared per Resulting Issuer Proportionate Voting Share divided by 80; and (ii) Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Multiple Voting Shares, in a number of shares per Resulting Issuer Multiple Voting Shares equal to the amount of the dividend declared per Resulting Issuer Proportionate Voting Share divided by 80.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Resulting Issuer Proportionate Voting Shares will be entitled to participate rateably along with the holders of Resulting Issuer Subordinate Voting Shares and Resulting Issuer Multiple Voting Shares, with the amount of such distribution per Resulting Issuer Proportionate Voting Share equal to each of: (i) the amount of such distribution per Resulting Issuer Subordinate Voting Share multiplied by 80; and (ii) the amount of such distribution per Resulting Issuer Multiple Voting Share multiplied by 80; and each fraction of a Resulting Issuer Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Resulting Issuer Proportionate Voting Share.

No subdivision or consolidation of the Resulting Issuer Proportionate Voting Shares may occur unless, simultaneously, the Resulting Issuer Subordinate Voting Shares and the Resulting Issuer Multiple Voting Shares are subdivided or consolidated using the same divisor or multiplier.

Each Resulting Issuer Proportionate Voting Share shall be convertible, at the option of the holder thereof, at the head office of the Resulting Issuer or any transfer agent for such shares, into such number of fully paid and non-assessable  Resulting Issuer Subordinate Voting Shares as is determined by multiplying the number of Resulting Issuer Proportionate Voting Shares in respect of which the share conversion right is exercised by 80. The ability to convert the Resulting Issuer Proportionate Voting Shares during the Restricted Conversion Period is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares held of record, directly or indirectly, by residents of the United States, may not exceed 40% of the aggregate number of Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares issued and outstanding after giving effect to such conversions.

Resulting Issuer Multiple Voting Shares

Holders of Resulting Issuer Multiple Voting Shares are entitled to notice of and to attend and vote at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Resulting Issuer Multiple Voting Shares will be entitled to 800 votes in respect of each Resulting Issuer Multiple Voting Share held. Each fraction of a Resulting Issuer Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

Resulting Issuer Multiple Voting Shares are not convertible until the Initial Conversion Date. Each Resulting Issuer Multiple Voting Share shall automatically convert, without any action on the part of the holder thereof, into Resulting Issuer Subordinate Voting Shares on the basis of one Resulting Issuer Subordinate Voting Share for one Resulting Issuer Multiple Voting Share upon: (i) the death or disability of an Initial Holder (as defined below) with respect to all Resulting Issuer Multiple Voting Shares held by an Initial Holder, (ii) an Involuntary Transfer Event with respect to the Resulting Issuer Multiple Voting Shares being transferred pursuant to the Involuntary Transfer Event, or (iii) any other transfer of Resulting Issuer Multiple Voting Shares to anyone other than another Initial Holder with respect to such Resulting Issuer Multiple Voting Shares being transferred.

Resulting Issuer Multiple Voting Shares are intended to provide voting control to Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut and Mr. Krane. As long as any Resulting Issuer Multiple Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Resulting Issuer Multiple Voting Shares by separate special resolution, alter or amend the articles of the Resulting Issuer if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Resulting Issuer Multiple Voting Shares or (ii) affect the rights or special rights of the holders of Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares on a per share basis. Additionally, consent of the holders of a majority of the outstanding Resulting Issuer Multiple Voting Shares will be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the Resulting Issuer Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Resulting Issuer Multiple Voting Shares will have one vote in respect of each Resulting Issuer Multiple Voting Share held. At any meeting of holders of Resulting Issuer Multiple Voting Shares called to consider such a separate ordinary resolution, each Resulting Issuer Multiple Voting Share will entitle the holder to one vote and each fraction of a Resulting Issuer Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

Holders of Resulting Issuer Multiple Voting Shares will be entitled to receive, as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. No dividend will be declared on the Resulting Issuer Multiple Voting Shares unless the Resulting Issuer simultaneously declares equivalent dividends on (i) the Resulting Issuer Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Resulting Issuer Multiple Voting Share, and (ii) the Resulting Issuer Proportionate Voting Shares, in an amount equal to the dividend declared per Resulting Issuer Multiple Voting Share multiplied by 80.

The Resulting Issuer Board may declare a stock dividend payable in Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Subordinate Voting Shares, in a number of shares per Resulting Issuer Subordinate Voting Share equal to the amount of the dividend declared per Resulting Issuer Multiple Voting Share; and (ii) Resulting Issuer Proportionate Voting Shares on the Resulting Issuer Proportionate Voting Shares, in a number of shares per Resulting Issuer Proportionate Voting Share equal to the amount of the dividend declared per Resulting Issuer Multiple Voting Share multiplied by 80. The directors of the Resulting Issuer may declare a stock dividend payable in Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Subordinate Voting Shares, in a number of shares per Resulting Issuer Subordinate Voting Share equal to the amount of the dividend declared per Resulting Issuer Multiple Voting Share; and (ii) Resulting Issuer Subordinate Voting Shares on the Resulting Issuer Proportionate Voting Shares, in a number of shares per Resulting Issuer Proportionate Voting Shares equal to the amount of the dividend declared per Resulting Issuer Multiple Voting Share multiplied by 80.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Resulting Issuer Multiple Voting Shares will be entitled to participate rateably along with the holders of Resulting Issuer Proportionate Voting Shares and Resulting Issuer Subordinate Voting Shares, with the amount of such distribution per Resulting Issuer Multiple Voting Share equal to each of: (i) the amount of such distribution per Resulting Issuer Subordinate Voting Share; and (ii) the amount of such distribution per Resulting Issuer Proportionate Voting Share divided by 80. Each fraction of a Resulting Issuer Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Resulting Issuer Multiple Voting Share.

No Resulting Issuer Multiple Voting Share may be transferred by the holder thereof without the prior written consent of the Resulting Issuer Board, except a holder of Resulting Issuer Multiple Voting Shares as of the date of initial issuance of Resulting Issuer Multiple Voting Shares (the "Initial Holder") is permitted to transfer Resulting Issuer Multiple Voting Shares prior to the Initial Conversion Date to another Initial Holder.

No subdivision or consolidation of the Resulting Issuer Multiple Voting Shares shall occur unless, simultaneously, the Resulting Issuer Subordinate Voting Shares and the Resulting Issuer Proportionate Voting Shares are subdivided or consolidated using the same divisor or multiplier.

If an offer is made to purchase Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the Resulting Issuer Proportionate Voting Shares or Resulting Issuer Subordinate Voting Shares may then be listed, to be made to all or substantially all of the holders of Resulting Issuer Proportionate Voting Shares or Resulting Issuer Subordinate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, a "MVS Offer"), then such MVS Offer will be extended by the offeror to the holders of Resulting Issuer Multiple Voting Shares (which will not be required to convert in order to participate in the MVS Offer) for consideration per Resulting Issuer Multiple Voting Share equal to 0.0125 of the consideration offered per Resulting Issuer Proportionate Voting Share or (ii) the consideration offered per Resulting Issuer Subordinate Voting Share, as applicable.

See Appendix F - Information about the Resulting Issuer for information about the Resulting Issuer Debt Securities, Resulting Issuer Replacement Options, Resulting Issuer GG Warrants, Resulting Issuer PP Warrants, and Resulting Issuer Compensation Warrants.

Selected Unaudited Pro Forma Consolidated Financial Information of the Resulting Issuer

The selected pro forma financial information of the Resulting Issuer set forth below should be read in conjunction with the pro forma financial statements of the Resulting Issuer and the accompanying notes thereto attached as Appendix I to the Circular. The unaudited pro forma consolidated statements of financial position and the unaudited pro forma consolidated statement of operations are comprised of information derived from the financial statements for each of 4Front, Healthy Pharms Inc. and Cannex for the most recently completed interim and annual financial periods.

The unaudited pro forma consolidated statements of financial position gives effect to the Business Combination as if the Business Combination had occurred on September 30, 2018. The unaudited pro forma consolidated statement of operations gives effect to the Business Combination as if the Business Combination had occurred at the beginning of the financial period covered by such statements.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected in the applicable financial statements occurred on the dates indicated. Actual amounts recorded upon consummation of the Business Combination will differ from the pro forma information presented herein. No attempt has been made to calculate or estimate potential synergies between 4Front and Cannex. The unaudited pro forma consolidated financial statement information set forth herein is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements and the accompanying notes included in Appendix I to the Circular.

Unaudited Pro forma Consolidated Statements of Financial Position as at September 30, 2018

All figures presented are in $US	4Front Sep 30, 2018	Healthy Pharms Inc. Sep 30, 2018	Cannex Oct 31, 2018	Adjustments	Pro forma Consolidated
Total Assets	24,295,963	7,097,659	43,298,591	274,036,887	348,729,100
Total Liabilities	5,582,238	11,738,365	8,626,475	32,197,669	58,144,747
Total Members' Equity (Deficit)	18,713,725	(4,640,706)	34,672,117	241,839,217	290,584,353

Unaudited Pro forma Interim Consolidated Statement of Operations for the Period Ended September 30, 2018

All figures presented are in $US	4Front nine months ended Sep 30, 2018	Healthy Pharms Inc. nine months ended Sep 30, 2018	Cannex nine months ended Oct 31, 2018	Adjustments	Pro forma Consolidated
Gross (Loss) Profit	(363,496)	1,159,316	5,098,657	-	5,894,477
Loss From Operations	(7,927,355)	1,799	(881,339)	-	(8,806,895)
Net Income (Loss)	(8,660,503)	(1,158,753)	(1,226,496)	-	(11,045,752)
Net Loss Attributable to Members of the Resulting Issuer	(7,833,203)	(1,158,753)	(1,676,223)	-	(10,668,179)

Unaudited Pro forma Consolidated Statement of Operations

All figures presented are in $US	4Front fiscal year Dec 31, 2017	Healthy Pharms Inc. fiscal year Dec 31, 2017	Cannex 12 months ended(1) Jan 31, 2018	Adjustments	Pro forma Consolidated

Gross (Loss) Profit	(318,407)	1,942,087	7,893,611	-	9,517,291
Loss From Operations	(4,656,765)	(336,561)	(1,171,842)	-	(6,165,168)
Net Income (Loss)	(4,339,127)	(1,187,261)	(247,413)	-	(6,423,801)
Net Loss Attributable to Members of the Resulting Issuer	(3,588,870)	(1,837,261)	(285,536)	-	(5,711,667)

Note:

(1) Denotes period beginning with the commencement of Cannex operations on February 22, 2017 and ending January 31, 2018.

Description of Notes

On November 21, 2018, Cannex and Cannex Holdings entered into a securities purchase agreement (the "GGP SPA") with GGP, pursuant to which Cannex issued to GGP the Cannex Notes, and transferable share purchase warrants each of which is exchanged in connection with the Business Combination for Resulting Issuer Notes. The holders of the Resulting Issuer Notes are owed approximately $32,000,000 in aggregate principal amount, plus any accrued and unpaid interest. The Resulting Issuer Notes each become due on November 21, 2021.

The Resulting Issuer Notes have a maturity date of three years from November 21, 2018. The Resulting Issuer Notes have a coupon of LIBOR plus 11% in year one, LIBOR plus 10% in year two, and LIBOR plus 9.5% in year three, with agreed voluntary prepayment rights after the first anniversary of the November 21, 2018. The Resulting Issuer Notes are exchangeable into Resulting Issuer Proportionate Voting Shares at a conversion price of C$88.00 per share. The Resulting Issuer Notes are secured by a first priority interest in all the assets of the Resulting Issuer.

Upon conversion, the Resulting Issuer Notes will also be subject to customary adjustment provisions in the event of a subdivide or re-divide of the outstanding Resulting Issuer Shares into a greater number of Resulting Issuer Proportionate Voting Shares, a reduction or consolidation of the outstanding Resulting Issuer Shares into a smaller number of Resulting Issuer Proportionate Voting Shares, the issuance of Resulting Issuer Shares, any reclassification, or other change in the outstanding Resulting Issuer Shares pursuant to a change of control transaction.

Auditors, Transfer Agent and Registrar

The auditors of 4Front following completion of the Business Combination will be MNP, LLP, Accountants and Advisors and the transfer agent and registrar for the Resulting Issuer Shares in Canada will be Alliance Trust Company at its principal office in Calgary, Alberta.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Resulting Issuer Equity Incentive Plans

In connection with the Business Combination, Cannex Shareholders will be asked to approve two incentive stock option plans: the Resulting Issuer Subordinate Voting Share Equity Incentive Plan, which allows for the grant and exercise of options to purchase Resulting Issuer Subordinate Voting Shares, and the Resulting Issuer Proportionate Share Equity Incentive Plan, which allows for the grant and exercise of options to purchase Resulting Issuer Proportionate Voting Shares. The following is a brief summary of the Resulting Issuer's Equity Incentive Plans:

(a) the maximum number of shares which will be available for purchase pursuant to Options granted pursuant to Resulting Issuer Subordinate Share Equity Incentive Plan and the Resulting Issuer Proportionate Share Equity Incentive Plan will not exceed 10% of the Resulting Issuer Subordinate Voting Shares, taken together with the number of Resulting Issuer Subordinate Voting Shares issuable on conversion of the Resulting Issuer Proportionate Voting Shares and the Resulting Issuer Multiple Voting Shares measured at the time of grant, less the number of shares issuable upon outstanding Options; if any such Option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to the incentive plans;

(b) the maximum number of Options which may be granted to any one Option holder under the Resulting Issuer Equity Incentive Plans within any 12-month period shall be 5% of the number of Resulting Issuer Proportionate Voting Shares and Resulting Issuer Subordinate Voting Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the grant of the Option in question (the "Outstanding Issue") (unless the Resulting Issuer has obtained disinterested shareholder approval);

(c) if required under applicable regulatory laws, disinterested shareholder approval is required to the grant to insiders, within a 12-month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(d) the expiry date of an Option shall be no later than the tenth anniversary of the grant date of such Option;

(e) the maximum number of Options which may be granted to any one consultant within any 12-month period must not exceed 2% of the Outstanding Issue;

(f) the maximum number of Options which may be granted within any 12-month period to employees or consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three-month period;

(g) with respect to "incentive stock options" within the meaning of Section 422(b) of the Code, the maximum number of Resulting Issuer Subordinate Voting Shares that can be issued under the Resulting Issuer Subordinate Voting Share Equity Incentive Plan is 50 million and the maximum number of Resulting Issuer Proportionate Voting Shares that can be issued under the Resulting Issuer Proportionate Voting Share Equity Incentive Plan is 625,000;

(h) upon death or disability of a holder of Options, such Options will expire one year following death or termination of service as a result of disability;

(i) upon termination of service other than for cause, Options generally expire 30 days following such termination of service;

(j) officers, directors, employees and eligible consultants are eligible to receive grants of Options; and

(k) the exercise price of any new grants of Options to purchase Resulting Issuer Subordinate Voting Shares shall be no less than the closing trading price of the Resulting Issuer Subordinate Voting Shares on the day immediately preceding the grant date of such Option, and the exercise price of any new grants of Options to purchase Resulting Issuer Proportionate Voting Shares shall be no less than the closing trading price of the Resulting Issuer Subordinate Voting Shares on the day immediately preceding the grant date of such option multiplied by 80.

The Resulting Issuer Equity Incentive Plans are designed to promote the long-term success of the Resulting Issuer by strengthening the ability of the Resulting Issuer to attract and retain highly competent employees and by promoting greater alignment of interests between executives and shareholders in the creation of long-term shareholder value.

The purpose of granting Options is to assist the Resulting Issuer in compensating, attracting, retaining and motivating its executive officers and to closely align the personal interests of such persons to that of the shareholders.

The Resulting Issuer's board of directors has the authority either to grant Options or has the authority to delegate to any board committee (the "Committee") appointed for the purpose of compensating the Resulting Issuer's directors, officers, employees and consultants) the ability to grant Options to the Resulting Issuer's directors, management, employees and consultants. Options can be granted, from time to time at the sole discretion of the Resulting Issuer's board of directors or the Committee, to persons eligible to receive Options under the Resulting Equity Incentive Plans. Exercise prices are set in accordance with policies of the CSE.

In determining the number of Options to be granted to the executive officers, the Resulting Issuer's board of directors considers a number of factors including the amount and term of Options previously granted, base salary and annual performance incentives awarded to the executives and commensurate with those offered by other companies in our industry; and the exercise price of any outstanding Options to ensure that such grants are in accordance with CSE policies. Options vest on terms established by the Resulting Issuer's board of directors at the time of grant.

The above is a summary description of the material terms of the Resulting Issuer Equity Incentive Plans, with such description being qualified in its entirety by reference to the full text of each of the Resulting Issuer Equity Incentive Plans. Copies of the Resulting Issuer Equity Incentive Plans are attached hereto at Appendix J.

RISK FACTORS

In evaluating the Cannex Component of the Business Combination, Cannex Securityholders should carefully consider the following risk factors relating to the Business Combination. The following risk factors are not a definitive list of all risk factors associated with the Business Combination. Additional risks and uncertainties, including those currently unknown or considered immaterial by Cannex, may also adversely affect the Cannex Securities or the Resulting Issuer Shares and/or the businesses of Resulting Issuer following the Business Combination. In addition to the risk factors relating to the Business Combination set out below, Cannex Securityholders should also carefully consider the risk factors associated with the business of 4Front and Resulting Issuer (See the section "Risk Factors", in the information relating to the Resulting Issuer attached as Appendix F to this Circular) included in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risk Factors Related to the Business Combination

There can be no certainty that all conditions precedent to the Business Combination will be satisfied. Failure to complete the Business Combination could negatively impact the share price of the Cannex Shares or otherwise adversely affect the business of Cannex.

The completion of the Business Combination is subject to a number of conditions precedent, certain of which are outside the control of Cannex, including receipt of the Final Order and the approval of the CSE. There can be no certainty, nor can Cannex provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Business Combination is not completed, the market price of the Cannex Common Shares may decline to the extent that the current market price reflects a market assumption that the Business Combination will be completed. If the Business Combination is not completed and the Cannex Board decides to seek another merger, arrangement, or other transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to shareholders pursuant to the Business Combination.

The Business Combination Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect on Cannex.

Each of Cannex and 4Front has the right to terminate the Business Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can Cannex provide any assurance, that the Business Combination Agreement will not be terminated by either Cannex or 4Front before the completion of the Business Combination. For example, 4Front has the right, in certain circumstances, to terminate the Business Combination Agreement if changes occur that have a Cannex Material Adverse Effect. Although a Cannex Material Adverse Effect excludes certain events that are beyond the control of Cannex (such as general changes in global economic conditions or changes that affect the cannabis industry generally and which do not materially disproportionately affect Cannex compared to other companies of similar size operating in the cannabis industry), there is no assurance that a change having a Cannex Material Adverse Effect will not occur before the Effective Date, in which case 4Front could elect to terminate the Business Combination Agreement and the Business Combination would not proceed.

The Termination Fee provided under the Business Combination Agreement if the Business Combination Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire Cannex.

Under the Business Combination Agreement, Cannex is required to pay the Termination Fee of $10,000,000 in the event the Business Combination Agreement is terminated following the occurrence of a Cannex Termination Fee Event. The Termination Fee may discourage other parties from attempting to acquire the Cannex Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Business Combination . See "The Business Combination - The Business Combination Agreement - Termination Fee - Termination Fee ".

Cannex will incur costs even if the Business Combination is not completed and may have to pay the Termination Fee.

Certain costs related to the Business Combination, such as legal, accounting and certain financial advisor fees, must be paid by Cannex even if the Business Combination is not completed. If the Business Combination Agreement is terminated, Cannex may be required in certain circumstances to pay 4Front the Termination Fee. See "The Business Commination - The Business Combination Agreement - Termination -Termination Fee".

Cannex directors and executive officers may have interests in the Business Combination that are different from those of the Cannex Securityholders.

In considering the recommendation of the Cannex Board to vote in favour of the Cannex Component of the Business Combination Resolution, Cannex Securityholders should be aware that certain members of the Cannex Board and management team have agreements or arrangements that provide them with interests in the Business Combination that differ from, or are in addition to, those of Cannex Securityholders generally. See "The Business Combination - Interests of Certain Persons in the Business Combination".

Cannex Shareholders will receive a fixed number of Resulting Issuer Shares.

Cannex Shareholders will receive a fixed number of Resulting Issuer Shares under the Business Combination. Because the number of Resulting Issuer Shares to be received in respect of each Cannex Share under the Business Combination will not be adjusted to reflect any change in the value of Resulting Issuer Shares or the market value of the Cannex Shares, the value of Resulting Issuer Shares received under the Business Combination may vary significantly from the market value of the Cannex Shares at the dates referenced in this Circular. If the market price of the Cannex Shares relative to the value of Resulting Issuer Shares increases or decreases, the value of the Consideration that Cannex Shareholders receive pursuant to the Business Combination will correspondingly increase or decrease. There can be no assurance that the value of the Resulting Issuer Shares relative to the market price of the Cannex Shares on the Effective Date will not be lower than the relative value of such shares on the date of the Meeting. In addition, the number of Resulting Issuer Shares being issued in connection with the Business Combination will not change despite decreases or increases in the market price of Cannex Shares. Many of the factors that affect the market price of the Resulting Issuer Shares and the Cannex Shares are beyond the control of Resulting Issuer and Cannex, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

4Front and Cannex may not integrate successfully.

If approved, the Business Combination will involve the integration of companies that previously operated independently. As a result, the Business Combination will present challenges to the Resulting Issuer's management, including the integration of the operations, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention and the loss of key employees. The difficulties management encounters in the transition and integration process could have an adverse effect on the revenues, level of expenses and operating results of the Resulting Issuer following completion of the Business Combination. As a result of these factors, it is possible that any benefits expected from the Business Combination will not be realized.

Tax risks if the Resulting Issuer Subordinate Voting Shares are not listed on a designated stock exchange.

If the Resulting Issuer Subordinate Voting Shares are not listed on a designated stock exchange in Canada before the due date for Resulting Issuer's first income tax return or if Resulting Issuer does not otherwise satisfy the conditions in the Tax Act to be a "public corporation", the Resulting Issuer Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a Resulting Issuer Share in circumstances where the Resulting Issuer Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the controlling individual (within the meaning of the Tax Act) under the Registered Plan, including that the Registered Plan may become subject to penalty taxes and the controlling individual of such Registered Plan may be deemed to have received income therefrom or be subject to a penalty tax. See "Eligibility for Investment".

In addition, if the Resulting Issuer Subordinate Voting Shares are not listed on a designated stock exchange, such shares would be "taxable Canadian property" to a Non-Resident Shareholder at the time of disposition if during the 60 month period immediately preceding the disposition such shares derived more than 50% of their fair market value from one or any combination of real or immovable property in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties. Further, if such shares constitute "taxable Canadian property" but not treaty protected property to a Non-Resident Shareholder, the withholding, reporting, and compliance procedures under section 116 of the Tax Act will apply. See "Certain Canadian Federal Income Tax Considerations -- Non-Residents of Canada."

Cannex/4Front may incur significant tax liabilities under section 280E of the Code.

Section 280E of the Code prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the Canadian Securities Administrators ("CSA")). The U.S. Internal Revenue Services ("IRS") has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permissible deductions. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

At no time during the financial year ended April 30, 2018 or within 30 days of the date of this Circular has any director, officer or employee, or former director, officer or employee, of Cannex or any of its subsidiaries, or any associate or affiliate of any such director, officer or employee, been indebted to Cannex, other than as outlined in the chart below.

Name and Principal Position	Involvement of Cannex	Largest Amount Outstanding During Financial Year Ended April 30, 2018 ($)	Amount Outstanding as at March 19, 2019 ($)	Financially Assisted Securities Purchase During Financial Year Ended April 30, 2018	Security for Indebtedness	Amount Forgiven During Financial Year Ended April 30, 2018
Roman Tkachenko, Chairman	Borrower	$60,900	$0	N/A	N/A	N/A

Other Matters

Management of Cannex is not aware of any matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the Cannex Securities represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information regarding Cannex can be found on SEDAR at www.sedar.com. Financial information regarding Cannex is provided in the comparative annual financial statements and management's discussion and analysis of the corporation for its most recently completed financial year which can be found on SEDAR at www.sedar.com, together with Cannex's other public disclosure. Cannex Securityholders may email info@cannexcapital.com to request copies of these documents.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Business Combination will be passed upon by McMillan LLP on behalf of Cannex. As of the date hereof, the partners and associates of McMillan LLP as a group beneficially owned, directly or indirectly, less than one percent of the Cannex Shares and less than one percent of the Resulting Issuer Shares.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Cannex Board.

BY ORDER OF THE BOARD OF DIRECTORS

_____________________________

Anthony Dutton

Director and CEO

March 19, 2019

APPENDIX A
GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders:

"4Front"	means 4Front Holdings LLC.
"4Front Material Adverse Effect

means any one or more changes, effects, events, occurrences or states of fact with respect to 4Front or its subsidiaries, either individually or in the aggregate, (i) that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Resulting Issuer and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from the Pre-Arrangement Transactions or: (a) any changes affecting the cannabis industry generally; (b) any change in the market price of cannabis; (c) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (d) any change in U.S. GAAP or IFRS occurring after the date hereof; (e) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date hereof; (f) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; or (g) any natural disaster, provided, however, that such changes do not relate primarily to the Resulting Issuer and its Subsidiaries, taken as a whole, or do not have a disproportionate effect on the Resulting Issuer and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the cannabis industry and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "4Front Material Adverse Effect" has occurred; or (ii) that is, or would reasonably be expected to, prevent or materially delay the ability of 4Front to consummate the transactions contemplated hereby on a timely basis.

"4Front Proposed Agreement"	has the meaning ascribed to it in Section 4.2(e) of the Business Combination Agreement.
"4Front Termination Fee Event"	has the meaning ascribed to it in Section 5.3(d) of the Business Combination Agreement.
"4Front Ventures"	means 4Front Ventures Inc., a Delaware corporation.
"10% Shareholder"	has the meaning given to such term under "Certain United States Federal Income Tax Considerations - U.S. Federal Tax Consequences to U.S. Holders - Effects of Code Section 367".
"Acquisition Proposal"

means, other than the transactions contemplated by the Business Combination Agreement and other than any transaction involving only a Transacting Party and/or one or more of its wholly-owned Subsidiaries or a Pre-Arrangement Transaction, any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders or members, as the case may be, of a Transacting Party, after the date hereof and prior to the Effective Date relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Transacting Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Transacting Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Transacting Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities or membership interests of that Transacting Party or any one or more of its Subsidiaries that, in the case of such Subsidiaries, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Transacting Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities or membership interests of that Transacting Party; or (c) a plan of arrangement, merger, Business Combination, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Transacting Party and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Transacting Party and its Subsidiaries, taken as a whole; provided, however, that in no event shall a proposal or offer regarding a bona fide financing transaction conducted primarily for capital raising purposes be deemed to constitute an Acquisition Proposal.

"Action"

means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

"Advisors"	means 4Front Advisors LLC, an Arizona limited liability company.
"affiliate"	with respect to any two Persons, one Person is a Subsidiary of the other or each of the two Persons is controlled by the same Person.
"Arco"	means Arco Resources Corp.
"BC Amalgamation"	means the statutory amalgamation of Nevada Holdco and BC Newco pursuant to Section 269 of the BCBCA and this Plan of Arrangement, with the Resulting Issuer as the successor corporation.
"BC Business Combination"	means the statutory amalgamation of Nevada HoldCo and BC Newco pursuant to the provisions of the BCBCA and the Business Combination with BC Newco as the successor corporation.
"BC Newco"	means 1196260 B.C. Ltd., a corporation existing under Laws of the Province of British Columbia.
"BC Newco Material Adverse Effect"	has the meaning given to such term under the Business Combination Agreement.
"BC Newco Shares"	means the issued and outstanding common shares of BC Newco.

"Business Combination"

means the business combination under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Business Combination or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Parties, each acting reasonably);

"Business Combination Agreement"	means the business combination agreement entered into between Cannex, 4Front, Nevada HoldCo, and BC Newco, dated March 1, 2019.
"BCBCA"	means the Business Corporations Act (British Columbia), as amended.
"Board Nominees"	means Joshua Rosen, Leonid Gontmakher, Anthony Dutton (or such other director as Cannex and 4Front may mutually agree upon), Eric Rey and David Daily.
"Broadridge"	has the meaning given to such term under "General Proxy Information - Voting Options".
"Business Day"	means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario; Vancouver, British Columbia; or Phoenix, Arizona.
"Cannex"	means Cannex Capital Holdings Inc.
"Cannex-Arco RTO Amalgamation"	means the amalgamation with CCGI and Arco pursuant to which the CCGI Security Holders transferred all of their common shares of CCGI in exchange for common shares of Arco on a 1:1 ratio.
"Cannex Board"	means the board of directors of Cannex as the same is constituted from time to time.
"Cannex Class A Share Option Plan"	means the stock option plan of Cannex for the purchase of Cannex Class A Shares, approved by Cannex Shareholders on January 30, 2018.
"Cannex Class A Share Options"	means the options to purchase Cannex Class A Shares pursuant to the Cannex Class A Share Option Plan.
"Cannex Class A Shares"	means the Class A convertible restricted voting shares in the capital of Cannex.
"Cannex Common Shares Option Plan"	means the stock option plan of Cannex for the purchase of Cannex Common Shares, approved by Cannex Shareholders on January 30, 2018.
"Cannex Common Share Options"	means the options to purchase Cannex Common Shares pursuant to the Cannex Common Shares Option Plan.
"Cannex Common Shares"	means the common shares in the capital of Cannex.
"Cannex Component of the Business Combination"

means the part of the Plan of Arrangement that entails the Cannex Share Exchange, the Cannex Warrant Exchange, the Cannex Note Exchange, the Cannex Option Exchange, the Cannex Windup and the CCGI Windup.

"Cannex Component of the Business Combination Resolution"	means the special resolution to be considered and, if thought fit, passed by the Cannex Securityholders at the Meeting, substantially on the terms and in the form of Appendix B hereto.
"Cannex CSE Approval"	means the conditional approval of the CSE in respect of the Business Combination and the listing of the Resulting Issuer Subordinate Voting Shares.
"Cannex Dissent Rights"

means the rights of dissent exercisable by the Cannex Shareholders in respect of the Cannex Component of the Business Combination pursuant to Section 238 of the BCBCA, Article 4 of the Plan of Arrangement and the Interim Order.

"Cannex Dissenting Share"

means the rights of dissent exercisable by the Cannex Shareholders in respect of the Cannex Component of the Business Combination pursuant to Section 238 of the BCBCA, as modified by Article 4 of the Plan of Arrangement and the Interim Order.

"Cannex Dissenting Shareholder"

means a registered Cannex Shareholder who duly exercises its Cannex Dissent Rights with respect to the Cannex Component of the Business Combination, and who has not withdrawn or been deemed to have withdrawn such exercise of Cannex Dissent Rights.

"Cannex Fairness Opinion"

means a formal written fairness opinion of Beacon Securities Limited and addressed to the Cannex Board to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications related to its opinion, the Consideration to be received by the Cannex Shareholders (who will be shareholders holding Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares) pursuant to the Cannex Component of the Business Combination is fair, from a financial point of view, to such Cannex Shareholders.

"Cannex GG Warrant"	means the warrants to acquire Cannex Shares issued by Cannex to the Cannex GG Warrantholders on November 21, 2018.
"Cannex GG Warrantholders"	means Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.
"Cannex Locked-up Shareholders"	means those holders of Cannex Shares as set forth in the Business Combination Agreement, each of whom has signed a Cannex Shareholder Voting Agreement.
"Cannex Material Adverse Effect"

means any one or more changes, effects, events, occurrences or states of fact with respect to Cannex or its Subsidiaries, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to, (i) the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Resulting Issuer and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Cannex Shares following and reasonably attributable to the public announcement of the execution of the Business Combination Agreement and the transactions contemplated hereby; (b) any changes affecting the cannabis industry generally; (c) any change in the market price of cannabis; (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any change in U.S. GAAP or IFRS occurring after the date hereof; (f) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date hereof; (g) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; or (h) any natural disaster, provided, however, that with respect to clauses (b) to (h), such changes do not relate primarily to the Resulting Issuer and its Subsidiaries, taken as a whole, or do not have a disproportionate effect on the Resulting Issuer and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the cannabis industry and references in the Business Combination Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Cannex Material Adverse Effect" has occurred; or (ii) that is, or would reasonably be expected to, prevent or materially delay the ability of Cannex to consummate the transactions contemplated hereby.

"Cannex Meeting" or "Meeting"

means the special meeting of Cannex Securityholders, including any adjournment or postponement thereof, to be called and held for the purpose of obtaining the approval of the Cannex Component of the Business Combination Resolution, the Resulting Issuer Equity Incentive Plans and other related matters, in accordance with the Interim Order as applicable.

"Cannex Noteholders"	means Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.
"Cannex Notes"	means the outstanding secured convertible notes issued by Cannex on November 21, 2018 to Cannex Noteholders in the aggregate principal amount of US$32,000,000.
"Cannex Note Exchange"	means the issuance of Resulting Issuer Notes to the Cannex Noteholders in exchange for the Cannex Notes.
"Cannex Option Exchange"

means the exchange of Cannex Common Share Options for Resulting Issuer Replacement Options for Subordinate Voting Shares and Cannex Class A Share Options for Resulting Issuer Replacement Options for Proportionate Voting Shares in accordance with the Cannex Option Exchange Ratio.

"Cannex Option Exchange Ratio"

means on Resulting Issuer Replacement Option for Subordinate Voting Share for each Cannex Common Share Option and one Resulting Issuer Replacement Option for Proportionate Voting Share for each Cannex Class A Share Option.

"Cannex Option Plans"	means the Cannex Class A Share Option Plan and the Cannex Common Share Option Plan.
"Cannex Optionholders"	means the holders of Cannex Options.
"Cannex Options"	means the Cannex Common Share Options and the Cannex Class A Share Options.
"Cannex PP Warrantholders"	means the holders of the Cannex PP Warrants.

"Cannex PP Warrants"	means the warrants to acquire 25,762,215 Cannex Common Shares issued by Cannex by private placement on March 12, 2018.
"Cannex Private Placement"	means the private placement by Cannex that took place in October 2017 concurrent to the Cannex-Arco RTO Amalgamation.
"Cannex Private Placement Escrow Release Conditions"	means the escrow release conditions attached to each subscription receipt issued pursuant to the Cannex-Arco RTO Amalgamation.
"Cannex Proposed Agreement"	has the meaning ascribed to it in Section 4.1(e) of the Business Combination Agreement.
"Cannex Securities"	means the Cannex Common Shares, the Cannex Class A Shares, and Cannex Notes.
"Cannex Securityholders"	means the holders of Cannex Securities.
"Cannex Share Exchange"

means the exchange of Cannex Common Shares and Cannex Class A Shares for Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares in accordance with the Cannex Share Exchange Ratio.

"Cannex Share Exchange Ratio"	means one Resulting Issuer Subordinate Voting Share for each Cannex Common Share and one Resulting Issuer Proportionate Voting Share for each 80 Cannex Class A Shares.
"Cannex Shareholders"	means the holders of Cannex Shares.
"Cannex Shareholder Voting Agreements"

means the voting agreements (including all amendments thereto) signed by the Cannex Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Cannex Shares in favour of the Business Combination.

"Cannex Shares"	means the Cannex Common Shares and the Cannex Class A Shares.
"Cannex Termination Fee Event"	has the meaning ascribed to it in Section 5.3(c) of the Business Combination Agreement.
"Cannex Warrant Exchange

means the issuance to each Cannex PP Warrantholder of one Resulting Issuer PP Warrant for each Cannex PP Warrant held thereby and the issuance to each Cannex GG Warrantholder of one Resulting Issuer GG Warrant for each Cannex held thereby.

"Cannex Warrants"	means the warrants to acquire Cannex Shares as set out in the Business Combination Agreement.
"Cannex Warrantholders	means the holders of Cannex Warrants as set out in the Business Combination Agreement.
"Cannex Windup"

means the conveyance of the assets of Cannex to the Resulting Issuer and the assumption of the liabilities of Cannex by the Resulting Issuer in connection with the winding up of Cannex, done in accordance with subsection 88(1) of the Tax Act.

"CCGI"	means Cannex Capital Group Inc., a corporation existing under the Laws of the Province of British Columbia and the wholly-owned subsidiary of Cannex.
"CCGI Windup"

means the conveyance of the assets of CCGI to Cannex and the assumption of the liabilities of CCGI by Cannex in connection with the winding up of CCGI done in accordance with subsection 88(1) of the Tax Act.

"Circular"

means, collectively, the Notice of Meeting and this Management Information Circular of Cannex, including all appendices hereto, sent to Cannex Securityholders in connection with the Meeting, including any amendments or supplements thereto.

"claims"

means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action.

"Class A Units"	means the Class A units of 4Front.
"Class B Units"	means the Class B units of 4Front.
"Class D Units"	means the Class D units of 4Front.
"Cass F Units"	means the Class F units of 4Front.
"Code"	means the Internal Revenue Code of 1986, as amended and the applicable U.S. Treasury Regulations.
"Community Host Agreement"

means an agreement that cannabis establishments are required by Massachusetts state law to make with the host community that set forth the conditions required to locate a dispensary or productions facility within a community.

"Confidentiality Agreement"	means the non-disclosure agreement dated September 25, 2018 entered into between 4Front and Cannex.
"Consideration"

means: (i) the consideration to be received by the Nevada Holdco Shareholders (other than Nevada Holdco Dissenting Shareholder(s), and other than the initial holder of Nevada Holdco common stock) pursuant to the Plan of Arrangement as consideration for the exchange of Nevada Holdco Shares for Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares, as the case may be; (ii) the consideration to be received by Nevada Holdco Warrantholders pursuant to the Plan of Arrangement as consideration for the exchange of Nevada Holdco Warrants for Resulting Issuer NH Warrants; (iii) the consideration to be received by Nevada Holdco Optionholders pursuant to the Plan of Arrangement as consideration for the exchange of Nevada Holdco Options for Resulting Issuer NH Replacement Options; (iv) the consideration to be received by the Cannex Shareholders (other than Cannex Dissenting Shareholder(s)) pursuant to the Plan of Arrangement as consideration for the exchange of Cannex Shares for Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, as the case may be, in accordance with the Cannex Share Exchange Ratio; (v) the consideration to be received by Cannex Warrantholders pursuant to the Plan of Arrangement as consideration for the exchange of Cannex Warrants for Resulting Issuer GG Warrants or Resulting Issuer PP Warrants, as applicable; (vi) the consideration to be received by Cannex Noteholders pursuant to the Plan of Arrangement as consideration for the exchange of Cannex Notes for Resulting Issuer Notes; and (vii) the consideration to be received by Cannex Optionholders pursuant to the Plan of Arrangement as consideration for the exchange of Cannex Options for Resulting Issuer Replacement Options;

"Contemporaneous Agreements"	means the Cannex Shareholder Voting Agreements and the voting agreements entered into by 4Front Voting.
"Continuance"

means the continuance of Nevada Holdco from the jurisdiction of the State of Nevada to the Province of British Columbia pursuant to Section 302 of the BCBCA and Sections 92A.105 and 92A.195 of the NRS.

"Court"	means the Supreme Court of British Columbia.
"CRA"	means the Canada Revenue Agency.
"CSA"	has the meaning given to such term under "Risk Factors - Risk Factors Related to the Business Combination".
"CSE"	means the Canadian Securities Exchange.
"Deemed Dividend Election"	has the meaning given to such term under "Certain United States Federal Income Tax Considerations - U.S. Federal Tax Consequences to U.S. Holders - Effects of Code Section 367".
"Depositary"	means Alliance Trust Company.
"Depositary Agreement"

means the depositary agreement entered into between Cannex and 4Front and the Depositary for the purpose of, amongst other things, receiving Letters of Transmittal and distributing the Consideration to Cannex Shareholders under the Business Combination.

"Director"	means the Director appointed under Section 278 of the OBCA.
"Dissent Rights"	means the Dissent Rights of a Registered Cannex Shareholder.
"Dissent Rights Procedures"	means the dissent procedures.
"Dissent Shares"	means Cannex Shares held by a Dissenting Cannex Shareholder and in respect of which the Dissenting Cannex Shareholder has given an Notice of Dissent.
"Dissenting Cannex Shareholder"

means a Registered Cannex Shareholder who duly and validly exercised Dissent Rights in strict compliance with the Dissent Rights Procedures and who has not withdrawn or been deemed to have withdrawn such Dissent Rights.

"Dissenting Resident Shareholder"	has the meaning given to such term under "Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada - Dissenting Shareholders".
"DOJ"	means the Antitrust Division of the U.S. Department of Justice.
"DRS"	means Direct Registration System.
"DRS Advice"	means a DRS advice.
"DRS Statement"	means a statement evidencing Cannex Shares issued under the name of the applicable shareholder and registered electronically in Cannex's records.
"Effective Date"	has the meaning ascribed to such term in the Plan of Arrangement.
"Effective Time"	has the meaning ascribed to such term in the Plan of Arrangement.
"Eligible Institution"

means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

"Escrow Agreements"	means the escrow agreements entered in connection with the Business Combination.
"EVG"	means EVG Farms, LLC, a Massachusetts limited liability company.
"FATCA"

has the meaning given to such term under "Certain United States Federal Income Tax Considerations - Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares - FATCA".

"Final Order"

means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Cannex and 4Front, each acting reasonably, approving the Business Combination, as such order may be amended by the Court (with the consent of Cannex and 4Front which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Cannex and 4Front, each acting reasonably) on appeal.

"FIRPTA"

has the meaning given to such term under "Certain United States Federal Income Tax Considerations - Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares - Sale or Other Taxable Disposition".

"Former Cannex Shareholders"	means the holders of Cannex Shares immediately prior to the Effective Time.
"FTC"	means the U.S. Federal Trade Commission.
"GGP"	means, collectively, Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.

"Governmental Entity"

means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any stock exchange, including the CSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any jurisdiction, regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Greens Goddess"	means Greens Goddess Products, Inc. (dba Herb'N), an Arizona corporation.
"Healthy Pharm"	means Healthy Pharms, Inc., a Massachusetts corporation and wholly-owned subsidiary of 4Front.
"HSR Act"	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
"HSR Clearance"	means the expiration or termination of the applicable waiting period under the HSR Act.
"IFRS"	means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada.
"Intellectual Property"

means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress and design rights, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Entity, web addresses, web pages, websites and related content, and uniform resource locators (URLs); (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, formulations, recipes, strains, ingredients, products, stock keeping units (SKUs), processes and methodologies, business and technical information and know-how, security protocols, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Entity-issued indicia of invention ownership (including inventor's certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; (g) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; and (h) all rights to any Actions of any nature available to or being pursued by the relevant Party to the extent related to the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages.

"Initial BC Newco Shareholder"	means the initial holder of the issued and outstanding BC Newco Shares.
"Initial Holder"	means the holders of Resulting Issuer Multiple Voting Shares as of the date of initial issuance of Multiple Voting Shares Resulting Issuer.
"Intended Tax Treatment"	has the meaning ascribed to such term in the Business Combination Agreement.
"Interim Order"

means the interim order of the Court contemplated by the Business Combination Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to Cannex and 4Front, each acting reasonably, providing for, among other things, the calling and holding of the Nevada Holdco Meeting and the Cannex Meeting and, as the same may be amended by the Court (with the consent of Cannex and 4Front, each acting reasonably).

"Involuntary Transfer Event"

means an event that occurs if an Initial Holder (a) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver or makes an assignment for the benefit of creditors, (b) is subjected involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest with respect to such holder's Resulting Issuer Multiple Voting Shares or Resulting Issuer Proportionate Voting Shares and such involuntary petition, assignment or attachment is not discharged within 30 days after its effective date, or (c) is subjected to any other possible involuntary transfer of such Initial Holder's Resulting Issuer Multiple Voting Shares or Resulting Issuer Proportionate Voting Shares by legal process including, without limitation, an assignment or transfer pursuant to a marital dissolution or divorce decree.

"IRS"	means the U.S. Internal Revenue Service.
"Law" or "Laws"

means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, rulings, ordinances, Governmental Orders or other requirements, whether domestic or foreign, including but not limited to, all applicable requirements of federal, state, provincial and municipal, city, county or other local government laws, rules and regulations and guidelines regarding regulated medical and adult use cannabis businesses and activities, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the CSE), but excluding provisions of any U.S. federal laws or regulations applicable to cannabis, including the Controlled Substances Act, 21 U.S.C. 801 et. seq., or related federal law that prohibit the cultivation, processing, sale or possession of cannabis and provisions of U.S. federal law that may be violated due to the federal illegality of cannabis including, but not limited to U.S. federal money laundering laws (Title 18 U.S.C. § 1956 and § 1957), and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities.

"Letter of Transmittal"	means the letter of transmittal to be delivered by Cannex to the Cannex Shareholders together with this Circular, providing for the delivery of Cannex Shares to the Depositary.
"Liquidity Event"

means (i) a transaction with a company that is a reporting issuer in at least one jurisdiction of Canada which is acceptable to 4Front, by way of plan of arrangement, Business Combination, reverse take-over, qualifying transaction, or any other business combination or other similar transaction pursuant to which its common shares (or the common shares of the resulting issuer) are listed on the CSE or any other exchange as agreed upon by 4Front, or (ii) a transaction or series of transactions whereby all or substantially all of the assets of 4Front are acquired, or the completion of a tender bid or plan of arrangement whereby the holders of securities in 4Front and/or 4Front Can/Am Investco Inc., a company formed under the laws of the State of Delaware, receive cash, shares or cash and shares of a company listed on a recognized stock exchange in North America for their securities in 4Front and/or 4Front Can/Am Investco Inc.

"Liquidity Warrant"

means one warrant of 4Front issued to purchasers for each one Class F Unit purchased, for no additional consideration, with each Liquidity Warrant subject to automatic conversion into 0.1 of a Class F Units in the event a Liquidity Event has not occurred prior to April 23, 2019.

"Linchpin"	means Linchpin Investors, LLC, a Delaware limited liability company.
"Management Agreement"	has the meaning given to such term in - "Information About 4Front - Overview of Mission - Nominee and Management Agreements."
"MI 61-101"	means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.
"Mission"	Mission Partners USA, LLC, a Delaware limited liability company.
"Mission MA"	means Mission MA, Inc., a Massachusetts corporation.
"Nevada Holdco"

means 4Front Corp., a corporation organized and incorporated under the Laws of the State of Nevada, to effect the transactions contemplated in the Business Combination and Plan of Arrangement, until such time as such entity is continued to British Columbia upon the Continuance becoming effective, at which time, "Nevada Holdco" shall mean 4Front Corp., the company resulting from the Continuance and governed by the Laws of British Columbia.

"Nevada Holdco Agreement and Plan of Conversion"

means the agreement and plan of conversion as of the date hereof, entered into among Nevada Holdco, 4Front and Cannex, pursuant to which Nevada Holdco will continue as a corporation from the jurisdiction of Nevada to the jurisdiction of British Columbia pursuant to a conversion under Sections 92A, 105 and 92A of the NRS and Section 302 of the BCBCA.

"Nevada Holdco Board"	means the board of directors of Nevada Holdco.

Nevada Holdco Business Combination Resolution

means collectively: (i) the special resolution of the Nevada Holdco Shareholders approving the Business Combination and the Plan of Arrangement which is to be considered at the Nevada Holdco Meeting; and (ii) the resolution of the shareholders of Nevada Holdco providing minority approval as defined in and contemplated by OSC Rule 56-501 and NI 41-101 approving the Business Combination and the Plan of Arrangement which is to be considered at the Nevada Holdco Meeting.

"Nevada Holdco Circular"

means the notice of the Nevada Holdco Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, as amended, supplemented or otherwise modified from time to time, to be sent to the Nevada Holdco Shareholders in connection with the Nevada Holdco Meeting.

"Nevada Holdco Continuance Resolution"	means the special resolution of Nevada Holdco Shareholders approving the Continuance which is to be considered at the Nevada Holdco Meeting.
"Nevada Holdco Dissent Rights"

means the rights of dissent exercisable by the Nevada Holdco Shareholders in respect of the Continuance in the Nevada Holdco Agreement and Plan of Conversion in a manner consistent with Sections 92A.300 through 92A.500 of the NRS and the Business Combination pursuant to Section 238 of the BCBCA, as modified by Article 4 of the Plan of Arrangement and the Interim Order.

"Nevada Holdco Dissenting Shareholder"

means a registered Nevada Holdco Shareholder who duly exercises its Nevada Holdco Dissent Rights with respect to the Continuance and Business Combination, and who has not withdrawn or been deemed to have withdrawn such exercise of Nevada Holdco Dissent Rights.

"Nevada Holdco Dissenting Share"

means Nevada Holdco Shares held by a Nevada Holdco Dissenting Shareholder who has demanded and perfected Nevada Holdco Dissent Rights in respect of its Nevada Holdco Shares in accordance with Article 4 of the Plan of Arrangement and the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Nevada Holdco Dissent Rights.

"Nevada Holdco Material Adverse Effect"	has the meaning given to such term in the Business Combination Agreement.
"Nevada Holdco Meeting"

means the special meeting of Nevada Holdco Shareholders, including any adjournment thereof, to be called and held for the purpose of obtaining the approval of the Continuance, the Nevada Holdco Business Combination Resolution, the Resulting Issuer Equity Incentive Plans, and other related matters, in accordance with the Interim Order, as applicable.

"Nevada Holdco Multiple Voting Share"	means the class C multiple voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Multiple Voting Shares.
"Nevada Holdco Option"	means the options to acquire Nevada Holdco Proportionate Voting Shares which will be assumed by Nevada Holdco in connection with the Pre-Arrangement Transactions.
"Nevada Holdco Proportionate Voting Share"	means the class B proportionate voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Proportionate Voting Shares

"Nevada Holdco Shares"	means, collectively, at the applicable time, the issued and outstanding Nevada Holdco Subordinate Voting Shares, Nevada Holdco Proportionate Voting Shares and Nevada Holdco Multiple Voting Shares.
"Nevada Holdco Shareholders"	has the meaning given to such term in the Business Combination Agreement.
"Nevada Holdco Subordinate Voting Share"	means the class A subordinate voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Subordinate Voting Shares.
"Nevada Holdco Warrant"	means the warrants to acquire Nevada Holdco Subordinate Voting Shares which will be assumed by Nevada Holdco in connection with the Pre-Arrangement Transactions.

"NI 41-101"	means National Instrument 41-101 - General Prospectus Requirements.

"Nominee Agreement"	has the meaning given to such term in - "Information About 4Front - Overview of Mission - Nominee and Management Agreements."

"Nominee Holder"	has the meaning given to such term in - "Information About 4Front - Overview of Mission - Nominee and Management Agreements."
"Non-Registered Holder"	means a Cannex Shareholder who is not a Registered Cannex Shareholder.
"Non-Resident Shareholder"	has the meaning given to such term under "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada".
"Non U.S. Holder"

has the meaning given to such term under "Certain United States Federal Income Tax Considerations - Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares - Definition of a Non U.S. Holder".

"Notice of Dissent"	means a written notice of dissent to the Business Combination by a Registered Cannex Shareholder in accordance with the dissent procedures.
"Notice of Meeting"	means the notice to the Cannex Securityholders which accompanies this Circular.
"Notice Shares"	has the meaning given to such term under "Dissent Rights of Cannex Shareholders - Dissenting to the Business Combination".
"Notification and Report Form"	means a notification and report form required to be filed pursuant to the HSR Act.
"OBCA"	means the Business Corporations Act (Ontario) R.S.O. 1990, as amended.
"Om"	means Om of Medicine LLC, a Michigan limited liability company.
"Options"

means (i) options to purchase Resulting Issuer Subordinate Voting Shares; and (ii) options to purchase Resulting Issuer Proportionate Voting Shares, and "Option" may refer to either (i) or (ii) as the context may require

"OSC Rule 56-501"	means Ontario Securities Commission Rule 56-501 - Restricted Shares.
"Outside Date"	means May 31, 2019, or such later date as may be agreed to in writing by the Parties.
"Parties"	means 4Front, Nevada Holdco, BC Newco and Cannex and "Party" means any of them.
"Person"

means an individual, firm, trust, partnership, association, body corporate, unlimited liability corporation, joint venture, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity or group of Persons whether or not having legal status.

"Petition"	means the petition attached at Appendix E to this Circular.
"Plan of Arrangement"

means the plan of arrangement of Nevada Holdco, BC Newco and Cannex substantially in the form of attached to the Business Combination Agreement hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Nevada Holdco, BC Newco, Cannex and 4Front, each acting reasonably.

"Pre-Arrangement Agreements"

means, collectively, the 4Front Contribution Agreement, the 4Front Ventures Asset Transfer and Reorganization Agreement, the U.S. Blocker Contribution Agreement, the New LLC Merger Agreement, the U.S. Co Contribution Agreement and the Nevada Holdco Plan of Conversion.

"Pre-Arrangement Transactions"

means the transactions contemplated by the Pre-Arrangement Agreements, 4Front Ventures Asset Transfer, 4Front Ventures Windup, U.S. Blocker Contribution, U.S. Blocker Windup, 4Front Contribution, New LLC Merger, Nevada Holdco Initial Share Redemption and the U.S. Co Contribution Agreement pursuant to which Nevada Holdco will become the sole shareholder of U.S. Co which in turn will be the sole member of 4Front and the securityholders of 4Front, 4Front Ventures and U.S. Blocker will become securityholders of Nevada Holdco.

"RDSP"	means a "registered disability savings plan" for purposes of the Tax Act.
"Record Date"	means March 19, 2019.
"Registered Cannex Shareholder"	means a registered holder of Cannex Shares.
"Registered Plans"	means trusts governed by RRSPs, RRIFs, RDSPs, RFSPs, TFSAs, or deferred profit sharing plans for purposes of the Tax Act.
"Registrar"	means the Registrar appointed pursuant to Section 400 of the BCBCA.
"Regulation S"	means Regulation S under the U.S. Securities Act.
"Regulatory Approval"

means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, including any of the foregoing required in order to comply with the HSR Act.

"Reorganization"

has the meaning given to such term under "Certain United States Federal Income Tax Considerations - U.S. Federal Tax Consequences to U.S. Holders - Receipt of Resulting Issuer Shares Pursuant to the Business Combination".

"Required Regulatory Approval"	has the meaning ascribed to it as in the Business Combination Agreement.
"Resident Shareholder"	means a Cannex Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty, is or is deemed to be resident in Canada at all relevant times.
"RESP"	means a "registered education savings plan" for purposes of the Tax Act.
"Restricted Conversion Period"	means the period prior to the date that is the later of six months following December 31, 2018 and six months following the date of closing of the Business Combination.
"Restricted Share Rules"	means OSC Rule 56-501 and Part 12 of NI 41-101.
"Resulting Issuer"

means 4Front Ventures Corp., the successor corporation under the BC Business Combination following the completion of the transactions contemplated by the Business Combination and Plan of Arrangement, with such corporation being the direct parent entity of 4Front.

"Resulting Issuer Board"	means the board of directors of the Resulting Issuer as constituted at the Effective Time.
"Resulting Issuer Equity Incentive Plans"	means Resulting Issuer Proportionate Share Equity Incentive Plan and the Resulting Issuer Subordinate Voting Share Equity Incentive Plan.
"Resulting Issuer GG Warrants"	means the warrants to acquire Resulting Issuer Proportionate Voting Shares to be issued by the Resulting Issuer to Cannex GG Warrantholders.
"Resulting Issuer Multiple Voting Shares"	means the class C multiple voting shares in the capital of the Resulting Issuer.
"Resulting Issuer NH Replacement Option"	means the options to acquire Resulting Issuer Proportionate Voting Shares to be issued to holders of Nevada Holdco Options.
"Resulting Issuer NH Warrant"	means the warrants to acquire Resulting Issuer Subordinate Voting Shares to be issued by the Resulting Issuer to the Nevada Holdco Warrantholders.
"Resulting Issuer Notes"

means the senior secured convertible notes to be issued by the Resulting Issuer to the Cannex Noteholders in the aggregate principal amount of US$32,000,000 in the form agreed upon between the Transacting Parties, acting reasonably.

"Resulting Issuer PP Warrant"	means the warrants to acquire Resulting Issuer Subordinate Voting Shares to be issued by the Resulting Issuer to the Cannex PP Warrantholders.
"Resulting Issuer Proportionate Share Equity Incentive Plan"

means the equity incentive plan of the Resulting Issuer for Resulting Issuer Proportionate Shares, the form of which is to be agreed upon between the Parties, each acting reasonably, and acceptable to the CSE and which is to be approved at each of the Nevada Holdco Meeting and the Cannex Meeting.

"Resulting Issuer Proportionate Voting Shares"	means the Proportionate Voting Shares in the capital of the Resulting Issuer.
"Resulting Issuer Replacement Options"	means the Resulting Issuer Replacement Options for Proportionate Voting Shares and the Resulting Issuer Replacement Options for Subordinate Shares.
"Resulting Issuer Replacement Options for Proportionate Voting Shares"

means the options to acquire Resulting Issuer Proportionate Voting Shares to be issued by the Resulting Issuer pursuant to the Resulting Issuer Proportionate Share Equity Incentive Plan to holders of Cannex Class A Share Options by the Resulting Issuer pursuant to the Resulting Issuer Equity Incentive Plans, each of which options will reflect an adjustment to the number of shares underlying each option in accordance with the Cannex Share Exchange Ratio.

"Resulting Issuer Shares"	means the Resulting Issuer Subordinate Voting Shares, the Resulting Issuer Proportionate Voting Shares and the Resulting Issuer Multiple Voting Shares.
"Resulting Issuer Subordinate Voting Share Equity Incentive Plan"

means the equity incentive plan of the Resulting Issuer for Resulting Issuer Subordinate Voting Shares, the form of which is to be agreed upon between the Transacting Parties, each acting reasonably, and acceptable to the CSE and which is to be approved at each of the Nevada Holdco Meeting and the Cannex Meeting.

"Resulting Issuer Subordinate Voting Shares"	means the subordinate shares in the capital of the Resulting Issuer.
"Resulting Issuer Warrants"	means the warrants of the Resulting Issuer issued in exchange for the Cannex Warrants.

"RRIF"	means a "registered retirement income fund" for purposes of the Tax Act.
"RRSP"	means a "registered retirement savings plan" for purposes of the Tax Act.
"SEC"	means the United States Securities and Exchange Commission.
"Second Request"	means a request for additional information and documentary material from the FTC or the DOJ.
"Securities Laws"

means the Securities Act and the U.S. Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Section 3(a)(10) Exemption"	exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.
"SEDAR"	means the System for Electronic Document Analysis and Retrieval as outlined in NI 13-101, which can be accessed online at www.sedar.com.
"Subsidiary"	means a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary.
"Superior Proposal"

means an unsolicited bona fide Acquisition Proposal made by a third party to a Transacting Party or its equity holders that has been or is communicated to the board of directors or other governing body of such Transacting Party in writing since November 25, 2018 and prior to the Effective Date: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, Business Combination, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of such Transacting Party's shares, membership interests, or other equity securities, as applicable; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of such Transacting Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of Section 4.1 or Section 4.2 of the Business Combination Agreement as the case may be, by the receiving Transacting Party or its representatives; (vi) is made available to all holders of such Transacting Party's shares or membership interests or other equity securities, as applicable, on the same terms and conditions; (vii) in respect of which the board of directors or other governing body of such Transacting Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders or members or other equity holders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders or members from a financial point of view than the Business Combination (including any adjustment to the terms and conditions of the Business Combination proposed by the other Transacting Parties pursuant to Subsection 4.1(f) or Subsection 4.2(f) of the Business Combination Agreement as the case may be and after taking into account the impact of such Transacting Party of paying the Termination Fee).

"Tax" or "Taxes"

means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan contributions, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest, fines, penalties or additional amounts imposed with respect thereto, or in respect of any failure to comply with any requirement regarding any tax returns, by any Governmental Entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

"Tax Act"	means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.
"Tax Proposals"	has the meaning given to such term under "Certain Canadian Federal Income Tax Considerations".
"Termination Fee"	means US$10 million.
"TFSA"	means a tax-free savings account for purposes of the Tax Act.
"Transacting Parties"	means Cannex and 4Front, and "Transacting Party" means either of them.
"United States" or "U.S." or "USA"	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.
"United States Securities Laws"	means the 1933 Act, the 1934 Act and any applicable U.S. state securities Laws.
"U.S. Co"	Means 4Front U.S. Holdings Inc., a corporation organized under the Laws of the State of Delaware.
"U.S. Holder"	has the meaning given to such term under "Certain United States Federal Income Tax Considerations".
"U.S. Securities Act"	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.
"U.S. Treaty"	means the Canada-United States Income Tax Convention with respect to taxes on income and capital (1980), as amended.
"U.S. Treasury Regulations"	means the regulations promulgated by the United States Treasury Department under the Code.
"USRPHC"

has the meaning given to such term under "Certain United States Federal Income Tax Considerations - Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares - Sale or Other Taxable Disposition".

"USRPI"

has the meaning given to such term under "Certain United States Federal Income Tax Considerations - Tax Considerations for Non U.S. Holders Regarding Holding and Disposing of Resulting Issuer Shares - Sale or Other Taxable Disposition".

"VIF"	has the meaning given to such term under "General Proxy Information - Voting Options".

APPENDIX B
CANNEX COMPONENT OF THE BUSINESS COMBINATION RESOLUTION

RESOLUTION OF HOLDERS OF COMMON SHARES AND
CLASS A CONVERTIBLE RESTRICTED VOTING SHARES OF
CANNEX CAPITAL HOLDINGS INC. (THE "COMPANY") AND HOLDERS OF SENIOR SECURED CONVERTIBLE NOTES IN THE COMPANY

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Business Combination (the "Business Combination") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company, 4Front Holdings LLC, 4Front Corp. and 1196260 B.C. Ltd., as more particularly described and set forth in the plan of arrangement (as may be amended, supplemented or varied, the "Plan of Arrangement"), the full text of which is set out as Appendix C to the management information circular dated March 19, 2019 (the "Circular") of the Company accompanying the notice of this meeting, as the Business Combination may be modified, supplemented or amended in accordance with its terms, is hereby authorized, approved and adopted.

2. The Plan of Arrangement, which includes, among other things, the creation of the Resulting Issuer Subordinate Voting Shares, the Resulting Issuer Proportionate Voting Shares and the Resulting Issuer Multiple Voting Shares (as such terms are defined in the Plan of Arrangement), as the Plan of Arrangement may be modified, supplemented or amended in accordance with its terms, is hereby authorized, approved and adopted.

3. The Business Combination Agreement made as of March 1, 2019 among 4Front Holdings LLC, 4Front Corp., 1196260 B.C. Ltd., and the Company (the "Business Combination Agreement") and related transactions, the actions of the directors of the Company in approving the Business Combination Agreement and the Plan of Arrangement, the actions of the directors and officers of the Company in executing and delivering the Business Combination Agreement and any amendments thereto in accordance with its terms and the actions of the directors and officers of the Company in causing the performance by the Company of its obligations thereunder are hereby ratified and approved.

4. The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Business Combination Agreement and the Plan of Arrangement.

5. Notwithstanding that this resolution has been passed (and the Business Combination adopted) by the shareholders of the Company or that the Business Combination has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Business Combination Agreement, to the extent permitted by the Business Combination Agreement, and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Business Combination and related transactions.

6. Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

APPENDIX C
PLAN OF ARRANGEMENT

See attached.

C-1

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1        Definitions

              In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“4Front” means 4Front Holdings, LLC, a limited liability company existing under the Laws of the State of Delaware;

“Affected Person” has the meaning ascribed thereto in Section 5.4 of this Plan of Arrangement;

“BC Amalgamation” means the statutory amalgamation of Nevada Holdco and BC Newco pursuant to Section 269 of the BCBCA and this Plan of Arrangement, with the Resulting Issuer as the successor corporation;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as such act and regulations may be promulgated or amended from time to time;

“BC Newco” means 1196260 B.C. Ltd., a corporation existing under the BCBCA;

“BC Newco Shares” means the issued and outstanding common shares of BC Newco;

“Board Nominees” means Joshua Rosen, Leo Gontmakher, Anthony Dutton, Eric Rey and David Daily;

“Broker” has the meaning ascribed thereto in Subsection 5.4(a);

“Business Combination” means the business combination under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set out herein, subject to any amendments or variations thereto made in accordance with Section 5.4 of the Business Combination Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Transacting Parties, each acting reasonably);

“Business Combination Agreement” means the business combination agreement dated as of March 1, 2019 among 4Front, Nevada Holdco, BC Newco and Cannex, as the same may be amended, amended and restated or supplemented prior to the Effective Date;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in any of Vancouver, British Columbia; Toronto, Ontario; or Phoenix, Arizona;

“Cannex” means Cannex Capital Holdings Inc., a corporation existing under the BCBCA;

“Cannex Class A Share Option Plan” means the stock option plan of Cannex for the purchase of Cannex Class A Shares, approved by Cannex Shareholders on January 30, 2018;

“Cannex Class A Share Options” means the options to purchase Cannex Class A Shares pursuant to the Cannex Class A Share Option Plan;

“Cannex Class A Shares” means the Class A convertible restricted voting shares in the capital of Cannex;

“Cannex Common Share Option Plan” means the stock option plan of Cannex for the purchase of Cannex Common Shares, approved by Cannex Shareholders on January 30, 2018;

“Cannex Common Share Options” means the options to purchase Cannex Common Shares pursuant to the Cannex Common Share Option Plan;

“Cannex Common Shares” means the common shares in the capital of Cannex;

“Cannex Component of the Business Combination” means the part of this Plan of Arrangement that entails the Cannex Share Exchange, the Cannex Warrant Exchange, the Cannex Note Exchange, the Cannex Option Exchange, the Cannex Windup and the CCGI Windup;

“Cannex Component of the Business Combination Resolution” means collectively (i) the special resolution of the Cannex Shareholders approving the Cannex Component of the Business Combination which is to be considered at the Cannex Meeting; and (ii) the resolution of the shareholders of Cannex providing minority approval, as defined and contemplated in OSC Rule 56-501 and as contemplated in NI 41-101, approving the Business Combination and this Plan of Arrangement which is to be considered at the Cannex Meeting;

“Cannex Dissent Rights” means the rights of dissent exercisable by the Cannex Shareholders in respect of the Cannex Component of the Business Combination pursuant to Section 238 of the BCBCA, as modified by Article 4 of this Plan of Arrangement and the Interim Order;

“Cannex Dissenting Shareholder” means a registered Cannex Shareholder who duly exercises its Cannex Dissent Rights with respect to the Cannex Component of the Business Combination, and who has not withdrawn or been deemed to have withdrawn such exercise of Cannex Dissent Rights;

“Cannex Dissenting Shares” means Cannex Shares held by a Cannex Dissenting Shareholder who has demanded and perfected Cannex Dissent Rights in respect of its Cannex Shares in accordance with Article 4 of this Plan of Arrangement and the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Cannex Dissent Rights;

“Cannex Escrow Fund” means the funds deposited in an escrow account by Cannex prior to the Effective Time out of its available cash to fund the fair value payment payable to the Cannex Dissenting Shareholders, if any;

“Cannex GG Warrantholders” means Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.;

“Cannex GG Warrants” means the warrants to acquire Cannex Shares issued by Cannex to the Cannex GG Warrantholders on November 21, 2018;

“Cannex Letter of Transmittal” means the letter of transmittal to be forwarded by Cannex to Cannex Shareholders together with the management information circular or such other equivalent form of letter of transmittal acceptable to the Parties acting reasonably;

“Cannex Meeting” means the special meeting of Cannex Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of obtaining the approval of the Cannex Component of the Business Combination Resolution, the Resulting Issuer Equity Incentive Plans, and other related matters, in accordance with the Interim Order, as applicable;

“Cannex Note Exchange” means the issuance of Resulting Issuer Notes to the Cannex Noteholders in exchange for the Cannex Notes;

“Cannex Noteholders” means Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.;

“Cannex Notes” means the senior secured convertible notes issued by Cannex on November 21, 2018 to the Cannex Noteholders in the aggregate principal amount of US$32,000,000;

“Cannex Option Exchange” means the exchange of Cannex Common Share Options for Resulting Issuer Replacement Options for Subordinate Voting Shares and Cannex Class A Share Options for Resulting Issuer Replacement Options for Proportionate Voting Shares in accordance with the Cannex Option Exchange Ratio;

“Cannex Option Exchange Ratio” means one Resulting Issuer Replacement Option for Subordinate Voting Share for each Cannex Common Share Option and one Resulting Issuer Replacement Option for Proportionate Voting Shares for each Cannex Class A Share Option;

“Cannex Option Plans” means the Cannex Class A Share Option Plan and the Cannex Common Share Option Plan;

“Cannex Optionholders” means the holders of Cannex Options;

“Cannex Options” means the Cannex Common Share Options and the Cannex Class A Share Options;

“Cannex PP Warrantholders” means the holders of the Cannex PP Warrants;

“Cannex PP Warrants” means the warrants to acquire 25,762,215 Cannex Common Shares issued by Cannex by private placement on March 13, 2018;

“Cannex Share Exchange” means the exchange of Cannex Common Shares and Cannex Class A Shares for Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, respectively, in accordance with the Cannex Share Exchange Ratio;

“Cannex Share Exchange Ratio” means one Resulting Issuer Subordinate Voting Share for each Cannex Common Share and one Resulting Issuer Proportionate Voting Share for each 80 Cannex Class A Shares;

“Cannex Shareholders” means the holders of Cannex Shares;

“Cannex Shares” means the Cannex Common Shares and the Cannex Class A Shares;

“Cannex Warrant Exchange” means the issuance to each Cannex PP Warrantholder of one Resulting Issuer PP Warrant for each Cannex PP Warrant held thereby and the issuance to each Cannex GG Warrantholder of one Resulting Issuer GG Warrant for each Cannex GG Warrant held thereby;

“Cannex Warrantholders” means the holders of Cannex GG Warrants and Cannex PP Warrants;

“Cannex Warrants” means the Cannex GG Warrants and Cannex PP Warrants;

“Cannex Windup” means the conveyance of the assets of Cannex to the Resulting Issuer and the assumption of the liabilities of Cannex by the Resulting Issuer in connection with the winding up of Cannex, done in accordance with subsection 88(1) of the Tax Act;

“CCGI” means Cannex Capital Group Inc., a corporation existing under the BCBCA and the wholly-owned subsidiary of Cannex;

“CCGI Windup” means the conveyance of the assets of CCGI to Cannex and the assumption of the liabilities of CCGI by Cannex in connection with the winding up of CCGI, done in accordance with subsection 88(1) of the Tax Act;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Consideration” means (in each case as set forth on, and subject to adjustment in accordance with, Schedule “N” to the Business Combination Agreement): (i) the consideration to be received by the Nevada Holdco Shareholders (other than Nevada Holdco Dissenting Shareholder(s), and other than the initial holder of Nevada Holdco common stock) pursuant to this Plan of Arrangement as consideration for the exchange of Nevada Holdco Shares for Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares, as the case may be; (ii) the consideration to be received by Nevada Holdco Warrantholders pursuant to this Plan of Arrangement as consideration for the exchange of Nevada Holdco Warrants for Resulting Issuer NH Warrants; (iii) the consideration to be received by Nevada Holdco Optionholders pursuant to this Plan of Arrangement as consideration for the exchange of Nevada Holdco Options for Resulting Issuer NH Replacement Options; (iv) the consideration to be received by the Cannex Shareholders (other than Cannex Dissenting Shareholder(s)) pursuant to this Plan of Arrangement as consideration for the exchange of Cannex Shares for Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, as the case may be, in accordance with the Cannex Share Exchange Ratio; (v) the consideration to be received by Cannex Warrantholders pursuant to this Plan of Arrangement as consideration for the exchange of Cannex Warrants for Resulting Issuer GG Warrants or Resulting Issuer PP Warrants, as applicable; (vi) the consideration to be received by Cannex Noteholders pursuant to this Plan of Arrangement as consideration for the exchange of Cannex Notes for Resulting Issuer Notes; and (vii) the consideration to be received by Cannex Optionholders pursuant to this Plan of Arrangement as consideration for the exchange of Cannex Options for Resulting Issuer Options;

“Continuance” means the continuance of Nevada Holdco from the jurisdiction of the State of Nevada to the Province of British Columbia pursuant to Section 302 of the BCBCA and Sections 92A.105 and 92A.195 of the NRS;

“Court” means the Supreme Court of British Columbia;

“CSE” means the Canadian Securities Exchange;

“Depository” means any one or more Canadian trust companies, banks or other financial institutions agreed to in writing by the Parties for the purpose of, among other things, (i) issuing certificates representing Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares, as applicable, to former holders of Nevada Holdco Shares; (ii) exchanging certificates representing Cannex Shares for certificates representing Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, as applicable; and (iii) exchanging certificates representing Cannex Warrants for Resulting Issuer Warrants, if required;

“Effective Date” means the date that 4Front and Cannex agree in writing will be the date upon which the Business Combination becomes effective or, in the absence of such agreement, three Business Days following the satisfaction or waiver of all conditions set out in Article 3 of the Business Combination Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist);

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree in writing;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Cannex and 4Front, each acting reasonably, approving the Business Combination, as such order may be amended by the Court (with the consent of Cannex and 4Front which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Cannex and 4Front, each acting reasonably) on appeal;

“final proscription date” has the meaning ascribed thereto in Section 5.5 of this Plan of Arrangement;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any stock exchange, including the CSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any jurisdiction, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity;

“Initial BC Newco Shareholder” means the initial holder of the issued and outstanding BC Newco Shares;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Business Combination Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to Cannex and 4Front, each acting reasonably, providing for, among other things, the calling and holding of the Nevada Holdco Meeting and the Cannex Meeting and, as the same may be amended by the Court (with the consent of Cannex and 4Front, each acting reasonably);

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, rulings, ordinances, Governmental Orders or other requirements, whether domestic or foreign, including but not limited to, all applicable requirements of federal, state, provincial and municipal, city, county or other local government laws, rules and regulations and guidelines regarding regulated medical and adult use cannabis businesses and activities, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the CSE), but excluding provisions of any U.S. federal laws or regulations applicable to cannabis, including the Controlled Substances Act, 21 U.S.C. 801 et. seq., or related federal law that prohibit the cultivation, processing, sale or possession of cannabis and provisions of U.S. federal law that may be violated due to the federal illegality of cannabis including, but not limited to U.S. federal money laundering laws (Title 18 U.S.C. § 1956 and § 1957), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Nevada Holdco” means 4Front Corp., a corporation organized and incorporated under the Laws of the State of Nevada, to effect the transactions contemplated in the Business Combination and Plan of Arrangement, until such time as such entity is continued to British Columbia upon the Continuance becoming effective, at which time, “Nevada Holdco” shall mean 4Front Corp., the company resulting from the Continuance and governed by the Laws of British Columbia;

“Nevada Holdco Business Combination Resolution” means collectively: (i) the special resolution of the Nevada Holdco Shareholders approving the Business Combination and this Plan of Arrangement which is to be considered at the Nevada Holdco Meeting; and (ii) the resolution of the shareholders of Nevada Holdco providing minority approval as defined in and contemplated by OSC Rule 56-501 and NI 41-101 approving the Business Combination and this Plan of Arrangement which is to be considered at the Nevada Holdco Meeting;

“Nevada Holdco Dissent Rights” means the rights of dissent exercisable by the Nevada Holdco Shareholders in respect of the Business Combination pursuant to Section 238 of the BCBCA, as modified by Article 4 of this Plan of Arrangement and the Interim Order and any contractual rights to dissent;

“Nevada Holdco Dissenting Shareholder” means a registered Nevada Holdco Shareholder who duly exercises its Nevada Holdco Dissent Rights with respect to the Business Combination, and who has not withdrawn or been deemed to have withdrawn such exercise of Nevada Holdco Dissent Rights;

“Nevada Holdco Dissenting Shares” means Nevada Holdco Shares held by a Nevada Holdco Dissenting Shareholder who has demanded and perfected Nevada Holdco Dissent Rights in respect of its Nevada Holdco Shares in accordance with Article 4 of this Plan of Arrangement and the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Nevada Holdco Dissent Rights;

“Nevada Holdco Letter of Transmittal” means any letter of transmittal to be forwarded by Nevada Holdco to Nevada Holdco Shareholders together with the management information circular or such other equivalent form of letter of transmittal acceptable to the Parties acting reasonably, if required;

“Nevada Holdco Meeting” means the special meeting of Nevada Holdco Shareholders, including any adjournment thereof, to be called and held for the purpose of obtaining the approval of the Continuance, the Nevada Holdco Business Combination Resolution, the Resulting Issuer Equity Incentive Plans, if required, and other related matters, in accordance with the Interim Order, as applicable;

“Nevada Holdco Multiple Voting Shares” means the class C multiple voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Multiple Voting Shares;

“Nevada Holdco Optionholders” means the holders of Nevada Holdco Options;

“Nevada Holdco Options” means the issued and outstanding options to acquire Nevada Holdco Proportionate Voting Shares immediately prior to the Effective Time;

“Nevada Holdco Proportionate Voting Shares” means the class B proportionate voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Proportionate Voting Shares;

“Nevada Holdco Shareholders” means the holders of Nevada Holdco Shares;

“Nevada Holdco Shares” means, collectively, the issued and outstanding Nevada Holdco Subordinate Voting Shares, Nevada Holdco Proportionate Voting Shares and Nevada Holdco Multiple Voting Shares;

“Nevada Holdco Subordinate Voting Shares” means the class A subordinate voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Subordinate Voting Shares;

“Nevada Holdco Warrantholders” means the holders of Nevada Holdco Warrants;

“Nevada Holdco Warrants” means the issued and outstanding warrants to acquire Nevada Holdco Subordinate Voting Shares immediately prior to the Effective Time;

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NRS” means the Nevada Revised Statutes and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“OSC Rule 56-501” means Ontario Securities Commission Rule 56-501 - Restricted Shares;

“Outside Date” means May 31, 2019, or such later date as may be agreed to in writing by the Parties;

“Parties” means 4Front, Nevada Holdco, BC Newco and Cannex, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, grant, approval, agreement, classification, restriction, registration, filing, notification or other authorization of, to, from or required by any Governmental Entity, including, but not limited to, all licenses, permits, and approvals necessary and required by applicable state, provincial and municipal Governmental Entities for the conduct of regulated medical and adult use cannabis businesses and activities;

“Person” includes an individual, firm, trust, partnership, association, body corporate, unlimited liability corporation, joint venture, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity or group of Persons, whether or not having legal status;

“Registrar” means the Registrar of Companies appointed under Section 400 of the BCBCA;

“Resulting Issuer” means 4Front Ventures Corp., the successor corporation under the BC Amalgamation following the completion of the transactions contemplated by the Business Combination and this Plan of Arrangement, with such corporation being the indirect parent entity of 4Front;

“Resulting Issuer Equity Incentive Plans” means Resulting Issuer Proportionate Share Equity Incentive Plan and the Resulting Issuer Subordinate Share Equity Incentive Plan;

“Resulting Issuer GG Warrants” means the warrants to acquire Resulting Issuer Proportionate Voting Shares to be issued by the Resulting Issuer to the Cannex GG Warrantholders;

“Resulting Issuer Multiple Voting Shares” means the class C multiple voting shares in the capital of the Resulting Issuer, with the rights and restrictions as set forth in Schedule “K” to the Business Combination Agreement;

“Resulting Issuer NH Replacement Options” means the options to acquire Resulting Issuer Proportionate Voting Shares to be issued to holders of Nevada Holdco Options;

“Resulting Issuer NH Warrants” means the warrants to acquire Resulting Issuer Subordinate Voting Shares to be issued by the Resulting Issuer to the Nevada Holdco Warrantholders;

“Resulting Issuer Notes” means the senior secured convertible notes to be issued by the Resulting Issuer to the Cannex Noteholders in the aggregate principal amount of US$32,000,000 in the form agreed upon between the Transacting Parties, acting reasonably;

“Resulting Issuer PP Warrants” means the warrants to acquire Resulting Issuer Subordinate Voting Shares to be issued by the Resulting Issuer to the Cannex PP Warrantholders;

“Resulting Issuer Proportionate Share Equity Incentive Plan” means the equity incentive plan of the Resulting Issuer for Resulting Issuer Proportionate Shares, the form of which is to be agreed upon between the Transacting Parties, each acting reasonably, and acceptable to the CSE and which is to be approved at each of the Nevada Holdco Meeting and the Cannex Meeting;

“Resulting Issuer Proportionate Voting Shares” means the class B proportionate voting shares in the capital of the Resulting Issuer, with the rights and restrictions as set forth in Schedule “K” to the Business Combination Agreement;

“Resulting Issuer Replacement Options” means the Resulting Issuer Replacement Options for Proportionate Voting Shares and the Resulting Issuer Replacement Options for Subordinate Voting Shares;

“Resulting Issuer Replacement Options for Proportionate Voting Shares” means the options to acquire Resulting Issuer Proportionate Voting Shares to be issued by the Resulting Issuer pursuant to the Resulting Issuer Proportionate Share Equity Incentive Plan to holders of Cannex Class A Share Options by the Resulting Issuer pursuant to the Resulting Issuer Equity Incentive Plans, each of which options will reflect an adjustment to the number of shares underlying each option in accordance with the Cannex Share Exchange Ratio;

“Resulting Issuer Replacement Options for Subordinate Voting Shares” means the options to acquire Resulting Issuer Subordinate Voting Shares to be issued to holders of Cannex Common Share Options by the Resulting Issuer pursuant to the Resulting Issuer Subordinate Share Equity Incentive Plan;

“Resulting Issuer Shares” means, collectively, the Resulting Issuer Subordinate Voting Shares, the Resulting Issuer Proportionate Voting Shares and the Resulting Issuer Multiple Voting Shares;

“Resulting Issuer Subordinate Share Equity Incentive Plan” means the equity incentive plan of the Resulting Issuer for Resulting Issuer Subordinate Voting Shares, the form of which is to be agreed upon between the Transacting Parties, each acting reasonably, and acceptable to the CSE and which is to be approved at each of the Nevada Holdco Meeting and the Cannex Meeting;

“Resulting Issuer Subordinate Voting Shares” means the subordinate voting shares in the capital of the Resulting Issuer, with the rights and restrictions as set forth in Schedule “K” to the Business Combination Agreement;

“Resulting Issuer Warrants” means the Resulting Issuer GG Warrants, the Resulting Issuer PP Warrants and the Resulting Issuer NH Warrants;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Transacting Parties” means Cannex and 4Front, and “Transacting Party” means either of them; and

“Withholding Obligation” shall have the meaning ascribed thereto in Section 5.4 of this Plan of Arrangement.

              In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2        Interpretation Not Affected by Headings

              For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)

“this Plan of Arrangement” means this Plan of Arrangement, including the recitals hereof, and not any particular Article, Section, Subsection or other subdivision or recital hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, Subsection, or other subdivision or recital hereof;

(c)

all references in this Plan of Arrangement to a designated “Article”, “Section”, “Subsection” or other subdivision or recital hereof are references to the designated Article, Section, Subsections or other subdivision or recital to, this Plan of Arrangement;

(d)

the division of this Plan of Arrangement into Articles, Sections, Subsections and other subdivisions or recitals and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

(e)

a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Plan of Arrangement means written approval, authorization or consent.

1.3        Number and Gender

              In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4        Date for any Action

              If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5        Currency

              Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6        Time

              Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in British Columbia, Canada unless otherwise stipulated herein.

ARTICLE 2
BUSINESS COMBINATION AGREEMENT

2.1        Business Combination Agreement

             This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Business Combination, which shall occur in the order set forth herein.

ARTICLE 3
THE BUSINESS COMBINATION

3.1        Binding Effect

             This Plan of Arrangement and the Business Combination shall, without any further act or formality required on the part of any Person, except as expressly provided herein, become effective at, and be binding at and after, the Effective Time on:

(a)	Nevada Holdco;

(b)	BC Newco;

(c)	Cannex;

(d)	the Resulting Issuer;

(e)	all registered and beneficial holders of BC Newco Shares;

(f)	all registered and beneficial holders of Nevada Holdco Shares, including Nevada Holdco Dissenting Shareholders;

(g)	all registered and beneficial holders of Nevada Holdco Warrants;

(h)	all registered and beneficial holders of Nevada Holdco Options;

(i)	all registered and beneficial holders of Cannex Shares, including Cannex Dissenting Shareholders;

(j)	all registered and beneficial holders of Cannex Options;

(k)	all registered and beneficial Cannex Warrantholders;

(l)	all registered and beneficial Cannex Noteholders;

(m)	all registered and beneficial holders of Resulting Issuer Shares;

(n)	all registered and beneficial holders of Resulting Issuer NH Replacement Options;

(o)	all registered and beneficial holders of Resulting Issuer Replacement Options;

(p)	all registered and beneficial holders of Resulting Issuer Warrants;

(q)	all registered and beneficial holders of Resulting Issuer Notes;

(r)	the registrar and transfer agent of the Resulting Issuer;

(s)	the Depositary; and

(t)	all other Persons served with notice of the final application to approve this Plan of Arrangement.

3.2        Arrangement

             Subject to receipt of the Final Order, on the Effective Date, commencing at the Effective Time, the following events or transactions shall occur and be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)

each Nevada Holdco Dissenting Share held by a Nevada Holdco Dissenting Shareholder in respect of which a Nevada Holdco Shareholder has validly exercised his, her or its Nevada Holdco Dissent Right shall be deemed to be transferred by such Nevada Holdco Dissenting Shareholder to Nevada Holdco (free and clear of any Liens of any nature whatsoever) in accordance with and for the consideration set forth in Article 4 hereof, and such Nevada Holdco Dissenting Shareholder shall cease to be a holder of such Nevada Holdco Share and his, her or its name shall be removed from the central securities register of Nevada Holdco as a holder of a Nevada Holdco Dissenting Share. Such Nevada Holdco Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Nevada Holdco Dissenting Shares to Nevada Holdco in accordance with this Subsection. Nevada Holdco shall be the holder of all of the Nevada Holdco Dissenting Shares transferred in accordance with this Subsection and such Nevada Holdco Shares will be cancelled and the central securities register of Nevada Holdco shall be revised accordingly;

(b)

one minute after 3.2(a) above, each Cannex Dissenting Share held by a Cannex Dissenting Shareholder in respect of which a Cannex Shareholder has validly exercised his, her or its Cannex Dissent Right shall be deemed to be transferred by such Cannex Dissenting Shareholder to Cannex (free and clear of any Liens of any nature whatsoever) in accordance with and for the consideration set forth in Article 4 hereof, and such Cannex Dissenting Shareholder shall cease to be a holder of such Cannex Share and his, her or its name shall be removed from the central securities register of Cannex as a holder of a Cannex Dissenting Share. Such Cannex Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Cannex Dissenting Shares to Cannex in accordance with this Subsection. Cannex shall be the holder of all of the Cannex Dissenting Shares transferred in accordance with this Subsection and such Cannex Shares will be cancelled and the central securities register of Cannex shall be revised accordingly;

(c)	one minute after 3.2(b) above, BC Newco and Nevada Holdco shall amalgamate to form the Resulting Issuer, with the same effect as if they had amalgamated under Section 269 of the BCBCA;

(i)

without limiting the generality of 3.2(c) above, BC Newco and Nevada Holdco shall amalgamate and continue as one company, the Resulting Issuer, under the terms and conditions prescribed in this Plan of Arrangement;

(ii)	the property, rights and interests of each of BC Newco and Nevada Holdco shall continue to be the property, rights and interests of the Resulting Issuer;

(iii)	the Resulting Issuer shall continue to be liable for the obligations of each of BC Newco and Nevada Holdco;

(iv)

the Resulting Issuer shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either BC Newco or Nevada Holdco before the BC Amalgamation has become effective;

(v)	a conviction against, or a ruling, order or judgment in favour of or against, either BC Newco or Nevada Holdco may be enforced by or against the Resulting Issuer;

(vi)	the board of directors of the Resulting Issuer shall be comprised of a minimum of three and a maximum of 10 directors and the initial five directors of the Resulting Issuer will be the Board Nominees;

(vii)

the notice of articles and articles of the Resulting Issuer shall be substantially in the form of the notice of articles and articles of Nevada Holdco following the Continuance and the registered office of the Resulting Issuer shall be the registered office of Nevada Holdco following the Continuance;

(viii)	each BC Newco Share held by a holder thereof will be cancelled and the holder’s name shall be removed from the register of holders of such BC

Newco Shares, and in consideration therefor, the holder thereof shall receive a fully paid and non-assessable Resulting Issuer Subordinate Voting Share on the basis of one Resulting Issuer Subordinate Voting Share for each BC Newco Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such BC Newco Share in accordance herewith;

(ix)

each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share held by a Nevada Holdco Shareholder will be cancelled and the holder’s name shall be removed from the register of holders of such Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and in consideration therefor, the holder thereof shall receive a Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share or Resulting Issuer Multiple Voting Share, as the case may be, upon the BC Amalgamation on the basis of one Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share and Resulting Issuer Multiple Voting Share for each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and the registered holder of the Nevada Holdco Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Nevada Holdco Shares in accordance herewith;

(x)

the amounts added to the stated capital of the Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares and Resulting Issuer Multiple Voting Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the corresponding class of Nevada Holdco Shares (other than the Nevada Holdco Shares held by Nevada Holdco Dissenting Shareholders) immediately prior to the Effective Time, and an additional amount equal to the paid-up capital of the BC Newco Shares immediately prior to the Effective Time shall be added to the stated capital of the Resulting Issuer Subordinate Voting Shares;

(xi)

each Nevada Holdco Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Nevada Holdco Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer NH Warrant in exchange for the termination of the rights and release of claims in respect of each Nevada Holdco NH Warrant terminated and cancelled. Each Resulting Issuer NH Warrant shall be exercisable into a Resulting Issuer Subordinate Voting Share and the exercise price per Resulting Issuer NH Warrant shall be adjusted accordingly, and any document evidencing a Nevada Holdco Warrant shall thereafter evidence and be deemed to evidence such Resulting Issuer NH Warrant. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer NH Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Nevada Holdco Warrant for which it was exchanged, and shall be governed by the terms of the Resulting Issuer NH Warrant and the former holder of such Nevada Holdco Warrants will cease to be the holder thereof or to have any rights as a holder of such Nevada Holdco Warrants; and

(xii)

each Nevada Holdco Option shall be terminated and cancelled and each holder of Nevada Holdco Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer NH Replacement Options in exchange for the termination of the rights and release of claims in respect of each Nevada Holdco Option terminated and cancelled. Each Resulting Issuer NH Replacement Option shall be exercisable into a Resulting Issuer Proportionate Voting Share. Such Resulting Issuer NH Replacement Options shall provide for an exercise price per Resulting Issuer NH Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Nevada Holdco Option, and any document evidencing a Nevada Holdco Option shall thereafter evidence and be deemed to evidence such Resulting Issuer NH Replacement Option for Proportionate Voting Shares. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer NH Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Nevada Holdco Option for which it was exchanged, and shall be governed by the terms of the Resulting Issuer Equity Incentive Plans, the former holder of such Nevada Holdco Options will cease to be the holder thereof or to have any rights as a holder of such Nevada Holdco Options, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Nevada Holdco Option. It is intended that subsection 7(1.4) of Tax Act and U.S. Treas. Reg. Secs. 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D), as applicable, apply to such exchange of Nevada Holdco Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Resulting Issuer NH Replacement Option will be increased such that the In-The-Money Amount of the Resulting Issuer NH Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Nevada Holdco Option (or a fraction thereof) exchanged for such Resulting Issuer NH Replacement Option immediately before the exchange;

(d)

one minute after 3.2(c) above, each Resulting Issuer Share held by the Initial BC Newco Shareholder shall, without any further action by or on behalf of the Initial BC Newco Shareholder, be, and shall be deemed to be, canceled and the holder’s name shall be removed from the register of holders of such Resulting Issuer Share, and in consideration therefor, the holder thereof shall receive a cash payment for such Resulting Issuer Share equal to $1.00;

(e)	one minute after 3.2(d) above, the CCGI Windup shall be, and shall be deemed to be, effected;

(f)

one minute after 3.2(e) above, each Cannex Common Share and Cannex Class A Share outstanding immediately prior to the Effective Time, shall be and shall be deemed to be transferred to the Resulting Issuer by the applicable Cannex Shareholder and the holder’s name shall be removed from the register of holders of such Cannex

Share, and in consideration therefor, the holder thereof shall receive fully paid and non-assessable Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, respectively, on the basis of the Cannex Share Exchange Ratio (rounded down to the nearest whole number); and

(i)

each Cannex Shareholder shall cease to be the holder of such Cannex Shares and to have any rights as a holder of such Cannex Shares other than the right to the Resulting Issuers Shares pursuant to this Section 3.2(f);

(ii)	the Resulting Issuer shall be, and shall be deemed to be, the transferee of such Cannex Shares; and

(iii)	the Resulting Issuer and Cannex shall make the appropriate entries in their securities registers to reflect the matters referred to in Section 3.2(f);

(g)

concurrently with 3.2(f) above, each Cannex PP Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Cannex PP Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer PP Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex PP Warrant terminated and cancelled. Each Resulting Issuer PP Warrant shall be exercisable for Resulting Issuer Subordinate Voting Shares based on the Cannex Share Exchange Ratio (such that, upon exercise, in lieu of each Cannex Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the holder shall receive Resulting Issuer Subordinate Voting Shares based on the Cannex Share Exchange Ratio). The Resulting Issuer PP Warrants shall provide for an exercise price per Resulting Issuer Warrant equal to the exercise price per Cannex PP Warrant, and any document evidencing a Cannex PP Warrant shall thereafter evidence and be deemed to evidence such Resulting Issuer PP Warrant. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer PP Warrant to be issued in exchange for a Cannex PP Warrant, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Cannex PP Warrant for which it was exchanged, and shall be governed by the terms of the Resulting Issuer PP Warrant and the former holder of such Cannex PP Warrants will cease to be the holder thereof or to have any rights as a holder of such Cannex PP Warrants;

(h)	concurrently with 3.2(f) above, the Cannex PP Warrants exchanged pursuant to Subsection 3.2(g) shall be cancelled without payment;

(i)

concurrently with 3.2(f) above, each Cannex GG Warrant shall be and shall be deemed to be terminated and cancelled and each holder of Cannex GG Warrants shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer GG Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex GG Warrant terminated and cancelled. Each Resulting Issuer GG Warrant shall be exercisable for Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio and the exercise price per Resulting Issuer GG Warrant shall be adjusted accordingly (such that, upon exercise, in lieu of each Cannex Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the holder shall receive Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio). All terms and conditions of the Resulting Issuer GG Warrant to be issued in exchange for a Cannex GG Warrant shall be governed by the terms of the certificate evidencing the Resulting Issuer GG Warrant and, upon exchange, the former holder of such Cannex GG Warrants will cease to be the holder thereof or to have any rights as a holder of such Cannex GG Warrants;

(j)	concurrently with 3.2(f) above, the Cannex GG Warrants exchanged pursuant to Subsection 3.2(i) shall be cancelled without payment;

(k)

concurrently with 3.2(f) above, each Cannex Note shall be and shall be deemed to be terminated and cancelled and each holder of Cannex Notes shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer Note in exchange for the termination of the rights and release of claims in respect of each Cannex Note terminated and cancelled. Each Resulting Issuer Note shall be convertible into Resulting Issuer Proportionate Voting Shares in accordance with the Cannex Share Exchange Ratio (such that, upon conversion, in lieu of each Cannex Share to which such holder was theretofore entitled upon such conversion, the holder shall receive Resulting Issuer Proportionate Voting Shares based on the Cannex Share Exchange Ratio) and any document evidencing a Cannex Note shall thereafter cease and terminate and will be replaced by a Resulting Issuer Note. All terms and conditions of a Resulting Issuer Note, shall be governed by the terms of the certificate evidencing the Resulting Issuer Note, and the former holder of such Cannex Note will cease to be the holder thereof or to have any rights as a holder of such Cannex Note;

(l)	concurrently with 3.2(f) above, the Cannex Notes exchanged pursuant to Subsection 3.2(k) shall be cancelled without payment;

(m)

concurrently with 3.2(f) above, each Cannex Option shall be terminated and cancelled and each holder of Cannex Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer Replacement Options in exchange for the termination of the rights and release of claims in respect of each Cannex Option terminated and cancelled, on the basis of the Cannex Option Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Resulting Issuer Replacement Option, then the number of Resulting Issuer Replacement Options otherwise issued shall be rounded down to the nearest whole number). Such Resulting Issuer Replacement Options shall provide for an exercise price per Resulting Issuer Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Cannex Share that would otherwise be payable pursuant to the Cannex Option it replaces is divided by (ii) the Cannex Share Exchange Ratio, and any document evidencing a Cannex Option shall thereafter evidence and be deemed to evidence such Resulting Issuer Replacement Options. Except as explicitly provided herein, all terms and conditions of a Resulting Issuer Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as those of the corresponding Cannex Option for which it was exchanged, and shall be governed by the terms of the applicable Resulting Issuer Equity Incentive Plan and the former holder of such Cannex Options will cease to be the holder thereof or to have any rights as a holder of such Cannex Options and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Cannex Option. It is intended that subsection 7(1.4) of Tax Act and U.S. Treas. Reg. Secs. 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D), as applicable, apply to such exchange of Cannex Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Resulting Issuer Replacement Option will be increased such that the In-The-Money Amount of the Resulting Issuer Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Cannex Option (or a fraction thereof) exchanged for such Resulting Issuer Replacement Option immediately before the exchange;

(n)	concurrently with 3.2(f) above, the Cannex Options exchanged pursuant to Subsection 3.2(m) shall be cancelled without payment; and

(o)	one minute after 3.2(f) above, the Cannex Windup shall be, and shall be deemed to be, effected;

provided that none of the foregoing events or transactions shall occur or be deemed to occur unless all of the foregoing occur or is deemed to occur.

3.3	Issuance of Additional Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares

(a)

Each holder of Resulting Issuer Replacement Options, Resulting Issuer NH Replacement Options, Resulting Issuer Notes, Resulting Issuer Warrants and Resulting Issuer NH Warrants shall be issued and shall receive, upon the exercise by such holder of such Resulting Issuer Replacement Options, Resulting Issuer NH Replacement Options, Resulting Issuer Notes, Resulting Issuer Warrants and Resulting Issuer NH Warrants in accordance with the terms thereof, Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares, as applicable.

(b)

Each holder of Resulting Issuer Proportionate Voting Shares, including holders of Resulting Issuer Replacement Options for Proportionate Voting Shares, Resulting Issuer NH Replacement Options, Resulting Issuer Notes, Resulting Issuer Warrants and Resulting Issuer NH Warrants that exercise or convert such shares, options, notes or warrants shall be issued and shall receive, upon the conversion or exercise by such holder of such Resulting Issuer Proportionate Voting Shares, Resulting Issuer Replacement Options, Resulting Issuer NH Replacement Options, Resulting Issuer Notes, Resulting Issuer Warrants or Resulting Issuer NH Warrants, as the case may be, in accordance with the special rights and restrictions attached to the Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares in accordance with the special rights and restrictions attached to the Resulting Issuer Proportionate Voting Shares.

(c)

Each holder of Resulting Issuer Multiple Voting Shares shall be issued and shall receive, upon the conversion by such holder of such Resulting Issuer Multiple Voting Shares in accordance with the special rights and restrictions attached to the Resulting Issuer Multiple Voting Shares, Resulting Issuer Subordinate Voting Shares in accordance with the special rights and restrictions attached to the Resulting Issuer Multiple Voting Shares.

3.4        Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, the Resulting Issuer shall deliver or arrange to be delivered to the Depository such number of Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares and Resulting Issuer Multiple Voting Shares in certificated or book-entry form required to be issued.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed and executed Nevada Holdco Letter of Transmittal or Cannex Letter of Transmittal, if applicable, by a registered former Nevada Holdco Shareholder or Cannex Shareholder, as the case may be, together with certificates, or in the case of shares in book-entry form or uncertificated form, an “agent’s message”, representing Nevada Holdco

Shares or Cannex Shares and such other documents as the Depository may require, the Depositary shall deliver to former Nevada Holdco Shareholders and former Cannex Shareholders, as applicable, Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares, or Resulting Issuer Multiple Voting Shares, as the case may be, in accordance with the provisions of this Plan of Arrangement, in certificated or book-entry form to which they are entitled.

3.5        No Fractional Resulting Issuer Securities

             In no event shall any Nevada Holdco Shareholder, Nevada Holdco Optionholder, Cannex Shareholder, Cannex Optionholder, Cannex Warrantholder, or Cannex Noteholder be entitled to a fractional security of the Resulting Issuer. Where the aggregate number of securities of the Resulting Issuer to be issued under this Business Combination would result in a fraction of securities of the Resulting Issuer being issuable, the number of securities of the Resulting Issuer to be received shall be rounded down to the nearest whole Resulting Issuer Share or other Resulting Issuer security, as the case may be, except to the extent that such rounding would materially and adversely affect the intended tax treatment set forth in Section 2.15 of the Business Combination Agreement.

ARTICLE 4
DISSENT RIGHTS

4.1        Rights of Dissent

(a)	Subject to Section 4.1(c), registered holders of Nevada Holdco Shares that duly exercise the Nevada Holdco Dissent Rights and are ultimately:

(i)

determined to be entitled to be paid fair value for their Nevada Holdco Dissenting Shares by Nevada Holdco (which fair value, notwithstanding anything to the contrary contained in the NRS, shall be determined as of the close of business on the day before the Effective Date), shall be deemed to have irrevocably transferred their Nevada Holdco Dissenting Shares to Nevada Holdco in exchange for the right to be paid fair value for such Nevada Holdco Dissenting Shares, and Nevada Holdco shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Nevada Holdco Dissenting Shares; or

(ii)

determined not to be entitled to be paid fair value for their Nevada Holdco Dissenting Shares by Nevada Holdco, for any reason, shall be deemed to have participated in the Arrangement on the same basis as a registered holder of a Nevada Holdco Share that has not exercised the Nevada Holdco Dissent Rights.

(b)	Subject to 4.1(c), registered holders of Cannex Shares that duly exercise the Cannex Dissent Rights and are ultimately:

(i)

determined to be entitled to be paid fair value for their Cannex Dissenting Shares by Cannex (which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Effective Date), shall be deemed to have irrevocably transferred their Cannex Dissenting Shares to Cannex in exchange for the right to be paid fair value for such Cannex Dissenting Shares, and the Resulting Issuer shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Cannex Dissenting Shares from the Cannex Escrow Fund; or

(ii)

determined not to be entitled to be paid fair value for their Cannex Dissenting Shares by Cannex, for any reason, shall be deemed to have participated in the Arrangement on the same basis as a registered holder of a Cannex Share that has not exercised the Cannex Dissent Rights.

(c)

In no circumstances shall the Resulting Issuer, Nevada Holdco, Cannex, or any other person be required to recognize a person purporting to exercise Nevada Holdco Dissent Rights or Cannex Dissent Rights, as the case maybe, after the completion of the step contemplated by Section 3.2(b), and each such Person who has exercised Nevada Holdco Dissent Rights or Cannex Dissent Rights will cease to be entitled to the rights of the registered holders of Nevada Holdco Shares or the Cannex Shares, respectively, in respect of the shares in relation to which such Person has exercised such dissent rights, and the register for the Nevada Holdco Shares and the Cannex Shares, as applicable, will be amended to reflect that such former holder is no longer the holder of such shares as and from the completion of the step set forth in Section 3.2(b).

In addition to any other restrictions under the Interim Order and Section 238 of the BCBCA, and for greater certainty, (A) Nevada Holdco Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Nevada Holdco Business Combination Resolution shall not be entitled to exercise Nevada Holdco Dissent Rights; and (B) Cannex Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Cannex Component of the Business Combination Resolution shall not be entitled to exercise Cannex Dissent Rights.

ARTICLE 5
DELIVERY OF SHARES

5.1	Delivery of Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares and Resulting Issuer Multiple Voting Shares

              Subject to Section 5.4:

(a)

Upon surrender to the Depository for cancellation of a certificate, if any, evidencing the surrender of such shares, that immediately before the Effective Time were deemed to have represented one or more outstanding Nevada Holdco Shares that were exchanged for Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares, together with the duly completed and executed Nevada Holdco Letter of Transmittal with respect to such shares and such other documents and instruments as would have been required to effect the exchange of the Nevada Holdco Shares under the BCBCA and the articles of Nevada Holdco and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered Nevada Holdco Shares shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, such number of Resulting Issuer Subordinate Voting Shares, Resulting Issuer Proportionate Voting Shares or Resulting Issuer Multiple Voting Shares in certificated form or book-entry form that such holder is entitled to receive pursuant to this Plan of Arrangement.

(b)

Upon surrender to the Depository for cancellation of a certificate, if any, or in the case of Cannex Shares in uncertificated or book-entry form, an “agent’s message” evidencing the surrender of such shares, that immediately before the Effective Time represented one or more outstanding Cannex Shares together with the duly completed and executed Cannex Letter of Transmittal with respect to such shares and such other documents and instruments as would have been required under the BCBCA and the notice of articles and articles of Cannex and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered Cannex Shares shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, the Resulting Issuer Subordinate Voting Shares and/or the Resulting Issuer Proportionate Voting Shares, in certificated or book-entry form, that such holder is entitled to receive in accordance with this Plan of Arrangement.

(c)

After the effective time of the amalgamation described in Section 3.2(c) and until surrendered for cancellation as contemplated by Subsection 5.1(a) hereof, each Nevada Holdco Share (other than Nevada Holdco Shares held immediately prior to such time by Nevada Holdco Dissenting Shareholders), and any certificates deemed to represent such Nevada Holdco Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Resulting Issuer Shares that the holder is entitled to receive in accordance with this Plan of Arrangement.

(d)

After the effective time of the exchange described in Section 3.2(f) and until surrendered for cancellation as contemplated by Subsection 5.1(b) hereof, each Cannex Share (other than Cannex Shares held immediately prior to such time by Cannex Dissenting Shareholders) shall be deemed at all times to represent only the right to receive in exchange therefor the Resulting Issuer Subordinate Voting Shares and/or the Resulting Issuer Proportionate Voting Shares that the holder is entitled to receive in accordance with this Plan of Arrangement.

5.2        Lost Certificates

              If any certificate, that immediately prior to the Effective Time represented, or was deemed to represent, one or more outstanding Nevada Holdco Shares, Nevada Holdco Options, Nevada Holdco Warrants, Cannex Shares, Cannex Warrants, Cannex Notes or Cannex Options shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, and the receipt by the Depositary of a Nevada Holdco Letter of Transmittal or Cannex Letter of Transmittal, as applicable, the Depository shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration give a bond satisfactory to the Resulting Issuer, Nevada Holdco or Cannex, as applicable, and the Depository (acting reasonably) in such amount as the Resulting Issuer, Nevada Holdco or Cannex, as applicable, and the Depository (acting reasonably) may direct, or otherwise indemnify the Resulting Issuer, Nevada Holdco or Cannex, as applicable, and the Depository in a manner satisfactory to the Resulting Issuer, Nevada Holdco or Cannex, as applicable, and the Depository, acting reasonably, against any claim that may be made against the Resulting Issuer, Nevada Holdco, Cannex, or the Depository, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Resulting Issuer, Nevada Holdco or Cannex, as applicable.

5.3 Distributions with Respect to Unsurrendered Shares

     No dividend or other distribution declared or made after the Effective Time with respect to the Resulting Issuer with a record date after the Effective Time shall be delivered to any former Nevada Holdco Shareholder or former Cannex Shareholder, unless and until the holder shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to the Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares or Resulting Issuer Multiple Voting Shares net of any amount deducted or withheld therefrom in accordance with Section 5.4 hereof.

5.4 Withholding Rights

     The Resulting Issuer, Nevada Holdco or Cannex, and the Depository shall deduct and withhold from all distributions or payments otherwise payable to any former Nevada Holdco Shareholder or former

Cannex Shareholder (an “Affected Person”) any amounts required to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign Law or treaty, in each case, as amended (a “Withholding Obligation”).

To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. The Resulting Issuer, Nevada Holdco or Cannex and the Depository shall also have the right to:

(a)	withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)

require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to the Resulting Issuer, Nevada Holdco, Cannex or the Depository as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction);

             such number of Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares and Resulting Issuer Multiple Voting Shares, issued or issuable to such Affected Person pursuant to the Business Combination as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Resulting Issuer Proportionate Voting Shares, Resulting Issuer Subordinate Voting Shares, or Resulting Issuer Multiple Voting Shares, as applicable, shall be effected on a public market in accordance with applicable securities Laws, and as soon as practicable following the Effective Date. None of the Resulting Issuer, the Depository or the broker will be liable for any loss arising out of any sale of such Resulting Issuer Shares including any loss relating to the manner or timing of such sales, the prices at which Resulting Issuer Shares are sold or otherwise. The Resulting Issuer and the Depository shall provide prior written notice of any intention to deduct or withhold under applicable Withholding Obligations from any distributions or payments otherwise payable to any Affected Person so as to give each such Affected Person the reasonable opportunity to provide the Resulting Issuer and the Depository with any information or documentation sufficient to reduce or eliminate such Withholding Obligations.

             If the Resulting Issuer, Nevada Holdco, Cannex or the Depository deducts or withholds any amount (or any Resulting Issuer Shares, as the case may be) pursuant to this Section 5.4, then:

(a)

the Resulting Issuer, Nevada Holdco, Cannex or the Depository, as applicable, shall pay the full amount required to be deducted to the appropriate taxing authority on a timely basis and in accordance with applicable Law; and

(b)

as soon as practicable after payment of such amount to the appropriate taxing authority, the Resulting Issuer, Nevada Holdco, Cannex or the Depository, as applicable, shall deliver to the Affected Person the original or certified copy of a receipt issued by such taxing authority evidencing such payment, and a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Affected Person.

              Any agreement entered into in connection with the Depository’s engagement shall require the Depository to take such actions that are set forth in this section.

5.5        Limitation and Proscription

             To the extent that a former Nevada Holdco Shareholder or Cannex Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Resulting Issuer Shares that such former Nevada Holdco Shareholder or Cannex Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital or other consideration in respect thereof and the Resulting Issuer Shares to which such former Nevada Holdco or Cannex Shareholder was entitled, shall be delivered to the Resulting Issuer by the Depository and certificates representing Resulting Issuer Shares shall be cancelled by the Resulting Issuer, and the interest of the former Nevada Holdco Shareholder or Cannex Shareholder, in such Resulting Issuer Shares to which it was entitled shall be terminated as of such final proscription date for no consideration.

5.6        No Liens

             Any exchange, issuance or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens of any kind.

5.7        No Liability

             None of Nevada Holdco, Cannex, the Resulting Issuer or the Depositary shall be liable to any Person in respect of any payment of consideration otherwise payable pursuant to this Plan of Arrangement properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any certificate, instrument or agreement representing shares, options, notes or warrants shall not have been surrendered, and an affidavit with respect thereto shall not have been delivered pursuant to Section 5.2, immediately prior to the date on which any consideration to be paid upon surrender of such certificate, instrument or agreement representing share, option, note or warrant would otherwise escheat to or become the property of any Governmental Entity, any such consideration shall, to the extent permitted by applicable Law, become the property of the Resulting Issuer, free and clear of all claims of or interest of any Person previously entitled thereto.

5.8        Paramountcy

             From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Nevada Holdco Shares, Nevada Holdco Options, Nevada Holdco Warrants, Cannex Shares, Cannex Notes, Cannex Warrants, Cannex Options, Resulting Issuer Shares, Resulting Issuer Warrants, Resulting Issuer Notes and Resulting Issuer Options issued prior to the Effective Time or pursuant to this Plan of Arrangement; (ii) the rights and obligations of the Resulting Issuer, Nevada Holdco, Cannex, the Depository, the registered holders of Resulting Issuer Shares, Nevada Holdco Shares, Nevada Holdco Options, Nevada Holdco Warrants, Cannex Shares, Cannex Options, Cannex Warrants, Cannex Notes, Resulting Issuer Warrants, Resulting Issuer Notes and Resulting Issuer Options and any transfer agent or other Depository in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to the Resulting Issuer Shares, Nevada Holdco Shares, Nevada Holdco Options, Nevada Holdco Warrants, Cannex Shares, Cannex Warrants, Cannex Notes and Cannex Options, shall be deemed to have been exchanged, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1        Amendments to Plan of Arrangement

(a)

The Parties reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by each of the Parties; (iii) filed with the Court and, if made following the Nevada Holdco Meeting or the Cannex Meeting, approved by the Court; and (iv) communicated to holders or former holders of Nevada Holdco securities or Cannex securities if and as required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties prior to the Nevada Holdco Meeting and the Cannex Meeting; provided, however, that the Parties shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Nevada Holdco Meeting and the Cannex Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Nevada Holdco Meeting or the Cannex Meeting shall be effective only if: (i) it is consented to in writing by the Parties; (ii) it is filed with the Court (other than amendments contemplated in Subsection 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by Nevada Holdco Shareholders or Cannex Shareholders, as applicable, voting or consenting, as the case may be, in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Parties without the approval of or communication to the Court or the Nevada Holdco Shareholders or the Cannex Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Parties is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Nevada Holdco Shareholders or the Cannex Shareholders, as applicable.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Business Combination Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1        Further Assurances

             Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Business Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX D
CANNEX FAIRNESS OPINION

See attached.

D-1

February 27, 2019

Board of Directors of
Cannex Capital Holdings Inc. (the “Board”)
1241 Alberni Street
Vancouver, BC V6E 4R4

To the Board:

Beacon Securities Limited (“Beacon”) understands that Cannex Capital Holdings Inc. (“Cannex”) intends to enter into a business combination agreement (the “Definitive Agreement”) with 4Front Holdings, LLC (“4Front”) and certain related entities of Cannex and 4Front, providing for, among other things, the business combination (the “Business Combination”) of Cannex and 4Front by way of a court-approved plan of arrangement (the “Arrangement”). On completion of the Business Combination: (i) former holders of Cannex Common Shares are expected to hold approximately 78.4% of the outstanding Subordinate Voting Shares of the resulting issuer (the “Resulting Issuer”); and (ii) former holders of Cannex Class A Shares are expected to hold approximately 24.3% of the outstanding Proportionate Voting Shares of the Resulting Issuer. In aggregate, Cannex shareholders are expected to hold approximately 36.6% of the outstanding shares of the Resulting Issuer (on an as-converted, undiluted basis).

Cannex has retained Beacon to, among other things, prepare and deliver an opinion (the “Opinion”) to the Board as to the fairness, from a financial point of view, of the consideration to be received by Cannex shareholders pursuant to the Business Combination.

Beacon Engagement and Background

Beacon was first contacted regarding the Arrangement on November 7, 2018. Beacon was formally engaged by Cannex pursuant to an agreement between Cannex and Beacon dated November 28, 2018 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, Beacon has agreed to prepare and deliver the Opinion to the Board in connection with the Arrangement during the term of the Engagement Agreement. The terms of the Engagement Agreement provide that Beacon is to be paid a fixed fee for providing the Opinion, payable on the earlier of the oral or written submission of the Opinion. Cannex has also agreed to reimburse all reasonable out–of-pocket expenses incurred by Beacon in connection with its engagement under the Engagement Agreement. In addition, Cannex has agreed to indemnify Beacon, its affiliates, and their respective present and former directors, officers, employees and agents against certain losses, claims, damages and liabilities arising from the Engagement Agreement. The fee payable to Beacon in connection with the Opinion is not contingent upon the completion of the Arrangement.

Subject to the terms of the Engagement Agreement, Beacon consents to the inclusion of the Opinion in its entirety, together with a summary thereof in a form acceptable to Beacon, acting reasonably, in any notice of meeting and management information circular of Cannex, if such document is required to be mailed to shareholders of Cannex in connection with seeking their approval of the Arrangement (the “Circular”) and documents filed with the securities commissions or similar regulatory authorities in each relevant province of Canada.

1 of 9

Board of Directors of
Cannex Capital Holdings Inc.	Page 2 of 9

Credentials and Independence of Beacon

Beacon is a Canadian independent investment banking firm with a sales, trading, research and corporate finance focus providing services for both institutional investors and corporations. Beacon was founded in 1988 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and Investment Industry Regulatory Organization of Canada. Beacon has participated in many transactions involving both public and private companies.

The Opinion expressed herein represents the opinion of Beacon and the form and content thereof have been approved for release by a committee of directors and other professionals of Beacon, each of whom is experienced in mergers, business combinations, divestitures, valuation and fairness opinion matters.

None of Beacon, its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules or policies promulgated thereunder) of Cannex or 4Front or any of their respective subsidiaries, associates or affiliates (collectively, the “Interested Parties”).

As of the date hereof, Beacon:

  and/or its officers, directors and/or employees own, directly or indirectly, common shares, warrants and compensation options which in aggregate represent less than 1% of the issued and outstanding common shares of Cannex on a fully-diluted basis;

  and/or its officers, directors and/or employees own, directly or indirectly, units which in aggregate represent less than 1% of the issued and outstanding units of 4Front on a fully-diluted basis;

  has not been engaged as an advisor to any person or company other than the Board with respect to the Arrangement;

  has not provided any financial advisory services to 4Front, or any of its respective associates or affiliates, for which it has received compensation;

  has participated in a financing by Cannex in which Beacon acted as lead agent and for which Beacon received a customary agency commission; and

  has provided financial advisory services to Cannex for which it has received a customary advisory compensation.

Other than as set forth above, there are no understandings, agreements or commitments between Beacon and the Interested Parties with respect to any future financial advisory or investment banking services which would be material to the Opinion. Beacon may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time.

During the ordinary course of business, Beacon may actively trade common shares and other securities of the Interested Parties for its own account and for the accounts of its clients and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors of
Cannex Capital Holdings Inc.	Page 3 of 9

As an investment dealer, Beacon conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including those related to any of Cannex, 4Front or the Arrangement, in compliance with applicable laws, regulations, policies and rules.

Scope of the Review

In connection with rendering this Opinion, Beacon has reviewed and relied upon and in some cases carried out, among other things, the following:

i.	The executed letter of intent among Cannex and 4Front dated November 25, 2018;

ii.	A draft of the Definitive Agreement and related exhibits and schedules dated February 25, 2019 (together with disclosure letters relating thereto);

iii.	A draft of the voting agreement to be entered into by management, directors and certain shareholders of Cannex in connection with the Business Combination;

iv.	A draft management information circular to be delivered to shareholders of Cannex in connection with the Arrangement;

v.

Cannex’s audited consolidated financial statements, which comprise the consolidated statements of financial position of Cannex as at April 30, 2018 and September 30, 2017 and the consolidated statements of comprehensive loss, cash flow and equity for the period from formation on February 23, 2017 to September 30, 2017 and the seven months ended April 30, 2018;

vi.	Cannex’s management’s discussion and analysis for the period ended April 30, 2018;

vii.	Cannex’s unaudited condensed consolidated interim financial statements and management’s discussion and analysis as at and for the six months ended October 31, 2018;

viii.	Cannex’s notice of meeting and management information circular dated November 14, 2018;

ix.

Cannex’s Listing Statement dated March 12, 2018, which incorporates (i) Cannex Capital Group Inc.’s audited consolidated financial statements and management’s discussion and analysis for the period from incorporation on February 27, 2017 to September 30, 2017, and (ii) BrightLeaf Development LLC’s (“BrightLeaf”) audited consolidated financial statements and management’s discussion and analysis for the period from incorporation on April 4, 2017 to September 30, 2017;

x.

The Securities Purchase Agreement dated November 21, 2018 among Cannex, Cannex Holdings (Nevada) Inc., a wholly-owned subsidiary of Cannex, and certain investment vehicle entities of Gotham Green Partners, LLC (collectively, “Gotham Green”);

xi.

The letter of intent between Cannex and Pure Ratio Holdings, Inc. (“Pure Ratios”) providing for the acquisition of Pure Ratios by Cannex, as well as certain internal forecasts and budgets of Pure Ratios;

xii.	Cannex’s press releases and other public documents filed by Cannex on the System for Electronic Document Analysis and Retrieval (“SEDAR”) for the one year period ending February 27, 2019;

Board of Directors of
Cannex Capital Holdings Inc.	Page 4 of 9

xiii.	Cannex’s corporate presentation as posted on Cannex’s corporate website dated February 2019;

xiv.

Certain internal financial, operational, corporate and other information prepared or provided by the management teams of Cannex and 4Front or their respective third-party advisors relating to the business, operations and financial condition of Cannex and 4Front;

xv.	Certain internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of the management teams of Cannex and 4Front;

xvi.	Certain non-public information in respect of Cannex contained in Cannex’s data room;

xvii.	Various verbal and oral representations obtained from senior representatives of Cannex and 4Front as to matters of fact considered by Beacon to be relevant;

xviii.	Selected public market trading statistics and relevant business and financial information of Cannex and other comparable publicly traded entities;

xix.	Various reports published by equity research analysts and industry sources deemed relevant by Beacon;

xx.	Information with respect to selected precedent transactions considered by Beacon to be relevant;

xxi.	Such other corporate, industry and financial market information, investigations and analyses as Beacon considered necessary or appropriate in the circumstances; and

xxii.

Representations contained in a certificate addressed to Beacon and dated the date hereof, from senior officers of Cannex as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based and certain other matters.

In addition, Beacon conducted site visits of 4Front’s facilities on January 2-4, 2019 in connection with this engagement. Beacon has also participated in discussions with members of Cannex’s senior management regarding Cannex’s past and current business operations and Cannex’s financial condition and prospects.

Beacon has also participated in various discussions with McMillan LLP, legal counsel to Cannex, concerning the Business Combination, the Definitive Agreement and related matters. Beacon has not, to the best of its knowledge, been denied access by Cannex or 4Front to any information requested.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Beacon has not been asked to prepare and has not prepared a formal valuation or appraisal of Cannex or 4Front or any of their respective securities or assets and the Opinion should not be construed as such. Beacon has relied upon the advice of counsel to Cannex that the Business Combination is not subject to the formal valuation requirements of MI 61-101. Beacon has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which securities of Cannex may trade at any future date. Beacon is not a legal, tax or accounting expert, has not been engaged to review any legal, tax or accounting aspects of the Business Combination and expresses no opinion concerning any legal, tax or accounting matters concerning the Business Combination. Without limiting the generality of the foregoing, Beacon has not reviewed and is not opining upon the tax treatment under the Arrangement to the shareholders of Cannex. Beacon has relied upon, without independent verification, the assessment by Cannex and its legal and tax advisors with respect to such matters.

Board of Directors of
Cannex Capital Holdings Inc.	Page 5 of 9

With the approval of the Board and as provided in the Engagement Agreement, Beacon has relied, without independent verification, upon all financial and other information, data, advice, opinions and representations that were obtained from public sources or that were provided to Beacon by Cannex and its respective affiliates, associates, advisors or otherwise and has relied upon the representations of management of Cannex to confirm that the share exchange ratio agreed to between the parties to the Business Combination and the consideration to be received by shareholders of Cannex pursuant to the Arrangement appropriately reflects (i) all material information relating to Cannex, 4Front and their respective businesses, operations and assets; and (ii) the premium associated with providing voting control to shareholders of 4Front in the Resulting Issuer. Beacon has assumed that such information, data, advice, opinions and representations were complete, accurate and fairly presented as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make such information, data, advice, opinions and representations not misleading. This Opinion is conditional upon such completeness, accuracy and fair presentation. In accordance with the terms of Beacon’s engagement, but subject to the exercise of its professional judgment, Beacon has not conducted any independent investigation to verify the completeness, accuracy or fair presentation of such information, data, advice, opinions or representations. With respect to the financial forecasts and budgets provided to Beacon and used in its analysis, Beacon has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cannex as to the matters covered thereby. Beacon did not meet with the auditors of Cannex or 4Front and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Cannex and 4Front and the reports of the auditors thereon.

Senior officers of Cannex have represented to Beacon, in a certificate dated as at February 27, 2019, among other things, that (i) the information, data, advice, opinions, representations and other materials, whether in written, electronic or oral form (the “Information”) provided to Beacon by, or on behalf of, Cannex was, at the date the Information was provided to us, and is, as at the date hereof, complete, true and correct in all material respects, that the Information did not contain any untrue statement of a material fact or omit to state a material fact in respect of Cannex, its associates, affiliates or subsidiaries (as those terms are defined in the Securities Act (Ontario)) necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made and since the date of the Information, (ii) except as publicly disclosed, there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect except to the extent disclosed in subsequent Information and that since the dates on which the Information was provided to Beacon, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Cannex or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (iii) any portions of the Information provided to Beacon which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of Cannex, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

This Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of the Opinion and the conditions and prospects, financial and otherwise, of Cannex as they were reflected in the Information reviewed by Beacon and as they were represented to Beacon in its discussions with management of Cannex and its affiliates and advisors. In the analysis and in preparing the Opinion, Beacon has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Beacon, Cannex, 4Front and any other party involved in connection with the Business Combination.

Board of Directors of
Cannex Capital Holdings Inc.	Page 6 of 9

Beacon has not been requested to identify, solicit, consider or develop any potential alternatives to the Arrangement.

Beacon has assumed that (i) the final executed form of the Definitive Agreement (including the schedules and the disclosure letter relating thereto) will not vary in any material respect from the draft dated February 25, 2019 that Beacon reviewed; (ii) the representations and warranties made by the parties in the Definitive Agreement are true and correct; (iii) all the conditions required to complete the Business Combination will be met and that the Arrangement will be completed in accordance with the terms of the Definitive Agreement without waiver, modification or amendment to any term or condition that is material to Beacon’s analyses; (iv) the Definitive Agreement and the Circular will disclose all material facts relating to the Transaction and will satisfy all applicable legal requirements; and (v) the acquisition of Pure Ratios by Cannex will be completed on the terms contemplated in the letter of intent dated February 22, 2019 that Beacon reviewed.

The Opinion has been provided for the use of the Board for their exclusive use only in considering the Business Combination and, except for inclusion of the Opinion in its entirety (and/or a summary thereof in a form acceptable to Beacon) in the Circular, may not be published, disclosed or relied upon by any other person, or used for any other purpose, without Beacon’s prior written consent. Except as expressly provided herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without Beacon’s prior written consent.

The Opinion is not intended to be and does not constitute a recommendation to any Cannex securityholder to accept or reject the Business Combination, nor as an opinion concerning the trading price or value of securities of Cannex (including the Resulting Issuer) following the announcement, completion or termination of the Business Combination. In addition, the Opinion does not address the relative merits of the Arrangement as compared to other business strategies or any other possible transaction for the sale or merger of Cannex or any other possible transaction involving Cannex, its assets or its securities. The Opinion does not address the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of Cannex or class of such persons, relative to the consideration to be received by the shareholders of Cannex pursuant to the Arrangement. Beacon expresses no opinion as to whether the Arrangement is consistent with the best interests of shareholders of Cannex.

The Opinion is given as of the date hereof and, although Beacon reserves the right to change or withdraw the Opinion, Beacon disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Beacon’s attention after the date hereof or to update the Opinion after such date. The Opinion is limited to Beacon’s understanding of the Business Combination and the Arrangement as of the date hereof and Beacon assumes no obligation to update the Opinion to take into account any changes regarding the Business Combination or the Arrangement after the date hereof.

In preparing the Opinion, Beacon performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Beacon made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Beacon believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying its analyses and the Opinion.

Board of Directors of
Cannex Capital Holdings Inc.	Page 7 of 9

In its analyses, Beacon considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of Cannex and 4Front. No company, transaction or business used in Beacon's analyses as a comparison is identical to Cannex, 4Front or the Business Combination, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analysed. The estimates contained in Beacon’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Beacon's analyses and estimates are inherently subject to substantial uncertainty. The Opinion should be read in its entirety. The Opinion is conditional upon the correctness of all of the assumptions indicated herein.

Cannex Overview

Cannex, through its wholly-owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. Cannex has operations in Washington State and a corporate head office in Vancouver, British Columbia, Canada.

Cannex’s common shares are listed and posted for trading on the Canadian Securities Exchange (“CSE”) under the symbol “CNNX” and the OTCQX under the symbol “CNXXF”.

4Front Overview

4Front is a retail and brand development company in the U.S cannabis industry. 4Front has developed a national platform that consists of a multi-state footprint, including a network of branded retail operations with dispensaries in Illinois, Maryland, Massachusetts and Pennsylvania and associated production facilities. 4Front also provides consulting services in areas related to the cannabis sector, including cultivation, retail distribution, production and technology.

4Front is a private company and, accordingly, there is currently no market for its securities.

Fairness Methodology

In connection with this Opinion, Beacon has performed a variety of financial and comparative analyses, including those described below. In arriving at this Opinion, Beacon has weighted each of these analyses based on its experience and judgement.

Board of Directors of
Cannex Capital Holdings Inc.	Page 8 of 9

In assessing the fairness of the consideration to be received under the Arrangement, from a financial point of view, Beacon considered, among other factors, the following items and methodologies:

i.	Comparable company analysis;
ii.	Precedent transactions analysis;
iii.	Historical share price trading analysis;
iv.	Balance sheet analysis;
v.	Equity research analyst analyses and share price targets; and
vi.	Other.

Comparable Company Analysis

Beacon reviewed publicly available information on selected public companies comparable to Cannex and 4Front to derive valuation multiples for such companies based on the market trading prices of their common shares. Beacon considered enterprise value to 2019E and 2020E revenue and enterprise value to 2019E and 2020E earnings before interest, taxes, depreciation and amortization metrics to be the primary valuation multiples when applying the comparable multiples methodology to Cannex and 4Front. To reflect the premium paid in a transaction for a change of control, Beacon adjusted the implied share price range upwards by a control premium based on a sample of historical transactions in the cannabis sector.

Precedent Transactions Analysis

Precedent Transactions Multiple Analysis

Beacon reviewed publicly available information on selected merger and acquisition transactions in the cannabis sector to derive valuation multiples. Precedent transaction analysis included transactions in Canada and the United States announced since 2015 with transaction values between US$50 million and US$3 billion. Beacon considered enterprise value to revenue and enterprise value to earnings before interest, taxes, depreciation and amortization metrics to be the primary valuation multiples when applying the precedent transaction multiples methodology to Cannex.

Precedent Transactions Percentage Premium Analysis

Beacon reviewed the implied transaction percentage premiums of selected merger and acquisition transactions of publicly traded cannabis companies in Canada and the United States. Specifically, Beacon considered the implied transaction percentage premiums to spot price, 5-day volume weighted average trading price (“VWAP”) and 20-day VWAP.

Historical Share Price Trading Analysis

Beacon reviewed the historical stock prices of Cannex’s common shares. Beacon specifically reviewed the 1-day, 5-day, 10-day, 20-day, 30-day, 45-day, 60-day, 90-day and 120-day volume weighted average trading price prior to the date of the announcement of the Arrangement.

Balance Sheet Analysis

Beacon reviewed the most recent audited and unaudited financial statements for Cannex and 4Front.

Primarily, Beacon considered Cannex and 4Front’s respective liquidity, cash and working capital positions.

Equity Research Analyst Analyses and Share Price Targets

Board of Directors of
Cannex Capital Holdings Inc.	Page 9 of 9

Beacon reviewed the most recent available investment dealer and analyst research on Cannex and the cannabis industry, considering, among other things, analyst forecasts, analyst target prices, market sizes and industry trends.

Other

Beacon considered other qualitative factors with respect to the Arrangement, including, but not limited to, the strategic fit of Cannex within 4Front’s portfolio and any potential synergies that may result. Beacon also considered the different risks to which Cannex and 4Front are currently exposed. The primary qualitative factors Beacon considered in its analysis as they relate to Cannex, 4Front and the Resulting Issuer were business prospects, access to capital, market position, market competitiveness, investor awareness and multiple expansion.

Conclusion

Based upon and subject to the foregoing and such other factors as Beacon considered relevant, Beacon is of the opinion that, as of the date hereof, the consideration to be received by shareholders of Cannex pursuant to the Arrangement is fair, from a financial point of view, to such shareholders of Cannex.

Yours very truly,

Beacon Securities Limited

APPENDIX E
PETITION AND INTERIM ORDER

E-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

NO. S-193026
VANCOUVER REGISTRY

MAR 20 2019

IN THE SUPREME COURT OF BRITISH COLUMBIA

PETITIONERS

AND

PETITION TO THE COURT

This proceeding has been started by the petitioners for the relief set out in Part 1 below, by

If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioners

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioners,

(a) if you were served with the petition anywhere in Canada, within 21 days after that service,

(b) if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c) if you were served with the petition anywhere else, within 49 days after that service, or

(d) if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1
(2)

The ADDRESS FOR SERVICE of the petitioners, 1196260 B.C. Ltd. and 4Front Corp.  is:
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, British Columbia  V6C 0A3
Attention:  Mark Pontin

The ADDRESS FOR SERVICE of the petitioner, Cannex Capital Holdings Inc. is:
1055 West Georgia Street, #1500, Vancouver B.C. V6E 4N7

Fax number address for service (if any) of the petitioner, 1196260 B.C. Ltd. and 4Front Corp.  is:

(604)631-3232

Fax number address for service (if any) of the petitioner, Cannex Capital Holdings Inc. is: N/A

E-mail address for service (if any) of the petitioners: N/A
(3)

The name and office address of the lawyer of the petitioners, 1196260 B.C. Ltd. and 4Front Corp.  is:
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, British Columbia  V6C 0A3
Attention:  Mark Pontin

The name and office address of the lawyer of the petitioner, Cannex Capital Holdings Inc. is:
McMillan LLP
1055 West Georgia Street, #1500,
Vancouver B.C. V6E 4N7
Attention: Katherine Reilly

CLAIM OF THE PETITIONERS

Part 1: ORDERS SOUGHT

The Petitioners, Cannex Capital Holdings Inc. ("Cannex"), 4Front Corp. ("Nevada HoldCo"), and 1196260 B.C. Ltd. ("BC Newco") (collectively the "Petitioners") together apply for:

1. An order (the "Interim Order") pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA") in the form attached as Appendix "A" to this Petition;

2. An order (the "Final Order") pursuant to sections 288-297 of the BCBCA:

(a) approving an arrangement (the "Arrangement"), more particularly described in the plan of arrangement (the "Plan of Arrangement"), involving Cannex, Nevada HoldCo, and BC Newco.  The Plan of Arrangement is attached as Appendix "C" to the notice of special meeting of shareholders and management information circular of Cannex (the "Cannex Information Circular"), attached as Exhibit "B" to the Affidavit of Anthony Dutton sworn on March 20, 2019 and filed herein (the "Cannex Affidavit"); and,

(b) a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are procedurally and substantively fair to all persons entitled to receive securities of the Resulting Issuer pursuant to the Arrangement and fair and reasonable to the Cannex Securityholders and the Nevada Holdco Securityholders;

(c) the Arrangement be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement);

(d) the Arrangement shall be binding on Cannex, Nevada Holdco, the Cannex Securityholders and Nevada Holdco Securityholders upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

(e) Cannex, Nevada Holdco, or the Resulting Issuer shall be entitled to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate,

3. Such further and other relief as counsel for the Petitioners may advise and the Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

1. As used in this Petition, unless otherwise defined herein, terms beginning with capital letters have the respective meanings set out in the Cannex Information Circular, and the information circular of Nevada Holdco (the "Nevada Holdco Information Circular").

CANNEX CAPITAL HOLDINGS INC.

2. Cannex is a corporation existing pursuant to the laws of the Province of British Columbia.  Cannex has an address for service for the purposes of this proceeding at 1055 West Georgia Street, #1500, Vancouver B.C. V6E 4N7.

3. Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licenses cannabis cultivators processors and dispensaries in the United States, including: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. Cannex has operations in Washington State and a corporate head office in Vancouver, British Columbia, Canada.

4FRONT HOLDINGS LLC

4. 4Front Holdings LLC ("4Front") is a limited liability company existing under the laws of Delaware.

5. 4Front is a U.S. cannabis based retailer and brand development company, and it operates dispensaries in Illinois, Maryland, Massachusetts, and Pennsylvania. 4Front provides consulting services in areas related to the cannabis sector, including cultivation, retail distribution, production, and technology.

6. Joshua Rosen, the chief executive officer of 4Front, is the sole shareholder of Nevada Holdco and BC Newco, which companies were established in connection with the transaction.

THE RESULTING ISSUER

7. The Plan of Arrangement contemplates a business combination of the Petitioners.  The successor corporation under the provisions of the Business Corporations Act (British Columbia) (the "BCBCA") that will come into existence pursuant to the Plan of Arrangement is referred to herein as the Resulting Issuer.

8. The head office of the Resulting Issuer will be located at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018 and the registered office of the Resulting Issuer will be at Suite 2900 - 550 Burrard Street, Vancouver B.C. V6C 0A3.  Upon completion of the Plan of Arrangement, the Resulting Issuer expects that it will become a reporting issuer in British Columbia, Alberta and Ontario and will be capitalized with approximately US$35 million in working capital.

OVERVIEW OF THE ARRANGEMENT

9. Pursuant to the Plan of Arrangement, following a series of transactions under the Business Combination, the issued and outstanding securities of each of Nevada Holdco and Cannex will be exchanged for corresponding securities of the Resulting Issuer.  Specifically, the Nevada Holdco Shares, Nevada Holdco Options and Nevada Holdco Warrants will be exchanged for Resulting Issuer Shares, Resulting Issuer NH Replacement Options and Resulting Issuer NH Warrants, respectively, and the Cannex Shares, Cannex Warrants, Cannex Notes, and Cannex Options will be exchanged for Resulting Issuer Shares, Resulting Issuer Warrants, Resulting Issuer Notes, and Resulting Issuer Options, respectively.

10. On completion of the Plan of Arrangement: (i) former holders of Cannex Common Shares are expected to hold approximately 78.4% of the outstanding Resulting Issuer Subordinate Voting Shares; and (ii) former holders of Cannex Class A Shares are expected to hold approximately 24.3% of the outstanding Resulting Issuer Proportionate Voting Shares. The direct and indirect shareholders of 4Front will hold the remaining shares of each such class. In aggregate, Cannex Shareholders are expected to hold approximately 35.9% of the outstanding Resulting Issuer Shares (on an as-converted, undiluted basis).

11. All of the Resulting Issuer Multiple Voting Shares will be held by five officers of 4Front.  As a group, the Resulting Issuer Multiple Voting Shares will control approximately 66.2% of the votes of the Resulting Issuer (on an undiluted basis) as at the Effective Time.

12. The principle steps of the Plan of Arrangement are as follows:

(a) each Nevada Holdco Dissenting Share held by a Nevada Holdco Dissenting Shareholder in respect of which a Nevada Holdco Shareholder has validly exercised his, her or its Nevada Holdco Dissent Right shall be deemed to be transferred to Nevada Holdco  in accordance with and for the consideration as set forth in Article 4 of the Plan of Arrangement, and such Nevada Holdco Dissenting Shareholder shall cease to be a holder of such Nevada Holdco;

(b) one minute after step a above, each Cannex Dissenting Share held by a Cannex Dissenting Shareholder in respect of which a Cannex Shareholder has validly exercised his, her or its Cannex Dissent Right shall be deemed to be transferred by such Cannex Dissenting Shareholder to Cannex in accordance with and for the consideration as set forth in Article 4 of the Plan of Arrangement, and such Cannex Dissenting Shareholder shall cease to be a holder of such Cannex Share;

(c) one minute after step b above, BC Newco and Nevada Holdco shall amalgamate to form the Resulting Issuer, with the same effect as if they had amalgamated under Section 269 of the BCBCA.  Pursuant to the Amalgamation each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share held by a Nevada Holdco Shareholder will be cancelled and the holder's name will be removed from the register of holders of such Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and in consideration therefor, the holder thereof will receive a Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share or Resulting Issuer Multiple Voting Share, as the case may be, upon the BC Amalgamation on the basis of one Resulting Issuer Subordinate Voting Share, Resulting Issuer Proportionate Voting Share and Resulting Issuer Multiple Voting Share for each Nevada Holdco Subordinate Voting Share, Nevada Holdco Proportionate Voting Share and Nevada Holdco Multiple Voting Share, respectively, and the registered holder of the Nevada Holdco Shares will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Nevada Holdco Shares in accordance with the Plan of Arrangement;

(d) one minute after step c above, each Resulting Issuer Share held by the Initial BC Newco Shareholder shall, without any further action by or on behalf of the Initial BC Newco Shareholder, be, and shall be deemed to be, canceled and the holder's name shall be removed from the register of holders of such Resulting Issuer Share, and in consideration therefor, the holder thereof shall receive a cash payment for such Resulting Issuer Share equal to $1.00;

(e) one minute after step d above, the CCGI Windup shall be, and shall be deemed to be, effected;

(f) one minute after step e above, each Cannex Common Share and Cannex Class A Share outstanding immediately prior to the Effective Time, will be and will be deemed to be transferred to the Resulting Issuer by the applicable Cannex Shareholder, and the holder's name will be removed from the register of holders of such Cannex Share, and in consideration therefor, the holder thereof will receive fully paid and non-assessable Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, respectively, on the basis of the Cannex Share Exchange Ratio (rounded down to the nearest whole number);

(g) concurrently with step f above, each Cannex Warrant will be terminated and cancelled and each holder of Cannex Warrants will be entitled to receive, from the Resulting Issuer, a Resulting Issuer Warrant in exchange for the termination of the rights and release of claims in respect of each Cannex Warrant terminated and cancelled, as more particularly described in the Information Circular;

(h) concurrently with step f above, each Cannex Note shall be and shall be deemed to be terminated and cancelled and each holder of Cannex Notes shall be entitled to receive, from the Resulting Issuer, a Resulting Issuer Note in exchange for the termination of the rights and release of claims in respect of each Cannex Note terminated and cancelled;

(i) concurrently with step f above, each Cannex Option shall be terminated and cancelled and each holder of Cannex Options shall be entitled to receive, from the Resulting Issuer, Resulting Issuer Replacement Options in exchange for the termination of the rights and release of claims in respect of each Cannex Option terminated and cancelled, on the basis of the Cannex Option Exchange Ratio; and

(j) one minute after step f above, the Cannex Windup shall be, and shall be deemed to be, effected.

BACKGROUND TO ARRANGEMENT

13. Cannex and 4Front finalized and signed the Business Combination Agreement that forms the basis of the Plan of Arrangement as of March 1, 2019.

14. The Business Combination Agreement is the result of arm's length negotiations among representatives of 4Front and Cannex and their respective financial and legal advisors. The following is a summary of the background leading up to the announcement of the Business Combination.

15. In May 2018, 4Front CEO Josh Rosen and Gerald Derevyanny, a Cannex officer and board member, met in Seattle to discuss a possible strategic corporate alliance whereby Cannex would consult 4Front regarding their cannabis production and processing assets. This idea was not pursued as Cannex believed superior shareholder value would be achieved by leveraging Cannex's operational knowledge directly rather than by providing consulting for other firms. Nonetheless, Cannex was impressed with the 4Front team and their portfolio of cannabis assets.

16. In September 2018, Mr. Rosen contacted Cannex management again to discuss the possibility of a merger as an alternative to 4Front pursuing a go-public transaction alone. A non-disclosure agreement was executed allowing Cannex access to 4Front's data room established for diligence pursuant to a recent private capital raise. Cannex reviewed the diligence provided and concluded that a merger, subject to an acceptable valuation, would be accretive to Cannex Shareholders.

17. After the September meeting, Cannex management did extensive comparative transaction analysis, and had numerous internal discussions regarding maximizing the value of Cannex. Management assessed Cannex's assets as: (i) occupying cannabis real estate in Washington State which produced significant cash flow, (ii) a suite of cannabis brands which had successfully been commercialized through an operating partner in Washington State, and (iii) significant knowledge of cannabis production and processing operations which was being undervalued because of Cannex's lack of direct ownership of cannabis licenses in larger and/or lesser-competition markets such as California, Massachusetts and elsewhere.

18. Cannex determined that, while 4Front did not possess significant cannabis production/processing capabilities, 4Front had assembled a significant portfolio of assets in lucrative cannabis markets - Illinois, Massachusetts, Pennsylvania, and Maryland. Significantly, 4Front's legacy consulting business provided an additional potential channel of discounted cannabis licenses and/or cash settlements. Cannex concluded that its shareholders would incur more dilution through the capital raises and/or acquisitions to assemble assets equivalent to 4Front. Additionally, Cannex would be at a time disadvantaged when compared to a merger at or below a ratio of 2:1 4Front Shares to Cannex Shares (a relative ownership split of approximately 66.7% 4Front and 33.3% Cannex).

19. A follow-up meeting between 4Front and Cannex, which included officers and certain board members, took place in mid-October 2018 to discuss fundamental merger terms with an exchange ratio of 1:1.75 of Cannex to 4Front shares being ultimately agreed. This ratio underpinned an approximate ownership split of 36.4% of the merged entity to Cannex and 63.6% to 4Front. Over the next weeks, Cannex management, with board support, began finalizing fundamental business terms with 4Front management.

20. On November 25, 2018, 4Front and Cannex entered into a letter agreement outlining the proposed Business Combination, which was announced to the markets the morning of November 26, 2018. 4Front and Cannex immediately began corporate and tax diligence, and also to work together to determine the proper legal structure for the Business Combination. Cannex and 4Front agreed to a two-week diligence period, later extended to three weeks. After the review, Cannex management concluded that the issues revealed in diligence were not material relative to the value of the transaction.

21. On December 6, 2018, counsel for Cannex circulated its memorandum to Cannex to 4Front, Cannex, and their respective advisors, outlining their review of the proposed structure of the Business Combination, and concluded that the Business Combination was acceptable from a Canadian Securities Law point of view.

22. On January 23, 2019, Cannex received the first draft of the Business Combination Agreement from 4Front. Cannex's U.S. and Canadian counsel provided responsive comments in early February. Subsequently, in early to mid-February 2018, Cannex received the drafts of various critical schedules to the Business Combination Agreement (e.g. the Plan of Arrangement, the schedule covering the three-class share structure, etc.), and reviewed and commented on those drafts as well.

23. On March 1, 2019, Cannex and 4Front finalized and signed the Business Combination Agreement and the Cannex Shareholder Voting Agreements.

FAIRNESS OF THE ARRANGEMENT

Cannex

24. The Cannex Board, in unanimously determining that the Business Combination is in the best interests of Cannex and is fair to Cannex Securityholders, and recommending that Cannex Securityholders vote in favour of the Cannex Component of the Business Combination Resolution, , considered and relied upon a number of factors, including, among others, the following:

(a) that the Resulting Issuer Shares to be received by Cannex Shareholders in the Business Combination offers Cannex Shareholders an opportunity to own shares in a larger licensed cannabis facilities operator with facilities throughout the United States providing Cannex Shareholders with exposure to strong growth opportunities in the cannabis industry in the United States;

(b) Cannex's financial advisor, Beacon, provided its opinion to the Cannex Board to the effect that, as of February 27, 2019, and subject to the assumptions, limitations and qualifications set out in the Cannex Fairness Opinion, the Consideration to be received by the Cannex Shareholders under the Business Combination is fair, from a financial point of view, to Cannex Shareholders;

(c) the fact that Beacon was independent of 4Front and Cannex for purposes of the Business Combination;

(d) the treatment of holder(s) of Cannex Options, Cannex Warrants and Cannex Notes;

(e) the fact that Cannex's and 4Front's respective representations, warranties and covenants and the conditions to their respective obligations set forth in the Business Combination Agreement are reasonable in the judgment of the Cannex Board following consultations with its advisors, and are the product of arm's length negotiations between Cannex and its advisors and 4Front and its advisors;

(f) the likelihood of the Business Combination being completed is considered by the Cannex Board to be high, in light of several factors including the financial capability of 4Front and the absence of significant closing conditions outside the control of Cannex, other than the Cannex Securityholder approval, the approval by the Court of the Business Combination, the exercise by Registered Cannex Shareholders of no more than 5% of the Cannex Shares of their Dissent Rights and other customary closing conditions;

(g) the terms of the Business Combination Agreement allow the Cannex Board to respond, in accordance with its fiduciary duties, to an unsolicited Acquisition Proposal that would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal. The Termination Fee payable to 4Front in connection with a termination of the Business Combination Agreement is reasonable in the circumstance and is not preclusive of other proposals;

(h) the fact that the Cannex Component of the Business Combination Resolution must be approved by: (i) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in the Restricted Share Rules; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. The Cannex Board also considered the fact that the Business Combination must also be approved by the Court, which will consider the substantive and procedural fairness of the Business Combination to all Cannex Securityholders;

(i) that any Cannex Shareholder who opposes the Business Combination may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of the Dissent Shares in accordance with the Business Combination; and

(j) that Cannex Shareholders will generally benefit from a tax deferred rollover under the Tax Act in respect of any capital gains that would otherwise be realized on the disposition of the Cannex Shares.

25. In the course of its deliberations, the Cannex Board also identified and considered a variety of risks, including, but not limited to:

(a) concerns about Cannex Shareholders being diluted and the uncertainty of the value of Resulting Issuer Shares as there is no public market for them; and

(b) the risks to Cannex if the Business Combination is not completed, including the costs to Cannex in pursuing the Business Combination and the diversion of management attention away from the conduct of Cannex's business in the ordinary course.

Nevada Holdco

26. After careful consideration, the Nevada Holdco Board unanimously determined that the Business Combination is fair, from a financial point of view, to the Nevada Holdco Shareholders, and that the Business Combination is in the best interests of Nevada Holdco.

27. In the course of its evaluation of the Business Combination, the Nevada Holdco Board consulted with 4Front's senior management, and its financial advisor ("Eight Capital"), and considered the Business Combination with reference to the general industry, economic and market conditions as well as the financial condition of Nevada Holdco, its prospects, strategic alternatives, competitive position and the risks related to Nevada Holdco's ongoing financing requirements. Specifically, the Nevada Holdco Board considered the following factors, among others:

(a) The Resulting Issuer's proposed management team and the Resulting Issuer Board have extensive experience in the U.S. cannabis industry, have been responsible for stakeholder value creation, have demonstrated capabilities in financing, acquiring, and developing assets, and have participated in successful capital raising.

(b) Nevada Holdco Shareholders will be in a position to participate in future value creation and growth opportunities in the Resulting Issuer's business.

(c) The Resulting Issuer will have cannabis cultivation, production and retail assets or management relationships in several U.S. states that have legalized medical and/or recreational cannabis.

(d) The Business Combination will provide Nevada Holdco and Nevada Holdco Shareholders liquidity as a public company along with access to capital and the ability to make strategic acquisitions, which are not otherwise available to Nevada Holdco as a private company.

(e) The Resulting Issuer will be a reporting issuer in Canada. As a reporting issuer, Nevada Holdco Shareholders will have access to public reports required to be filed on SEDAR, which are not otherwise available to private company securityholders.

(f) The respective financial positions of both 4Front and Cannex.

(g) The process to implement the Business Combination is procedurally fair. The rights and approvals that protect Nevada Holdco Shareholders (and those securityholders of 4Front that have been granted contractual rights to vote and dissent) include the requisite Nevada Holdco Shareholder approvals in respect of the Nevada Holdco Continuance Resolution and the Nevada Holdco Business Combination Resolution as well as the fact that the Business Combination must be approved by the Court, which will consider, among other things, the fairness of the Business Combination to Nevada Holdco Shareholders. Additionally, Nevada Holdco Shareholders have the right to dissent from the Nevada Holdco Continuance Resolution and Business Combination and be paid the fair value of their Nevada Holdco Shares.

(h) The fact that Cannex's and 4Front's respective representations, warranties and covenants and the conditions to their respective obligations set forth in the Business Combination Agreement are reasonable in the judgment of the Nevada Holdco Board following consultations with its advisors, and are the product of arm's length negotiations between Cannex and its advisors and 4Front and its advisors.

(i) The terms of the Business Combination Agreement allow the respective boards of directors of the Transacting Parties to consider and respond to unsolicited bona fide written Acquisition Proposals received before the Nevada Holdco Meeting that are, or are reasonably likely to lead to, a Superior Proposal, in circumstances where the failure to consider such Acquisition Proposal would be inconsistent with such board of director's fiduciary duties. Under the Business Combination Agreement, the respective boards of directors of the Transacting Parties remain able to respond to unsolicited Acquisition Proposals that would reasonably be expected to lead to a Superior Proposal, and the termination payment payable is reasonable in the circumstances and not preclusive of other offers.

(j) The 4Front Locked-up Members have entered into 4Front Voting Agreements with Cannex, 4Front and Nevada Holdco in respect of 4Front securities representing approximately 30.4% of the Nevada Holdco Proportionate Voting Shares, 100% of the Nevada Holdco Multiple Voting Shares and none of the Nevada Holdco Subordinate Voting Shares, in each case on a non-diluted basis). Pursuant to such agreements, and subject to certain exceptions, such 4Front Locked-up Members have agreed, among other things, to support the Business Combination and vote their securities in favour of the Nevada Holdco Continuance Resolution and the Nevada Holdco Business Combination Resolution.

(k) The Cannex Locked-up Shareholders have entered into Cannex Voting Agreements with Cannex, 4Front and Nevada Holdco in respect of Cannex Shares representing, in the aggregate, approximately 27.3% of the outstanding Cannex Common Shares and 100% of the outstanding Cannex Class A Shares (each calculated on a non-diluted basis), pursuant to which, and subject to certain exceptions, such Cannex Locked-up Shareholders have agreed, among other things, to support the Business Combination and vote their Cannex Shares in favour of the Cannex Component of the Business Combination Resolution. The foregoing percentage of Cannex Common Shares exclude the votes of a Cannex Locked-up Shareholder whose votes must be excluded from a determination of whether the Cannex Component of the Business Combination Resolution is approved by holders of Cannex Common Shares, as such shareholder may receive a "collateral benefit" in connection with the Business Combination (as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions).

(l) On February 26, 2019, the Nevada Holdco Board received a verbal and written fairness opinion from Eight Capital, based on and subject to assumptions, limitations and other qualifications set forth therein, and other matters as Eight Capital considered relevant, to the effect that, as of the date thereof, the consideration to be received by the Nevada Holdco Shareholders pursuant to the Business Combination Agreement at the time of consummation of, and giving effect and pursuant to, the Business Combination is fair, from a financial point of view, to the Nevada Holdco Shareholders.

(m) In respect of both the Continuance and the Business Combination, Registered Shareholders of Nevada Holdco and Prospective Nevada Holdco Shareholders will have (on strict compliance with certain conditions) dissent rights to demand payment for their shares if such shareholders wish to dissent to such transactions.

THE MEETING AND APPROVALS

Cannex

28. Cannex proposes to hold a special meeting of Cannex Securityholders (the "Cannex Meeting") to approve the Plan of Arrangement.

29. The record date for determining the Cannex Securityholders entitled to receive notice of, attend and vote at the Cannex Meeting is the close of business on March 19, 2019.

30. Cannex intends to send, to each Cannex Security Holder, a copy of the following material and documentation (collectively referred to as the "Cannex Meeting Materials") substantially in the form attached as Exhibit "B" to the Cannex Affidavit:

(a) the Cannex Information Circular which includes, among other things:

(i) the Notice of Special Meeting;

(ii) a copy of the Plan of Arrangement;

(iii) a copy of the Interim Order;

(iv) a copy of the Notice of Hearing of Petition; and

(v) a copy of the Petition; and

(b) the form of proxy and voting instruction form.

31. All such documents may contain such amendments thereto as Cannex may advise are necessary or desirable and not inconsistent with the terms of the Interim Order.

Nevada Holdco

32. Nevada Holdco proposes to hold a special meeting of Nevada Holdco Shareholders (the "Nevada Holdco Meeting") to approve the Plan of Arrangement.  Subject to the approval of the Nevada Holdco Shareholders at the Nevada Holdco Meeting, Nevada Holdco will continue from the State of Nevada to the Province of British Columbia, Canada (the "Continuance").

33. The record date for determining the Nevada Holdco Shareholders entitled to receive notice of, attend and vote at the Nevada Holdco Meeting is the close of business on March 22, 2019.

34. Prospective holders of Nevada Holdco Shares pursuant to the transactions contemplated in the Pre-Arrangement Agreements will be granted contractual rights to vote and Dissent Rights under the Nevada Holdco Plan of Conversion even though the Nevada Holdco Shares will not be issued and outstanding until after the record date of the Nevada Holdco Meeting.  Such holders will be granted the right to vote and Dissent Rights as if such Nevada Holdco Shares were outstanding on the Record Date.

35. Nevada Holdco intends to send, to each Nevada Holdco Shareholder and any person who has been granted contractual rights to vote, a copy of the following material and documentation (collectively referred to as the "Nevada Holdco Meeting Materials") substantially in the form attached as Exhibit "B" to the Nevada Holdco Affidavit:

(a) the Nevada Holdco Information Circular which includes, among other things:

(i) the Notice of Special Meeting;

(ii) a copy of the Plan of Arrangement;

(iii) a copy of the Interim Order;

(iv) a copy of the Notice of Hearing of Petition; and

(v) a copy of the Petition; and

(vi) the Plan of Conversion

(b) the form of proxy and voting instruction form.

36. All such documents may contain such amendments thereto as Nevada Holdco may advise are necessary or desirable and not inconsistent with the terms of the Interim Order.

QUORUM AND VOTING

Cannex

37. In accordance with the articles of Cannex, the quorum required at the Cannex Meeting will be at least one person who is a Cannex Shareholder, or who represents by proxy, and is entitled to vote at least 5% of the Cannex Shares at the Meeting.

38. In order to implement the Cannex Component of the Plan of Arrangement, the Business Combination Resolution must be approved, with or without variation, by:

(a) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA;

(b) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA;

(c) 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA;

(d) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in OSC Rule 56-501 - Restricted Shares and NI 41-101 - General Prospectus Requirements;

(e) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA;

(f) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and

(g) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101.

Nevada Holdco

39. In accordance with the bylaws of Nevada Holdco, the quorum required at the Nevada Holdco Meeting will be a majority of the shares entitled to vote at the Nevada Holdco Meeting.

40. The Business Combination is subject to completion of the Continuance, the approval by the Supreme Court of British Columbia and the affirmative vote of at least:

(a) 66⅔% of the votes cast by the holders of Nevada Holdco Canada Subordinate Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(b) 66⅔% of the votes cast by the holders of Nevada Holdco Canada Proportionate Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(c) 66⅔% of the votes cast by the holders of Nevada Holdco Canada Multiple Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(d) 66⅔% of the votes cast by Nevada Holdco Canada Shareholders, present in person or represented by proxy at the Nevada Holdco Meeting, voting together as a single class pursuant to section 289(1)(a) of the BCBCA;

(e) a majority of the votes cast by Nevada Holdco Canada Shareholders approving the Business Combination and the Plan of Arrangement excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101;

(f) a majority of the votes cast by holders of Nevada Holdco Canada Subordinate Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101;

(g) a majority of the votes cast by holders of Nevada Holdco Canada Proportionate Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101; and

(h) a majority of the votes cast by holders of Nevada Holdco Canada Majority Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101.

41. Following approval of the Continuance at the Nevada Holdco Meeting, the Nevada Holdco Meeting will be adjourned to allow for the necessary corporate registry filings to be made to complete the Continuance. Once the Continuance has been completed, and Nevada Holdco is a British Columbia company, the Nevada Holdco Meeting will be reconvened and the Nevada Holdco Shareholders will be asked to approve the Nevada Holdco Business Combination Resolution.

DISSENT RIGHTS

Cannex

42. Registered Cannex Shareholders have dissent rights to the Cannex Component of the Business Combination Resolution.

43. Pursuant to the Interim Order, each Registered Cannex Shareholder may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order. Each Dissenting Cannex Shareholder is entitled to be paid by Cannex the fair value (determined as of the close of business on the last Business Day before the Cannex Component of the Business Combination Resolution was adopted at the Meeting).

Nevada Holdco

44. Following the Continuation, Registered Shareholders of Nevada Holdco have dissent rights to the Nevada Holdco Business Combination Resolution under the BCBCA along with those who are contractually granted dissent rights under the Nevada Holdco Plan of Conversion.

45. Pursuant to the Interim Order, each eligible person may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order. Each Dissenting Nevada Holdco Shareholder is entitled to be paid by Nevada Holdco the fair value (determined as of the close of business on the last Business Day before the Nevada Holdco Business Combination Resolution was adopted at the Nevada Holdco Meeting).

UNITED STATES SHAREHOLDERS

46. There are Cannex and Nevada Holdco securityholders in the United States.  The issuance of Resulting Issuer securities pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act").  The Petitioners hereby advises the Court that, based upon the Final Order, the Resulting Issuer intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof, with respect to the issuance of Resulting Issuer Securities pursuant to the Arrangement.

47. In order to ensure that the issuance of Resulting Issuer securities pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that:

(a) all persons entitled to receive Resulting Issuer securities pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement;

(b) all persons entitled to receive Resulting Issuer securities pursuant to the Arrangement are advised that such Resulting Issuer securities have not been registered under the 1933 Act and will be issued by Resulting Issuer in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

(c) the Interim Order specifies that each person entitled to receive Resulting Issuer securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(d) the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of Resulting Issuer securities pursuant to the Arrangement are procedurally and substantively fair to all persons who are entitled to receive Resulting Issuer securities pursuant to the Arrangement, and the Final Order expressly states that the issuance of Resulting Issuer securities pursuant to the Arrangement are procedurally and substantively fair to all persons entitled to receive Resulting Issuer securities pursuant to the Arrangement.

NO CREDITOR IMPACT

48. The Arrangement does not contemplate a compromise of any debt or any debt instruments of either Cannex or Nevada Holdco and no creditor of either Cannex or Nevada Holdco will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

49. Sections 186 and 288 to 297 the BCBCA;

50. Rules 2-1(2)(b), 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules;

51. Section 3(a)(10) of the United States Securities Act of 1933; and

52. The equitable and inherent jurisdiction of the Court.

Part 4: MATERIALS TO BE RELIED ON

The Petitioners will rely on:

53. Affidavit #1 of Anthony Dutton made March 20, 2019 (the "Cannex Affidavit");

54. Affidavit #1 of Joseph Feltham made March 20, 2019(the "Nevada Holdco Affidavit"); and

55. Such further and other material as counsel may advise and this Honourable Court may allow.

ENDORSEMENT ON ORIGINATING PETITION
FOR SERVICE OUTSIDE BRITISH COLUMBIA

The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding:

(e) concerns contractual obligations, and

(i) the contractual obligations, to a substantial extent, were to be performed in British Columbia,

(ii) by its express terms, the contract is governed by the law of British Columbia, or

(iii) the contract

(A) is for the purchase of property, services or both, for use other than in the course of the purchaser's trade or profession, and

(B) resulted from a solicitation of business in British Columbia by or on behalf of the seller, and

(h) concerns a business carried on in British Columbia.

APPENDIX "A"
INTERIM ORDER

No. _____________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

CANNEX CAPITAL HOLDINGS INC., 1196260 B.C. LTD., 4FRONT CORP.

PETITIONERS

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CANNEX CAPITAL HOLDINGS INC., 1196260 B.C. LTD., 4FRONT HOLDINGS LLC AND 4FRONT CORP.

ORDER MADE AFTER APPLICATION (INTERIM)

BEFORE	) ) ) ) )	THE HONOURABLE	) ) ) ) )	March 20, 2019

ON THE APPLICATION of the Petitioners, pursuant to sections 186 and 288-297 of the Business Corporations Act, S.B.C. 2002, c. 57 (the "BCBCA"), for an Interim Order for directions in seeking approval of a plan of arrangement under Division 5 of Part 9 of the BCBCA, coming on for hearing at Vancouver, British Columbia on the 20th day of March 2019, AND ON HEARING Mark Pontin, counsel for the Petitioner, AND UPON READING the Petition and other materials filed herein, AND UPON being advised that it is the intention of the Resulting Issuer to rely upon section 3(a)(10), of the United States Securities Act of 1933, as amended (the "1933 Act" ) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of the Resulting Issuer distributed under the proposed Plan of Arrangement based on the Court's approval of the Arrangement;

THIS COURT ORDERS that:

DEFINITIONS

1. As used in this order, unless otherwise defined, defined terms have the respective meanings set out in the draft Management Information Circular of Cannex Capital Holdings Inc. ("Cannex") (the "Cannex Circular") relating to the special meeting of the Securityholders of Cannex attached as Exhibit "B" to the Affidavit of Anthony Dutton sworn on March 20, 2019 (the "Cannex Affidavit") and the draft Management Information Circular of 4Front Corp. ("Nevada Holdco") (the "Nevada Holdco Circular") relating to the special meeting of the Securityholders of Nevada Holdco attached as Exhibit "B" to the Affidavit of Joseph Feltham sworn on March 20, 2019 (the "Nevada Holdco Affidavit") .

MEETINGS

Cannex

2. Pursuant to sections 289 and 291 of the BCBCA, Cannex is authorized and directed to call, hold and conduct a special meeting (the " Cannex Meeting") of the securityholders of Cannex (the "Cannex Securityholders") to be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7, on April 18, 2019 commencing at 8:00am (Vancouver time), or such other date and time as the Court may direct, or as adjourned or postponed.

3. At the Meeting, the Cannex Securityholders shall:

(a) consider, and, if thought fit, pass by special resolution the Cannex Component Business Combination Resolution (the full text of which is set forth in Appendix "B" to the Cannex Circular which is attached as Exhibit "B" to the Cannex Affidavit) approving the Arrangement pursuant to Division 5 of Part 9 of the BCBCA ; and

(b) consider such other business as may properly come before the Meeting or any adjournments thereof.

4. The Meeting shall be called, held and conducted in accordance with the BCBCA, applicable securities legislation, the Notice of Special Meeting and Cannex Circular, and the articles of Cannex, subject to the terms of this order made after application (the "Interim Order"), and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

5. The Chair of the Meeting shall be the Chair of the Cannex Board or such other person authorized in accordance with the articles of Cannex.  The Chair is at liberty to call on the assistance of legal counsel to Cannex at any time and from time to time as the Chair of the Meeting may deem necessary or appropriate.

Nevada Holdco

6. Pursuant to sections 289 and 291 of the BCBCA, Nevada Holdco is authorized and directed to call, hold and conduct a special meeting (the "Nevada Holdco Meeting") of the shareholders of Nevada Holdco (the "Nevada Holdco Securityholders") to be held at the offices of 4Front Holdings LLC, at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018 on April 12, 2019 commencing at 3:00 PM (Mountain time), or such other date and time as the Court may direct, or as adjourned or postponed.

7. At the Meeting, the Nevada Holdco Securityholders shall:

(a) consider, and, if thought fit, pass by special resolution the Nevada Holdco Business Combination Resolution (the full text of which is set forth in Appendix "B" to the Nevada Holdco Circular which is attached as Exhibit "B" to the Nevada Holdco Affidavit) approving the Arrangement pursuant to Division 5 of Part 9 of the BCBCA ; and

(b) consider such other business as may properly come before the Meeting or any adjournments thereof.

8. The Meeting shall be called, held and conducted in accordance with the BCBCA, applicable securities legislation, the Notice of Special Meeting and Nevada Holdco Circular, and the articles of Nevada Holdco, subject to the terms of this order made after application (the "Interim Order"), and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

9. The Chair of the Meeting shall be the Chair of the Nevada Holdco Board or such other person authorized in accordance with the articles of Nevada Holdco.  The Chair is at liberty to call on the assistance of legal counsel to Nevada Holdco at any time and from time to time as the Chair of the Meeting may deem necessary or appropriate.

ADJOURNMENT

Cannex

10. Cannex, if it deems advisable, is specifically authorized to adjourn or postpone the Cannex Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Cannex Securityholders respecting the adjournment or postponement and without the need for approval of the Court.  Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Cannex Securityholders by one of the methods specified in paragraph 18 of this Interim Order, as determined to be the most appropriate method of communication by the Cannex Board.

11. The Cannex Record Date (as defined in paragraph 15 below) shall not change in respect of adjournments or postponements of the Cannex Meeting.

Nevada Holdco

12. Nevada Holdco, if it deems advisable, is specifically authorized to adjourn or postpone the Nevada Holdco Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Nevada Holdco Securityholders respecting the adjournment or postponement and without the need for approval of the Court.  Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Nevada Holdco Securityholders by one of the methods specified in paragraph 23 of this Interim Order, as determined to be the most appropriate method of communication by the Nevada Holdco Board.

13. The Nevada Holdco Record Date (as defined in paragraph 16 below) shall not change in respect of adjournments or postponements of the Nevada Holdco Meeting.

AMENDMENTS

14. Cannex and Nevada Holdco are authorized to make amendments, revisions or supplements to the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Cannex Securityholders or Nevada Holdco Securityholders, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Cannex Meeting and Nevada Holdco Meeting, and the subject of the Cannex Component Business Combination Resolution  and the Nevada Holdco Business Combination Resolution.

RECORD DATE

Cannex

15. The record date for the determination of the Cannex Securityholders entitled to receive notice of and to vote at the Cannex Meeting in respect of the Arrangement is March 19, 2019 (the "Cannex Record Date"). Only Cannex Securityholders whose names were entered in the registers of Cannex at the close of business on the Record Date will be entitled to receive notice of and to vote at the Cannex Meeting in respect of the Arrangement.

Nevada Holdco

16. The record date for the determination of the Nevada Holdco Securityholders entitled to receive notice of and to vote at the Nevada Holdco Meeting in respect of the Arrangement is March 22, 2019 (the "Nevada Holdco Record Date"). Only Nevada Holdco Securityholders whose names were entered in the registers of Nevada Holdco at the close of business on the Record Date, and those who are contractually granted the right to vote under the Nevada Holdco Plan of Conversion, will be entitled to receive notice of and to vote at the Nevada Holdco Meeting in respect of the Arrangement.

NOTICE OF MEETING

Cannex

17. The Cannex Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Cannex shall not be required to send to the Cannex Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

18. The Notice of Special Meeting of Cannex Securityholders and the Cannex Circular, which includes an explanation of the effect of the Arrangement, the Cannex Component Business Combination Resolution, the Plan of Arrangement, the Interim Order, the Cannex Fairness Opinion, the Petition, and the applicable forms of proxy for Cannex Securityholders (collectively referred to as the "Cannex Meeting Materials") in substantially the same form as contained in Exhibits B and C to the Cannex Affidavit, with such deletions, amendments or additions thereto as may be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Cannex Securityholders as they appear on the central securities register of Cannex as at the Record Date at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i) by prepaid regular mail addressed to the Cannex Securityholders at their address as it appears on the central securities register of Cannex as at the Record Date; or

(ii) by email or facsimile transmission to any Cannex Securityholders who identifies himself, herself or itself to the satisfaction of Cannex, acting through its representatives, who requests such email or facsimile transmission;

(b) the directors and auditors of Cannex by mailing the Meeting Materials by prepaid regular mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

(c) in the case of non-registered, non-objecting and objecting Cannex Securityholders by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to objecting beneficial owners in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

substantial compliance with this paragraph shall constitute good and sufficient notice of the Cannex Meeting and these proceedings, and no notice be required to any other party. Cannex is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

19. Accidental failure of or omission by Cannex to give notice to any one or more Cannex Securityholders, or the non-receipt of such notice by one or more Cannex Securityholders, or any failure or omission to give such notice as a result of events beyond the reasonable control of Cannex (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Cannex Meeting, and shall not invalidate any resolution passed or proceeding taken at the Cannex Meeting, but if any such failure or omission is brought to the attention of Cannex then it shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

20. Provided that notice of the Cannex Meeting and the provision of the Cannex Meeting Materials to the Cannex Securityholders take place in substantial compliance with this Interim Order, the requirement of section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

21. Provided that notice of the Cannex Meeting and the provision of the Cannex Meeting Materials to the Cannex Shareholders takes place in substantial compliance with this Interim Order, the requirement of section 2.2 of NI 54-101 that notification of the Cannex Meeting and Record Date be sent at least 25 days before the record date to all depositories, the securities regulatory authority, and each exchange in Canada on which the securities are listed, is abridged pursuant to section 2.20 of NI 54-101.

Nevada Holdco

22. The Nevada Holdco Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Nevada Holdco shall not be required to send to the Nevada Holdco Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

23. The Notice of Special Meeting of Nevada Holdco Securityholders and the Nevada Holdco Circular, which includes an explanation of the effect of the Arrangement, the Nevada Holdco Component Business Combination Resolution, the Plan of Arrangement, the Interim Order, the Nevada Holdco Fairness Opinion, the Petition, and the applicable forms of proxy for Nevada Holdco Securityholders (collectively referred to as the "Nevada Holdco Meeting Materials") in substantially the same form as contained in Exhibits B and C to the Nevada Holdco Affidavit, with such deletions, amendments or additions thereto as may be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Nevada Holdco Securityholders as they appear on the central securities register of Nevada Holdco as at the Record Date at least ten (10) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i) by prepaid regular mail or courier addressed to the Nevada Holdco Securityholders at their address as it appears on the central securities register of Nevada Holdco as at the Record Date; or

(ii) by email or facsimile transmission to any Nevada Holdco Securityholder who identifies himself, herself or itself to the satisfaction of Nevada Holdco, acting through its representatives, who requests or agrees to accept correspondence through such email or facsimile transmission;

(b) the parties who are contractually granted the right to vote under the Nevada Holdco Plan of Conversion, by email, courier or prepaid regular mail;

(c) the directors and auditors of Nevada Holdco by mailing the Meeting Materials by prepaid regular mail, courier or by email or facsimile transmission, to such persons at least ten (10) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and

substantial compliance with this paragraph shall constitute good and sufficient notice of the Nevada Holdco Meeting and these proceedings, and no notice be required to any other party. Nevada Holdco is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

24. Accidental failure of or omission by Nevada Holdco to give notice to any one or more Nevada Holdco Securityholder, or the non-receipt of such notice by one or more Nevada Holdco Securityholders, or any failure or omission to give such notice as a result of events beyond the reasonable control of Nevada Holdco (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Nevada Holdco Meeting, and shall not invalidate any resolution passed or proceeding taken at the Nevada Holdco Meeting, but if any such failure or omission is brought to the attention of Nevada Holdco then it shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

25. Provided that notice of the Nevada Holdco Meeting and the provision of the Nevada Holdco Meeting Materials to the Nevada Holdco Securityholders take place in substantial compliance with this Interim Order, the requirement of section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

DEEMED RECEIPT OF NOTICE

26. The Cannex Meeting Materials and Nevada Holdco Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing, the day, Saturdays, Sundays and holidays excepted, following the date of mailing; and

(b) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

27. Notice of any amendments, updates or supplement to any of the information provided in the Cannex Meeting Materials or Nevada Holdco Meeting Materials may be communicated to either or both of the Cannex Securityholders and Nevada Holdco Securityholders by press release, news release, newspaper advertisement or by notice sent to the Cannex Securityholders or Nevada Holdco Securityholders by any of the means set forth in paragraphs 18 or 23 herein, as determined to be the most appropriate method of communication by, in the case of Cannex, the Cannex Board and, in the case of Nevada Holdco, the Nevada Holdco Board.

QUORUM AND VOTING

Cannex

28. The votes required at the Meeting required to pass the Cannex Component Business Combination Resolution shall be:

(a) an affirmative vote of not less than 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA;

(b) an affirmative vote of not less than 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA;

(c) an affirmative vote of not less than 66⅔% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA;

(d) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in OSC Rule 56-501 - Restricted Shares and NI 41-101 - General Prospectus Requirements;

(e) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA;

(f) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101; and

(g) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101.; and

(h) a simple majority of the votes cast by the Cannex Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Cannex Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

(collectively, the "Requisite Cannex Securityholder Approval").

29. The Requisite Cannex Securityholder Approval shall be sufficient to authorize and direct Cannex to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Cannex Securityholders, subject only to final approval by this Honourable Court.

30. The quorum required at the Meeting shall be the quorum required by the Articles of Cannex, being at least one person who is a Cannex Shareholder, or who represents by proxy, and is entitled to vote at least 5% of the Cannex Shares at the Meeting

31. For the purpose of counting votes respecting the Cannex Component Business Combination Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Cannex Security, as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Cannex Security represented at the Cannex Meeting.  Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Cannex Component Business Combination Resolution.

32. A representative of Cannex who attends the Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Cannex Securityholders at the Meeting with respect to the Plan of Arrangement.

Nevada Holdco

33. The votes required at the Nevada Holdco Meeting required to pass the Nevada Holdco Business Combination Resolution shall be at least:

(a) 66⅔% of the votes cast by the holders of Nevada Holdco Canada Subordinate Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(b) 66⅔% of the votes cast by the holders of Nevada Holdco Canada Proportionate Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(c) 66⅔% of the votes cast by the holders of Nevada Holdco Canada Multiple Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(d) 66⅔% of the votes cast by Nevada Holdco Canada Shareholders, present in person or represented by proxy at the Nevada Holdco Meeting, voting together as a single class pursuant to section 289(1)(a) of the BCBCA;

(e) a majority of the votes cast by Nevada Holdco Canada Shareholders approving the Business Combination and the Plan of Arrangement excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101;

(f) a majority of the votes cast by holders of Nevada Holdco Canada Subordinate Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101;

(g) a majority of the votes cast by holders of Nevada Holdco Canada Proportionate Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101; and

(h) a majority of the votes cast by holders of Nevada Holdco Canada Majority Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101

(collectively, the "Requisite Nevada Holdco Securityholder Approval").

34. The Requisite Nevada Holdco Securityholder Approval shall be sufficient to authorize and direct Nevada Holdco to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Nevada Holdco Securityholders, subject only to final approval by this Honourable Court.

35. The quorum required at the Nevada Holdco Meeting shall be the quorum required by the bylaws of Nevada Holdco, being a majority of the shares entitled to vote at the Nevada Holdco Meeting.

36. For the purpose of counting votes respecting the Nevada Holdco Component Business Combination Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Nevada Holdco Security, as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Nevada Holdco Security represented at the Nevada Holdco Meeting.  Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Nevada Holdco Business Combination Resolution.

37. A representative of Nevada Holdco who attends the Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Nevada Holdco Securityholders at the Meeting with respect to the Plan of Arrangement.

PERMITTED ATTENDEES

Cannex

38. The only persons entitled to attend the Meeting shall be the Cannex Securityholders as of the Record Date or their respective proxyholders, Cannex's directors, officers, auditors and advisors, the scrutineers, the authorized representatives of Nevada Holdco, their advisors and any other persons admitted on the invitation of the directors of Cannex or on the invitation of the Chair of the Cannex Meeting, and the only persons entitled to be represented and to vote at the Cannex Meeting shall be the registered Cannex Securityholders as at the close of business (Vancouver time) on the Record Date, or their respective proxyholders.

Nevada Holdco

39. The only persons entitled to attend the Meeting shall be the Nevada Holdco Securityholders and those persons granted contractual rights to vote as of the Record Date or their respective proxyholders, Nevada Holdco's directors, officers, auditors and advisors, the scrutineers, the authorized representatives of Cannex, their advisors and any other persons admitted on the invitation of the directors of Nevada Holdco or on the invitation of the Chair of the Nevada Holdco Meeting, and the only persons entitled to be represented and to vote at the Nevada Holdco Meeting shall be the registered Nevada Holdco Securityholders as at the close of business (Vancouver time) on the Record Date, or their respective proxyholders.

SCRUTINEERS

Cannex

40. A representative of Cannex's registrar and transfer agent, is authorized to act as scrutineer for the Cannex Meeting.

Nevada Holdco

41. A representative of Nevada Holdco or its counsel is authorized to act as scrutineer for the Nevada Holdco Meeting.

SOLICITATION OF PROXIES

Cannex

42. Cannex is authorized to use the forms of proxy and voting instruction form in connection with the Meeting, in substantially the same form as attached as Exhibit "C" to the Cannex Affidavit and the voting methods as set out in the Cannex Meeting Materials, and Cannex may in its discretion waive generally the time limits for deposit of proxies by Cannex Securityholders if Cannex deems it reasonable to do so.  Cannex is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as may be determined.

43. The procedure for the use of proxies at the Cannex Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Cannex Meeting Materials.

Nevada Holdco

44. Nevada Holdco is authorized to use the forms of proxy and voting instruction form in connection with the Meeting, in substantially the same form as attached as Exhibit "C" to the Nevada Holdco Affidavit and the voting methods as set out in the Nevada Holdco Meeting Materials, and Nevada Holdco may in its discretion waive generally the time limits for deposit of proxies by Nevada Holdco Securityholders if Nevada Holdco deems it reasonable to do so.  Nevada Holdco is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as may be determined.

45. The procedure for the use of proxies at the Nevada Holdco Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Nevada Holdco Meeting Materials.

DISSENT RIGHTS

Cannex

46. Each of the Cannex Shareholders as of the Record Date, other than the Cannex Shareholders that have executed the Support Agreements pursuant to which such Cannex Shareholders have covenanted not to exercise their rights of dissent with respect to the Arrangement Resolution, shall have the right to dissent in respect of the Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as varied by the Plan of Arrangement, this Interim Order and the Final Order (the "Dissent Rights").

47. In order for a Cannex Shareholder to exercise its Dissent Rights:

(a) notwithstanding section 242(1)(a) of the BCBCA, a Dissenting Shareholder shall deliver a written notice which must be received by Cannex, Attn: James Munro, Royal Centre,  Suite 1500 1055 West Georgia Street, PO Box 1117 Vancouver, B.C. Canada, V6E 4N7, by no later than 5:00 p.m. (Vancouver time) on April 16, 2019, or if the Cannex Meeting is postponed or adjourned, on the date which is two Business Days prior to the date of the postponed or adjourned Cannex Meeting; and

(b) any such exercise of the Dissent Rights must otherwise comply with the requirements of sections 237-247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

48. Notice to the Cannex Shareholders of their Dissent Rights with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Cannex Shares shall be given by including information with respect to this right in the Circular to be sent to the Cannex Shareholders in accordance with the Interim Order.

49. Each Dissenting Cannex Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Cannex Component Business Combination Resolution was adopted at the Meeting) of all, but not less than all, of the Dissenting Cannex Shareholder's Cannex Shares, provided that the Dissenting Cannex Shareholder duly dissents to the Cannex Component Business Combination and the Arrangement becomes effective.

50. Pursuant to the Plan of Arrangement, Cannex Shareholders who duly exercise their Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Cannex Shares shall be paid an amount equal to such fair value by the Resulting Issuer from funds set aside by Cannex, and shall be deemed to have transferred such Cannex Shares as of the Effective Time to Cannex, without any further act or formality, and free and clear of all liens, claims and encumbrances.

51. Notwithstanding section 245 of the BCBCA, the fair value of the Cannex Shares held by such Dissenting Cannex Shareholders shall be paid by by the Resulting Issuer from funds set aside by Cannex, rather than by Cannex and, at the time of transfer of the Cannex Shares of the non-Dissenting Shareholders, the Dissenting Cannex Shareholder will be deemed to have transferred their Cannex Shares to Cannex free and clear of all Liens, and shall cease to have any rights as a holder of Cannex Shares except for the entitlement to be paid fair value for such Cannex Shares by the Resulting Issuer from funds set aside by Cannex.

52. Pursuant to the Plan of Arrangement, if the Dissenting Cannex Shareholder is ultimately not entitled, for any reason, to be paid fair value for their Cannex Shares, they will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive the Consideration from the Resulting Issuer in the same manner as such non-Dissenting Shareholder.

53. None of the Cannex Shareholders who vote or have instructed a proxyholder to vote Cannex Shares in favour of the Arrangement Resolution shall be entitled to exercise the Dissent Rights.

Nevada Holdco

54. Each of the Nevada Holdco Shareholders and those persons contractually granted rights of dissent under the Nevada Holdco plan of conversion (collectively the "Eligible Nevada Holdco Parties") as of the Record Date, other than the Eligible Nevada Holdco Parties that have executed the Support Agreements pursuant to which such Eligible Nevada Holdco Parties have covenanted not to exercise their rights of dissent with respect to the Arrangement Resolution, shall have the right to dissent in respect of the Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as varied by the Plan of Arrangement, this Interim Order and the Final Order (the "Dissent Rights").

55. In order for an Eligible Nevada Holdco Party to exercise its Dissent Rights:

(a) notwithstanding section 242(1)(a) of the BCBCA, an Eligible Nevada Holdco Party shall deliver a written notice which must be received by Nevada Holdco, c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, (Attention: Joseph Feltham) by 5:00 p.m. (Mountain Time)) by no later than 5:00 p.m. (Vancouver time) on April 10, 2019, or if the Nevada Holdco Meeting is postponed or adjourned, on the date which is two Business Days prior to the date of the postponed or adjourned Nevada Holdco Meeting; and

(b) any such exercise of the Dissent Rights must otherwise comply with the requirements of sections 237-247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

56. Notice to the Eligible Nevada Holdco Parties of their Dissent Rights with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Nevada Holdco Shares shall be given by including information with respect to this right in the Circular to be sent to the Nevada Holdco Shareholders in accordance with the Interim Order.

57. Each Eligible Nevada Holdco Party that duly and validly exercises Dissent Rights in strict compliance with the dissent procedures under the BCBCA and who has not withdrawn or been deemed to have withdrawn such Dissent Rights (each a "Dissenting Nevada Holdco Shareholder") is entitled to be paid the fair value (determined as of the close of business on the day before the Nevada Holdco Component Business Combination Resolution was adopted at the Meeting) of all, but not less than all, of the Dissenting Nevada Holdco Shareholder's Nevada Holdco Shares, provided that the Dissenting Nevada Holdco Shareholder duly dissents to the Nevada Holdco Component Business Combination and the Arrangement becomes effective.

58. Pursuant to the Plan of Arrangement, Nevada Holdco Shareholders who duly exercise their Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Nevada Holdco Shares shall be paid an amount equal to such fair value by the Resulting Issuer, and shall be deemed to have transferred such Nevada Holdco Shares as of the Effective Time to Nevada Holdco, without any further act or formality, and free and clear of all liens, claims and encumbrances.

59. Notwithstanding section 245 of the BCBCA, the fair value of the Nevada Holdco Shares held by such Dissenting Nevada Holdco Shareholders shall be paid by the Resulting Issuer, and, at the time of transfer of the Nevada Holdco Shares of the non-Dissenting Shareholders, the Dissenting Nevada Holdco Shareholder will be deemed to have transferred their Nevada Holdco Shares to Nevada Holdco free and clear of all Liens, and shall cease to have any rights as a holder of Nevada Holdco Shares except for the entitlement to be paid fair value for such Nevada Holdco Shares by the Resulting Issuer.

60. Pursuant to the Plan of Arrangement, if the Dissenting Nevada Holdco Shareholder is ultimately not entitled, for any reason, to be paid fair value for their Nevada Holdco Shares, they will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive the Consideration from the Resulting Issuer in the same manner as such non-Dissenting Shareholder.

61. None of the Nevada Holdco Shareholders who vote or have instructed a proxyholder to vote Nevada Holdco Shares in favour of the Arrangement Resolution shall be entitled to exercise the Dissent Rights.

APPLICATION FOR FINAL ORDER

62. Upon the approval, with or without variation by both the Cannex and Nevada Holdco Securityholders, of the Arrangement, in the manner set forth in this Interim Order, Cannex and Nevada Holdco may apply to this Court for, inter alia, an Order that:

(a) the Arrangement, and its terms and conditions, be approved;

(b) the Arrangement be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement);

(c) a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are procedurally and substantively fair to all persons entitled to receive securities of the Resulting Issuer pursuant to the Arrangement and fair and reasonable to the Cannex Securityholders and the Nevada Holdco Securityholders;

(d) the Arrangement shall be binding on Cannex, Nevada Holdco, the Cannex Securityholders and Nevada Holdco Securityholders upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

(e) Cannex,  Nevada Holdco, or the Resulting Issuer shall be entitled to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate,

(collectively, the "Final Order").

63. Cannex and Nevada Holdco are at liberty to proceed with the hearing of the Final Order on April 18, 2019 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as Cannex and Nevada Holdco may determine or this Court may direct.

64. Any Cannex Securityholder, or Nevada Holdco Securityholder desiring to support or oppose the application has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to filing a Response to Petition and delivering a copy of the filed Response to Petition together with a copy of any additional affidavits or other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Vancouver time) on April 17, 2019, to the solicitors for the Petitioner at:

FASKEN MARTINEAU DuMOULIN LLP

Suite 2900, 550 Burrard Street

Vancouver, BC  V6C 0A3

Attention: Mark Pontin and Tracey Cohen

65. Sending the Petition and this Interim Order in accordance with paragraphs 18 and 23 of this Interim Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and service of the affidavits, including the Cannex Affidavit and Nevada Holdco Affidavit, is dispensed with.  Cannex and Nevada Holdco shall be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

66. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided notice of materials filed in this proceeding and the adjourned hearing date.

VARIANCE

67. Cannex and Nevada Holdco shall be entitled, at any time, to apply to vary this Interim Order and apply for such other orders and direction from the Court as may be appropriate.

68. Supreme Court Civil Rules 8-1 and 16-1(3) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of [X] Lawyer for the Petitioner.
MARK PONTIN

BY THE COURT
REGISTRAR

No.______________ Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

CANNEX CAPITAL HOLDINGS INC., 1196260 B.C. LTD., 4FRONT CORP.

PETITIONERS

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CANNEX CAPITAL HOLDINGS INC., 1196260 B.C. LTD.,4FRONT HOLDINGS LLC AND 4FRONT CORP.

ORDER MADE AFTER APPLICATION
FASKEN MARTINEAU DuMOULIN LLP Barristers and Solicitors 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3 +1 604 631 3131 Counsel: Mark Pontin Matter No: 315804.00002

315804.00002/103724292.3

DEFINITIONS

1. As used in this order, unless otherwise defined, defined terms have the respective meanings set out in the draft Management Information Circular of  Cannex Capital Holdings Inc. ("Cannex") (the "Cannex Circular") relating to the special meeting of the Securityholders of Cannex attached as Exhibit "B" to the Affidavit of Anthony Dutton sworn on March 20, 2019 (the "Cannex Affidavit'') and the draft Management Information Circular of 4Front Corp. ("Nevada Holdco'') (the  "Nevada Holdco Circular'') relating to the special meeting of the Securityholders of Nevada Holdco attached as Exhibit "B" to the Affidavit of Joseph Feltham sworn on March 20, 2019 (the "Nevada Holdco Affidavit'') .

MEETINGS

Cannex

2. Pursuant to sections 289 and 291 of the BCBCA, Cannex is authorized and directed to call, hold and conduct a special meeting (the "Cannex Meeting") of the securityholders of Cannex (the "Cannex Securityholders") to be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7, on April  18, 2019 commencing at 8:00am (Vancouver time), or such other date and time as the Court may direct, or as adjourned or postponed.

3. At the Meeting, the Cannex Securityholders shall:

(a) consider, and, if thought fit, pass by special resolution the Cannex Component Business Combination Resolution (the full text of which is set forth in Appendix "B" to the Cannex Circular which is attached as Exhibit "B" to the Cannex Affidavit) approving the Arrangement pursuant to Division 5 of Part 9 of the BCBCA ; and

(b) consider such other business as may properly come before the Meeting or any adjournments thereof.

4. The Meeting shall be called, held and conducted in accordance with the BCBCA, applicable securities legislation, the Notice of Special Meeting and Cannex Circular, and the articles of Cannex, subject to the terms of this order made after application (the "Interim Order"), and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

5. The Chair of the Meeting shall be the Chair of the Cannex Board or such other person authorized in accordance with the articles of Cannex. The Chair is at liberty to call on the assistance of legal counsel to Cannex at any time and from time to time as the Chair of the Meeting may deem necessary or appropriate.

Nevada Holdco

6. Pursuant to sections 289 and 291 of the BCBCA, Nevada Holdco is authorized and directed to call, hold and conduct a special meeting (the "Nevada Holdco Meeting") of the shareholders of Nevada Holdco (the "Nevada Holdco Securityholders") to be held at the offices of 4Front Holdings LLC, at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018 on April 12, 2019 commencing at 3:00 PM (Mountain time), or such other date and time as the Court may direct, or as adjourned or postponed.

7. At the Meeting, the Nevada Holdco Securityholders shall:

(a) consider, and, if thought fit, pass by special resolution the Nevada Holdco Business Combination Resolution (the full text of which is set forth in Appendix "B" to the Nevada Holdco Circular which is attached. as Exhibit "B" to the Nevada Holdco Affidavit) approving the Arrangement pursuant to Division 5 of Part 9 of the BCBCA ; and

(b) consider such other business as may properly come before the Meeting or any adjournments thereof.

8. The Meeting shall be called, held and conducted in accordance with the BCBCA, applicable securities legislation, the Notice of Special Meeting and Nevada Holdco Circular, and the articles of Nevada Holdco, subject to the terms of this order made after application (the "Interim Order"), and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

9. The Chair of the Meeting shall be the Chair of the Nevada Holdco Board or such other person authorized in accordance with the articles of Nevada Holdco. The Chair is at liberty to call on the assistance of legal counsel to Nevada Holdco at any time and from time to time as the Chair of the Meeting may deem necessary or appropriate.

ADJOURNMENT

Cannex

10. Cannex, if it deems advisable, is specifically authorized to adjourn or . postpone the Cannex Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Cannex Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Cannex Securityholders by one of the methods specified in paragraph 18 of this Interim Order, as determined to be the most appropriate method of communication by the Cannex Board.

11. The Cannex Record Date (as defined in paragraph 15 below) shall not change in respect of adjournments or postponements of the Cannex Meeting.

Nevada Holdco

12. Nevada Holdco, if it deems advisable, is specifically authorized to adjourn or postpone the Nevada Holdco Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Nevada Holdco Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Nevada Holdco Securityholders by one of the methods specified in paragraph 23 of this Interim Order, as determined to be the most appropriate method of communication by the Nevada Holdco Board.

13. The Nevada Holdco Record Date (as defined in paragraph 16 below) shall not change in respect of adjournments or postponements of the Nevada Holdco Meeting.

AMENDMENTS

14. Cannex and Nevada Holdco are authorized to make amendments, reVIs1ons or supplements to the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Cannex Securityholders or Nevada Holdco Securityholders, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Cannex Meeting and Nevada Holdco Meeting, and the subject of the Cannex Component  Business Combination Resolution and the Nevada Holdco Business Combination Resolution.

RECORD DATE

Cannex

15. The record  date for the determination of the Cannex Securityholders entitled to receive notice of and to vote at the Cannex Meeting in respect of the Arrangement is March 19, 2019 (the "Cannex Record Date"). Only Cannex Securityholders whose names were entered in the registers of Cannex at the close of business on the Record Date will be entitled to receive notice of and to vote at the Cannex Meeting in respect of the Arrangement.

Nevada Holdco

16. The record date for the determination of the Nevada Holdco Securityholders entitled to receive notice of and to vote at the Nevada Holdco Meeting in respect of the Arrangement is March 22, 2019 (the "Nevada Holdco Record Date"). Only Nevada Holdco Securityholders whose names were entered in the registers of Nevada Holdco at the close of business on the Record Date, and those who are contractually granted the right to vote under the Nevada Holdco Plan of Conversion, will be entitled to receive notice of and to vote at the Nevada Holdco Meeting in respect of the Arrangement.

NOTICE OF MEETING

Cannex

17. The Cannex Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Cannex shall not be required to send to the Cannex Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

18. The Notice of Special Meeting of Cannex Securityholders and the Cannex Circular, which includes an explanation of the effect of the Arrangement, the Cannex Component Business Combination Resolution, the Plan of Arrangement, the Interim Order, the Cannex Fairness Opinion, the Petition, and the applicable forms of proxy for Cannex Securityholders (collectively referred  to as the "Cannex Meeting Materials") in substantially the same form as contained in Exhibits B and C to the Cannex Affidavit, with such deletions, amendments or additions thereto as may be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Cannex Securityholders as they appear on the central securities register of Cannex as at the Record Date at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i) by prepaid regular mail addressed to the Cannex Securityholders at their address as it appears on the central securities register of Cannex as at the Record Date; or

(ii) by email or facsimile transmission to any Cannex Securityholders who identifies himself, herself or itself to the satisfaction of Cannex, acting through its representatives, who requests such email or facsimile transmission;

(b) the directors and auditors of Cannex by mailing the Meeting Materials by prepaid regular mail,  or by email or facsimile transmission,  to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

(c) in the case of non-registered, non-objecting and objecting Cannex Securityholders by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to objecting beneficial owners in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101'') at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

substantial compliance with this paragraph shall constitute good and sufficient notice of the Cannex Meeting and these proceedings, and no notice be required to any other party. Cannex is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

19. Accidental failure of or omission by Cannex to give notice to any one or more Cannex Securityholders, or the non-receipt of such notice by one or more Cannex Securityholders, or any failure or omission to give such notice as a result of events beyond the reasonable control of Cannex (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Cannex Meeting, and shall not invalidate any resolution passed or proceeding taken at the Cannex Meeting, but if any such failure or omission is brought to the attention of Cannex then it shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

20. Provided that notice of the Cannex Meeting and the provision of the Cannex Meeting

. Materials to the Cannex Securityholders take place in substantial compliance with this Interim Order, the requirement of section 290(l)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

21. Provided that notice of the Cannex Meeting and the provision of the Cannex Meeting Materials to the Cannex Shareholders takes place in substantial compliance with this Interim Order, the requirement of section 2.2 of NI 54-101 that notification of the Cannex Meeting and Record Date be sent at least 25 days before the record date to all depositories, the securities regulatory authority, and each exchange in Canada on which the securities are listed, is abridged pursuant to section 2.20 of NI 54-101.

Nevada Holdco

22. The Nevada Holdco Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Nevada Holdco shall not be required to send to the Nevada Holdco Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

23. The Notice of Special Meeting of Nevada Holdco Securityholders and the Nevada Holdco Circular, which . includes an explanation of the effect of the Arrangement, the Nevada Holdco Component Business Combination Resolution, the Plan of Arrangement, the Interim Order, the Nevada Holdco Fairness Opinion, the Petition, and the applicable forms of proxy for Nevada Holdco Securityholders (collectively referred to as the "Nevada Holdco Meeting Materials") in substantially the same form as contained in Exhibits B and C to the Nevada Holdco Affidavit, with such deletions, amendments or additions thereto as may be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Nevada Holdco Securityholders as they appear on the central securities register of Nevada Holdco as at the Record Date at least ten (10) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i) by prepaid . regular mail or courier addressed to the Nevada Holdco Securityholders at their address as it appears on the central securities register of Nevada Holdco as at the Record Date; or

(ii)  by email or facsimile transmission to any Nevada Holdco Securityholder who identifies himself, herself  or itself to the satisfaction of Nevada

Holdco, acting through its representatives, who requests or agrees to accept correspondence through such email or facsimile transmission;

(b}  the parties who are contractually granted the right to vote under the Nevada Holdco Plan of Conversion, by email, courier or prepaid regular mail;

(c)  the directors and auditors of Nevada Holdco by mailing the Meeting Materials by prepaid regular mail, courier or by email or facsimile transmission, to such persons at least ten (10) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and

substantial compliance with this paragraph shall constitute good and sufficient notice of the Nevada Holdco Meeting and these proceedings, and no notice be required to any other party. Nevada Holdco is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

24. Accidental failure of or omission by Nevada Holdco to give notice to any one or more Nevada Holdco Securityholder, or the non-receipt of such notice by one or more Nevada Holdco Securityholders, or any failure or omission to give such notice as a result of events beyond the reasonable control of Nevada Holdco (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Nevada Holdco Meeting, and shall not invalidate any resolution passed or proceeding taken at the Nevada Holdco Meeting, but if any such failure or omission is brought to the attention of Nevada Holdco then it shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

25. Provided that notice of the Nevada Holdco Meeting and the provision of the Nevada Holdco Meeting Materials to the Nevada Holdco Securityholders take place insubstantial compliance with this Interim Order, the requirement of section 290(1)(b) of the BCBCA to include certain disclosure inany advertisement of the Meeting is waived.

DEEMED RECEIPT OF NOTICE

26. The Cannex Meeting Materials and Nevada Holdco Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing, the day, Saturdays, Sundays and holidays excepted, following the date of mailing; and

(b) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

27. Notice of any amendments, updates or supplement to any of the information provided in the  Cannex  Meeting  Materials  or  Nevada  Holdco  Meeting  Materials  may  be communicated to either or both of the Cannex Securityholders and Nevada Holdco Securityholders by press release, news release, newspaper advertisement or by notice sent to the Cannex Securityholders or Nevada Holdco Securityholders by any of the means set forth in paragraphs 18 or 23 herein, as determined to be the most appropriate method of communication by, in the case of Cannex, the Cannex Board and, in the case of Nevada Holdco, the Nevada Holdco Board.

QUORUM AND VOTING

Cannex

28. The votes required at the Meeting required to pass .the Cannex Component Business Combination Resolution shall be:

(a) an affirmative vote of not less than 66-2/3% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(l)(b) of the BCBCA;

(b) an affirmative vote of not less than 66-2/3% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA;

(c) an affirmative vote of not less than 66-2/3% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(l)(a) of the BCBCA;

(d) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in OSC Rule 56-501 - Restricted Shares and NI 41-101 - General Prospectus Requirements;

(e) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA;

(f)  a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under Ml61-101; and

(g) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101.; and

(h) a simple majority of the votes cast by the Cannex Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Cannex Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

(collectively, the "Requisite Cannex Securityholder Approval").

29. The Requisite Cannex Securityholder Approval shall be sufficient to authorize and direct Cannex to do all such acts and things as may be necessary or desirable to. give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Cannex Securityholders, subject only to final approval by this Honourable Court.

30. Tue quorum required at the Meeting shall be the quorum required by the Articles of Cannex, being at least one person who is a Cannex Shareholder, or who represents by proxy, and is entitled to vote at least 5% of the Cannex Shares at the Meeting

31. For the purpose · of counting votes respecting the Cannex Component Business Combination . Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Cannex Security, as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Cannex Security represented at the Cannex Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Cannex Component Business Combination Resolution.

32. A representative of Cannex who attends the Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Cannex Securityholders at the Meeting with respect to the Plan of Arrangement.

Nevada Holdco

33. The votes required at the Nevada Holdco Meeting required to pass the Nevada Holdco Business Combination Resolution shall be at least:

(a) 66-2/3% of the votes cast by the holders of Nevada Holdco Canada Subordinate Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(b) 66-2/3% of the votes cast by the holders of Nevada Holdco Canada Proportionate Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289(1)(b) of the BCBCA;

(c) 66-2/3% of the votes cast by the holders of Nevada Holdco Canada Multiple Voting Shares, present in person or represented by proxy at the Nevada Holdco Meeting, voting separately as a class pursuant to section 289( l)(b) of the BCBCA;

(d) 66-2/3% of the votes cast by Nevada Holdco Canada Shareholders, present in person or represented by proxy at the Nevada Holdco Meeting, voting together as a single class pursuant to section 289(1)(a) of the BCBCA;

(e) a majority of the votes cast by Nevada Holdco Canada Shareholders approving the Business Combination and . the Plan of Arrangement excluding votes of affiliates of Nevada Holdco and control persons · of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101;

(f) a majority of the votes cast by holders of Nevada Holdco Canada Subordinate Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101;

(g) a majority of the votes cast by holders of Nevada Holdco Canada Proportionate Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101; and

(h)  a majority of the votes cast by holders of Nevada Holdco Canada Majority Voting Shares, voting as a class, approving the Business Combination and the Plan of Arrangement, excluding votes of affiliates of Nevada Holdco and control persons of Nevada Holdco, as contemplated by OSC Rule 56-501 and NI 41-101

(collectively, the "Requisite Nevada Holdco Securityholder Approval").

34. The Requisite Nevada Holdco Securityholder Approval shall be sufficient to authorize and direct Nevada Holdco to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Nevada Holdco Securityholders, subject only to final approval by this Honourable Court.

35. The quorum required at the Nevada Holdco Meeting shall be the quorum required by the bylaws of Nevada Holdco, being a majority of the shares entitled to vote at the Nevada Holdco Meeting.

36. For the purpose of counting votes respecting the Nevada Holdco Component Business Combination Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Nevada Holdco Security, as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Nevada Holdco Security represented at the Nevada Holdco Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Nevada Holdco Business Combination Resolution.

37. A representative of Nevada Holdco who attends the Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Nevada Holdco Securityholders at the Meeting with respect to the Plan of Arrangement.

PERMITTED ATTENDEES

Cannex

38. The only persons entitled to attend the Meeting shall be the Cannex Securityholders as of the Record Date or their respective proxyholders, Cannex's directors, officers, auditors and advisors, the scrutineers, the authorized representatives of Nevada Holdco, their advisors and any other persons admitted on the invitation of the directors of Cannex or on the invitation of the Chair of the Cannex Meeting, and the only persons entitled to be represented and to vote at the Cannex Meeting shall be the registered Cannex Securityholders as at the close of business (Vancouver time) on the Record Date, or their respective proxyholders.

Nevada Holdco

39. The only persons entitled to attend the Meeting shall be the Nevada Holdco Securityholders and those persons granted contractual rights to vote as of the Record Date or their respective proxyholders, Nevada Holdco's directors, officers, auditors and advisors, the scrutineers, the authorized representatives of Cannex, their advisors and any other persons admitted on the invitation of the directors of Nevada Holdco or on the invitation of the Chair of the Nevada Holdco Meeting, and the only persons entitled to be represented and to vote at the Nevada Holdco Meeting shall be the registered Nevada Holdco Securityholders as at the close of business (Vancouver time) on the Record Date, or their respective proxyholders.

SCRUTINEERS

Cannex

40. A  representative  of  Cannex's  registrar  and  transfer  agent,  is authorized  to  act  as scrutineer for the Cannex Meeting.

Nevada Holdco

41. A representative of Nevada Holdco or its counsel is authorized to act as scrutineer for the Nevada Holdco Meeting.

SOLICITATION OF PROXIES

Cannex

42. Cannex is authorized to use the forms of proxy and voting instruction form in connection with the Meeting, insubstantially the same form as attached as Exhibit "C" to the Cannex Affidavit and the voting methods as set out in the Cannex Meeting Materials, and Cannex may in its discretion waive generally the time limits for deposit of proxies by Cannex Securityholders if Cannex deems it reasonable to do so. Cannex is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents ·or representatives as it may retain for the purpose, and by mail . or such other forms of personal or electronic communication as may be determined.

43. The procedure for the use of proxies at the Cannex Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Cannex Meeting Materials.

Nevada Holdco

44. Nevada Holdco is authorized to use the forms of proxy and voting instruction form in connection with the Meeting, in substantially the same form as attached as Exhibit "C" to the Nevada Holdco Affidavit and the voting methods as set out in the Nevada Holdco Meeting Materials, and Nevada Holdco may in its discretion waive generally the time limits for deposit of proxies by Nevada Holdco Securityholders if Nevada Holdco deems it reasonable to do so. Nevada Holdco is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as may be determined.

45. The procedure for the use of proxies at the Nevada Holdco Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Nevada Holdco Meeting Materials.

DISSENT RIGHTS

Cannex

46. Each of the Cannex Shareholders as of the Record Date, other than the Cannex Shareholders that have executed the Support Agreements pursuant to which such Cannex Shareholders have covenanted not to exercise their rights of dissent with respect to the Arrangement Resolution, shall have the right to dissent in respect of the Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as varied by the Plan of Arrangement, this Interim Order and the Final Order (the "Dissent Rights").

47. In order for a Cannex Shareholder to exercise its Dissent Rights:

(a) notwithstanding section 242(l)(a) of the BCBCA, a Dissenting Shareholder shall deliver a written notice which must be received by Cannex, Attn: James Munro, Royal Centre, Suite 1500 1055 West Georgia Street, PO Box 1117 Vancouver, B.C. Canada, V6E 4N7, by no later than 5:00 p.m. (Vancouver time) on April 16, 2019, or if the Cannex Meeting is postponed or adjourned, on the date which is two Business Days prior to the date of the postponed or adjourned Cannex Meeting; and              ··

(b) any such exercise of the Dissent Rights must otherwise comply with the requirements of sections 237-247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

48. Notice to the Cannex Shareholders of their Dissent Rights with respect to  the Arrangement Resolution and· their right to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Cannex Shares shall be given by including information with respect to this right in the Circular to be sent to the Cannex Shareholders in accordance with the Interim Order.

49. Each Dissenting Cannex Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Cannex Component Business Combination Resolution was adopted at the Meeting) of all, but not less than all, of the Dissenting Cannex Shareholder's Cannex Shares, provided that the Dissenting Cannex Shareholder duly dissents to the Cannex Component Business Combination and the Arrangement becomes effective.              ·

50. Pursuant to the Plan of Arrangement, Cannex Shareholders who duly exercise their Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Cannex Shares shall be paid an amount equal to such fair value by the Resulting Issuer from funds set aside by Cannex, and shall be deemed to have transferred such Cannex Shares as of the Effective Time to Cannex, without any further act or formality, and free and clear of all liens, claims and encumbrances.

51. Notwithstanding section 245 of the BCBCA, the fair value of the Cannex Shares held by such Dissenting Cannex Shareholders shall be paid by by the Resulting Issuer from funds set aside by Cannex, rather than by Cannex and, at the time of transfer of the Cannex Shares of the non-Dissenting Shareholders, the Dissenting Cannex Shareholder will be deemed to have transferred their Cannex Shares to Cannex free and clear of all Liens, and shall cease to have any rights as a holder of Cannex Shares except for the entitlement to be paid fair value for such Cannex Shares by the Resulting Issuer from funds set aside by Cannex.              ·

52. Pursuant to the Plan of Arrangement, if the Dissenting Cannex Shareholder is ultimately not entitled, for any reason, to be paid fair value for their Cannex Shares, they will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive the Consideration from the Resulting Issuer in the same manner as such non-Dissenting Shareholder.

53. None of the Cannex Shareholders who vote or have instructed a proxyholder to vote Cannex Shares in favour of the Arrangement Resolution shall be entitled to exercise the Dissent Rights.

Nevada Holdco

54. Each of the Nevada Holdco Shareholders and those persons contractually granted rights of dissent under the Nevada Holdco plan of conversion (collectively the "Eligible Nevada Holdco Parties") as of the Record Date, other than the Eligible Nevada Holdco Parties that have executed the Support Agreements pursuant to which such Eligible Nevada Holdco Parties have covenanted not to exercise their rights of dissent with respect to the Arrangement Resolution, shall have the right to dissent in respect of the Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as varied by the Plan of Arrangement, this Interim Order and the Final Order (the "Dissent Rights").

55. In order for an Eligible Nevada Holdco Party to exercise its Dissent Rights:

(a) notwithstanding section 242(1)(a) of the BCBCA, an Eligible Nevada Holdco Party shall deliver a written notice which must be received by Nevada Holdco, c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, (Attention: Joseph Feltham) by 5:00 p.m. (Mountain Time)) by no later than 5:00 p.m. (Vancouver time) on April 10, 2019, or if the Nevada Holdco Meeting is postponed or adjourned, on the date which is two Business Days prior to the date of ·the postponed or adjourned Nevada Holdco Meeting; and

(b) any such exercise of the Dissent Rights must otherwise comply with the requirements of sections 237-247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

56. Notice to the Eligible Nevada Holdco Parties of their Dissent Rights with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Nevada Holdco Shares shall be given by including information with respect to this right in the Circular to be sent to the Nevada Holdco Shareholders in accordance with the Interim Order.

57. Each Eligible Nevada Holdco Party that duly and validly exercises Dissent Rights in strict compliance with the dissent procedures under the BCBCA and who has not withdrawn or been deemed to have withdrawn such Dissent Rights (each a "Dissenting Nevada Holdco Shareholder'') is entitled to be paid the fair value (determined as of the close of business on the day before the Nevada Holdco Component Business Combination Resolution was adopted at the Meeting) of all, but not less than all, of the Dissenting Nevada Holdco Shareholder's Nevada Holdco Shares, provided that the Dissenting Nevada Holdco Shareholder duly dissents to the Nevada Holdco Component Business Combination and the Arrangement becomes effective.

58. Pursuant to the Plan of Arrangement, Nevada Holdco Shareholders who duly exercise their Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Nevada Holdco Shares shall be paid an amount equal to such fair value by the Resulting Issuer, and shall be deemed to have transferred such Nevada Holdco Shares as of the Effective Time to Nevada Holdco, without any further act or formality, and free and clear of all liens, claims and encumbrances.

59. Notwithstanding section 245 of the BCBCA, the fair value of the Nevada Holdco Shares held by such Dissenting Nevada Holdco Shareholders shall be paid by the Resulting Issuer, and, at the time of transfer of the Nevada Holdco Shares of the non-Dissenting Shareholders, the Dissenting Nevada Holdco Shareholder will be deemed to have transferred their Nevada Holdco Shares to Nevada Holdco free and clear of all Liens, and shall cease to have any rights as a holder of Nevada Holdco Shares except for the entitlement to be paid fair value for such Nevada Holdco Shares by the Resulting Issuer.

60. Pursuant to the Plan of Arrangement, if the Dissenting Nevada Holdco Shareholder is ultimately not entitled, for any reason, to be paid fair ·· value for their Nevada Holdco Shares, they will be deemed to have participated in the Arrangement, as. of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive the Consideration from the Resulting Issuer in the same manner as such non-Dissenting Shareholder.

61. None of the Nevada Holdco Shareholders who vote or have instructed a proxyholder to vote Nevada Holdco Shares in favour of the Arrangement Resolution shall be entitled to exercise the Dissent Rights.

APPLICATION FOR FINAL ORDER

62. Upon the approval, with or without variation by both the Cannex and Nevada Holdco Securityholders, of the Arrangement, in the manner set forth in this Interim Order, Cannex and Nevada Holdco may apply to this Court for, inter alia,, an Order that:

(a) the Arrangement, and its terms and conditions, be approved;

(b) the Arrangement be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to .sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement);

(c) a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are procedurally and substantively fair to all persons entitled to receive securities of the Resulting Issuer pursuant to the Arrangement and fair and reasonable to the Cannex Securityholders and the Nevada Holdco Securityholders;

(d) the Arrangement shall be binding on Cannex, Nevada Holdco, the Cannex Securityholders and Nevada Holdco Securityholders upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

(e) Cannex, Nevada Holdco, or the Resulting Issuer shall be entitled to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate,

(collectively, the "Final Order").

63. Cannex and Nevada Holdco are at liberty to proceed with the hearing of the Final Order on April 18, 2019 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as Cannex and Nevada Holdco may determine or this Court may direct.

64. Any Cannex Securityholder, or Nevada Holdco Securityholder desiring to support or oppose the application has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to filing a Response to Petition and delivering a copy of the filed Response to Petition together with a copy of any additional affidavits or other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Vancouver time) on April 17,  2019, to the solicitors for the Petitioner at:

FASKEN MARTINEAU DuMOULIN LLP
Suite 2900, 550 Burrard Street
Vancouver, BC V6C OA3
Attention: Mark Pontin and Tracey Cohen

65. Sending the Petition and this Interim Order in accordance with paragraphs 18 and 23 of this Interim Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and service of the affidavits, including the Cannex Affidavit and Nevada Holdco Affidavit, is dispensed with. Cannex and Nevada Holdco shall be at liberty to give notice · of this application to persons outside the jurisdiction of this Court in the manner specified herein.

66. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided notice of materials filed in this proceeding and the adjourned hearing date.

VARIANCE

67. Cannex and Nevada Holdco shall be entitled, at any time, to apply to vary this Interim Order and apply for such other orders and direction from the Court as may be appropriate.

APPENDIX F
INFORMATION RELATING TO THE RESULTING ISSUER

See attached.

F-1

APPENDIX F

Information About the Resulting Issuer

GLOSSARY OF TERMS

The following is a glossary of terms that pertains to only this Appendix F of the Circular.

Terms and abbreviations used in the financial statements appended to this Appendix F are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“4Front” means 4Front Holdings LLC, a limited liability company existing under the Laws of the State of Delaware.

“4Front Contribution Agreement” means the contribution agreement to be entered into between Nevada Holdco, 4Front and the Key Members, pursuant to which all of the issued and outstanding 4Front Membership Interests held by Key Members will be contributed to Nevada Holdco in exchange for Nevada Holdco Multiple Voting Shares and Nevada Holdco Proportionate Voting Shares.

“4Front Disclosure Letter” means the disclosure letter executed by 4Front and delivered to Cannex concurrently with the execution of the Business Combination Agreement.

“4Front Liquidity Warrants” means (i) the liquidity warrants issued by 4Front to U.S. Blocker on October 23, 2018, exercisable into 2,495.1 Class F Units of 4Front, and (ii) the liquidity warrants issued by 4Front to certain U.S. holders on October 23, 2018, exercisable into 5,504.6 Class F Units of 4Front, in each case in the event that a Liquidity Event has not occurred prior to April 23, 2019.

“4Front Locked-up Members” means those holders of 4Front Membership Interests, as set forth in Section 1.1 of the 4Front Disclosure Letter, each of whom has signed a 4Front Voting Agreement.

“4Front Membership Interests” means the limited liability company equity interests authorized under the 4Front Operating Agreement.

“4Front Operating Agreement” means the second amended and restated limited liability company agreement of 4Front dated October 23, 2018.

“4Front Ventures” means 4Front Ventures, Inc., a corporation existing under the Laws of the State of Delaware.

“4Front Ventures Asset Transfer and Reorganization Agreement” means the asset transfer and reorganization agreement to be entered into between Nevada Holdco and 4Front Ventures, pursuant to which all of the assets of 4Front Ventures will be transferred to Nevada Holdco in exchange for Nevada Holdco Proportionate Voting Shares.

“4Front Voting Agreement” means the voting agreement (including all amendments thereto) signed by the 4Front Locked-up Members setting forth the terms and conditions upon which they have agreed, among other things, to vote their Nevada Holdco Shares in favour of the Business Combination.

“7 Point Holdings” means 7Point Holdings LLC, a Washington limited liability corporation and licensed cannabis producer and processor.

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“Advisors” means 4Front Advisors, LLC, an Arizona limited liability company and wholly-owned subsidiary of 4Front.

“Affiliate” or “affiliate” means, with respect to any two Persons, one Person is a Subsidiary of the other or each of the two Persons is controlled by the same Person.

“Ag Grow” means Ag Grow Imports LLC.

“Agent Warrants” means the agent warrants to acquire 1,652,279 Cannex Common Shares issued by Cannex by private placement on March 13, 2018.

“Arco” means Arco Resources Corp.

“ArcoSub” has the meaning ascribed herein.

“Arkansas Natural Products” means Arkansas Natural Products, LLC, an Arkansas limited liability company.

“Arkansas Natural Products Management” means Arkansas Natural Products I Management, LLC, an Arkansas limited liability company and minority-owned subsidiary of Mission (40%).

“Arkansas Patient Services Co.” means Arkansas Patient Services Company, LLC, an Arkansas limited liability company.

“Arkansas Patient Services Co. Management” means Arkansas Patient Services Company Group Management, LLC, an Arkansas limited liability company and minority-owned subsidiary of Mission (40%).

“Associate” has the meaning ascribed thereto.

“Bank Secrecy Act” has the meaning herein.

“BC Amalgamation” means the statutory amalgamation of Nevada Holdco and BC Newco pursuant to the provisions of the BCBCA and the Plan of Arrangement, with the Resulting Issuer as the successor corporation.

“BC Newco” means 1196260 B.C. Ltd., a corporation existing under the Laws of the Province of British Columbia.

“BC Newco Shares” means the common shares in the capital of BC Newco.

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as such act and regulations may be promulgated or amended from time to time.

“BrightLeaf” means BrightLeaf Development LLC, a Washington limited liability corporation under common control with CCGI.

“BrightLeaf Acquisition” has the meaning ascribed herein.

“Brightleaf Contribution Agreement” has the meaning ascribed herein.

“Business Combination” means the arrangement of Nevada Holdco, BC Newco and Cannex under the provisions of Section 288 of the BCBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Transacting Parties, each acting reasonably).

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“Business Combination Agreement” means the business combination agreement dated March 1, 2019 between 4Front, Nevada Holdco, BC Newco and Cannex together with the schedules attached thereto, as amended or supplemented from time to time.

“Cannex” means Cannex Capital Holdings Inc., a corporation existing under the Laws of the Province of British Columbia.

“Cannex-Arco RTO Amalgamation” has the meaning ascribed herein.

“Cannex Class A Share Option Plan” means the stock option plan of Cannex for the purchase of Cannex Class A Shares, approved by Cannex Shareholders on January 30, 2018.

“Cannex Class A Share Options” means the options to purchase Cannex Class A Shares pursuant to the Cannex Class A Share Option Plan.

“Cannex Class A Shares” means the class A convertible restricted voting shares in the capital of Cannex.

“Cannex Common Share Option Plan” means the stock option plan of Cannex for the purchase of Cannex Common Shares, approved by Cannex Shareholders on January 30, 2018.

“Cannex Common Share Options” means the options to purchase Cannex Common Shares pursuant to the Cannex Common Share Option Plan.

“Cannex Common Shares” means the common shares in the capital of Cannex.

“Cannex Component of the Business Combination” means the part of the Plan of Arrangement that entails the Cannex Share Exchange, the Cannex Warrant Exchange, the Cannex Note Exchange, the Cannex Option Exchange, the Cannex Windup and the CCGI Windup.

“Cannex Dissent Rights” means the rights of dissent exercisable by the Cannex Shareholders in respect of the Cannex Component of the Business Combination pursuant to Section 238 of the BCBCA, as modified by Article 4 of the Plan of Arrangement and the Interim Order.

“Cannex Dissenting Shareholder” means a registered Cannex Shareholder who duly exercises its Cannex Dissent Rights with respect to the Cannex Component of the Business Combination, and who has not withdrawn or been deemed to have withdrawn such exercise of Cannex Dissent Rights.

“Cannex GGP Notes” means the senior secured convertible notes issued by Cannex on November 21, 2018 to GGP in the aggregate principal amount of $32,000,000.

“Cannex GGP Warrantholders” means GGP.

“Cannex GGP Warrants” means the warrants, collectively, GGP Note Warrants A, GGP Note Warrants B, and GGP Note Warrants C, to acquire Cannex Shares issued by Cannex to the Cannex GGP Warrantholders on November 21, 2018.

“Cannex Holdings” means Cannex Holdings (Nevada) Inc., a Nevada corporation and its wholly-owned subsidiary of Cannex.

“Cannex Locked-up Shareholders” means those holders of Cannex Shares as set forth in Section 1.1 of the Cannex Disclosure Letter, each of whom has signed a Cannex Shareholder Voting Agreement.

“Cannex Meeting” means the special meeting of Cannex Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of obtaining the approval of the Cannex Component of the Business Combination Resolution, the Resulting Issuer Equity Incentive Plans, and other related matters, in accordance with the Interim Order as applicable.

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“Cannex Note Exchange” means the issuance of Resulting Issuer Notes to the Cannex Noteholders in exchange for the Cannex GGP Notes.

“Cannex Noteholders” means GGP.

“Cannex Option Exchange” means the exchange of Cannex Common Share Options for Resulting Issuer Replacement Options for Subordinate Voting Shares and Cannex Class A Share Options for Resulting Issuer Replacement Options for Proportionate Voting Shares in accordance with the Cannex Option Exchange Ratio.

“Cannex Option Exchange Ratio” means one Resulting Issuer Replacement Option for Subordinate Voting Share for each Cannex Common Share Option and one Resulting Issuer Replacement Option for Proportionate Voting Shares for each Cannex Class A Share Option.

“Cannex Optionholders” means the holders of Cannex Options.

“Cannex Options” means the Cannex Common Share Options and the Cannex Class A Share Options.

“Cannex PP Warrantholders” means the holders of the PP Warrants and the Agent Warrants

“Cannex Private Placement” has the meaning ascribed herein.

“Cannex Private Placement Escrow Release Conditions” has the meaning ascribed herein.

“Cannex Share Exchange” means the exchange of Cannex Common Shares and Cannex Class A Shares for Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, respectively, in accordance with the Cannex Share Exchange Ratio.

“Cannex Share Exchange Ratio” means one Resulting Issuer Subordinate Voting Share for each Cannex Common Share and one Resulting Issuer Proportionate Voting Share for each 80 Cannex Class A Shares.

“Cannex Shareholder Voting Agreements” means the voting agreements (including all amendments thereto) signed by the Cannex Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Cannex Shares in favour of the Business Combination.

“Cannex Shareholders” means the holders of Cannex Shares.

“Cannex Shares” means, collectively, the Cannex Class A Shares and Cannex Common Shares.

“Cannex USA” means Cannex Capital Holdings (Nevada) Inc., a wholly-owned subsidiary of Cannex.

“Cannex Warrant Exchange” means the issuance to each Cannex PP Warrantholder of one Resulting Issuer PP Warrant for each PP Warrant held thereby and the issuance to each GGP Warrantholder of one Resulting Issuer GGP Warrant for each Cannex GGP Warrant held thereby.

“Cannex Windup” means the conveyance of the assets of Cannex to the Resulting Issuer and the assumption of the liabilities of Cannex by the Resulting Issuer in connection with the winding up of Cannex, done in accordance with subsection 88(1) of the Tax Act.

“CARERS Act” has the meaning ascribed herein.

“CBD” means Cannabidiol.

“CBP” means U.S. Customs and Border Protection.

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“CCGI” means Cannex Capital Group Inc., a British Columbia corporation and the wholly-owned subsidiary of Cannex.

“CCGI Security Holders” has the meaning ascribed herein.

“CCGI Windup” means the conveyance of the assets of CCGI to Cannex and the assumption of the liabilities of CCGI by Cannex in connection with the winding up of CCGI, done in accordance with subsection 88(1) of the Tax Act.

“CDS” means Clearing and Depository Services Inc.

“Class A Units” means the Class A units of 4Front.

“Class B Units” means the Class B units of 4Front.

“Class C Units” means the Class C units of 4Front

“Class D Units” means the Class D units of 4Front

“Class E Units” means the Class E units of 4Front

“Class F Units” means the Class F units of 4Front.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Cole Memorandum” has the meaning ascribed herein.

“Community Host Agreement” has the meaning ascribed herein.

“Continuance” means the continuance of Nevada Holdco from the jurisdiction of the State of Nevada to the Province of British Columbia pursuant to Section 302 of the BCBCA and Sections 92A.105 and 92A.195 of the NRS.

“Court” means the Supreme Court of British Columbia.

“CSA” means the United States Federal Controlled Substances Act 21 USC § 811, as amended from time to time.

“CSE” means the Canadian Securities Exchange.

“DEA” means the United States Drug Enforcement Administration.

“Disability Determination” means a finding that the holder, because of a mental disability, is unable to perform substantially all of such holder’s regular duties to the Company and that such mental disability is determined or reasonably expected to continue for at least 12 months. Any Disability Determination shall be initiated by the Company and shall be based on the written opinion of the physician regularly attending the holder whose ability is in question (which expense shall be borne by the Company). If the Initial Holders holding a majority of the Multiple Voting Shares not held by the individual holder in question disagree with the opinion of this physician (the “First Physician”), they may, at their own expense, engage another physician (the “Second Physician”) to examine the holder. If the First Physician and the Second Physician agree in writing that the holder is or is not disabled, their written opinion shall, except as otherwise set forth herein, be conclusive on the issue of ability. If the First Physician and the Second Physician disagree on the disability of the Shareholder, they shall choose a third consulting physician (whose expense shall be borne by the Company), and the written opinion of a majority of these three physicians, shall, except as otherwise provided below, be conclusive as to the holder’s ability. The date of any written opinion conclusively finding the holder to be Disabled is the date on which the disability shall be deemed to have occurred. If there is a conclusive finding that the holder is not Disabled, the holders holding a majority of the Multiple Voting Shares not held by the individual holder in question shall have the right to request additional Disability Determinations, provided they agree to pay all expenses of the Disability Determinations and do not request an additional Disability Determination more frequently than once every 12 months. In conjunction with a Disability Determination, each Initial Holder consents to, and agrees to cooperate with, any required medical examination, and agrees to furnish any medical information requested by any examining physician and to waive any applicable physician-patient privilege that may arise because of such examination. All physicians except the First Physician must be board-certified in the specialty most closely related to the nature of the disability alleged to exist.

6

“Effective Date” has the meaning ascribed to such term in the Plan of Arrangement.

“Effective Time” has the meaning ascribed to such term in the Plan of Arrangement.

“Elma Grow Facility” has the meaning ascribed herein.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“EVG” means EVG Farms, LLC, a Massachusetts limited liability company.

“FDA” means the United States Food and Drug Administration.

“FDCA” has the meaning ascribed herein.

“FHD” means Fuller Hill Development Co. LLC, a limited liability company formed under the laws of the State of Washington.

“Final Order” means the final order of the Court to be applied for by the Resulting Issuer and made by the Court and granted to the Resulting Issuer pursuant to Section 291 of the BCBCA, in a form acceptable to 4Front, Nevada Holdco, BC Newco and Cannex, each acting reasonably, approving the Business Combination, as such order may be amended by the Court (with the consent of 4Front, Nevada Holdco, BC Newco and Cannex) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to 4Front, Nevada Holdco, BC Newco and Cannex, each acting reasonably) on appeal.

“FinCEN” has the meaning ascribed herein.

“FinCEN Memorandum” has the meaning herein.

“Foreign Private Issuer” has the meaning ascribed herein.

“GGP” means, collectively, Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.

“GGP Note Warrants A” has the meaning ascribed herein.

“GGP Note Warrants B” has the meaning ascribed herein.

“GGP Note Warrants C” has the meaning ascribed herein.

 “GGP SPA” has the meaning ascribed herein.

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any stock exchange, including the CSE;

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(c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi- governmental body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any jurisdiction, regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Governmental Orders” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Greens Goddess” means Greens Goddess Products, Inc. (dba Herb’N), an Arizona corporation.

“Healthy Pharms” means Healthy Pharms, Inc., a Massachusetts corporation and wholly-owned subsidiary of Mission.

“IL Act” has the meaning ascribed herein.

“IL DA” has the meaning ascribed herein.

“IL DFPR” has the meaning ascribed herein.

“IL DPH” has the meaning ascribed herein.

“Illinois Grown Medicine” means IL Grown Medicine, LLC, an Illinois limited liability company wholly owned by an executive and unit holder of 4Front.

“Initial Holder” means the holders of Multiple Voting Shares as of the date of initial issuance of Multiple Voting Shares and as further described herein.

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Business Combination Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to Cannex and 4Front, each acting reasonably, providing for, among other things, the calling and holding of the Nevada Holdco Meeting and the Cannex Meeting and, as the same may be amended by the Court (with the consent of Cannex and 4Front, each acting reasonably).

“IRS” means the United States Internal Revenue Service.

“Key Members” means Joshua Rosen, Andrew Thut, Kris Krane, Karl Chowscano and Trevor Pratte.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, rulings, ordinances, Governmental Orders or other requirements, whether domestic or foreign, including but not limited to, all applicable requirements of federal, state, provincial and municipal, city, county or other local government laws, rules and regulations and guidelines regarding regulated medical and adult use cannabis businesses and activities, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the CSE), but excluding provisions of any U.S. federal laws or regulations applicable to cannabis, including the CSA, 21 U.S.C. 801 et. seq., or related federal law that prohibit the cultivation, processing, sale or possession of cannabis and provisions of U.S. federal law that may be violated due to the federal illegality of cannabis including, but not limited to U.S. federal money laundering laws (Title 18 U.S.C. § 1956 and § 1957), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities.

“Licensor Option” means, together, the option agreement among Cannex, Cannex USA and 7Point dated December 21, 2017, and the option agreement among Cannex, Cannex USA and Superior Gardens dated December 21, 2017, pursuant to which Cannex and Cannex USA have the right to purchase from 7Point and Superior Gardens, for a maximum aggregate purchase price of $6,000,000 (subject to adjustment), certain property of those entities, including certain Washington State cannabis licenses issued by the Washington State Liquor and Cannabis Board, which, as of the date of this Circular, can only be owned by residents of Washington State.

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“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Linchpin” means Linchpin Investors, LLC, a Delaware limited liability company and wholly-owned subsidiary of 4Front.

“Liquidity Event” means (i) a transaction with a company that is a reporting issuer in at least one jurisdiction of Canada which is acceptable to 4Front, by way of plan of arrangement, amalgamation, reverse take-over, qualifying transaction, or any other business combination or other similar transaction pursuant to which its common shares (or the common shares of the resulting issuer) are listed on the CSE or any other exchange as agreed upon by 4Front, or (ii) a transaction or series of transactions whereby all or substantially all of the assets of 4Front are acquired, or the completion of a tender bid or plan of arrangement whereby the holders of securities in 4Front and/or 4Front Can/Am Investco Inc., a company formed under the laws of the State of Delaware, receive cash, shares or cash and shares of a company listed on a recognized stock exchange in North America for their securities in 4Front and/or 4Front Can/Am Investco Inc.

“Management Agreement” means the management agreements pursuant to which Mission controls certain dispensary licenses in Baltimore, Maryland and Silver Spring, Maryland.

“MARI” means Maryland Alternative Relief, LLC, a Maryland limited liability company.

“Mission” means Mission Partners USA, LLC, a Delaware limited liability company and wholly-owned subsidiary of 4Front.

“Mission Allentown” means Mission Pennsylvania II, LLC, a Pennsylvania limited liability company wholly controlled by Mission through its Nominee Agreement with Mission Mercury.

“Mission Catonsville” means Mission Maryland, LLC, a Maryland limited liability company and majority- owned subsidiary of Mission (90%).

“Mission Glenmont” means Premium Medicine of Maryland, LLC, a Maryland limited liability company.

“Mission Hampden” means Chesapeake Integrated Health Institute, LLC, a Maryland limited liability company.

“Mission Illinois” means Harborside Illinois Grown Medicine, Inc., an Illinois limited liability company wholly owned by an executive and unit holder of 4Front.

“Mission IP” means Mission Partners IP, LLC, a Delaware limited liability company and wholly-owned subsidiary of Mission.

“Mission MA” means Mission MA, Inc., a Massachusetts corporation, and majority-owned subsidiary of Mission (76%).

“Mission Mercury” means Mission Mercury, LLC, a Pennsylvania limited liability company owned jointly by Andrew Thut and Kris Krane.

“MMA” means MMA Capital, LLC, a Massachusetts limited liability company and majority-owned subsidiary of Mission (76%).

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“MP Illinois” means MP Illinois, LLC, an Illinois limited liability company.

“Multiple Voting Shares” means the class C multiple voting shares in the capital of the Resulting Issuer, with the rights and restrictions as set forth in Schedule “K” to the Business Combination Agreement.

“NEO” means a Named Executive Officer as such term is defined in Form 51-102F6 – Statement of Executive Compensation under NI 51-102.

“Nevada Holdco” means 4Front Corp, a corporation existing under the Laws of the State of Nevada.

“Nevada Holdco Business Combination Resolution” means collectively: (i) the special resolution of the Nevada Holdco Shareholders approving the Business Combination and the Plan of Arrangement which is to be considered at the Nevada Holdco Meeting; and (ii) the resolution of the shareholders of Nevada Holdco providing minority approval as defined in and contemplated by OSC Rule 56-501 and NI 41-101 approving the Business Combination and the Plan of Arrangement which is to be considered at the Nevada Holdco Meeting.

“Nevada Holdco Dissent Rights” means the rights of dissent exercisable by the Nevada Holdco Shareholders in respect of the Continuance in the Nevada Holdco Agreement and Plan of Conversion in a manner consistent with Sections 92A.300 through 92A.500 of the NRS and the Business Combination pursuant to Section 238 of the BCBCA, as modified by Article 4 of the Plan of Arrangement and the Interim Order.

“Nevada Holdco Dissenting Shareholder” means a registered Nevada Holdco Shareholder who duly exercises its Nevada Holdco Dissent Rights with respect to the Continuance and Business Combination, and who has not withdrawn or been deemed to have withdrawn such exercise of Nevada Holdco Dissent Rights.

“Nevada Holdco Meeting” means the special meeting of Nevada Holdco Shareholders, including any adjournment thereof, to be called and held for the purpose of obtaining the approval of the Continuance, the Nevada Holdco Business Combination Resolution, the Resulting Issuer Equity Incentive Plans, and other related matters, in accordance with the Interim Order as applicable.

“Nevada Holdco Multiple Voting Shares” means the class C multiple voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Multiple Voting Shares.

“Nevada Holdco Option” means the options to acquire Nevada Holdco Proportionate Voting Shares which will be assumed by Nevada Holdco in connection with the Pre-Arrangement Transactions.

“Nevada Holdco Plan of Conversion” means the agreement and plan of conversion to be entered into among of Nevada Holdco, 4Front, 4Front Ventures and U.S. Blocker, pursuant to which Nevada Holdco will continue as a corporation from the jurisdiction of Nevada to the jurisdiction of British Columbia pursuant to a conversion under Sections 92A.105, 105 and 92A.195 of the NRS and Section 302 of the BCBCA.

“Nevada Holdco Proportionate Voting Shares” means the class B proportionate voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Proportionate Voting Shares.

“Nevada Holdco Shareholders” means the (i) holder of Nevada Holdco common stock and (ii) the holders of 4Front Membership Interests, shares of 4Front Ventures and shares of U.S. Blocker that will be exchanged for Nevada Holdco Subordinate Voting Shares, Nevada Holdco Proportionate Voting Shares, and Nevada Holdco Multiple Voting Shares, as applicable, and which have been granted voting rights pursuant to the Nevada Holdco Plan of Conversion to vote as holders of Nevada Holdco Shares at the Nevada Holdco Meeting.

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“Nevada Holdco Shares” means, collectively, at the applicable time, the issued and outstanding Nevada Holdco Subordinate Voting Shares, Nevada Holdco Proportionate Voting Shares and Nevada Holdco Multiple Voting Shares.

“Nevada Holdco Subordinate Voting Shares” means the class A subordinate voting shares in the capital of Nevada Holdco, with substantially the same rights and restrictions as the Resulting Issuer Subordinate Voting Shares.

“Nevada Holdco Warrantholders” means the holders of Nevada Holdco Warrants.

“Nevada Holdco Warrants” means the warrants to acquire Nevada Holdco Subordinate Voting Shares which will be assumed by Nevada Holdco in connection with the Pre-Arrangement Transactions.

“New LLC” means 4Front Merger LLC, a limited liability company existing under the Laws of the State of Delaware and a wholly-owned subsidiary of Nevada Holdco.

“New LLC Merger” means the merger of New LLC with and into 4Front with 4Front surviving such merger and the separate legal existence of New LLC ceasing for all purposes pursuant to which holders of 4Front Membership Interests other than Nevada Holdco will receive Nevada Holdco Proportionate Voting Shares, as provided in the New LLC Merger Agreement.

“New LLC Merger Agreement” means the agreement and plan of merger to be entered into among Nevada Holdco, 4Front and New LLC providing for the New LLC Merger.

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements, as amended.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations, as amended.

“NI 52-110” means National Instrument 52-110 – Audit Committees, as amended.

“Nominee Agreement” means those nominee agreements pursuant to which Mission beneficially owns certain cultivation and dispensary licenses, as applicable, in Elk Grove, California and Chicago, Illinois.

“Northwest Cannabis Solutions” means Superior Gardens, LLC, a Washington limited liability corporation and licensed cannabis producer and processor.

“NRS” means the Nevada Revised Statutes and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Om” means Om of Medicine, LLC, a Michigan limited liability company.

“Om LOI” has the meaning ascribed herein.

“OSC Rule 56-501” means Ontario Securities Commission Rule 56-501 - Restricted Shares, as it may be amended or re-enacted from time to time.

“Person” includes an individual, firm, trust, partnership, association, body corporate, unlimited liability corporation, joint venture, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity or group of Persons, whether or not having legal status.

“Pine Bluff Agriceuticals” means Pine Bluff Agriceuticals I, LLC, an Arkansas limited liability company.

“Pine Bluff Agriceuticals Management” means Pine Bluff Agriceuticals Management I, LLC, an Arkansas limited liability company and minority-owned subsidiary of Mission (40%).

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“PL Pennsylvania Dispensary” means PL Pennsylvania Dispensary, LLC, a Pennsylvania limited liability company.

“Plan of Arrangement” means the plan of arrangement of Nevada Holdco, BC Newco and Cannex, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Nevada Holdco, BC Newco, Cannex and 4Front, each acting reasonably.

“PP Warrants” means the private placement warrants to acquire 24,109,936 Cannex Common Shares issued by Cannex by private placement on March 13, 2018.

“Pre-Arrangement Transactions” means, collectively, the 4Front Contribution Agreement, the 4Front Ventures Asset Transfer and Reorganization Agreement, the U.S. Blocker Contribution Agreement, the New LLC Merger Agreement, the U.S. Co Contribution Agreement and the Nevada Holdco Plan of Conversion.

“Prime” has the meaning ascribed herein.

“Proportionate Voting Shares” or “Resulting Issuer Proportionate Voting Shares” means the class B proportionate voting shares in the capital of the Resulting Issuer, with the rights and restrictions as set forth in Schedule “K” to the Business Combination Agreement.

“REP” means Real Estate Properties, LLC, a limited liability company formed under the laws of the State of Washington.

“Restricted Conversion Period” means the period prior to the date that is the later of six months following December 31, 2018 and six months following the date of closing of the Business Combination.

“Resulting Issuer” means 4Front Ventures Corp., a corporation amalgamated under the Laws of British Columbia and the successor corporation under the BC Amalgamation following the completion of the transactions contemplated by the Business Combination and the Plan of Arrangement, with such corporation being the indirect parent entity of 4Front.

“Resulting Issuer Agent Warrants” has the meaning ascribed herein.

“Resulting Issuer Board” means the board of directors of the Resulting Issuer.

“Resulting Issuer Equity Incentive Plans” means Resulting Issuer Proportionate Share Equity Incentive Plan and the Resulting Issuer Subordinate Share Equity Incentive Plan.

“Resulting Issuer GGP Warrants” means the Resulting Issuer GGP Warrants A, the Resulting Issuer GGP Warrants B, and the Resulting Issuer GGP Warrants C.

“Resulting Issuer NH Replacement Options” means the options to acquire Resulting Issuer Proportionate Voting Shares to be issued to holders of Nevada Holdco Options.

“Resulting Issuer NH Warrants” means the private placement compensation warrants to acquire Resulting Issuer Subordinate Voting Shares to be issued by the Resulting Issuer to the Nevada Holdco Warrantholders.

“Resulting Issuer GG Warrants A” means a warrant to purchase Proportionate Voting Shares at an exercise price of $80.00.

“Resulting Issuer GG Warrants B” means a warrant to purchase Proportionate Voting Shares at an exercise price of $106.40.

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“Resulting Issuer GG Warrants C” means a warrant to purchase Proportionate Voting Shares at an exercise price of $159.20.

“Resulting Issuer Notes” means the senior secured convertible notes of the Resulting Issuer issued in exchange for the Cannex GGP Notes.

“Resulting Issuer PP Warrants” means the warrants to acquire Resulting Issuer Subordinate Voting Shares to be issued by the Resulting Issuer to the Cannex PP Warrantholders.

“Resulting Issuer PP Subscriber Warrants” has the meaning ascribed herein.

“Resulting Issuer Proportionate Share Equity Incentive Plan” means the equity incentive plan of the Resulting Issuer for Resulting Issuer Proportionate Shares, the form of which is to be agreed upon between the Transacting Parties, each acting reasonably, and acceptable to the CSE and which is to be approved at each of the Nevada Holdco Meeting and the Cannex Meeting.

“Resulting Issuer Replacement Options” means the Resulting Issuer Replacement Options for Proportionate Voting Shares and the Resulting Issuer Replacement Options for Subordinate Voting Shares.

“Resulting Issuer Replacement Options for Proportionate Voting Shares” means the options to acquire Proportionate Voting Shares to be issued by the Resulting Issuer pursuant to the Resulting Issuer Proportionate Share Equity Incentive Plan to (i) former holders of Cannex Class A Share Options by the Resulting Issuer pursuant to the Resulting Issuer Equity Incentive Plans, each of which options will reflect an adjustment to the number of shares underlying each option in accordance with the Cannex Share Exchange Ratio, and (ii) the holders of Nevada Holdco Options, and, for certainty, where applicable, includes the Resulting Issuer NH ReplacementOptions.

“Resulting Issuer Replacement Options for Subordinate Voting Shares” means the options to acquire Resulting Issuer Subordinate Voting Shares to be issued to former holders of Cannex Common Share Options by the Resulting Issuer pursuant to the Resulting Issuer Subordinate Share Equity Incentive Plan.

“Resulting Issuer Shares” means the Subordinate Voting Shares, the Proportionate Voting Shares and the Multiple Voting Shares, as the case may be.

“Resulting Issuer Subordinate Share Equity Incentive Plan” means the equity incentive plan of the Resulting Issuer for Resulting Issuer Subordinate Voting Shares, the form of which is to be agreed upon between the Transacting Parties, each acting reasonably, and acceptable to the CSE and which is to be approved at each of the Nevada Holdco Meeting and the Cannex Meeting.

“Resulting Issuer Warrants” means the Resulting Issuer GGP Warrants, the Resulting Issuer PP Warrants and the Resulting Issuer NH Warrants.

“Rohrabacher-Farr Amendment” has the meaning ascribed herein.

“Sale Leaseback Transactions” has the meaning ascribed herein.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia), as now in effect and as they may be promulgated or amended from time to time.

“Sessions Memorandum” has the meaning ascribed herein.

“Staff Notice 51-352” mean Canadian Securities Administrator’ Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

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“Subordinate Voting Shares” or “Resulting Issuer Subordinate Voting Shares” means the subordinate voting shares in the capital of the Resulting Issuer, with the rights and restrictions as set forth in Schedule “K” to the Business Combination Agreement.

“Subsidiaries” means the direct and indirect subsidiaries of 4Front or Cannex, as applicable, or the operating companies in which 4Front or Cannex, as applicable, has an ownership interest and “Subsidiary” means any one of them.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time totime.

“TMX MOU” has the meaning ascribed herein.

“Transacting Parties” means Cannex and 4Front, and “Transacting Party” means either of them.

“Tumwater Facility” has the meaning ascribed herein.

“Tumwater Grow” has the meaning ascribed herein.

“Tumwater Processing” has the meaning ascribed herein.

“U.S. Blocker” means 4Front Can/Am Investco Inc., a corporation organized under the Laws of the State of Delaware.

“U.S. Blocker Contribution Agreement” means the contribution agreement to be entered into between U.S. Blocker, Nevada Holdco and the U.S. Blocker Shareholders pursuant to which all of the issued and outstanding U.S. Blocker Shares will be contributed to Nevada Holdco in exchange for Nevada Holdco Subordinate Voting Shares.

“U.S. Blocker Shareholder” means a holder of one or more U.S. Blocker Shares.

“U.S. Blocker Shares” means issued and outstanding shares of common stock of U.S. Blocker.

“U.S. Blocker Stock” has the meaning ascribed herein.

“U.S. Co” means 4Front U.S. Holdings, Inc., a corporation organized under the Laws of the State of Delaware.

“U.S. Co Contribution Agreement” means the contribution agreement to be entered into between Nevada Holdco and U.S. Co pursuant to which Nevada Holdco will contribute all of the issued and outstanding 4Front Membership Interests to U.S. Co.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

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CORPORATE STRUCTURE

Corporate Name & Head and Registered Office

The head and registered office of 4Front is located at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018.

The head and registered office of Cannex is located at 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

Upon completion of the Business Combination, the head office of the Resulting Issuer will be located at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018 and the registered office of the Resulting Issuer will be located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

Jurisdiction of Incorporation

4Front

4Front was formed as a Delaware limited liability company on August 29, 2016. On September 15, 2016, 4Front acquired assets from 4Front Ventures, a Delaware corporation, in exchange for the issuance to 4Front Ventures of 500,000 Class A Units of 4Front and the issuance of Class B Units to the shareholders of 4Front Ventures. The assets acquired by 4Front from 4Front Ventures consisted of substantially all of the assets and liabilities of 4Front Ventures, including, without limitation, all of the equity membership interests of Advisors, Mission and Linchpin.

Advisors was formed as an Arizona limited liability company in 2011. Advisors has been in operation since its formation, has not operated at a profit or generated positive operating cash flow, and is fairly described as an early stage business enterprise. Mission was formed as a Delaware limited liability company in 2016. Mission has been in operation since its formation, has not operated at a profit or generated positive operating cash flow, and is fairly described as an early stage start-up business enterprise. Linchpin was formed as a Delaware limited liability company in 2016. Linchpin has been in operation since its formation, has not operated at a profit or generated positive operating cash flow, and is fairly described as an early stage start-up business enterprise.

Cannex

Cannex was incorporated under the laws of British Columbia on March 13, 2006 under the name “Atomic Minerals Ltd.”. On May 11, 2009, the company changed its name to “Arco Resources Corp.”

On March 13, 2018, CCGI, a corporation under the laws of British Columbia, and its security holders (the “CCGI Security Holders”) completed an amalgamation with Arco, pursuant to which the CCGI Security Holders transferred all of their common shares of CCGI in exchange for common shares of Arco on a 1:1 ratio. The transaction resulted in the former CCGI Security Holders obtaining control of the resulting issuer, and therefore constituted a reverse takeover (the “Cannex-Arco RTO Amalgamation”) under the policies of the CSE. Upon the completion of the Cannex-Arco RTO Amalgamation, Cannex changed its name to “Cannex Capital Holdings Inc.”.

Subsequent to the Cannex-Arco RTO Amalgamation, Cannex completed an acquisition of 100% of the membership units of BrightLeaf, a Washington limited liability corporation. BrightLeaf, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and material supply agreements with Northwest Cannabis Solutions and 7Point Holdings.

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including provision of: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. Cannex has operations in Washington State, a corporate head office in Vancouver, BC, Canada, and is currently seeking cannabis licensure in California.

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Cannex is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

The Resulting Issuer expects to be a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. The Resulting Issuer will be subject to the provisions of the BCBCA.

Inter-corporate Relationships

The Resulting Issuer will focus on the businesses of 4Front and the former business of Cannex.

Cannex

The following chart illustrates Cannex’s corporate structure prior to the completion of the Pre Arrangement Transactions and the Business Combination, together with the place of incorporation/governing law of its subsidiaries and the percentage of voting securities beneficially owned by Cannex.

Each of Real Estate Properties LLC, Ag-Grow Imports, LLC and Filler Hill Development Co, LLC are 100% owned by BrightLeaf.

4Front

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Pre-Business Combination

The following chart illustrates 4Front’s corporate structure prior to the completion of the Pre Arrangement Transactions and the Business Combination, together with the place of incorporation/governing law of its subsidiaries and the percentage of voting securities beneficially owned by 4Front:

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Post-Business Combination

The following chart illustrates the Resulting Issuer’s anticipated corporate structure following the completion of the Business Combination, together with the place of incorporation/governing law of each subsidiary and the percentage of voting securities that will be beneficially owned by the Resulting Issuer.

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4Front Ventures Corp. (BC)
100%
Cannex Holdings (Nevada) Inc. (NV)
100%
Cannex Solutions International Ltd. (NZ) (immaterial subsidiary)
100%
4Front U.S. Holdings, Inc. (DE)
100%
Cannex Holdings (California) Inc. (CA)
100%
BrightLeaf Development LLC (WA)
100%
4Front Holdings LLC (DE)
100%
Real Estate Properties LLC (WA)
100%
Ag-Grow Imports, LLC (WA)
100%
Fuller Hill Development Co, LLC (WA)
100%
Linchpin Investors, LLC (DE)
100%
Mission Partners USA, LLC (DE)
100%
4Front Advisors, LLC (AZ)
100%
4F MARI InvestCo LLC (DE)
100%
4F PM InvestCo, LLC (MD)
100%
4F CHI InvestCo, LLC (MD)
90%
Mission Maryland, LLC (MD)
76%
Mission MA, Inc. (MA)
100%
Healthy Pharms, Inc. (MA)
60%
IL Grown Medicine LLC (IL)
60%
Harborside Illinois Grown Medicine, Inc.
100%
Mission Pennsylvania II, LLC (PA)
100%
PHX Interactive, LLC (AZ)
100%
Mission Partners IP, LLC (DE)
60%
Old Line State Consulting Group, LLC (DE)
80%
Silver Spring Consulting Group, LLC (DE)
65.4%
Adroit Consulting Group, LLC (DE)

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GENERAL DESCRIPTION OF THE BUSINESS

Business Description of the Resulting Issuer

General Business of the Resulting Issuer

The Resulting Issuer will be a vertically integrated cannabis company with cultivation, production and retail facilities spread across five states. The Resulting Issuer will focus on the businesses of 4Front and the former business of Cannex.

General Business of Cannex

Cannex, through its wholly-owned subsidiaries, (i) leases developed real estate, (ii) sells non-cannabis input materials, and (iii) provides certain cannabis-growing related consulting services to Washington state- licensed cannabis businesses. Additionally, Cannex is actively seeking to purchase and/or organically acquire cannabis licenses in other states which would allow it to become an operating cannabis business, with a focus in California.

Cannex was formed by the reverse takeover transaction between Cannex and Arco Resources Corp. (the “Cannex-Arco RTO Amalgamation”) under the laws of British Columbia on March 13, 2018. Prior to the completion of the Business Combination, Cannex’s Common Shares were listed on the CSE under the symbol “CNNX” and on the OTCQB market under “CNXXF”. The company was a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and the head office of the company is in Vancouver, BC, Canada.

On December 7, 2017 Cannex, and its subsidiary Cannex Capital Holdings (Nevada) Inc. (“Cannex USA”) entered into a contribution agreement, pursuant to which it acquired 36,000,000 units of membership interests in BrightLeaf Development LLC (“BrightLeaf”), with such closing occurring concurrently with a redemption of all other units of BrightLeaf held by the other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA (the “BrightLeaf Acquisition”). This transaction closed subsequent to the Cannex-Arco RTO Amalgamation on March 14, 2018.

Cannex USA was incorporated for the purpose of effecting the BrightLeaf Acquisition.

BrightLeaf

BrightLeaf’s business, conducted through its subsidiaries, is composed of two primary segments: (1) leasing of turn-key facilities for the growing and/or processing of cannabis; and (2) provision of packaging, branding, non-cannabis input materials, associated consulting services, etc. to licensed cannabis entities in Washington State.

Leasing

BrightLeaf leases two facilities in Washington State: (1) the Tumwater facility (through BrightLeaf subsidiary REP) (the “Tumwater Facility”) and (2) the Elma Grow (through BrightLeaf subsidiary, FHD) (the “Elma Grow Facility”).

The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Drive is purely devoted to indoor cannabis cultivation (the “Tumwater Grow”), and 9603 Lathrop Industrial Drive is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers (“Tumwater Processing”) by Superior Gardens, LLC (“Northwest Cannabis Solutions”). The Tumwater Facility is currently leased to and operated by Northwest Cannabis Solutions, a leading Washington-State licensed cannabis producer/processor.

The Elma Grow Facility is an approximately 60,000 square foot warehouse located at 37 Enterprise Lane, Elma, WA, which is from the Port of Grays Harbor under a lease which allows extension for up to 50 years from October 1, 2016. After entering into this lease, BrightLeaf improved the existing warehouse into the Elma Grow Facility, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow Facility is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow Facility is leased to and operated by 7Point Holdings LLC (“7Point”), a Washington State-licensed cannabis producer and processor.

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Packaging, Branding, Consulting Services, etc.

BrightLeaf also earns revenue through its subsidiary Ag Grow by, among other things: (1) providing cannabis growing-related consulting to both Northwest Cannabis Solutions and 7Point; (2) selling Northwest Cannabis Solutions cannabis packaging material, which contain protected intellectual property that BrightLeaf owns; (3) providing purchase agent services which assist 7Point and Northwest Cannabis Solutions in favorably sourcing non-cannabis production inputs such as lights, ballasts, plastics, etc.; and (4) selling and/or leasing cannabis processing and other equipment to Northwest Cannabis Solutions and 7Point.

BrightLeaf also actively develops intellectual property related to cannabis, such as new formulations, recipes, and brands. Management views developing intellectual property a prudent investment for the future, given what management believes to be a growing trend towards cannabis liberalization. Management plans to deploy BrightLeaf-created intellectual property through any cannabis businesses created or acquired by Cannex in other jurisdictions, and to potentially pursue licensing opportunities.

General Business of 4Front

4Front is a retail and brand development company in the U.S. cannabis industry. It has developed a national platform that consists of a multi-state footprint, including its network of Mission-branded retail operations and associated production facilities, and a far-reaching network of relationships developed during its long history in the industry, beginning with its founding in 2011 as one of the first professional consulting firms in the sector.

4Front is led by a group of professionals who bring outside expertise from the fields of finance, real estate, manufacturing, branding and marketing, and multi-location retail and hospitality operations. It has invested heavily in assembling a team with the management skills and hands-on operating expertise to support the rapid growth opportunity being afforded by the increased state legalization of cannabis across certain states in the United States, as well as internationally.

4Front continues to pursue new opportunities via applying for new state licenses and acquisitions. The company has an active M&A pipeline and is currently in negotiations with license-holders in markets such as Michigan and Nevada.

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Business Objectives

Over the course of the forthcoming 12-month period, 4Front’s business objectives include (and such objectives are expected to be the business objectives of the Resulting Issuer):

Objective	Milestones	Time Period	Estimated Costs(1) and Assumptions(2)
Expand operations of the Mission subsidiary in existing markets as permitted under current licenses: Illinois, Maryland, Massachusetts, Pennsylvania and Arizona	PA: Open two additional Mission dispensaries

MD: Open three additional Mission dispensaries

MA: Open four additional Mission dispensaries and one additional cultivation/production facility.
In addition, expand the current cultivation and production facility from =33,000 sq. ft. to =67,000 sq. ft.

	IL: expand the Elk Grove cultivation/production facility from its current footprint of =11,500 sq. ft. to =96,000 sq. ft.	PA: 9-12 months MD: 3-9 months MA: 9-12 months IL: 9-12 months AZ: 6-12 months	PA: $2,600,000 MD: $1,100,000 MA: $18,400,000 IL: $9,000,000 AZ: $2,000,000 These projections are based on historical construction and equipment costs in existing facilities.
Pursue expansion in existing markets via acquisition opportunities and the award of new licenses	Complete the transactions contemplated by the Om LOI. Successfully be awarded licenses in Arkansas, New Jersey, Ohio and Rhode Island

AZ: Identify suitable real estate for a cultivation and processing facility

3-12 months	MI: $6,000,000

AR: No additional costs

NJ: $250,000 - $500,000

OH: No additional costs
RI: No additional costs

Acquisition costs based on non-binding letters of intent. Cost of New Jersey license based on previous application expenses.
Continue the development of proprietary brands and products, including the Mission retail brand and the Strata and r007 product brands, for distribution throughout Mission’s footprint	1) Continue build out of a fully digitized team-member
            education and training program, as begun in 2017
2)         Ongoing development of product portfolios in Massachusetts and Illinois
3)         Build awareness of Mission
		3-12 months	1) $170,000 2) $60,000 3) $120,000 Costs based on contract for digitization, research and development expenses, design, packaging and labelling expenses and

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investor relations contracts
Attract top talent from within and outside the cannabis industry	1) Continue build out of a fully digitized team-member
            education and training program, as begun in 2017
2)        Leverage strong reputation in the industry and diverse
            network of respected stakeholders and partners to
            recruit a minimum of two key executives with relevant
            leadership experience to 4Front
3)        Continue efforts to create opportunities for developing
            a more diverse talent pipeline within 4Front and the
            industry at-large (e.g., Implicit Bias Training,
            Southern Illinois University certificate and
internship programs)	3-12 months	1) $170,000 2) $75,000 - $100,000 3) No additional costs Costs based on contract for digitization and historical cost paid to recruiters for executive hire

Notes:
(1) All costs are approximate and based on management’s best estimates.
(2) Objectives being met depends on a number of factors, including completing additional financings.

Activities:

The following table summarizes Mission’s state-by-state activities:

State	Licenses Owned & Managed	Leased Facilities	Business Development and Growth
Illinois	• Mission controls 60% of the equity
            interest in Mission Illinois, which
            owns a dispensary permit.
•           Mission controls 60% of the equity
            interest in Illinois Grown Medicine,
which owns a cultivation permit.	• Mission Illinois operates a dispensary in Chicago, IL. • Illinois Grown Medicine operates a cultivation/warehouse facility in Elk Grove, IL.	• Business Development Activities: May apply for
            additional dispensary licenses if and when available.
•          Growth Opportunities:
            •          Mission Illinois: increase medical
                        cannabis sales from increased customer
                        visits to dispensary and higher
                        transaction values per visit.
            •           Illinois Grown Medicine: increased
                        efficiency from current operations;
                        expansion of its cultivation and
                        production areas; expansion of
operating footprint

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within warehouse.
Massachusetts	• Mission acquired 100% of the shares of Healthy
            Pharms, which has received the final certificates to
            operate cultivation, production and dispensary
            facilities.
•           Mission entered into an agreement with Mission
            MA to be a landlord, lender, and to provide
            consulting services to the company.
•           Mission has entered into an agreement with
            EVG to be a landlord, lender and to provide
            consulting services to the company.
•           Mission owns 76% of the membership
            units of MMA.

• Healthy Pharms operates a medical
            marijuana cultivation/ production facility and
            a dispensary in Georgetown, MA as
            well as a medical dispensary in Cambridge,
            MA.
•           Mission MA leases two suites in
            Worcester, MA to Mission MA.
•           Mission MA leases retail space for a
            planned recreational facility as well as a
            dispensary in Adams, MA.
•           Mission MA entered into a lease for a
            dispensary in Adams, MA.
• Business Development Activities: In addition to
            the nine potential dispensaries across the three
            entities, Mission is pursuing another 5 dispensary
            locations. Mission also has an option to lease a
            dispensary location in Brookline, MA.
            •           Mission MA is pursuing a retail medical
                        marijuana dispensary as well as cultivation
                        and production facility.
            •           Mission MA is pursuing a cultivation and
                        production license as well as a license for a
                        recreational marijuana facility.
            •           EVG is pursuing a dispensary license to
                        operate a medical and adult use dispensary.
•           Growth Opportunities:
            •           Healthy Pharms anticipates increasing the
                        monthly yield of the usable components of
                        cannabis by 20% in 2019.
            •           Each of Healthy Pharms and Mission MA
                        can own one additional dispensary facility
                        and up to two additional cultivation and
production facilities.
Maryland	• Mission directly owns 90% of the equity interests of Mission Catonsville, which owns a dispensary permit. • Mission entered into a Management	• Mission Catonsville entered into a lease for a
            dispensary facility in Catonsville, MD.
•           Mission Glenmont operates a medical cannabis
            dispensary in Silver Spring, MD.
• Mission Hampden entered into a lease for	• Business Development Activities: May apply for
            additional dispensary licenses if and when available.
•           Growth Opportunities: Focused on growing its
            retail presence in Maryland in 2019 by opening the
three additional stores it

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	Agreement and lending facility with Mission Glenmont, Mission Hampden and MARI.	a dispensary facility in Baltimore, MD. • MARI entered into a lease for a dispensary facility in Silver Spring, MD.	either owns or manages.
Pennsylvania	• Mission controls 100% of the equity interests of Mission Allentown, which owns a dispensary permit.	• Mission Allentown operates a medical cannabis retail facility in Allentown, PA.	• Business Development Activities: May apply for
            additional dispensary licenses.
•           Growth Opportunities: Mission Allentown is
            focused on opening its second and third locations
            in Pennsylvania as well as growing its customer base
            at its currently open dispensary. 4Front anticipates
            that it will have purchased two additional parcels
            of land, completed construction, received the
            necessary regulatory approvals to operate, and
            will be serving medical cannabis patients in both
facilities by the end of 2019 at both locations.
Arkansas	• Mission, through its 40% ownership in Pine
            Bluff Agriceuticals Management, Arkansas
            Patient Services Co. Management, and
            Arkansas Natural Products Management,
            entered into Management Agreements with
            Pine Bluff Agriceuticals, Arkansas Patient
            Services Co., and Arkansas Natural Products,
respectively.	• Pine Bluff Agriceuticals • Arkansas Patient Services Co • Arkansas Natural Products	• Business Development Activities: 4Front is evaluating
            business development and growth opportunities.
•           Growth Opportunities: Pine Bluff Agriceuticals,
            Arkansas Patient Services Co., and Arkansas Natural
            Products received an “Intent-to-Award” letter to
operate medical cannabis dispensaries from the.
Arizona	• Mission acquired 100% of the membership interests of PHX Interactive LLC which has been providing services	• Greens Goddess leases a retail space for a dispensary facility in Phoenix, AZ.	• Business Development Activities: 4Front may apply for additional dispensary licenses if they become available and will continue to pursue additional dispensary

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per its Management Services Agreement with Greens Goddess, which holds a licensed to operate Arizona medical marijuana dispensary.	acquisition opportunities. • Growth Opportunities: Greens Goddess has the ability with its current license to operate a separately located cultivation and/or processing facility.

Projected Source of Funds

Across 4Front’s real estate portfolio, multiple properties are candidates for sale leaseback financing with real estate investors (each, a “Sale Leaseback Transaction”) that may provide additional funds for capital expenditures. The aforementioned 4Front portfolio consists of leases, leases with options to purchase and outright ownership. In a typical Sale Leaseback Transaction, a real estate investor would purchase the property from 4Front or the property owner, as applicable, and provide funds for capital expenditures earmarked specifically to that property. In return, such investors receive a percentage of annual return of their investment. 4Front has term sheets with investors with respect to three properties that could, if Sale Leaseback Transactions are completed, generate gross proceeds in excess of $25 million. In addition, 4Front believes that additional properties may be eligible for Sale Leaseback Transactions that could general an additional $25 million.

Purpose of Funds

Upon completion of the Business Combination, the Resulting Issuer expects to have approximately $35 million available for the principal purposes of supporting ongoing mergers and acquisitions activities, capital expenditures, including lending in connection therewith, and general corporate purposes. Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Resulting Issuer to achieve its objectives. The Resulting Issuer may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives and expects to either issue additional securities or incur debt to do so. There can be no assurance that additional funding required by the Resulting Issuer will be available, if required. It is anticipated that the available funds will be sufficient to satisfy the Resulting Issuer’s objectives for the forthcoming 12-month period. The amounts shown in the table below are estimates only and are based on the information available to the Resulting Issuer as of the date of this Circular.

Forecast 12 Month Budget

Expected Funds Available to the Resulting Issuer (1)	$20,000,000
Proceeds from Sale Leaseback Transactions	$50,000,000
Cost of Issuance	($1,500,000)
General and Administrative Expenses	($8,500,000)
Future Capital Expenditures	($35,000,000)
Excess Funds Available to the Resulting Issuer for General Working Capital	$25,000,000

____________________
Note:

(1)	The Resulting Issuer expects to have positive cash from operations over the next 12 months to contribute to funding its ongoing operations.

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Ability to Access Public and Private Capital

Due to the present state of the laws and regulations governing financial institutions in the United States, certain banks refuse to provide banking services to businesses involved in the cannabis industry. Consequently, the Resulting Issuer may not be able to obtain bank financing in the United States or financing from other United States federally regulated entities.

4Front and Cannex have each historically, and continue to have, access to equity and debt financing from prospectus exempt (private placement) markets in the United States. The Resulting Issuer’s anticipated executive team and board have extensive relationships with sources of private capital (such as funds and high net worth individuals).

In addition to the Resulting Issuer’s working capital, the capital raised from 4Front’s US$31 million equity private placement in October 2018, and the capital raised from Cannex’s US$33 million convertible debt issuance in November 2018, the Resulting Issuer expects to generate adequate cash to fund its continuing operations. The Resulting Issuer’s business plan includes aggressive growth, both in the form of additional acquisitions and through facility expansion and improvements. Accordingly, the Resulting Issuer expects to raise additional capital, both in the form of debt and new equity offerings, during the next fiscal year.

There can be no assurance that additional financing will be available to the Resulting Issuer when needed, that the Sale and Leaseback Transactions will be completed or that any such financing or transaction will be on terms which are acceptable.

Principal Products or Services of the Resulting Issuer

Advisors

Advisors is mainly a consulting business advising clients on regulatory matters, application processes and also the licensing of the intellectual property that Advisors has developed that cover all aspects of the cannabis supply chain. To engage its services, Advisors typically requires a financial commitment from clients of (1) between $15,000 and $50,000 for the application process (per application), and (2) between $50,000 and $200,000 to commence the delivery of operational support (e.g., provision of training and intellectual property) after the applicable dispensary, cultivation or production license has been granted. Additionally, Advisors is entitled to an intellectual property license fee for the client’s use of Advisors’ operations platform in the amount of between 3% and 5% of gross sales for a period of ten years beginning on the initial engagement date. This pricing model is intended to create an inverse value proposition that allows prospective operators to minimize upfront expenses related to the use of Advisors’ platform until such time as revenue is realized from operations. Specific pricing models are determined based on a mix of factors including the competitiveness of acquiring a new cannabis license in a given market, the complexity of the regulatory program governing ongoing operations, a client’s existing capacity for operations, and the expected scale at which Advisors’ platform will be deployed across a market.

Since 2011, Advisors’ leadership team has explored alternatives to the pricing model described above in cases where deviation from this model could potentially expand Advisors’ ability to work with the most capable, professional operators in optimal new markets. Despite evaluation of other models – including shifts between upfront engagement fees and implementation fees, equity positions in client operations, static license fees – Advisors continues to employ the basic tenets of its pricing model today. Advisors has observed that its application and implementation fees are in line with market rates and do not deter interest in its services from capable operators within new markets, allowing Advisors to select clients for ongoing operations with modest outbound marketingeffort.

Mission

Mission’s products and services, through its subsidiaries in various state jurisdictions, are broken into two categories: products and brands produced by Mission and sold to Mission dispensaries and third-party licensed dispensaries, and third-party products purchased by Mission and sold via its dispensary network.

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Mission currently operate two cultivation and processing facilities, one in Illinois and one in Massachusetts. It produces, packages, and distributes a wide range of cannabis products, including cannabis flower and cannabis concentrates, described in more detail below under Cultivation. These products are both sold through its dispensaries located in Illinois and Massachusetts and sold to other dispensaries across each of Illinois and Massachusetts. Third-party sales have historically been a small component of revenue, but are expected to grow in 2019 and beyond. These products are distributed under a variety of brands that Mission has curated to target different segments of the customer and patient markets. Mission maintains strict brand and quality assurance standards and implements standard operating procedures across its cultivation and processing facilities to ensure product consistency and customer experience across all the jurisdictions within which it operates. This includes the centrally managed procurement of all equipment, packaging, and materials inputs.

Cultivation

Mission currently produces 35 different strains of cannabis. All cannabis produced by Mission is cultivated under strict quality-control procedures and samples are tested by third-party labs for cannabinoid, terpene, microbial, and heavy-metal content. All cannabis flower and pre-rolls, which are pre-rolled cannabis cigarettes, are packaged onsite at the respective location.

Production

Mission uses a wide variety of production equipment and techniques to produce a diverse mix of cannabis concentrates. This mix includes the major cannabis concentrate categories: kief, hashish, rosin, oil for vaporization, oil for syringes, “dab-able” products such as shatter and wax, and infused food and beverages. Mission makes these products using the dry-sift technique and proprietary methodology, ice-water hashish making technique and proprietary methodology, industrial rosin press machines and proprietary methodology, supercritical CO2 extraction technique and proprietary methodology and subcritical CO2 technique and proprietary methodology. All cannabis concentrate produced by Mission is processed under strict quality control procedures and samples are tested by third-party labs for cannabinoid, terpene, microbial, and heavy metal content. All cannabis concentrates are packaged onsite at the respective location.

Brands

Mission distributes its products under a variety of different brands. Mission believes in the “House of Brands” approach to cannabis distribution and anticipates continuing to develop additional brands to add to its portfolio. The different brands correlate to both the products sold as well as a target customer population. Currently, this portfolio includes: r007, Strata, Pharm Phresh Flower, Weathervane Extracts, Pharmer’s Apothecary and Pharm Kitchen Edibles.

Third-Party Cannabis Products sold through Mission’s dispensary network

In addition to distributing the above-mentioned products and brands, Mission dispensaries also sell cannabis flower, concentrates, and paraphernalia purchased from third-party distributors. This allows the dispensaries to appeal to the broadest swathe of cannabis customers and also quickly adapt to the rapidly developing and changing product mix. Samples of all batches of cannabis sold by Mission produced by other licensed producers are tested by third-party labs for cannabinoid, terpene, microbial, and heavy metal content. Mission will not purchase products from third-party producers without a sample testing report from a third party lab.

Research and Development

Mission’s research and development activities have been focused on increasing the efficiency of its cultivation and production operations and developing new products and brands.

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Mission’s primary measures of cultivation efficiency are yield per square foot, cannabinoid and terpene content, and cost per pound. It experiments with plant spacing, light spectrums, soil media, nutrients, storage, and genetic breeding at each location and shares the knowledge and lessons learned across its two cultivation locations.

Mission’s primary measures of processing efficiency are yield of oil per pound of input material, cannabinoid and terpene content, and cost per pound of oil. It experiments with various extraction equipment, pressure, temperature, winterization, and storage techniques to increase both the yield and content of cannabinoids and terpenes. It also is focused on increasing the throughput of its packaging and fulfillment capabilities by constantly experimenting with new equipment and packaging.

Mission analyzes the consumption and sales patterns of consumers across a wide jurisdiction of cannabis markets. It uses this insight to improve the positioning and messaging of its current brands and to develop new brands to target specific segments of customers.

Production and Sales

Mission has the current cultivation capacity to produce 4,500 lbs. annually of usable cannabis to be sold both as flower and processed into pre-rolls or cannabis concentrates between both its Illinois and Massachusetts facilities As described in more detail above, this capacity is expected to increase to over 25,000 lbs. annually once the planned expansions in Massachusetts and Illinois are completed over the upcoming 18 months. Mission currently has the capability to process 1,000 lbs. of cannabis oil annually and infuse the cannabis oil across over 250 different SKUs.

Mission’s primary distribution of its products is through its brick-and-mortar dispensary network. These locations also handle the fulfillment of e-commerce transactions where allowed in the various jurisdictions it operates.

Linchpin

Linchpin was initially created as an investing and lending subsidiary of 4Front intended to invest in and loan to third party cannabis companies across the supply chain. However, to date, Linchpin has only lent to Million Illinois and Illinois Medicine LLC. Management does not expect any additional material new loans or investments.

Mission IP

Mission IP is a wholly-owned subsidiary of 4Front. Mission IP owns the majority of the branding trademarks associated with the business of 4Front (the remaining trademarks are owned by 4Front).

Competitive Conditions and Position

The Resulting Issuer will compete with a variety of different operators across the states in which it currently operates. In the majority of such states, there are specific license caps that create high barriers to entry. However, Massachusetts has fewer caps on licenses, creating a more open marketplace. Multi-state operators that have vertical operations will be the most direct competition to the Resulting Issuer, including Acreage Holdings, LLC, Curaleaf Holdings, Inc., Green Thumb Industries Inc., Harvest One Cannabis Inc., and iAnthus Capital Holdings, Inc.

Aside from this direct competition, out-of-state operators that are capitalized well enough to enter those markets through acquisitions are also considered part of the competitive landscape. Similarly, as the Resulting Issuer executes its national growth strategy, operators in future state markets will inevitably become direct competitors. Additionally, the Resulting Issuer, along with all legally operating competitors, will face competition from the grey and black markets. However, as state and local regulators increase scrutiny on these markets, management of 4Front believes this competitive threat will be meaningfully reduced.

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Financing for companies in the cannabis sector is more difficult than other sectors, particularly in the United States, due to the fact that cannabis is still classified as a Schedule I drug and illegal at a Federal level. The changing regulatory environment at a state level further complicates financing for companies in this sector.

The fast growing market for legalized cannabis in both Canada and the U.S. has created a competitive environment for cannabis producers as well as other types of companies who provide goods and services to the cannabis industry. However, there remains a significant lack of traditional sources of bank lending and equity capital available to fund the operations of companies in the cannabis sector. The Resulting Issuer will continue to expand its cannabis-related holdings by providing tailored, state law compliant, and financially attractive sources of funding and/or equity investment to cannabis and cannabis-connected companies. Because of the rapid growth of the cannabis industry, the Resulting Issuer will face competition from other companies in the sector who are accessing the equity capital markets.

Description of Resulting Issuer Securities

Resulting Issuer Debt Securities

On November 21, 2018, Cannex and Cannex Holdings (Nevada) Inc. entered into a securities purchase agreement (the “GGP SPA”) with GGP, pursuant to which Cannex issued to GGP the Cannex GG Notes, and transferable share purchase warrants each of which will be exchanged in connection with the Business Combination for Resulting Issuer Notes. The holders of the Resulting Issuer Notes will be owed approximately $32,000,000 in aggregate principal amount, plus any accrued and unpaid interest. The Resulting Issuer Notes will each become due on November 21, 2021.

The Resulting Issuer Notes will have a maturity date of three years from November 21, 2018. The Resulting Issuer Notes will have a coupon of LIBOR plus 11% in year one, LIBOR plus 10% in year two, and LIBOR plus 9.5% in year three, with agreed voluntary prepayment rights after the first anniversary of the November 21, 2018. The Resulting Issuer Notes will be exchangeable into Resulting Issuer Proportionate Voting Shares at a conversion price of C$66.40 per Resulting Issuer Proportionate Voting Share. The Resulting Issuer Notes will be secured by a first priority interest in all the assets of the Resulting Issuer.

Upon conversion, the Resulting Issuer Notes will also be subject to customary adjustment provisions in the event of a subdivide or re-divide of the outstanding Resulting Issuer Shares into a greater number of Resulting Issuer Proportionate Voting Shares, a reduction or consolidation of the outstanding Resulting Issuer Shares into a smaller number of Resulting Issuer Proportionate Voting Shares, the issuance of Resulting Issuer Shares, any reclassification, or other change in the outstanding Resulting Issuer Shares pursuant to a change of control transaction.

Resulting Issuer GG Warrants

In connection with the offering of the Cannex Notes, Cannex also issued the Cannex GG Warrants, which consisted of GG warrants A (“GG Note Warrants A”), B (“GG Note Warrants B”) and C (“GG Note Warrants C”) for a total of 13,521,328 warrants, each of which will be exchanged in connection with the Business Combination for 1/80th of a Resulting Issuer GG Warrant, such that 169,017 Resulting Issuer GG Warrants will be issued and outstanding upon completion of the Business Combination. Each Resulting Issuer GG Warrant will be exercisable to acquire one share at an exercise price per share equal to $80.00 per share for Resulting Issuer GG Warrants A, $106.40 per share for Resulting Issuer GG Warrants B, and $159.20 per share for Resulting Issuer GG Warrants C.

Upon conversion, each Resulting Issuer GG Warrant will be exercisable to acquire one Resulting Issuer Proportionate Voting Share until November 21, 2021, at an exercise price per Resulting Issuer Proportionate Voting Share equal to $80.00 per share for Resulting Issuer GG Warrants A, $106.40 per share for Resulting Issuer GG Warrants B, and $159.20 per share for Resulting Issuer GG Warrants C.

In the event that, on or prior to the expiry date of the Resulting Issuer GG Warrants, and before the exercise of the Resulting Issuer GG Warrants, a consolidation, amalgamation or merger of the Resulting Issuer occurs which results in a capital reorganization, then after the effective date of the capital reorganization GG will receive, for the same aggregate consideration, upon exercising the Resulting Issuer GG Warrants the kind and aggregate number of Resulting Issuer Proportionate Voting Shares and other securities or property resulting from the capital reorganization which GG would have been entitled to receive as a result of the capital reorganization if, on the effective date, GG had been the registered holder of the number of Resulting Issuer Proportionate Voting Shares to which the holder was theretofore entitled to purchase or receive upon the exercise of the Resulting Issuer GGWarrant.

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The Resulting Issuer GG Warrants will be subject to customary adjustment provisions in the event of a reclassification or redesignation of the Resulting Issuer Shares, a consolidation, amalgamation, or merger of the Resulting Issuer with or into any other corporate body which results in a reclassification or redesignation of the Resulting Issuer Shares or a change of the Resulting Issuer Shares into other shares or securities, or the transfer of the undertaking or assets of the Resulting Issuer as an entirety or substantially as an entirely to another corporation or entity.

Resulting Issuer Compensation Warrants

The Resulting Issuer anticipates that upon the completion of the Business Combination, 3,414,661 private placement compensation warrants of the Resulting Issuer (“Compensation Warrants”) will be issued and outstanding. Each such whole Compensation Warrant is exercisable to purchase one Resulting Issuer Subordinate Voting Share for C$0.70 until October 23, 2020.

Resulting Issuer Replacement Options

The Resulting Issuer anticipates that upon completion of the Business Combination, 7,288,609 Resulting Issuer Replacement Options will be issued and outstanding, of which (i) 7,125,000 are Resulting Issuer Replacement Options for Resulting Issuer Subordinate Voting Shares, with each such option exercisable into one Resulting Issuer Subordinate Voting Share for C$1.00; (ii) 84,859 are Resulting Issuer Replacement Options for Proportionate Voting Shares, with each such option exercisable into one Resulting Issuer Proportionate Voting Share for C$8.00; and (ii) 78,750 are Resulting Issuer Replacement Options for Proportionate Voting Shares, with each such option exercisable into one Resulting Issuer Proportionate Voting Share for C$80.00.

Private Placement Subscriber Warrants and Agent Warrants

The Resulting Issuer anticipates that upon completion of the Business Combination, 25,762,215 Resulting Issuer PP Warrants will be issued and outstanding, which represent, in the aggregate, (i) 24,109,936 private placement subscriber warrants of the Resulting Issuer (“Resulting Issuer PP Subscriber Warrants”) issued in connection with the Business Combination in exchange for the PP Warrants; and (ii) 1,652,279 agent warrants of the Resulting Issuer (“Resulting Issuer Agent Warrants”) issued in connection with the Business Combination in exchange for the Agent Warrants. Each such whole Resulting Issuer PP Subscriber Warrant is exercisable to purchase one Resulting Issuer Subordinate Voting Share for C$1.50 until March 12, 2020. The Resulting Issuer Subscriber PP Warrants may be accelerated at the option of the Resulting Issuer if the volume-weighted average closing price of the Resulting Issuer Subordinate Voting Shares is over C$2.25 for a period of 20 consecutive trading days. Each full Resulting Issuer Agent Warrant will be exercisable to purchase one Subordinate Voting Share for C$1.00 until March 12, 2020.

Financing Activities of 4Front

December 2015 – Mr. Chowscano, 4Front’s chief strategy officer, invested into 4Front Ventures $3.33 million at a $30 million pre-money valuation. With this equity investment, all of 4Front Ventures’ convertible note holders converted their debt into equity.

May 2016 – An existing investor loaned 4Front Ventures $3 million at 5% interest rate per annum.

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September 2016 – 4Front acquired the assets of 4Front Ventures. In exchange, 4Front Ventures received 500,000 non-convertible Class A Units of 4Front. The Class A Units carried a 6% preferred return at a principal value of $33.333 million. Additionally, existing 4Front Ventures’ shareholders received Class B Units of 4Front proportionate to their investment in 4Front Ventures.

December 2016 – Certain officers of 4Front loaned $500,000 to 4Front at 10% interest per annum in exchange for 125 Class C Units each.

March 2017 – 4Front raised another friends and family round led by an existing investor who invested another $1 million. This investment was a convertible note that converted at a 20% discount to the next equity raise with a valuation cap approximating $50 million ($305 per Class D Unit). The total funds raised were $4.02 million.

October 2017 – 4Front raised another friends and family round on similar terms to the March 2017 capital raise. This convertible note also converted at a 20% discount to the next equity raise with a modestly higher valuation cap approximating $60 million ($330 per Class D Unit). The total funds raised were $6.1million.

June 2018 – 4Front raised an equity round of Class D Units at a price of $442.50 per unit. The March 2017 and October 2017 convertible note holders all chose to convert their notes at the respective valuation caps. The May 2016 loan was converted, with interest, into Class D Units at a price of $442.50 per unit. All Class D Units carry a 5% preferred return through December 2018. The preferred return increased to 8% after December 2018. The total funds raised were approximately $13.4 million.

August 2018 – 4Front borrowed $3 million from an institutional investor. The note carried a four-month term at an interest rate of 20% per annum compounded monthly. The note was repaid in full in December 2018.

October 2018 – On October 23, 2018, 4Front completed a private placement of 64,218 Class F Units at a price of US$486.75 per Class F Unit for gross proceeds of $31,258,329, on a “best efforts” agency basis through a syndicate of agents led by Eight Capital. In addition, 4Front issued the 4Front Liquidity Warrants. U.S. Blocker also completed a private placement of 24,951 shares of common stock, par value of 0.001 per share, of the U.S. Blocker (the “U.S. Blocker Stock”) for gross proceeds of approximately $12,000,000, on a “best efforts” agency basis through a syndicate of agents led by Eight Capital. To mirror the 4Front Liquidity Warrants, the U.S. Blocker similarly issued one U.S. blocker liquidity warrant for each U.S. Blocker Stock issued and sold in the private placement entitling the holder thereof to receive an additional 0.1 of a U.S. Blocker Stock in the event that a Liquidity Event does not occur by April 23, 2019.

November 2018 – The December 2016 officer loans of $500,000 in aggregate were either repaid in cash ($299,678) or converted with interest into Class F Units (615 units).

December 2018 – On December 24, 2018 (as amended February 25, 2019), Cannex issued 4Front a demand unsecured promissory note which allows 4Front to draw-down up to US$8,000,000. The note bears interest at the published prime rate (“Prime”) of 5.5% as of December 20, 2018. All principal and accrued interest under the promissory note, and any other amounts owing under the promissory note, are due and payable on December 24, 2019.

Pipeline Transactions

4Front is actively pursuing growth opportunities to expand its portfolio in the medical and adult-use marijuana industry. 4Front currently has a non-binding letter of intent with Om pursuant to which 4Front expects to acquire 100% of the membership interests in Om at a total enterprise value of $6,000,000 and an incremental $6,000,000 based on various performance hurdles between 2019 and 2021.

Cannex

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Cannex was incorporated pursuant to the provisions of the BCBCA on February 27, 2017 under the name “Cannex Capital Group Inc.”. Since its formation, Cannex has sought to invest in cannabis-related assets and companies for the purpose of taking advantage of the growing cannabis industry.

Reverse Takeover

On December 7, 2017, CCGI entered into an amalgamation agreement with Arco, a junior mining exploration stage company trading on NEX board of the TSX Venture Exchange under the symbol “ARR.H,” and a newly-created subsidiary of Arco (“ArcoSub”), to effect a three-cornered amalgamation under the provisions of the British Columbia Business Corporations Act whereby CCGI and ArcoSub amalgamated, CCGI. became a wholly-owned subsidiary of Arco, and CCGI’s shareholders would receive one share of Arco stock in exchange for each share of CCGI stock which they held. Additionally, Cannex applied to list its shares on the CSE.

On December 7, 2017, Cannex entered into a contribution and redemption agreement with Brightleaf, pursuant to which Cannex, through its wholly-owned subsidiary, Cannex USA, agreed to acquire 36,000,000 membership units of BrightLeaf, with such closing to occur concurrently with the redemption of all other membership units of BrightLeaf held by GREP, FSA, and VEC, resulting in Cannex USA owning 100% of outstanding membership units of BrightLeaf, in exchange for a subscription purchase price of US$36,000,000 payable in cash and/or notes payable (the “Brightleaf Contribution Agreement”).

In October 2017, Cannex announced that, concurrent and subject to the Cannex-Arco RTO Amalgamation, concurrent private placement offering (the “Cannex Private Placement”) of up to 25,000,000 subscription receipts, for gross proceeds of up to $25,000,000, which amounts were amended to be up to 50,000,000 subscription receipts for gross proceeds of up to $50,000,000. Each subscription receipt, upon release from escrow in accordance with the Cannex Private Placement escrow release conditions (the “Cannex Private Placement Escrow Release Conditions”), automatically converted into one Cannex Common Share (or one common share of Arco or one common share of the resulting issuer, as applicable, and one-half of one Cannex warrant (or one-half of one Arco warrant or one-half of one resulting issuer warrant), as applicable, with each such whole warrant of Cannex (or Arco warrant or resulting issuer warrant), as applicable, exercisable to purchase one Cannex Common Share (or one common share of Arco or one common share of the resulting issuer), as applicable, for $1.50 for a period of 24 months (subject to the warrant acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions. The gross proceeds from the Cannex Private Placement (less 50% of the agents’ fee and the fees and expenses of the agents) were placed in escrow with an escrow agent and were released upon satisfaction of the Cannex Private Placement Escrow Release Conditions, which occurred immediately prior to the closing of the Cannex-Arco RTO Amalgamation.

The Cannex-Arco RTO Amalgamation closed in March 2018, and the Brightleaf Contribution Agreement closed thereafter.

Financing Activities of Cannex

Between June 2017 and November 2017, Cannex, through seed capital private placements, issued 133,494,062 Cannex Shares for gross proceeds of $2,466,374.24.

In November 2018, Cannex entered into the GGP SPA with GGP to issue Cannex GGP Notes. Subsequently, Cannex paid all remaining notes payable related to the Brightleaf Contribution Agreement.

Pipeline Transactions

Cannex was actively seeking to purchase and/or acquire cannabis licenses in states such as California, which efforts will be continued by the Resulting Issuer. In connection with the foregoing, Cannex executed a binding letter agreement with Pure Ratios Holdings, Inc., pursuant to which the Resulting Issuer may acquire 100% of Pure Ratios Holdings, Inc. in exchange for a total maximum consideration of $8,000,000. Such consideration will consist of $2,000,000 in cash, 3,500,000 shares of Cannex (expected to be satisfied by Resulting Issuer Shares of equivalent value), $2,500,000 of contingent cash consideration and the assumption of $500,000 of Pure Ratios Holdings, Inc.’s existing debt. In addition to the transaction, the Resulting Issuer will extend Accucanna LLC, a 90% owned subsidiary of Pure Ratios Holdings, Inc. which owns a cannabis dispensary in Desert Hot Springs, California that is expected to be operational in the near future, a loan of up to $1,500,000 by way of a secured convertible promissory note bearing interest at a rate of 10% for the first six months and subsequently bearing 18% interest until maturity.

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Significant Acquisitions and Dispositions

4Front

Significant Acquisitions

Healthy Pharms

Healthy Pharms is a vertically integrated cultivator, producer and retailer in Massachusetts. On November 13, 2018, 4Front acquired all of the outstanding shares of Healthy Pharms for $27 million, of which $20 million was paid in cash, $3.5 million of Class E Units and $3.5 million in a promissory note of 4Front due in November 2019 bearing interest at 15% per annum. As part of the acquisition, 4Front is required to remain in good standing under the Community Host Agreements with the municipalities of Georgetown, MA and Cambridge, MA.

Greens Goddess

On February 22, 2019, 4Front acquired 100% of the management company of Greens Goddess, being PHX Interactive, LLC, for $6 million, of which $3.5 million was paid in cash, and $2.5 million was paid in 4Front in Class F Units.

Significant Dispositions

4Front has not made any significant dispositions.

Cannex

Significant Acquisitions

See “General Business of Cannex”.

Significant Dispositions

Cannex has not made any significant dispositions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4Front’s management’s discussion and analysis for the year ended December 31, 2017 and as of and for the three and nine month period ended September 30, 2018 is attached as Schedule “A” of this Appendix F – Annual and Interim Management Discussion and Analysis of 4Front.

Healthy Pharms’ management’s discussion and analysis for the year ended December 31, 2017 and for the three and nine month period ended September 30, 2018 is attached as Schedule “B” of this Appendix F – Annual and Interim Management Discussion and Analysis of Healthy Pharms.

CONSOLIDATED CAPITALIZATION

The following table summarizes the anticipated consolidated capitalization of share and loan capital of the Resulting Issuer giving effect to the Business Combination. The table should be read in conjunction with the financial statements of 4Front and Cannex, including the notes thereto, included elsewhere in this circular or filed on SEDAR, as applicable.

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Security	After giving effect to the closing of the Business Combination
Subordinate Voting Shares	116,815,227
Proportionate Voting Shares	4,968,232
Multiple Voting Shares	1,276,673
Resulting Issuer Warrants
Resulting Issuer NH Warrants	3,414,661
Resulting Issuer Agent Warrants	1,652,279
Resulting Issuer PP Subscriber	24,109,936
Warrants
Resulting Issuer GG Warrants
Resulting Issuer GG Warrants A	87,500
Resulting Issuer GG Warrants B	56,391
Resulting Issuer GG Warrants C	25,126
Resulting Issuer Replacement Options
Resulting Issuer Replacement Options	6,925,000
for Subordinate Voting Shares(1)
Resulting Issuer Replacement Options	84,859
for Proportionate Voting Shares(2)
Resulting Issuer Replacement Options	78,750
for Proportionate Voting Shares(3)
Resulting Issuer Notes(4)
Convertible into Proportionate Voting	481,928 (principal amount of $32,000,000)
Shares (C$66.40)(5)

Notes:

(1)

Represents former Cannex Common Share Options. Each such Resulting Issuer Replacement Option for Subordinate Voting Shares will be exercisable into one Subordinate Voting Share at an exercise price of C$1.00 per share.

(2)

Represents former Nevada Holdco Options. Each such Resulting Issuer Replacement Option for Proportionate Voting Shares will be exercisable into one Proportionate Voting Share at an exercise price of C$8.00 per share.

(3)

Represents former Cannex Class A Share Options. Each such Resulting Issuer Replacement Option for Proportionate Voting Shares will be exercisable into one Subordinate Voting Share at an exercise price of C$80.00 per share.

(4)

Principal amount of Resulting Issuer Notes. The Resulting Issuer Notes will be convertible into Proportionate Voting Shares at a conversion price of $0.83 per share pursuant to the conversion right under the terms of such notes.

(5)	Principal amount outstanding.

OPTIONS TO PURCHASE SECURITIES

Other than as set out in the table below, following completion of the Business Combination, there will be no options to purchase securities of the Resulting Issuer held by:

(a)

all anticipated executive officers and past executive officers of the Resulting Issuer as a group and all anticipated directors and past directors of the Resulting Issuer who are not also executive officers as a group;

(b)

all anticipated executive officers and past executive officers of all subsidiaries of the Resulting Issuer as a group and all anticipated directors and past directors of those subsidiaries who are not also executive officers of the subsidiary as a group, excluding individuals;

(c)	all other anticipated employees and past employees of the Resulting Issuer as a group;

(d)	all other anticipated employees and past employees of subsidiaries of the Resulting Issuer as a group;

(e)	all anticipated consultants of the Resulting Issuer as a group; and

(f)	any other person or company.

Category	Type of Securities Reserved under Option	Number of Securities Reserved under Option	Exercise Price per Security	Expiry Date
All anticipated and past executive officers and directors of the Resulting Issuer	Proportionate Voting Proportionate Voting Proportionate Voting Subordinated Voting	4,028 22,500 7,500 900,000	C$8.00 C$80.00 C$80.00 C$1.00	September 16, 2024 Dec 11, 2022 Oct 5, 2023 Dec 11, 2022
All anticipated and past executive officers and directors of the Resulting Issuer’s Subsidiaries	Proportionate Voting Proportionate Voting Proportionate Voting Subordinated Voting	72,104 28,750 5,000 1,400,000	C$8.00 C$80.00 C$80.00 C$1.00	September 16, 2024 Dec 11, 2022 Oct 5, 2023 Dec 11, 2022
All other anticipated employees and past employees of the Resulting Issuer	N/A	N/A	N/A	N/A
All other anticipated employees and past employees of the Resulting Issuer’s subsidiaries	Proportionate Voting Subordinated Voting	8,728 300,000	C$8.00 C$1.00	September 16, 2024 Oct 5, 2023
All anticipated consultants of the Resulting Issuer	Proportionate Voting Subordinated Voting Subordinated Voting	15,000 675,000 3,450,000	C$80.00 C$1.00 C$1.00	Dec 11, 2022 Oct 5, 2023 Dec 11, 2022
Any other person or company.	N/A	N/A	N/A	N/A

DESCRIPTION OF THE SECURITIES

General Description of the Share Capital of the Resulting Issuer

The Resulting Issuer will be authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Proportionate Voting Shares and an unlimited number of Multiple Voting Shares. Upon completion of the Business Combination, the Subordinate Voting Shares will represent approximately 9.3% of the voting rights attached to the outstanding securities of the Resulting Issuer, the Proportionate Voting Shares will represent approximately 28.3% of the voting rights attached to the outstanding securities of the Resulting Issuer and the Multiple Voting Shares will represent approximately 62.4% of the voting rights attached to the outstanding securities of the Resulting Issuer.

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The following is a summary of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares, the Proportionate Voting Shares and the Multiple Voting Shares.

Subordinate Voting Shares

Holders of Subordinate Voting Shares will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, alter or amend the articles of the Resulting Issuer if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares or (ii) affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis.

Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. No dividend will be declared on the Subordinate Voting Shares unless the Resulting Issuer simultaneously declares equivalent dividends on (i) the Proportionate Voting Shares in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 80, and (ii) the Multiple Voting Shares in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

The Resulting Issuer Board may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the Resulting Issuer Board simultaneously declares a stock dividend payable in: (a) (i) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 80; and (b) (i) Multiple Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, or (ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

Holders of fractional Subordinate Voting Shares will be entitled to receive any dividend declared on the Subordinate Voting Shares in an amount equal to the dividend per Subordinate Voting Share multiplied by the fraction thereof held by such holder.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with all the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by 80; and (ii) the amount of such distribution per Multiple Voting Share. Each fraction of a Subordinate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Subordinate Voting Share.

No subdivision or consolidation of the Subordinate Voting Shares will occur unless, simultaneously, the Proportionate Voting Shares and the Multiple Voting Shares are subdivided or consolidated using the same divisor or multiplier.

If an offer is made to purchase Proportionate Voting Shares, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the Proportionate Voting Shares or the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”) and not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.0125 of the consideration offered per Proportionate Voting Share, then each Subordinate Voting Share will become convertible at the option of the holder into Proportionate Voting Shares on the basis of 80 Subordinate Voting Shares for one Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”).

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The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Voting Share Conversion Right is exercised, the Resulting Issuer will procure that the transfer agent for the Subordinate Voting Shares will deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

If Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Voting Shares, such Proportionate Voting Shares and any fractions thereof issued will automatically, without further action on the part of the holder thereof, be reconverted into Subordinate Voting Shares on the basis of one Proportionate Voting Share for 80 Subordinate Voting Shares, and the Resulting Issuer will procure that the transfer agent for the Subordinate Voting Shares will send to such holder a direct registration statement, certificate or certificates representing the Subordinate Voting Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right, the Resulting Issuer will procure that the transfer agent for the Subordinate Voting Shares will deliver to the holders of such Proportionate Voting Shares the consideration paid for such Proportionate Voting Shares by such offeror.

Proportionate Voting Shares

Holders of Proportionate Voting Shares will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another class or series of shares of the Resulting Issuer will have the right to vote. Subject to the terms set out in the articles of the Resulting Issuer, at each such meeting, holders of Proportionate Voting Shares will be entitled to 80 votes in respect of each Proportionate Voting Share, and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 80 and rounding the product down to the nearest whole number, at each such meeting.

As long as any Proportionate Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Proportionate Voting Shares and Multiple Voting Shares, voting together, by separate special resolution, alter or amend the articles of the Resulting Issuer if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Proportionate Voting Shares or (ii) affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Multiple Voting Shares, voting together, shall be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held. At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder to one vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

Holders of Proportionate Voting Shares will be entitled to receive, as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. . No dividend will be declared on the Proportionate Voting Shares unless the Resulting Issuers simultaneously declares equivalent dividends on (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 80, and (ii) the Multiple Voting Shares, in an amount equal to the dividend declared per Proportionate Voting Share divided by 80.

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The Resulting Issuer Board may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 80; and (ii) Proportionate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 80. The directors of the Resulting Issuer may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 80; and (ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Shares equal to the amount of the dividend declared per Proportionate Voting Share divided by 80.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will be entitled to participate rateably along with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by 80; and (ii) the amount of such distribution per Multiple Voting Share multiplied by 80; and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

No subdivision or consolidation of the Proportionate Voting Shares may occur unless, simultaneously, the Subordinate Voting Shares and the Multiple Voting Shares are subdivided or consolidated using the same divisor or multiplier.

Each Proportionate Voting Share shall be convertible, at the option of the holder thereof, at the head office of the Resulting Issuer or any transfer agent for such shares, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the share conversion right is exercised by 80. The ability to convert the Proportionate Voting Shares during the Restricted Conversion Period is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act), may not exceed 40% of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to notice of and to attend and vote at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to 800 votes in respect of each Multiple Voting Share held. Each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

Multiple Voting Shares are not convertible until the Initial Conversation Date. Each Multiple Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Multiple Voting Share upon: (i) the death or disability of an Initial Holder (as defined below) with respect to all Multiple Voting Shares held by an Initial Holder, (ii) an Involuntary Transfer Event with respect to the Multiple Voting Shares being transferred pursuant to the Involuntary Transfer Event, or (iii) any other transfer of Multiple Voting Shares to anyone other than another Initial Holder with respect to such Multiple Voting Shares being transferred.

Multiple Voting Shares are intended to provide voting control to Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut and Mr. Krane. As long as any Multiple Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, alter or amend the articles of the Resulting Issuer if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Multiple Voting Shares or (ii) affect the rights or special rights of the holders of Subordinate

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Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares will be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held. At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one vote and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

Holders of Multiple Voting Shares will be entitled to receive, as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. No dividend will be declared on the Multiple Voting Shares unless the Resulting Issuer simultaneously declares equivalent dividends on (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share, and (ii) the Proportionate Voting Shares, in an amount equal to the dividend declared per Multiple Voting Share multiplied by 80.

The Resulting Issuer Board may declare a stock dividend payable in Proportionate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Multiple Voting Share multiplied by 80. The directors of the Resulting Issuer may declare a stock dividend payable in Subordinate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Shares equal to the amount of the dividend declared per Multiple Voting Share multiplied by 80.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will be entitled to participate rateably along with the holders of Proportionate Voting Shares and Subordinate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by 80. Each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

No Multiple Voting Share may be transferred by the holder thereof without the prior written consent of the Resulting Issuer Board, except a holder of Multiple Voting Shares as of the date of initial issuance of Multiple Voting Shares (the “Initial Holder”) is permitted to transfer Multiple Voting Shares prior to the Initial Conversion Date to another Initial Holder.

Prior to the Initial Conversion Date, upon: (i) the death or Disability of an Initial Holder, the other Initial Holders will have the obligation to purchase all of such Initial Holder’s Multiple Voting Shares; and (ii) an Involuntary Transfer Event, the other Initial Holders will have the obligation to purchase all of such Initial Holder’s Multiple Voting Shares which would otherwise be transferred pursuant to the Involuntary Transfer Event (each a “Purchase Obligation”). Promptly following an event triggering a Purchase Obligation, the Transferring Initial Holder will send a written notice to the company and other Initial Holders setting forth the event triggering the Purchase Obligation (the “Purchase Obligation Notice”) as well as the number of Multiple Voting Shares subject to the Purchase Obligation (“Subject Multiple Voting Shares”). If the purchase price of any Subject Multiple Voting Shares are purchased by a promissory note (the “Note”) the following terms will apply:

  Principal and interest will be paid in no more than 12 equal quarterly installments (the first installment of which will be due 120 days after the Purchase Obligation Notice;

  Interest on the principal amount will be at the minimum rate established pursuant to IRS Code Sections 483 and 1274 and a five percent late penalty will apply to any payment not paid within five days of its due date;

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  Right at any time to prepay without penalty all or any part of the balance due on the Note with interest to the date of prepayment;

  Secured by a pledge of such number of the purchasing Initial Holder’s Proportionate Voting Shares or Subordinate Voting Shares or such other assets (excluding the Multiple Voting Shares being acquired) such that the Pledged Value equals the principal amount of the Note;

  Purchasing Initial Holder will be entitled to receive all dividends on such Multiple Voting Shares and to exercise all voting rights with respect to such Multiple Voting Shares, except if the note is in default; and

  Failure to make any payment required by a Note within 10 days after its due date will constitute a default and will cause the remaining unpaid balance to become immediately due and payable, at the holder’s option, and the Transferring Initial Holder, after delivering notice of default to the purchasing Initial Holder, will have all the rights and remedies to enforce payment of the unpaid balance authorized by law; provided, the payment in default is not paid in full within 10 days after the date the default notice is delivered.

No subdivision or consolidation of the Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and the Proportionate Voting Shares are subdivided or consolidated using the same divisor or multiplier.

In an offer is made to purchase Subordinate Voting Shares or Proportionate Voting Shares, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the Proportionate Voting Shares or Subordinate Voting Shares may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares or Subordinate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, a “MVS Offer”), then such MVS Offer will be extended by the offeror to the holders of Multiple Voting Shares (which will not be required to convert in order to participate in the MVS Offer) for consideration per Multiple Voting Share equal to 0.0125 of the consideration offered per Proportionate Voting Share or (ii) the consideration offered per Subordinate Voting Share, as applicable.

Debt Securities

On November 21, 2018, Cannex and Cannex Holdings entered into a securities purchase agreement (the “GGP SPA”) with GGP, pursuant to which Cannex issued to GGP the Cannex GGP Notes, and transferable share purchase warrants each of which will be exchanged in connection with the Business Combination for Resulting Issuer Notes. The holders of the Resulting Issuer Notes are owed approximately $32,000,000 in aggregate principal amount, plus any accrued and unpaid interest. The Resulting Issuer Notes will become due on November 21, 2021.

The Resulting Issuer Notes anticipate to have a maturity date of three years from November 21, 2018. The Resulting Issuer Notes will have a coupon of LIBOR plus 11% in year one, LIBOR plus 10% in year two, and LIBOR plus 9.5% in year three, with agreed voluntary prepayment rights after the first anniversary of the November 21, 2018. The Resulting Issuer Notes will be exchangeable into Proportionate Voting Shares at a conversion price of C$88.00 per share. The Resulting Issuer Notes will be secured by a first priority interest in all the assets of the Resulting Issuer.

Upon conversion, the Resulting Issuer Notes will also be subject to customary adjustment provisions in the event of a subdivide or re-divide of the outstanding Resulting Issuer Shares into a greater number of Proportionate Voting Shares, a reduction or consolidation of the outstanding Resulting Issuer Shares into a smaller number of Proportionate Voting Shares, the issuance of Resulting Issuer Shares, any reclassification, or other change in the outstanding Resulting Issuer Shares pursuant to a change of control transaction.

Resulting Issuer GGP Warrants

In connection with the offering of the Cannex GGP Notes, Cannex also issued the Cannex GGP Warrants, which consisted of GGP warrants A (“GGP Note Warrants A”), B (“GGP Note Warrants B”) and C (“GGP Note Warrants C”) for a total of 13,521,328 warrants, each of which is exchanged in connection with the Business Combination for 1/80th of a Resulting Issuer GGP Warrant, such that 169,017 Resulting Issuer GGP Warrants will be issued and outstanding. Each Resulting Issuer GGP Warrant will be exercisable to acquire one share at an exercise price per share equal to $80.00 per share for Resulting Issuer GGP Warrants A, $106.40 per share for Resulting Issuer GGP Warrants B, and $159.20 per share for Resulting Issuer GGP Warrants C.

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Upon conversion, each Resulting Issuer GGP Warrant will be exercisable to acquire one Proportionate Voting Share until November 21, 2021, at an exercise price per Proportionate Voting Share equal to $80.00 per share for Resulting Issuer GGP Warrants A, $106.40 per share for Resulting Issuer GGP Warrants B, and $159.20 per share for Resulting Issuer GGP Warrants C.

In the event that, on or prior to the expiry date of the Resulting Issuer GGP Warrants, and before the exercise of the Resulting Issuer GGP Warrants, a consolidation, amalgamation or merger of the Resulting Issuer occurs which results in a capital reorganization, then after the effective date of the capital reorganization GGP will receive, for the same aggregate consideration, upon exercising the Resulting Issuer GGP Warrants the kind and aggregate number of Proportionate Voting Shares and other securities or property resulting from the capital reorganization which GGP would have been entitled to receive as a result of the capital reorganization if, on the effective date, GGP had been the registered holder of the number of Proportionate Voting Shares to which the holder was theretofore entitled to purchase or receive upon the exercise of the Warrant.

The Resulting Issuer GGP Warrants will be subject to customary adjustment provisions in the event of a reclassification or redesignation of the Resulting Issuer Shares, a consolidation, amalgamation, or merger of the Resulting Issuer with or into any other corporate body which results in a reclassification or redesignation of the Resulting Issuer Shares or a change of the Resulting Issuer Shares into other shares or securities, or the transfer of the undertaking or assets of the Resulting Issuer as an entirety or substantially as an entirely to another corporation or entity.

Resulting Issuer NH Warrants

Each such whole Resulting Issuer NH Warrant is exercisable to purchase one Subordinate Voting Share for C$0.70 until October 23, 2020.

Resulting Issuer Replacement Options

Resulting Issuer Replacement Options will consist of: (i) Resulting Issuer Replacement Options for Subordinate Voting Shares, will be exercisable into one Subordinate Voting Share for C$1.00 and Resulting Issuer Replacement Options for Proportionate Voting Shares, with each such option exercisable into one Proportionate Voting Share for C$8.00; and (ii) Resulting Issuer Replacement Options for Proportionate Voting Shares, with each such option exercisable into one Proportionate Voting Share for C$80.00

Private Placement Subscriber Warrants and Agent Warrants

Resulting Issuer PP Warrants will represent in the aggregate, (i) 24,109,936 private placement subscriber warrants of the Resulting Issuer (“Resulting Issuer PP Subscriber Warrants”) issued in connection with the Business Combination in exchange for the PP Warrants; and (ii) 1,652,279 agent warrants of the Resulting Issuer (“Resulting Issuer Agent Warrants”) issued in connection with the Business Combination in exchange for the Agent Warrants. Each such whole Resulting Issuer PP Subscriber Warrant will be exercisable to purchase one Subordinate Voting Share for C$1.50 until March 12, 2020. The Resulting Issuer Subscriber PP Warrants may be accelerated at the option of the Resulting Issuer if the volume-weighted average closing price of the Subordinate Voting Shares is over C$2.25 for a period of 20 consecutive trading days. Each full Resulting Issuer Agent Warrant will be exercisable to purchase one Subordinate Voting Share for C$1.00 until March 12, 2020.

PRINCIPAL SHAREHOLDERS

Principal Shareholders

The following Persons are anticipated to beneficially own, directly or indirectly, or exercise control or direction over more than 10% of any class of voting securities of the Resulting Issuer upon completion of the Business Combination.

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Name, Jurisdiction of Residence	Number of Shares	Class of Shares	Ownership(1)(2)	Percentage of Class
Josh Rosen Arizona, United States	307,391	Multiple Voting Shares	Certain shares will be held of Record and Beneficially; Certain shares held Beneficilly	24.1%
	287,260	Proportionate Voting Shares		5.0%
Trevor Pratte Arizona, United States	340,527	Multiple Voting Shares	Certain shares will be held of Record and Beneficially; Certain shares held Beneficially	26.7%
	318,226	Proportionate Voting Shares		5.5%
Karl Chowscano Arizona, United States	342,952	Multiple Voting Shares	Certain shares will be held of Record and Beneficially; Certain shares held Beneficially	26.9%
	320,492	Proportionate Voting Shares		5.5%
Andrew Thut Massachusetts, United States	146,974	Multiple Voting Shares	Of Record and Beneficially	11.5%
	137,349	Proportionate Voting Shares		2.4%
Kris Krane Illinois, United States	138,828	Multiple Voting Shares	Of Record and Beneficially	10.9%
	129,736	Proportionate Voting Shares		2.2%

Notes:

(1)	All Multiple Voting Shares will be held directly by the individuals listed in the first column.
(2)

Certain of the Proportionate Voting Shares of Josh Rosen and Karl Chowscano will be held of record and beneficially by Mr. Rosen or Mr. Chowscano, as applicable. Certain of the Proportionate Voting Shares of Mr. Rosen and Mr. Chowscano will be held beneficially by Mr. Rosen or Mr. Chowscano, as applicable and of record by Persons controlled by Mr. Rosen or Mr. Chowscano, as applicable. Certain of the Proportionate Voting Shares of Trevor Pratte will be held of record and beneficially by Mr. Pratte. Certain of the Proportionate Voting Shares of Trevor Pratte will be held beneficially by Mr. Pratte and of record by Persons in which Mr. Pratte has a non-controlling ownership interest.

Voting Trusts

Neither 4Front nor Cannex anticipates that any securities of the Resulting Issuer will be subject to any voting trust or other similar agreement.

MARKET FOR SECURITIES

Prior to the closing of the transaction, the Cannex Common Shares had been listed on the CSE under the symbol “CNNX”.

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DIRECTORS AND OFFICERS

Directors and Officers

The following table lists the names and municipalities of residence of the anticipated directors and officers of the Resulting Issuer, their positions and offices that will be held with the Resulting Issuer, their principal occupations during the past five years and the number of securities of the Resulting Issuer that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by each:

Name and Municipality of Residence	Position(s) with the Resulting Issuer	4Front Director and/or Officer Since	Principal Occupation for Past Five Years	Number, Class and Percentage of Resulting Issuer Shares Beneficially Owned or Controlled after the Business Combination	Number and Percentage of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares Beneficially Owned or Controlled After the Business Combination on a Fully Diluted Basis
Josh Rosen(1) Phoenix, Arizona, USA	Chief Executive Officer, Director	2016	CEO and Director of 4Front	307,391 Multiple Voting Shares – 24.1% 287,260 Proportionate Voting Shares – 5.0%	594,651 – 0.4%
Anthony Dutton(2)(3) Vancouver, British Columbia, Canada	Director	N/A	President, CEO and Director of Cannex (since 2018); President of Delu Corp.; President, CEO and Director of IBC Advanced Alloys Corp.	6,245,000 Subordinate Voting Shares - 4.1%	6,245,000 – 3.9%
Eric Rey(1)(2) Berkeley, California, USA	Director	N/A	Director of Arcadia Biosciences Inc.; Director of Texas Crop Science LLC	Nil	Nil
Leo Gontmakher(2) Dorado, Puerto Rico, United States	Chief Operating Officer	N/A	COO and Director of Cannex; President of Maha	320,080 Proportionate Voting Shares – 5.5%	4,662,537 – 2.9%

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			Consulting Inc.; CEO and Co- Northwest Cannabis Solutions	4,342,457 Subordinate Voting Shares – 2.8%
David Croom Seattle, Washington, USA	Chief Financial Officer	N/A	CFO of Cannex	Nil	Nil
David Daily(1) Austin, Texas, USA	Director	N/A	CEO of GRAV, formerly GRAV Labs	Nil	Nil

Notes:

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Mr. Dutton, or such other director as Cannex and 4Front may mutually agree upon, will serve as a director of the Resulting Issuer.

All of the directors of the Resulting Issuer will be appointed to hold office until the next annual general meeting of shareholders or until their successors are duly elected or appointed, unless their office is earlier vacated.

Board Committees

The Resulting Issuer will have an audit committee and compensation committee. A brief description of each committee is set out below. Following the completion of the Business Combination, the directors of the Resulting Issuer intend to establish such committees of the board as determined to be appropriate in addition to the audit committee and compensation committee.

Audit Committee

The audit committee will assist the Resulting Issuer Board in fulfilling its responsibilities for oversight of financial and accounting matters. The audit committee reviews the financial reports and other financial information provided by the Resulting Issuer to regulatory authorities and its shareholder and reviews the Resulting Issuer’s system of internal controls regarding finance and accounting including auditing, accounting and financial reporting processes.

It is anticipated that the members of the audit committee after completion of the Business Combination will include the following three directors. Also indicated is whether they are “independent” and “financially literate” within the meaning of NI 52-110.

Name of Member	Independent(1)	Financially Literate(2)
Josh Rosen	No	Yes
Eric Rey	Yes	Yes
David Daily	Yes	Yes

Notes:

(1)

A member of the audit committee is independent if he or she has no direct or indirect ‘material relationship’ with the Resulting Issuer. A material relationship is a relationship which could, in the view of the Resulting Issuer Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Resulting Issuer, such as the President or Secretary, is deemed to have a material relationship with the Resulting Issuer.

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(2)

A member of the audit committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Resulting Issuer’s financial statements.

Compensation Committee

The compensation committee will assist the Resulting Issuer Board in fulfilling its responsibilities for compensation philosophy and guidelines, and fixing compensation levels for the Resulting Issuer’s executive officers. In addition, the compensation committee will be charged with reviewing the employee stock option plan and proposing changes thereto, approving any awards of options under the employee stock option plan and recommending any other employee benefit plans, incentive awards and perquisites with respect to the Resulting Issuer’s anticipated executive officers. The Compensation Committee will also be responsible for reviewing, approving and reporting to the Resulting Issuer Board annually (or more frequently as required) on the Resulting Issuer’s succession plans for its executive officers.

It is anticipated that the members of the compensation committee after completion of the Business Combination will include the following three directors: Mr. Rey (chair), Mr. Gontmakher and Mr. Dutton (or such other director as Cannex and 4Front may mutually agree upon).

Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies

No anticipated director or officer of the Resulting Issuer or a shareholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer will, or within 10 years before the date of the Business Combination have been, a director or officer of any other company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other company access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days;

(b)

was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

within a year of that person ceasing to act in that capacity, because bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No anticipated director or officer of the Resulting Issuer, or a shareholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

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Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Resulting Issuer also holding positions as directors or officers of other companies. Some of the individuals that are anticipated to be directors and officers of the Resulting Issuer have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where such directors and officers of the Resulting Issuer will be in direct competition with the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies provided under BCBCA.

Management

Brief descriptions of the biographies for all of the anticipated officers and directors of the Resulting Issuer are set out below:

Joshua N. Rosen, 45, has served as the executive chairman of Advisors since March 2011, as the Chairman, President and CEO of 4Front Ventures since September 2014 and as Chief Executive Officer of 4Front since September 2016. After 13 years as an equity analyst and portfolio manager evaluating and investing in publicly traded companies, Mr. Rosen wanted to have a more meaningful impact on companies. He joined Southwest Solar Technologies in Phoenix in 2008, as Chief Financial Officer before assuming the role of President and Vice Chairman. Mr. Rosen then founded MC Advisors to provide consultative support and manage a venture capital fund for the family office for John Sperling. The first investment in the venture capital fund was the acquisition of intellectual property from CannBe, a marketing, lobbying and consulting firm focused on the medical marijuana industry in California and nationwide, and the subsequent formation of Advisors in 2011. Mr. Rosen is on the Board of Directors at Ninety Plus Coffee. Mr. Rosen was formerly a principal at Crystal Rock Capital Management and a director-level equity research analyst at Credit Suisse. Mr. Rosen earned a B.A. degree in economics and philosophy from Beloit College in 1995.

Karl Chowscano, 52, joined 4Front in 2015 as a major investor and board member. He is a former executive director of the Aquilini Investment Group in Vancouver, B.C., and former Chief Strategy Officer of Spear Education. Earlier in his career, Mr. Chowscano was a partner and international tax attorney at Thorsteinssons, the largest law firm in Canada focused exclusively on tax law.

Kris Krane, 40, is the President of 4Front Ventures and formerly the Managing Director of Advisors. Prior to forming Advisors in 2011, Mr. Krane served as director of client services for CannBe, where he helped develop many of the best practices that are central to Advisors’ operations. Mr. Krane has dedicated his career to reforming the nation’s drug policies and served as associate director of NORML from 2000 to 2005 and executive director of Students for Sensible Drug Policy from 2006 to 2009. During his tenure at Students for Sensible Drug Policy, the organization experienced rapid growth at the chapter, national, and international levels, scaled back the law that denies financial aid to students with drug convictions, and was featured in major news outlets, including The New York Times, USA Today, and Fox News. Mr. Krane currently serves on the national board of directors for the National Cannabis Industry Association, Common Sense for Drug Policy and Marijuana Majority, as well as the national advisory council for Students for Sensible Drug Policy. He earned a B.A. degree in political science from American University in 2000.

Andrew Thut, 45, is Chief Executive Officer of Mission Partners and Chief Financial Officer of 4Front. Mr. Thut was formerly Managing Director and Portfolio Manager of the BlackRock Small Cap Growth Fund at BlackRock Advisors, LLC. Prior to joining BlackRock Advisors, LLC, he was an equity analyst on the small and mid-cap growth team at MFS Investment Management. Prior to working in investment management, Mr. Thut worked in the Technology Investment Banking Group at BT Alex Brown. There, Mr. Thut executed equity financings and mergers and acquisitions in the communications, software, and semiconductor industries. He earned a B.A. degree in history from Dartmouth College in 1995.

Trevor Pratte, 40, is the Secretary and co-Chief Operating Officer of 4Front. Mr. Pratte was formerly a Principal at Pratte Construction and Pratte Design Build focused on real estate investing and general contracting for commercial and high-end residential properties in the Phoenix market. Prior to these entrepreneurial activities, Mr. Pratte managed the supply chain and logistics for one of the largest private homebuilders in the country, Pratte Building Systems, which sold to Pulte Homes in 2006. He earned a B.B.A. degree in finance and real estate finance from the Cox School of Business at Southern Methodist University in 2000.

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Leise Rosman, 35, is Managing Partner of Advisors and co-Chief Operating Officer of 4Front. Ms. Rosman brings to this role more than a decade of experience managing strategy and operations for leading public policy organizations. Her prior work includes managing successful business development efforts to grow revenue and market share for several policy organizations, including her prior role as Vice President for Research and Development for the Corporation for a Skilled Workforce, a national policy advocacy organization. She has designed and implemented significant social service initiatives within highly regulated industries through her work as a policy consultant to policymakers; business leaders and educators. She holds a MBA and a Master of Management in Nonprofit Administration from North Park University, as well as a bachelor’s degree in management and organizational development from Spring Arbor University.

Glenn Backus, 49, is President of Mission. Mr. Backus oversees the strategic direction of the company as it continues to expand its retail footprint throughout the United States. He is an accomplished retail executive who brings a unique combination of operations as well as product development experience to the company. He spent his formative years supporting the rapid growth of Trader Joe’s as its Vice President of Buying, after which he became President of Sunflower Markets (a subsidiary of Supervalu), where he successfully grew the company’s profitability by increasing sales, right-sizing underlying cost structures, optimizing product mix, driving innovation, and increasing customer and employee engagement. He’s also held senior-level roles at HEB, a Texas-based grocery chain, and Topco, the country’s largest retail food group purchasing organization. He’s the founder of Revolution Brands, which creates and launches innovative new food and beverage brands, and is a faculty member at Lake Forest Graduate School of Management in Chicago, where he teaches MBA-level classes on innovation, business strategy, and leadership. He joined Mission in January 2019.

Eric Rey, 62, has managed agricultural research, product development and commercial programs for more than 35 years, with 29 years focused specifically on food, feed and industrial products from agricultural biotechnology. He served as the President and Chief Executive Officer of Arcadia Biosciences, Inc., a company he co-founded in 2003 and took public in 2015, from August 2003 to February 11, 2016. Prior to Arcadia Biosciences, he served as a Partner in the Rockridge Group, a management consulting firm focused on the agricultural biotechnology industry. Prior to Rockridge Group, Mr. Rey served as Vice President of Operations for Calgene Oils Division of the Monsanto Company. In his 17 years at Calgene, Mr. Rey was responsible for the establishment and management of its operational, plant breeding, product development and agricultural infrastructure. At Calgene, he managed the start-up of one operating subsidiary that developed and marketed agricultural seed products. Throughout his career Mr. Rey has established and managed strategic relationships with major food and consumer product, food processing, industrial product, agricultural product, plant genetics and technology companies. He served as a Director of Arcadia Biosciences, Inc. (NASDAQ: RKDA) from 2003 to February 2016 and re-joined the Board of Directors on June 7, 2017. Mr. Rey has been a director of Phytelligence, Inc. since 2015. He serves as a Director of Texas Crop Science LLC. He also has been a Director of Micropep Technologies since 2018. Mr. Rey held positions involved in biological pest control with the California Department of Food and Agriculture. Mr. Rey holds a B.S. in Plant Science from University of California at Davis.

David Daily, 38, is Founder & CEO of Gravitron, LLC which he started in 2004. Commonly known as Grav.com, its original invention was the first all-glass gravity bong, the Gravitron, an instant success that has become a cult classic. Since the Gravitron, Dave has designed or led the Grav design team to bring over 500 unique top-line products to the cannabis market. In 2018, Grav was named in the 50 best companies to work for in cannabis by MG magazine.

David (Dave) Croom: 51, is a seasoned CFO with over 25 years of experience in financial leadership at both public and private companies including Cray Supercomputers, Microsoft, Amazon and Chevron. His previous roles included responsibilities for capital markets, M&A, tax and finance, debt and equity. He is an innovative and experienced financial executive who has led revenue and profitability growth initiatives and has worked directly with senior management to deliver shareholder value. Most recently Mr. Croom has been CEO of Open Ocean Ventures, a Seattle-based company that provides project management, infrastructure, and business services solutions to a broad range of industry leaders. He previously held senior accounting and comptroller positions at Cray Supercomputers, Microsoft, Amazon, and Chevron. He has also been the owner of several Seattle businesses, including a Tier 2 Washington cannabis cultivation and processing facility. He is based in Seattle, Washington and has a B.A. in Accounting from Washington State University.

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Leonid (Leo) Gontmakher, 33, was previously the Chief Operating Officer of Cannex. In that role, he focused on developing, implementing and leading all operational activities, with specific focus on facilities development and management as well as strategic cannabis industry related initiatives. Mr. Gontmakher has a record of success in the cannabis industry. He was a co-founder, and has acted as a key advisor to, Superior Gardens, LLC, Washington State’s largest full line cannabis cultivator and processor. Previously, Mr. Gontmakher held senior management positions at one of North America’s largest importer/wholesalers of specialized frozen seafood products, Direct Source Seafood LLC. He is based in Dorado, Puerto Rico and has a B.A. in Business Management from the University of Arizona.

EXECUTIVE COMPENSATION

The following table sets forth the compensation that is anticipated be paid or awarded to each NEO and director of the Resulting Issuer.

Table of Compensation Excluding Compensation Securities
Name & position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Josh Rosen CEO & Director	2019	$350,000	25% - 50% at board discretion	N/A	N/A	N/A	$350,000
David Croom CFO	2019	$175,000	Future bonuses at board discretion	N/A	N/A	N/A	$175,000
Leo Gontmakher COO	2019	$400,000	2018: $100,000 Future bonuses at board discretion	N/A	N/A	N/A	$400,000
Leise Rosman Chief Administrative Officer	2019	$250,000	25% - 50% at board discretion	N/A	N/A	N/A	$250,000
Karl Chowscano Chief	2019	$250,000	25% - 50% at board discretion	N/A	N/A	N/A	$250,000

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Table of Compensation Excluding Compensation Securities
Name & position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Strategy Officer
Gerald Y. Derevyanny Executive VP of Corporate Development	2019	$200,000	2019: $75,000. Future bonuses at board discretion	N/A	N/A	~$15,000	$290,000

Stock Options and Other Compensation Securities

Compensation Securities
Name & position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date ($)
Josh Rosen CEO & Director	N/A	Nil	Nil	Nil	Nil	Nil	N/A
David Croom CFO	Share Purchase Options	600,000 (Exercisable to purchase 600,000 Common/ Class A shares, equivalent to 0.33% of outstanding stock)	October 5, 2018	1.00	0.84	$.92	October 5, 2023
Leo Gontmakher COO	Share Purchase Options	1,800,000 (Exercisable to purchase	December 11, 2017	1.00	1.00	$.92	December 11, 2022

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Compensation Securities
Name & position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date ($)
1,800,000 Common/ Class A shares, equivalent to 0.97% of outstanding stock)
Leise Rosman Chief AdministrativeOfficer	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Karl Chowscano Chief Strategy Officer	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Gerald Y. Derevyanny Executive V.P. of Corporate Development	Share Purchase Options	800,000 (Exercisable to purchase 800,000 Common/Cla ss A shares, equivalent to .44% of outstanding stock)[1]	December 11, 2017	$1.00	$1.00	$.92	December 11, 2022

Notes:

(1)	Per Mr. Derevyanny’s employment contract with Cannex, Cannex committed to issuing a minimum of an additional 600,000 Share Purchase Options in the future.
(2)	Exercise of compensation securities by Directors and NEOs.

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Exercise of Compensation Securities by Directors and NEOs
Name & position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise ($)	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Josh Rosen CEO & Director	N/A	Nil	Nil	N/A	Nil	Nil	Nil
David Croom CFO	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Leo Gontmakher COO	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Leise Rosman Chief Administrative Officer	N/A	Nil	Nil	N/A	Nil	Nil	Nil
Karl Chowscano Chief Strategy Officer	N/A	Nil	Nil	N/A	Nil	Nil	Nil

Employment, Consulting and Management Agreements

Other than as disclosed herein, the Resulting Issuer will not have any contracts, agreements, plans or arrangements that provide for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Resulting Issuer or a change in an NEO’s responsibilities.

Pursuant to Mr. Dutton’s employment agreement with Cannex, following a change of control, Anthony Dutton may trigger the termination of his employment in certain circumstances in which case he is entitled to receive a change of control payment under his employment agreements equal to $378,750.

Oversight and Description of Director and NEO Compensation

The Resulting Issuer Board will review the compensation of its executives following completion of the Business Combination and make such changes as it deems appropriate.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Upon completion of the Business Combination, none of the directors or officers of the Resulting Issuer, nor any of their Associates, will be indebted to the Resulting Issuer, and neither will any indebtedness of any of these individuals or Associates to another entity be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Resulting Issuer.

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LEGAL PROCEEDINGS

Legal Proceedings

Other than as described below and under “Risk Factors – Business and Operational Risks – 4Front is currently involved in litigation, and there maybe additional litigation that the Resulting Issuer will be involved in in the future”, there are no actual, pending or contemplated legal proceedings material to 4Front, Cannex, the eventual Resulting Issuer or any Subsidiary or any of their respective properties.

Regulatory Actions

Other than as described below, there have been no penalties or sanctions imposed against 4Front, Cannex, the eventual Resulting Issuer or any Subsidiary by a court or regulatory authority, and 4Front, Cannex, the eventual Resulting Issuer or any Subsidiary has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this Circular.

Illinois Grown Medicine

On February 10, 2017, the State of Illinois Department of Agriculture issued a notice of hearing and complaint against Illinois Grown Medicine. The complaint contained two violations of the Illinois Administrative Code, specifically:

  Ill. Admin. Code 1000.410 for failing to use security guards as outlined in Illinois Grown Medicine’s operations and management practices plan filed as required by 8 Ill. Admin Code 1000.410; and

  Ill. Admin. Code 1000.450(7) for failure to operate and maintain in good working order a 24-hour, seven days a week, closed circuit television surveillance system on the premises due to a power failure, which caused camera failure.

The Department of Agriculture requested a $1,500 fine against Illinois Grown Medicine for each violation.

On March 31, 2017, Illinois Grown Medicine filed a written answer to the complaint with the Administrative Hearing Office of the Illinois Department of Agriculture. Illinois Grown Medicine’s request for an appeal was denied. Subsequently, Illinois Grown Medicine entered into an administrative hearing agreement with the Illinois Department of Agriculture and paid the requested fines totalling $3,000, which resolve and settled the matter between the parties.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed in this Circular, no director or executive officer of the Resulting Issuer or person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the outstanding voting securities of the Resulting Issuer, or any Associate or Affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction within the three years before the date of this Circular, or in any Business Combination, which has materially affected or will materially affect the Resulting Issuer or any of its subsidiaries.

4Front

In two instances, 4Front maintains a contractual relationship with entities that are wholly-owned by 4Front officers. MP Illinois, a single-member LLC owned by Mr. Rosen, holds a nominee agreement with Mission, pledging MP Illinois’ ownership interests in Mission Illinois and Illinois Grown Medicine to Mission. Mission Mercury, an LLC owned jointly by Mr. Thut and Mr. Krane, holds a nominee agreement with Mission, pledging Mission Mercury’s ownership interests in Mission Allentown, PL Pennsylvania Dispensary and MavMax, LLC.

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Cannex

Mr. Derevyanny, as the sole owner of 7Point, has a material interest in, among other things, the Licensor Option. Vlad Orlovskii, as an owner of Superior Gardens, has a material interest in, among other things, the Licensor Option.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the Resulting Issuer will not have entered into any material contracts since its inception. During the course of the two years prior to the date of the Circular, 4Front, Cannex and the Subsidiaries have entered into the following material contracts, other than contracts entered into in the ordinary course of business:

(e)	Business Combination Agreement;

(f)	Cannex GGP Notes;

(g)	Illinois Grown Medicine lease expiring August 31, 2035;

(h)

Loan and security agreement dated June 30, 2016 between Linchpin and Illinois Grown Medicine and Mission Illinois for an aggregate total of $12,500,000. The first $7,000,000 carry a 5% interest rate per annum and are due on May 31, 2021. The next $3,000,000 carry a 10% interest rate per annum and are due on May 31, 2021. The final $2,500,000 carry a 10% interest rate per annum and are due on December 31, 2019;

(i)	Share purchase agreement dated November 20, 2018 between Mission and Healthy Pharms; and

(j)

Multiple advance promissory note dated December 28, 2018 between 4Front and Cannex Holdings. The note carries an interest rate of Prime plus 500 basis points. In the event that the Business Combination does not occur, the full note, including principal and accrued interest of $8,000,000, are due within 90 days.

INTEREST OF EXPERTS

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Circular or as having prepared or certified a report or valuation described or included in this Circular will hold any beneficial interest, direct or indirect, in any securities or property of the Resulting Issuer or of an Associate or Affiliate of the Resulting Issuer and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Resulting Issuer or of an Associate or Affiliate of the Resulting Issuer and no such person will be a promoter of the Resulting Issuer or an Associate or Affiliate of the Resulting Issuer. Macias Gini & O’Connell LLP and Davidson & Company LLP are independent of the Resulting Issuer, and will have performed their services in accordance with the rules of professional conduct of International Auditing Standards.

OTHER MATERIAL FACTS

Other than as set out elsewhere in this Circular, there are no other material facts about the Resulting Issuer, 4Front, Cannex or its respective securities which are necessary in order for this Circular to contain full, true and plain disclosure of all material facts relating to the Resulting Issuer and its respective securities.

LISTING APPLICATION

It is a condition to the closing of the Business Combination that the CSE approves for listing the Subordinate Voting Shares.

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ESCROWED SECURITIES

Pursuant to National Policy 46-201, the Resulting Issuer is an “exempt issuer” as defined therein and is thus not subject to escrow.

FINANCIAL STATEMENTS

See Appendix I of the Circular for financial statements of 4Front and Healthy Pharms. The financial statements of Cannex are available on SEDAR and www.sedar.com.

Risk Factors of the Resulting Issuer

Risks Specifically Related to the United States Regulatory System

The federal government has not legalized marijuana for medical or adult-use.

The federal government of the United States regulates drugs through the CSA, which places controlled substances on one of five schedules. Currently, cannabis is classified as a Schedule I controlled substance. This means it has a high potential for abuse and currently has no accepted medical use in treatment in the United States. Schedule I substances are subject to production quotas imposed by the DEA. Thus, the federal government of the United States has specifically reserved the right to enforce federal law in regards to the sale and disbursement of medical or adult-use marijuana even if such sale and disbursement is sanctioned by state law.

Currently, 33 U.S. states, the District of Columbia and the U.S. territories of Guam and Puerto Rico, allow the use of medical cannabis. Additionally, the states of Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont and Washington and the District of Columbia have legalized cannabis for adult recreational use. However, since cannabis is a Schedule I controlled substance, the development of a legal cannabis industry under the laws of these states is in conflict with the CSA. In light of this conflict between state and federal law, the DOJ Deputy Attorney General of the Obama Administration, James Cole, issued a memorandum (the “Cole Memorandum”), dated August 29, 2013, providing updated guidance to federal prosecutors concerning cannabis enforcement under the CSA. The Cole Memorandum provided, in part, that when states have implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale, and possession of cannabis, conduct in compliance with those laws and regulations is less likely to threaten the federal priorities. Indeed, a robust system may affirmatively address those priorities by, for example, implementing effective measures to prevent diversion of cannabis outside of the regulated system and to other states, prohibiting access to marijuana by minors, and replacing an illicit cannabis trade that funds criminal enterprises with a tightly regulated market in which revenues are tracked and accounted for. In those circumstances, consistent with the traditional allocation of federal-state efforts in this area, the Cole Memorandum provided that enforcement of state law by state and local law enforcement and regulatory bodies should remain the primary means of addressing marijuana-related activity. In contrast, if the state enforcement efforts are not sufficient to protect against the harms set forth above, the federal government may seek to challenge the regulatory structure itself in addition to continuing to bring individual enforcement actions, including criminal prosecutions, focused on those harms.

In 2014, the United States House of Representatives passed an amendment (commonly known as the Rohrabacher-Blumenauer Amendment, the Rohrabacher-Leahy Amendment or the “Rohrabacher-Farr Amendment”) to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds the United States Department of Justice (the “DOJ”). The Rohrabacher-Farr Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the U.S. Court of Appeals for the Ninth Circuit ruled in United States v. McIntosh that the Rohrabacher-Farr Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state medical cannabis laws, provided that such conduct is in strict compliance with applicable state law. In March 2015, bipartisan legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the “CARERS Act”) was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the CSA to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical uses. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives, which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA.

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Although these developments have been met with a certain amount of optimism in the cannabis industry, neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and the Rohrabacher-Farr Amendment must be renewed annually and has currently been renewed until September 30, 2019. Furthermore, the ruling in United States v. McIntosh is only applicable in the Ninth Circuit, which includes the states of Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon and Washington. Each of 4Front and Cannex has, and the Resulting Issuer plans to have, operations in states outside of the Ninth Circuit.

In early 2017, newly inaugurated President Donald J. Trump nominated Alabama Republican Jeff Sessions as the United States Attorney General. In addition to the election of President Trump, the Republican party retained control of United States Congress. On January 4, 2018, then Attorney General Sessions issued a written memorandum (the “Sessions Memorandum”) to all U.S. Attorneys stating that the Cole Memorandum was rescinded, effectively immediately. In particular, Attorney General Sessions stated that “prosecutors should follow the well-established principles that govern all federal prosecutions,” which require “federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” Attorney General Sessions went on to state in the Sessions Memorandum that given the Justice Department’s well-established general principles, “previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately.” Attorney General Sessions reiterated that the cultivation, distribution and possession of marijuana continues to be a crime under the CSA.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Donald Trump. Following Mr. Sessions’ resignation, William Barr was confirmed as the new Attorney General. Mr. Barr stated during his confirmation hearings in a response to a question from Senator Cory Booker, “I’m not going to go after companies that have relied on Cole memorandum.” Mr. Barr also reconfirmed this response in writing as part of the formal confirmation proceedings. It is unclear whether Mr. Barr will seek to implement officially the Cole Memorandum as originally drafted or an updated version.

It is also unclear at this time whether the Sessions Memorandum indicates that the Trump administration will strongly enforce the federal laws applicable to cannabis or what types of activities will be targeted for enforcement. However, a significant change in the federal government’s enforcement policy with respect to current federal laws applicable to cannabis could have a material adverse effect on the business, financial condition or results of operations of the eventual Resulting Issuer. Each of 4Front and Cannex has provided products and services to state-approved cannabis cultivators and dispensary facilities. As a result, each of 4Front and Cannex could be deemed to be aiding and abetting illegal activities, a violation of federal law.

There is a substantial risk of regulatory or political change.

The success of the business strategy of the Resulting Issuer, depends on the legality of the marijuana industry. The political environment surrounding the marijuana industry in the United States in general can be volatile and the regulatory framework in the United States remains in flux. As of the date of this Circular, 33 states, Washington, D.C. and certain other U.S. territories have implemented laws and regulations to legalize and regulate the cultivation, sale, possession and use of marijuana, and additional states have pending legislation regarding the same, however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Resulting Issuer’s ability to successfully invest and/or participate in the selected business opportunities.

Further, there is no guarantee that at some future date, voters and/or the applicable legislative bodies will not repeal, overturn or limit any such legislation legalizing the sale, disbursement and consumption of medical or adult-use marijuana. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the marijuana industry.

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Marijuana remains illegal under federal law, and the federal government could bring criminal and civil charges against 4Front or Cannex or their Subsidiaries or its investments at any time. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana- related legislation could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

In addition to the Resulting Issuer’s anticipated ownership and investment in the business being conducted by Advisors, the Resulting Issuer intends to invest in businesses with little or no operating history and that are engaged in activities considered illegal under U.S. federal law.

The Resulting Issuer will invest in businesses that are directly or indirectly engaged in the medical and adult-use marijuana industry in the United States where local law permits such activities. Presently, the cultivation, possession, sale, and use of marijuana are illegal under federal statutes and the laws of other jurisdictions. Some of those laws, including the applicable federal laws of the United States, apply to the subject activities even though the subject activities may be permissible under local law.

The Resulting Issuer’s anticipated funding of the activities of businesses engaged in the medical and adult- use marijuana industry, whether directly through the conduct of the business of Advisors or Mission or through direct loans or indirectly through other forms of investment, is illegal under the applicable federal laws of the United States and other applicable law. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against the Resulting Issuer. THE CONSEQUENCES OF SUCH ENFORCEMENT WOULD LIKELY BE MATERIALLY DETRIMENTAL TO THE RESULTING ISSUER, THE RESULTING ISSUER’S BUSINESS AND THE HOLDERS OF SUBORDINATE VOTING SHARES AND COULD RESULT IN THE FORFEITURE OR SEIZURE OF ALL OR SUBSTANTIALLY ALL OF THE RESULTING ISSUER’S ASSETS.

Banks often refuse to provide banking services to businesses involved in the marijuana industry due to the present state of the laws and regulations governing financial institutions in the United States.

The lack of banking and financial services presents unique and significant challenges to businesses in the marijuana industry. The lack of a secure place in which to deposit and store cash, the inability to pay creditors through the issuance of checks and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented by the unavailability of traditional banking and financial services.

4Front has established banking relationships with 1st Bank in Colorado, Century Bank in Massachusetts, and Bank of Springfield in Illinois to provide the requisite banking services. No guarantee or assurances can be given by the Resulting Issuer that it will be able to secure and/or maintain stable banking services arrangements, nor can the Resulting Issuer guarantee or provide assurances that it will be able to secure an alternative to traditional banking services should the Resulting Issuer not be able to secure and maintain traditional banking services with a national or state chartered banking institution.

With the exception of the limited operating history of the subsidiaries, the Resulting Issuer will have a limited operating history.

The Resulting Issuer will have had a limited operating history prior to the date of this Circular other than the unprofitable operating history of Advisors, Mission and Linchpin. To date, neither Advisors, Mission nor Linchpin have operated at a profit, all three companies have negative cash flow, and all three companies are fairly described as early-stage enterprises. Neither the Resulting Issuer nor the anticipated Resulting Issuer Board will have had significant experience in operating marijuana businesses or making the

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investments in the medical and adult-use marijuana industry contemplated to be made by the Resulting Issuer. As a consequence, the nature and risks associated with the future investments by the Resulting Issuer may differ significantly from the prior experience of the Resulting Issuer and the Resulting Issuer Board.

Because the Resulting Issuer will have had a limited operating history and a limited history of making investments in the medical and adult-use marijuana industry and related businesses, there is very limited information upon which to base any estimate of its future revenue and earnings prospects or to assist with an investment decision. There can be no assurance that the Resulting Issuer will ultimately be successful or will have the ability to achieve a return on shareholders’ investment. Likewise, there can be no assurances that the Resulting Issuer will become profitable or generate operating cash flow.

The prior investment performance of the persons associated with the Resulting Issuer or any other entity or person are provided for illustrative purposes only and may not be indicative of the Resulting Issuer’s future investment results. The nature of, and risks associated with, the Resulting Issuer’s future investments may differ substantially from those investments and strategies undertaken historically by such persons and entities. There can be no assurance that the Resulting Issuer’s investments will perform as well as the past investments of any such persons or entities.

Lack of access to U.S. bankruptcy protections; other bankruptcy risks

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Resulting Issuer was to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect on any restructuring transaction.

Additionally, there is no guarantee that the Resulting Issuer will be able to effectively enforce any interests it may have in 4Front, Cannex or its other subsidiaries and investments. A bankruptcy or other similar event related to an investment of the Resulting Issuer that precludes a party from performing its obligations under an agreement may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. Further, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities or equity owed to 4Front. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the business, financial condition or results of operations of the eventual Resulting Issuer.

Resulting Issuer maybe subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the business, operations and investments of the Resulting Issuer in the U.S., and any future businesses, operations and investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Resulting Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to invest or hold interests in other entities in the U.S. or any other jurisdiction, in addition to those described herein.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis- related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

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CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized CSEs, the TMX Group, who is the owner and operator of CDS, announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the CSE and the Toronto Stock Exchange confirming that it relies on such exchanges to review the conduct of listed issuers. The TSX MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the TSX MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the U.S.

Even though the TSX MOU indicated that there are no plans of banning the settlement of securities through the CDS, there can be no guarantee that the settlement of securities will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented, and shareholders would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

Foreign Private Issuer status

The Business Combination is being structured so that the Resulting Issuer will be a Foreign Private Issuer as defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act, following the closing of the Business Combination. The term ‘‘Foreign Private Issuer’’ is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

1.	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

2.	any one of the following:

a.	the majority of the executive officers or directors are United States citizens or residents, or

b.	more than 50 percent of the assets of the issuer are located in the United States, or

c.	the business of the issuer is administered principally in the United States.

For purposes of determining whether more than 50% of its outstanding voting securities are held “of record” by U.S. residents, the Resulting Issuer must “look through” the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, and also consider any beneficial ownership reports or other information available to the issuer. It must conduct this “look through” in three jurisdictions: the United States; the Resulting Issuer’s home jurisdiction; and the primary trading market for the Resulting Issuer’s voting securities, if different from the Resulting Issuer’s home jurisdiction. Additionally, if the Resulting Issuer is not able to obtain information about the record holders’ accounts after reasonable inquiry, the Resulting Issuer may rely on the presumption that such accounts are held in the broker’s, dealer’s, bank’s, or nominee’s principal place of business.

In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Proportionate Voting Share and each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding Subordinate Voting Shares is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold. Accordingly, the Resulting Issuer is expected to be a ‘‘Foreign Private Issuer’’ upon completion of the Business Combination.

Should the SEC’s guidance and interpretation change, it is likely the Resulting Issuer will lose its Foreign Private Issuer status.

Loss of Foreign Private Issuer status

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The Resulting Issuer is expected to be a Foreign Private Issuer. If, as of the last business day of the Resulting Issuer’s second fiscal quarter for any year, more than 50% of the Resulting Issuer’s outstanding voting securities (as determined under Rule 405 of the Securities Act) are directly or indirectly held of record by residents of the United States, the Resulting Issuer will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Resulting Issuer’s ability to raise capital in private placements or Canadian prospectus offerings. In addition the loss of the Resulting Issuer’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. Further, should the Resulting Issuer seek to list on a securities exchange in the United States, loss of Foreign Private Issuer status may increase the cost and time required for such a listing. These increased costs may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. The conversion terms of the Proportionate Voting Shares will permit conversion into Subordinate Voting Shares six months following the closing of the transaction. As a result, this ability to convert may result in the loss of Foreign Private Issuer status within a short period of time.

There may be unknown additional regulatory fees and taxes that may be assessed in the future.

4Front, Cannex, and their Subsidiaries are aware that multiple states in the United States are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could change the net income and return on the anticipated Resulting Issuer’s investments and/or participation in the selected business opportunities.

The Resulting Issuer likely will not be able to secure its payment and other contractual rights with liens on the inventory or licenses of its clients and contracting parties.

In general, the laws of the various states that have legalized marijuana sale and cultivation do not expressly or impliedly allow for the pledge of inventory containing marijuana as collateral for the benefit of third parties, such as the eventual Resulting Issuer and the Subsidiaries, that do not possess the requisite licenses and entitlements to cultivate, sell, or possess marijuana pursuant to the applicable state law. Likewise, the laws of those states generally do not allow for transfer of the licenses and entitlements to sell or cultivate marijuana to third parties that have not been granted such licenses and entitlements by the applicable state agency. The inability of the Resulting Issuer and the Subsidiaries to secure its payment and other contractual rights with liens on the inventory and licenses of its clients and contracting parties increases the risk of loss resulting from breaches of the applicable agreements by the contracting parties, which, in turn, could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Delays in enactment of new state or federal regulations could restrict the ability of the Resulting Issuer to reach strategic growth targets and lower return on investor capital.

The strategic growth strategy of the Resulting Issuer, is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of Resulting Issuer, and thus, the effect on the return of investor capital, could be detrimental. The Resulting Issuer will be unable to predict with certainty when and how the outcome of these complex, legal, regulatory, and legislative proceedings will affect the business and growth of the Resulting Issuer.

FDA regulation of cannabis and industrial hemp

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would regulate it under the Food, Drug and Cosmetics Act of 1938 (“FDCA”). The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp sold outside of state-regulated cannabis businesses. The FDA has recently affirmed its authority to regulate CBD derived from both cannabis and industrial hemp, and its intention to develop a framework for regulating the production and sale of CBD derived from industrial hemp.

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Additionally, the FDA may issue rules and regulations including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis and/or industrial hemp. Clinical trials may be needed to verify efficacy and safety of both cannabis-derived products and industrial hemp-derived products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact would be on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If the Subsidiaries are unable to comply with the regulations or registration as prescribed by the FDA, it may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

The Resulting Issuer will be subject to applicable anti-money laundering laws and regulations.

Each of 4Front and Cannex and their respective subsidiaries is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

The Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank cannabis businesses in compliance with federal enforcement priorities (the “FinCEN Memorandum”). The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis- related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance included in the ColeMemorandum.

Attorney General Sessions’ revocation of the Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself.

Although the FinCEN Memorandum remains intact, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ’s enforcement priorities could change for any number of reasons. A change in the DOJ’s priorities could result in the DOJ’s prosecuting banks and financial institutions for crimes that were not previously prosecuted.

If any of the operations of 4Front, Cannex or their respective Subsidiaries, or any proceeds thereof, any dividend distributions or any profits or revenues derived from these operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime under one or more of the statutes noted above. This may restrict the ability of the Resulting Issuer to declare or pay dividends in the future, effect other distributions or subsequently repatriate such funds back to Canada.

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Limited trademark protection

The Subsidiaries will not be able to register any U.S. federal trademarks for their cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Subsidiaries likely will be unable to protect their cannabis product trademarks beyond the geographic areas in which they conduct business. The use of their trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

There is a risk of high bonding and insurance costs.

Although it will vary from state to state in the United States, there is risk that some or all of the state regulatory agencies will begin requiring entities and individuals engaged in certain aspects of the business or industry of legal marijuana to post a bond when applying for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. This risk may not be relevant to all aspects of the business or industry of legal marijuana, however, as this industry is relatively new, the Resulting Issuer will not have definitive information or enough information to date to completely quantify what such a figure could or would be. It remains an unknown cost that could have a negative impact on the ultimate success of the Resulting Issuer and/or the Resulting Issuer’s participation in the business opportunities ultimately selected.

The inability of the Resulting Issuer to respond to the changing regulatory landscape could harm its business.

The medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level in the United States. If the Resulting Issuer and the Subsidiaries are unable to respond appropriately to these changing federal and state regulations, it may not be successful in capturing significant market share.

Reliable data on the medical and adult-use marijuana industry is not available.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use marijuana industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, any market research and projections by the Resulting Issuer of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Resulting Issuer’s anticipated management team members as of the date of this Circular.

There are general regulatory risks that may have a material effect on the Resulting Issuer and its subsidiaries.

The anticipated operations of the businesses of the Resulting Issuer and the Subsidiaries, as well as the operations of the business enterprises in which the Resulting Issuer will make investments, may be subject to various U.S. federal, state and local statutes, ordinances, rules and regulations, including, among others, zoning and land use ordinances, building, plumbing and electrical codes, contractors’ licensing laws and health and safety regulations and laws. Various localities have imposed (or may in the future impose) fees to fund, among other things, schools, road improvements and low and moderate income housing. Additionally, various localities have proposed or enacted additional initiatives restricting the growth and expansion of marijuana dispensaries and cultivation facilities. There are no assurances that these general regulatory issues will not have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Inconsistent public opinion and perception of the medical and adult-use use marijuana industry hinders market growth and state adoption.

Public opinion and support for medical and adult-use marijuana has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use marijuana, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical marijuana as opposed to legalization in general). Inconsistent public opinion and perception of the medical and adult-use marijuana may hinder growth and state adoption which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

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Investors in the Resulting Issuer and the Resulting Issuer’s directors, officers and employees may be subject to entry bans into the United States

Because cannabis remains illegal under United States federal law, those who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with cannabis U.S. businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Resulting Issuer), who are not United States citizens face the risk of being barred from entry into the United States for life. As described above, on October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

Business and Operational Risks

Dependence on performance of subsidiaries

The Resulting Issuer will be dependent on the operations, assets and financial health of the subsidiaries. Accordingly, if the financial performance of any subsidiary declines this will adversely affect the Resulting Issuer’s investment in such subsidiary and ability to realize a return on such investment. The Resulting Issuer will conduct due diligence on each of the subsidiaries prior to making any investment and will be directly involved in the operations of each Subsidiary. Nonetheless, there is a risk that there may be some liabilities or other matters that are not identified through the due diligence or ongoing monitoring that may have an adverse effect on a subsidiary’s business, and this could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Projections

This Circular contains projections about the operations of the Resulting Issuer, including projections regarding the cost and timelines to complete business objectives and the anticipated growth of the business and its products. Such projections include, but are not limited to: the costs and timelines to expand warehouse and production facilities, construction costs and timelines for completion of construction, the cost to open and operate dispensaries and the timelines for opening and operating, the costs to obtain cannabis licenses and timeline for receipt of approvals from particular states, expectations regarding the availability of additional applications for cannabis licenses from various states and expectations regarding yield of products. Projections in this Circular are based on management’s best estimates and the assumptions set out herein. Projections, by their nature, are subject to uncertainty and reliance should not be made on any projection. If projections are incorrect or the actual operations of the Resulting Issuer differ materially from management’s estimates, it could have a material adverse effect on the business, financial condition and results of operations of the Resulting Issuer.

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The marijuana industry presents substantial risks and uncertainty.

The anticipated business of the Resulting Issuer and any other businesses in which the Resulting Issuer will invest will be engaged directly or indirectly in business within the medical and adult-use marijuana industry in the United States. The relatively new development of the medical and adult-use marijuana industry nationally presents numerous and material risks. Many of these risks are not inherent in other developing or mature industries. Many of the risks are unknown and the eventual consequences to the Resulting Issuer and the Subsidiaries in which the Resulting Issuer will invest.

The risks range from the potential catastrophic collapse of the medical and adult-use marijuana industry nationally or in the states in which the Resulting Issuer conducts business or makes investments that might result from changes in laws or the enforcement of existing laws to the failure of individual businesses that might result from volatile market conditions that sometime accompany the development of new markets and industries. Additionally, the medical and adult-use marijuana industry is characterized by fragmented markets, immature companies, inexperienced managers lacking conventional business and financial discipline, a lack of well- known brands, an absence of industry and product standards, ever-shifting legal landscapes with multiple frameworks (from state to state), rapidly shifting public opinion, and a scarcity of significant capital.

4Front is currently involved in litigation, and there may be additional litigation that the Resulting Issuer will be involved in in the future.

4Front is currently involved in litigation including between 4Front (on the one hand) and the following parties (on the other hand): CWNevada, LLC; Nuveda LLC; Clark NMSD LLC; and Nye NMSD LLC (collectively, the “Respondents”). 4Front initiated arbitration proceedings against the Respondents due to their failure to pay 4Front for fees for services under certain agreements between the parties. The Respondents filed a counterclaim against 4Front alleging that 4Front intentionally interfered with a purchase agreement between CWNevada, LLC and Nuveda, LLC, and alleging that 4Front breached its obligations under certain agreements. On February 5, 2019, 4Front was awarded an arbitration award totalling $8.7 million against the Respondents. 4Front has scheduled a motion to confirm the arbitration award and request to a enter judgment on February 28, 2019, which will be heard in the eight judicial district court of Nevada.

While 4Front believes that the counterclaims asserted by the Respondents are without merit, 4Front cannot make any assurances that it will in fact prevail in the litigation. An adverse decision in the litigation could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. Furthermore, even if 4Front is successful in the litigation, 4Front will likely incur substantial legal fees in asserting its claims against the Respondents and in defending against the counterclaims and, thus, these legal fees could have a material adverse effect on the anticipated business, financial condition or results of operations of the Resulting Issuer.

Unpaid Advisors’ fees have not been included in 4Front’s consolidated financial statements. If collected, such fees will represent an opportunity for additional cash flow in the future. If the Resulting Issuer is not successful in collecting the amounts due, it may be required to pursue more aggressive collections efforts, including litigation. Litigation can be costly, and if ultimately unsuccessful, the Resulting Issuer may be negatively impacted and may result in an adverse effect on the financial condition of Advisors.

Future acquisitions or dispositions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Resulting Issuer’s ongoing business, (ii) distraction of management, (iii) the Resulting Issuer may become more financially leveraged, (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected, (v) increasing the scope and complexity of the Resulting Issuer’s operations, and (vi) loss or reduction of control over certain of the Resulting Issuer’s assets. Additionally, the Resulting Issuer may issue additional equity interests in connection with such transactions, which would dilute a shareholder’s holdings in the Resulting Issuer.

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The presence of one or more material liabilities of an acquired company that are unknown to the Resulting Issuer at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Resulting Issuer. A strategic transaction may result in a significant change in the nature of the Resulting Issuer’s business, operations and strategy. In addition, the Resulting Issuer may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Resulting Issuer’s operations.

Ability to manage future growth

The ability to achieve desired growth will depend on the Resulting Issuer’s ability to identify, evaluate and successfully negotiate investment opportunities with target companies. Achieving this objective in a cost- effective manner will be a product of the Resulting Issuer’s sourcing capabilities, the management of the investment process, the ability to provide capital on terms that are attractive to target companies and the Resulting Issuer’s access to financing on acceptable terms. Failure to effectively manage any future growth and successfully negotiate suitable investments could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Lending activities

In connection with its Management Agreements and Nominee Agreements with parties that hold cannabis licenses, 4Front may also act as lender to such parties. Certain of these loans are unsecured, which places 4Front at a greater risk of not receiving repayment or the equivalent value thereof. Even for loans that are secured, there is a risk that other lenders may have priority interest to 4Front or that the assets of the borrower may be insufficient to satisfy the loan. In addition, 4Front may have difficulty putting liens on the assets of a borrower, as the major asset is generally the cannabis licence which is not transferrable pursuant to state law. Any inability of a borrower to repay a loan or of 4Front to realize the value of secured assets could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Enforceability of contracts

Since cannabis is illegal at a federal level, judges in multiple U.S. states have on several occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. Therefore, there is uncertainty that the Resulting Issuer will be able to legally enforce its agreements, including agreements material to the Resulting Issuer.

Operation permits and authorizations

The Subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a Subsidiary’s ability to operate in the cannabis industry, which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

The Resulting Issuer will rely to a great extent on the expertise of the Resulting Issuer Board and officers, and any departures may impair the Resulting Issuer’s businesses and investments.

The successful ongoing operation of the Resulting Issuer requires substantial expertise. The anticipated members of the Resulting Issuer Board will have exclusive authority to make decisions and to exercise investment acquisition discretion on behalf of the Resulting Issuer. The success of the Resulting Issuer will depend to a great extent upon the expertise of the Resulting Issuer Board and officers. The loss of the services of any member of the Resulting Issuer Board or one or more of the officers could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

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Security risks

The business premises of the Resulting Issuer’s operating locations may be targets for theft. While the Subsidiaries have implemented security measures at each location and continue to monitor and improve their security measures, their cultivation, production and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and a Subsidiary fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and production equipment could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

As the Subsidiaries’ businesses involve the movement and transfer of cash which is collected from dispensaries or patients/customers and deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Subsidiaries have engaged security firms to provide security in the transport and movement of large amounts of cash. Employees occasionally transport cash and/or products. Each of the Subsidiary’s vehicles are equipped with a mounted safe as well as GPS tracking. While the Subsidiaries have taken steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Synthetic products may compete with medical marijuana use and products.

The pharmaceutical industry may attempt to dominate the marijuana industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the marijuana industry. This could adversely affect the ability of the Resulting Issuer and the Subsidiaries to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on the anticipated business, financial condition or results of operations of the Resulting Issuer.

There are risks associated with well-capitalized entrants developing large-scale operations.

Currently, the marijuana industry generally is comprised of individuals and small to medium-sized entities, however, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger dispensaries and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium- sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use marijuana industry. While the trend in most state laws and regulations seemingly deters this type of takeover, this industry remains quite nascent, so what the landscape will be in the future remains largely unknown, which in itself is a risk.

4Front is fairly described as an early stage business enterprise.

4Front is still in the start-up stage and has no historical revenues other than revenues from the limited and unprofitable operations of the Subsidiaries. The Resulting Issuer’s proposed business plan is subject to all business risks associated with new business enterprises, including the absence of any significant operating history upon which to evaluate an investment. The likelihood of the Resulting Issuer’s success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, the development of new strategy and the competitive

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environment in which the Resulting Issuer and the Subsidiaries will operate. It is possible that the Resulting Issuer and the Subsidiaries will incur substantial losses in the future. There is no guarantee that the Resulting Issuer or the Subsidiaries will be profitable.

Talent pool

As the Resulting Issuer grows, it will need to hire additional human resources to continue to develop its businesses. However, experienced talent in the areas of medical cannabis research and development, growing cannabis and extraction, as well as senior management, are difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable. Without adequate personnel and expertise, the growth of the business of the Resulting Issuer may suffer. There can be no assurance that any of the Resulting Issuer will be able to effectively manage growth, and any failure to do so could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Risks inherent in an agricultural business

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors or in green houses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Subsidiaries’ products and, consequentially, on the anticipated business, financial condition or results of operations of the Resulting Issuer.

The Resulting Issuer may be subject to significant competition.

A number of other companies engage in, and could engage in, a business similar to the anticipated business of the Resulting Issuer, operate businesses in competition with the Resulting Issuer and purchase assets or make investments that the Resulting Issuer will also seek to purchase or make. This competition may increase the price the Resulting Issuer must pay for the assets or make it more difficult for the Resulting Issuer to operate at a profit and to purchase assets. The inability to operate at a profit and acquire assets on terms favorable to the Resulting Issuer may adversely impact the revenue stream that the Resulting Issuer anticipates to receive and, thus, adversely impact the ability of the Resulting Issuer to pay distributions.

If the number of users of medical cannabis in Canada and the United States increases, the demand for products will increase and the Resulting Issuer expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. In addition, the Resulting Issuer expects to face competition from new entrants due to the early stage of the industry in which the Resulting Issuer operates. To be competitive, the Resulting Issuer will require a continued high level of investment in research and development, marketing, sales and client support. The Resulting Issuer may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

4Front also faces competition from illegal dispensaries and the black market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that 4Front is prohibited from offering to individuals as they are not currently permitted by U.S. state law. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material adverse effect on the perception of cannabis use. Any or all these events could have a material adverse effect on the company’s business, financial condition and results of operations.

Internal Controls

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Effective internal controls are necessary for the Resulting Issuer to provide reliable financial reports and to help prevent fraud. Although the Resulting Issuer will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Resulting Issuer under Canadian securities law, the Resulting Issuer cannot be certain that such measures will ensure that the Resulting Issuer will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Resulting Issuer’s results of operations or cause it to fail to meet its reporting obligations. If the Resulting Issuer or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Resulting Issuer’s consolidated financial statements and materially adversely affect the trading price of the Subordinate Voting Shares.

Potential disclosure of personal information to government or regulatory entities

The Resulting Issuer will own, manage, or provide services to various U.S. state licensed cannabis operations. Acquiring even a minimal and/or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose investors’ personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers and holders of more than a certain percentage of equity of the applicant. While certain states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations were to extend to the Resulting Issuer, investors would be required to comply with such regulations, or face the possibility that the relevant cannabis license could be revoked or cancelled by the state licensing authority.

Promoting and maintaining brands

The Resulting Issuer believes that establishing and maintaining the brand identities of products is a critical aspect of attracting and expanding a large customer base. Promotion and enhancement of brands will depend largely on success in providing high quality products. If customers and end users do not perceive the Resulting Issuer’s products to be of high quality, or if the Resulting Issuer introduces new products or enters into new business ventures that are not favorably received by customers and end users, the Resulting Issuer will risk diluting brand identities and decreasing their attractiveness to existing and potential customers. Moreover, in order to attract and retain customers and to promote and maintain brand equity in response to competitive pressures, the Resulting Issuer may have to increase substantially financial commitment to creating and maintaining a distinct brand loyalty among customers. If the Resulting Issuer incurs significant expenses in an attempt to promote and maintain brands, this could be a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Certain remedies and rights to indemnification may be limited

The Resulting Issuer’s governing documents will provide that the liability of its board of directors and officers is eliminated to the fullest extent allowed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Thus, the Resulting Issuer and the eventual shareholders of the Resulting Issuer may be prevented from recovering damages for alleged errors or omissions made by the members of the board of directors of the Resulting Issuer and its officers. The Resulting Issuer’s governing documents will also provide that the Resulting Issuer will, to the fullest extent permitted by law, indemnify members of the board of directors of the Resulting Issuer and its officers for certain liabilities incurred by them by virtue of their acts on behalf of the Resulting Issuer.

Proposed acquisitions

The proposed acquisition of Om is subject to certain conditions, many of which will be outside of the control of the Resulting Issuer, and there can be no assurance that it will be completed, on a timely basis or at all. As a consequence, there is a risk that the proposed acquisition will not close in a timely fashion or at all. If the proposed acquisition is not completed for any reason, the anticipated business of the Resulting Issuer may be adversely affected and, without realizing any of the benefits of having completed such transactions, the Resulting Issuer will be subject to a number of risks, including, without limitation, the Resulting Issuer may experience negative reactions from the financial markets, including negative impacts on the Resulting Issuer’s stock price, in the case of a proposed acquisition, the Resulting Issuer will need to find an alternative use of any proceeds earmarked for such proposed acquisitions, in the case of a proposed disposition, the Resulting Issuer will not receive the anticipated proceeds of such disposition and accordingly may not be able to execute on other business opportunities for which such proceeds have been earmarked, and matters relating to the proposed acquisitions and dispositions will require substantial commitments of time and resources by management of the Resulting Issuer, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to the Resulting Issuer.

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If the proposed acquisition is not completed, the risks described above may materialize and they may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

The uncertain and fragmented nature of the medical and adult-use marijuana industry often results in an unconventional due diligence process and acquisition terms that could result in unknown and materially detrimental consequences to the Resulting Issuer.

The uncertainty inherent in various aspects of the medical and adult-use marijuana industry can result in what otherwise would be inadequate investment due diligence information and uncertain legal consequences relative to arrangements affecting a target investment. The reluctance of banks and other financial institutions to facilitate financial transactions in the medical and adult-use marijuana industry can result in inadequate and unverifiable financial information about target investments, as well as cash management practices that are vulnerable to theft and fraud. The lack of established, traditional sources of financing for industry participants can result in unusual and uncertain arrangements affecting the ownership and obligations of a target investment. The reluctance of lawyers to represent industry participants in furtherance of financing and other business transactions can result in the lack of documentation setting forth the terms of the transactions, inadequately documented transactions, and transactions that in whole or in part are illegal under applicable state law, among other detrimental consequences. The Resulting Issuer will have invested in, and may invest in, businesses and companies that are or may become party to legal proceedings, may have inadequate financial and other due diligence information, may employ vulnerable cash management practices, lack written or adequate legal documents governing significant transactions, and otherwise have known or unknown conditions that could be detrimental to its business and assets.

Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to the Resulting Issuer.

The Resulting Issuer realizes, and will continue to realize, the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state-to-state, including realizing the economic benefit of cannabis licenses through Nominee Agreements and Management Agreements. Such agreements are often required to comply with applicable laws and regulations or are in response to perceived risks that the Resulting Issuer determines warrant such arrangements.

The foregoing structures present various risks to the Resulting Issuer and the Subsidiaries, including but not limited to the following risks, each of which could have a material adverse effect on the anticipated business, financial condition and results of operations of the Resulting Issuer:

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A governmental body or regulatory entity may determine that these structures are in violation of a legal or regulatory requirements or change such legal or regulatory requirements such that a Nominee Agreement or Management Agreement structure violates such requirements (where it had not in the past). The Resulting Issuer will not be able to provide any assurance that a license application submitted by a third party will be accepted, especially if the management and operation of the license is dependent on a Nominee Agreement or Management Agreement Structure.

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There could be a material and adverse impact on the revenue stream the Resulting Issuer intends to receive from or on account of cannabis licenses (as the Resulting Issuer will not be the license holder, and therefore any economic benefit is received pursuant to a contractual arrangement). If a Nominee Agreement or Management Agreement is terminated, the Resulting Issuer will no longer receive any economic benefit from the applicable dispensary and/or cultivation license.

•	These structures could potentially result in the funds being invested by the Resulting Issuer being used for unintended purposes, such as to fund litigation.

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If a Management Agreement or Nominee Agreement structure is in place, the Resulting Issuer will not be the License Holder of the applicable state-issued cannabis license, and therefore, only has contractual rights in respect of any interest in any such license. If the License Holder fails to adhere to its contractual agreement with the Resulting Issuer, or if the License Holder makes, or omits to make, decisions in respect of the license that the Resulting Issuer disagrees with, the Resulting Issuer will only have contractual recourse and will not have recourse to any regulatory authority.

•	The License Holder may renege on its obligation to pay fees and other compensation pursuant to a Nominee Agreement or Management Agreement or violate other provisions of these agreements.

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The License Holder’s acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary and/or cultivation license, thus jeopardizing the status and economic value of the License Holder (and, by extension, the Resulting Issuer).

•	In the case of a Management Agreement, the License Holder may terminate the agreement if any loan owing to the Resulting Issuer is paid back in full and the License Holder is able to pay a break fee.

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In the case of a Nominee Agreement, the License Holder is a generally an employee or officer or 4Front or a Subsidiary (or an affiliate or associate of such individual or individuals); however, in a typical Management Agreement structure, the license is owned by a party or parties unrelated to 4Front or a Subsidiary.

•	The License Holder may attempt to terminate the Nominee Agreement or Management Agreement in violation of its express terms.

In any or all of the above situations, it would be difficult and expensive for the Resulting Issuer to protect its rights through litigation, arbitration, or similar proceedings.

There may be material delays in identifying and acquiring assets.

The Resulting Issuer and the Subsidiaries could suffer from delays in locating and acquiring suitable assets for investment and/or participation. Delays encountered in the identification and acquisition of such assets could adversely affect the investment returns of the shares of the Resulting Issuer.

Currency fluctuations

The Resulting Issuer’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. The Canadian dollar relative to the U.S. dollar or other foreign currencies is subject to fluctuations. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. The Resulting Issuer may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Resulting Issuer develops a hedging program, there can be no assurance that it will effectively mitigate currency risks. Failure to adequately manage foreign exchange risk could therefore have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

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Investments may be pre-revenue

The Resulting Issuer may make investments in companies with no significant sources of operating cash flow and no revenue from operations. The Resulting Issuer’s investments in such companies will be subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that the Resulting Issuer’s investment in these pre-revenue companies will not be able to meet anticipated revenue targets or generate no revenue at all. The risk is that underperforming pre-revenue companies may lead to these businesses failing which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Enforceability of judgments against foreign subsidiaries

Certain of the subsidiaries are organized under the laws of various U.S. states. All of the assets of these entities are located outside of Canada and certain of the experts that will be retained by the Resulting Issuer or its affiliates are residents of countries other than Canada. As a result, it may be difficult or impossible for the eventual shareholders of the Resulting Issuer to effect service within Canada upon such persons, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws or otherwise. There is some doubt as to the enforceability in the U.S. by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws or otherwise. A court in the U.S. may refuse to hear a claim based on a violation of Canadian provincial securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in the U.S. agrees to hear a claim, it may determine that the local law in the U.S., and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law in such circumstances.

Results of future clinical research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Resulting Issuer will rely on the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Further, the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Resulting Issuer’s products with the potential to lead to a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. There is no assurance that such adverse publicity reports or other media attention will not arise.

Environmental risk and regulation

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The anticipated operations of the Resulting Issuer will be subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

If the products are approved, there is a risk that any federal, state, provincial and/or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise. If any of the Resulting Issuer’s products are not approved or any existing approvals are rescinded, it may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Government approvals and permits are currently, and may in the future be, required in connection with the anticipated operations of the Resulting Issuer. To the extent such approvals are required and not obtained, the Resulting Issuer may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development, and could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Product liability

Certain of the Subsidiaries manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Although the Resulting Issuer will have quality control procedures in place, the Resulting Issuer may be subject to various product liability claims, including, among others, that the products produced by the Resulting Issuer, or the products that will be purchased by the Resulting Issuer from third party licensed producers, caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action could result in increased costs, could adversely affect the reputation of the Resulting Issuer, and could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

Product recalls

Despite the Resulting Issuer’s anticipated quality control procedures, cultivators, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Subsidiaries, or any of the products that will be purchased by the Resulting Issuer from a third party licensed producer, are recalled due to an alleged product defect or for any other reason, the Subsidiaries or the Resulting Issuer could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. Additionally, if one of the products produced by a Subsidiary, or one of the products that will be purchased by the Resulting Issuer from a third party licensed producer, were subject to recall, the image of that product and the Subsidiary and potentially the Resulting Issuer could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Subsidiaries or purchased from a third party producer and could have a material adverse effect on the anticipated business, financial condition or results of operations of the Resulting Issuer.

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Reliance on key inputs

The cultivation, extraction and production of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a material adverse effect on the anticipated business, financial condition or results of operations of the Resulting Issuer. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant Subsidiary might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

In addition, medical cannabis growing operations consume considerable energy, making the Subsidiaries vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Subsidiaries and their ability to operate profitably which may, in turn, adversely impact the Resulting Issuer.

Management of growth

As the Resulting Issuer grows, the Resulting Issuer will also be required to hire, train, supervise and manage new employees. The Resulting Issuer may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Resulting Issuer’s planned personnel, systems, procedures and controls may be inadequate to support its future operations. Failure to effectively manage any future growth could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Fraudulent or illegal activity by employees, contractors and consultants

The Resulting Issuer will be exposed to the risk that any of their employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Resulting Issuer that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Resulting Issuer to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Resulting Issuer to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Resulting Issuer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Resulting Issuer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Resulting Issuer, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Resulting Issuer, any of which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

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Intellectual property

The success of the Resulting Issuer will depend, in part, on the ability of the Subsidiaries to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes. The Subsidiaries may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Subsidiaries. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Subsidiaries to adequately maintain and enhance protection over their proprietary techniques and processes, as well as over 4Front’s unregistered intellectual property, including the policies and procedures and training manuals of Advisors, could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Operational risks

The Resulting Issuer may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures, changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Subsidiaries’ properties, dispensary facilities, grow facilities and extraction facilities, personal injury or death, environmental damage, or have an adverse impact on the Subsidiaries’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. This lack of insurance coverage could have a material adverse effect on the anticipated business, financial condition or results of operations of the Resulting Issuer.

The Resulting Issuer will continuously monitor its operations for quality control and safety. However, there are no assurances that the Resulting Issuer’s safety procedures will always prevent such damages and the Resulting Issuer may be affected by liability or sustain loss in respect of certain risks and hazards. Although the Resulting Issuer will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover its liabilities. In addition, there can be no assurance that the Resulting Issuer will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The Resulting Issuer may elect not to insure against certain risks due to cost of or ease of procuring such insurance. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits then maintained by the Resulting Issuer, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Lack of control over operations of investments

Although it is the intent of the Resulting Issuer to maintain control or superior rights, at the time of the listing, 4Front holds a non-controlling interest in certain subsidiaries and may co-invest in the future with certain strategic investors or third parties. In these circumstances, where 4Front does not have control over the operations of a Subsidiary, certain risks can arise. In these cases, 4Front relies on its investment partners to execute on their business plans and produce medical and/or recreational cannabis products. The operators of such Subsidiaries in which 4Front does not have a controlling interest may have a significant influence over the results of operations of 4Front’ investments. Further, the interests of 4Front and the operators of such Subsidiaries in which 4Front does not have a controlling interest may not always be aligned. As a result, the cash flows of 4Front are dependent upon the activities of third parties which creates the risk that at any time those third parties may, (i) have business interests or targets that are inconsistent with those of 4Front, (ii) take action contrary to 4Front’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with 4Front, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations.

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In addition, payments may flow through such Subsidiaries over which 4Front does not exercise control and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which 4Front is entitled may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer. In addition, 4Front must rely, in part, on the accuracy and timeliness of the information it receives from such Subsidiaries, and uses such information in its analyses, forecasts and assessments relating to its own business. If the information provided by such Subsidiaries over which 4Front does not exercise control to 4Front contains material inaccuracies or omissions, 4Front’ ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

The Resulting Issuer will not have a highly diversified portfolio of assets.

In addition to its ownership and investment in the Subsidiaries, the Resulting Issuer plans to acquire a portfolio of assets consisting primarily of investments, including, without limitation, direct and indirect investments in real estate, loans, investments in businesses and investments in assets associated with the medical and adult-use marijuana industry. The Resulting Issuer anticipates making such investments through Mission, with exceptions for loans and investments the Resulting Issuer causes to be made through Linchpin for regulatory or other business reasons. While the Resulting Issuer may purchase other assets and make other loans and investments not limited to the foregoing descriptions, the Resulting Issuer intends to purchase assets of the type described above. Thus, an investment in the Resulting Issuer will provide limited diversity as to asset type. Additionally, the assets to be held by the Resulting Issuer may be geographically concentrated from time to time. This lack of diversification could increase the risk associated with the revenue stream the Resulting Issuer expects to receive from the assets and, as a result, could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Many of the Resulting Issuer’s assets will be subject to a substantial risk of default, and payment of obligations owing to the Resulting Issuer will generally not be guaranteed by any other third party.

The assets the Resulting Issuer intends to purchase will consist largely of equity interests and loans which may take the form of equity, debt, convertible debt or any combination thereof. Thus, the instruments will be supported only by the profitability and available cash of the obligor entity itself. While the Resulting Issuer intends to conduct due diligence with respect to the obligor and evaluate the risk of repayment, there can be no assurance that the Resulting Issuer will accurately evaluate the level of risk involved in the agreement or instrument, and defaults under the obligations may be substantially higher than expected. Such defaults would have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

The Resulting Issuer’s assets may be purchased with limited representations and warranties from the sellers of those assets.

The Resulting Issuer will generally acquire assets, after conducting its due diligence, with only limited representations and warranties from the seller or borrower regarding the quality of the assets and the likelihood of payment. As a result, if defects in the assets or the payment of amounts owing on the assets are discovered, the Resulting Issuer may not be able to pursue a claim for damages against the owners of such seller or borrower, and may be limited to asserting its claims against the seller or borrower. The extent of damages that the Resulting Issuer may incur as a result of such matters cannot be predicted, but potentially could have a significant adverse effect on the value of the Resulting Issuer’s assets and revenue stream and, as a result, on the ability of the Resulting Issuer to pay distributions. Further, many of the Resulting Issuer’s assets are anticipated to be obligations of dispensaries and cultivation operations, and the Resulting Issuer’s remedies against such obligors may be limited if deemed unenforceable under federal laws or for other reasons.

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Information technology systems and cyber security risks

The Subsidiaries’ use of technology is critical in their respective continued operations. The Subsidiaries are susceptible to operational, financial and information security risks resulting from cyber-attacks and/or technological malfunctions. Successful cyber-attacks and/or technological malfunctions affecting the Subsidiaries or their service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or confidential information and reputational risk.

The Subsidiaries have not experienced any material losses to date relating to cybersecurity attacks, other information breaches or technological malfunctions. However, there can be no assurance that the Subsidiaries will not incur such losses in the future. As cybersecurity threats continue to evolve, the Subsidiaries may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities.

The Resulting Issuer may be subject to risks associated with financial leverage.

The Resulting Issuer may incur debt, above and beyond any debt incurred to invest in the businesses of the Subsidiaries. As funds are borrowed, such financing will increase the risk of an investment in the Resulting Issuer Shares because debt service increases the expense of operation of the Resulting Issuer. In addition, lenders may require restrictions on future borrowing, distributions and operating policies. The Resulting Issuer’s ability to meet its debt obligations will depend upon the Resulting Issuer’s future performance and will be subject to financial, business and other factors affecting the Resulting Issuer’s business and operations, including general economic conditions. There are no assurances that the Resulting Issuer will be able to meet its debt obligations.

Market, Securities and Other Risks

Holders of Multiple Voting Shares will have voting control of the Resulting Issuer

The anticipated holders of Multiple Voting Shares and anticipated holders of Proportionate Voting Shares, Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut and Mr. Krane will exercise in the aggregate approximately 62.4% of the voting power in respect of the expected Resulting Issuer’s outstanding shares. As a result, Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut and Mr. Krane are expected to have the ability to control the outcome of all matters submitted to the Resulting Issuer’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of the assets of the Resulting Issuer. If Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut or Mr. Krane’s do not retain any employment with the Resulting Issuer, he will continue to have the ability to exercise the same significant voting power.

The anticipated concentrated control through the Multiple Voting Shares could delay, defer, or prevent a change of control of the Resulting Issuer, arrangement involving the Resulting Issuer or sale of all or substantially all of the assets of the Resulting Issuer that its other shareholders support. Conversely, this concentrated control could allow the holders of Multiple Voting Shares to consummate such a transaction that the Resulting Issuer’s other shareholders do not support. In addition, the anticipated holders of Multiple Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Resulting Issuer’s anticipated business.

As the anticipated directors and/or key employees of the Resulting Issuer, Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut and Mr. Krane are anticipated to have control over the day-to-day management and the implementation of major strategic decisions of the Resulting Issuer, subject to authorization and oversight by the projected Resulting Issuer Board. As a board member, Mr. Rosen will owe a fiduciary duty to the Resulting Issuer’s shareholders and will be obligated to act honestly and in good faith with a view to the best interests of the Resulting Issuer. As shareholders, even controlling shareholders, Mr. Rosen, Mr. Pratte, Mr. Chowscano, Mr. Thut and Mr. Krane will be entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of the Resulting Issuer or the other shareholders of the Resulting Issuer.

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Additional Financing

The Resulting Issuer will require equity and/or debt financing and/or will be required to complete Sale Leaseback Transactions to undertake capital expenditures or to undertake acquisitions or other business combination transactions or for general operating purposes. If the Resulting Issuer is required to access capital markets to carry out its development objectives, the state of domestic and international capital markets and other financial systems could affect the Resulting Issuer’s access to, and cost of, capital. There can be no assurance that additional financing will be available to the Resulting Issuer when needed or on terms that are commercially viable. The Resulting Issuer’s inability to secure financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

The Resulting Issuer may issue securities to finance its activities. If additional funds are raised through issuances of equity or convertible debt securities, the ownership interest of existing shareholders may be diluted and some or all of the Resulting Issuer’s financial measures on a per share basis could be reduced, as the Resulting Issuer’s intention to issue additional equity securities becomes publicly known, the Resulting Issuer’s share price may be materially adversely affected. Any debt financing or financing pursuant to a Sale Leaseback Transaction secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Resulting Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions.

On November 21, 2018, Cannex and Cannex Holdings entered into the GGP SPA with GGP, pursuant to which Cannex issued to GGP the Cannex GG Notes, and transferable share purchase warrants, which securities were exchanged for securities in the Resulting Issuer in connection with the completion of the Business Combination. The holders of the Resulting Issuer Notes currently are owed approximately $32,000,000 in aggregate principal amount, plus any accrued and unpaid interest. The Resulting Issuer Notes each become due on November 21, 2021. There is no guarantee that the Resulting Issuer will have funds sufficient at that time to repay the such notes if the note holders elect not to convert the Resulting Issuer Notes in accordance with the procedures contained therein. If the Resulting Issuer is unable to repay its debts, it may need to file for bankruptcy protection, which will negatively impact the Resulting Issuer’s ability to repay any capital to its shareholders, which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

Conversion Limitations on the Proportionate Voting Shares

The Proportionate Voting Shares will be subject to conversion limitations, which prevent the holders of Proportionate Voting Shares from converting such Proportionate Voting Shares into Subordinate Voting Shares during the Restricted Conversion Period. These restrictions are based on the number of outstanding voting shares issued and outstanding and the number of such voting shares that are held by U.S. Residents. The Resulting Issuer will not effect any conversion of Proportionate Voting Shares, and the holders of such Proportionate Voting Shares may not convert such Proportionate Voting Shares into Subordinate Voting Shares, to the extent that, after giving effect to all permitted issuances after such conversions or exercises, as applicable, during the Restricted Conversion Period the aggregate number of voting shares held of record, directly or indirectly, by U.S. Residents would exceed 40% of the aggregate number of voting shares of the Resulting Issuer issued and outstanding after giving effect to such conversions.

The restrictions on conversion of the Proportionate Voting Shares will materially limit the timeframe in which a holder of Proportionate Voting Shares could convert their Proportionate Voting Shares into Subordinate Voting Shares, and accordingly the rate of such conversion and total number of Subordinate Voting Shares to be acquired each relevant fiscal quarter. Since only the listing of the Subordinate Voting Shares (and not the Proportionate Voting Shares) is a condition to the closing of the Business Combination, these restrictions on conversion will materially limit the liquidity of the Proportionate Voting Shares and could adversely affect the value of Proportionate Voting Shares.

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The Resulting Issuer faces potential conflicts of interest

The Resulting Issuer’s proposed operations may present potential conflicts of interest, including, but not limited to, the following:

(1)

Other Personal Investments. Certain members anticipated to be part of the Resulting Issuer Board and certain officers anticipated to work for the Resulting Issuer serve in advisory capacities to businesses engaged in the marijuana industry and have equity interests in a business engaged in various aspects of the marijuana industry.

(2)

Time Commitment. The officers will be employed on a full-time basis with the Resulting Issuer and will devote substantially all of their business time to the Resulting Issuer’s affairs. The anticipated Resulting Issuer Board and officers may spend a portion of their personal time managing other business endeavors, subject to the condition that such personal time not interfere with their respective duties to the Resulting Issuer.

Shareholders will not be represented by the Resulting Issuer’s legal counsel.

Counsel to the Resulting Issuer will not represent any member of the anticipated Resulting Issuer Board, any officer, any shareholder of the Resulting Issuer or any eventual holder of the Subordinate Voting Shares in any respect in connection with this transaction. Shareholders should consult with their own legal counsel and other advisors when considering the transaction.

Price volatility of publicly traded securities

In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price of the Subordinate Voting Shares will not occur. The market price of the Subordinate Voting Shares could be subject to significant fluctuations in response to variations in quarterly and annual operating results, the results of any public announcements the Resulting Issuer makes, general economic conditions, and other factors. Increased levels of volatility and resulting market turmoil may adversely impact the price of the Subordinate Voting Shares.

Shareholders will have little or no rights to participate in the Resulting Issuer’s affairs.

With the exception of the limited rights of shareholders under applicable laws, the day-to-day decisions regarding the management of the Resulting Issuer’s affairs will be made exclusively by the Resulting Issuer Board and its officers. Shareholders will have little or no control over the Resulting Issuer’s future business and investment decisions, its business, and its affairs, including, without limitation, the selection and investment in dispensaries, cultivation operations and real estate. The Resulting Issuer may also retain other officers and agents to provide various services to the Resulting Issuer, over which the shareholders will have no control. There can be no assurance that the anticipated Resulting Issuer Board, officers or its other agents will effectively manage and direct the affairs of the Resulting Issuer. Moreover, due to the fact that the holders of Multiple Voting Shares will have the power to elect the Resulting Issuer Board, other shareholders will not have the power to change the Resulting Issuer Board if they disagree with the decisions being made by the Resulting Issuer Board and management.

Dividends

Holders of the Resulting Issuer Shares will not have a right to dividends on such shares unless declared by the Resulting Issuer Board. 4Front has not paid dividends in the past, and it is not anticipated that the Resulting Issuer will pay any dividends in the foreseeable future. Dividends paid by the Resulting Issuer would be subject to tax and, potentially, withholdings. The declaration of dividends is at the discretion of the Resulting Issuer Board, even if the Resulting Issuer has sufficient funds, net of its liabilities, to pay such dividends, and the declaration of any dividend will depend on the Resulting Issuer’s financial results, cash requirements, future prospects and other factors deemed relevant by the Resulting Issuer Board.

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Costs of maintaining a public listing

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Resulting Issuer may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Canada-United States border risks

News media have reported that United States immigration authorities have increased scrutiny of Canadian citizens who are crossing the United States-Canada border with respect to persons involved in cannabis businesses in the United States. There have been a number of Canadians barred from entering the United States as a result of an investment in or act related to United States cannabis businesses. In some cases, entry has been barred for extended periods of time. This could adversely impact the ability of the Resulting Issuer from hiring Canadian citizens which could impact its operations.

Certain Tax Risks

THE FOLLOWING IS A DISCUSSION OF CERTAIN MATERIAL TAX RISKS ASSOCIATED WITH THE ACQUISITION AND OWNERSHIP OF SUBORDINATE VOTING SHARES. THIS CIRCULAR DOES NOT DISCUSS RISKS ASSOCIATED WITH ANY APPLICABLE STATE, LOCAL, OR FOREIGN TAX LAWS. THE TAX RELATED INFORMATION IN THIS CIRCULAR DOES NOT CONSTITUTE TAX ADVICE AND IS FOR INFORMATIONAL PURPOSES ONLY. FOR ADVICE ON TAX LAWS APPLICABLE TO A SHAREHOLDER’S INDIVIDUAL TAX SITUATIONS, SHAREHOLDERS SHOULD SEEK THE ADVICE OF THEIR TAX ADVISORS. NO REPRESENTATION OR WARRANTY OF ANY KIND IS MADE BY THE COMPANY OR ANY OF ITS ANTICIPATED SHAREHOLDERS OF THE RESULTING ISSUER BOARD, ITS OFFICERS, ITS LEGAL COUNSEL, OR ITS OTHER AGENTS AND AFFILIATES WITH RESPECT TO THE ACCEPTANCE BY THE IRS OF THE TAX TREATMENT OF THE SUBORDINATE VOTING SHARES BY THE COMPANY. EACH PROSPECTIVE SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES ARISING FROM THE PURCHASE OF THE SUBORDINATE VOTING SHARES OFFERED HEREBY.

NOTE: Any of these risks or uncertainties could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer, and impair its ability to satisfy its obligations with respect to the Subordinate Voting Shares. The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Subordinate Voting Shares. Shareholders should read this entire Circular and the accompanying documents and consult with their own advisors before deciding whether to invest in the Subordinate Voting Shares.

United States Tax classification of the Resulting Issuer

Although the Resulting Issuer will continue to be a Canadian corporation, the Resulting Issuer intends to be treated as a United States corporation for United States federal income tax purposes under section 7874 of the Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Resulting Issuer is expected, regardless of any application of section 7874 of the Code, to be treated as being resident of Canada under the Tax Act. As a result, the Resulting Issuer will be subject to taxation both in Canada and the United States which could have a material adverse effect on the business, financial condition or results of operations of the Resulting Issuer.

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It is unlikely that the Resulting Issuer will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Resulting Issuer will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Resulting Issuer, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Resulting Issuer, subject to examination of the relevant treaty.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares.

4Front is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Resulting Issuer’s non-U.S. holders of the Resulting Issuer Shares upon a disposition of Subordinate Voting Shares generally depends on whether the Resulting Issuer is classified as a United States real property holding corporation (a “USRPHC”) under the Code. The Resulting Issuer believes that it will not be a USRPHC. However, the Resulting Issuer will not have sought a formal confirmation of its status as a non- USRPHC from the IRS. If the Resulting Issuer ultimately is determined by the IRS to constitute a USRPHC, its non-U.S. holders of the Resulting Issuer Shares may be subject to U.S. federal income tax on any gain associated with the disposition of the Subordinate Voting Shares.

The application of Section 280E of the Code may substantially limit the Resulting Issuer’s ability to deduct certain expenses.

Pursuant to Section 280E of the Code, the ability of any business involved in any trade or business consisting of the trafficking in controlled substances within the meaning of Schedule I and II of the CSA which is prohibited by federal law to take certain deduction is severely limited. Marijuana is currently a controlled substance within the meaning of Schedule I of the CSA. As a result, the taxable income of the Resulting Issuer will likely to exceed its actual profits.

Changes in tax laws may affect the operations of the Resulting Issuer and the taxation of the interest to shareholders.

The U.S. federal income tax treatment presently in effect with respect to the ownership of an interest in an entity which is involved in a marijuana-related business is a factor in evaluating an investment in the Resulting Issuer. There can be no assurance that the U.S. federal income tax treatment of an investment in the Resulting Issuer will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the shareholders.

Investment in the Resulting Issuer is not intended to provide any material tax benefits to shareholders.

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The Resulting Issuer will not be designed to provide significant tax losses to shareholders or to shelter income from sources other than the Resulting Issuer. No material tax benefits are expected from an investment in the Resulting Issuer. Accordingly, you are urged to make your investment decision based on economic considerations, rather than tax considerations.

ERISA imposes additional obligations on certain investors.

In considering an investment in the Resulting Issuer Shares, trustees, custodians, investment managers, and fiduciaries of retirement and other plans subject to the fiduciary responsibility provisions of the ERISA and/or Section 4975 of the Code, should consider, among other things: (1) whether an investment in the Resulting Issuer Shares is in accordance with plan documents and satisfies the diversification requirements of Sections 404(a)(1)(C) and 404(a)(1)(D) of ERISA, if applicable; (2) whether an investment in the Resulting Issuer Shares will result in unrelated business taxable income to the plan; (3) whether an investment in the Securities is prudent under Section 404(a)(1)(B) of ERISA, if applicable, given the nature of an investment in, and the compensation structure of, the Company and the potential lack of liquidity of the Resulting Issuer Shares during the lock-up period following the Merger; (4) whether the Company or any of its affiliates is a fiduciary or party in interest to the plan, and (5) whether an investment in the Securities complies with the “indicia of ownership” requirement set forth in ERISA Section 404(b). Fiduciaries and other persons responsible for the investment of certain governmental and church plans that are subject to any provision of federal, state, or local law that is substantially similar to the fiduciary responsibility provisions of Title I of ERISA or Section 4975 of the Code that are considering the investment in the Securities should consider the applicability of the provisions of such similar law and whether the Securities would be an appropriate investment under such similar law. The responsible fiduciary must take into account all of the facts and circumstances of the plan and of the investment when determining if a particular investment is prudent.

SCHEDULE “A”

See attached.

4Front Holdings LLC

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

MD&A of 4Front Holdings LLC

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Holdings LLC (the “Company”, “we”, “our”, “us” or “4Front”) is for the year ended December 31, 2017. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward- looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Statements”, located at the beginning of this listing statement. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

The MD&A was prepared by management of the Company and approved by the Board of Managers on March 19, 2019.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

4Front Holdings LLC (Holdings) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (Ventures) (collectively the “Company”). Holdings operates licensed cannabis facilities in state-licensed markets in the United States. As of December 31, 2017, the Company operated a dispensary and a cultivation facility in Illinois. The Company owns dispensary/cultivation licenses in Massachusetts, and dispensary licenses in Pennsylvania and Maryland.

The Company operates a legacy consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and those of its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of April 18, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

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Highlights from the year ended December 31, 2017

2017 was a transformational year for 4Front, as we opened our first dispensary in Chicago, Illinois in July. We also constructed a cultivation facility in the Chicago area and began cultivating cannabis in small quantities. Below are some of the key events and highlights that were pivotal to our success in 2017:

•	We secured approximately $10 million in financing from the issuance of convertible notes.

•	We made great progress in securing real estate and getting ready for construction of cannabis facilities in Maryland and Massachusetts.

•	We made strategic investments in entities that will construct and manage two dispensaries in Maryland and one dispensary in Pennsylvania.

•	We made several strategic hires, bringing on board leaders and experts in construction management, operations, finance and accounting, and we improved the infrastructure of our business.

Looking forward, management believes that we are well positioned to construct and open more cannabis facilities and to gain control of additional cannabis licenses through the application process, acquisition, or strategic partnerships.

Operational and Regulation Overview

4Front’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. As at December 31, 2017, the Company had operations in the state of Illinois. The Company also controls or manages licenses in Maryland, Pennsylvania and Massachusetts.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual consolidated financial statements of the Company at and for the years ended December 31, 2017 and 2016. The selected consolidated financial information below may not be indicative of the Company’s future performance.

	As at and for the year
(in thousands $)	ended December 31,		Change
	2017	2016	$	%
Revenue, net	$721	$669	$52	8%
Cost of goods sold	(1,039)	(74)	(965)	(1,304)%
Gross profit	(318)	595	(913)	n/m
General and Administrative expenses	(4,338)	(4,900)	562	11%
Other income (loss)	318	2,491	(2,173)	(87)%
Net loss	$(4,339)	$(1,814)	$(2,525)	(139)%
Total assets	$13,778	$6,665	$7,113	107%
Long-term liabilities	$9,804	$187	$9,617	n/m

n/m - Not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue
The Company derives its revenues from consulting services and the retail dispensary businesses where cannabis is sold to consumers. 4Front opened its first dispensary in Illinois in July 2017.

Revenue for the year ended December 31, 2017 was $721, an increase of $52, or 8%, from the year ended December 31, 2016. The increase was primarily due to the opening of the Illinois dispensary in July 2017. Revenue from cannabis will increase as additional dispensaries are opened and when the Illinois cultivation facility begins selling cannabis. Revenue from the consulting business is expected to decline as the Company concentrates on building and operating cannabis facilities.

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Cost of goods sold and gross profit
Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis and amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, and allocated overhead which includes allocations of rent and utilities.

Cost of goods sold for the year ended December 31, 2017 was $1,039, an increase of $965, or 1,304%, from the year ended December 31, 2016. This increase is primarily due to production costs of cannabis in the Illinois cultivation facility. Plants were grown throughout the year with the intention of selling the flower on the wholesale market. Due to problems with the quality of the product no cultivated cannabis was sold in 2017 and the plants and materials harvested were eventually destroyed. The cost to grow these plants was written-off to cost of goods sold. Gross profit for 2017 was negative due to these write offs.

General and Administrative expenses
Total general and administrative expenses primarily consist of corporate personnel costs including salaries, benefits and share based compensation, professional service costs including legal and consulting, travel, and rent. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in personnel costs, marketing costs, and legal and professional fees associated with preparing the company to be a publicly traded company.

Total operating expenses for the year ended December 31, 2017 was $4,338, a decrease of $562, or 11%, compared to the year ended December 31, 2016. This was primarily because 2016 included legal fees associated with a business dispute that resulted in a $3 million settlement.

Other Income (Loss)
Total other income for the year ended December 31, 2017 was $318, a decrease of $2,173 when compared to the year ended December 31, 2016. The decrease is because 2016 included a $3 million settlement for a business dispute. This was offset by a $1.04 million gain from the sale of an investment in a dispensary in 2017.

Net Loss
Net loss for the year ended December 31, 2017 was $4,339, an increase of $2,525 or 139%, as compared to a net loss of $1,814 for the year ended December 31, 2016. The increase in net loss was because 2016 included a $3 million gain on the settlement of a business dispute.

LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, including capital expenditures, acquisitions, and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. When the Company made its decision to merge with Cannex Capital Holdings Inc. in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $10 million in proceeds. In place of this note, an $8 million line of credit was obtained from Cannex. The Cannex loan is short-term, which results in the Company’s working capital deficit staying negative.

For the year ended December 31, 2017, the Company had a loss of $4,339,127, had negative cash flow from operations, and had a working capital deficit at December 31, 2017. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

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Management believes that if the Cannex merger is cancelled, that it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

	For the Year Ended		Change
Change in Cash (in thousands of $)	2017	2016	$	%
Net cash used in operating activities	$(4,299)	$(2,567)	$(1,732)	(67)%
Net cash used in investing activities	(5,132)	(2,521)	(2,611)	(104)%
Net cash provided by financing activities	10,977	3,425	7,552	221%
Change in cash	$1,546	$(1,663)	$3,209

As of December 31, 2017, the Company had $3,609 in cash, and a $689 working capital deficit (current assets minus current liabilities), compared with $2,062 in cash, $400 of restricted cash and a $1,893 of working capital deficit as of December 31, 2016.

Cash used in operating activities
Net cash used in operating activities was $4,299 for the year ended December 31, 2017, an increase of $1,732, or 67%, as compared to $2,567 for the year ended December 31, 2016. The increase was primarily due to higher costs to grow cannabis at our Illinois cultivation facility and an increase in interest paid.

Cash used in investing activities
Net cash used in investing activities was $5,132 for the year ended December 31, 2017, an increase of $2,611, or 104%, compared to $2,521 for the year ended December 31, 2016. The increase was due to an increase in capital expenditures for the buildout of the Illinois dispensary and the Illinois cultivation facility in 2017. This was partially offset by cash received for the sale of the investment in a dispensary.

Cash provided by financing activities
Net cash provided by financing activities was $10,977 for the year ended December 31, 2017, an increase of $7,552, or 221%, compared to $3,425 for the year ended December 31, 2016. The increase was due to the issuance of $10.12 million in convertible debt in 2017, which was partially offset by the issuance of $3.425 million of debt in 2016.

Contractual Obligations
The Company and its subsidiaries have entered into operating lease agreements for the corporate offices, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

(in thousands $)	Amount
Not later than one year	$317
Later than one year and not later than five years	1,211
Later than five years	2,306
Total	$3,834

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OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Related party notes receivable
As described in Note 16 of the consolidated financial statements, the Company has outstanding notes receivable with related parties totaling $2,982,000 and $835,000 at December 31, 2017 and 2016, respectively. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $175,000 and $61,000 for the years ended December 31, 2017 and 2016, respectively.

Related party notes payable
As described in Note 10 of the consolidated financial statements, the Company has outstanding notes payable with related parties totaling $3,505,000 and $3,262,000 at December 31, 2017 and 2016 respectively. The interest rate is between 5% and 10%.

SUBSEQUENT TRANSACTIONS

On April 4, 2018, Mission Massachusetts Inc., a related party to the Company, converted from a not-for-profit for state purposes, to a new entity, Mission MA, Inc., which is a for-profit entity for state purposes. The Company is evaluating the effect of this conversion for the 2018 year.

On June 12, 2018, the Company opened a cannabis dispensary in Allentown Pennsylvania.

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

Because more than $10 million of Class D units were sold, the owners of convertible debt had the option of converting their debt into Class D units. All of the holders of the outstanding $10.1 million in convertible debt converted their debt into Class D units as of June 2018.

The holder of a $3,000,000 note payable agreed to convert the $3,000,000 balance of the note plus $301,096 in accrued interest into Class D units at $442.50 each. This conversion was completed in June 2018. Stock warrants in Ventures that were held by the note holder were also exercised in exchange for 2,238 shares of Ventures’ common stock.

On April 19, 2018 the Company, through an affiliate, purchased a 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2,000,000 note. On August 29, 2018, the Company exchanged the note for 4,520 Class E units with a value of $2,000,100. The Class E units have similar rights to the Class D units. On November 13, 2018, the Company, through an affiliate, purchased the 15.83% interest in Mission Pennsylvania II LLC for $500,000 plus 693.27 Class F Units from a non-controlling interest.

On August 31, 2018, the Company borrowed $3,000,000 through a note that matures on December 31, 2018, accrues interest at 20 percent per annum and requires no payments prior to maturity. The Company repaid the principle of $3,000,000 plus accrued interest of $184,027 in December 2018.

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In September and October 2018, the Company sold approximately $30 million in Class F units to investors at $486.75 per unit. The proceeds were used to finance the Healthy Pharms Inc. acquisition and for general business purposes.

During November 2018, $250,000 in debt plus accrued interest was converted into Class F units.

On November 13, 2018, the Company completed an acquisition of Healthy Pharms Inc., an entity that owns a cannabis license in Massachusetts and operates two dispensaries and one vertically integrated cultivation facility. The purchase price was $27 million and was paid in cash by issuing 7,605 Class E units and the issuance of a $3,500,000 note payable. The interest rate of the note is 15% per annum, requires quarterly interest only payments, and the principal is due on November 13, 2019. In addition, the Company agrees to pay up to $6.06 million to the sellers for the value of the Healthy Pharms Inc. inventory. Payments are due on March 13, 2019 and July 13, 2019 (based on gross sales), with the final payment due on November 13, 2019. The final payment is subject to being reduced by up to $2.43 million under certain circumstances.

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the years ended December 31, 2017 and 2016, are presented below:

	4Front Holdings		Healthy Pharms		Pro-forma
	For the Year		Inc. For the Year		Results For the
	Ended		Ended		Year Ended
	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2016	December 31, 2017	December 31, 2016

Revenue, net	$721,009	$668,858	$1,992,416	$-	$2,713,425	$668,858
Gross profit	(318,408)	594,715	1,942,087	-	1,623,679	594,715
Net(loss)operating	(4,656,765)	(4,305,542)	(336,561)	(642,501)	(4,993,326)	(4,948,043)
Netlossloss	(4,339,127)	(1,814,342)	(1,837,261)	(988,975)	(6,176,388)	(2,803,317)

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of March 15, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. This line can be used for general corporate expenses and for acquisitions. If the merger is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

On February 22, 2019, the Company completed an acquisition of Greens Goddess Products, Inc, an entity that owns a cannabis license in Arizona and operates a dispensary in Phoenix. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 will be used to pay income taxes for 2018 or will be paid to the seller. In March, the Company settled certain legal matters on behalf of Greens Goddess Products, Inc. for approximately $350,000.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cnnex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transactions, an application has been made to list the resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

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SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 6)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 8)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(iii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

(iv)	Share-Based Compensation

The fair value of share-based compensation expenses are estimated using the Black-Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

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Financial Instruments
The Company’s financial instruments consist of cash, restricted cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of December 31, 2017 and 2016.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2017 and 2016.

Income taxes
Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements.

For the corporate subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At December 31, 2017 and 2016, deferred tax assets and liabilities were immaterial.

Certain 4Front Holdings LLC’s subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended December 31, 2017 and 2016.

Impairment on promissory notes receivable
At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable.

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CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

New standards and interpretations issued but not yet adopted

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7, Financial Instruments: Disclosure

IFRS 7, Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its consolidated financial statements from the adoption of this new standard.

(iii)	IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its consolidated financial statements from the adoption of this new standard.

(iv)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND FINANCIALRISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2017 and 2016, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $3.0 million and $0.8 million respectively.

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The Company maintains cash with federally insured financial institutions. As of December 31, 2017 and 2016, the Company exceeded federally insured limits by approximately $3.0 million and $1.5 million respectively. The Company has historically not experienced any losses in such accounts.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 17, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years		3 to 5 Years	Greater than 5	Total
Accounts Payable and
Accrued	$556,180	-		$-	-	$556,180
Liabilities			$
Deferred Rent	$83	909		640	119,006	120,638
Notes Payable	3,795,041	-		-	-
	3,795,041	Convertible Notes			-
	9,436,124	-		9,436,124

(c)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

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OUTSTANDING SHARE DATA

The following share capital data is as of December 31, 2017:

Shares Outstanding
(expressed in units)
Class A preferred units	500,000
Class B units	135,108
Class C units	9,698
Total	644,806

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4Front Holdings LLC

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1

MD&A of 4Front Holdings LLC

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Holdings LLC (the “Company” or “4Front”) is for the three and nine months ended September 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Information”, identified in the ‘‘Risks and Uncertainties’’ section of this MD&A. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

4Front Holdings LLC (Holdings) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (Ventures) (collectively the “Company”). Holdings operates licensed cannabis facilities in state-licensed markets in the United States. As of September 30, 2018, the Company operated a dispensary and a cultivation facility in Illinois, a dispensary in Pennsylvania and manages a dispensary in Maryland. The Company owns dispensary/cultivation licenses in Massachusetts, and dispensary licenses in Pennsylvania and Maryland.

The Company operates a legacy consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and those of its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of April 18, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

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Revenue Streams

The Company has consolidated financial statements across its operating businesses. For the purpose of analysis, 4Front considers two operating divisions – Cultivation and Retail – in which it manufactures, distributes packaged cannabis products to its own dispensaries and third-party retail customers, and from direct sales to end consumers in its retail stores.

As of the three months ended September 30, 2018, 4Front had operating revenue in Illinois and Pennsylvania. With the acquisition in Massachusetts, 4Front has operating revenue in Massachusetts beginning on November 13, 2018. In October 2018, 4Front through a management agreement began operating a cannabis retailer in Maryland. 4Front expects to open a Maryland retailer and manage two additional Maryland retailers in 2019.

4Front continues to receive ongoing revenue from consulting contracts with cannabis license holders.

SELECTED FINANCIAL INFORMATION

The following is selected financial data derived from the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2018 and 2017.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	As of and for the
	Three months			Nine months ended
	ended			September 30,
	2018	2017		2018	2017

Total Revenue	$596,519	$187,146		$971,199	$508,270

Cost of Goods Sold	$625,185	$185,721		$1,334,695	$631,145

Gross Profit	$(28,666)	$1,425	$	(363,496)	$(122,875)

SG&A Expenses	$3,210,147	$1,190,563		$7,563,859	$3,130,788

Other Income (Expense)	$157,011	$(279,058)		$(733,148)	$509,634

Total Assets	$24,295,963	$13,778,527		$24,295,963	$13,778,527

Long-Term Liabilities	$557,500	$9,803,624		$557,500	$9,803,624

Three Months Ended September 30, 2018

Revenue

Revenue for the three months ended September 30, 2018 increased $409,373 or 219% from $187,146 for the three months ended September 30, 2017 due to the opening of the Pennsylvania dispensary on June 12, 2018 and higher sales from the Illinois dispensary. This was partially offset by lower revenue from the consulting business as the Company focuses more on its cannabis operations.

Cost of Goods Sold

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Cost of goods sold represents cost to cultivate and produce cannabis in the Illinois facility and wholesale purchases made from third party producers in Illinois and in Pennsylvania. Cultivation costs increased $153,253 as we ramped up production in Illinois in anticipation of selling the first internally grown cannabis products in late 2018. The sale of purchased inventory grew $286,211 because of the opening of the Pennsylvania dispensary on June 12, 2018 and because the Illinois dispensary had higher sales.

Gross Profit

Gross profit for the three months ended September 30, 2018 was a loss of $28,666 due to higher cultivation costs in Illinois, partially offset by a modest profit from the new Pennsylvania dispensary.

Selling, General and Administrative Expenses

SG&A expenses for the three months ended September 30, 2018 were $3,210,147, an increase of $2,019,584, compared to the three months ended September 30, 2017. This 170% increase is primarily due to higher payroll costs as personnel was added in anticipation of opening new locations, and higher professional fees due to the Massachusetts acquisition, the potential Cannex merger, and an ongoing legal dispute with two consulting clients. Additionally, marketing costs were higher due to an initiative to develop 4Front brands.

Total Other Income (Expense)

Total other income for three months ended September 30, 2018 was $157,011 as compared to a $279,058 loss in the prior year. The improvement is due to higher interest income as a result of additional loans to a license holder that is building a dispensary and a cultivation facility in Massachusetts. 4Front will manage the dispensary and cultivation facility once it is completed in 2019.

Net Loss

Net loss before non-controlling interest for the three months ended September 30, 2018 was $3,081,802, an increase of $1,613,606 compared to the three months ended September 30, 2017. This higher loss was due to higher payroll expenses in anticipation of opening new locations and higher professional fees due to the Massachusetts acquisition, the potential Cannex merger, and an ongoing legal dispute.

Nine Months Ended September 30, 2018

Revenue

Revenue for the nine months ended September 30, 2018 was $971,199, an increase of 91% from $508,270 for the nine months ended September 30, 2017 due to the opening of the Pennsylvania dispensary on June 12, 2018 and higher sales from the Illinois dispensary. This was partially offset by lower revenue from the consulting business as the Company focuses on the cannabis operations.

Cost of Goods Sold

Cultivation costs increased $228,223 as production was ramped up in Illinois in anticipation of selling internally grown cannabis products for the first time in late 2018. The sale of purchased inventory grew $475,327 because of the opening of the Pennsylvania dispensary on June 12, 2018 and because of higher sales at the Illinois dispensary.

Gross Profit

Gross profit for the nine months ended September 30, 2018 was a loss of $363,496, which was an increased loss of $240,621 as compared to the prior year. This increased loss was due to a decrease in consulting revenue as the Company focuses on its cannabis operations.

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Selling, General and Administrative Expenses

SG&A expenses for the nine months ended September 30, 2018 were $7,563,859, an increase of $4,433,071, as compared to the nine months ended September 30, 2017. This 142% increase is primarily due to $1,399,087 in higher professional fees due to the Massachusetts acquisition, the potential Cannex merger, an ongoing legal dispute with consulting clients, and higher payroll costs as we add personnel in anticipation of opening new locations. Additionally, licensing costs, equity based compensation, and marketing costs were higher as compared to the prior period.

Other Income (Expense)

Other income (expense) for the nine months ended September 30, 2018 was $733,148 in net expenses as compared to $509,634 in income in the prior year. The unfavorable variance is because the prior period included a $1,036,303 gain from the sale of an investment in a California dispensary.

Net Loss

Net loss before non-controlling interest for the nine months ended September 30, 2018 was $8,660,503, an increased loss of $5,916,474 as compared to the nine months ended September 30, 2017. This higher loss was due to increases in operating expenses including professional fees, payroll expenses, license fees, and equity based compensation.

Drivers of Results of Operations

Revenue

The Company derives its revenue from both its retail business and its legacy consulting business. Retail sales are through licensed dispensaries in Pennsylvania and Illinois. The consulting revenue is decreasing as the Company focuses on its cannabis operations.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles, and concentrates, as well as packaging and other supplies, and allocated overhead which includes allocations of rent, salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Over the three and nine months ended September 30, 2018, the Company continued to be focused on building and opening new dispensaries and cultivation facilities for Company owned licenses and for related party license holders. The Company also negotiated and completed an acquisition of two dispensaries and a vertically integrated cultivation facility in Massachusetts that closed on November 13, 2018. The company is also improving cultivation techniques at their cultivation facility in Illinois as it began selling cannabis to the 4Front owned dispensary in Illinois in late 2018. The Company has been investigating other potential business acquisitions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, share-based compensation and other professional service costs. The Company expects to continue to invest considerably in this area to support aggressive expansion plans and to support the increasing complexity of the cannabis business. The Company expects to continue to incur acquisition and transaction costs related to acquisitions and the potential merger with Cannex in 2019.

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Provision for Income Taxes

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements.

For the corporate subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. Through September 30, 2018, the Company had only one corporate subsidiary and management determined that the tax benefit from this subsidiary was immaterial.

On November 13, 2018 the Company purchased a corporation that owns cannabis operations in Massachusetts. This subsidiary will pay federal and Massachusetts income taxes and a tax provision will be made for this subsidiary once the acquisition is recorded.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At September 30, 2018 and December 31, 2017, deferred tax assets and liabilities were immaterial.

Certain 4Front Holdings LLC’s subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended September 30, 2018 and 2017.

Liquidity, Financing Activities During the Period, and Capital Resources

Our primary need for liquidity is to fund the working capital requirements of our business, including capital expenditures, acquisitions, and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. When the Company made its decision to merge with Cannex Capital Holdings Inc. in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $10 million in proceeds. In place of this note, an $8 million line of credit was obtained from Cannex. The Cannex loan is short-term, which results in the Company’s working capital deficit staying negative.

For the nine months ended September 30, 2018, the Company had a loss of $8,660,503, negative cash flow from operations, and working capital deficit at September 30, 2018. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

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Management believes that if the Cannex merger is cancelled, that it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $6,772,823 for the nine months ended September 30, 2018, an increase of $4,074,106 compared to the nine months ended September 30, 2017. The increase in net cash used in operating activities was primarily due to increases to operating expenses including professional services, payroll, and marketing.

Cash Flow from Investing Activities

Net cash used in investing activities was $11,378,693 for the nine months ended September 30, 2018, an increase of $7,010,709, compared to $4,367,984 for the nine months ended September 30, 2017. The increase in net cash used in investing activities was due to the construction of three dispensaries in Maryland, and one dispensary in Pennsylvania. Two of the Maryland dispensaries will be leased to license holders.

Cash Flow from Financing Activities

Net cash provided by financing activities was $16,889,136 for the nine months ended September 30, 2018, an increase of $10,278,313 as compared to $6,610,823 for the nine months ended September 30, 2017. The increase in net cash provided by financing activities was due to the proceeds from the sale of $13.4 million in Class D Units. This was offset by a $3.1 million decrease in other borrowing.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

At September 30, 2018 and December 31, 2017, amounts due from related parties were $11,209,617 and $2,981,970 respectively for loans to cannabis license holders for the construction of dispensaries and cultivation facilities.

At September 30, 2018 and December 31, 2017, amounts due to related parties were $594,562 and $3,795,041 respectively. The decrease is because a $3 million note was converted to Class D Units in 2018.

Subsequent Transactions

In September and October 2018, the Company sold approximately $30 million in Class F units to investors at $486.75 per unit. The proceeds were used to finance the Healthy Pharms Inc. acquisition and for general business purposes.

During November 2018, $250,000 in debt plus accrued interest was converted into Class F units.

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On November 13, 2018, the Company completed an acquisition of Healthy Pharms Inc., an entity that owns a cannabis license in Massachusetts and operates two dispensaries and one vertically integrated cultivation facility. The purchase price was $27 million and was paid in cash by issuing 7,605 Class E units and the issuance of a $3,500,000 note payable. The interest rate of the note is 15% per annum, requires quarterly interest only payments, and the principal is due on November 13, 2019. In addition, the Company agreed to pay up to $6.06 million to the sellers for the value of the Healthy Pharms Inc. inventory. Payments are due on March 13, 2019 and July 13, 2019 (based on gross sales), with the final payment is due on November 13, 2019. The final payment is subject to being reduced by up to $2.43 million under certain circumstances.

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the nine months ended September, 2018 and 2017, are presented below:

	Holdings		Healthy Pharms Inc.		Pro-forma Results
	For the Nine Months		For the Nine Months		For the Nine Months
	Ended		Ended		Ended
	September	September	September	September	September	September
	30, 2018	30, 2017	30, 2018	30, 2017	30, 2018	31, 2017

Revenue, net	$971,199	$508,270	$2,746,746	$913,566	$3,717,945	$1,421,836
Gross profit (loss)	(363,496)	(122,875)	1,159,316	940,507	795,820	817,632
Net operating loss	(7,927,355)	(3,253,663)	1,799	651,866	(7,925,556)	(2,601,797)
Net loss	(8,660,503)	(2,744,029)	(1,448,489)	(158,553)	(10,108,992)	(2,902,582)

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of March 15, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. This line can be used for general corporate expenses and for acquisitions. If the merger is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

On February 22, 2019, the Company completed an acquisition of Greens Goddess Products, Inc, an entity that owns a cannabis license in Arizona and operates a dispensary in Phoenix. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 will be used to pay income taxes for 2018 or will be paid to the seller. In March, the Company settled certain legal matters on behalf of Greens Goddess Products, Inc. for approximately $350,000.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

Changes in Accounting Practices

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

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IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined. However, upon adoption of IFRS 16, the leases described in note 15(a) will likely constitute right of use assets with a corresponding lease obligation.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(iii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

(iv)	Share-Based Compensation

The fair value of share-based compensation expenses are estimated using the Black-Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

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(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, accrued liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of September 30, 2018 and September 30, 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of September 30, 2018 and December 31, 2017, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $11.2 million and $3.1 million respectively.

The Company maintains cash with federally insured financial institutions. As of September 30, 2018 and December 31, 2017, the Company exceeded federally insured limits by approximately $1.7 million and $3.0 million respectively. The Company has historically not experienced any losses in such accounts.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

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SCHEDULE “B”

See attached.

Healthy Pharms, Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS FOR

THE YEAR ENDED DECEMBER 31, 2017 AND 2016

MD&A of Healthy Pharms, Inc.

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Healthy Pharms, Inc. (the “Company” or “HPI”) is for the year ended December 31, 2017 and 2016. It is supplemental to, and should be read in conjunction with, the Company’s audited financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Information”, identified in the ‘‘Risks and Uncertainties’’ section of this MD&A. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

HPI operates a vertically integrated cannabis cultivation facility, a cannabis processing facility, and a cannabis dispensary in Georgetown, Massachusetts. On January 1, 2018 the Company opened a second dispensary in Cambridge, Massachusetts. The Company is licensed by the state of Massachusetts and by the cities of Georgetown and Cambridge to operate these facilities.

On November 13, 2018 the Company was sold to 4Front Holdings LLC (4Front) for approximately $27 million, plus $6.06 million for the value of the Company’s inventory. 4Front acquired 100% of the stock and will continue to operate the cultivation facility and the two dispensaries under the current cannabis licenses. As part of the transaction, all debt to related parties including accrued interest was repaid.

The Company cultivates various strains of cannabis in their Georgetown facility. Once the cannabis is harvested, the flower is either packaged and sold through HPI’s two dispensaries or is converted to cannabis oils. The cannabis oils are either sold to consumers as concentrates or are used by the Company to produce edibles, topicals, or other consumer products. Nearly all of the products sold in the Company’s two dispensaries were grown or manufactured by HPI. The Company occasionally sells cannabis products to other licensed dispensaries in Massachusetts. HPI purchases non-cannabis paraphernalia from third parties to be resold by HPI. The Company has purchased small quantities of specialty cannabis products that were resold in the dispensaries.

Revenue Streams

For the purpose of analysis, HPI includes all three operating divisions – cultivation, processing, and retail – in which it cultivates, manufactures, distributes and sells packaged cannabis products in its own dispensaries and in small quantities to third-party retail customers. All revenue is generated in the state of Massachusetts in the United States of America.

SELECTED FINANCIAL INFORMATION

The following is selected financial data derived from the audited financial statements of the Company for the years ended December 31, 2017 and 2016.

The selected financial information set out below may not be indicative of the Company’s future performance:

	As of and for the year
	ended December
	31,
	2017	2016

Total Revenue	$1,992,416	$-

Cost of Goods Sold
To Grow and Manufacture Products	$487,299	$-
Gain on Changes in Fair Value of Biological Assets	$(436,970)	$-

Gross Profit	$1,942,087	$-

Total Operating Expenses	$2,278,648	$642,502

Interest Expense	$852,599	$346,473

Total Assets	$6,564,686	$3,951,896

Long-Term Liabilities	$8,227,816	$5,378,170

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

The Company derives its revenue from selling cannabis products to consumers and occasionally to other licensed dispensaries per the terms of the Company’s cannabis licenses. The Company also sells a small amount of non-cannabis paraphernalia to consumers.

The Company opened the Georgetown dispensary in May 2017 and revenue gradually increased each month through the end of 2017. There was no revenue in 2016.

Cost of Goods Sold

Cost of Goods Sold represents the carrying value of goods sold at the Georgetown dispensary and for sales to third party dispensaries. The carrying value is based on the value of the cannabis at harvest that is contained in the products sold, plus the cost to complete the manufacturing of the product. For paraphernalia, the COGS is the purchase price of the product. There was no Cost of Goods Sold in 2016 because the Company did not start growing and manufacturing cannabis until January of 2017.

Also included in Cost of Goods Sold is the Gain or Loss on Changes in Fair Value of Biological Assets. This is the difference between the actual cultivation costs of Biological Assets (live cannabis plants) and the estimated sales price of harvested cannabis from the Biological Assets, less cost to complete, and less sales costs. The $436,970 gain is because the value of the plants that were grown during 2017 was greater than the cost to grow them. This was because labor costs were relatively low in 2017 and there were no significant disruptions of the cultivation process.

Gross Profit

Gross profit for the year ended December 31, 2017 was $1,942,087 due to increasing sales at the Georgetown dispensary and value crated by growing cannabis during 2017. There was no Gross Profit in 2016 because no cannabis was grown and there were no sales.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2017 was $1,636,146 or 255% higher than 2016 because 2017 included a $1.2 million legal accrual for costs associated with a legal dispute regarding the Cambridge dispensary. This dispute was resolved in 2018. Without this legal accrual, operating expenses increased $436,146 or 68%. This increase is primarily due to licensing costs with the opening of the Georgetown dispensary and cultivation facility in 2017, and salary costs for dispensary employees in 2017.

Interest Expense

Interest expense for the year ended December 31, 2017 was $506,126 or 146% higher than the prior year as debt increased to complete the Georgetown facility and to pay for leasehold improvements to the Cambridge dispensary which opened January 1, 2018.

Net Loss Before Income Taxes

The net loss before income taxes was $1,189,160 for the year ended December 31, 2017 as compared to a net loss of $988,975 in 2016. This unfavorable variance is due to a $1.2 million legal accrual in 2017 for a legal dispute for the Cambridge dispensary. Without this legal accrual, the Company would have had a net profit before income taxes of $10,840. This favorable variance was due to profits from the sale of cannabis products in 2017, partially offset by higher interest expense and Sales and Marketing costs.

Income Tax Provision

In 2016, the Company did not have an income tax liability due to a lack of revenue. The income tax provision of $648,101 includes both $370,545 for estimated income taxes payable for the 2017 tax year and $277,556 for taxes that will be due in future years as book vs. tax differences reverse.

The Company is subject to Section 280E of the federal tax code, which requires taxable income to be computed based on gross revenue less COGS to Grow and Manufacture Products. Operating expenses and interest expense is not deductible under Section 280E. This results in a higher effective tax rate as compared to other businesses. The decrease in the corporate federal tax rate from 34% in 2017 to 21% in 2018 and future years reduced the deferred taxes for 2017.

Net Loss

The net loss increased by $848,286 in 2017 as compared to 2016. This increase is primarily due to a $1.2 million legal accrual in 2017 for a dispute involving the Cambridge dispensary.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary need for liquidity is to fund the working capital requirements of thebusiness, including capital expenditures and for general corporate purposes. The primary source of liquidity are funds generated by operations of the Georgetown dispensary as well as loans from related parties. To date, HPI has used loans from related parties as a source of liquidity for short-term working capital needs and general corporate purposes. With the sale of the Company to 4Front, all loans have been repaid including accrued interest. Cash flow from operations are expected to provide liquidity for future periods. 4Front has the resources available to provide funding as needed.

		For the Year Ended				Change
Change in Cash (in thousands of $)		2017		2016		$	%
Net cash used in operating activities	$	(454)	$	(298)	$	(156)	(53)%
Net cash used in investing activities		(1,096)		(3,781)		2,685	71%
Net cash provided by financing activities		1,636		3,950		(2,314)	(59	) %
Change in cash		$86	$	(129)		$215

All $ amounts are in thousands unless otherwise noted.

As of December 31, 2017, the Company had $193 of cash, and $1 of working capital (current assets minus current liabilities), compared with $107 of cash and a $73 working capital deficit as of December 31, 2016.

During 2018, loans from related parties provided financing for working capital. On November 13, 2018 the Company was purchased by 4Front who will be responsible for any future working capital needs.

Cash used in operating activities
Net cash used in operating activities was $454 for the year ended December 31, 2017, an increase of $156, or 53%, as compared to $298 for the year ended December 31, 2016. The increase was primarily because of an increase in inventory.

Cash used in investing activities
Net cash used in investing activities was $1,096 for the year ended December 31, 2017, a decrease of $2,685 or 71%, compared to $3,781 for the year ended December 31, 2016. The decrease was because 2016 included most of the construction of the Georgetown building.

Cash provided by financing activities
Net cash provided by financing activities was $1,636 for the year ended December 31, 2017, a decrease of $2,314 or 59%, compared to $3,950 for the year ended December 31, 2016. The decrease was because 2016 included new loans used for the construction of the Georgetown building.

Contractual Obligations
The Company has entered into operating lease agreements for the Georgetown building, the Cambridge dispensary building, and an equipment lease. The following represents the Company’s commitments in relation to its operating leases:

Amount (in
thousands of $)
Not later than one year	$739
Later than one year and not later than five years	2,827
Later than five years	1,449
Total	$5,015

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Related party notes payable
As described in Note 7 of the financial statements, the Company had outstanding notes receivable with related parties totaling $7,681,094 and $5,191,735 at December 31, 2017 and 2016, respectively. The interest rates on the notes range from 10-15%.

Georgetown and Cambridge Building Leases
As described in Note 10 of the financial statements, the Company leases the Georgetown and Cambridge buildings from entities that are owned by an owner and a board member of the Company. A management company owned by the two owners of the company provides consulting services to the Company.

SUBSEQUENT TRANSACTIONS

On November 8, 2018 the Company settled a legal dispute regarding the Cambridge Dispensary. The $1,200,000 legal accrual at December 31, 2017 is adequate to pay the settlement costs and all related legal expenses for this dispute.

On November 13, 2018 the Company was sold to 4Front Holdings LLC (4Front) for approximately $27,000,000, plus $6.06 million for the value of the Company’s inventory. 4Front acquired 100% of the stock and will continue to operate the cultivation facility and the two dispensaries under the current cannabis licenses. As part of the transaction, all debt to related parties including accrued interest, was repaid.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 5)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts payable, other current liabilities, and notes payable to related parties. The carrying values of these financial instruments approximate their fair values as of December 31, 2017 and 2016.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2017 and 2016.

Income taxes
For the 2017 tax year, the Company paid federal income tax and Massachusetts state income tax as a for- profit corporation. Tax expense of $370,545 was recognized in 2017 in the Statement of Operations based on estimated taxes due for the 2017 tax year. No taxes were due for the 2016 tax year.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery, if any, are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. At December 31, 2017 a deferred income tax liability was recorded for $277,556. No deferred income tax liability was recorded at December 31, 2016.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law. TCJA, among other things, reduced the Federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017. As a result of the enacted law, the Company calculated its deferred tax assets and liabilities using the enacted rate under the TCJA.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits within operations as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended December 31, 2017 and 2016.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

New standards and interpretations issued but not yet adopted

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7, Financial Instruments: Disclosure

IFRS 7, Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company does not expect a significant impact on its financial statements from the adoption of this new standard.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its financial statements from the adoption of this new standard.

(iii)	IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract- based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company concluded that there should be no significant impact on its financial statements from the adoption of this new standard.

(iv)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND FINANCIALRISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. The Company maintains cash with federally insured financial institutions. As of December 31, 2017 and 2016, the Company had no exposure for deposits in excess of federally insured limits. The Company has historically not experienced any losses in such accounts.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its debt. The Company has secured loans from related parties to finance its operations.

(c)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company monitors cannabis prices and makes adjustments to its cannabis cultivation and production to minimize risk from falling inventory values.

Capital risk management
The Company considers its capital structure to include accumulated deficit, and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

Healthy Pharms, Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

MD&A of Healthy Pharms, Inc.

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Healthy Pharms, Inc. (the “Company” or “HPI”) is for the three and nine months ended September 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited interim condensed financial statements and the accompanying notes for the three and nine months ended September 30, 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Information”, identified in the ‘‘Risks and Uncertainties’’ section of this MD&A. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

HPI operates a vertically integrated cannabis cultivation facility, a cannabis processing facility, and a cannabis dispensary in Georgetown, Massachusetts. On January 1, 2018 the Company opened a second dispensary in Cambridge, Massachusetts. The Company is licensed by the state of Massachusetts and by the cities of Georgetown and Cambridge to operate these facilities.

On November 13, 2018 the Company was sold to 4Front Holdings LLC (4Front) for approximately $27,000,000, plus $6.06 million for the value of the Company’s inventory. 4Front acquired 100% of the stock and will continue to operate the cultivation facility and the two dispensaries under the current cannabis licenses. As part of the transaction, all debt to related parties including accrued interest was repaid.

The Company cultivates various strains of cannabis in their Georgetown facility. Once the cannabis is harvested, the flower is either packaged and sold through HPI’s two dispensaries or is converted to cannabis oils. The cannabis oils are either sold to consumers as concentrates or are used by the Company to produce edibles, topicals, or other consumer products. Nearly all of the products sold in the Company’s two dispensaries were grown or manufactured by HPI. The Company occasionally sells cannabis products to other licensed dispensaries in Massachusetts. HPI purchase non-cannabis paraphernalia from third parties to be resold by HPI. The Company has purchased small quantities of specialty cannabis products that were resold in the dispensaries.

Revenue Streams

For the purpose of analysis, HPI includes all three operating divisions – cultivation, processing, and retail – in which it cultivates, manufactures, distributes and sells packaged cannabis products in its own dispensaries and in small quantities to third-party retail customers. All revenue is generated in the state of Massachusetts in the United States of America.

As of the three months ended September 30, 2018, HPI has operating revenue from both its Georgetown and Cambridge dispensaries.

SELECTED FINANCIAL INFORMATION

The following is selected financial data derived from the unaudited financial statements of the Company for the three and nine months ended September 30, 2018 and 2017.

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The selected financial information set out below may not be indicative of the Company’s future performance:

		As of and for the
		Three Months Ended				Nine Months Ended
		September 30,				September 30,
		2018		2017		2018	2017

Total Revenue		$1,373,162		$722,418		$2,746,746	$913,566

Cost of Goods Sold		$749,168		$145,814		$1,587,430	$(26,941)

Gross Profit		$623,994		$576,604		$1,159,316	$940,507

Total Operating Expenses		$442,806		$165,680		$1,157,517	$288,641

Interest Expense	$	(295,198)	$	(242,967)	$	(826,426)	$(578,629)

Total Assets		$7,097,659		$6,936,493		$7,097,659	$1,936,493

Long-Term Liabilities		$9,624,319		$7,519,153		$9,624,319	$1,519,153

Three Months Ended September 30, 2018

Revenue

Revenue for the three months ended September 30, 2018 was $1,373,162, up 90% from $722,418 for the three months ended September 30, 2017. The increase was because the Cambridge dispensary opened on January 1, 2018 and because of growing sales at the Georgetown dispensary.

Cost of Goods Sold

Cost of Goods Sold represents the carrying value of goods sold at the Georgetown dispensary and for sales to third party dispensaries. The carrying value is based on the value of the cannabis at harvest that is contained in the product sold, plus the cost to complete the manufacturing of the product. For paraphernalia, the COGS is the purchase price of the product. Cost of Goods Sold to grow and manufacture product increased by $62,905 for the three months ended September 30, 2018 as compared to the prior year because more product was sold in 2018.

Also included in Cost of Goods Sold is the Gain or Loss on Changes in Fair Value of Biological Assets. This is the difference between the actual cultivation costs of Biological Assets (live cannabis plants) and the estimated sales price of harvested cannabis from the Biological Assets, less cost to complete, and less sales costs. The unfavorable variance of $540,449 is because cultivation production was halted in early 2018 due to the destruction of plants following an event wherein employees had cleared all marijuana plants out of a room in the cultivation facility to sanitize it with an off-the-shelf pesticide that is commonly used on fruits and vegetables. This inadvertently contaminated a sprayer that was used to sanitize hard surfaces between batches of plants. While neither the sprayer nor the pesticide was applied directly to the plants, testing revealed trace amounts of the pesticide in a batch of plants from the previously sanitized room. No affected product was sold and the batch that tested positive was quarantined and destroyed in compliance with state regulations. This issue was resolved in two months, but the smaller harvests with constant fixed costs resulted in higher costs to harvest each plant. The cost to harvest was higher than the estimated value of the harvested plants which resulted in a Loss on the Changes in Fair Value of Biological Assets in 2018. In 2017 the Company had lower payroll costs and was able to grow plants for less than their value at harvest, which resulted in a Gain on Changes in Fair Value of Biological Assets.

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Gross Profit

Gross profit for the three months ended September 30, 2018 was $47,390 higher than the prior year. Although sales increased, the cost to cultivate and process cannabis also increased. In 2018, smaller harvests with higher costs reduced Gross Profit as compared to 2017.

Total Operating Expenses

Total operating expenses for the three months ended September 30, 2018 were $277,126 higher than in 2017. This increase is due to the opening of the Cambridge dispensary in 2018. Expenses in Cambridge for payroll, rent and other costs were not incurred in 2017. The Cambridge dispensary costs are relatively higher than the Georgetown dispensary due to higher payroll and rent relative to sales.

Interest Expense

Interest expense for the three months ended September 30, 2018 was $52,231 higher than the prior year as debt increased to build out the Cambridge dispensary.

Net Loss Before Income Taxes

Net loss before income taxes was $114,010 as compared to net income of $167,957 in 2017. This unfavorable variance is due to higher cultivation costs associated with smaller harvests, and higher sales and marketing costs due to the opening of the Cambridge dispensary.

Income Tax Provision

The income tax provision increased by $98,711 between 2017 and 2018. This increase is because gross profit excluding the Gain or Loss on Biological Assets increased in 2018. Because the Company is subject to Section 280E of the federal tax code, taxable income is computed on gross profit excluding the Gain or Loss on Biological Assets. The increase in taxable income was partially offset by a decrease in the corporate federal tax rate from 34% in 2017 to 21% in 2018. Section 280E requires entities that sell cannabis to compute income taxes on gross profits (excluding the Gain or Loss on Changes in Fair Value of Biological Assets) since business expenses are not deductible.

Nine Months Ended September 30, 2018

Revenue

Revenue for the nine months ended September 30, 2018 was $2,746,746, an increase of 201% from $913,566 for the nine months ended September 30, 2017. This increase is due to the Georgetown dispensary being open seven months in 2018 as compared to five months in 2017. The opening of the Cambridge dispensary on January 1, 2018 also increased sales. Sales were lower than they would otherwise have been due to a suspension in sales for two months beginning in late February 2018 due to the detection of banned pesticides in cannabis that was grown. Once the problem was isolated and additional tests verified that there was no additional contamination, the dispensaries were allowed to sell again.

4

Cost of Goods Sold

Cost of Goods Sold to grow and manufacture product increased by $369,942 for the nine months ended September 30, 2018 as compared to the prior year because more product was sold in 2018.

The unfavorable variance of $1,244,429 in the Gain or Loss on Changes in Fair Value of Biological Assets is because cultivation production was slowed down in 2018 due to a problem with a pesticide being detected in the harvested plants. This issue was resolved in two months, but the smaller harvests with constant fixed costs resulted in higher costs to harvest each plant. The cost to harvest was higher than the estimated value of the harvested plants which resulted in a Loss on the Changes in Fair Value of Biological Assets in 2018. In 2017 the Company had lower payroll costs and was able to grow plants for less than their value at harvest, which resulted in a Gain on Changes in Fair Value of Biological Assets.

Gross Profit

Gross profit for the nine months ended September 30, 2018 was $1,159,316 as compared to $940,507 in the prior year. The higher gross profit was due to an increase in sales due to Georgetown being open for seven months in 2018 and only five months in 2017.

Total Operating Expenses

Total operating expenses for nine months ended September 30, 2018 were $1,157,517, an increase of $868,876, compared to the nine months ended September 30, 2017. This 301% increase is primarily due to payroll and rent for the Cambridge dispensary, and because the Georgetown dispensary incurred expenses for all nine months in 2018 but only five months in 2017.

Interest Expense

Interest expense increased by $247,797 for the nine months ended September 30, 2018 because debt increased to finance the two-month suspension of sales during 2018.

Net Income (Loss) Before Income Taxes

Net Income (loss) before income taxes was a loss of $824,627 in 2018 as compared to income of $73,237 in 2017. This unfavorable variance was because of losses during the two months that sales were suspended, losses sustained in operating the Cambridge dispensary, an increase in headcount in cultivation, higher interest expense, and higher legal expenses.

Income Tax Provision

The income tax provision increased by $20,266 because gross profit excluding the Gain or Loss on Changes in Fair Value of Biological Assets increased in 2018 from 2017. The increase in taxable income was partially offset by a decrease in the corporate federal tax rate from 34% in 2017 to 21% in 2018. Because the Company is subject to Section 280E of the federal tax code, income is computed on gross profits excluding the Fair Value adjustment because necessary business expenses are not deductible.

Drivers of Results of Operations

Revenue

The Company derives its revenue from selling packaged cannabis products to patients who are authorized to buy medical cannabis in the state of Massachusetts from their Georgetown and Cambridge dispensaries. Products sold include flower, concentrates, edibles, pre-rolls, and a small amount of non-cannabis paraphernalia. The cannabis sold is cultivated and processed by the Company in the Georgetown facility.

5

The Company focused its production capacity on meeting the needs of its own medical patients. It offered a limited supply of product to meet the needs of other vertically-integrated dispensaries in the state. The Company also has ramped up its production in anticipation of gaining its permits to sell cannabis for recreational adult use at its dispensaries.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to growing and processing cannabis products and the cost of any non-cannabis products that are purchased for resale. Gain (Loss) on Changes in Fair Value of Biological Assets are also included in gross profit. These Gains or losses are the difference in the fair value of cannabis plants and the cost that was incurred to cultivate the cannabis plants. The gain or loss fluctuates as plant yields fluctuate and costs to cultivate change. Certain overhead costs including rent, depreciation, and utilities that relate to cultivation are capitalized as inventory which is included in COGS for products that are sold.

Over the three months ended September 30, 2018, the Company continued to focus its production capacity on meeting the needs of its own medical patients. It offered a limited supply of product to meet the needs of other vertically-integrated dispensaries in the state. The Company has also ramped up its production in anticipation of gaining its permits to sell cannabis for adult use at its dispensaries.

Total Operating Expenses

Total operating expenses other than the cost of goods sold, consist of costs to operate the two dispensaries including payroll and rent. Corporate overhead including legal expenses are included in Total Operating Expenses. Selling costs generally correlate to revenue. As a percentage of sales, the Company expects selling costs to remain relatively flat as the Company increases sales at the two dispensaries.

Provision for Income Taxes

The Company is subject to Section 280E of the federal tax code that prevents deductions for non-COGS expenses. This results in a higher effective tax rate than if the Company was not subject to 280E. The lowering of the federal corporate income tax rate from 34% in 2017 to 21% in 2018 has partially offset the increase in gross profits in 2018.

Liquidity, Financing Activities During the Period, and Capital Resources

On November 13, 2018, the Company was purchased by 4Front Holdings LLC. One hundred percent of the stock of the Company was purchased and all debt and accrued interest was repaid as part of the purchase. 4Front plans to continue to operate the Company under the current licenses and in their current locations.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $674,942 for the nine months ended September 30, 2018, which was higher than the $590,847 for the nine months ended September 30, 2017. The biggest use of cash in both years was the building up of inventory which was increased to meet the needs of increasing sales.

Cash Flow from Investing Activities

Net cash used in investing activities was for purchases of property and equipment and was $97,125 for the nine months ended September 30, 2018, as compared to $534,023 for the nine months ended September 30, 2017. The decrease was because 2017 included the building of the Cambridge dispensary.

6

Cash Flow from Financing Activities

Net cash provided by financing activities was $872,302 for the nine months ended September 30, 2018, a decrease of $514,805 from $1,387,107 for the nine months ended September 30, 2017. In 2017 the issuance of notes was used to finance the construction of the Cambridge dispensary. In 2018 the issuance of notes was used to finance the two-month suspension of sales.

Off-Balance Sheet Arrangement

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

At September 30, 2018 and December 31, 2017, amounts due from related parties including accrued interest were $9,361,996 and $7,681,094 respectively for loans to finance the construction of the facilities and startup costs. All notes with related parties, including accrued interest, were repaid in full as part of the sale of the Company on November 13, 2018.

The Georgetown building and the Cambridge building are both owned by entities that are owned by a shareholder and an executive of the Company. The Company pays rent per the leases.

A management company owned by the two owners of the Company provided consulting services to the Company. Fees charged for management services were $2,000 and $138,140 for 2018 and 2017 respectively.

Completed and Proposed Transactions

On November 13, 2018 the Company was sold to 4Front Holdings LLC. The sale price was $27 million and was paid in cash, by issue units of 4Front, and by issuing a $3,500,000 note to the shareholders of the Company. Inventory as of the transaction date will be paid for over a year, with the price continent of certain conditions. All notes and accrued interest owed by the Company were repaid as part of the sale.

Changes in Accounting Practices

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined. However, upon adoption of IFRS 16, the outstanding leases will likely constitute right of use assets with a corresponding lease obligation.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

7

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

I.	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 5)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

II	Biological Assets (Also see Note 4)

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, accounts payable, accrued liabilities, notes payable and accrued interest to related parties. The carrying values of these financial instruments approximate their fair values as of September 30, 2018 and September 30, 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of September 30, 2018 and December 31, 2017, the Company has no receivables and no risk of default.

The Company maintains cash with federally insured financial institutions. As of September 30, 2018 and December 31, 2017, the Company did not exceeded federally insured limits. The Company has historically not experienced any losses in such accounts.

Liquidity Risk

8

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company monitors the retail and wholesale price of cannabis and will adjust their inventory levels if necessary to avoid losses from falling inventory values.

9

APPENDIX G
DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an Business Combination agreement;

(c) under section 287, in respect of a resolution to approve an Business Combination under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favor of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an Business Combination agreement and the Business Combination is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favor of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX H

RESULTING ISSUER EQUITY INCENTIVE PLANS RESOLUTION

RESOLUTION OF HOLDERS OF COMMON SHARES AND
CLASS A CONVERTIBLE RESTRICTED VOTING SHARES OF
CANNEX CAPITAL HOLDINGS INC. (THE "COMPANY")

WHEREAS the board of directors of the Company (the "Board") has determined that the adoption of 4Front Ventures Corp. (the "Resulting Issuer") equity incentive plans for the: (i) proportionate voting shares in the capital of the Resulting Issuer (the "Resulting Issuer Subordinate Share Equity Incentive Plan"), and (ii)  the subordinate voting shares in the capital of the Resulting Issuer (the "Resulting Issuer Subordinate Voting Share Equity Incentive Plan", and together with the Resulting Issuer Proportionate Equity Incentive Plan, the "Resulting Issuer Equity Incentive Plans") as described in the Management Information Circular dated March 19, 2019 (the "Circular"), and in the form which is posted together with the Circular under the Company's SEDAR profile at www.sedar.com is in the best interests of the Company and its shareholders.

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1. The Resulting Issuer Equity Incentive Plans as described in the Circular, are hereby authorized, approved, ratified, and confirmed.

2. Notwithstanding that his resolution has been duly passed by the shareholders of the Corporation, the Board may revoke such resolution at any time before it is effected without further action by the shareholders.

3. Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

H-1

APPENDIX I

FINANCIAL STATEMENTS

See attached.

I-1

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Financial Position
At September 30, 2018
Unaudited (Amounts Expressed in United States Dollars Unless Otherwise Stated)

	4Front	Healthy	Cannex Capital
	Holdings, LLC	Pharms Inc.	Holdings, Inc.
	September 30,	September 30,	October 31,			Pro Forma
	2018	2018	2018	Adjustments		Consolidated
ASSETS
Current Assets:
Cash	$2,346,126	$293,697	$10,043,670	$42,938,738	3a	$55,622,231
Accounts Receivable	-	-	1,840,028	-		1,840,028
Other Receivables	5,560	0	171,795	-		177,355
Inventory	115,753	2,180,801	73,519	-		2,370,073
Prepaid Expenses	139,252	109,855	700,717	-		949,824
Notes Receivable and Accrued Interest from Related Parties	1,765,000	-	-	-		1,765,000
Total Current Assets	4,371,691	2,584,353	12,829,729	42,938,738		62,724,511

Property and Equipment, Net	8,911,895	4,513,306	29,407,830	-		42,833,031
Notes Receivable and Accrued Interest from Related Parties	9,444,617	-	-	-		9,444,617
Intangible Assets	1,141,003	-	-	231,098,149	3b	232,239,152
Investment in Soma	-	-	755,103	-		755,103
Equipment Finance Receivable	-	-	296,176	-		296,176
Deposits	426,757	-	9,753	-		436,510

TOTAL ASSETS	$24,295,963	$7,097,659	$43,298,591	$274,036,887		$348,729,100
LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable	$867,596	$169,892	$228,376	$-		$1,265,864
Accrued Expenses and Other Current Liabilities	477,100	1,907,449	569,686	-		2,954,235
Unearned Revenue	-	-	-	-		-
Deferred Rent	188,866	36,705	-	-		225,571
Derivative Liability	-	-	1,305,000	-		1,305,000
Note Payable and Accrued Interest, net of discount	2,896,614	-	1,072,000	9,559,665	3c	13,528,279
Notes Payable and Accrued Interest to Related Parties	594,562	-	-	-		594,562
Total Current Liabilities	5,024,738	2,114,046	3,175,062	9,559,665		19,873,511

Convertible Notes	-	-	-	32,000,000	3d	32,000,000
Notes Payable to Related Parties	-	9,361,996	4,377,118	(9,361,996)	3e	4,377,118
Other Long-Term Liabilities	-	262,323	1,074,295	-		1,336,618
Unearned Revenue	557,500	-	-	-		557,500

TOTAL LIABILITIES	5,582,238	11,738,365	8,626,475	32,197,669		58,144,747

MEMBERS' EQUITY (DEFICIT)
Controlling Interest:
Contributed Capital	38,350,121	-	36,465,984	241,839,217	3f	316,655,322
Accumulated Deficit	(19,283,770)	(4,640,706)	(1,793,867)	-		(25,718,343)
Non-Controlling Interest
Members' Equity	(352,626)	-	-	-		(352,626)
TOTAL MEMBERS' EQUITY (DEFICIT)	18,713,725	(4,640,706)	34,672,117	241,839,217		290,584,353
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$24,295,963	$7,097,659	$43,298,592	$274,036,886		$348,729,100

4Front Ventures
Notes to Pro Forma Consolidated Financial Statements

The accompanying unaudited pro forma consolidated financial statements of 4Front Ventures (the “Company” or “Resulting Issuer”) have been prepared by management to reflect the Business Combination Agreement (“Combination Agreement”) between 4Front and Cannex.

The unaudited pro forma consolidated financial statements include:

i.        a pro forma consolidated statement of financial position as at September 30, 2018 prepared from the unaudited condensed consolidated interim statement of financial position of 4Front as at September 30, 2018 and the audited statement of financial position of Cannex as at October 31, 2018, which gives pro forma effect to the merger of 4Front and Cannex and the assumptions described in Note 2, as if these transactions occurred on September 30, 2018.

ii.       a pro forma consolidated statement of operations for the nine months ended September 30, 2018 prepared from the unaudited condensed consolidated interim statement of operations of 4Front for the nine months ended September 30, 2018 and the unaudited condensed interim statement of loss and comprehensive loss of Cannex for the nine months ended October 31, 2018, as if the transactions described in Note 2 had occurred on January 1, 2018.

iii.      a pro forma consolidated income statement for the year ended December 31, 2017 prepared from the audited consolidated statement of operations of 4Front for the year ended December 31, 2017 and the audited statement of operations of Cannex for the period from February 22, 2017 to January 31, 2018, as if the transactions described in Note 2 had occurred on January 1, 2017. The Cannex statement of operations has been constructed by using the available reporting periods for Cannex as represented in the Annual Consolidated Financial Statements dated April 30, 2018 and the unaudited condensed interim statement of loss and comprehensive loss of Cannex for the three months ended April 30, 2018.

The unaudited pro forma consolidated statement of financial position has been prepared for illustration purposes only and may not be indicative of the combined results or financial position had the Transaction been in effect at the date indicated. No adjustments have been made to reflect additional costs or cost savings that could result from the combination of the operations of 4Front and Cannex, as management does not anticipate any material costs or cost savings as a result of this Transaction.

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of 4Front for the year ended December 31, 2017. Based on the review of the accounting policies of Cannex, it is management’s opinion that there are no material differences between the accounting policies of 4Front and Cannex.

The pro forma effective statutory income tax rate of the combined companies will be 28%.

The pro forma consolidated financial statements should be read in conjunction with the audited annual and unaudited interim consolidated financial statements of 4Front and Cannex and the notes thereto.

4Front Ventures
Notes to Pro Forma Consolidated Financial Statements

2. Material Business Acquisitions

Adjustments related to material primary business acquisitions, in accordance with National Instrument 41−101 −General Prospectus Requirements, include the following transactions completed during 2018:

a.        Healthy Pharms, Inc.

On November 11, 2018, 4Front acquired all interests in Healthy Pharms, Inc., a vertically−integrated operator in Massachusetts, for total consideration of $26,942,147, which includes cash, seller’s notes and stock.

No acquisition−related adjustments were made to the consolidated statement of operations for the nine months ended September 30, 2018 or the year ended December 31, 2017, respectively. Acquisition− related adjustments to the pro forma consolidated statement of financial position as at September 30, 2018 were prepared as if the acquisition occurred on September 30, 2018. The amount of consideration paid in excess of the fair value of the net assets acquired has been allocated to intangible assets.

3. RTO Adjustments

a.

In October 2018, 4Front closed on a Series F equity financing totaling $30,938,738, net of fees, in exchange for 63,562 class F units. In addition to funding general corporate growth, the proceeds were used to fund the acquisition of Healthy Pharms. The net cash adjustment following the closing of the acquisition was $10,938,738. Additionally, in November 2018 Cannex closed on a $32,000,000 convertible debt financing with Gotham Green Partners. The total cash adjustment for the period is thusly $42,938,738.

b.

In connection with both the Healthy Pharms acquisition and the Cannex merger, intangible assets will be written up in accordance with standard goodwill calculations. The total consideration paid for Healthy Pharms was $26,942,147. The value of Cannex, as determined by multiplying the number of shares (common and class A) outstanding as of the signing of the Business Combination Agreement by the stock price of C$1.74 as halted on March 1, 2019 is $238,828,119. The total goodwill adjustment is $231,098,149.

c.

In connection with the Healthy Pharms acquisition, a $3,500,000 seller’s note and $6,059,665 note payable related to deferred inventory payments was created. Both payables are due to the former owners of Healthy Pharms. The note carries a rate of 10%, compounded quarterly, and has a term of one year.

d.	Represents the $32,000,000 convertible debt financing as referenced in 3a.

e.	In connection with the Healthy Pharms acquisition, notes payable outstanding totaling $9,361,996 due to related parties were paid off at close with proceeds from the transaction consideration.

f.

In connection with 4Front equity financing, the Healthy Pharms acquisition, and the Cannex merger, contributed capital will be written up in accordance with standard calculations. The total contributed capital adjustment is $241,839,217.

4FRONT HOLDINGS LLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31,
2017 AND 2016 (IN US DOLLARS)

4FRONT HOLDINGS LLC
Management’s Responsibility for Financial Reporting

To the Members of 4Front Holdings LLC:

The accompanying consolidated financial statements and other financial information in this annual report were prepared by management of 4Front Holdings LLC (“the Company”), reviewed by the Audit Committee and approved by the Board of Managers.

Management is responsible for the consolidated financial statements and believes that they fairly present the Company’s financial condition and results of operation in conformity with International Financial Reporting Standards. Management has included in the Company’s consolidated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

To discharge its responsibilities for financial reporting and safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further assures the quality of the financial records through careful selection and training of personnel and through the adoption and communication of financial and other relevant policies.

These financial statements have been audited by the Company’s auditors, Macias Gini & O’Connell, LLP, and their report is presented herein.

“Josh Rosen”	“Karl Chowscano”
Board of Managers	Board of Managers

March 19, 2019

4FRONT HOLDINGS LLC
Index to Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Members
4Front Holdings LLC

We have audited the accompanying consolidated financial statements of 4Front Holdings LLC (the “Company”), which comprise the consolidated statements of financial position at December 31, 2017 and 2016, and the consolidated statements of operations, changes in members’ equity (deficit) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of 4Front Holdings LLC at December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements which describe matters and conditions that indicate the existence of material uncertainties that may cast significant doubt about 4Front Holdings LLC’s ability to continue as a going concern.

San Francisco, California
March 19, 2019

Macias Gini & O’Connell LLP 101
California Street, Suite 1225 San
Francisco, CA 94111		www.mgocpa.com
1

4FRONT HOLDINGS LLC
Consolidated Statements of Financial Position
At December 31, 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Note	2017	2016

ASSETS
Current Assets:
Cash		$3,608,506	$2,062,423
Restricted Cash	Note 3	-	400,000
Accounts Receivable		18,576	9,461
Other Receivables		71,494	86,133
Inventory		19,172	-
Prepaid Expenses		125,014	60,291
Total Current Assets		3,842,762	2,618,308

Property and Equipment, Net	Note 6	5,506,006	1,327,011
Notes Receivable and Accrued Interest from Related Parties	Note 4	2,981,970	834,704
Intangible Assets	Note 8	1,141,003	1,141,003
Deposits	Note 5	306,786	690,082
Investment	Note 9	-	53,432
TOTAL ASSETS		$13,778,527	$6,664,540

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$401,378	$723,322
Accrued Expenses and Other Current Liabilities		154,802	91,859
Related Party Interest Payable	Note 10	290,041	91,007
Unearned Revenue		60,000	254,000
Deferred Rent	Note 17	120,638	88,690
Notes Payable to Related Parties	Note 10	3,505,000	3,262,031
Total Current Liabilities		4,531,859	4,510,909

Convertible Notes	Note 11	9,436,124	-
Unearned Revenue		367,500	187,400
Total Liabilities		14,335,483	4,698,309

MEMBERS' EQUITY (DEFICIT)
Controlling Interest:
Contributed Capital		11,102,364	10,063,571
Accumulated Earnings (deficit)		(11,450,567)	(7,861,697)
Non-Controlling Interest
Members' Deficit	Note 14	(208,753)	(235,643)
TOTAL MEMBERS'EQUITY (DEFICIT)		(556,956)	1,966,231
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		$13,778,527	$6,664,540
Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 17)
Subsequent Events (Note 21)

Approved and authorized by the Board of Managers on March 19, 2019

"Josh Rosen"	"Karl Chowscano"
Board of Managers	Board of Managers

The accompanying notes are an integral part of these consolidated financial statements
2

4FRONT HOLDINGS LLC
Consolidated Statements of Operations
For the Years Ended December 31, 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Note	2017	2016

REVENUE

Application Services		$310,000	$160,000
Consulting Services		38,300	68,306
Implementation Services		260,200	383,988
Ongoing Fees and Other		65,700	56,564
Dispensary Sales		46,809	-
Total Gross Revenue		721,009	668,858

Cost of Goods Sold - to Grow and Manufacture Products		(920,512)	(74,143)
Cost of Goods Sold - Dispensary		(118,904)	-
Gross (Loss) Profit		(318,407)	594,715

OPERATING EXPENSES

General and Administrative (Including Share-Based
Compensation expense of $167,581 and $141,144)	Note 12	4,338,358	4,900,257

Loss from Operations		(4,656,765)	(4,305,542)

Other Income
Interest Income		200,646	79,156
Interest Expense		(766,789)	(335,438)
Gain on Sale of Investment	Note 9	1,036,303	-
Gain on Settlement of Business Dispute	Note 17	-	3,000,000
Loss on Write-off of Loans to Related Parties	Note 16	(152,522)	(252,518)
Total Other Income		317,638	2,491,200

Net Loss		(4,339,127)	(1,814,342)

Net Loss Attributable To Non-Controlling Interest		(750,257)	(314,051)

Net Loss Attributable to 4Front Holdings LLC		$(3,588,870)	$(1,500,291)

The accompanying notes are an integral part of these consolidated financial statements
3

4FRONT HOLDINGS LLC
Consolidated Statement of Changes in Members' Equity (Deficit)
For the Years Ended December 31, 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

						Non-Controlling
	Note	Controlling				Interest

		Preferred	Common	Contributed	Accumulated	Members'	Total
		Units	Units	Capital	Deficit	Equity (Deficit)	Equity

Balance, January 1, 2016		-	-	$9,515,005	$(6,361,406)	$78,408	$3,232,007
Units issued with conversion to LLC	Note 13	500,000	140,890	-	-	-	-
Share-based compensation	Note 15	-	500	141,144	-	-	141,144
Warrants to Camelback Ventures	Note 10	-	-	407,422	-	-	407,422
Net loss		-	-	-	(1,500,291)	(314,051)	(1,814,342)

Balance, December 31, 2016		500,000	141,390	10,063,571	(7,861,697)	(235,643)	1,966,231
Members' contributions	Note 14	-	-	-	-	777,147	777,147
Share-based compensation	Note 15	-	3,416	167,581	-	-	167,581
Equity Component of Convertible Debt	Note 11	-	-	871,212	-	-	871,212
Net loss		-	-	-	(3,588,870)	(750,257)	(4,339,127)

Balance, December 31, 2017		500,000	144,806	$11,102,364	$(11,450,567)	$(208,753)	(556,956)

The accompanying notes are an integral part of these consolidated financial statements
4

4FRONT HOLDINGS LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(3,588,870)	$(1,500,291)
Net loss attributable to non-controlling interest	(750,257)	(314,051)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	70,291	42,281
Equity based compensation	167,581	141,144
Accrued interest income on notes receivable from related parties	(174,984)	(60,648)
Accrued interest on notes payable to related parties	199,034	91,007
Amortization of loan discount on convertible notes	187,337	-
Amortization of loan discount on note payable to related party	162,969	244,453
Deferred rent expense	31,948	(4,782)
Gain on sale of investment in dispensary	(1,036,303)	-
Changes in operating assets and liabilities
Restricted cash	400,000	-
Accounts receivable	(9,115)	40,481
Other receivables	14,639	(76,133)
Deposits - collateral for cultivation bond	450,000	(450,000)
Deposits - other	(66,704)	36,108
Inventory	(19,172)	-
Prepaid expenses	(64,723)	(60,291)
Accounts payable	(321,943)	(301,004)
Accrued expenses and other liabilities	62,943	4,313
Unearned revenue	(13,900)	(399,088)

NET CASH USED IN OPERATING ACTIVITIES	(4,299,230)	(2,566,501)

CASH FLOWS FROM INVESTING ACTIVITIES
Issuance of notes receivable to related parties	(2,390,471)	(374,975)
Issuance of notes to IL Grown and Harborside prior to control	-	(1,384,409)
Repayment of notes receivable from related parties	405,391	-
Sale of (investment in) a dispensary	1,102,532	(53,432)
Purchases of property and equipment	(4,249,286)	(708,363)

NET CASH USED IN INVESTING ACTIVITIES	(5,131,834)	(2,521,179)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term convertible debt	10,120,000	-
Issuance of notes payable to related parties	80,000	3,425,000
Non-controlling interest members' contributions	777,147	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	10,977,147	3,425,000

NET INCREASE (DECREASE) IN CASH	1,546,083	(1,662,679)

CASH, BEGINNING OF YEAR	2,062,423	3,725,103

CASH, END OF YEAR	$3,608,506	$2,062,423

The accompanying notes are an integral part of these consolidated financial statements
5

4FRONT HOLDINGS LLC
Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2017	2016

Cash paid for interest	$217,684	$-

OTHER NONCASH INVESTING ACTIVITIES

Initial consolidation of Illinois Entities
Restricted cash	$-	$400,000
Deposits	-	233,700
Property & equipment	-	611,263
Intangible assets - Licenses	-	1,141,003
Liabilities assumed	-	(2,385,966)
	$-	$-

The accompanying notes are an integral part of these consolidated financial statements
6

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION

Nature of Operations and Going Concern

4Front Holdings LLC (Holdings) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (Ventures) (collectively the “Company”). Holdings operates licensed cannabis facilities in state- licensed markets in the United States. As of December 31, 2017, the Company operated a dispensary and a cultivation facility in Illinois. The Company owns dispensary/cultivation licenses in Massachusetts, and dispensary licenses in Pennsylvania and Maryland.

The Company operates a legacy consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and those of its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Due to losses during the Company’s startup phase, the Company has been required to secure sufficient financing to fund its working capital requirements.

When the Company made its decision to merge with Cannex Capital Holdings Inc. (Cannex) in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $10 million in proceeds. In place of this note, an $8 million line of credit was obtained from Cannex. The Cannex loan is short- term, which results in the Company’s working capital deficit staying negative.

For the year ended December 31, 2017, the Company had a loss of $4,339,127, had negative cash flow from operations, and had a working capital deficit at December 31, 2017. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

Management believes that if the Cannex merger is cancelled, it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

7

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company, its subsidiaries, and its affiliates are as follows:

(a)	Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for the years ended December 31, 2017 and 2016. The 2016 year includes combined activity for Ventures and Holdings.

These consolidated financial statements were approved and authorized for issue by the Board of Managers of the Company on March 19, 2019.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein.

(c)	Functional Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

(d)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its affiliates. Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accompanying consolidated financial statements include all of the Company’s affiliates in which the Company has control, most often because the Company holds a majority voting interest.

Illinois Grown Medicine LLC and Harborside Illinois Grown Medicine Inc. are consolidated affiliates because an executive of the Company owns 60% of the entities. The executive has assigned to the Company control over the financial and operating policies of the entities and has assigned to the Company a beneficial interest in 60% of the income or loss of the entities.

The Company reevaluates whether there is a controlling financial interest in these entities when the voting rights change.

8

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Basis of Consolidation (Continued)

The accompanying consolidated financial statements include the following subsidiaries and affiliates of 4Front Holdings LLC:

			2017	2016
		State of	Ownership	Ownership
Business Name	Entity Type	Operations	%	%
4Front Ventures, Inc.	Holding Company	AZ	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	AZ	100%	100%
Linchpin Investors, LLC	Finance Company	AZ	100%	100%
4Front Management Associates, LLC	Management Company	MA	76%	76%
MMA Capital, LLC	Finance Company	MA	76%	76%
Illinois Grown Medicine, LLC	Cultivation Facility	IL	60%	60%
Harborside Illinois Grown Medicine Inc.	Dispensary	IL	60%	60%
Mission Maryland, LLC	Dispensary	MD	65%	65%
Mission Pennsylvania II, LLC	Dispensary	PA	50%	-
4Front CIHI Investco, LLC	Investment Company	MD	85%	-
4Front PM Investco, LLC	Investment Company	MD	83%	-
Silver Spring Consulting Group, LLC	Management Company	MD	66%	-
Adroit Consulting Group, LLC	Management Company	MD	56%	-

(e)	Non-Controlling Interest

Non-controlling interests are separated from the members of the Company’s interest in the consolidated financial statements.

(f)	Cash

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(g)	Restricted Cash (Also see Note 3)

Restricted cash is funds held by third parties that are subject to withdrawal restrictions. The restricted cash at December 31, 2016, was held in an escrow account and with the landlord of the Illinois Grown Medicine, LLC cultivation facility building.

9

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Accounts Receivable

Accounts receivable are carried at the original invoiced amount. Management determines the need for an allowance for doubtful accounts by identifying any collection issues. Accounts receivable are written off when deemed uncollectible and recoveries of accounts receivable previously written off are recorded when received. No interest on past due accounts receivable is recognized in income until collected. As of December 31, 2017 and 2016, management has determined that no allowance for doubtful accounts is required to cover uncollectable balances.

(i)	Biological Assets

The Company measures biological assets, which consists of medical cannabis plants, at fair value less costs to sell and complete up to the point of harvest. The Company determined that the value of the biological assets was zero at each year end and the write off was included in cost of goods sold since the Company’s intent was to harvest and sell products that would be produced from the harvested biological assets.

(j)	Inventory

The Illinois dispensary inventory consists of cannabis products for resale, supplies and consumables. Dispensary inventory includes the purchase price plus costs to purchase the inventory. Inventory is valued at the lower of cost or net realizable value.

(k)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Buildings and improvements	39 years
Furniture and fixtures	7 years
Computer equipment	3 – 5 years
Other equipment	7 – 10 years
Leasehold improvements	Remaining life of lease
Assets under construction	Not depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each year-end and adjusted prospectively if appropriate. An asset is derecognized upon disposal or when no future economic benefit is expected. Any gain or loss from derecognition of the asset (the difference between the net disposal proceeds and the carrying value) is included in the Statements of Operations in the years of derecognition.

10

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Any amortization is recorded on a straight-line basis over the estimated useful lives, which do not exceed the contractual period. Cannabis licenses are intangible assets that have indefinite useful lives and are not subject to amortization. Intangible assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. At December 31, 2017 and 2016, the Company did not recognize any impairment losses.

(m)	Revenue Recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are handed to customers:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the customer;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the customer; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

For the year ended December 31, 2017 and 2016, amounts recorded as revenue are net of discounts which were not separately tracked.

11

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Revenue Recognition (Continued)

Revenue from consulting contracts with customers is recognized when all of the following criteria are met:

•	The contract has been approved in writing, orally, or in accordance with other customary business practices and the parties are committed to perform their obligations in the contract;
•	Each party’s rights regarding the services to be transferred can be identified;
•	The payment terms for the services to be provided can be identified;
•	The contract has commercial substance (i.e. the risk, timing or amount of the vendor’s future cash flows is expected to change as a result of the contract);
•

It is probable that the consideration for the services that the Company is entitled to will be collected. The Company has determined that for its customers this criteria is generally met only once payment is received unless there is persuasive evidence that the customer will pay.

•	When (or as) performance obligations are satisfied to the customer.

Any fees that are collected prior to their recognition as revenue are recorded as deferred revenue on the accompanying consolidated balance sheet.

(n)	Deferred Rent

Rent expense on non-cancellable leases containing known future scheduled rent increases is recorded on a straight-line basis over the terms of the respective leases. The difference between rent expense and rent paid is accounted for as deferred rent.

(o)	Provision for Income Tax

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements.

For the corporate subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

12

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Provision for Income Tax (Continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At December 31, 2017 and 2016, deferred tax assets and liabilities were immaterial.

Certain Holdings’s subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended December 31, 2017 and 2016.

(p)	Financial Instruments (Also see Note 19)

(i)	Financial Assets

All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The Company classifies its financial assets as loans and receivables. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Financial Liabilities

All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company classifies its financial liabilities as other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method.

13

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Financial Instruments (Also see Note 19) (Continued)

(iii)	Classification of Financial Instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Classification
Cash	Loans and receivables
Restricted Cash	Loans and receivables
Accounts Receivable	Loans and receivables
Other Receivables	Loans and receivables
Accounts Payable and Accrued Liabilities	Other liabilities
Notes Payable	Other liabilities
Other Current Liabilities	Other liabilities
Convertible Notes	Other liabilities

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period or whenever circumstances dictate. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

(q)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 6)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

14

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Significant Accounting Judgments, Estimates and Assumptions (Continued)

(ii)	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 8)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(iii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

(iv)	Share-Based Compensation

The fair value of share-based compensation expenses are estimated using the Black- Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

(v)	Business Combinations (Also see Note 7)

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

15

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7, Financial Instruments: Disclosure

IFRS 7, Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its consolidated financial statements from the adoption of this new standard.

(iii)	IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its consolidated financial statements from the adoption of this new standard.

16

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Recent Accounting Pronouncements (Continued)

(iv)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

3.	RESTRICTED CASH

Restricted cash at December 31, 2016, consisted of $400,000 that was held in escrow pursuant to an agreement to resolve a dispute with a contractor regarding the construction of the cultivation facility for Illinois Grown Medicine, LLC. In 2017, the dispute was resolved and $350,000 of the restricted cash was distributed to the contractor to relieve a December 31, 2016, accounts payable liability. The remaining $50,000 was distributed to the Company as unrestricted cash. As of December 31, 2017, restricted cash was $0.

4.	NOTES RECEIVABLE AND ACCRUED INTEREST FROM RELATED PARTIES

The Company held various notes receivable totaling $2,981,970 and $834,704 at December 31, 2017 and 2016, from related parties that hold cannabis licenses. The parties are related because a Company executive is a member of the Board of Managers or the Board of Directors of the party, or employees of the Company have a significant ownership of the party. The notes are due on demand or on June 4, 2019, and interest rates range from 0% to 18%. The notes require no payments prior to maturity or a demand, and the Company does not expect to demand repayment on any demand note prior to the dispensaries or cultivation facilities becoming operational. The notes are expected to be repaid from cash flows from the dispensaries and cultivation facilities once they open.

See Note 16 for additional information on the notes receivable.

17

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

5.	DEPOSITS

As of December 31, 3017 and 2016, deposits totaled $306,786 and $690,082 respectively. Deposits at December 31, 2016, include $450,000 for bond collateral that was held by an insurance company to secure a cultivation bond that was required by the state of Illinois for Illinois Grown Medicine LLC’s cultivation license. This collateral did not earn interest and was returned to the Company in 2017 following the issuance of a replacement bond with another insurance company that does not require collateral.

The remaining deposits are for real estate leases and include a $214,888 deposit for the lease of the Illinois cultivation facility building.

6.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of December 31:

			Furniture
		Construction	and	Leasehold
	Buildings	In Progress	Equipment	Improvements	Total
Cost
Balance, January 1, 2016	$-	$-	$35,598	$70,000	$105,598
Additions	312,189	233,301	128,640	34,233	708,363
Additions from Business Acquisitions	-	6,000	135,263	470,000	611,263
Disposals	-	-	-	(70,000)	(70,000)
Balance December 31, 2016	312,189	239,301	299,501	504,233	1,355,224
Additions	362,070	1,783,649	624,628	1,478,939	4,249,286
Balance December 31, 2017	$674,259	$2,022,950	$924,129	$1,983,172	$5,604,510

Accumulated Depreciation
Balance, January 1, 2016	$-	$-	$8,963	$46,969	$55,932
Depreciation	-	-	19,250	23,031	42,281
Disposals	-	-	-	(70,000)	(70,000)
Balance December 31, 2016	-	-	28,213	-	28,213
Depreciation	-	-	30,988	39,303	70,291
Balance December 31, 2017	$-	$-	$59,201	$39,303	$98,504

Net Book Value
December 31, 2016	$312,189	$239,301	$271,288	$504,233	$1,327,011
December 31, 2017	$674,259	$2,022,950	$864,928	$1,943,869	$5,506,006

Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives. Depreciation expense for the periods ended December 31, 2017 and 2016, were $70,291 and $42,281 respectively, of which $28,093 is included in cost of goods sold in 2017.

18

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.	ACQUISITION OF SUBSIDIARY

On June 30, 2016, an executive and unit holder of the Company acquired a 60% interest in Illinois Grown Medicine, LLC and Harborside Illinois Grown Medicine, Inc. No cash was exchanged in the transaction, but the executive agreed to assume $1,141,003 in net liabilities of the acquired entities. Concurrent with the acquisition, the Company through its wholly owned subsidiary, Linchpin Investors, LLC, agreed to lend to the entities $4,000,000 through secured promissory notes. There were $1,384,409 in outstanding loans due to the Company as of June 30, 2016, and the entire balance of these loans was repaid by drawing on the new loans.

The executive of the Company that owns 60% of the entities has assigned to the Company control over the financial and operating policies of the entities and has assigned to the Company a beneficial interest in 60% of the income or loss of the entities.

The transaction is accounted for by the Company as a business combination, with the results included in the Company’s net loss from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The purchase price was $nil and the following table summarizes the consideration for the acquisition:

Liabilities Assumed	$2,385,966

The following table summarizes the finalized purchase price allocation:

Restricted Cash	$400,000
Deposits	233,700
Property and Equipment	611,263
Intangible Assets - Licenses	1,141,003

Total Assets	$2,385,966

Acquisition costs, of $126,086, were excluded from the consideration transferred, and were included in General and Administrative expenses in the period in which they were incurred.

8.	INTANGIBLE ASSETS

At December 31, 2017 and 2016, the Company held intangible assets with a value of $1,141,003, which consists of one Illinois cannabis dispensary license and one Illinois cannabis cultivation license. These licenses were acquired in connection with the acquisition of the Illinois entities on June 30, 2016. They have indefinite lives and are not amortized.

19

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.	GAIN ON INVESTMENT

In 2016, the Company paid $53,432 for an investment in a California cannabis dispensary license and concluded that the Company did not have significant influence on the entity because the majority partners ignored all input from the Company and made decisions that the Company disagreed with. The Company was also unable to obtain any financial or additional information on losses incurred by the entity. Due to a lack of significant influence, the investment was kept at cost.

In May 2017, the Company entered into an agreement to sell this interest to an unrelated party. The transaction closed in July 2017 and resulted in a $1.04 million gain for the Company.

10.	NOTES PAYABLE TO RELATED PARTIES

In 2016, the Company received $3,000,000 in exchange for a note payable to an investor that is an owner of stock in Ventures and holds Class B units in Holdings. The note accrues interest at 5 percent per annum and requires no payments prior to maturity. In 2017, the maturity date of the note was extended from May 30, 2017 to December 31, 2018. The modification was not considered to be significant and no additional gain on loss was recognized. The note has senior status which prevents the Company from incurring indebtedness that is in parity with or in priority to this note without prior consent of the holder.

As part of the issuance of the note, the holder received fully vested warrants to purchase 2,258 shares of Ventures for $0.01 per share. These warrants had not been exercised as of December 31, 2017. At the time of issuance, a loan discount was recorded for the $407,422 value of the warrants, which was based on the value of Ventures. The loan discount balance is $162,969 at December 31, 2016, and became fully amortized during 2017. The loan discount was amortized as interest expense during the original loan term, which resulted in interest expense of $162,969 and $244,454 for the years ended December 31, 2017 and 2016.

Subsequent to December 31, 2017, the balance of this note plus accrued interest were converted into Class D units of Holdings. See Note 21.

The Company had $500,000 and $425,000 as of December 31, 2017 and 2016, respectively, in notes outstanding with Company executives who are also owners. The notes pay interest at 10% per annum and require no payments prior to maturity. The maturity dates of the notes have been extended to December 31, 2018.

At December 31, notes payable consisted of the following:

	2017	2016
$3 million note face value	$3,000,000	$3,000,000
Loan discount on $3 million note	-	(162,969)
Notes from executives	500,000	425,000
Other	5,000	-
Total Notes Payable to Related Parties	$3,505,000	$3,262,031

Accrued interest on $3 million note	$232,877	$82,877
Accrued interest on notes from executives	57,164	8,130
Total Related Party Interest Payable	$290,041	$91,007

20

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.	CONVERTIBLE DEBT

During 2017, the Company issued $10.12 million in convertible long-term debt. These notes accrue interest at an annual rate of 5% and mature in two years from issuance or are convertible upon an equity capital raise (Funding Event) of greater than $10 million by the Company. If no Funding Event occurs, at maturity, the debt holders have the option of converting the debt to equity units at a fixed price that was considered fair value at the time the note was issued.

Since the rate of interest for a similar note without the conversion feature was 10%, at the time of issuance, a loan discount was recorded for the $871,213 value of the equity component of the notes. The loan discount is amortized over the two year term of the notes which resulted in $187,337 in interest expense during 2017 and a loan discount balance of $683,876 at December 31, 2017.

Proceeds have been used to fund operations and for the construction of dispensaries and cultivation facilities for subsidiaries and affiliates. A Funding Event has occurred in June 2018 when a minimum of $10 million of Class D units were sold. See Note 21 for additional information on the sale of Class D units.

12.	GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31, general and administrative expenses were comprised of:

	2017	2016
Salaries & Benefits	$2,079,446	$1,913,574
Professional Fees	1,213,304	2,164,891
Other	539,761	375,096
Travel	171,348	112,356
Share-Based Compensation	167,581	141,144
Rent	166,918	193,196
Total	$4,338,358	$4,900,257

13.	MEMBERS’ EQUITY

Ventures was the holding company for the Company prior to September 15, 2016. Ventures has 80,000 Series A Preferred shares and 36,125 Series B Preferred shares outstanding during the two year period ended December 31, 2017.

On September 15, 2016, Ventures converted from a corporation to a limited liability company by transferring all of its assets and liabilities to newly formed Holdings in exchange for 500,000 Class A units (preferred units). The owners of Ventures continue to control Holdings through these Class A units. These units will receive a preferred distribution of $33,333,000, plus a 6% per annum preferred return on $33,333,000 with no maturity. After the preferred distribution and preferred return, the Class A units do not participate in any further distributions. The owners of Class A units were also issued 135,108 Class B units (common units) in Holdings that give the owner a profit interest. The Class A units and the Class B units are designed to put the holder in a similar economic position as they had prior to the formation of Holdings.

21

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.	MEMBERS’ EQUITY (Continued)

Upon conversion 5,782 Class C units were granted and were fully vested to owners of Ventures stock options. These Class C units along with the existing stock options put option holders in a similar economic position as they had prior to the formation of Holdings.

Subsequent to the formation of Holdings, the Company has granted additional Class C units to certain employees and a member of the Board of Managers. At December 31, 2017, a total of 3,916 of these Class C units had vested, 3,416 and 500 for the years ended December 31, 2017 and 2016 respectively, bring the total number of common units (Class B and Class C units) to 144,806.

As long as Ventures owns any Class A units, the Board of Directors of Ventures shall be entitled to remove and replace all three members of the Board of Managers of Holdings. The Board of Managers have the exclusive right to manage the Company. Class B and Class C units (common units) do not have voting rights.

See Note 21 for information on the issuance of Class D, E, and F units (common units) subsequent to December 31, 2017.

14.	NON-CONTROLLING INTEREST

Non-controlling interest is shown as a component of total members’ equity (deficit) on the Consolidated Statements of Financial Position, and the share of loss attributable to non-controlling interest is shown as a component of net loss in the Consolidated Statements of Operations.

During 2017, non-controlling interests contributed $777,147 in additional paid in capital for MMA Capital LLC, Mission Maryland LLC, CIHI Investco LLC, Premium Investco LLC, and Adroit Consulting Group LLC. There were no non-controlling interest contributions in 2016. These capital contributions were required per the operating agreements.

15.	SHARE-BASED COMPENSATION

Ventures issued stock options to certain employees in 2014 and 2015. The Company granted 31,750 Class C units to those that held stock options and were still employed or were board member with vesting requirements that corresponded to the original stock options. The Ventures stock that will be issued upon exercise of the options, plus the Class C units are designed to put the stock option holder in the same economic position that they had prior to the reorganization. The Company recognizes the vesting of Ventures stock options by using the values of the stock options as determine when the stock options were granted. For the years ended December 31, 2017 and 2016, the Company recorded approximately $34,000 and $93,000, respectively in share-based compensation for stock options. No stock options in Ventures were exercised as of December 31, 2017. The Ventures stock options and corresponding Class C units, in general vest over a three year period from the grant date (at the anniversary date of the grant) and require continuous employment for vesting.

During the years ended December 31, 2017 and 2016, the Company granted 5,150 and 500 in new Class C units, respectively. The Company recognized share-based compensation of approximately $134,000 and $48,000 during the years ended December 31, 2017 and 2016, respectively, for these new Class C units.

22

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	SHARE-BASED COMPENSATION (Continued)

The fair value of the Class C units granted in 2017 and 2016 was estimated using the Black- Scholes model, using various assumptions regarding (a) the expected holding period, (b) the risk- free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and was calculated based on the grant agreement terms, which included a hurdle amount to be exceeded before participation in returns.

The expected holding period represents the period of time that the units are expected to be outstanding. The units were assumed to remain outstanding until the Company experienced a change in control of ownership (CIC) or an initial public offering (IPO). The units vest based on continued employment with the Company. The risk- free rate of return for periods approximating the expected holding period of the units was based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield was assumed based on the 6% preferred return for the Class A units. Because the Company’s equity was privately held and was not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of equity.

The key assumptions used for grants awarded in 2017 and 2016, were as follows:

Expected holding period - 5 years Risk–free rate of return - 1.2%

Expected dividend yield - 6.0%

Expected volatility - 70.0%

Share- based compensation cost is recognized by amortizing the grant- date fair value of the equity based awards, less estimated forfeitures, on a straight- line basis over the requisite service period of each award. Share-based compensation is included in general and administrative expenses in the accompanying consolidated statement of operations. As of December 31, 2017, there was approximately $364,000 of unrecognized compensation cost related to outstanding equity- based awards which is expected to be recognized subsequent to December 31, 2017. Total unrecognized compensation cost will be adjusted for estimated forfeitures.

16.	RELATED PARTIES

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Managers, who control approximately 55% of the Class A, Class B and Class C units of the Company. Compensation provided to key management is as follows:

	December 31, 2017	December 31, 2016
Short-term employee benefits	$1,009,000	$934,000
Share-based compensation	20,000	103,000
	$1,029,000	$1,037,000

23

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	RELATED PARTIES (Continued)

Related party transactions

The Company has issued notes receivable to certain related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company’s strategy is to provide financing and real estate to related parties that own cannabis licenses where the Company has an economic interest through contracts. When related party cannabis operations open, cash flow is expected to be used to repay the loans and accrued interest. The Company has evaluated the value of the net assets of these related parties, including the cannabis licenses, and has determined that the value of the net assets is in excess of the loans and accrued interest outstanding at December 31, 2017 and 2016. The details of these notes receivable to related parties are as follows:

The Company holds notes receivable from Mission Massachusetts Inc. which is related because executives of the Company sit on the Board of Directors. As of December 31, 2017 and 2016, notes receivables from Mission Massachusetts Inc. totaled $1,702,678 and $502,741, respectively. Interest income from the notes is $159,867 and $49,916 for 2017 and 2016 respectively. Mission Massachusetts Inc. has used the proceeds from the notes to build a cannabis dispensary and a cultivation facility in Worcester Massachusetts that are expected to open in the second quarter of 2019.

The Company holds a note receivable from Chesapeake Integrated Health Institute, LLC (CIHI). At December 31, 2017 and 2016, there were $537,717 and $0 in notes receivable from CIHI, respectively. Interest income from the note in 2017 is $12,717. The dispensary is expected to open in the second quarter of 2019.

The Company holds a note receivable from Premium Medicine of Maryland, LLC (Premium). At December 31, 2017 and 2016, there were $152,400 and $0 in notes receivable from Premium, respectively. Interest income from the note in 2017 is $2,400. Premium opened a cannabis dispensary in October 2018.

As of December 31, 2017 and 2016, the Company holds notes receivables of $589,175 and $331,963, respectively, from various other entities that hold cannabis licenses, have applied for cannabis licenses, or hold interests in real estate that can be used for cannabis operations. These entities are related parties because one or more employee of the Company has an ownership in the entity.

The Company held notes receivable from Natural Remedies, Inc. The Company stopped funding Natural Remedies, Inc. in 2017 and wrote-off costs and notes receivable resulting in a $152,522 loss in 2017 and a $252,518 loss in 2016 that is recorded as Other Income (Expense) in the accompanying Consolidating Statements of Operations.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

24

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	COMMITMENTS AND CONTINGENCIES

Lease Expense – The Company has five real estate leases that are classified as operating leases. Future minimum lease obligations under these leases as of December 31, 2017, and for each of the five succeeding years and thereafter are as follows:

2018	$316,611
2019	322,089
2020	287,624
2021	298,311
2022	303,094
Thereafter	2,306,177

$3,833,906

Future lease commitments include approximately $2.9 million pertaining to the cultivation facility in Elk Grove Village, Illinois. This lease has a 20 year term ending on August 31, 2035. The premises consist of 11,622 square feet and there are two options to rent additional space of 12,500 square feet and 28,930 square feet. The additional space can be occupied following the expiration of the landlord’s lease with a third party on or before October 31, 2019. The Company has the right of first refusal for any sale of the property by the landlord. Escalating rent per the lease resulted in an increase to the deferred rent balance in 2017 as reflected in the consolidated statement of financial position.

Lease expense for the years ended December 31, 2017 and 2016 was $304,982 and $193,196 for the years ended December 31, 2017 and 2016 respectively, of which $149,834 and $0 is included in cost of goods sold in 2017 and 2016 respectively.

Other Contingencies – The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at December 31, 2017 and 2016, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Legal Matters – The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018 has found that one of the consulting clients is liable to the Company in the amount of $5.5 million and the other consulting client is liable to the Company in the amount of $3.8 million. Because the award can be appealed, there is substantial doubt that the Company will be able to collect the award. Thus the Company has not recognized an asset for the damages for this decision.

In 2016, the Company settled a business dispute related to its consulting business and recorded a gain of $3,000,000.

25

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.	INCOME TAXES

At December 31, 2017 and 2016, the Company has gross deferred income tax assets before valuation allowance of approximately $15,000 and $0, respectively, which relate primarily to U.S. and state net operating loss carryforwards. Realization of these assets is dependent upon the Company’s ability to generate sufficient future taxable income by 2029, the year in which these unused carryforwards begin to expire. Management has assessed the available positive and negative evidence to assess the Company’s ability to generate such income and has determined that it is more likely than not that the deferred tax assets will not be realized.

Accordingly, valuation allowances have been recorded at December 31, 2017 and 2016 to reduce such deferred assets to $0. The valuation allowance increased by approximately $15,000 in 2017 as a result of continued losses. The significant items in the income tax expense as a dollar amount or as a percentage to pretax income based on statutory tax rates relates to the impact of valuation allowance, items not deductible for tax purposes, and the impact of the change in tax law.

Federal and state tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company, as defined by Internal Revenue Code Section 382 (Section 382). The Company does not believe a change in ownership, as defined by Section 382, has occurred but a formal study has not been completed. The Company has net operating loss carryforwards for federal and state income tax purposes of approximately $55,000 as of December 31, 2017. The federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2037 and 2029, respectively. The tax return years 2016 through 2017 remain open to examination by the taxing jurisdictions to which the Company is subject. Net operating losses generated on a tax return basis by the Company for the years ended December 31, 2016 through 2017 remain open to examination by the taxing jurisdictions.

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017 by the U.S. government reduces the federal corporate tax rate from 34% to 21% effective January 1, 2018. As a result, the gross blended tax rate before valuation allowance applied to deferred tax assets and liabilities was reduced from 39% to 27%. Since the company maintains a full valuation allowance against the overall deferred tax asset, the Tax Act had no impact on the consolidated financial statements.

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISKMANAGEMENT

The Company’s financial instruments consist of cash, restricted cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of December 31, 2017 and 2016.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2017 and 2016.

26

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following table summarizes the Company’s financial instruments as of December 31, 2017:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$3,608,506	$-	$3,608,506
Accounts Receivable	18,576	-	18,576
Other Receivables	71,494	-	71,494
Notes Receivable and Accrued Interest	2,981,970	-	2,981,970
Financial Liabilities:
Accounts Payable	-	401,378	401,378
Other Current Liabilities	-	154,802	154,802
Notes Payable and Accrued Interest	-	3,795,041	3,795,041
Convertible Notes	-	9,436,124	9,436,124

The following table summarizes the Company’s financial instruments as of December 31, 2016:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$2,062,423	$-	$2,062,423
Restricted Cash	400,000	-	400,000
Accounts Receivable	9,461	-	9,461
Other Receivables	86,133	-	86,133
Notes Receivable and Accrued Interest	834,704	-	834,704
Financial Liabilities:
Accounts Payable	-	723,322	723,322
Other current Liabilities	-	91,859	91,859
Notes Payable and Accrued Interest	-	3,353,038	3,353,038

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

27

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	FINANCIAL INSTRUMENTS AND FINANCIALRISK MANAGEMENT (Continued)

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2017 and 2016, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $3.0 million and $0.8 million respectively.

The Company maintains cash with federally insured financial institutions. As of December 31, 2017 and 2016, the Company exceeded federally insured limits by approximately $3.0 million and $1.5 million respectively. The Company has historically not experienced any losses in such accounts.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 17, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total
Accounts Payable and Accrued Liabilities	$556,180	$-	$-	$-	$556,180
Deferred Rent	83	909	640	119,006	120,638
Notes Payable to Related
Parties and Accrued Interest	3,795,041	-	-	-	3,795,041
Convertible Notes	-	9,436,124	-	-	9,436,124

(c)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

20.	SEGMENT INFORMATION

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessing its performance.

28

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.	SEGMENT INFORMATION (Continued)

Company’s operating results are divided into two reportable operating segments plus corporate. The two reportable operating segments are medical cannabis and consulting. The Company primarily operates in the medical cannabis segment which includes building and operating dispensaries and cultivation facilities. The Consulting segment serves third parties and includes application services to help secure licenses, implementation services to assist license holders with opening dispensaries, and ongoing fees from existing contracts.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer.

	Medical
Year ended December 31, 2017	Cannabis	Consulting	Corporate	Total
Revenue	$46,809	$674,200	$-	$721,009
Gross profit (loss)	(992,607)	674,200	-	(318,407)
Net income (loss)	(2,704,329)	674,200	(2,308,998)	(4,339,127)

	Medical
Year ended December 31, 2016	Cannabis	Consulting	Corporate	Total
Revenue	$-	$668,858	$-	$668,858
Gross profit (loss)	(74,143)	668,858	-	594,715
Net income (loss)	(1,755,168)	2,384,706	(2,443,880)	(1,814,342)

21.	SUBSEQUENT EVENTS

On April 4, 2018, Mission Massachusetts Inc., a related party to the Company, converted from a not-for-profit for state purposes, to a new entity, Mission MA, Inc., which is a for-profit entity for state purposes. The Company is evaluating the effect of this conversion for the 2018 year.

On June 12, 2018, the Company opened a cannabis dispensary in Allentown Pennsylvania.

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

Because more than $10 million of Class D units were sold, the owners of convertible debt had the option of converting their debt into Class D units. All of the holders of the outstanding $10.1 million in convertible debt converted their debt into Class D units as of June 2018.

29

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.	SUBSEQUENT EVENTS (Continued)

The holder of a $3,000,000 note payable agreed to convert the $3,000,000 balance of the note plus $301,096 in accrued interest into Class D units at $442.50 each. This conversion was completed in June 2018. Stock warrants in Ventures that were held by the note holder were also exercised in exchange for 2,238 shares of Ventures’ common stock. See Note 10.

On April 19, 2018 the Company, through an affiliate, purchased an additional 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2,000,000 note. On August 29, 2018, the Company exchanged the note for 4,520 Class E units with a value of $2,000,100. The Class E units have similar rights to the Class D units. On November 13, 2018, the Company, through an affiliate, purchased the remaining 15.83% interest in Mission Pennsylvania II LLC for $500,000 plus 693.27 Class F Units from a non-controlling interest.

On August 31, 2018, the Company borrowed $3,000,000 through a note that matures on December 31, 2018, accrues interest at 20 percent per annum and requires no payments prior to maturity. The Company repaid the principle of $3,000,000 plus accrued interest of $184,027 in December 2018.

In September and October 2018, the Company sold approximately $30 million in Class F units to investors at $486.75 per unit. The proceeds were used to finance the Healthy Pharms Inc. acquisition and for general business purposes.

During November 2018, $250,000 in related party debt plus accrued interest was settled with Class F units.

On November 13, 2018, the Company completed an acquisition of Healthy Pharms Inc., an entity that owns a cannabis license in Massachusetts and operates two dispensaries and one vertically integrated cultivation facility. The purchase price was $27 million and was paid in cash of approximately $20 million, the issuance of 7,605 Class E units of approximately $3.5 million and the issuance of a $3,500,000 note payable. The interest rate of the note is 15% per annum, requires quarterly interest only payments, and the principal is due on November 13, 2019. In addition, the Company agrees to pay up to $6.06 million to the sellers for the value of the Healthy Pharms Inc. inventory. Payments are due on March 13, 2019 and July 13, 2019 (based on gross sales), with the final payment due on November 13, 2019. The final payment is subject to being reduced by up to $2.43 million under certain circumstances.

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the years ended December 31, 2017 and 2016, are presented below:

	Holdings		Healthy Pharms Inc.		Pro-forma Results
	For the Year Ended		For the Year Ended		For the Year Ended
	December	December	December	December	December	December
	31, 2017	31, 2016	31, 2017	31, 2016	31, 2017	31, 2016

Revenue, net	$721,009	$668,858	$1,992,416	$-	$2,713,425	$668,858
Gross profit (loss)	(318,407)	594,715	1,942,087	-	1,623,680	594,715
Net operating loss	(4,656,765)	(4,305,542)	(336,561)	(642,502)	(4,993,326)	(4,948,044)
Net loss	(4,339,127)	(1,814,342)	(1,837,261)	(988,975)	(6,176,388)	(2,803,317)

30

4FRONT HOLDINGS LLC
Notes to Consolidated Financial Statements
For the Years Ended 2017 and 2016
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.	SUBSEQUENT EVENTS (Continued)

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of April 18, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. This line can be used for general corporate expenses and for acquisitions. If the merger is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

On February 22, 2019, the Company completed an acquisition of Greens Goddess Products, Inc., an entity that owns a cannabis license in Arizona and operates a dispensary in Phoenix. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 will be used to pay income taxes for 2018 or will be paid to the seller. In March, the Company settled certain legal matters on behalf of Greens Goddess Products, Inc. for approximately $350,000.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

31

4FRONT HOLDINGS LLC

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2018 AND 2017 (IN US DOLLARS)

4FRONT HOLDINGS LLC
TABLE OF CONTENTS

Page(s)
CONSOLIDATED FINANCIAL STATEMENTS:

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Operations	2

Condensed Interim Consolidated Statements of Changes in Members’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4-5

Notes to Unaudited Interim Condensed Consolidated Financial Statements	6-30

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Financial Position
At September 30, 2018 and December 31, 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

		September 30,	December 31,
	Note	2018	2017
ASSETS		(Unaudited)	(Audited)
Current Assets:
Cash		$2,346,126	$3,608,506
Accounts Receivable		-	18,576
Other Receivables		5,560	71,494
Inventory		115,753	19,172
Prepaid Expenses		139,252	125,014
Notes Receivable and Accrued Interest from Related Parties	Note 3	1,765,000	-
Total Current Assets		4,371,691	3,842,762

Property and Equipment, Net	Note 6	8,911,895	5,506,006
Notes Receivable and Accrued Interest from Related Parties	Note 3	9,444,617	2,981,970
Intangible Assets	Note 5	1,141,003	1,141,003
Deposits	Note 4	426,757	306,786
TOTAL ASSETS		$24,295,963	$13,778,527

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$867,596	$401,378
Accrued Expenses and Other Current Liabilities		477,100	154,802
Unearned Revenue		-	60,000
Deferred Rent		188,866	120,638
Note Payable and Accrued Interest, net of discount	Note 7	2,896,614	-
Notes Payable and Accrued Interest to Related Parties	Note 8	594,562	3,795,041
Total Current Liabilities		5,024,738	4,531,859

Convertible Notes	Note 9	-	9,436,124
Unearned Revenue		557,500	367,500

TOTAL LIABILITIES		5,582,238	14,335,483

MEMBERS' EQUITY (DEFICIT)
Controlling Interest:
Contributed Capital		38,350,121	11,102,364
Accumulated Deficit		(19,283,770)	(11,450,567)
Non-Controlling Interest
Members' Deficit	Note 12	(352,626)	(208,753)
TOTAL MEMBERS' EQUITY (DEFICIT)		18,713,725	(556,956)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		$24,295,963	$13,778,527

Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 15)
Subsequent Events (Note 18)

Approved and authorized by the Board of Managers on March 19, 2019

"Josh Rosen"	"Karl Chowscano"
Board of Managers	Board of Managers

The accompanying notes are an integral part of these condensed consolidated financial statements
1

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2018	2017	2018	2017
REVENUE
Application Services		$-	$162,500	$90,000	$300,000
Implementation Services		-	-	60,000	134,000
Ongoing Fees and Other		21,375	10,305	44,714	59,929
Dispensary Sales		575,144	14,341	776,485	14,341
Total Gross Revenue		596,519	187,146	971,199	508,270
Cost of Goods Sold - to Grow and Manufacture Products		(335,041)	(181,788)	(855,435)	(627,212)
Cost of Goods Sold - Dispensary		(290,144)	(3,933)	(479,260)	(3,933)
Gross (Loss) Profit		(28,666)	1,425	(363,496)	(122,875)

OPERATING EXPENSES

Selling, General and Administrative Expenses	Note 10	3,210,147	1,190,563	7,563,859	3,130,788

Loss from Operations		(3,238,813)	(1,189,138)	(7,927,355)	(3,253,663)

Other Income (Expense)
Interest Income		275,640	68,263	475,864	183,196
Interest Expense		(112,932)	(157,169)	(1,120,420)	(519,694)
Other Income		(5,697)	(190,152)	(88,592)	846,132
Total Other Income (Expense)		157,011	(279,058)	(733,148)	509,634

Net Loss		(3,081,802)	(1,468,196)	(8,660,503)	(2,744,029)

Net Loss Attributable To Non-Controlling Interest		(309,556)	(224,941)	(827,300)	(585,423)

Net Loss Attributable to 4Front Holdings LLC		$(2,772,246)	$(1,243,255)	$(7,833,203)	$(2,158,606)

The accompanying notes are an integral part of these condensed consolidated financial statements
2

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statement of Changes in Members' Equity
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

						Non-Controlling
						Interest
		Preferred	Common	Contributed	Accumulated	Members'	Total
	Note	Units	Units	Capital	Deficit	Equity	Equity

Balance, January 1, 2017		500,000	141,390	$10,063,571	$(7,861,697)	$(235,643)	$1,966,231

Members' contributions	Note 12	-	-	-	-	565,823	565,823
Equity based compensation	Note 13	-	1,167	103,646	-	-	103,646
Convertible debt loan discount	Note 9	-	-	513,357	-	-	513,357
Net loss		-	-	-	(2,158,606)	(585,423)	(2,744,029)

Balance, September 30, 2017		500,000	142,557	$10,680,574	$(10,020,303)	$(255,243)	$405,028

Balance, January 1, 2018		500,000	144,806	$11,102,364	$(11,450,567)	$(208,753)	$(556,956)

Members' contributions	Note 12	-	-	-	-	637,498	637,498
Conversion of debt to Class D	Notes 8 & 9	-	39,125	13,421,096	-	-	13,421,096
Sale of D and F units	Note 11	-	30,284	13,405,076	-	-	13,405,076
Issuance of Class E units for in-kind contributions	Note 11	-	4,520	2,000,100	-	-	2,000,100
Purchase of non-controlling interests	Note 11	-	-	(2,046,029)	-	45,929	(2,000,100)
Equity based compensation	Note 13	-	2,034	467,514	-	-	467,514
Net loss		-	-	-	(7,833,203)	(827,300)	(8,660,503)

Balance, September 30, 2018		500,000	220,769	$38,350,121	$(19,283,770)	$(352,626)	$18,713,725

The accompanying notes are an integral part of these condensed consolidated financial statements
3

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(7,833,203)	$(2,158,606)
Net loss attributable to non-controlling interest	(827,300)	(585,423)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	173,917	24,403
Loss on disposal of property and equipment	5,902	-
Equity based compensation	467,514	103,646
Accrued interest income on notes receivable from related parties	(475,864)	(90,708)
Accrued interest on notes payable to related parties	105,617	148,623
Accrued interest on convertible notes	-	111,500
Amortization of loan discount on convertible notes	683,876	95,955
Amortization of loan discount on note payable	50,052	-
Amortization of loan discount on note payable to related party	-	162,969
Deferred rent expense	68,228	22,121
Reclass gain on sale of investment in dispensary to investing activity	-	(1,036,303)
Changes in operating assets and liabilities
Restricted cash	-	400,000
Accounts receivable	18,576	(53,039)
Other receivables	102,136	85,836
Deposits	(119,971)	(53,504)
Inventory	(96,581)	(11,368)
Prepaid expenses	(14,238)	7,596
Accounts payable	466,218	(460,150)
Accrued expenses and other liabilities	322,298	575,451
Unearned revenue	130,000	12,284

NET CASH USED IN OPERATING ACTIVITIES	(6,772,823)	(2,698,717)

CASH FLOWS FROM INVESTING ACTIVITIES
Issuance of notes receivable to related parties	(7,792,985)	(1,658,720)
Investment in dispensary	-	1,089,735
Purchases of property and equipment	(3,585,708)	(3,798,999)

NET CASH USED IN INVESTING ACTIVITIES	(11,378,693)	(4,367,984)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of D units	13,355,076	-
Sale of F units	50,000	-
Non-controlling interest members' contributions	637,498	565,823
Issuance of Convertible Debt	-	5,970,000
Issuance of Notes Payable	2,846,562	75,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	16,889,136	6,610,823

The accompanying notes are an integral part of these condensed consolidated financial statements
4

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2018	2017

NET (DECREASE) IN CASH	(1,262,380)	(455,878)

CASH, BEGINNING OF YEAR	3,608,506	2,062,423

CASH, END OF YEAR	$2,346,126	$1,606,545

Cash paid for interest	$230,126	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES

Conversion of Debt into Class D Units	$13,421,096	$-
Issuance of Class E units for purchase of non-controlling interests	$2,000,100	$-

The accompanying notes are an integral part of these condensed consolidated financial statements
5

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION

Nature of Operations and Going Concern

4Front Holdings LLC (Holdings) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (Ventures) (collectively the “Company”). Holdings operates licensed cannabis facilities in state- licensed markets in the United States. As of September 30, 2018, the Company operated a dispensary and a cultivation facility in Illinois, a dispensary in Pennsylvania and manages a dispensary in Maryland. The Company owns dispensary/cultivation licenses in Massachusetts, and dispensary licenses in Pennsylvania and Maryland.

The Company operates a legacy consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and those of its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Due to losses during the Company’s startup phase, the Company has been required to secure sufficient financing to fund its working capital requirements.

When the Company made its decision to merge with Cannex Capital Holdings Inc. (Cannex) in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $10 million in proceeds. In place of this note, an $8 million short-term line of credit was obtained from Cannex.

For the nine months ended September 30, 2018, the Company had a loss of $8,660,503, negative cash flow from operations, and working capital deficit at September 30, 2018. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

Management believes that if the Cannex merger is cancelled, that it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

6

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company, its subsidiaries, and its affiliates are as follows:

(a)	Basis of Preparation

The unaudited interim condensed and consolidated financial statements (the “financial statements”) of the Company have been prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB and IFRIC. The accounting policies and critical estimates used in preparing these interim consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017.

These interim financial statements were approved and authorized for issue by the Board of Managers of the Company on March 19, 2019.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein.

(c)	Functional Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

(d)	Basis of Consolidation

These financial statements incorporate the financial statements of the Company and its affiliates. Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

The accompanying financial statements include all of the Company’s affiliates in which the Company has control, most often because the Company holds a majority voting interest.

7

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Basis of Consolidation (Continued)

Illinois Grown Medicine LLC and Harborside Illinois Grown Medicine Inc. are consolidated affiliates because an executive of the Company owns 60% of the entities. The executive has assigned to the Company control over the financial and operating policies of the entities and has assigned to the Company a beneficial interest in 60% of the income or loss of the entities.

The Company reevaluates whether there is a controlling financial interest in these entities when the voting rights change.

The accompanying financial statements include the following subsidiaries and affiliates of 4Front Holdings LLC:

			2018	2017
		State of	Ownership	Ownership
Business Name	Entity Type	Operations	%	%
4Front Ventures, Inc.	Holding Company	Arizona	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
4Front Management Associates, LLC	Management Company	Massachusetts	76%	76%
MMA Capital, LLC	Finance Company	Massachusetts	76%	76%
Illinois Grown Medicine, LLC	Cultivation Facility	Illinois	60%	60%
Harborside Illinois grown Medicine Inc.	Dispensary	Illinois	60%	60%
Mission Maryland, LLC	Dispensary	Maryland	65%	65%
Mission Pennsylvania II LLC	Dispensary	Pennsylvania	84%	50%
4Front CIHI Investco, LLC	Investment Company	Maryland	85%	85%
4Front PM Investco, LLC	Investment Company	Maryland	83%	83%
4Front MARI Investco, LLC	Investment Company	Maryland	90%	-
Silver Spring Consulting Group, LLC	Management Company	Maryland	66%	66%
Adroit Consulting Group, LLC	Management Company	Maryland	56%	56%
Old State Line Consulting Group, LLC	Management Company	Maryland	60%	-

Non-controlling interests are separated from the members of the Company’s interest in the financial statements.

8

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Buildings and improvements	39 years
Furniture and fixtures	7 years
Computer equipment	3 – 5 years
Other equipment	7 – 10 years
Leasehold improvements	Remaining life of lease
Assets under construction	Not depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each year-end and adjusted prospectively, if appropriate. An asset is derecognized upon disposal or when no future economic benefit is expected. Any gain or loss from derecognition of the asset (the difference between the net disposal proceeds and the carrying value) is included in the Statements of Operations in the years of derecognition.

(f)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Any amortization is recorded on a straight-line basis over the estimated useful lives, which do not exceed the contractual period. Cannabis licenses are intangible assets that have indefinite useful lives and are not subject to amortization. Intangible assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. The Company had not recognized any impairment losses for the three and nine months ended September 30, 2018 and 2017.

(g)	Financial Instruments (See also Note 16)

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis.

9

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Financial Instruments (See also Note 16) (Continued)

(i)	Equity Instruments at Fair Value Through Other Comprehensive Income (“FVOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. There were no such instruments at September 30, 2018 or December 31, 2017. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii)	Amortized Cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii)	Fair Value Through Profit or Loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018.

Classification
Cash and Cash Equivalents	Fair Value through Profit or Loss
Other Receivables	Amortized Cost
Notes Due from Related Parties	Amortized Cost
Accounts Payable and Accrued Liabilities	Amortized Cost
Notes Payable	Amortized Cost
Notes Payable to Related Parties	Amortized Cost

10

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Financial Instruments (See also Note 16) (Continued)

(iv)	Impairment of Financial Instruments

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECL’s for all debt financial assets not held at fair value through profit or loss. ECL’s are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at a rate approximating the asset’s original effective interest rate.

(h)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 6)

Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 5)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(iii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

11

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Significant Accounting Judgments, Estimates and Assumptions (Continued)

(iv)	Share-Based Compensation

The fair value of share-based compensation expenses are estimated using the Black- Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

(i)	Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

12

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Recent Accounting Pronouncements (Continued)

(ii)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

(j)	Cash

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(k)	Accounts Receivable

Accounts receivable are carried at the original invoiced amount. Management determines the need for an allowance for doubtful accounts by identifying any collection issues. Accounts receivable are written off when deemed uncollectible and recoveries of accounts receivable previously written off are recorded when received. No interest on past due accounts receivable is recognized in income until collected. As of September 30, 2018, and December 31, 2017, management has determined that no allowance for doubtful accounts is required to cover uncollectable balances.

(l)	Biological Assets

The Company measures biological assets, which consists of medical cannabis plants, at fair value less costs to sell and complete up to the point of harvest. The Company determined that the value of the biological assets was zero at each year end and the write off was included in cost of goods sold since the Company’s intent was to harvest and sell products that would be produced from the harvested biological assets.

(m)	Inventory

The Illinois and Pennsylvania dispensaries’ inventory consists of cannabis products for resale, supplies and consumables. Dispensary inventory includes the purchase price plus costs to purchase the inventory. Inventory is valued at the lower of cost or net realizable value.

13

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Revenue Recognition

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The Company adopted IFRS 15 under the modified retrospective approach where the cumulative impact of adoption is recognized in retained earnings as of January 1, 2018, and comparatives will not be restated.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgement. The model features the following contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identifying the contract with a customer;
2.	Identifying the performance obligation(s) in the contract;
3.	Determining the transaction price;
4.	Allocating the transaction price to the performance obligation(s) in the contract; and
5.	Recognizing revenue when or as the Company satisfies the performance obligations(s).

Under IFRS 15, revenue from consulting contracts that include customer training and other services upon the request of the customer is not recognized until the customer’s dispensary is open and the obligation period ends. Revenue for contracts for application services is recognized when the application is sent to the regulator and all obligations have been fulfilled. No revenue is recognized on contracts until payment is received from the customer unless there is persuasive evidence that a customer will pay. The implementation of IFRS 15 had no effect on the recognition of revenue for customer contracts as compared to the Company’s prior policy.

Under IFRS 15, revenue from the sale of cannabis at the Company’s dispensaries is recognized at the point of sale when control over the goods have been transferred to the customer and the customer has paid for the merchandise. The implementation of IFRS 15 had no effect on the recognition of revenue for dispensary sales.

For the three and nine months ended September 30, 2018 and 2017, amounts recorded as revenue are net of discounts, which were not separately tracked.

Any fees that are collected prior to their recognition as revenue are recorded as deferred revenue on the accompanying consolidated interim balance sheet.

(o)	Provision for Income Tax

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements.

14

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Provision for Income Tax (Continued)

For the corporate subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At September 30, 2018 and December 31, 2017, deferred tax assets and liabilities were immaterial.

Certain Holdings’s subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended September 30, 2018 and 2017.

3.	NOTES RECEIVABLE AND ACCRUED INTEREST FROM RELATED PARTIES

The Company held various notes receivable totaling $11,209,617 and $2,981,970 at September 30, 2018, and December 31, 2017, respectively, from related parties that hold cannabis licenses. The parties are related because a Company executive is a member of the Board of Managers or the Board of Directors of the party, or employees of the Company have a significant ownership of the party. The notes are due on demand or on June 4, 2019, and interest rates range from 0% to 18%. The notes require no payments prior to maturity or a demand, and the Company does not expect to demand repayment on any demand note prior to the dispensaries or cultivation facilities becoming operational. The notes are expected to be repaid from cash flows from the dispensaries and cultivation facilities once they open. The current portion of these notes is $1,765,000 as of September 30, 2018, which is the amount that is expected to be repaid from the cash flow of the dispensaries within the next year. See Note 14 for additional information on the notes receivable.

15

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.	DEPOSITS

As of September 30, 2018, and December 31, 2017, deposits totaled $426,757 and $306,786, respectively. The deposits are for real estate leases and include a $214,888 deposit for thelease on the Illinois cultivation facility building.

5.	INTANGIBLE ASSETS

At September 30, 2018, and December 31, 2017, the Company held intangible assets with a value of $1,141,003, which consists of one Illinois cannabis dispensary license and one Illinois cannabis cultivation license. These licenses were acquired in connection with the acquisition of the Illinois entities on June 30, 2016. They have indefinite lives and are not amortized.

6.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of September 30, 2018, and December 31, 2017:

	Buildings	Construction in Progress	Furniture, Equipment, And Other	Leasehold Improvements	Total
Cost
Balance, January 1, 2017	$312,189	$239,301	$299,501	$504,233	$1,355,224
Additions	362,070	1,783,649	624,628	1,478,939	4,249,286
Balance December 31, 2017	674,259	2,022,950	924,129	1,983,172	5,604,510
Additions	-	531,183	982,152	2,072,373	3,585,708
Disposals	-	-	(11,518)	-	(11,518)
Balance September 30, 2018	$674,259	$2,554,133	$1,894,763	$4,055,545	$9,178,700

Accumulated Depreciation
Balance, January 1, 2017	$-	$-	$28,213	$-	$28,213
Depreciation	-	-	30,988	39,303	70,291
Balance December 31, 2017	-	-	59,201	39,303	98,504
Depreciation	-	-	30,366	143,551	173,917
Disposals	-	-	(5,616)	-	(5,616)
Balance September 30, 2018	$-	$-	$83,951	$182,854	$266,805

Net Book Value
December 31, 2017	$674,259	$2,022,950	$864,928	$1,943,869	$5,506,006
September 30, 2018	$674,259	$2,554,133	$1,810,812	$3,872,691	$8,911,895

16

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.	PROPERTY AND EQUIPMENT (Continued)

Depreciation of property and equipment is computed using the straight-line method over the asset’s estimated useful life. Depreciation expense for the nine months ended September 30, 2018, and September 30, 2017, was $173,917 and $24,403, respectively, of which $12,090 is included in cost of goods sold in 2017. Depreciation expense for the three months ended September 30, 2018, and September 30, 2017, was $87,287 and $22,270, respectively, of which $4,030 is included in cost of goods sold in 2017. No depreciation expense was capitalized to inventory in 2018 as the Company is currently evaluating its inventory capitalization policy for depreciation expense.

7.	NOTES PAYABLE

On August 31, 2018, the Company borrowed $3,000,000 through a note that matures on December 31, 2018, accrues interest at 20 percent per annum and requires no payments prior to maturity. A $150,000 original issue discount and $53,472 in legal fees were capitalized as a loan discount. As of the nine months and the three months ended September 30, 2018, $50,034 of the loan discount was amortized to interest expense and $50,051 in interest had accrued. See Note 18.

8.	NOTES PAYABLE TO RELATED PARTIES

In 2016, the Company received $3,000,000 in exchange for a note payable to an investor that is an owner of stock in Ventures and holds Class B units in Holdings. The note accrues interest at 5 percent per annum and requires no payments prior to maturity. In 2017, the maturity date of the note was extended from May 30, 2017, to December 31, 2018. On June 15, 2018, the note plus accrued interest of $301,096 was converted into Class D units of Holdings.

As part of the issuance of the note, the holder received fully vested warrants to purchase 2,258 shares of Ventures for $0.01 per share. These warrants were exercised on June 15, 2018. The exercising of the warrants had no effect on the equity of Holdings. At the time of issuance, a loan discount was recorded for the $407,422 value of the warrants, which was based on the value of 4Front Ventures, Inc. The loan discount balance became fully amortized by June, 2017. The loan discount was amortized as interest expense during the original loan term, which resulted in interest expense of $162,969 for the nine months ended September 30, 2017. There was no related interest expense for the three months ended September 30, 2017.

The Company had $500,000 at both September 30, 2018, and December 31, 2017 in notes outstanding with Company executives who are also owners. The notes pay interest at 10% per annum and require no payments prior to maturity, which is December 31, 2018. During November 2018, $250,000 of these notes were repaid and $250,000 of these notes were settled with Class F units with the noteholders. See Note 18.

17

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.	NOTES PAYABLE TO RELATED PARTIES (Continued)

The balances at September 30, 2018, and December 31, 2017, were as follows:

	2018	2017
	(Unaudited)	(Audited)

$3 million note face value from 2016	$-	$3,000,000
Notes from executives	500,000	500,000
Other	-	5,000
Total Notes Payable to Related Parties	$500,000	$3,505,000

Accrued interest on $3 million 2016 note	$-	$232,877
Accrued interest on notes from executives	94,562	57,164
Total Related Party Interest Payable	$94,562	$290,041

9.	CONVERTIBLE DEBT

During 2017, the Company issued $10.12 million in convertible long-term debt. These notes accrue interest at an annual rate of 5% and mature in two years from issuance or are convertible upon an equity capital raise (Funding Event) of greater than $10 million by the Company. If no Funding Event occurs, at maturity, the debt holders have the option of converting the debt to equity units at a fixed price that was considered fair value at the time the note was issued.

Since the rate of interest for a similar note without the warrants was 10%, at the time of issuance, a loan discount was recorded for the $513,357 value of the equity component of the notes. The loan discount is amortized over the two-year term of the notes, which resulted in $95,955 in interest expense for the nine months ended September 30, 2017 and $51,343 in interest for the three months ended September 30, 2017. The loan discount balance was $417,402 at September 30, 2017.

A Funding Event occurred in June 2018 when a minimum of $10 million of Class D units were sold. Effective June 15, 2018, all noteholders made the election to convert their notes to Class D units per the terms of the notes. This resulted in the acceleration of the amortization of the loan discount and $683,876 in interest expense for the nine months ended September 30, 2018 for the $10.12 million in notes that were outstanding at June 15, 2018. There was no related interest expense for the three months ended September 30, 2018.

See Note 11 for additional information on the sale of Class D units.

18

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For nine months ended September 30, general and administrative expenses were comprised of:

	2018	2017

Salaries & Benefits	$2,728,420	$1,666,454
Professional Fees	2,067,492	668,405
Other	1,335,727	386,728
Share-Based Compensation	467,514	103,646
Marketing and Advertising	385,435	58,242
Travel	291,316	131,183
Rent	287,955	116,130
Total	$7,563,859	$3,130,788

For three months ended September 30, general and administrative expenses were comprised of:

	2018	2017

Salaries & Benefits	$1,145,274	$561,693
Professional Fees	934,881	247,846
Other	474,876	213,716
Share-Based Compensation	168,681	55,001
Marketing and Advertising	227,437	13,163
Travel	147,452	49,816
Rent	111,546	49,328
Total	$3,210,147	$1,190,563

11.	MEMBERS’ EQUITY

Ventures was the holding company for the Company prior to September 15, 2016. Ventures has 80,000 Series A Preferred shares and 36,125 Series B Preferred shares outstanding at September 30, 2018 and December 31, 2017.

On September 15, 2016, Ventures converted from a corporation to a limited liability company by transferring all of its assets and liabilities to newly formed Holdings in exchange for 500,000 Class A units (preferred units). The owners of Ventures continue to control Holdings through these Class A units. These units will receive a preferred distribution of $33,333,000, plus a 6% per annum preferred return on $33,333,000 with no maturity. After the preferred distribution and preferred return, the Class A units do not participate in any further distributions. The owners of Class A units were also issued 135,108 Class B units (common units) in Holdings that give the owner a profit interest. The Class A units and the Class B units are designed to put the holder in a similar economic position as they had prior to the formation of Holdings.

19

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.	MEMBERS’ EQUITY (Continued)

Upon conversion 5,782 Class C units were granted and were fully vested to owners of Ventures stock options. These Class C units along with the existing stock options put option holders in a similar economic position as they had prior to the formation of Holdings.

Subsequent to the formation of Holdings, the Company has granted additional Class C units to certain employees and a member of the Board of Managers. At September 30, 2018, 5,934 of these Class C units had vested, bringing the total number of common units (Class B and Class C units) to 146,824.

As long as Ventures owns any Class A units, the Board of Directors of Ventures shall be entitled to remove and replace all three members of the Board of Managers of Holdings. The Board of Managers have the exclusive right to manage the Company. Class B and Class C units (common units) do not have voting rights.

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

Because more than $10 million of Class D units were sold, the owners of convertible debt had the option of converting their debt into Class D units. All of the holders of the outstanding $10.1 million in convertible debt converted their debt into Class D units as of June 2018.

The holder of a $3,000,000 note payable agreed to convert the $3,000,000 balance of the note plus $301,096 in accrued interest into Class D units at $442.50 each. This conversion was completed in June 2018. Stock warrants in Ventures that were held by the note holder were also exercised in exchange for 2,238 shares of Ventures’ common stock. See Note 8.

On April 19, 2018 the Company, through an affiliate, purchased an additional 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2,000,000 note. On August 29, 2018, the Company exchanged the note for 4,520 Class E units with a value of $2,000,100. The carrying value of the non-controlling interest on April 19, 2018 was a deficit of $45,929, resulting in a decrease in Contributed Capital on the unaudited Consolidated Statements of Members’ Equity of $2,046,029. The Class E units have similar rights to the Class D units.

In September 2018 the Company sold $50,000 in Class F units. The Class F units have similar rights to the Class D units.

See Note 18 for additional information on Class E and Class F units that were issued subsequent to September 30, 2018.

20

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.	NON-CONTROLLING INTEREST

Non-controlling interest is shown as a component of total members’ (deficit) on the Consolidated Statements of Financial Position, and the share of loss attributable to non-controlling interest is shown as a component of net loss in the Consolidated Statements of Operations.

During the nine months ended September 30, 2018 and 2017, non-controlling interests contributed $637,498 and $565,823 respectively in additional paid in capital for MMA Capital LLC, Mission Maryland LLC, CIHI Investco LLC, PM Investco LLC, and Old Line State Consulting Group, LLC. These capital contributions were required per the operating agreements.

13.	SHARE-BASED COMPENSATION

Ventures issued stock options to certain employees in 2014 and 2015. The Company granted 31,750 Class C units to those that held stock options and were still employed or were board member with vesting requirements that corresponded to the original stock options. The Ventures stock that will be issued upon exercise of the options, plus the Class C units are designed to put the stock option holder in the same economic position that they had prior to the reorganization. The Company recognizes the vesting of Ventures stock options by using the values of the stock options as determined when the stock options were granted. For the nine months ended September 30, 2018 and 2017, the Company recorded approximately $4,000 and $31,000, respectively, in share-based compensation for stock options. For the three months ended September 30, 2018 and 2017, the Company recorded approximately $1,000 and $10,000, respectively, in share-based compensation for stock options. No stock options in Ventures were exercised as of September 30, 2018. The Ventures stock options and corresponding Class C units, in general vest over a three year period from the grant date (at the anniversary date of the grant) and require continuous employment for vesting.

During the nine months ended September 30, 2018 and 2017, the Company granted 3,650 and 3,800 in new Class C units, respectively and 0 and 1,700 during the three months ended September 30, 2018 and 2017, respectively. The Company recognized share-based compensation of approximately $463,000 and $72,000 during the nine months ended September 30, 2018 and 2017, respectively, for these new Class C units. The Company recognized share-based compensation of approximately $167,000 and $45,000 during the three months ended September 30, 2018 and 2017, respectively.

The fair value of the Class C units granted in 2018 and 2017 was estimated using the Black - Scholes model, using various assumptions regarding (a) the expected holding period, (b) the risk - free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and was calculated based on the grant agreement terms, which included a hurdle amount to be exceeded before participation in returns.

21

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.	SHARE-BASED COMPENSATION (Continued)

The expected holding period represents the period of time that the units are expected to be outstanding. The units were assumed to remain outstanding until the Company experienced a change in control of ownership (CIC) or an initial public offering (IPO). The units vest based on continued employment with the Company. The risk -free rate of ret the expected holding period of the units was based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield was assumed based on the 6% preferred return for the Class A units. Because the Company’s equity was privately held and was not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of equity.

The key assumptions used for grants awarded in 2018 and 2017 were as follows:

Expected holding period - 5 years

Risk–free rate of return - 1.2%

Expected dividend yield - 6.0%

Expected volatility - 70.0%

Share-based compensation host is recognized by amortizing the grant- date fair value of the share based awards, less estimated forfeitures, on a straight -line basis over of each award. Share-based compensation is included in general and administrative expenses in the accompanying consolidated statement of operations. As of September 30, 2018, there was approximately $770,000 of unrecognized compensation cost related to outstanding share-based awards, which is expected to be recognized subsequent to September 30, 2018. Total unrecognized compensation cost will be adjusted for estimated forfeitures.

14.	RELATED PARTIES

(a)	Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Managers, who control approximately 55% of the Class A, Class B and Class C units of the Company. Compensation provided to key management is as follows:

	September 30, 2018	September 30, 2017

Short-term employee benefits	$802,000	$714,000
Share-based compensation	7,000	18,000
	$809,000	$732,000

22

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	RELATED PARTIES (Continued)

(b)	Related party transactions

The Company has issued notes receivable to certain related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company’s strategy is to provide financing and real estate to parties that own cannabis licenses where the Company has an economic interest through contracts. When related party cannabis operations open, cash flow is expected to be used to repay the loans and accrued interest. The Company has evaluated the value of the net assets of these related parties, including the cannabis licenses, and has determined that the value of the net assets is in excess of the loans and the accrued interest outstanding at September 30, 2018 and December 31, 2017. The details of these notes receivable to related parties are as follows:

The Company holds notes receivable from Mission MA Inc. (formally Mission Massachusetts Inc.) which is related because executives of the Company sit on the board of directors. As of September 30, 2018 and December 31, 2017, principal on the notes receivable from Mission MA Inc. totaled $7,262,022 and $1,470,687, respectively, and accrued interest totaled $656,330 and $222,132, respectively. Mission MA Inc. has used the proceeds from the notes to build a cannabis dispensary and a cultivation facility in Worcester Massachusetts that are expected to open in the second quarter of 2019.

The Company holds notes receivable from Chesapeake Integrated Health Institute, LLC (CIHI). At September 30, 2018 and December 31, 2017, there was $530,000 and $525,000, respectively, in principal receivable for both years and $44,567 and $12,717, respectively for accrued interest from CIHI.

The Company holds notes receivable from Premium Medicine of Maryland, LLC. At September 30, 2018 and December 31, 2017, there was $1,200,000 and $150,000 in principal payable, respectively, and $56,380 and $2,400 in accrued interest, respectively.

The Company holds notes receivable from Evergreen Farms Inc. At September 30, 2018 and December 31, 2017, there was $265,019 and $96,590 in principal payable, respectively and interest was not charged.

The Company holds notes receivable from Regatta Partners LLC. At September 30, 2018 and December 31, 2017, there was $260,850 and $210,795 in principal payable, respectively and interest was not charged.

The Company holds notes receivable of $139,231 from Healthy Pharms Inc. (HPI), as a loan to allow them to buy equipment prior to the Company’s November 13, 2018 acquisition of HPI. HPI is a related party because there was an acquisition agreement at the time of the loan. The loan was repaid in December 2018.

As of September 30, 2018 and December 31, 2017, the Company holds notes receivables of $882,895 and $291,649, respectively, from various other entities that hold cannabis licenses, have applied for cannabis licenses, or hold interests in real estate that can be used for cannabis operations. These entities are related parties because one or more employee of the Company has an ownership in the entity.

23

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	RELATED PARTIES (Continued)

(b)	Related party transactions (continued)

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

15.	COMMITMENTS AND CONTINGENCIES

Lease Expense – The Company has five real estate leases that are classified as operating leases. Future minimum lease obligations under these leases as of September 30, 2018, and for each of the five succeeding years and thereafter are as follows:

2018 (three months)	$114,284
2019	459,589
2020	425,124
2021	435,811
2022	440,594
2023	354,269
Thereafter	2,673,782
$4,903,453

Future lease commitments include approximately $2,794,000 pertaining to the cultivation facility in Elk Grove Village, Illinois. This lease has a 20 year term ending on August 31, 2035. The premises consist of 11,622 square feet and there are two options to rent additional space of 12,500 square feet and 28,930 square feet. The additional space can be occupied following the expiration of the landlord’s lease with a third party on or before October 31, 2019. The Company has the right of first refusal for any sale of the property by the landlord. Escalating rent per the lease resulted in an increase to the deferred rent balance in 2017 as reflected in the consolidated statement of financial position.

Lease expense for the nine months ended September 30, 2018 and 2017, was $287,955 and $116,130, respectively, of which $126,250 and $112,534 was included in cost of goods sold in 2018 and 2017, respectively. Lease expense for the three months ended September 30, 2018 and 2017 was $111,546 and $49,328, respectively, of which $49,337 and $37,300 was included in cost of goods sold in 2018 and 2017, respectively.

Other Contingencies – The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at September 30, 2018 and December 31, 2017, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

24

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	COMMITMENTS AND CONTINGENCIES (Continued)

Legal Matters – The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018, has found that one of the consulting clients is liable to the Company in the amount of $5.5 million and the other consulting client is liable to the Company in the amount of $3.8 million. Because the award can be appealed, there is substantial doubt that the Company will be able to collect the award. Thus the Company has not recognized an asset for the damages for this decision.

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISKMANAGEMENT

The Company’s financial instruments consist of cash, other receivables, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of September 30, 2018, and December 31, 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the nine months ending September 30, 2018, and September 30, 2017.

25

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following table summarizes the Company’s financial instruments as of September 30, 2018:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$2,346,126	$-	$2,346,126
Other Receivable	5,560	-	5,560
Notes Receivable and Accrued Interest	11,209,617	-	11,209,617
Financial Liabilities:
Accounts Payable	-	867,596	867,596
Accrued Liabilities	-	477,100	477,100
Notes Payable and Accrued Interest	-	2,896,614	2,896,614
Notes Payable and Accrued Interest to Related Parties		594,562	594,562

The following table summarizes the Company’s financial instruments as of December 31, 2017:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$3,608,506	$-	$3,608,506
Accounts Receivable	18,576	-	18,576
Other Receivables	71,494	-	71,494
Notes Receivable and Accrued Interest	2,981,970	-	2,981,970
Financial Liabilities:
Accounts Payable	-	401,378	401,378
Other Current Liabilities	-	154,802	154,802
Notes Payable and Accrued Interest to	-	3,795,041	3,795,041
Related Parties
Convertible Notes	-	9,436,124	9,436,124

26

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(b)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of September 30, 2018, and December 31, 2017, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $11.3 million and $3.1 million, respectively.

The Company maintains cash with federally insured financial institutions. As of September 30, 2018, and December 31, 2017, the Company exceeded federally insured limits by approximately $1.7 million and $3.0 million, respectively. The Company has historically not experienced any losses in such accounts.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total
Accounts Payable and Accrued Liabilities	$1,344,696	$-	$-	$-	$1,344,696
Deferred Rent	827	165	507	187,367	188,866
Notes Payable and
Accrued Interest to Related and Nonrelated Parties	3,491,176	-	-	-	3,491,176

(d)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

27

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	SEGMENT INFORMATION

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessing its performance.

Company’s operating results are divided into two reportable operating segments plus corporate. The two reportable operating segments are medical cannabis and consulting. The Company primarily operates in the medical cannabis segment which includes building and operating dispensaries and cultivation facilities. The Consulting segment serves third parties and includes application services to help secure licenses, implementation services to assist license holders with opening dispensaries, and ongoing fees from existing contracts.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer.

Nine months ended	Medical
September 30, 2018	Cannabis	Consulting	Corporate	Total
Revenue	$776,485	$194,714	$-	$971,199
Gross profit (loss)	(558,210)	194,714	-	(363,496)
Net income (loss)	(2,095,870)	(439,003)	(6,125,630)	(8,660,503)

Nine months ended	Medical
September 30, 2017	Cannabis	Consulting	Corporate	Total
Revenue	$14,341	$493,929	$-	$508,270
Gross profit (loss)	(616,804)	493,929	-	(122,875)
Net income (loss)	(1,468,970)	493,929	(1,768,988)	(2,744,029)

Three months ended	Medical
September 30, 2018	Cannabis	Consulting	Corporate	Total
Revenue	$575,144	$21,375	$-	$596,519
Gross profit (loss)	(50,041)	21,375	-	(28,666)
Net income (loss)	(946,520)	(315,724)	(1,819,558)	(3,081,802)

Three months ended	Medical
September 30, 2017	Cannabis	Consulting	Corporate	Total
Revenue	$14,341	$172,805	$-	$187,146
Gross profit (loss)	(171,380)	172,805	-	1,425
Net income (loss)	(451,272)	172,805	(1,189,729)	(1,468,196)

28

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.	SUBSEQUENT EVENTS

During October 2018, the Company sold approximately $30 million in Class F units to investors at $486.75 per unit. The proceeds were used to finance the Healthy Pharms Inc. acquisition and for general business purposes.

During November 2018, $250,000 in related party debt plus accrued interest was settled with Class F units.

On November 13, 2018, the Company completed an acquisition of Healthy Pharms Inc., an entity that owns a cannabis license in Massachusetts and operates two dispensaries and one vertically integrated cultivation facility. The purchase price was $27 million and was paid in cash of approximately $20 million, the issuance of 7,605 Class E units of approximately $3.5 million and the issuance of a $3,500,000 note payable. The interest rate of the note is 15% per annum, requires quarterly interest only payments, and the principal is due on November 13, 2019. In addition, the Company agrees to pay up to $6.06 million to the sellers for the value of the Healthy Pharms Inc. inventory. Payments are due on March 13, 2019, and July 13, 2019 (based on gross sales), with the final payment due on November 13, 2019. The final payment is subject to being reduced by up to $2.43 million under certain circumstances.

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the nine months ended September, 2018 and 2017, are presented below:

	Holdings		Healthy Pharms Inc.		Pro-forma Results
	For the Nine Months		For the Nine Months		For the Nine Months
	Ended		Ended		Ended
	September	September	September	September	September	September
	30, 2018	30, 2017	30, 2018	30, 2017	30, 2018	31, 2017

Revenue, net	$971,199	$508,270	$2,746,746	$913,566	$3,717,945	$1,421,836
Gross profit (loss)	(363,496)	(122,875)	1,159,316	940,507	795,820	817,632
Net operating loss	(7,927,355)	(3,253,663)	1,799	651,866	(7,925,556)	(2,601,797)
Net loss	(8,660,503)	(2,744,029)	(1,448,489)	(158,553)	(10,108,992)	(2,902,582)

On November 13, 2018, the Company, through an affiliate, purchased the remaining 15.83% interest in Mission Pennsylvania II LLC for $500,000 plus 693.27 Class F Units.

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of April 18, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. This line can be used for general corporate expenses and for acquisitions. If the merger is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

29

4FRONT HOLDINGS LLC
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.	SUBSEQUENT EVENTS (Continued)

On February 22, 2019, the Company completed an acquisition of Greens Goddess Products, Inc., an entity that owns a cannabis license in Arizona and operates a dispensary in Phoenix. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 will be used to pay income taxes for 2018 or will be paid to the seller. In March, the Company settled certain legal matters on behalf of Greens Goddess Products, Inc. for approximately $350,000.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to the CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 19, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

30

HEALTHY PHARMS, INC.

FINANCIAL STATEMENTS

As of December 31, 2017, December 31, 2016 and January 1, 2016 and
For the Years Ended December 31, 2017 and 2016

HEALTHY PHARMS, INC.
Index to Financial Statements

Sheehan
& COMPANY

A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

437 Madison Avenue, 23rd Floor
New York, NY 10022 • 212.962.4470

165 Orinoco Drive, Brightwaters, NY 11718
631.665.7040 • Fax 631.665.7014

15 South Bayles Avenue, Port Washington, NY 11050
516.883.5510 • Fax 516.767.7438

www.sheehancpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Healthy Pharms, Inc.

Management's Responsibility for the Financial Statements

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

Healthy Pharms, Inc.
Statements of Financial Position
At December 31, 2017, December 31, 2016 and January 1, 2016

		December 31,	December 31,	January 1,
	Note	2017	2016	2016
ASSETS
Current Assets:
Cash and Cash Equivalents		$193,462	$107,121	$235,645
Inventory	Note 3	1,161,734	-	-
Biological Assets	Note 4	413,602	-	-
Prepaid Expenses		51,276	38,219	-
Total Current Assets		1,820,074	145,340	235,645

Property and Equipment, Net	Note 5	4,744,612	3,806,556	25,596
TOTAL ASSETS		$6,564,686	$3,951,896	$261,241

LIABILITIES AND EQUITY (DEFICIT)

LIABILITIES
Current Liabilities:
Accounts Payable		$120,349	$218,418	$21,697
Accrued Liabilities	Note 11	1,257,441	-	-
Taxes Payable	Note 2	370,545	-	-
Finance Lease Liability	Note 6	41,940	-	-
Deferred Rent		28,548	-	-
Total Current Liabilities		1,818,823	218,418	21,697

Long-Term Liabilities:
Notes Payable to Related Parties	Note 7 and 10	7,681,094	5,191,735	895,261
Finance Lease Liability	Note 6	80,570	-	-
Deferred Rent		188,596	186,435	-
Deferred Tax Liability	Note 2	277,556	-	-
Total Long-Term Liabilities		8,227,816	5,378,170	895,261
Total Liabilities		10,046,639	5,596,588	916,958

EQUITY (DEFICIT)
Accumulated Deficit		(3,481,953)	(1,644,692)	(655,717)
TOTAL EQUITY (DEFICIT)		(3,481,953)	(1,644,692)	(655,717)
TOTAL LIABILITIES AND EQUITY (DEFICIT)		$6,564,686	$3,951,896	$261,241

Nature of Operations (Note 1)
Commitments and Contingencies (Note 11)
Subsequent Events (Note 15)

Approved and authorized by the Board of Directors on March 19, 2019

"Andrew Thut"	"Clay Crolius"
Andrew Thut, Director	Clay Crolius, Controller

The accompanying notes are an integral part of these financial statements

Healthy Pharms, Inc.
Statements of Loss and Other Comprehensive Loss
For the Years Ended December 31, 2017 and 2016

	Note	2017	2016
REVENUE
Dispensary Sales
Flower		$1,143,259	$-
Marijuana Infused Products		762,623	-
Merchandise		27,567	-
Wholesale to Third Party Dispensaries		58,967	-
Total Gross Revenue		1,992,416	-
Cost of Goods Sold - to Grow and Manufacture Products	Note 4	(487,299)	-
Gain on Changes in Fair Value of Biological Assets	Note 4	436,970	-
Gross Profit		1,942,087	-

OPERATING EXPENSES
General and Administrative	Note 8	2,051,179	642,502
Sales and Marketing		207,423	-
Depreciation Expense	Note 5	20,046	-
Total Operating Expenses		2,278,648	642,502
Loss from Operations		(336,561)	(642,502)

Other Income (Expense)
Interest Expense		(852,599)	(346,473)
Total Other Income (Expense)		(852,599)	(346,473)
Net Loss Before Income Taxes		(1,189,160)	(988,975)

Income Taxes	Note 2
Current		(370,545)	-
Deferred		(277,556)	-
Total Income Taxes		(648,101)	-
Net Loss		$(1,837,261)	$(988,975)

The accompanying notes are an integral part of these financial statements

Healthy Pharms, Inc.
Statements of Changes in Equity (Deficit)
For the Years Ended December 31, 2017 and 2016

	Common	Accumulated	Total Equity
	Shares	Deficit	(Deficit)

Balance, January 1, 2016	100	$(655,717)	$(655,717)

Net Loss	-	(988,975)	(988,975)

Balance, December 31, 2016	100	(1,644,692)	(1,644,692)

Net Loss	-	(1,837,261)	(1,837,261)

Balance, December 31, 2017	100	$(3,481,953)	$(3,481,953)

The accompanying notes are an integral part of these financial statements

Healthy Pharms, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,837,261)	$(988,975)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	304,717	-
Accrued interest on notes payable to related parties	828,418	346,474
Deferred rent expense	30,709	186,435
Deferred tax expense	277,556
Changes in operating assets and liabilities
Inventory	(1,161,734)	-
Biological Assets	(413,602)	-
Prepaid expenses	(13,057)	(38,219)
Accounts payable	(98,069)	196,721
Accrued liabilities	1,257,441	-
Taxes payable	370,545	-
Total adjustments	1,382,924	691,411
NET CASH (USED) IN OPERATING ACTIVITIES	(454,337)	(297,564)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,095,490)	(3,780,960)

NET CASH (USED) IN INVESTING ACTIVITIES	(1,095,490)	(3,780,960)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of notes payable from related parties	1,660,941	3,950,000
Principal payments made under finance lease	(24,773)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,636,168	3,950,000

NET INCREASE (DECREASE) IN CASH	86,341	(128,524)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	107,121	235,645

CASH AND CASH EQUIVALENTS, END OF YEAR	$193,462	$107,121

Cash paid for interest	$-	$-

Cash paid for taxes	$-	$-

Non-cash financing activities:
Accrued interest unpaid on related party debt	$828,418	$346,474
Equipment acquired through finance lease	$147,283	$-

The accompanying notes are an integral part of these financial statements

HEALTHY PHARMS, INC.
Notes to the Financial Statements

1.	GENERAL INFORMATION

Healthy Pharms, Inc. (the Company) is a Massachusetts corporation that was founded on April 30, 2013 as a non-profit for state purposes. The Company is considered a for-profit corporation for federal income tax purposes. On July 25, 2018 the Company filed articles of entity conversion that converted the Company to a for-profit for state purposes. Healthy Pharms, Inc.'s principle address is 401 East Main Street, Georgetown Massachusetts 01833 in the United States of America.

Nature of Operations

The Company operates a vertically integrated cannabis cultivation facility, a cannabis processing facility, and a cannabis dispensary that opened in May 2017 in Georgetown, Massachusetts. On January 1, 2018, the Company opened a second dispensary in Cambridge, Massachusetts. The Company is licensed by the state of Massachusetts and by the cities of Georgetown and Cambridge to operate these facilities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company are as follows:

(a) Statement of Compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC) in effect for the years ended December 31, 2017 and 2016.

The financial statements for the years ended December 31, 2017 and 2016, were the first that the Company has prepared in accordance with IFRS. Accordingly, the Company has prepared financial statements that comply with IFRS as of December 31, 2017 together with comparative period data for the year ended December 31, 2016. In preparing the financial statements, the Company's opening statement of financial position was prepared as of January 1, 2016, the Company's date of transition to IFRS. In restating the Company's U.S. GAAP financial statements to IFRS, the Company did not identify any material adjustments to its statement of financial position nor its statement of operations.

These financial statements were approved and authorized for issue by the Board of Directors of the Company on March 19, 2019.

(b) Basis of Measurement

These financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein. In addition, these financial statements have been prepared using the accrual basis of accounting.

(c) Functional Currency

The Company's functional currency, as determined by management, is the United States (U.S.) dollar. These financial statements are presented in U.S. dollars.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) For-Profit Presentation

These financial statements are presented as if the Company was a for-profit for all periods presented. The Company has not determined the final ownership structure of the converted corporation (Also see Note 9).

(e) Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and equipment	5 - 7 years
Leasehold improvements	Remaining life of lease
Assets under construction	Not depreciated

The assets' residual values, useful lives and methods of depreciation are reviewed at each year-end and adjusted prospectively, if appropriate. An asset is derecognized upon disposal or when no future economic benefit is expected. Any gain or loss from derecognition of the asset (the difference between the net disposal proceeds and the carrying value) is included in the Statements of Operations in the years of derecognition.

(f) Financial Instruments (Also see Note 12)

(i) Financial Assets

All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The Company classifies its financial assets as loans and receivables. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

(ii) Financial Liabilities

All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company classifies its financial liabilities as other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Financial Instruments (Also see Note 12) (continued)

(iii) Classification of Financial Instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Classification

Cash	Loans and receivables

Accounts Payable and Accrued Liabilities	Other financial liabilities

Notes Payable and accrued interest	Other financial liabilities

Finance lease liability	Other financial liabilities

(iv) Classification of Financial Instruments

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period or whenever circumstances dictate. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

(g) Use of Estimates

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

I.	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 5)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

II.	Biological Assets (see Note 4)

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its financial statements from the adoption of this new standard.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

(i) Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less and debit card sales in transit that are readily convertible into known amounts of cash with original maturities of three months or less to be cash and cash equivalents.

(j) Biological Assets

The Company measures biological assets, which consists of medical cannabis plants, at fair value less costs to sell and complete up to the point of harvest. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

(k) Inventory

Inventory consists of raw materials which include harvested cannabis, work in process which consists of dried cannabis flower, cannabis oil, supplies and consumables, and finished goods that are available for sale at the dispensary. Cannabis inventory is valued at the lower of cost and net realizable value, which is the value as of the harvest date, plus incurred production costs after harvest, less the cost to sell.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Revenue Recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are handed to customers:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the customer;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the customer; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

For the year ended December 31, 2017, amounts recorded as revenue are net of discounts which were not separately tracked.

(m) Rent Expense Policy

The Company recognizes rent expense on a straight-line basis over the lease period. The difference between actual lease payments and the straight-lined rent amount is recorded as a deferred rent liability in the statements of financial position.

(n) Income Taxes

For the 2017 tax year, the Company paid federal income tax and Massachusetts state income tax as a for-profit corporation. Tax expense of $370,545 was recognized in 2017 in the Statement of Operations based on actual taxes paid for the 2017 tax year plus deferred taxes. No taxes were due for the 2016 tax year.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery, if any, are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. At December 31, 2017 a deferred income tax liability was recorded for $277,556. No deferred income tax liability was recorded at December 31, 2016.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

A provision for income taxes which represents timing differences in recognizing tax items between tax and the financial statements, has been recorded as of December 31, 2017. On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. TCJA, among other things, reduced the Federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017. As a result of the enacted law, the Company calculated its deferred tax assets and liabilities using the enacted rate under the TCJA.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Income Taxes (Continued)

At December 31, 2017, December 31, 2016 and January 1, 2016, the net deferred tax liability amounts to $(277,556), $-0- and $-0-, respectively, and is included in other liabilities (deferred tax liability) in the accompanying statements of financial position. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Accrued vacation	$1,947	$-	$-
Depreciation	(42,510)	-	-
Inventory reclassification	(117,613)	-	-
Fair value adjustment to inventory	(119,380)	-	-
Net deferred tax liability	$(277,556)	$-	$-

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits within operations as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended December 31, 2017 and 2016.

3.	INVENTORY

The Company's inventory includes the following at December 31, 2017:

Raw Material - Harvested Cannabis	$29,713
Work in Process - Extracts	229,320
Finished Goods
Packaged Cannabis	831,634
Edibles and Other Cannabis Products	69,542
Non-cannabis Products	1,525
Total Finished Goods	902,701
Total Inventory	$1,161,734

Cannabis inventory is valued at the lower of cost and net realizable value, which is the value at harvest, plus cost to complete, less cost to sell. Cost is determined by using the first in, first out costing method. The Company reviews inventory for obsolete, redundant and slow moving good and any such inventory identified are written down to net realizable value.

There was no inventory as of December 31, 2016.

4.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At December 31, 2017, the changes in the carrying value of biological assets are shown below:

Biological Assets
Beginning balance at January 1, 2017	$-
Costs to grow harvested and live plants in 2017	1,363,509
Net change in fair value less costs to sell due to biological transformation	436,970
Transferred to inventory upon harvest	(1,386,877)
Ending balance December 31, 2017	$413,602

HEALTHY PHARMS, INC.
Notes to the Financial Statements

4.	BIOLOGICAL ASSETS (Continued)

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. Actual yields of flower for each plant in 2018 were used to value each live plant at December 31, 2017. The cost to bring each live plant to harvest was estimated based on actual costs to grow all plants in 2017. The average wholesale price of cannabis flower in Massachusetts per Cannabis Benchmarks was used as the estimated sales price of harvested flower. Selling cost was estimated based on actual selling cost at the Company's dispensary in 2017. Using the age of the plant and the harvest date of each plant, a valuation model was used to determine the value of each live plant at December 31, 2017.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	The average selling price of flower is $5.23 per gram;
•	Post harvesting processing costs include drying and curing, testing and packaging, are estimated to be $0.24 per gram: and
•	Selling costs are estimated to be $1.75 per gram.

The estimates of post harvesting processing costs and selling costs are based on the Company's historical results.

Management has quantified the sensitivity of the inputs, and determined that a decrease in the selling price per gram by 5% would result in the biological asset value decreasing by $53,697 and inventory decreasing by $80,151.

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and at December 31, 2017, the biological assets were on average 48% complete.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow additional plants of the same type as the bearer plant. Bearer plants are critical to the success of the business, however are not measured for accounting purposes. Bearer plants are plants that once mature are held strictly to grow produce over their useful life.

The biological assets at December 31, 2017 ultimately yielded 211,532 grams of cannabis flower. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations in the related year.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

5.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of December 31, 2017, December 31, 2016 and January 1, 2016:

	December 31,	December 31,	January 1,
	2017	2016	2016

Leasehold improvements	$4,643,488	$3,652,656	$21,696
Furniture and equipment	405,841	153,900	3,900
Total Property and Equipment, Gross	5,049,329	3,806,556	25,596
Less: Accumulated Depreciation	(304,717)	-	-
Property and equipment, Net	$4,744,612	$3,806,556	$25,596

A reconciliation of the beginning and ending balances and equipment is as follows:

	Property and	Accumulated	Property and
	Equipment, Gross	Depreciation	Equipment, Net
Balance as of January 1, 2016	$25,596	$-	$25,596
Additions	3,780,960	-	3,780,960
Balance as of December 31, 2016	3,806,556	-	3,806,556
Additions	1,242,773	-	1,242,773
Depreciation	-	(304,717)	(304,717)
Balance as of December 31, 2017	$5,049,329	$(304,717)	$4,744,612

Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives. Depreciation expense for the periods ended December 31, 2017 and 2016 were $304,717 and $-0-, respectively, of which $284,671 is included in cost of goods sold in 2017.

6.	FINANCE LEASE LIABILITY

In February 2017, the Company acquired extraction equipment through a financing lease. The equipment was valued at $207,095 and is included in fixed assets. The lease liability is recorded as a current and non-current liability and is amortized as the lease payments are made. Imputed interest is recorded monthly based on the imputed interest rate of 6.53%. Once the last lease payment is made in March 2021, the equipment can be purchased for $1 and the Company anticipates that it will purchase the equipment. Approximately $6,700 is recorded as interest expense in 2017 relating to this liability. Minimum lease payments for each of the next four years, including interest of $13,796 are:

2018	$41,940
2019	41,940
2020	41,940
2021	10,485
$136,305

The net present value of the minimum lease payments at December 31, 2017 using management's estimate of the fair market interest rate of 15% is $107,361.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

7.	NOTES PAYABLE TO RELATED PARTIES

The Company has financed its capital expenditures and operating losses by issuing notes to the two owners Paul Overgaag and Nat Averill. These notes paid interest between 12% and 15% per annum and principal and interest were not due until the dispensary and cultivation facility began operating. In June 2017, the various notes were consolidated into two new notes that pay interest of 15% per annum and are payable in installments. The note holders waived the requirement to make payments on these notes for 2017 and 2018. These notes and accrued interest were repaid in full as part of the sale of the Company on November 13, 2018.

Redline Management is owned by Paul Overgaag and Nat Averill and provided management services during 2017 and 2016. Unpaid balances are included as a part of notes payable to related parties.

Timbuktu Real Estate is owned by Paul Overgaag and owns the Georgetown building. The unpaid balance at December 31, 2017 is included as a part of notes payable to related parties.

Tomolly Inc. is owned by Paul Overgaag and was a tenant in the Cambridge building that was leased by the Company. Per the lease, Tomolly Inc. received a $50,000 per quarter payment. The unpaid balance at December 31, 2017 is included as a part of notes payable to related parties.

In February 2017, the Company issued notes to three related parties (Fischer, Woodard and Ledyard) who were close friends of the owners. These notes pay interest between 10% and 15% and are payable in annual installments beginning on July 1, 2018. The note holders waived the requirement to make annual interest only payments on these notes for 2018.

Below are the outstanding principal and accrued interest for each of the notes as of December 31, 2017, December 31, 2016 and January 1, 2016:

		Accrued		Accrued		Accrued
	Principal	Interest at	Principal	Interest at	Principal	Interest at
	December	December	December	December	January 1,	January 1,
	31, 2017	31, 2017	31, 2016	31, 2016	2016	2016

Paul Overgaag	$5,000,000	$1,081,044	$4,100,000	$385,044	$350,000	$95,162
Nat Averill	450,000	238,423	450,000	156,691	350,000	100,099
Redline Management	238,022	-	100,000	-	-	-
Timbuktu Real Estate	72,920	-	-	-	-	-
Tomolly Inc.	50,000	-	-	-	-	-
Fischer Note	200,000	18,500	-	-	-	-
Woodman Note	200,000	18,500	-	-	-	-
Ledyard Note	100,000	13,685	-	-	-	-
Total	$6,310,942	$1,370,152	$4,650,000	$541,735	$700,000	$195,261

All note principal and accrued interest was repaid in full as part of the sale of the Company on November 13, 2018. In accordance with IAS 10, the classification should be made based on facts that existed at the period end date of December 31, 2017, accordingly, all notes payable have been classified as long-term at December 31, 2017.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

8.	GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31, general and administrative expenses were comprised of:

	2017	2016

Legal and Professional	$1,422,189	$258,192
Licenses	256,857	1,108
Rent	156,258	186,435
Other	215,875	196,767
Total	$2,051,179	$642,502

9.	SHARE CAPITAL

The Company is a Massachusetts corporation that was founded on April 30, 2013 as a non-profit for state purposes. The Company is considered a for-profit corporation of federal income tax purposes. On July 25, 2018 the Company filed articles of entity conversion that converted the Company to a for-profit for state purposes. As part of the conversion, 100 common stock shares with no par value were issued to the founders of the Company who are officers and are members of the board of directors. No other common stock has been issued.

There are five members of the board of directors. Two are the founders and common stock holders and three are independent board members. The board of directors manages the company.

10.	RELATED PARTIES

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the two officers of the Company who are also members of the Company's board of directors and the three other independent members of the Company's board of directors. Compensation provided to key management is as follows:

	December 31, 2017	December 31, 2016

Short-term employee benefits	$118,000	$-
Management fees	138,000	100,000
Share-based compensation	-	-
	$256,000	$100,000

Related party transactions (Also see Note 11)

The Company leases the Georgetown building and the Cambridge Dispensary building from entities that are owned by an officer and a board member. Approximately $284,000 was paid for rent for the Georgetown building and $18,000 was paid for the Cambridge location in 2017. No rent was paid or due in 2016.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

11.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has two real estate leases that are classified as operating leases. Future minimum lease obligations under these leases as of December 31, 2017, and for each of the five succeeding years and thereafter are as follows:

2018	$697,403
2019	722,266
2020	748,379
2021	785,798
2022	475,805
Thereafter	1,449,636
$4,879,287

One lease is the Georgetown, Massachusetts building that houses cultivation, production and dispensary facilities. The second lease is for the Cambridge dispensary. Both buildings are owned by an officer and a board member the Company (see Note 10). Rent expense in 2017 and 2016 was $382,459 and $186,435, respectively of which $226,201 was capitalized to inventory in 2017.

Included in the commitments are $50,000 in quarterly payments to Tomolly Inc. as part of the Cambridge lease; the first payment was on November 1, 2017. Total payments will be $1,000,000 over the first five years of the lease. Tomolly was a tenant in the Cambridge building and the payments are in exchange for Tomolly vacating the space. Paul Overgaag, a shareholder and an officer of the Company, owns the Cambridge building and owns Tomolly Inc.

Other Contingencies - The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations at December 31, 2017, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Legal matters - The Company was involved in a legal dispute regarding the Cambridge Dispensary. This legal dispute was settled on November 8, 2018. A $1,200,000 accrual for legal expenses and settlement payments was recorded as of December 31, 2017.

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments consist of cash, accounts payable, accrued liabilities, and notes payable to related parties. The carrying values of these financial instruments approximate their fair values as of December 31, 2017 and 2016.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

HEALTHY PHARMS, INC.
Notes to the Financial Statements

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2017 and 2016.

The following table summarizes the Company's financial instruments as of December 31, 2017:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$193,462	$-	$193,462
Financial Liabilities:
Accounts payable	-	120,349	120,349
Accrued liabilities	-	1,257,441	1,257,441
Finance lease liability	-	122,510	122,510
Notes payable and accrued interest	-	7,681,094	7,4681,094

The following table summarizes the Company's financial instruments as of December 31, 2016:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$107,121	$-	$107,121
Financial Liabilities:
Accounts payable	-	218,418	218,418
Notes payable and accrued interest	-	5,191,735	5,191,735

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company's risk management processes.

(a) Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2017 and 2016, the Company did not have any receivables that could cause a credit risk.

The Company maintains cash with federally insured financial institutions. As of December 31, 2017 and 2016, the Company did not exceeded federally insured limits.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

Financial Risk Management (Continued)

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company's approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

(c) Equity Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps significant cannabis inventory levels which could lose value if cannabis retail prices fall. Management believes that prices will remain steady due to an increase in demand for wholesale cannabis to keep up with new demand at the retail level as recreational cannabis licenses are granted throughout Massachusetts in 2018 and 2019.

(d) Interest Rate Risk

The Company's interest rate risk mainly arises from changes in the interest rates on cash. Cash generates interest based on market interest rates. At December 31, 2017, the Company was not subject to significant interest rate risk.

(e) Regulatory Risk

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

(f) Market Risk

Market risk is the risk of variability in fair value due to movements in equity or market prices. See Note 4 for the Company's assessment of certain changes in the fair value assumption used in the calculation of biological asset values.

13.	SEGMENT INFORMATION

The Company operates in one segment: cultivating, processing, and selling cannabis to consumers.

All property, plant and equipment is located in the United States.

All revenue was generated in the United States during the year ended December 31, 2017.

HEALTHY PHARMS, INC.
Notes to the Financial Statements

14.	CAPITAL MANAGEMENT

The Company considers its capital to consist of cash, short-term and long-term debt and accumulated deficit. The Company manages its capital to maintain its ability to continue as a going concern and makes adjustments to it based on funds available to the Company in order to fund its operations.

The Company, upon approval from its board of Directors, will balance its overall capital structure through capital infusions from related parties or by undertaking other activities as deemed appropriate under the specific circumstances.

As of December 31, 2017, the Company is not subject to externally imposed capital requirements.

15.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 19, 2019, which is the date that the financial statements became available to issue.

On August 16, 2018, the Company Filed Articles of Entity Conversion of a Domestic Non-Profit with a Pending Provisional or Final Certification to Dispense Medical Use Marijuana to a Domestic Business Corporation with the Commonwealth of Massachusetts. As part of the filing, the Articles of Incorporation were amended to authorize 275,000 shares of common stock with no par value.

On November 8, 2018, the Company settled a legal dispute regarding the Cambridge Dispensary. The $1,200,000 legal accrual at December 31, 2017 is adequate to pay the settlement costs and all related legal expenses for this dispute.

On November 13, 2018, the Company was sold to 4Front Holdings LLC (4Front) for approximately $27 million, plus $6.06 million for the value of the Company’s inventory. 4Front acquired 100% of the stock and will continue to operate the cultivation facility and the two dispensaries under the current cannabis licenses. As part of the transaction, all debt to related parties including accrued interest, was repaid.

Effective November 13, 2018, Paul Overgaag and Nat Averill resigned from all offices of the Company and as Directors of the Company. 4Front appointed a replacement Director and replacement officers. On November 13, 2018, Nat Averill entered into a consulting agreement with the Company and was paid $15,000 a month for three months. The consulting agreement ended on January 12, 2019.

On November 13, 2018, new leases were executed for the Georgetown building and the Cambridge building with entities that are owned by Paul Overgaag. These leases were considered arms-length transactions and have an initial 5-year term and can be extended for two additional 5-year terms at the option of the Company. All previous building leases were terminated. At lease inception, $88,000 was paid for a security deposit for Georgetown and $51,333 was paid for a security deposit for Cambridge. The rent is paid in equal monthly installments for each of the 5 years of the initial term. The annual rent is as follows for the initial 5-year term:

HEALTHY PHARMS, INC.
Notes to the Financial Statements

15.	SUBSEQUENT EVENTS (Continued)

	Georgetown	Cambridge

Year 1	$264,000.00	$154,000.00
Year 2	$271,920.00	$158,620.00
Year 3	$280,077.00	$163,378.00
Year 4	$288,480.00	$168,279.96
Year 5	$297,134.00	$173,328.36

HEALTHY PHARMS, INC.

CONDENSED FINANCIAL STATEMENTS

As of September 30, 2018 and December 31, 2017
and for the Three and Nine Months Ended
September 30, 2018 and 2017

(Unaudited)

HEALTHY PHARMS, INC.
Notes to Financial Statements

Healthy Pharms, Inc.
Statements of Financial Position
At September 30, 2018 and December 31, 2017
(Unaudited)

		September 30,	December 31,
	Note	2018	2017
ASSETS
Current Assets:
Cash and Cash Equivalents		$293,697	$193,462
Inventory	Note 3	1,990,546	1,161,734
Biological Assets	Note 4	190,255	413,602
Prepaid Expenses		109,855	51,276
Total Current Assets		2,584,353	1,820,074

Property and Equipment, Net	Note 5	4,513,306	4,744,612
TOTAL ASSETS		$7,097,659	$6,564,686

LIABILITIES AND EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$169,892	$120,349
Accrued Liabilities		1,274,811	1,257,441
Taxes Payable		590,698	370,545
Finance Lease Liability	Note 6	41,940	41,940
Deferred Rent		36,705	28,548
Total Current Liabilities		2,114,046	1,818,823

Long-Term Liabilities:
Notes Payable to Related Parties	Note 7 and 10	9,361,996	7,681,094
Finance Lease Liability	Note 6	54,555	80,570
Deferred Rent		127,551	188,596
Deferred Tax Liability	Note 2	80,217	277,556
Total Long-Term Liabilities		9,624,319	8,227,816
Total Liabilities		11,738,365	10,046,639

EQUITY
Accumulated Deficit	Note 9	(4,640,706)	(3,481,953)
TOTAL EQUITY		(4,640,706)	(3,481,953)
TOTAL LIABILITIES AND EQUITY		$7,097,659	$6,564,686

Nature of Operations (Note 1)
Commitments and Contingencies (Note 11)
Subsequent Events (Note 15)

Approved and authorized by the Board of Directors on March 19, 2019

"Andrew Thut"	"Clay Crolius"
Andrew Thut, Director	Clay Crolius, Controller

The accompanying notes are an integral part of these financial statements

Healthy Pharms, Inc.
Statements of Operations and Other Comprehensive (Loss)
For the Three and Nine Months Ended September 30, 2018 and 2017
(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2018	2017	2018	2017
REVENUE
Dispensary Sales
Flower		$761,525	$383,042	$1,517,799	$544,614
Marijuana Infused Products		591,566	312,767	1,143,915	340,381
Merchandise		20,071	10,264	48,027	12,226
Wholesale to Third Party Dispensaries		-	16,345	37,005	16,345
Total Gross Revenue		1,373,162	722,418	2,746,746	913,566

Cost of Goods Sold - to Grow and Manufacture Products		(360,961)	(298,056)	(732,642)	(362,700)
Gain (Loss) on Changes in Fair Value of Biological Assets		(388,207)	152,242	(854,788)	389,641
Gross Profit		623,994	576,604	1,159,316	940,507

OPERATING EXPENSES

General and Administrative	Note 8	279,188	106,093	796,977	172,965
Sales and Marketing		136,192	52,512	281,586	102,705
Depreciation Expense	Note 5	27,426	7,075	78,954	12,971
Total Operating Expenses		442,806	165,680	1,157,517	288,641

Income (Loss) from Operations		181,188	410,924	1,799	651,866

Other Income (Expense)
Interest Expense		(295,198)	(242,967)	(826,426)	(578,629)
Total Other Income (Expense)		(295,198)	(242,967)	(826,426)	(578,629)

Net Income (Loss) Before Income Taxes		(114,010)	167,957	(824,627)	73,237

Income Taxes
Current		(293,539)	(119,056)	(531,466)	(179,446)
Deferred		(13,407)	(89,179)	197,340	(134,414)
Total Income Taxes		(306,946)	(208,235)	(334,126)	(313,860)

Net Income (Loss) and Comprehensive Income (Loss)		$(420,956)	$(40,278)	$(1,158,753)	$(240,623)

The accompanying notes are an integral part of these financial statements

Healthy Pharms, Inc.
Statements of Changes in Equity (Deficit)
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited)

	Common	Accumulated	Total Equity
	Shares	Deficit	(Deficit)

Balance, January 1, 2017	100	$(1,644,692)	$(1,644,692)

Net Loss	-	(240,623)	(240,623)

Balance, September 30, 2017	100	$(1,885,315)	$(1,885,315)

Balance, January 1, 2018	100	$(3,481,953)	$(3,481,953)

Net Loss	-	(1,158,753)	(1,158,753)

Balance, September 30, 2018	100	$(4,640,706)	$(4,640,706)

The accompanying notes are an integral part of these financial statements

Healthy Pharms, Inc.
Statements of Cash Flows
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,158,753)	$(240,623)
Adjustments to reconcile change in net loss to net cash used in operating activities
Depreciation and amortization	328,431	210,746
Accrued interest on notes payable to related parties	782,582	578,629
Deferred rent expense	(52,888)	32,435
Deferred tax expense	(197,338)	134,414
Changes in operating assets and liabilities
Inventory	(828,812)	(929,996)
Biological Assets	223,347	(520,490)
Prepaid expenses	(58,579)	30,013
Accounts payable	49,545	(67,319)
Accrued liabilities	17,370	1,898
Taxes payable	220,153	179,446
Total adjustments	483,811	(350,224)
NET CASH USED IN OPERATING ACTIVITIES	(674,942)	(590,847)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(97,125)	(534,023)

NET CASH USED IN INVESTING ACTIVITIES	(97,125)	(534,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of notes payable from related parties	1,136,460	1,403,488
Repayment of notes payable from related parties	(238,140)	-
Principal payments made under finance lease	(26,018)	(16,381)

NET CASH PROVIDED BY FINANCING ACTIVITIES	872,302	1,387,107

NET INCREASE IN CASH	100,235	262,237

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	193,462	107,121

CASH AND CASH EQUIVALENTS, END OF PERIOD	$293,697	$369,358

Cash paid for interest	$31,143	$4,589

Cash paid for taxes	$310,000	$-

Non-cash financing activities:
Accrued interest unpaid on related party debt	$782,582	$578,629
Equipment acquired through finance lease	$-	$147,283

The accompanying notes are an integral part of these financial statements

HEALTHY PHARMS, INC.
Notes to Financial Statements

1.	GENERAL INFORMATION

Healthy Pharms, Inc. (the Company) is a Massachusetts corporation that was founded on April 30, 2013 as a non-profit for state purposes. The Company is considered a for-profit corporation for federal income tax purposes. On July 25, 2018 the Company filed articles of entity conversion that converted the Company to a for-profit for state purposes. Healthy Pharms, Inc.’s principle address is 401 East Main Street, Georgetown Massachusetts 01833 in the United States of America.

Nature of Operations

The Company operates a vertically integrated cannabis cultivation facility, a cannabis processing facility, and a cannabis dispensary that opened in May 2017 in Georgetown, Massachusetts. On January 1, 2018 the Company opened a second dispensary in Cambridge, Massachusetts. The Company is licensed by the state of Massachusetts and by the cities of Georgetown and Cambridge to operate these facilities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company are as follows:

(a) Statement of Compliance

The unaudited interim condensed financial statements for the three and nine months ended September 30, 2018 and 2017, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. These unaudited interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the December 31, 2017 audited financial statements and notes.

These financial statements were approved and authorized for issue by the Board of Directors of the Company on March 19, 2019.

(b) Basis of measurement

These unaudited interim condensed financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein. In addition, these financial statements have been prepared using the accrual basis of accounting.

(c) Functional Currency

The Company’s functional currency, as determined by management, is the United States (“U.S.”) dollar. These unaudited interim condensed financial statements are presented in U.S. dollars.

HEALTHY PHARMS, INC.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) For-profit Presentation

These unaudited interim condensed financial statements are presented as if the Company was a for-profit for all periods presented (Also see Note 9).

(e) Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Equipment	5 – 7 years
Leasehold improvements	Remaining life of lease
Assets under construction	Not depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each year-end and adjusted prospectively, if appropriate. An asset is derecognized upon disposal or when no future economic benefit is expected. Any gain or loss from derecognition of the asset (the difference between the net disposal proceeds and the carrying value) is included in the Statements of Operations and Other Comprehensive (Loss) in the years of derecognition.

(f) Financial Instruments (Also see Note 12)

(i) Financial Assets

All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The Company classifies its financial assets as loans and receivables. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

(ii) Financial Liabilities

All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company classifies its financial liabilities as other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method.

HEALTHY PHARMS, INC.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Financial Instruments (Also see Note 12) (continued)

(iii) Classification of Financial Instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Classification
Cash and cash equivalents	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Notes payable and accrued interest	Other financial liabilities
Finance lease liability	Other financial liabilities

(iv) Classification of Financial Instruments

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period or whenever circumstances dictate. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

(g) Use of Estimates

The preparation of unaudited interim condensed financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

I.	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 5)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

II	Biological Assets (see Note 4)

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

HEALTHY PHARMS, INC.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent Accounting Pronouncements

The following IFRS standard has been recently issued by the IASB. The Company is assessing the impact of this new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company has implemented this standard in the accompanying unaudited interim condensed financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

(i) Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less and debit card sales in transit that are readily convertible into known amounts of cash with original maturities of three months or less to be cash and cash equivalents.

(j) Biological Assets

The Company measures biological assets, which consists of medical cannabis plants, at fair value less costs to sell and complete up to the point of harvest. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

(k) Inventory

Inventory consists of raw materials which include harvested cannabis, work in process which consists of dried cannabis flower, cannabis oil, supplies and consumables, and finished goods that are available for sale at the dispensary. Cannabis inventory is valued at the lower of cost and net realizable value using the value as of the harvest date, plus incurred production costs after harvest, less the cost to sell.

HEALTHY PHARMS, INC.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Revenue Recognition

Revenue is recognized by the Company in accordance with IFRS 15. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company applies the following five steps:

•	Identify a customer along with a corresponding contract.
•	Identify the performance obligations in the contract.
•	Determine a transaction price.
•	Allocate the transaction price to the performance obligations in the contract.
•	Recognize revenue when or as the Company satisfies a performance obligation.

Revenue from the direct sale of cannabis to medical customers for a fixed price is recognized when the Company transfers control of the goods to the customer. For the three and nine months ended September 30, 2018 and 2017, amounts recorded as revenue are net of discounts which were not separately tracked. The Company does not enter into contracts with customers.

(m) Rent Expense Policy

The Company recognizes rent expense on a straight-line basis over the lease period. The difference between actual lease payments and the straight-lined rent amount is recorded as a deferred rent liability on the statement of financial position.

(n) Income Taxes

Income tax expense consisting of current and deferred tax expenses is recognized in the unaudited interim statements of operations and other comprehensive (loss) based on the expected tax payable on the taxable income for the period, using tax rates enacted at year-end.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery, if any, are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. At September 30, 2018 and December 31, 2017 a deferred income tax liability was recorded for $80,217 and $277,556, respectively.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

A provision for income taxes which represents timing differences in recognizing tax items between tax and the financial statements, has been recorded as of December 31, 2017. On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. TCJA, among other things, reduced the Federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017. As a result of the enacted law, the Company calculated its deferred tax assets and liabilities using the enacted rate under the TCJA.

HEALTHY PHARMS, INC.
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Income Taxes (Continued)

At September 30, 2018 and December 31, 2017, the net deferred tax liability amounts to $80,217, and $277,556, respectively, and is included in other liabilities (deferred tax liability) in the accompanying balance sheet. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	September 30,	December 31,
	2018	2017
Accrued vacation	$2,067	$1,947
Depreciation	(82,284)	(42,510)
Inventory reclassification	-	(117,613)
Fair value adjustment to inventory	-	(119,380)
Net deferred tax liability	$(80,217)	$(277,556)

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits within operations as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended September 30, 2018 and December 31, 2017.

3.	INVENTORY

The Company’s inventory includes the following at September 30, 2018 and at December 31, 2017:

	2018	2017
Raw Material - Harvested Cannabis	$173,947	$29,713
Work in Process - Extracts	426,493	229,320
Finished Goods
Packaged Cannabis	1,283,122	831,634
Edibles and Other Cannabis Products	99,789	69,542
Non-cannabis Products	7,195	1,525
Total Finished Goods	1,390,106	902,701
Total Inventory	$1,990,546	$1,161,734

Cannabis inventory is valued at the lower of cost and net realizable value, which is the value at harvest, plus cost to complete, less cost to sell. Cost is determined by using the first in, first out costing method. The Company reviews inventory for obsolete, redundant and slow moving good and any such inventory identified are written down to net realizable value.

HEALTHY PHARMS, INC.
Notes to Financial Statements

4.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At September 30, 2018 and the twelve months ended December 31, 2017, the changes in the carrying value of biological assets are shown below:

Biological Assets

	2018	2017

Beginning balance	$413,602	$-
Costs to grow harvested and live plants	1,906,516	1,363,509
Net change in fair value less costs to sell
due to biological transformation	(854,788)	436,970
Transferred to inventory upon harvest	(1,274,475)	(1,386,877)
Ending balance	$190,855	$413,602

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. Actual yields of flower for each plant in 2018 were used to value each live plant at December 31, 2017 and those live plants at September 30, 2018 that had been harvested as of November 2, 2018. Estimates of harvest yields were used to value plants at September 30, 2018 that had not been harvested as of November 2, 2018. The cost to bring each live plant to harvest was estimated based on actual costs to grow plants. The average wholesale price of cannabis flower in Massachusetts per Cannabis Benchmarks was used as the estimated sales price of harvested flower. Selling cost was estimated based on actual selling cost at the Company’s dispensary. Using the age of the plant and the harvest date of each plant, a valuation model was used to determine the value of each live plant at September 30, 2018 and December 31, 2017.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

The average selling price of flower is $5.23 per gram;
Post harvesting processing costs include drying and curing, testing and packaging, are estimated to be $0.24 per gram: and
Selling costs are estimated to be $1.75 per gram.

The estimates of post harvesting processing costs and selling costs are based on the Company's historical results.

Management has quantified the sensitivity of the inputs, and has determined that a decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $18,673 (2017 - $53,697) and inventory decreasing by $33,255 (2017 - $80,151).

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

HEALTHY PHARMS, INC.
Notes to Financial Statements

4.	BIOLOGICAL ASSETS (Continued)

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and at September 30, 2018, the biological assets were on average 46% (2017 - 48%) complete.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow additional plants of the same type as the bearer plant. Bearer plants are critical to the success of the business, however are not measured for accounting purposes. Bearer plants are plants that once mature are held strictly to grow produce over their useful life. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations in the related period.

5.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of September 30, 2018 and December 31, 2017:

	2018	2017

Leasehold improvements	$4,738,488	$4,643,488
Furniture and equipment	407,966	405,841
Total Property and Equipment	5,146,454	5,049,329
Less: Accumulated Depreciation	(633,148)	(304,717)
Property and equipment, Net	$4,513,306	$4,744,612

A reconciliation of the beginning and ending balances and equipment is as follows:

	Property and	Accumulated	Property and
	Equipment, Gross	Depreciation	Equipment, Net

Balance as of January 1, 2018	$5,049,329	$(304,717)	$4,744,612
Additions	97,125	-	97,125
Depreciation	-	(328,431)	(328,431)
Balance as of September 30, 2018	$5,146,454	$(633,148)	$4,513,306

Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives. Depreciation expense for the nine-month periods ended September 30, 2018 and 2017 was $328,431 and $210,746 respectively, of which $249,477 and $197,775 is included in cost of goods sold for the nine months ended September 30, 2018 and 2017.

6.	FINANCE LEASE LIABILITY

In February 2017, the Company acquired extraction equipment through a financing lease. The equipment was valued at $207,095 less accumulated depreciation and is included in fixed assets. The lease liability is recorded as a current and non-current liability and is amortized as the lease payments are made. Imputed interest is recorded monthly based on the imputed interest rate of 6.53%. Once the last lease payment is made in March 2021, the equipment can be purchased for $1 and the Company anticipates that it will purchase the equipment. Approximately $5,400 is recorded as interest expense for the nine months ended September 30, 2018 relating to this liability. Minimum lease payments for the three months ended December 31, 2018 and for each of the next three years including interest of $8,355 are:

HEALTHY PHARMS, INC.
Notes to Financial Statements

6.	FINANCE LEASE LIABILITY (Continued)

2018 (three months)	$10,485
2019	41,940
2020	41,940
2021	10,485
$104,850

The net present value of the minimum lease payments at September 30, 2018 using management’s estimate of the fair market interest rate of 15% is $86,987.

7.	NOTES PAYABLE TO RELATED PARTIES

The Company has financed its capital expenditures and operating losses by issuing notes to the two owners Paul Overgaag and Nat Averill. These notes paid interest between 12% and 15% per annum and principal interest was not due until the dispensary and cultivation facility began operating. In June 2017 the various notes were consolidated into two new notes that pay interest of 15% per annum and are payable in installments. The note holders waived the requirement to make payments on these notes for 2017 and 2018. These notes and accrued interest were repaid in full as part of the sale of the Company on November 13, 2018.

Redline Management is owned by Paul Overgaag and Nat Averill and provided management services during 2016 and 2017. Unpaid balances are shown as a related party note payable. The 2017 balance was repaid in full prior to September 30, 2018.

Timbuktu Real Estate is owned by Paul Overgaag and owns the Georgetown building. The unpaid balance is shown as a related party note payable.

Tomolly Inc. is owned by Paul Overgaag and was a tenant in the Cambridge building that was leased by the Company. Per the lease, Tomolly Inc. received a $50,000 per quarter payment. The unpaid balance is shown as a related party note payable.

In February 2017 the Company issued notes to three related parties (Fischer, Woodard and Ledyard) who were close friends of the owners. These notes pay interest between 10% and 15% and are payable in annual installments beginning on July 1, 2018. The note holders waived the requirement to make payments on these notes for 2018.

Below are the outstanding principle and accrued interest for each of the notes as of September 30, 2018 and December 31, 2017:

		Accrued		Accrued
	Principal at	Interest at	Principal at	Interest at
	September	September	December	December
	30, 2018	30, 2018	31, 2017	31, 2017
Paul Overgaag	$5,950,000	$1,776,639	$5,000,000	$1,081,044
Nat Averill	450,000	309,442	450,000	238,423
Redline Management	-	-	238,022	-
Timbuktu Real Estate	109,380	-	72,920	-
Tomolly Inc.	200,000	-	50,000	-
Fischer Note	200,000	33,667	200,000	18,500
Woodman Note	200,000	7,965	200,000	18,500
Ledyard	100,000	24,904	100,000	13,685
Total	$7,209,380	$2,152,617	$6,310,942	$1,370,152

HEALTHY PHARMS, INC.
Notes to Financial Statements

7.	NOTES PAYABLE TO RELATED PARTIES (Continued)

All note principal and accrued interest was repaid in full as part of the sale of the Company on November 13, 2018. In accordance with IAS 10 the classification should be made based on facts that existed at the period end date of September 30, 2018, accordingly, all notes payable have been classified as long-term at September 30, 2018.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

For the nine months ended September 30, general and administrative expenses were comprised of:

	2018	2017

Legal and Professional	$234,731	$108,790
Rent	352,894	24,927
Other	209,352	39,248
Total	$796,977	$172,965

9.	SHARE CAPITAL

The Company is a Massachusetts corporation that was founded on April 30, 2013 as a non-profit for state purposes. The Company is considered a for-profit corporation for federal income tax purposes. On July 25, 2018 the Company filed articles of entity conversion that converted the Company to a for-profit for state purposes. As part of the conversion, 100 common stock shares with no par value were issued to the founders of the Company who are officers and are members of the board of directors. No other common stock has been issued.

There are five members of the board of directors. Two are the founders and common stock holders and three are independent board members. The board of directors manages the company.

On August 16, 2018, the Company filed Articles of Entity Conversion of a Domestic Non-Profit with a Pending Provisional or Final Certification to Dispense Medical Use Marijuana to a Domestic Business Corporation with the Commonwealth of Massachusetts. As part of the filing, the Articles of Incorporation were amended to authorize 275,000 shares of common stock with no par value.

10.	RELATED PARTIES

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the two officers of the Company who are also members of the Company’s board of directors and the three other independent members of the Company’s board of directors. Compensation to key management for the three and nine months ended September 30, 2018 was $35,000 and $110,000, respectively. Compensation to key management for the three and nine months ended September 30, 2017 was $-0- and $-0-, respectively.

HEALTHY PHARMS, INC.
Notes to Financial Statements

10.	RELATED PARTIES (Continued)

Related party transactions (Also see Note 11)

The Company leases the Georgetown building and the Cambridge Dispensary building from entities that are owned by an officer and a board member. Approximately $192,000 and $563,000 was paid for rent for the two buildings for the three and nine months ended September 30, 2018, respectively and $73,000 and $218,000 was paid for rent for the three and nine months ended September 30, 2017, respectively.

11.	COMMITMENTS AND CONTINGENCIES

Operating leases:

The Company has two real estate leases that are classified as operating leases. Future minimum lease obligations under these leases as of September 30, 2018, and for the three months ended December 31, 2018 and each of the four succeeding years and thereafter are as follows:

2018 (three months)	$176,722
2019	722,266
2020	748,379
2021	785,798
2022	475,805
Thereafter	1,449,636
$4,358,606

One lease is the Georgetown, Massachusetts building that houses cultivation, production and dispensary facilities. The second lease is for the Cambridge dispensary. Both buildings are owned by an officer and a board member the Company (see Note 10). Rent expense for the three and nine months ended September 30, 2018 was approximately $192,000 and $563,000 respectively of which $66,000 and $210,000 was capitalized to inventory. Rent expense for the three and nine months ended September 30, 2017 was approximately $73,000 and $218,000 respectively, of which $73,000 and $193,000 were capitalized to inventory.

Included in the commitments are $50,000 in quarterly payments to Tomolly Inc. as part of the Cambridge lease; the first payment was on November 1, 2017. Total payments will be $1,000,000 over the first five years of the lease. Tomolly was a tenant in the Cambridge building and the payments are in exchange for Tomolly vacating the space. Paul Overgaag, a shareholder and an office of the Company, owns the Cambridge building and owns Tomolly Inc.

Other Contingencies - The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations at September 30, 2018, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Legal matters - The Company was involved in a legal dispute regarding the Cambridge Dispensary. This legal dispute was settled on November 8, 2018. A $1,125,000 accrual for legal expenses and settlement payments were recorded as of September 30, 2018.

HEALTHY PHARMS, INC.
Notes to Financial Statements

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, accounts payable, accrued liabilities, and notes payable to related parties. The carrying values of these financial instruments approximate their fair values as of September 30, 2018 and December 31, 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the nine months ending September 30, 2018.

The following table summarizes the Company’s financial instruments as of September 30, 2018:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total

Financial Assets:
Cash	$293,697	$-	$293,697
Financial Liabilities:
Accounts payable	-	169,894	169,894
Accrued liabilities	-	1,274,811	1,274,811
Finance lease liability	-	96,495	96,495
Notes payable and accrued interest	-	9,361,996	9,361,996

The following table summarizes the Company’s financial instruments as of December 31, 2017:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total

Financial Assets:
Cash	$193,462	$-	$193,462
Financial Liabilities:
Accounts payable	-	120,349	120,349
Accrued liabilities	-	1,257,441	1,257,441
Finance lease liability	-	122,510	122,510
Notes payable and accrued interest	-	7,681,094	7,681,094

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

HEALTHY PHARMS, INC.
Notes to Financial Statements

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(a) Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of September 30, 2018 and December 31, 2017, the Company did not have any receivables that could cause a credit risk.

The Company maintains cash with federally insured financial institutions. As of September 30, 2018 and December 31, 2017, the Company did not exceed federally insured limits.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

(c) Equity Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps significant cannabis inventory levels which could lose value if cannabis retail prices fall. Management believes that prices will remain steady due to an increase in demand for wholesale cannabis to keep up with new demand at the retail level as recreational cannabis licenses are granted throughout Massachusetts in 2018 and 2019.

(d) Interest Rate Risk

The Company’s interest rate risk mainly arises from changes in the interest rates on cash. Cash generates interest based on market interest rates. At September 30, 2018, the Company was not subject to significant interest rate risk.

(e) Regulatory Risk

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

(f) Market Risk

Market risk is the risk of variability in fair value due to movements in equity or market prices. See Note 4 for the Company’s assessment of certain changes in the fair value assumption used in the calculation of biological asset values.

13.	SEGMENT INFORMATION

The Company operates in one segment: cultivating, processing, and selling cannabis to consumers.

All property, plant and equipment is located in the United States.

All revenue was generated in the United States during the nine months ended September 30, 2018.

HEALTHY PHARMS, INC.
Notes to Financial Statements

14.	CAPITAL MANAGEMENT

The Company considers its capital to consist of cash and cash equivalents, short-term and long- term debt and accumulated deficit. The Company manages its capital to maintain its ability to continue as a going concern and makes adjustments to it based on funds available to the Company in order to fund its operations.

The Company, upon approval from its board of Directors, will balance its overall capital structure through capital infusions from related parties or by undertaking other activities as deemed appropriate under the specific circumstances.

As of September 30, 2018, the Company is not subject to externally imposed capital requirements.

15.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 19, 2019, which is the date that the financial statements became available to issue.

On November 8, 2018 the Company settled a legal dispute regarding the Cambridge Dispensary. The $1,125,000 legal accrual at September 30, 2018 is adequate to pay the settlement costs and all related legal expenses for this dispute.

On November 13, 2018, the Company was sold to 4Front Holdings LLC (4Front) for approximately $27 million, plus $6.06 million for the value of the Company's inventory. 4Front acquired 100% of the stock and will continue to operate the cultivation facility and the two dispensaries under the current cannabis licenses. As part of the transaction, all debt to related parties including accrued interest, was repaid.

Effective November 13, 2018, Paul Overgaag and Nat Averill resigned from all offices of the Company and as Directors of the Company. 4Front appointed a replacement Director and replacement officers. On November 13, 2018, Nat Averill entered into a consulting agreement with the Company and was paid $15,000 a month for three months. The consulting agreement ended on January 12, 2019.

On November 13, 2018, new leases were executed for the Georgetown building and the Cambridge building with entities that are owned by Paul Overgaag. These leases were considered arms-length transactions and have an initial 5-year term and can be extended for two additional 5-year terms at the option of the Company. All previous building leases were terminated. At lease inception, $88,000 was paid for a security deposit for Georgetown and $51,333 was paid for a security deposit for Cambridge. The rent is paid in equal monthly installments for each of the 5 years of the initial term. The annual rent is as follows:

	Georgetown	Cambridge

Year 1	$264,000.00	$154,000.00
Year 2	$271,920.00	$158,620.00
Year 3	$280,077.00	$163,378.00
Year 4	$288,480.00	$168,279.96
Year 5	$297,134.00	$173,328.36

APPENDIX J

RESULTING ISSUER EQUITY INCENTIVE PLANS

See attached.

J-1

4FRONT VENTURES CORP.

 (the “COMPANY”)

 STOCK OPTION PLAN

Approved by the board of directors effective on _________________________________.

13.1	California Options	24
13.2	Termination Date	24
13.3	Post-Termination Exercise Period	25
13.4	Shareholder Approval / Grant Limitations	25
13.5	Company Information	25

STOCK OPTION PLAN

SECTION 1
DEFINITIONS AND INTERPRETATION

1.1                      Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, or, if no such person is appointed, the Committee itself.

(b)

“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

(c)	“Board” means the board of directors of theCompany.

(d)	“Change of Control” means an occurrence when either:

(i)	a Person or Entity, other than the current “control person” of the Company (as that term is defined in the Securities Act), becomes a “control person” of the Company; or

(ii)	a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then- incumbent Board.

(e)	“Class A Shares” means the Company’s Class A subordinate voting shares.

(f)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any regulations thereunder.

(g)

“Committee” means a committee of the Board to which the responsibility of approving the grant of stock options has been delegated, or if no such committee is appointed, the Board itself. At any time that the Company is an SEC registrant and is not a “foreign private issuer” for purposes of the Securities Act and the Exchange Act, the Committee shall be comprised of not less than such number of Directors as shall be required to permit awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a “non- employee director” within the meaning of Rule 16b-3.

(h)	“Company” means 4Front Ventures Corp.

(i)	“Consultant” means an individual who:

(i)

is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary, other than services provided in relation to a “distribution” (as that term is described in the Securities Act) or services in connection with the offer or sale of securities in a capital-raising transaction, or that directly or indirectly promote or maintain a market for the issuer’s securities;

(ii)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (v) below);

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)

has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof, and includes:

(v)	a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a “Consultant Entity”); or

(vi)	an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(j)

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability, provided that solely for purposes of determining whether the exercise of an Incentive Stock Option (to the extent permitted under the terms of such Incentive Stock Option) within one year following the disability of the Option Holder meets the requirements of Section 422(c)(6) of the Code, disability shall have the meaning ascribed to it under Section 22(e) of the Code.

(k)	“Employee” means:

(i)

an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as an employee or as an equivalent thereto; or

(ii)

an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes

(iii)	a corporation wholly-owned by such individual; and

(iv)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(l)	“Exchange” means the stock exchange upon which the Class A Shares principally trade.

(m)	“Exchange Act “ means the U.S. Securities Exchange Act of 1934, as amended.

(n)	“Executive” means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i)	a corporation wholly-owned by such individual; and

(ii)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(o)	“Exercise Notice” means the written notice of the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Option Holder.

(p)

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(q)	“Exercise Price” means the price at which an Option is exercisable as determined in accordance with section 5.3.

(r)	“Expiry Date” means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 11.4.

(s)	“Expiry Time” means the time the Option expires on the Expiry Date, which is 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date.

(t)

“Grant Date” means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(u)	“Incentive Stock Option” means an Option that is labelled or described as an Incentive Stock Option and which qualifies as an Incentive Stock Option within the meaning of Section 422(b) of the Code.

(v)	“Insider” means an insider as that term is defined in the Securities Act.

(w)	“Market Value” means the market value of the Class A Shares as determined in accordance with section 5.3.

(x)	“Non-Statutory Stock Option” means an Option granted to an Option Holder which is not intended to be or does not qualify as an Incentive Stock Option.

(y)

“Option” means a share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company, and includes Incentive Stock Options and Non- Statutory Stock Options.

(z)	“Option Certificate” means the certificate, in substantially the form set out as Schedule A hereto, evidencing the Option.

(aa)	“Option Holder” means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(bb)

“Outstanding Issue” means the number of Class A Shares, taken together with the number of Shares issuable on conversion of the Class B Proportionate Voting Shares and the Class C Multiple Voting Shares immediately prior to the Class A Share issuance or grant of Option in question.

(cc)

“Person or Entity” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(dd)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(ee)	“Plan” means this stock option plan as from time to time amended.

(ff)

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(gg)

“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(hh)

“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(ii)	“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(jj)	“Share” or “Shares” means, as the case may be, one or more Class A Shares in the capital stock of the Company.

(kk)	“Subsidiary” means a wholly-owned or controlled subsidiary corporation of the Company.

(ll)

“Ten Percent Shareholder Participant” means an individual to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent, if any, or its subsidiary corporations (as defined in Code Section 424(e)).

(mm)	“Triggering Event” means:

(i)	the proposed dissolution, liquidation or wind-up of the Company;

(ii)

a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii)	the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv)	a proposed Change of Control of the Company;

(v)	the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi)

a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(nn)	“U.S. Option Holder” means an Option Holder whose Options awarded under the Plan are subject to taxation under the Code, including U.S. residents and U.S. citizens regardless of country of residence.

(oo)	“Vest” or “Vesting” means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

1.2                      Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein without giving effect to the conflicts of laws principles thereof and without reference to the laws of any other jurisdiction. The Company and each Option Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

1.3                      Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2
GRANT OF OPTIONS

2.1                      Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan. Options will be awarded to U.S. Option Holders only if such U.S. Option Holder performs services for the Company or any corporation or other entity in which the Company has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined in accordance with applicable regulations under section 409A of the Code, such that the Option will constitute an award of “service recipient stock” for purposes of Section 409A of the Code or otherwise does not subject the award to the excise tax under Section 409A of the Code. For U.S. Options Holders, an Option will not be granted to an RRSP.

2.2                      Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a)	the name and address of the Option Holder;

(b)	the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c)	the designation of Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(d)	the Grant Date and Expiry Date of the Option;

(e)	the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(f)	the vesting and other additional terms, if any, attached to the Option; and

(g)	the particulars of each and every time the Option is exercised.

2.3                      Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 3
PURPOSE AND PARTICIPATION

3.1                      Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2                      Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants to whom Options are to be granted, subject to the provisions of section 2.1 hereof, and provided that only a committee of the Board comprised of directors who qualify as independent directors (within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant awards to Directors who are not also employees of the Company or an affiliate of the Company.

3.3                      Limits on Option Grants

The following limitations shall apply to the Plan and all Options thereunder:

(a)

the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue (unless the Company has obtained disinterested shareholder approval if required by Regulatory Rules);

(b)

if required by Regulatory Rules, disinterested shareholder approval is required to the grant to Insiders, within a 12 month period, of a number of Options which, when added to the number of outstanding Options granted to Insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(c)	with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(d)	the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(e)

the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period, and such limitation will not be an amendment to this Plan requiring the Option Holders consent under section 9.2 of this Plan.

3.4                      Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

3.5                      Copy of Plan; Effective Date of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder. The Plan was adopted by the Board on [ ], 2019. The Plan shall be subject to approval by the stockholders of the Company which approval will be within 12 months after the date the Plan is adopted by the Board.

3.6                      Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary. In addition, the Company or an affiliate may at any time dismiss an Option Holder from employment free from any liability or any claim under the Plan or any Option, unless otherwise expressly provided in the Plan or in any award agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Option Holder shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

3.7                      No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options.

3.8                      Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder is promised his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.9                      Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.10                    Representation

As a condition precedent to the issuance of an Option, the Company must be able to represent to the Exchange as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary.

SECTION 4
NUMBER OF SHARES UNDER PLAN

4.1                      Number of Shares

Subject to adjustment as provided for herein and to SECTION 12, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan, plus any other outstanding stock options of the Company granted pursuant to any other Company option plan or a previous stock option plan or agreement, will not exceed 10% of the Outstanding Issue. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

4.2                      Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5
TERMS AND CONDITIONS OF OPTIONS

5.1                      Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option. No Incentive Stock Option may be granted after ten (10) years from the earlier of the date this Plan was adopted by the Board or the date this Plan was approved by shareholders. The term and expiry date of an Incentive Stock Option shall not exceed ten (10) years, (and in the case of an Incentive Stock Option granted to a Ten Percent Shareholder Participant, it shall not exceed five (5) years) from Grant Date of such Incentive Stock Option.

5.2                      Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3                      Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows, and for Options awarded to U.S. Option Holders, the Exercise Price will not be less than such Market Value, provided however that the Committee may designate a purchase price below Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an affiliate of the Company:

(a)

for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and, except with respect to Options awarded to U.S. Option Holders, may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)

if the Company’s Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)

if the Company’s Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)

if the Company’s Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms length and any other factors required to be considered under section 409A of the Code for purposes of valuation of stock that is not traded on an established securities market. Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

Notwithstanding the foregoing, the Exercise Price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the fair market value of the Shares on the Grant Date as determined in good faith by the Committee at the Grant Date.

5.4                      Incentive Stock Options.

The maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options is 50,000,000 Shares. Incentive Stock Options may only be granted to individuals who are employees of the Company or a subsidiary of the Company (as defined under section 424(f) of the Code). To the extent that Options designated as Incentive Stock Options become exercisable by an Option Holder for the first time during any calendar year for Shares having a fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall not be treated as Incentive Stock Options but instead shall be treated as Non-Statutory Stock Options. For the purposes of this Section 5.4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of Shares shall be determined as of the Grant Date of the Option with respect to such Shares. If the Code is amended to provide for a different limitation than that set forth in this Section 5.4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as may be required or permitted by such amendment to the Code. If an Option is treated as a Non-Statutory Option in part by reason of the limitation set forth in this Section 5.45.4, the Option Holder may designate which portion of such Option the Option Holder is exercising at any given time. In the absence of such designation, the Option Holder shall be deemed to have exercised the Incentive Stock Option portion of the Option first. If the Plan is not approved by shareholders in accordance with the requirements of section 422 of the Code within twelve (12) months of the adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Non-Statutory Stock Options. The Company shall have no liability to an Options Holder, or any other party, if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

5.5                      Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4, or 11.4 of this Plan:

(a)

Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order, in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(b)

Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i)	termination for cause;

(ii)	resigning his or her position; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order, in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.6                      Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan.

5.7                      Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 6
TRANSFERABILITY OF OPTIONS

6.1                      Non-transferable

An Incentive Stock Option shall not be assignable or transferable by any Option Holder and, subject to section 6.2 hereof, may be exercised during the life of the Option Holder only by the Option Holder. An Option other than an Incentive Stock Option are non-assignable and non-transferable, except as provided otherwise in this SECTION6.

6.2                      Death of Option Holder

In the event of the Option Holder’s death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3                      Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder’s Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4                      Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder’s Disability and such Option Holder dies within one year after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Option Holder and the applicable Expiry Date.

6.5                      Vesting

Unless the Committee determines otherwise, Options held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

6.6                      Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder’s right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder’s re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

SECTION 7
EXERCISE OF OPTION

7.1                      Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft or wire transfer payable to the Company or its legal counsel or, at the discretion of the Company, by payment of the exercise price through broker-assisted cashless exercise, tender of previously owned Shares with a fair market value equal to the exercise price, net exercise (except with respect to Incentive Stock Options) and any other method permitted under the terms of the Option Certificate and attached schedules or as may be approved by the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options may not be exercised during a Black-Out unless the Committee determines otherwise.

7.2                      Black Out Period

Notwithstanding the foregoing, except in the case of Incentive Stock Options, if an Option expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to section 5.5(a)(i), (ii), or (iii) or section 5.5(b)(i), (ii), or (iii) above) within or immediately after a Black Out, the term of such Option shall be extended to the date which is ten (10) business days after the last day of the Black Out; provided, that, the expiration date as extended by this section 7.2 will not in any event be beyond the later of: (i) December 31 of the calendar year in which the Option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire.

7.3                      Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the certificate for the Shares.

7.4                      No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

7.5                      No Right to Employment; Other Benefits

No compensation or benefit awarded to or realized by any Option Holder under the Plan shall be included for the purpose of computing such Option Holder’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

7.6                      Tax Withholding and Procedures

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Option Holder who wishes to exercise an Option must, in addition to following the procedures set out in 7.1 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts;

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; or

(c)	and must in all other respects follow any related procedures and conditions imposed by the Company.

7.7                      No trust Fund Created

Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate and an Option Holder or any other Person or Entity. To the extent that any Person acquires a right to receive payments from the Company or any affiliate pursuant to an award, such right shall be no greater than the right of any unsecured general creditor of the Company or any affiliate.

SECTION 8
ADMINISTRATION

8.1                      Board or Committee

The Plan shall be administered by the Administrator with oversight by the Committee. 8.2 Powers of Committee The Committee shall have the authority to do the following:

(a)	oversee the administration of the Plan in accordance with its terms;

(b)	appoint or replace the Administrator from time to time;

(c)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value;

(d)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f)

determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g)	do the following with respect to the granting of Options:

(i)	determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)

determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii)	subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options;

(iv)	determine when Options shall be granted;

(v)	determine the number of Shares subject to each Option; and

(vi)	to designate Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(h)	accelerate the vesting schedule of any Option previously granted; and

(i)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.3                      Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.4                      Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SECTION 9
APPROVALS AND AMENDMENT

9.1                      Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of the shareholders of the Company as prescribed by the Regulatory Authority. If shareholder approval is required, any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2                      Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan (provided that with respect to Options of U.S. Option Holders such amendment will be undertaken only if it will not cause adverse tax consequences under section 409A of the Code) or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)

materially increase the obligations of an Option Holder; then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company, if required by the Exchange.

SECTION 10
CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1                    Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2                    Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2 of this Plan.

10.3                    Inability to Obtain Regulatory Approvals

The Company’s inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options hereunder, the exercise of those Options or the lawful issuance and sale of any Shares pursuant to such Options, shall relieve the Company of any liability with respect to the failure to complete such transaction.

SECTION 11
ADJUSTMENTS AND TERMINATION

11.1                    Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this SECTION 11, the Plan shall terminate on, and no more Options shall be granted under the Plan after, the tenth anniversary of the date of the Board’s adoption of the Plan.

11.2                    No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3                    Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Options; and

(b)

a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)

the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company. Any adjustment made to any Options pursuant to this section 11.3 shall not be considered an amendment requiring the Option Holder’s consent for the purposes of section 9.2 of this Plan.

11.4                    Triggering Events

Subject to the Company complying with section 11.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Option Holders in question:

(a)	cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b)

cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably, and in the case of Options held by U.S. Option Holders, in a manner that complies with the requirements of U.S. Treas. Reg. Sec. 1.409A-1(b)(5)(v)(D), and with respect to Incentive Stock Options, with U.S. U.S. Treas. Reg. Sec. 1.424-1(a)(5).

Such termination or exchange shall not be considered an amendment requiring the Option Holder’s consent for the purpose of section 9.2 of the Plan.

11.5                    Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6                    Determinations to be Made By Committee

Adjustments and determinations under this SECTION 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SECTION 12
ADJUSTMENTS AND TERMINATION

12.1                    Maximum Number of Options

Notwithstanding anything contained in the Plan to the contrary, the maximum number of options the committee can grant is 10% of the number of Class A Shares, which for clarity, includes the number of Shares issuable on conversion of the Class B Proportionate Voting Shares and the Class C Multiple Voting Shares. For the avoidance of doubt, the maximum number of stock options granted under this Plan and any other Company equity incentive plan must not exceed 10% of the Outstanding Issue.

SECTION 13
CALIFORNIA OPTIONS

13.1                    California Options

Notwithstanding any other provision of this Plan, the provisions of this Error! Reference source not found. shall apply to any award granted or proposed to be granted to a Person in California, unless such award is otherwise exempt from the applicable securities laws of California (a “California Award”).

13.2                    Termination Date

A California Award may not be exercised more than 10 years after the grant date and any award agreement shall terminate on or before the 10th anniversary of the date of grant.

13.3                    Post-Termination Exercise Period

Unless employment is terminated for cause as defined by applicable law, the terms of the Plan or award agreement or a contract of employment, the right to exercise an Option by a Participant in California in the event of termination of employment of the Participant, to the extent that the Participant is entitled to exercise on the date employment terminates, continues until at least the earlier of the expiration of the Term of Option or:

(a)	at least six months from the date of termination, if termination was caused by death or disability; or

(b)	at least 30 days from the date of termination, if termination was caused by other than death or disability.

13.4                    Shareholder Approval / Grant Limitations

The Company will not grant California Awards unless:

(a)

the Company is a foreign private issuer, as defined by Rule 3b-4 of the Exchange Act, on the grant date of the California Award, and the aggregate number of persons in California granted awards under all compensation plans and agreements and issued securities under all purchase and bonus plans and agreements of the Company does not exceed 35; or

(b)

prior to or within 12 months of the granting of the first California Award under the Plan and prior to increasing the number of Authorized Shares, the Plan is approved by a majority of the Company’s outstanding securities entitled to vote, not counting for the purpose of calculating such vote any securities issued upon exercise or vesting of awards granted in California.

Awards granted prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Authorized Shares, as the case may be, and such awards shall be rescinded if such security holder approval is not received in the manner described in Section 13.4.

13.5                    Company Information

The Company shall furnish summary financial information (audited or unaudited) of the Company’s financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each Participant in California during the period such Participant has one or more awards outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares; provided, however, the Company shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Company assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701.

SCHEDULE A

[Include legends prescribed by Regulatory Authorities, if required.]

4FRONT VENTURES CORP.

STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the “Plan”) of 4Front Ventures Corp. (the “Company”) and evidences that •[Name of Option Holder] is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to • Class A Subordinate Voting Shares (the “Shares”) in the capital stock of the Company at a purchase price of Cdn.$• per Share (the “Exercise Price”). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 4:00 p.m. local time in Vancouver, British Columbia, Canada (the “Expiry Time”) on the following Expiry Date:

(a)	the Grant Date of this Option is •, 20•; and

(b)	subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4 of the Plan, the Expiry Date of this Option is 20.

To exercise this Option (to the extent it is vested), the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company or its legal counsel, or by payment of the exercise price through broker-assisted cashless exercise, tender of previously owned Shares with a fair market value equal to the exercise price, net exercise (except with respect to Incentive Stock Options) in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions, including vesting conditions, contained in the schedules, if any, attached hereto.

[Include legends prescribed by Regulatory Authorities, if required.]

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of

America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii)sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

4Front Ventures Corp. by its authorized signatory:

_________________________________

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Option Holder:

Signature	Date signed:

Print Name

Address

OPTION CERTIFICATE – SCHEDULE

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.

The Options will not be exercisable unless and until they have vested in accordance with the terms of the Plan and the vesting schedule below, and then only to the extent that they have vested. Provided that the Option Holder remains in continuous service with the Company or an affiliated entity through the dates specified below, the Options will vest in accordance with the following:

(a)	• Shares ( • %) will vest and be exercisable on or after the Grant Date;

(b)	• additional Shares ( • %) will vest and be exercisable on or after • [date];

(c)	• additional Shares ( • %) will vest and be exercisable on or after • [date];

(d)	• additional Shares ( • %) will vest and be exercisable on or after • [date];

2.	Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in paragraphs 5.4(a) or 5.4(b) of the Plan, the Expiry Date of the Option shall be [Insert date desired that is longer or shorter than the standard 30 days as set out in the Plan] following the date the Option Holder ceases to hold such position.

Type of Option	_______ Incentive Stock Option
(U.S. Employees only):	_______ Non-Statutory Stock Option

3.	The following provisions apply to Incentive Stock Options.

(a)	Incentive Stock Options (“ISOs”) may be issued only to individuals who are employees of the Company or a subsidiary of the Company (as defined under section 424(f) of the Code) (“U.S. Employees”).

(b)

If a U.S. Option Holder has been granted an ISO and ceases to be a U.S. Employee, then, in order to retain the status of the Option as an ISO for U.S. federal tax purposes, such Option must be exercised within the time limits set forth below. Failure to exercise an Incentive Stock Option within the following time limits will result in the Option ceasing to be an Incentive Stock Option. The limitations below are not intended to extend the term of an Option as set forth in the Plan, the applicable Option Certificate and related Schedules. The limitations below merely reflect the period during which an Option intended to be an Incentive Stock Option must be exercised (assuming it otherwise could be exercised during such period) in order retain Incentive Stock Option tax treatment. If an ISO ceases to be an ISO by virtue of failure to timely exercise the Option as described above, but the Option remains exercisable pursuant to its terms, the Option will be treated as a Non- Statutory Stock Option and the provisions set forth in the Plan or the Option Certificate will apply with respect to the period during which the Option may be exercised.

•

A U.S. Option Holder who ceases to be a U.S. Employee due to Disability must exercise an ISO (to the extent such ISO was exercisable on the date of termination of employment due to Disability) within one year following the date of termination due to Disability (but in no event beyond the term of such Incentive Stock Option) in order to retain ISO tax treatment.

•

A U.S. Option Holder who ceases to be a U.S. Employee for any reason other than the death or Disability must exercise such ISO (to the extent such ISO was exercisable on the date of termination of employment) within three months following the date of termination (but in no event beyond the term of such ISO), in order to retain ISO tax treatment.

•

An Incentive Stock Option of a U.S. Participant who ceases to be a U.S. Employee by reason of death can be exercised by the estate in accordance with the terms of the Plan and applicable Option Certificate during the period specified in the Plan or the applicable Option Certificate without loss of ISO tax treatment (assuming other ISO requirements are met).

(c)

To the extent that an Option designated as an ISO becomes exercisable by an Option Holder for the first time during any calendar year for Shares having a fair market value greater than US$100,000 (measured by the fair market value as of the Grant Date), the portion of such Option which exceeds such amount shall not be treated as an ISO but instead shall be treated as a Non-Statutory Stock Option.

SCHEDULE B

4FRONT VENTURES CORP.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan

•

• [Address]

(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the “Plan”) of 4Front Ventures Corp. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(d)	all of the Shares; or

(e)	of the Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate). The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Shares (or such other method of payment permitted by the grant agreement) and directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

__________________________________________________

__________________________________________________

__________________________________________________

__________________________________________________

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date of theOption.

DATED the day              of                       , 20 .

Signature of Option Holder

4FRONT VENTURES CORP. (the

“COMPANY”)

CLASS B PROPORTIONATE SHARES OPTION PLAN

Approved by the board of directors effective on ___________.

13.1	California Options	24
13.2	Termination Date	24
13.3	Post-Termination Exercise Period	24
13.4	Shareholder Approval / Grant Limitations	25
13.5	Company Information	25

CLASS B PROPORTIONATE SHARES OPTION PLAN

SECTION 1
DEFINITIONS AND INTERPRETATION

1.1                      Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, or, if no such person is appointed, the Committee itself.

(b)

“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

(c)	“Board” means the board of directors of theCompany.

(d)	“Change of Control” means an occurrence when either:

(i)	a Person or Entity, other than the current “control person” of the Company (as that term is defined in the Securities Act), becomes a “control person” of the Company; or

(ii)	a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then- incumbent Board.

(e)	“Class A Shares” means the Company’s Class A subordinate voting shares.

(f)	“Class B Shares” means the Company’s Class B proportionate voting shares.

(g)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any regulations thereunder.

(h)

“Committee” means a committee of the Board to which the responsibility of approving the grant of stock options has been delegated, or if no such committee is appointed, the Board itself. At any time that the Company is an SEC registrant and is not a “foreign private issuer” for purposes of the Securities Act and the Exchange Act, the Committee shall be comprised of not less than such number of Directors as shall be required to permit awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a “non- employee director” within the meaning of Rule 16b-3.

(i)	“Company” means 4Front Ventures Corp.

(j)	“Consultant” means an individual who:

(i)

is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary, other than services provided in relation to a “distribution” (as that term is described in the Securities Act) or services in connection with the offer or sale of securities in a capital-raising transaction, or that directly or indirectly promote or maintain a market for the issuer’s securities;

(ii)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (v) below);

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)

has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof, and includes:

(v)	a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a “Consultant Entity”); or

(vi)	an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(k)

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability, provided that solely for purposes of determining whether the exercise of an Incentive Stock Option (to the extent permitted under the terms of such Incentive Stock Option) within one year following the disability of the Option Holder meets the requirements of Section 422(c)(6) of the Code, disability shall have the meaning ascribed to it under Section 22(e) of the Code.

(l)	“Employee” means:

(i)

an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as an employee or as an equivalent thereto; or

(ii)

an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes

(iii)	a corporation wholly-owned by such individual; and

(iv)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(m)	“Exchange” means the stock exchange upon which the Class A Shares principally trade.

(n)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(o)	“Executive” means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i)	a corporation wholly-owned by such individual; and

(ii)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(p)	“Exercise Notice” means the written notice of the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Option Holder.

(q)

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(r)	“Exercise Price” means the price at which an Option is exercisable as determined in accordance with section 5.3.

(s)	“Expiry Date” means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 11.4.

(t)	“Expiry Time” means the time the Option expires on the Expiry Date, which is 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date.

(u)	“Fair Market Value” means the fair market value of the Class B Shares, which is the Market Value multiplied by 80.

(v)

“Grant Date” means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(w)	“Incentive Stock Option” means an Option that is labelled or described as an Incentive Stock Option and which qualifies as an Incentive Stock Option within the meaning of Section 422(b) of the Code.

(x)	“Insider” means an insider as that term is defined in the Securities Act.

(y)	“Market Value” means the market value of the Class A Shares as determined in accordance with section 5.3.

(z)	“Non-Statutory Stock Option” means an Option granted to an Option Holder which is not intended to be or does not qualify as an Incentive Stock Option.

(aa)

“Option” means a share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company, and includes Incentive Stock Options and Non- Statutory Stock Options.

(bb)	“Option Certificate” means the certificate, in substantially the form set out as Schedule A hereto, evidencing the Option.

(cc)	“Option Holder” means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(dd)

“Outstanding Issue” means the number of Class A Shares, taken together with the number of Class A Shares issuable on conversion of the Class B Shares and the Class C Multiple Voting Shares immediately prior to the Class B Share issuance or grant of Option in question.

(ee)

“Person or Entity” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(ff)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(gg)	“Plan” means this stock option plan as from time to time amended.

(hh)

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(ii)

“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(jj)

“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(kk)	“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(ll)	“Share” or “Shares” means, as the case may be, one or more Class B Shares in the capital stock of the Company.

(mm)	“Subsidiary” means a wholly-owned or controlled subsidiary corporation of the Company.

(nn)

“Ten Percent Shareholder Participant” means an individual to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent, if any, or its subsidiary corporations (as defined in Code Section 424(e)).

(oo)	“Triggering Event” means:

(i)	the proposed dissolution, liquidation or wind-up of the Company;

(ii)

a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii)	the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv)	a proposed Change of Control of the Company;

(v)	the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi)

a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(pp)	“U.S. Option Holder” means an Option Holder whose Options awarded under the Plan are subject to taxation under the Code, including U.S. residents and U.S. citizens regardless of country of residence.

(qq)	“Vest” or “Vesting” means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

1.2                      Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein without giving effect to the conflicts of laws principles thereof and without reference to the laws of any other jurisdiction. The Company and each Option Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

1.3                      Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2
GRANT OF OPTIONS

2.1                      Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan. Options will be awarded to U.S. Option Holders only if such U.S. Option Holder performs services for the Company or any corporation or other entity in which the Company has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined in accordance with applicable regulations under section 409A of the Code, such that the Option will constitute an award of “service recipient stock” for purposes of Section 409A of the Code or otherwise does not subject the award to the excise tax under Section 409A of the Code. For U.S. Options Holders, an Option will not be granted to an RRSP.

2.2                      Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a)	the name and address of the Option Holder;

(b)	the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c)	the designation of Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(d)	the Grant Date and Expiry Date of the Option;

(e)	the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(f)	the vesting and other additional terms, if any, attached to the Option; and

(g)	the particulars of each and every time the Option is exercised.

2.3                      Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 3
PURPOSE AND PARTICIPATION

3.1                      Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2                      Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants to whom Options are to be granted, subject to the provisions of section 2.1 hereof, and provided that only a committee of the Board comprised of directors who qualify as independent directors (within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant awards to Directors who are not also employees of the Company or an affiliate of the Company.

3.3                      Limits on Option Grants

The following limitations shall apply to the Plan and all Options thereunder:

(a)

the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue (unless the Company has obtained disinterested shareholder approval if required by Regulatory Rules);

(b)

if required by Regulatory Rules, disinterested shareholder approval is required to the grant to Insiders, within a 12 month period, of a number of Options which, when added to the number of outstanding Options granted to Insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(c)	with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(d)	the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(e)

the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period, and such limitation will not be an amendment to this Plan requiring the Option Holders consent under section 9.2 of this Plan.

3.4                      Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

3.5                      Copy of Plan; Effective Date of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder. The Plan was adopted by the Board on [ ], 2019. The Plan shall be subject to approval by the stockholders of the Company which approval will be within 12 months after the date the Plan is adopted by the Board.

3.6                      Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary. In addition, the Company or an affiliate may at any time dismiss an Option Holder from employment free from any liability or any claim under the Plan or any Option, unless otherwise expressly provided in the Plan or in any award agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Option Holder shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

3.7                      No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options.

3.8                      Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder is promised his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.9                      Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.10                    Representation

As a condition precedent to the issuance of an Option, the Company must be able to represent to the Exchange as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary.

SECTION 4
NUMBER OF SHARES UNDER PLAN

4.1                      Number of Shares

Subject to adjustment as provided for herein and to SECTION 12, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan, plus any other outstanding stock options of the Company granted pursuant to any other Company option plan or a previous stock option plan or agreement, will not exceed 10% of the Outstanding Issue. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

4.2                      Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5
TERMS AND CONDITIONS OF OPTIONS

5.1                      Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option. No Incentive Stock Option may be granted after ten (10) years from the earlier of the date this Plan was adopted by the Board or the date this Plan was approved by shareholders. The term and expiry date of an Incentive Stock Option shall not exceed ten (10) years, (and in the case of an Incentive Stock Option granted to a Ten Percent Shareholder Participant, it shall not exceed five (5) years) from Grant Date of such Incentive Stock Option.

5.2                      Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3                      Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Fair Market Value of the Shares as of the Grant Date. The Market Value of the Class A Shares for a particular Grant Date shall be determined as follows, and for Options awarded to U.S. Option Holders, the Exercise Price will not be less than such Market Value, provided however that the Committee may designate a purchase price below Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an affiliate of the Company:

(a)

for each organized trading facility on which the Class A Shares are listed, Market Value will be the closing trading price of the Class A Shares on the day immediately preceding the Grant Date, and, except with respect to Options awarded to U.S. Option Holders, may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)

if the Company’s Class A Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Class A Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)

if the Company’s Class A Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)

if the Company’s Class A Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Class A Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Class A Shares in private transactions negotiated at arms length and any other factors required to be considered under section 409A of the Code for purposes of valuation of stock that is not traded on an established securities market. Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

Notwithstanding the foregoing, the Exercise Price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the Fair Market Value on the Grant Date as determined in good faith by the Committee at the Grant Date.

5.4                      Incentive Stock Options.

The maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options is 625,000 Shares. Incentive Stock Options may only be granted to individuals who are employees of the Company or a subsidiary of the Company (as defined under section 424(f) of the Code). To the extent that Options designated as Incentive Stock Options become exercisable by an Option Holder for the first time during any calendar year for Shares having a fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall not be treated as Incentive Stock Options but instead shall be treated as Non-Statutory Stock Options. For the purposes of this Section 5.4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of Shares shall be determined as of the Grant Date of the Option with respect to such Shares. If the Code is amended to provide for a different limitation than that set forth in this Section 5.4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as may be required or permitted by such amendment to the Code. If an Option is treated as a Non-Statutory Option in part by reason of the limitation set forth in this Section 5.45.4, the Option Holder may designate which portion of such Option the Option Holder is exercising at any given time. In the absence of such designation, the Option Holder shall be deemed to have exercised the Incentive Stock Option portion of the Option first. If the Plan is not approved by shareholders in accordance with the requirements of section 422 of the Code within twelve (12) months of the adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Non-Statutory Stock Options. The Company shall have no liability to an Options Holder, or any other party, if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

5.5                      Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4, or 11.4 of this Plan:

(a)

Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order, in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(b)

Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i)	termination for cause;

(ii)	resigning his or her position; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order, in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.6                      Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan.

5.7                      Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 6
TRANSFERABILITY OF OPTIONS

6.1                      Non-transferable

An Incentive Stock Option shall not be assignable or transferable by any Option Holder and, subject to section 6.2 hereof, may be exercised during the life of the Option Holder only by the Option Holder. An Option other than an Incentive Stock Option are non-assignable and non-transferable, except as provided otherwise in this SECTION6.

6.2                      Death of Option Holder

In the event of the Option Holder’s death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3                      Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder’s Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4                      Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder’s Disability and such Option Holder dies within one year after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Option Holder and the applicable Expiry Date.

6.5                      Vesting

Unless the Committee determines otherwise, Options held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

6.6                      Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder’s right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder’s re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

SECTION 7
EXERCISE OF OPTION

7.1                      Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft or wire transfer payable to the Company or its legal counsel or, at the discretion of the Company, by payment of the exercise price through broker-assisted cashless exercise, tender of previously owned Shares with a fair market value equal to the exercise price, net exercise (except with respect to Incentive Stock Options) and any other method permitted under the terms of the Option Certificate and attached schedules or as may be approved by the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options may not be exercised during a Black-Out unless the Committee determines otherwise.

7.2                      Black Out Period

Notwithstanding the foregoing, except in the case of Incentive Stock Options, if an Option expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to section 5.5(a)(i), (ii), or (iii) or section 5.5(b)(i), (ii), or (iii) above) within or immediately after a Black Out, the term of such Option shall be extended to the date which is ten (10) business days after the last day of the Black Out; provided, that, the expiration date as extended by this section 7.2 will not in any event be beyond the later of: (i) December 31 of the calendar year in which the Option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire.

7.3                      Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the certificate for the Shares.

7.4                      No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

7.5                      No Right to Employment; Other Benefits

No compensation or benefit awarded to or realized by any Option Holder under the Plan shall be included for the purpose of computing such Option Holder’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

7.6                      Tax Withholding and Procedures

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Option Holder who wishes to exercise an Option must, in addition to following the procedures set out in 7.1 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts;

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; or

(c)	and must in all other respects follow any related procedures and conditions imposed by the Company.

7.7                      No trust Fund Created

Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate and an Option Holder or any other Person or Entity. To the extent that any Person acquires a right to receive payments from the Company or any affiliate pursuant to an award, such right shall be no greater than the right of any unsecured general creditor of the Company or any affiliate.

SECTION 8
ADMINISTRATION

8.1                      Board or Committee

The Plan shall be administered by the Administrator with oversight by the Committee. 8.2 Powers of Committee The Committee shall have the authority to do the following:

(a)	oversee the administration of the Plan in accordance with its terms;

(b)	appoint or replace the Administrator from time to time;

(c)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value;

(d)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f)

determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g)	do the following with respect to the granting of Options:

(i)	determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)

determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii)	subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options;

(iv)	determine when Options shall be granted;

(v)	determine the number of Shares subject to each Option; and

(vi)	to designate Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(h)	accelerate the vesting schedule of any Option previously granted; and

(i)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.3                      Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.4                      Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SECTION 9
APPROVALS AND AMENDMENT

9.1                      Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of the shareholders of the Company as prescribed by the Regulatory Authority. If shareholder approval is required, any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2                      Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan (provided that with respect to Options of U.S. Option Holders such amendment will be undertaken only if it will not cause adverse tax consequences under section 409A of the Code) or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)

materially increase the obligations of an Option Holder; then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company, if required by the Exchange.

SECTION 10
CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1                    Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2                     Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2 of this Plan.

10.3                     Inability to Obtain Regulatory Approvals

The Company’s inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options hereunder, the exercise of those Options or the lawful issuance and sale of any Shares pursuant to such Options, shall relieve the Company of any liability with respect to the failure to complete such transaction.

SECTION 11
ADJUSTMENTS AND TERMINATION

11.1                     Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this SECTION 11, the Plan shall terminate on, and no more Options shall be granted under the Plan after, the tenth anniversary of the date of the Board’s adoption of the Plan.

11.2                     No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3                     Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Options; and

(b)

a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)

the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company. Any adjustment made to any Options pursuant to this section 11.3 shall not be considered an amendment requiring the Option Holder’s consent for the purposes of section 9.2 of this Plan.

11.4                     Triggering Events

Subject to the Company complying with section 11.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Option Holders in question:

(a)	cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b)

cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably, and in the case of Options held by U.S. Option Holders, in a manner that complies with the requirements of U.S. Treas. Reg. Sec. 1.409A-1(b)(5)(v)(D), and with respect to Incentive Stock Options, with U.S. U.S. Treas. Reg. Sec. 1.424-1(a)(5).

Such termination or exchange shall not be considered an amendment requiring the Option Holder’s consent for the purpose of section 9.2 of the Plan.

11.5                     Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6                     Determinations to be Made By Committee

Adjustments and determinations under this SECTION 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SECTION 12
ADJUSTMENTS AND TERMINATION

12.1                     Maximum Number of Options

Notwithstanding anything contained in the Plan to the contrary, the maximum number of options the committee can grant is 10% of the number of Class A Shares, which for clarity, includes the number of Class A Shares issuable on conversion of the Class B Shares and the Class C Multiple Voting Shares. For the avoidance of doubt, the maximum number of stock options granted under this Plan and any other Company equity incentive plan must not exceed 10% of the Outstanding Issue.

SECTION 13
CALIFORNIA OPTIONS

13.1                     California Options

Notwithstanding any other provision of this Plan, the provisions of this SECTION 13 shall apply to any award granted or proposed to be granted to a Person in California, unless such award is otherwise exempt from the applicable securities laws of California (a “California Award”).

13.2                     Termination Date

A California Award may not be exercised more than 10 years after the grant date and any award agreement shall terminate on or before the 10th anniversary of the date of grant.

13.3                     Post-Termination Exercise Period

Unless employment is terminated for cause as defined by applicable law, the terms of the Plan or award agreement or a contract of employment, the right to exercise an Option by a Participant in California in the event of termination of employment of the Participant, to the extent that the Participant is entitled to exercise on the date employment terminates, continues until at least the earlier of the expiration of the Term of Option or:

(a)	at least six months from the date of termination, if termination was caused by death or disability; or

(b)	at least 30 days from the date of termination, if termination was caused by other than death or disability.

13.4                     Shareholder Approval / Grant Limitations

The Company will not grant California Awards unless:

(a)

the Company is a foreign private issuer, as defined by Rule 3b-4 of the Exchange Act, on the grant date of the California Award, and the aggregate number of persons in California granted awards under all compensation plans and agreements and issued securities under all purchase and bonus plans and agreements of the Company does not exceed 35; or

(b)

prior to or within 12 months of the granting of the first California Award under the Plan and prior to increasing the number of Authorized Shares, the Plan is approved by a majority of the Company’s outstanding securities entitled to vote, not counting for the purpose of calculating such vote any securities issued upon exercise or vesting of awards granted in California.

Awards granted prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Authorized Shares, as the case may be, and such awards shall be rescinded if such security holder approval is not received in the manner described in Section 13.4.

13.5                     Company Information

The Company shall furnish summary financial information (audited or unaudited) of the Company’s financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each Participant in California during the period such Participant has one or more Awards outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares; provided, however, the Company shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Company assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701.

SCHEDULE A

[Include legends prescribed by Regulatory Authorities, if required.]

4FRONT VENTURES CORP.

CLASS B PROPORTIONATE SHARE OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the “Plan”) of 4Front Ventures Corp. (the “Company”) and evidences that •[Name of Option Holder] is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to • Class B Proportionate Voting Shares (the “Shares”) in the capital stock of the Company at a purchase price of Cdn.$• per Share (the “Exercise Price”). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 4:00 p.m. local time in Vancouver, British Columbia, Canada (the “Expiry Time”) on the following Expiry Date:

(a)	the Grant Date of this Option is •, 20•; and

(b)	subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4 of the Plan, the Expiry Date of this Option is 20.

To exercise this Option (to the extent it is vested), the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company or its legal counsel, or by payment of the exercise price through broker-assisted cashless exercise, tender of previously owned Shares with a fair market value equal to the exercise price, net exercise (except with respect to Incentive Stock Options) in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions, including vesting conditions, contained in the schedules, if any, attached hereto.

[Include legends prescribed by Regulatory Authorities, if required.]

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of

America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii)sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

4Front Ventures Corp. by its authorized signatory:

__________________________________

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Option Holder:

Signature	Date signed:

Print Name

Address

OPTION CERTIFICATE – SCHEDULE

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.

The Options will not be exercisable unless and until they have vested in accordance with the terms of the Plan and the vesting schedule below, and then only to the extent that they have vested. Provided that the Option Holder remains in continuous service with the Company or an affiliated entity through the dates specified below, the Options will vest in accordance with the following:

(a)	• Shares ( • %) will vest and be exercisable on or after the Grant Date;

(b)	• additional Shares ( • %) will vest and be exercisable on or after • [date];

(c)	• additional Shares ( • %) will vest and be exercisable on or after • [date];

(d)	• additional Shares ( • %) will vest and be exercisable on or after • [date];

2.

Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in paragraphs 5.4(a) or 5.4(b) of the Plan, the Expiry Date of the Option shall be • [Insert date desired that is longer or shorter than the standard 30 days as set out in the Plan] following the date the Option Holder ceases to hold such position.

Type of Option	_______Incentive Stock Option
(U.S. Employees only):	_______Non-Statutory Stock Option

3.	The following provisions apply to Incentive Stock Options.

(a)	Incentive Stock Options (“ISOs”) may be issued only to individuals who are employees of the Company or a subsidiary of the Company (as defined under section 424(f) of the Code) (“U.S. Employees”).

(b)

If a U.S. Option Holder has been granted an ISO and ceases to be a U.S. Employee, then, in order to retain the status of the Option as an ISO for U.S. federal tax purposes, such Option must be exercised within the time limits set forth below. Failure to exercise an Incentive Stock Option within the following time limits will result in the Option ceasing to be an Incentive Stock Option. The limitations below are not intended to extend the term of an Option as set forth in the Plan, the applicable Option Certificate and related Schedules. The limitations below merely reflect the period during which an Option intended to be an Incentive Stock Option must be exercised (assuming it otherwise could be exercised during such period) in order retain Incentive Stock Option tax treatment. If an ISO ceases to be an ISO by virtue of failure to timely exercise the Option as described above, but the Option remains exercisable pursuant to its terms, the Option will be treated as a Non- Statutory Stock Option and the provisions set forth in the Plan or the Option Certificate will apply with respect to the period during which the Option may be exercised.

•

A U.S. Option Holder who ceases to be a U.S. Employee due to Disability must exercise an ISO (to the extent such ISO was exercisable on the date of termination of employment due to Disability) within one year following the date of termination due to Disability (but in no event beyond the term of such Incentive Stock Option) in order to retain ISO tax treatment.

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A U.S. Option Holder who ceases to be a U.S. Employee for any reason other than the death or Disability must exercise such ISO (to the extent such ISO was exercisable on the date of termination of employment) within three months following the date of termination (but in no event beyond the term of such ISO), in order to retain ISO tax treatment.

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An Incentive Stock Option of a U.S. Participant who ceases to be a U.S. Employee by reason of death can be exercised by the estate in accordance with the terms of the Plan and applicable Option Certificate during the period specified in the Plan or the applicable Option Certificate without loss of ISO tax treatment (assuming other ISO requirements are met).

(c)

To the extent that an Option designated as an ISO becomes exercisable by an Option Holder for the first time during any calendar year for Shares having a fair market value greater than US$100,000 (measured by the fair market value as of the Grant Date), the portion of such Option which exceeds such amount shall not be treated as an ISO but instead shall be treated as a Non-Statutory Stock Option.

SCHEDULE B

4FRONT VENTURES CORP.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan

•

• [Address]

(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the “Plan”) of 4Front Ventures Corp. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(d)	all of the Shares; or

(e)	of the Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate). The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Shares (or such other method of payment permitted by the grant agreement) and directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

__________________________________________________

__________________________________________________

__________________________________________________

__________________________________________________

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date of theOption.

DATED the day        of        , 20 .

Signature of Option Holder